05013215

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Mining and Metallurgical Company Norilsk Nickel

*CURRENT ADDRESS Voznesensky Pereulok. 22 "Usadba Center"
Moscow, 125993,
Russia

New ~~**FORMER~~ NAME OJSC MMC Norilsk Nickel

**NEW ADDRESS

FILE NO. 82-~~5167~~ 4270 FISCAL YEAR 2004

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE: 12/12/05

DEBEVOISE & PLIMPTON LLP

Business Center Mokhovaya
Ulitsa Vozdvizhenka, 4/7
Stroyeniye 2
Moscow 125009
Tel 7 (503 or 095) 956 3858
Fax 7 (503 or 095) 956 3868
www.debevoise.com

August 5, 2005

VIA COURIER

Division of Corporate Finance
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0302

Re: OJSC Mining and Metallurgical Company Norilsk Nickel reinstatement of exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (SEC File No. 82-5167)

Ladies and Gentlemen:

This letter is being furnished, with the Annex hereto, to the U.S. Securities and Exchange Commission (the "SEC") on behalf of our client, OJSC Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel" or the "Company"), an open joint stock company organized under the laws of the Russian Federation, in order to reinstate the exemption (the "Exemption") of its ordinary shares from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)").

Norilsk Nickel was established in 1997 as a separate company and part of a corporate group, the holding company of which was called RAO Norilsk Nickel ("RAO Norilsk"). In 2001, RAO Norilsk received a Rule 12g3-2(b) exemption and established a Level 1 American Depositary Receipt ("ADR") program with The Bank of New York acting as depositary. Also in 2000-2001, the Norilsk group underwent a major corporate restructuring as a result of which the Company replaced RAO Norilsk Nickel as the holding company within the group.

As part of the restructuring, the Company became a party to the deposit agreement with The Bank of New York and established an exemption under Rule 12g3-2(b) on April 13, 2001 (File No. 82-5167) (the "2001 Application") in order to

become the registrant and successor issuer of the shares underlying RAO Norilsk's Level 1 ADR program. It now appears that the Company has inadvertently allowed the Exemption to lapse, following the submission of the materials required to be filed up to February 17, 2003.

The Company desires to apply for reinstatement of the Exemption by furnishing the SEC with all material required to be filed pursuant to Rule 12g3-2(b) since January 1, 2003, confirming to the SEC the matters set forth in the 2001 Application and acknowledging that, in order to maintain the Exemption, it must furnish the information required by the Rule in the future on a timely basis.

A. LIST OF INFORMATION MADE PUBLIC, PUBLICLY FILED OR DISTRIBUTED AND SUBMITTED HEREWITH TO THE SEC

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we have enclosed in Annex hereto a copy of each of the documents, which constitute the information that the Company since January 1, 2003, made or was required to make public pursuant to the laws of the Russian Federation; filed or was required to file with the Non-Commercial Partnership RTS Stock Exchange ("RTS") or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") or Federal Service for Financial Markets (the "FSFM", successor of the Federal Commission for Securities Market) and was made public by the RTS, MICEX or the FSFM; and distributed or was required to distribute to its security holders.

We have been informed by the Company that the documents listed in Annex hereto comprise all of the materials required to be furnished under Rule 12g3-2(b) since January 1, 2003. These documents, together with all information furnished to the SEC since the Company received an exemption under Rule 12g3-2(b) in April 2001, complete the information that the Company is required to furnish to the SEC pursuant to Rule 12g3-2(b) up to the present date.

The Company is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act and its securities are not subject to any of the disqualifications stated in Rule 12g3-2(d) of the Exchange Act.

B. INFORMATION REQUIRED TO BE MADE PUBLIC, PUBLICLY FILED OR DISTRIBUTED TO SECURITY HOLDERS

The following is a list of the information that the Company makes or is required to make public pursuant to the laws of the Russian Federation; files or is required to file with the RTS, MICEX or FSFM (or the information that is or will be made public by the RTS or MICEX or FSFM) and distributes or is required to distribute to its security holders. The Company agrees pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act to furnish to the SEC on an on-going basis such information promptly after it is made public, filed or distributed as described above. If such information shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

Information required to be distributed to security holders, made public and/or filed with FSFM pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(i) Annual Report.	Must be published on the Company's website following its approval at the Company's annual general meeting of shareholders. This meeting must be held not earlier than two (2) months and not later than six (6) months after the end of the calendar year.	Federal Law No. 208-FZ "On Joint Stock Companies" (the "JSC Law"), Articles 47(2) and 92(1), FSFM Regulation No. 05-5/pz-n dated March 16, 2005 ("Regulation 05-5").
(ii) Annual financial statements, including audited balance sheet and audited profit and loss statement, with independent and internal auditor's annual reports.	Annual audited balance sheet, reviewed by an independent auditor, must be published in the press accessible to all of the shareholders as well as on the Company's website. It also must be delivered to all shareholders prior to the annual shareholder's meeting. The audited profit and loss statement must be published in the press no later than June 1 of the year following the reporting year after it is reviewed by an independent auditor and approved at the Company's annual general meeting of shareholders. The independent and internal auditors' reports must be delivered to all shareholders prior to the annual shareholders' meeting.	JSC Law, Article 92(1); Federal Law No. 129-FZ, "On Accounting and Bookkeeping," dated November 21, 1996, Articles 14, 15 and 16; Order of the Ministry of Finance of the Russian Federation No. 112, dated December 30, 1996; Order of the Ministry of Finance of the Russian Federation No. 101, dated November 28, 1996.
(iii) Information on candidates to the board of directors, executive bodies and the internal auditor.	Information on candidates to the board of directors, executive bodies and the internal auditor must be delivered to all shareholders prior to the annual shareholders' meeting.	JSC Law, Article 52(3); Regulation of the Federal Commission on Securities Market ("FCSM", now FSFM) No.17/p of May 31, 2002 ("Regulation 17/p").

(iv) Proposed amendments to the charter, draft of the new charter and draft of internal regulations; the approved charter (with amendments and addenda thereto) and the approved internal regulations.	The Company is required to deliver to all of its shareholders prior to a general shareholders' meeting any proposed amendments to its charter, a draft of the new charter and drafts of new internal regulations of the Company. The Company is required to place its charter and amendments thereto on the Company's website not later than three (3) days following notification on state registration of such amendments. The Company is required to place its internal regulations on the Company's website not later than three (3) days following the approval of such regulations by the competent bodies of the Company.	JSC Law, Article 52(3); Regulation 05-5; Regulation 17/p.
(v) Reorganization.	The Company is required to publish information on its reorganization in the journal "Vestnik Gosudarstvennoi Registratsii" within 30 days of the adoption of the decision on its reorganization.	JSC Law, Article 15(6); Civil Code of the Russian Federation (the "Civil Code"), Article 60.
(vi) Liquidation.	The Company is required to publish information on its liquidation in the journal "Vestnik Gosudarstvennoi Registratsii" immediately following the adoption of the decision on its liquidation.	JSC Law, Article 22(1); Civil Code, Article 63.
(vii) Decrease of the charter capital.	The Company is required to publish information on the decrease of its charter capital in the journal "Vestnik Gosudarstvennoi Registratsii" within 30 days from adoption of the decision on the decrease of its charter capital.	JSC Law, Article 30.

(viii) List of affiliated entities indicating the number and type of shares owned by such entities.	Must be filed with the FSFM quarterly within 45 days of the end of the reporting period. The current list of Company's affiliated entities must be available on the Company' website and changes to such list must be reflected on the website within 3 days of their occurrence.	JSC Law, Article 93; Regulation 05-5.
(ix) Public offerings of the securities (i.e., equities or bonds).	The Company is required to publish information of such offerings in the news line on the Internet, in the press and on the website designated by the Company (i) following adoption and approval of a decision on placement of securities, (ii) following state registration of the issuance of securities; (iii) following placement of the issued securities or expiration of the period allowed for placement and (iv) following state registration of the report on the results of the issuance of securities.	JSC Law, Article 92(2); Regulation 05-5.
(x) Notice of shareholders' meetings.	The Company is required to distribute such notice to the shareholders no later than twenty (20) days prior to the shareholders' meeting and no later than thirty (30) days prior to the shareholders' meeting if it is convened on the issue of reorganization and not later than fifty (50) days prior to the shareholders meeting if it is convened to elect the members of the board of directors.	JSC Law, Articles 52 and 92(1).
(xi) Decisions made at shareholders' meetings.	The Company is required to compile minutes of the shareholders' meeting where a vote is passed no later than fifteen (15) days following the voting and to distribute such minutes along with the decisions made at the shareholders' meeting to shareholders within ten (10) days thereafter.	JSC Law, Article 62.

(xii) Notice of proposal by the Company to buy-back its issued and outstanding shares.	The Company is required to deliver a notification to all shareholders of the buy-back by the Company of their shares and the right of the shareholders to sell their share to the Company. Such notification must be made not less than 30 days prior to the beginning of the buy-back period.	JSC Law, Article 72; Regulation 17/ps.
(xiii) Notice to shareholders of their right to require redemption by the Company of their shares, including the procedure for and price of such redemption.	The Company is required to notify all shareholders of their right to demand the redemption of their shares in the Company upon the adoption at the shareholders' meeting of the decisions as set forth in the JSC Law. Such notification must be sent together with the notification of the shareholders' meeting of the Company, the agenda of which envisages the adoption of the relevant decisions at the shareholder's meeting.	JSC Law, Articles 75, 76; Regulation 17/ps.
(xiv) Pre-emptive rights notice to shareholders with regard to the purchase of shares or convertible securities.	The Company is required to distribute such notice simultaneously with the notice of the meeting of shareholders convened to decide upon the issuance of securities.	JSC Law, Article 41(1).

(xv) Decision to issue new securities.	The Company is required to file the decision with the FSFM no later than three (3) months after adoption and no later than one (1) month after approval of the prospectus.	Regulation 05-4, Section 2.4.8.
(xvi) Prospectus in respect of issuance of securities.	The Company is required to file prospectus with the FSFM no later than three (3) months after the adoption of a decision to issue Company securities and not later than one (1) month after the approval of the prospectus by the Company. The text of the prospectus must be published on the Company's website no later than three (3) days following the receipt by the Company of FSFM notification on state registration of the share issue[1].	Federal Law No. 39-FZ "On Securities Market" (the "Securities Law"), Articles 19, 20, 22 and 22.1; Regulations of the FSFM No.05-4/pz-n, dated March 16, 2005 ("Regulation 05-4").
(xvii) Disclosure of information with respect to placement of securities.	The Company is required to disclose certain information with respect to the starting date of placement of securities, on changing such date; on the placement price; on the suspension, recommencement and completion of securities' placement.	Regulation 05-5, Section 2.5.
(xviii) Report on the results of issuance of securities.	The Company is required to file the report with the FSFM within thirty (30) days after completion of the placement of issued securities. The registered report must be published on the Company's website within three (3) days following state registration of the report by the FSFM.	Regulation 05-4, Section 2.6.1.

[1] Additional disclosure requirements apply in case a prospectus is registered after state registration of the report on the results of issuance of securities.

(xix) Notice on the manner (e.g. date, place, time) of disclosure to potential investors of the information contained in the prospectus.	Company is required to publish a notice in a periodical with a circulation of at least ten thousand (10,000) in the event of an open subscription and one thousand (1,000) in the event of a closed subscription. Such notice must be made through a news agency authorized by the FSFM not later than one (1) day following state registration of the prospectus; placed on the Company's website no later than three (3) days after state registration and published in press no later than five (5) days after state registration of the prospectus.	Securities Law, Article 23; Regulation 05-5.
(xx) Quarterly report by the issuer of securities subject to the prospectus filing requirement.	The Company is required to file the quarterly report with the FSFM within forty-five (45) days after the end of a reporting quarter. Within the same time period, the Company is required to make the report available on the Internet. The report must be available on the Company's website for at least three (3) years.	Securities Law, Article 30; Regulation 05-5, Sections 5.6 and 5.7.
(xxi) Notice regarding material facts with respect to the business (e.g., reorganization of the Company, a 10% increase/decrease of the assets, revenues or losses, information on issuance of securities, payment of dividends, information on person that has acquired more than 25 per cent of securities of any type; information on the date for closing the register, decisions of the general shareholders' meetings, decisions on issue of	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within one (1) day after the occurrence of a material event, (ii) publish such notice on Company's website within three (3) days after the occurrence of a material event; (iii) file such notice with the FSFM within five (5) days after the occurrence of a material event; and (iv) publish such notice in press within five (5) days after the occurrence of a material event.	Securities Law, Article 30; Regulation 05-5, Section 6.

securities, etc.).		
(xxii) Notice on events[2] that may materially affect the price of securities.	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within one (1) day after the occurrence of the respective event, (ii) publish such notice on Company's website within three (3) days after the occurrence of the respective event; and (iii) file such notice with the FSFM within five (5) days after the occurrence of the respective event. A list of some events that are considered to be events that may materially affect the price of securities is in the footnote below.	Securities Law, Article 30; Regulation 05-5, Section 8.6.

[2] The following events are considered as materially affecting the price of securities within the meaning of Regulation 05-5, and therefore must be disclosed:

(1) certain decisions adopted by the Company's board of directors, including the following:
- to convene a general meeting of shareholders;
- to establish or terminate an executive body of the Company;
- to determine the amount of dividends;
- to suggest to the general shareholders' meeting to decide in the Company's reorganization and procedure of such reorganization;
- to approve a large transaction;
- to approve a holder of the Company's register of shareholder;
- to redeem Company's shares or other securities;
- to create Company's branches or representative offices.

(2) termination of authority of management bodies of the Company;
(3) changes in the shareholding of directors and officers in the Company or its affiliates;
(4) changes in the Company's shareholders which have five or more percent of Company's shares;
(5) an interested-party transaction involving five or greater percent of the Company's assets;
(6) initiation of bankruptcy proceedings against the Company or any of its downstream affiliates;
(7) entering into an agreement with a stock exchange to list Company's securities and listing of Company's securities on a stock exchange;
(8) listing of the Company's securities on a stock exchange;
(9) approval of FSFM to place Company's securities outside the Russian Federation;
(10) discovery of any material incompliance in the financial statements or accounting reports published and/or disclosed by the Company;
(11) disclosure of financial statements prepared in accordance with IAS or US GAAP;
(12) filing of an application with state authorities to register reorganization or liquidation of the Company;
(13) termination of a subsidiary company;
(14) obtaining, suspension, withdrawal, exchange, prolongation or termination of a license that may materially affect the Company's activities;
(15) filing of a suit against the Company, its subsidiaries or downstream affiliates if such may have a material adverse effect on its or their financial status;
(16) change of the Company's website address;

(xxiii) Notice on acquisition of twenty percent (20%) or more of any class of securities of any issuer.	The Company is required to publish such notice through a news agency authorized by the FSFM not later than one (1) day following the acquisition.	JSC Law Article 6(4); Securities Law, Article 30; Regulation of the FSFM No. 05-5, Section 8.7.1.
Information Required to be submitted to the RTS and/or MICEX for its subsequent disclosure by the RTS or MICEX, as the case may be.		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxiv) Copies of documents relating to the issue of securities subject to state registration (i.e., decision on the issuance of securities, securities prospectus and report on the results of the issuance of securities).	The Company is required to submit to the RTS documents relating to the issuance of securities by the Company. Such documents must be submitted to the RTS immediately following their state registration with the FSFM.	Pursuant to RTS Listing Rules.
(xxv) Copies of all amendments to the charter documents and certificates of state registration.	The Company is required to submit to the RTS and MICEX, respectively, notarized copies of all amendments to the charter documents of the Company and the Company's certificate of state registration (in case any amendments are introduced thereto). Such copies must be submitted to the RTS immediately following their state registration with the Russian tax authorities, and must be submitted to MICEX within ten (10) business days of their state registration with the Russian tax authorities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.

(17) purchase by the Company or five percent or more of the shares of another company, as well as any subsequent change of such shareholding by increments of five per cent or more.

(xxvi) Unaudited quarterly financial statements and annual financial statements (prepared in accordance with Russian accounting standards).	The Company is required to submit to the RTS its unaudited quarterly and annual financial statements prepared in accordance with Russian accounting standards. Quarterly financial statements must be submitted within 45 days of the end of the reporting quarter and annual financial statements must be submitted annually.	Pursuant to RTS Listing Rules.
(xxvii) Quarterly statement . on the value of the net assets.	Pursuant to RTS Listing Rules, the Company is required to submit to the RTS a quarterly statement on the value of the Company's net assets. The statement must be provided on a quarterly basis.	Pursuant to RTS Listing Rules.
(xxviii) Quarterly report of the issuer of securities.	The Company is required to submit its quarterly report to the RTS and MICEX, respectively, prepared in accordance with the requirements of the Securities Market Law and FSFM regulations. The report must be provided within 45 days of the end of the reporting quarter.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxix) Annual report.	The Company is required to submit its annual report to the RTS and MICEX, respectively.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxx) Copies of all internal corporate regulations and any amendments thereto.	The Company is required to submit to the RTS copies of all internal corporate regulations of the Company (e.g., documents regulating the activities and procedures of the management bodies of the Company, of the internal auditor (or audit commission) and any amendments thereto. Copies of such documents must be provided as soon as feasible.	Pursuant to RTS Listing Rules.

(xxxi) Information on the amount of remuneration payable to senior officers.	The Company is required to submit to the RTS information on the amount of remuneration payable to members of the Company's board of directors and executive bodies (the chief executive officer and members of the management board). Information must be submitted on a quarterly basis.	Pursuant to RTS Listing Rules.
(xxxii) Notification on the occurrence of material events.	The Company is required to submit to the RTS and MICEX a notification upon the occurrence of a material event pursuant to FSFM regulations.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxiii) Notification on certain corporate events.	The Company is required to submit to the RTS a notification upon the occurrence of the following events: the issuance, stock splits, consolidation or redemption of the Company's securities; the transfer of maintenance of the Company's register of holders of securities to another registrar; the date of the Company's shareholders' meeting; the cut-off date for compilation of the list of persons entitled to the payment of dividends or other distributions in respect of the Company's securities; the number of the Company's shareholders provided by the Company's registrar. The notification must be made not less than fourteen (14) days prior to the occurrence of the relevant corporate event or within one (1) day after the Company became aware about occurrence of the relevant corporate event.	Pursuant to RTS Listing Rules.

(xxxiv) Documents requested by the RTS in connection with an investigation undertaken in respect to certain transactions.	The Company is required to submit to the RTS any documents requested by the RTS in connection with an investigation undertaken by the RTS in respect to certain transactions with the Company's securities. Documents must be provided within the period specified in the request of the RTS.	Pursuant to RTS Listing Rules.
(xxxv) Annual financial statements prepared in accordance with IAS or US GAAP.	The Company is required to submit annually to RTS and MICEX, respectively, its annual financial statements prepared in accordance with IAS or US GAAP. With respect to MICEX this information is provided in case the Company's securities are listed as type "A" securities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxvi) Information on the acquisition by one or more affiliates of more than 75% of the voting shares.	The Company is required to submit to RTS and MICEX, respectively, information on the acquisition of more than 75% of its shares by its affiliate or affiliates, provided that such information must be provided to RTS within five (5) days after the Company becomes aware (or should have become aware) of such acquisition. With respect to MICEX such information is provided in case the Company's securities are listed as type "A" securities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxvii) Report on compliance with the corporate governance rules.	The Company is required to submit to RTS and MICEX, respectively, a report on compliance with the corporate governance rules, and in the case of RTS, such report should be submitted quarterly no later than fifteen (15) days following the reporting quarter, in case of MICEX such information is provided in case any of the Company's documents containing corporate governance requirements are amended..	Pursuant to RTS Listing Rules and MICEX Listing Rules.

(xxxviii) Copy of the corporate governance code, amendments and addenda thereto.	The Company is required to submit to RTS a copy of the Company's corporate governance code following listing of the Company's securities or introduction of any amendments and/or addenda to such code.	Pursuant to RTS Listing Rules.
(xxxix) List of affiliated entities.	The Company is required to submit to RTS quarterly the list of affiliates.	Pursuant to RTS Listing Rules.
(xl) Copies of all amendments to documents relating to the issuance of securities.	The Company is required to submit to MICEX notarized copies of all amendments to the documents relating to the issuance of securities of the Company (decision on the issuance of securities, securities issuance prospectus and report on the placement of securities). Copies of amendments must be provided within ten (10) business days of their state registration with the FSFM.	Pursuant to the MICEX Listing Rules.
(xli) Securities' questionnaire.	The Company is required to submit to MICEX the questionnaire of its securities in case any amendments are introduced thereto.	Pursuant to the MICEX Listing Rules.
(xlii) Information relating to the Company's registrar.	The Company is required to submit to MICEX information on any change in the details of the Company's registrar.	Pursuant to the MICEX Listing Rules.

C. INFORMATION CONCERNING RECENT DISTRIBUTIONS AND U.S. RESIDENT HOLDERS

Pursuant to Rule 12g3-2(b)(v) under the Exchange Act, the Company hereby furnishes the following information:

As of 30 June, 2005, the Company had an authorized share capital of 213,905,884 rubles, consisting of 201,427,180 authorized and outstanding ordinary voting shares (the "Norilsk Shares") and 12,478,704 Norilsk Shares held as treasury shares, with a nominal value of one ruble each. Each common share is entitled to one vote per share. The Norilsk Shares are currently traded on RTS and MICEX, as well as in the form of ADRs traded over-the-counter in the United States and on the IOB of the London Stock Exchange.

The percentage of equity securities represented by holders with registered addresses in the United States is approximately 5.15%. As of July 26, 2005, there were 717 holders with registered addresses in the United States holding 11,023,958 ordinary shares. There are 11 U.S. holders holding through non-U.S. nominees. The percentage of equity securities represented by U.S. holders holding through non-U.S. nominees is approximately 0.08% or 173,908 ordinary shares.

The Company originally obtained the Exemption in April 2001. Since that time, there has been no offering by the Company of its equity securities in the United States.

The Company acknowledges that in order to maintain the Exemption, it must furnish to the SEC, on a timely basis, any and all information (i) made or required to be made public pursuant to the laws of the Russian Federation, (ii) filed or required to be filed with RTS or MICEX (the Russian stock exchanges where the Company's stock is listed) or the FSFM (the Russian securities markets supervisory body) and which was or will be made public by RTS, MICEX or the FSFM and/or (iii) distributed or required to be distributed to its security holders. The Company undertakes to put in place appropriate internal procedures to prevent a lapse in the furnishing of information from occurring in the future.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished hereby pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

On behalf of the Company, we respectfully request that the SEC reinstate the Company's exemption pursuant to Rule 12g3-2(b). In addition, please acknowledge

receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it to our waiting messenger.

If you have any question or comment in connection with the above-mentioned, please call the undersigned at 011-7-095-956-3858 or e-mail at: avkartashkin@debevoise.com.

Very truly yours,

Alan Kartashkin

cc: Denis S. Morozov, Norilsk Nickel

Enclosures

ANNEX

English Translations from Russian or Summaries in English of Information that the Company Has Made Public Pursuant to Russian Law or Has Distributed to its Security holders since January 1, 2003

Binder I

1) Annual reports for each of the financial years 2002, 2003, 2004

Binder II

2) Press releases issued in 2003, 2004, and up to August 1, 2005

(i) Announcement – New appointments in Kola MMC, dated August 1, 2005

(ii) Announcement - MMC Norilsk Nickel announces production figures for 1st half of 2005, dated July 19, 2005

(iii) Announcement - MMC Norilsk Nickel released audited consolidated annual financial statements for 2004 in compliance with International Financial Reporting Standards, dated June 10, 2005

(iv) Announcement - MMC Norilsk Nickel announces production figures for 1st quarter 2005, dated May 6, 2005

(v) Announcement - MMC Norilsk Nickel to demerge its gold assets, dated April 18, 2005

(vi) Announcement - Companies acting in the interests of MMC Norilsk Nickel acquired 32 per cent shareholding in OAO CITY, dated April 13, 2005

(vii) Announcement - Joint energy company to be established in the Norilsk Industrial Region, dated March 28, 2005

(viii) Announcement - MMC Norilsk Nickel is a winner at the fourth nationwide "Most socially effective Russian organizations" competition, dated March 16, 2005

(ix) Announcement - Deputy General Director of MMC Norilsk Nickel, Denis Morozov, named as member of the Company's Management Board, dated March 9, 2005

(x) Announcement - MMC Norilsk Nickel Announces 2004 Preliminary Production Figures, dated February 28, 2005

(xi) Announcement – MMC Norilsk Nickel Announces Preliminary Results of Share Buy Back, dated January 24, 200

(xii) Announcement – MMC Norilsk Nickel Set Up New Department of Corporate and Legal Issues, dated January 24, 2005

(xiii) Announcement - MMC Norilsk Nickel's Management board approves environmental and quality policies, dated January 19, 2005

(xiv) Announcement - MMC Norilsk Nickel Decided to Actively Develop the Mergers and Acquisitions Activities, dated January 17, 2005

(xv) Announcement - MMC Norilsk Nickel sets up a new Department for Mergers and Acquisitions, dated January 11, 2005

(xvi) Announcement - MMC Norilsk Nickel announces open tender for construction of a new mine complex at The Skalisty Mine, dated December 20, 2004

(xvii) Announcement - MMC Norilsk Nickel's annual report wins competitions organized by "Expert" Magazine and The Association for The Protection of Investors' Rights, dated December 20, 2004

(xviii) Announcement - MMC Norilsk Nickel, Gold Fields and Harmony launched preliminary communications, dated December 20, 2004

(xix) Announcement - Russian Academy of Sciences and MMC Norilsk Nickel to set up "Norilsk Palladium" Scientific center, dated December 9, 2004

(xx) Announcement - MMC Norilsk Nickel announces share buy back, dated December 3, 2004

(xxi) Announcement - MMC Norilsk Nickel voted against the proposed transaction with IAM-Gold, dated December 3, 2004

(xxii) Announcement - MMC Norilsk Nickel signs US $400M unsecured committed credit line, dated December 2, 2004

(xxiii) Announcement - New appointments at MMC Norilsk Nickel's Polar Division and MMC Kola have been announced, dated December 1, 2004

(xxiv) Announcement - MMC Norilsk Nickel appoints David Humphreys as Chief economist, dated November 29, 2004

(xxv) Announcement - MMC Norilsk Nickel to Pay Interim Dividend, dated November 26, 2004

(xxvi) Announcement - MMC Norilsk Nickel's Accounting Department Announced the Best in Russia for 2004, dated November 25, 2004

(xxvii) Announcement - MMC Norilsk Nickel released consolidated interim financial statements for the six months ended 30 June 2004 in compliance with International Financial Reporting Standards (IFRS), dated November 19, 2004

(xxviii) Announcement - Norilsk Nickel completes the formation of the Global Distribution Network (GDN), dated November 11, 2004

(xxix) Announcement - MMC Norilsk Nickel's deputy General Director named as the best Russian personnel director, dated November 1, 2004

(xxx) Announcement - Forbes Magazine Named MMC Norilsk Nickel in the a-list of 400 best big companies of the world, dated October 28, 2004

(xxxi) Announcement - MMC Norilsk Nickel announces additional exchange of RAO Norilsk Nickel shares, dated October 20, 2004

(xxxii) Announcement - The General Director of OJSC MMC Norilsk Nickel Mikhail Prokhorov was awarded with the Order of the Russian Orthodox Church, dated October 18, 2004

(xxxiii) Announcement - MMC Norilsk Nickel signed a contract with Volkswagen AG on palladium, dated October 12, 2004

(xxxiv) Announcement - The MMC Norilsk Nickel Board of directors has recommended to pay interim dividend for 9 months of 2004, dated October 11, 2004

(xxxv) Announcement - MMC Norilsk Nickel enters debt market, dated September 17, 2004

(xxxvi) Announcement - MMC Norilsk Nickel released consolidated interim financial statements for the first quarter of 2004 in compliance with International Financial Reporting Standards (IFRS), dated September 10, 2004

(xxxvii) Announcement - MMC Norilsk Nickel has mandated Citigroup and Morgan Stanley for a planned debut issuance of Eurobonds, dated September 8, 2004

(xxxviii) Announcement - MMC Norilsk Nickel and Kvaerner Masa-Yards Inc. sign contract to construct arctic container ship, dated August 27, 2004

(xxxix) Announcement - Moody's and Standard & Poor's assigned credit rating to MMC Norilsk Nickel, dated August 9, 2004

(xl) Announcement - MMC Norilsk Nickel has no plans to transfer its gold mining assets to Gold Fields Ltd in return for increased shareholding, dated August 3, 2004

(xli) Announcement – MMC Norilsk Nickel launches new corporate web site, dated July 29, 2004

(xlii) Announcement - MMC Norilsk Nickel to become member of Palladium Council, Nickel Institute and Cobalt Development Institute, dated June 24, 2004

(xliii) Announcement - MMC Norilsk Nickel annual general shareholders' meeting approves end of year results for 2003, dated June 24, 2004

(xliv) Announcement - Further reorganization of MMC Norilsk Nickel's global distribution network (GDN), dated June 4, 2004

(xlv) Announcement - Tav Morgan has been approved as Deputy General Director – Deputy Chairman of the Norilsk Nickel Management Board, dated June 4, 2004

(xlvi) Announcement - MMC Norilsk Nickel released audited consolidated annual financial statements for 2003 in compliance with International Financial Reporting Standards (IFRS), dated June 2, 2004

(xlvii) Announcement - Board of Directors of MMC Norilsk Nickel made a decision to hold an Annual Shareholders' Meeting on June 24, 2004, dated May 7, 2004

(xlviii) Announcement - Tav Morgan has accepted the invitation to take the post of deputy General Director – deputy Chairman of the Norilsk Nickel Management Board, dated April 9, 2004

(xlix) Announcement - MMC Norilsk Nickel completed the acquisition of an equity stake of approximately 20% in Gold Fields Ltd, dated April 5, 2004

(l) Announcement - MMC Norilsk Nickel announced today that it has purchased for cash, through its wholly owned London based subsidiary Norimet, approximately 98.5 million ordinary shares of Gold Fields Limited for an aggregate purchase price of approximately Rand 7.6 billion or Rand 77.50 per ordinary share, dated March 29, 2004

(li) Announcement - Norilsk Nickel considers ecology as a main priority issue, dated March 26, 2004

(lii) Announcement - Work on MMC Norilsk Nickel's non-core industrial assets to become a separate and independent aspect of the company's business, dated March 19, 2004

(liii) Announcement - Yevgeni Ivanov named as President and Vladimir Sovmen as First Vice President and Executive Director of Polus Joint Stock Company, dated March 9, 2004

(liv) Announcement - MMC Norilsk Nickel collective agreement extended to 2007, dated March 4, 2004

(lv) Announcement – Russian Academy of Science to conduct large scale sociological research in Norilsk on behalf of MMC Norilsk Nickel, dated February 18, 2004

(lvi) Announcement – Russian Federal Commission on Securities Markets has granted an approval for the issue of additional Depositary Receipts, dated February 18, 2004

(lvii) Announcement - MMC Norilsk Nickel's 2002 annual report wins competition organized by "Expert" magazine, dated February 17, 2004

(lviii) Announcement - Yevgeny Ivanov to head gold mining company being developed at Polus Company, dated February 16, 2004

(lix) Announcement – Gipronickel Institute to invest one million dollars in re-equipping during 2004, dated February 10, 2004

(lx) Announcement - MMC Norilsk Nickel comes top in corporate governance ratings for metallurgical companies, dated February 3, 2004

(lxi) Announcement - MMC Norilsk Nickel announced today that its consolidated revenue and operating profits for the year ended 31 December 2003 will be materially lower than market expectations, dated February 3, 2004

(lxii) Announcement – Victor Tomenko appointed director of MMC Norilsk Nickel Polar Branch, dated February 2, 2004

(lxiii) Announcement – MMC Norilsk Nickel to pay interim dividends, dated December 30, 2003

(lxiv) Announcement – The Russian Academy of Science and Norilsk Nickel sign concrete programme for the development of hydrogen energy production, dated December 9, 2003

(lxv) Announcement – Polus has won the auction to develop Titimukhta gold deposit in the Krasnoyarsk region, dated December 3, 2003

(lxvi) Announcement – MMC Norilsk Nickel's annual report has been awarded #1 at the sixth annual Reports' Contest, dated December 1, 2003

(lxvii) Announcement – MMC Norilsk Nickel has launched the implementation of the integrated quality and ecological management system, dated November 18, 2003

(lxviii) Announcement – The MMC Norilsk Nickel board of directors has recommended to pay extraordinary interim dividends for 9 months of 2003, dated November 13, 2003

(lxix) Announcement – Russian scientists and Norilsk Nickel have agreed to cooperate in the area of hydrogen energy generation, dated November 10, 2003

(lxx) Announcement – Norilsk Nickel continues to improve its sales and distribution network, dated October 7, 2003

(lxxi) Announcement – MMC Norilsk Nickel acquired 44.9% in OAO "Lenzoloto", dated September 17, 2003

(lxxii) Announcement – MMC Norilsk Nickel increased sales in January-July 2003, dated September 5, 2003

(lxxiii) Announcement – Norilsk Nickel announces final results of tender offer for shares of Stillwater Mining Company, dated September 3, 2003

(lxxiv) Announcement – Norilsk Nickel announces expiration of tender offer for shares of Stillwater Mining Company, dated August 27, 2003

(lxxv) Announcement – MMC Norilsk Nickel and Rosneft sign a memorandum of cooperation on Arkhangelsk port, dated August 11, 2003

(lxxvi) Announcement – MMC Norilsk Nickel acquires a stake in OAO "Matrosov Mine", dated August 6, 2003

(lxxvii) Announcement – Norilsk Nickel commences tender offer for shares of Stillwater Mining Company, dated July 22, 2003

(lxxviii) Announcement – Dmitri Trifonov murder case is solved, dated July 16, 2003

(lxxix) Announcement – The MMC Norilsk Nickel annual general shareholder meeting approves the company's results for 2002, dated June 30, 2003

(lxxx) Announcement – Stillwater, MMC Norilsk Nickel complete largest Russian-American acquisition, dated June 23, 2003

(lxxxi) Announcement – MMC Norilsk Nickel has appointed a consulting firm to install an integrated system of quality control and ecological management at its production facilities, dated June 19, 2003

(lxxxii) Announcement – Central Bank approves MMC Norilsk Nickel's financing of Stillwater acquisition, dated June 17, 2003

(lxxxiii) Announcement – Federal Trade Commission grants approval of Norilsk Nickel acquisition of Stillwater Mining Company, dated June 16, 2003

(lxxxiv) Announcement – MMC Norilsk Nickel released audited consolidated annual financial statements for 2002 in compliance with International Accounting Standards (IAS), dated June 5, 2003

(lxxxv) Announcement – Norilsk Nickel introduces a new position of Deputy General Director of Environmental Management and Ecology, dated May 26, 2003

(lxxxvi) Announcement – Sales of MMC's commodities in 2001, dated May 6, 2003

(lxxxvii) Announcement – MMC Norilsk Nickel announces an open tender for the installation of ecological management system, dated April 23, 2003

(lxxxviii) Announcement – The Board of Directors of MMC Norilsk Nickel approved the Production Plan to 2015 for its operations in the Taimyr and Kola Peninsulas on the 18th of March 2003, dated April 1, 2003

(lxxxix) Announcement – Norilsk Nickel designates Steven Lucas as a nominee to Stillwater board, dated March 29, 2003

(xc) Announcement – Candidates to the MMC board of directors have been named, dated March 28, 2003

(xci) Announcement – Norilsk Nickel submits nominees to the board of directors of Stillwater Mining Company, dated March 28, 2003

(xcii) Announcement – Head of Treasury has been appointed, dated March 4, 2003

(xciii) Announcement – MMC Norilsk Nickel is adopting international standards of quality control and environmental protection, dated February 18, 2003

(xciv) Announcement – US$ 250 million structured pre-export finance facility for MMC Norilsk Nickel, dated February 10, 2003

(xcv) Announcement – Valeri Kurguzov has been appointed General Director of Enisei River Shipping, dated January 31, 2003

(xcvi) Announcement – MMC Norilsk Nickel's preliminary sales results for 2002, dated January 23, 2003

(xcvii) Announcement – Unions at MMC Kola say striking is an unconstructive means of resolving problems, dated January 22, 2003

(xcviii) Announcement – Norilsk Nickel puts three new social programs into action, dated January 22, 2003

(xcix) Announcement – Anatoly Avdeev has been named as Vice-President of MMC Norilsk Nickel, dated January 13, 2003

Binder III

3) Financial Statements for each of the years 2003 and 2004[3]

(i) Consolidated annual financial statements for the year ended December 31, 2004

(ii) Consolidated interim financial statements for the six months ended June 30, 2004

(iii) Consolidated interim financial statements for the three months ended March 31, 2004

(iv) Audited consolidated annual financial statements for the year ended December 31, 2003

(v) Audited consolidated annual financial statements for the year ended December 31, 2002

Binder IV

4) Distribution materials for shareholders meetings, which took place in 2003, 2004, 2005

5) Announcements of holding General Shareholders Meetings which took place in 2003, 2004 and 2005

(vi) Announcement of holding the Annual General Shareholders' Meeting on June 30, 2003

---

[3] Interim consolidated financial statement for the three months ended March 31, 2005 were not approved by the Company as of the date of this letter.

(i) Announcement of holding the Extraordinary General Shareholders' Meeting on December 29, 2003

(ii) Announcement of holding the Annual General Shareholders' Meeting on June 24, 2004

(iii) Announcement of holding the Extraordinary General Shareholders' Meeting on November 23, 2004

(iv) Announcement of holding the Annual General Shareholders' Meeting on June 30, 2005

6) Minutes of General Shareholders' Meetings, which took place in 2003, 2004, 2005

(i) Minutes of the Annual General Shareholders' Meeting dated June 30, 2003

(ii) Minutes of the Extraordinary General Shareholders' Meeting dated December 29, 2003

(iii) Minutes of the Annual General Shareholders' Meeting dated June 24, 2004

(iv) Minutes of the Extraordinary General Shareholders' Meeting dated November 23, 2004

(v) Minutes of the Annual General Shareholders' Meeting dated June 30, 2005

7) Securities Questionnaires submitted in 2004, 2005

(i) Securities Questionnaire with respect to the fourth share issue dated November 25, 2004

(ii) Securities Questionnaire with respect to the fifth share issue dated November 25, 2004

8) Reports on compliance with corporate governance requirements submitted in 2004 and 2005

(i) Report on compliance with corporate governance requirements as of December 31, 2004

(ii) Report on compliance with corporate governance requirements as of March 31, 2005

(iii) Report on compliance with corporate governance requirements as of June 30, 2005

9) Foundation documents and internal regulations

(i) Charter of the Open Joint Stock "Mining and Metallurgical Company Norilsk Nickel" as of 2002 (the "Charter")

(ii) Amendments to the Charter dated October 20, 2003

(iii) Amendments to the Charter dated June 24, 2004

(iv) Regulation on the General Meeting of shareholders of OJSC MMC Norilsk Nickel dated June 30, 2002

(v) Regulation on the Board of Directors of OJSC MMC Norilsk Nickel dated June 30, 2002

10) Reports on Material Facts filed in 2003, 2004 and 2005

2003

(i) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 3, 2003

(ii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 14, 2003

(iii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 25, 2003

(iv) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 28, 2003

(v) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 31, 2003

(vi) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 12, 2003

(vii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 15, 2003

(viii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 29, 2003

(ix) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated September 4, 2003

(x) Report on material fact "Information on terms of the closing the account ledger of the emitter" dated November 13, 2003

(xi) Report on material fact "Information on appearance in the account ledger of the emitter of a person, possessing more than 25 percent of its emitted valuable security" dated November 28, 2003

(xii) Report on material fact "Information on appearance in the account ledger of the emitter of a person, possessing more than 25 percent of its emitted valuable security" dated December 22, 2003

(xiii) Report on material fact "Information on restructuring the emitter, its subsidiary enterprises and dependent undertaking" dated December 29, 2003

(xiv) Report on material facts "Information on the current returns of the emitter" "Information on the decisions of general meetings» dated December 30, 2003

2004

(xv) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated January 14, 2004

(xvi) Report on material fact information about incomes accounted and/or paid on issuer's securities "Information about schedule times of obligations performed by issuer in respect to securities owners" dated February 27, 2004

(xvii) Report on material fact 'Information about events presenting issuer's non-current transaction, which amount or value of stocks comprises more than 10% of issuer's assets on transaction date' dated March 29, 2004

(xviii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated April 22, 2004

(xix) Report on material fact information about events which produced issuer's non-current net profit or net losses increase more than 10 per cents' dated April 30, 2004

(xx) Report on material fact 'information about the issuer's register terminating dates' dated May 07, 2004

(xxi) Information, which may have material effect on the price of issuer's securities "about decisions made by issuer's directors board" dated May 07, 2004

(xxii) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated June 04, 2004

(xxiii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated June 22, 2004

(xxiv) Report on material fact 'information about general meetings decisions' dated June 24, 2004

(xxv) Information, which may have material effect on the price of issuer's securities dated July 22, 2004

(xxvi) Report on material fact 'information about issuers' non-current transaction, which volume or value of proprietorship comprises more than 10 per cent of assets of the issuer on the day of transaction' Dated July 29, 2004

(xxvii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated July 30, 2004

(xxviii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated July 30, 2004

(xxix) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated August 02, 2004

(xxx) Report on material fact 'information about the dates of issuer's register terminating' dated October 11, 2004

(xxxi) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated October 11, 2004

(xxxii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated October 12, 2004

(xxxiii) Information which may have material influence on the cost of issuer's securities, concerning putting the issuer's securities into the list of the securities admitted to the official trading at the securities market by the trade institutor, and on delisting of the issuer's securities from the afore mentioned list dated November 17, 2004

(xxxiv) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated November 24, 2004

(xxxv) Report on material fact 'Information about incomes accounted and/or paid on issuer's securities' 'Information about general meetings decisions' dated November 26, 2004

(xxxvi) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated December 03, 2004

(xxxvii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated December 24, 2004

(xxxviii)Report on material fact 'Information about incomes accounted and/or paid upon issuer's securities' 'Information about schedule time of obligations performed by issuer in respect to securities' owners' dated December 31, 2004

(xxxix) Information concerning conclusion of the agreement between the issuer and stock exchange under which the listing of the issuer's securities is executed (agreement with the trade institutor on admission of the issuer's securities to the official trading at the security market) dated December 31, 2004

(xl) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated December 31, 2004

2005

(xli) Information that may significantly affect on the value of securities of issuer "On acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated January 17, 2005

(xlii) Information that may significantly affect on the value of securities of issuer "On inclusion of issuer's securities into the list of securities allowed to trading by the trade institutor in the securities market and the exclusion of the issuer's securities from the above list" constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated January 26, 2005

(xliii) Information that may significantly affect on the value of securities of issuer "on decisions taken by the board of directors" dated February 7, 2005

(xliv) Report on the material fact "Information on filing in the register of issuer of a person holding more than 25 percent of its issued securities" dated February 10, 2005

(xlv) Information that may significantly affect on the value of securities of issuer "on the change in the structure of equity holders of issuer that hold not less than 5 percent of ordinary shares of issuer dated February 10, 2005

(xlvi) Information that may significantly affect on the value of securities of issuer "on the change in the structure of equity holders of issuer that hold not less than 5 percent of ordinary shares of issuer dated February 10, 2005

(xlvii) Information that may significantly affect on the value of securities of issuer "On the change of the rate of share of people who are the members of the board of directors (supervisory council) of Issuer, members of plural executive of Issuer and also the person taking the position (performing the functions) of the single executive of Issuer including the managing organization or manager in the registered capital of Issuer, and also in registered capital of affiliate and associated companies of Issuer and/or on the change of the rate of share held by above persons of the

ordinary shares of Issuer and its affiliate and associated companies" dated February 10, 2005

(xlviii) Report on the material facts "Information terms of execution of issuer's commitments to the holders of securities" dated February 15, 2005

(xlix) Information that may significantly affect on the value of securities of issuer "on decisions taken by the board of directors" dated March 9, 2005

(l) Report on the material facts "Information on terms of execution of issuer's commitments to the holders of securities" dated March 17, 2005

(li) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 28, 2005

(lii) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 30, 2005

(liii) Report on the material fact "Information on facts caused discontinuous increase of net profit or net loss of issuer for the numbers more than 10 percent dated March 30, 2005

(liv) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 31, 2005

(lv) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated April 22, 2005

(lvi) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5

percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated April 22, 2005

(lvii) Report on the material fact "Information on facts caused discontinuous increase of net profit or net loss of issuer for the numbers more than 10 percent dated April 29, 2005

(lviii) Information on the material fact 'Date of issuer's register record" dated May 11, 2005

(lix) Information that may significantly affect on the value of securities of issuer "on resolutions adopted by the board of directors of issuer" dated May 11, 2005

(lx) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated May 11, 2005

(lxi) Report on information that may significantly affect on the value of securities of the joint stock company dated May 24, 2005

(lxii) Report on the information that may have significant influence on the value of joint-stock entity securities dated June 9, 2005

(lxiii) Report on the material fact "Information on accrued or discharged revenues on the issuer's securities" "Information on the decisions of general meetings" dated June 30, 2005

11) Net Assets Calculations for 2003, 2004 and 2005

(i) Statement of Net Assets Calculation as at March 31, 2003

(ii) Statement of Net Assets Calculation as at June 30, 2003

(iii) Statement of Net Assets Calculation as at September 30, 2003

(iv) Statement of Net Assets Calculation as at December 31, 2003

(v) Statement of Net Assets Calculation as at March 31, 2004

(vi) Statement of Net Assets Calculation as at June 30, 2004

(vii) Statement of Net Assets Value as at September 30, 2004

(viii) Net Assets Calculation as at December 31, 2004

(ix) Net Assets Calculation as at March 31, 2005

(x) Net Assets Calculation as at June 30, 2005

12) Summaries of Quarterly Reports filed in 2003, 2004 and 2005

(i) Summary of Quarterly Report – 1st Quarter 2003

(ii) Summary of Quarterly Report – 2nd Quarter 2003

(iii) Summary of Quarterly Report – 3rd Quarter 2003

(iv) Summary of Quarterly Report – 4th Quarter 2003

(v) Summary of Quarterly Report – 1st Quarter 2004

(vi) Summary of Quarterly Report – 2nd Quarter 2004

(vii) Summary of Quarterly Report – 3rd Quarter 2004

(viii) Summary of Quarterly Report – 4th Quarter 2004

(ix) Summary of Quarterly Report – 1st Quarter 2005

13) Index of lists of affiliated entities filed in 2003, 2004 and 2005

14) Information relating to the Company's registrar

DEBEVOISE & PLIMPTON LLP

Tower 42
Old Broad Street
London EC2N 1HQ
Tel +44 20 7786 9000
Fax +44 20 7588 4180
www.debevoise.com

October 11, 2005

VIA COURIER

Ms. Susan Min
Division of Corporate Finance
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0302

Re: OJSC Mining and Metallurgical Company Norilsk Nickel reinstatement of exemption pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934, as amended (SEC File No. 82-5167)

Dear Ms. Min:

Further to our telephone conversation on September 28, 2005, I am furnishing this supplementary letter to you on behalf of our client, OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company"), an open joint stock company organized under the laws of the Russian Federation, in connection with its application dated August 5, 2005 to reinstate the exemption (the "Exemption") of its ordinary shares from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)" or the "Rule"). The information set forth below has been provided to us by the Company and they have authorized us to make the statements contained herein.

A predecessor to the Company, RAO Norilsk Nickel, first became exempt from the registration requirements pursuant to Rule 12g3-2(b) in 1996, and the Company became exempt following an internal reorganization in 2001. The Company first became aware that it was not in compliance with the requirements of the Rule when it did not appear on the list of companies exempt from registration in 2005. We have been informed by the Company that the lapse in the furnishing of information to the SEC, as required by the Rule, occurred in 2003 because the officer at the Company responsible for furnishing the information inadvertently neglected to furnish the documents to the SEC as required. This officer and several employees subordinated to him subsequently left the Company and the management of the Company was not aware that the documents had not been furnished to the SEC. Promptly upon becoming aware of the inadvertent lapse of the exemption, the Company has put several measures in place to address the situation, which are set forth in Section A below.

We note that the information required to be provided under the Rule has been made available by the Company to the public through other sources. The Company maintains an extensive website, which it updates on a regular basis. We have been informed by the Company that substantially all of the material information (i) made or required to be made public pursuant to the laws of the Russian Federation, (ii) filed or required to be filed with RTS or MICEX (the Russian stock exchanges where the Company's stock is listed) or the FSFM (the Russian securities markets supervisory body) and which was or will be made public by RTS, MICEX or the FSFM and/or (iii) distributed or required to be distributed to its security holders has been promptly made available on the Company's website (www.nornik.ru) in Russian. All of the Company's annual reports since 2000, including the 2003 and 2004 annual reports, have been available in English on the Company's website. In addition, the consolidated annual financial statements for the years ended December 31, 2004, 2003, 2002 and 2001 and the consolidated interim financial statements for the six months ended on June 30, 2005 and 2004 and the consolidated interim financial statements for the three months ended on March 31, 2005 and 2004 have been available in English on the Company's website. Furthermore, substantially all of the material press releases since January 1, 2000 have been made available on the Company's website in English. Many of the material documents made public, filed or distributed have also been made available on the Thomson Financial website, with which many investors are familiar.

In connection with the Company's reinstatement request, you have requested that the Company provide further information as to (1) the internal procedures it has put in place to prevent a lapse in the furnishing of information from occurring in the future; and (2) the date on which the number of U.S. holders of the Company's securities exceeded 300.

A. INTERNAL PROCEDURES PUT IN PLACE

The senior management of the Company has always recognized the importance of compliance with the Rule and always intended to meet its obligations under the Rule on a timely basis. Thus, upon learning of the inadvertent lapse in furnishing the information as required under Rule 12g3-2(b), the Company has put the following measures in place to ensure the prompt furnishing of documents to the SEC and to advise, as required under the Rule, the SEC of any change in the list of documents it is required to make public, file or distribute in accordance with Russian law.

First, the Head of Investor Relations has been appointed as the individual personally responsible for furnishing the required information to the SEC. This is a senior position, and it is in recognition of the importance of the Company's obligations under the Rule that responsibility for the furnishing of the required documents to the SEC has been given to an employee at such a senior level. These duties have been specifically set out as a requirement of the position that must be fulfilled regularly.

Second, the Deputy CEO / General Counsel conducted meetings with the Head of Investor Relations and members of his department, where we explained the obligations of the Company under Rule 12g3-2(b).

Third, the Company has requested that we provide guidance as to the documents to be furnished on an on-going basis to the SEC, and the regular updating of the local law requirements list. We have provided the Company with a detailed memorandum describing the requirements to be fulfilled, together with a form letter under which the Company will be able to furnish the SEC with the required documents and update, if necessary, the local law requirements. The Company has also requested that we monitor the local law requirements and advise them as to changes that may affect the information to be furnished to the SEC.

B. NUMBER OF U.S. SHAREHOLDERS

We have been informed by the Company that it is impossible to determine when the number of U.S. holders of its ordinary shares first exceeded 300. The following sets forth a summary of the historical ownership of the Company's shares as far as it is known.

RAO Norilsk Nickel ("RAO Norilsk"), a part of the corporate group in which the Company exists, received a Rule 12g3-2(b) exemption on March 8, 1996 (File No. 82-4270). In the letter requesting the Rule 12g3-2(b) exemption, dated January 11, 1996, RAO Norilsk stated that it had 18 shareholders with U.S. addresses. Following an internal restructuring, the Company was established in 1997 as a separate company and part of a corporate group, the holding company of which was RAO Norilsk. In 2001, the Norilsk group underwent a major corporate restructuring as a result of which the Company replaced RAO Norilsk as the parent company.

As part of the restructuring, the Company became a party to the deposit agreement with The Bank of New York, in its capacity as depositary (the "Depositary"), and the owners and beneficial owners of the American depositary receipts, and established an exemption under Rule 12g3-2(b) on April 13, 2001 (File No. 82-5167) (the "2001 Application") in order to establish a Level 1 ADR program. At the time of applying for a Rule 12g3-2(b) exemption, the Company had no American depositary receipt program and did not have any holders with U.S. addresses. In the corporate restructuring, the shares and American depositary receipts of RAO Norilsk were exchanged in a mandatory exchange offer into shares and American depositary receipts of the Company in reliance on the Rule 802 exemption from registration under the U.S. Securities Act of 1933, as amended. This mandatory exchange offer took place between June and October of 2001. Due to the fact that the exchange was mandatory, none of RAO Norilsk, the Company and the Depositary inquired as to the number of holders with U.S. addresses.

As the Company was exempt from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b), it did not keep a record of holders with U.S. addresses on particular dates. In response to your query concerning the date on which the number of U.S. holders of the Company's securities initially exceeded 300, the Company contacted the Depositary and requested the provision of historical data on the number of holders with U.S. addresses. The Company has been advised by the Depositary that it is not possible to obtain historical U.S. holder information (other than for a single date in June 2004, although it does not expect that a search as of that date would reveal a materially different level of U.S. shareholders than currently). As of July 26, 2005, there were 717 holders with U.S addresses and 11 holders with U.S. addresses holding through non-U.S. nominees.

C. DOCUMENTS FURNISHED TO THE SEC

In addition to the documents provided to you with the original request for reinstatement, the Company hereby furnishes to the SEC the documents listed below, which represent documents required to be furnished to the SEC pursuant to Rule 12g3-2(b) and were made public, filed or distributed to security holders following August 5, 2005, the date of the original request for reinstatement and the last date on which the documents required to be furnished pursuant to Rule 12g3-2(b) were furnished. This list includes the Information Statement in connection with the proposed spin-off of the Company's gold assets to a newly formed open joint stock company, Polyus Gold. The Company expects that subsequent to the completion of the spin-off (if successful), Polyus Gold will apply for exemption from the registration requirements of Section 12(g) of the Exchange Act afforded by Rule 12g3-2(b).

1. Press release dated October 6, 2005: MMC Norilsk Nickel Released Consolidated Interim Financial Statements for the Six Months Ended 30 June 2005 in Compliance with IFRS

2. Press release dated September 28, 2005: MMC Norilsk Nickel Announces Palladium and Platinum Production Figures for 1st Half of 2005

3. Press release dated September 19, 2005: Polyus Gold Mining Company Acquired Gold Assets from IG "ALROSA" in the Republic of Sakha (Yakutia)

4. Press release dated September 8, 2005: MMC Norilsk Nickel is to Introduce a System of Sector-based Management in line with Internationally Established Practice

5. Statement of Significant Fact, dated August 29, 2005

6. Statement of Significant Event, dated August 18, 2005

7. Press release dated August 17, 2005: Norilsk Nickel Creates a New Global Gold Major

8. Statement of Significant Event, dated August 17, 2005

9. Press release dated August 16, 2005: Board of Directors of MMC Norilsk Nickel Calls EGM to Vote on the Spin-off of Gold Mining Assets

10. Statement of Significant Event, dated August 15, 2005

11. Statement of Significant Fact, dated August 15, 2005

12. Information Statement, dated August 11, 2005, in connection with the Proposed Spin-off by Norilsk Nickel of Its Gold Mining Assets.

13. Press release dated August 10, 2005: Standard & Poor's Raised Credit Rating on MMC Norilsk Nickel

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

On behalf of the Company, we respectfully request that the SEC reinstate the Company's exemption pursuant to Rule 12g3-2(b). In addition, please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it to our waiting messenger.

If you have any question or comment in connection with the above-mentioned, please call the undersigned at 011-44-20-7786-9010.

Very truly yours,

James C. Scoville /ejb

James C. Scoville

cc: Denis S. Morozov, Norilsk

Enclosures

DEBEVOISE & PLIMPTON LLP

Business Center Mokhovaya
Ulitsa Vozdvizhenka, 4/7
Stroyeniye 2
Moscow 125009
Tel 7 (503 or 095) 956 3858
Fax 7 (503 or 095) 956 3868
www.debevoise.com

August 5, 2005

VIA COURIER

Division of Corporate Finance
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0302

Re: OJSC Mining and Metallurgical Company Norilsk Nickel reinstatement of exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (SEC File No. 82-5167)

Ladies and Gentlemen:

This letter is being furnished, with the Annex hereto, to the U.S. Securities and Exchange Commission (the "SEC") on behalf of our client, OJSC Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel" or the "Company"), an open joint stock company organized under the laws of the Russian Federation, in order to reinstate the exemption (the "Exemption") of its ordinary shares from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)").

Norilsk Nickel was established in 1997 as a separate company and part of a corporate group, the holding company of which was called RAO Norilsk Nickel ("RAO Norilsk"). In 2001, RAO Norilsk received a Rule 12g3-2(b) exemption and established a Level 1 American Depositary Receipt ("ADR") program with The Bank of New York acting as depositary. Also in 2000-2001, the Norilsk group underwent a major corporate restructuring as a result of which the Company replaced RAO Norilsk Nickel as the holding company within the group.

As part of the restructuring, the Company became a party to the deposit agreement with The Bank of New York and established an exemption under Rule 12g3-2(b) on April 13, 2001 (File No. 82-5167) (the "2001 Application") in order to

become the registrant and successor issuer of the shares underlying RAO Norilsk's Level 1 ADR program. It now appears that the Company has inadvertently allowed the Exemption to lapse, following the submission of the materials required to be filed up to February 17, 2003.

The Company desires to apply for reinstatement of the Exemption by furnishing the SEC with all material required to be filed pursuant to Rule 12g3-2(b) since January 1, 2003, confirming to the SEC the matters set forth in the 2001 Application and acknowledging that, in order to maintain the Exemption, it must furnish the information required by the Rule in the future on a timely basis.

A. LIST OF INFORMATION MADE PUBLIC, PUBLICLY FILED OR DISTRIBUTED AND SUBMITTED HEREWITH TO THE SEC

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we have enclosed in Annex hereto a copy of each of the documents, which constitute the information that the Company since January 1, 2003, made or was required to make public pursuant to the laws of the Russian Federation; filed or was required to file with the Non-Commercial Partnership RTS Stock Exchange ("RTS") or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") or Federal Service for Financial Markets (the "FSFM", successor of the Federal Commission for Securities Market) and was made public by the RTS, MICEX or the FSFM; and distributed or was required to distribute to its security holders.

We have been informed by the Company that the documents listed in Annex hereto comprise all of the materials required to be furnished under Rule 12g3-2(b) since January 1, 2003. These documents, together with all information furnished to the SEC since the Company received an exemption under Rule 12g3-2(b) in April 2001, complete the information that the Company is required to furnish to the SEC pursuant to Rule 12g3-2(b) up to the present date.

The Company is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act and its securities are not subject to any of the disqualifications stated in Rule 12g3-2(d) of the Exchange Act.

B. INFORMATION REQUIRED TO BE MADE PUBLIC, PUBLICLY FILED OR DISTRIBUTED TO SECURITY HOLDERS

The following is a list of the information that the Company makes or is required to make public pursuant to the laws of the Russian Federation; files or is required to file with the RTS, MICEX or FSFM (or the information that is or will be made public by the RTS or MICEX or FSFM) and distributes or is required to distribute to its security holders. The Company agrees pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act to furnish to the SEC on an on-going basis such information promptly after it is made public, filed or distributed as described above. If such information shall change from that listed below, the Company will promptly following the end of the fiscal year in which such changes have occurred furnish the SEC with a revised list reflecting such changes.

Information required to be distributed to security holders, made public and/or filed with FSFM pursuant to the laws of the Russian Federation		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(i) Annual Report.	Must be published on the Company's website following its approval at the Company's annual general meeting of shareholders. This meeting must be held not earlier than two (2) months and not later than six (6) months after the end of the calendar year.	Federal Law No. 208-FZ "On Joint Stock Companies" (the "JSC Law"), Articles 47(2) and 92(1), FSFM Regulation No. 05-5/pz-n dated March 16, 2005 ("Regulation 05-5").
(ii) Annual financial statements, including audited balance sheet and audited profit and loss statement, with independent and internal auditor's annual reports.	Annual audited balance sheet, reviewed by an independent auditor, must be published in the press accessible to all of the shareholders as well as on the Company's website. It also must be delivered to all shareholders prior to the annual shareholder's meeting. The audited profit and loss statement must be published in the press no later than June 1 of the year following the reporting year after it is reviewed by an independent auditor and approved at the Company's annual general meeting of shareholders. The independent and internal auditors' reports must be delivered to all shareholders prior to the annual shareholders' meeting.	JSC Law, Article 92(1); Federal Law No. 129-FZ, "On Accounting and Bookkeeping," dated November 21, 1996, Articles 14, 15 and 16; Order of the Ministry of Finance of the Russian Federation No. 112, dated December 30, 1996; Order of the Ministry of Finance of the Russian Federation No. 101, dated November 28, 1996.
(iii) Information on candidates to the board of directors, executive bodies and the internal auditor.	Information on candidates to the board of directors, executive bodies and the internal auditor must be delivered to all shareholders prior to the annual shareholders' meeting.	JSC Law, Article 52(3); Regulation of the Federal Commission on Securities Market ("FCSM", now FSFM) No.17/p of May 31, 2002 ("Regulation 17/p").

(iv) Proposed amendments to the charter, draft of the new charter and draft of internal regulations; the approved charter (with amendments and addenda thereto) and the approved internal regulations.	The Company is required to deliver to all of its shareholders prior to a general shareholders' meeting any proposed amendments to its charter, a draft of the new charter and drafts of new internal regulations of the Company. The Company is required to place its charter and amendments thereto on the Company's website not later than three (3) days following notification on state registration of such amendments. The Company is required to place its internal regulations on the Company's website not later than three (3) days following the approval of such regulations by the competent bodies of the Company.	JSC Law, Article 52(3); Regulation 05-5; Regulation 17/p.
(v) Reorganization.	The Company is required to publish information on its reorganization in the journal "Vestnik Gosudarstvennoi Registratsii" within 30 days of the adoption of the decision on its reorganization.	JSC Law, Article 15(6); Civil Code of the Russian Federation (the "Civil Code"), Article 60.
(vi) Liquidation.	The Company is required to publish information on its liquidation in the journal "Vestnik Gosudarstvennoi Registratsii" immediately following the adoption of the decision on its liquidation.	JSC Law, Article 22(1); Civil Code, Article 63.
(vii) Decrease of the charter capital.	The Company is required to publish information on the decrease of its charter capital in the journal "Vestnik Gosudarstvennoi Registratsii" within 30 days from adoption of the decision on the decrease of its charter capital.	JSC Law, Article 30.

(viii) List of affiliated entities indicating the number and type of shares owned by such entities.	Must be filed with the FSFM quarterly within 45 days of the end of the reporting period. The current list of Company's affiliated entities must be available on the Company' website and changes to such list must be reflected on the website within 3 days of their occurrence.	JSC Law, Article 93; Regulation 05-5.
(ix) Public offerings of the securities (i.e., equities or bonds).	The Company is required to publish information of such offerings in the news line on the Internet, in the press and on the website designated by the Company (i) following adoption and approval of a decision on placement of securities, (ii) following state registration of the issuance of securities; (iii) following placement of the issued securities or expiration of the period allowed for placement and (iv) following state registration of the report on the results of the issuance of securities.	JSC Law, Article 92(2); Regulation 05-5.
(x) Notice of shareholders' meetings.	The Company is required to distribute such notice to the shareholders no later than twenty (20) days prior to the shareholders' meeting and no later than thirty (30) days prior to the shareholders' meeting if it is convened on the issue of reorganization and not later than fifty (50) days prior to the shareholders meeting if it is convened to elect the members of the board of directors.	JSC Law, Articles 52 and 92(1).
(xi) Decisions made at shareholders' meetings.	The Company is required to compile minutes of the shareholders' meeting where a vote is passed no later than fifteen (15) days following the voting and to distribute such minutes along with the decisions made at the shareholders' meeting to shareholders within ten (10) days thereafter.	JSC Law, Article 62.

(xii) Notice of proposal by the Company to buy-back its issued and outstanding shares.	The Company is required to deliver a notification to all shareholders of the buy-back by the Company of their shares and the right of the shareholders to sell their share to the Company. Such notification must be made not less than 30 days prior to the beginning of the buy-back period.	JSC Law, Article 72; Regulation 17/ps.
(xiii) Notice to shareholders of their right to require redemption by the Company of their shares, including the procedure for and price of such redemption.	The Company is required to notify all shareholders of their right to demand the redemption of their shares in the Company upon the adoption at the shareholders' meeting of the decisions as set forth in the JSC Law. Such notification must be sent together with the notification of the shareholders' meeting of the Company, the agenda of which envisages the adoption of the relevant decisions at the shareholder's meeting.	JSC Law, Articles 75, 76; Regulation 17/ps.
(xiv) Pre-emptive rights notice to shareholders with regard to the purchase of shares or convertible securities.	The Company is required to distribute such notice simultaneously with the notice of the meeting of shareholders convened to decide upon the issuance of securities.	JSC Law, Article 41(1).

(xv) Decision to issue new securities.	The Company is required to file the decision with the FSFM no later than three (3) months after adoption and no later than one (1) month after approval of the prospectus.	Regulation 05-4, Section 2.4.8.
(xvi) Prospectus in respect of issuance of securities.	The Company is required to file prospectus with the FSFM no later than three (3) months after the adoption of a decision to issue Company securities and not later than one (1) month after the approval of the prospectus by the Company. The text of the prospectus must be published on the Company's website no later than three (3) days following the receipt by the Company of FSFM notification on state registration of the share issue[1].	Federal Law No. 39-FZ "On Securities Market" (the "Securities Law"), Articles 19, 20, 22 and 22.1; Regulations of the FSFM No.05-4/pz-n, dated March 16, 2005 ("Regulation 05-4").
(xvii) Disclosure of information with respect to placement of securities.	The Company is required to disclose certain information with respect to the starting date of placement of securities, on changing such date; on the placement price; on the suspension, recommencement and completion of securities' placement.	Regulation 05-5, Section 2.5.
(xviii) Report on the results of issuance of securities.	The Company is required to file the report with the FSFM within thirty (30) days after completion of the placement of issued securities. The registered report must be published on the Company's website within three (3) days following state registration of the report by the FSFM.	Regulation 05-4, Section 2.6.1.

[1] Additional disclosure requirements apply in case a prospectus is registered after state registration of the report on the results of issuance of securities.

(xix) Notice on the manner (e.g. date, place, time) of disclosure to potential investors of the information contained in the prospectus.	Company is required to publish a notice in a periodical with a circulation of at least ten thousand (10,000) in the event of an open subscription and one thousand (1,000) in the event of a closed subscription. Such notice must be made through a news agency authorized by the FSFM not later than one (1) day following state registration of the prospectus; placed on the Company's website no later than three (3) days after state registration and published in press no later than five (5) days after state registration of the prospectus.	Securities Law, Article 23; Regulation 05-5.
(xx) Quarterly report by the issuer of securities subject to the prospectus filing requirement.	The Company is required to file the quarterly report with the FSFM within forty-five (45) days after the end of a reporting quarter. Within the same time period, the Company is required to make the report available on the Internet. The report must be available on the Company's website for at least three (3) years.	Securities Law, Article 30; Regulation 05-5, Sections 5.6 and 5.7.
(xxi) Notice regarding material facts with respect to the business (e.g., reorganization of the Company, a 10% increase/decrease of the assets, revenues or losses, information on issuance of securities, payment of dividends, information on person that has acquired more than 25 per cent of securities of any type; information on the date for closing the register, decisions of the general shareholders' meetings, decisions on issue of	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within one (1) day after the occurrence of a material event, (ii) publish such notice on Company's website within three (3) days after the occurrence of a material event; (iii) file such notice with the FSFM within five (5) days after the occurrence of a material event; and (iv) publish such notice in press within five (5) days after the occurrence of a material event.	Securities Law, Article 30; Regulation 05-5, Section 6.

securities, etc.).		
(xxii) Notice on events[2] that may materially affect the price of securities.	The Company is required to (i) publish such notice through a news agency authorized by the FSFM within one (1) day after the occurrence of the respective event, (ii) publish such notice on Company's website within three (3) days after the occurrence of the respective event; and (iii) file such notice with the FSFM within five (5) days after the occurrence of the respective event. A list of some events that are considered to be events that may materially affect the price of securities is in the footnote below.	Securities Law, Article 30; Regulation 05-5, Section 8.6.

[2] The following events are considered as materially affecting the price of securities within the meaning of Regulation 05-5, and therefore must be disclosed:

(1) certain decisions adopted by the Company's board of directors, including the following:
- to convene a general meeting of shareholders;
- to establish or terminate an executive body of the Company;
- to determine the amount of dividends;
- to suggest to the general shareholders' meeting to decide in the Company's reorganization and procedure of such reorganization;
- to approve a large transaction;
- to approve a holder of the Company's register of shareholder;
- to redeem Company's shares or other securities;
- to create Company's branches or representative offices.

(2) termination of authority of management bodies of the Company;
(3) changes in the shareholding of directors and officers in the Company or its affiliates;
(4) changes in the Company's shareholders which have five or more percent of Company's shares;
(5) an interested-party transaction involving five or greater percent of the Company's assets;
(6) initiation of bankruptcy proceedings against the Company or any of its downstream affiliates;
(7) entering into an agreement with a stock exchange to list Company's securities and listing of Company's securities on a stock exchange;
(8) listing of the Company's securities on a stock exchange;
(9) approval of FSFM to place Company's securities outside the Russian Federation;
(10) discovery of any material incompliance in the financial statements or accounting reports published and/or disclosed by the Company;
(11) disclosure of financial statements prepared in accordance with IAS or US GAAP;
(12) filing of an application with state authorities to register reorganization or liquidation of the Company;
(13) termination of a subsidiary company;
(14) obtaining, suspension, withdrawal, exchange, prolongation or termination of a license that may materially affect the Company's activities;
(15) filing of a suit against the Company, its subsidiaries or downstream affiliates if such may have a material adverse effect on its or their financial status;
(16) change of the Company's website address;

(xxiii) Notice on acquisition of twenty percent (20%) or more of any class of securities of any issuer.	The Company is required to publish such notice through a news agency authorized by the FSFM not later than one (1) day following the acquisition.	JSC Law Article 6(4); Securities Law, Article 30; Regulation of the FSFM No. 05-5, Section 8.7.1.
Information Required to be submitted to the RTS and/or MICEX for its subsequent disclosure by the RTS or MICEX, as the case may be.		
Information or Publication Type	**Timing & Other Relevant Considerations**	**Source of Requirement under Russian Law**
(xxiv) Copies of documents relating to the issue of securities subject to state registration (i.e., decision on the issuance of securities, securities prospectus and report on the results of the issuance of securities).	The Company is required to submit to the RTS documents relating to the issuance of securities by the Company. Such documents must be submitted to the RTS immediately following their state registration with the FSFM.	Pursuant to RTS Listing Rules.
(xxv) Copies of all amendments to the charter documents and certificates of state registration.	The Company is required to submit to the RTS and MICEX, respectively, notarized copies of all amendments to the charter documents of the Company and the Company's certificate of state registration (in case any amendments are introduced thereto). Such copies must be submitted to the RTS immediately following their state registration with the Russian tax authorities, and must be submitted to MICEX within ten (10) business days of their state registration with the Russian tax authorities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.

(17) purchase by the Company or five percent or more of the shares of another company, as well as any subsequent change of such shareholding by increments of five per cent or more.

(xxvi) Unaudited quarterly financial statements and annual financial statements (prepared in accordance with Russian accounting standards).	The Company is required to submit to the RTS its unaudited quarterly and annual financial statements prepared in accordance with Russian accounting standards. Quarterly financial statements must be submitted within 45 days of the end of the reporting quarter and annual financial statements must be submitted annually.	Pursuant to RTS Listing Rules.
(xxvii) Quarterly statement on the value of the net assets.	Pursuant to RTS Listing Rules, the Company is required to submit to the RTS a quarterly statement on the value of the Company's net assets. The statement must be provided on a quarterly basis.	Pursuant to RTS Listing Rules.
(xxviii) Quarterly report of the issuer of securities.	The Company is required to submit its quarterly report to the RTS and MICEX, respectively, prepared in accordance with the requirements of the Securities Market Law and FSFM regulations. The report must be provided within 45 days of the end of the reporting quarter.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxix) Annual report.	The Company is required to submit its annual report to the RTS and MICEX, respectively.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxx) Copies of all internal corporate regulations and any amendments thereto.	The Company is required to submit to the RTS copies of all internal corporate regulations of the Company (e.g., documents regulating the activities and procedures of the management bodies of the Company, of the internal auditor (or audit commission) and any amendments thereto. Copies of such documents must be provided as soon as feasible.	Pursuant to RTS Listing Rules.

(xxxi) Information on the amount of remuneration payable to senior officers.	The Company is required to submit to the RTS information on the amount of remuneration payable to members of the Company's board of directors and executive bodies (the chief executive officer and members of the management board). Information must be submitted on a quarterly basis.	Pursuant to RTS Listing Rules.
(xxxii) Notification on the occurrence of material events.	The Company is required to submit to the RTS and MICEX a notification upon the occurrence of a material event pursuant to FSFM regulations.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxiii) Notification on certain corporate events.	The Company is required to submit to the RTS a notification upon the occurrence of the following events: the issuance, stock splits, consolidation or redemption of the Company's securities; the transfer of maintenance of the Company's register of holders of securities to another registrar; the date of the Company's shareholders' meeting; the cut-off date for compilation of the list of persons entitled to the payment of dividends or other distributions in respect of the Company's securities; the number of the Company's shareholders provided by the Company's registrar. The notification must be made not less than fourteen (14) days prior to the occurrence of the relevant corporate event or within one (1) day after the Company became aware about occurrence of the relevant corporate event.	Pursuant to RTS Listing Rules.

(xxxiv) Documents requested by the RTS in connection with an investigation undertaken in respect to certain transactions.	The Company is required to submit to the RTS any documents requested by the RTS in connection with an investigation undertaken by the RTS in respect to certain transactions with the Company's securities. Documents must be provided within the period specified in the request of the RTS.	Pursuant to RTS Listing Rules.
(xxxv) Annual financial statements prepared in accordance with IAS or US GAAP.	The Company is required to submit annually to RTS and MICEX, respectively, its annual financial statements prepared in accordance with IAS or US GAAP. With respect to MICEX this information is provided in case the Company's securities are listed as type "A" securities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxvi) Information on the acquisition by one or more affiliates of more than 75% of the voting shares.	The Company is required to submit to RTS and MICEX, respectively, information on the acquisition of more than 75% of its shares by its affiliate or affiliates, provided that such information must be provided to RTS within five (5) days after the Company becomes aware (or should have become aware) of such acquisition. With respect to MICEX such information is provided in case the Company's securities are listed as type "A" securities.	Pursuant to RTS Listing Rules and MICEX Listing Rules.
(xxxvii) Report on compliance with the corporate governance rules.	The Company is required to submit to RTS and MICEX, respectively, a report on compliance with the corporate governance rules, and in the case of RTS, such report should be submitted quarterly no later than fifteen (15) days following the reporting quarter, in case of MICEX such information is provided in case any of the Company's documents containing corporate governance requirements are amended..	Pursuant to RTS Listing Rules and MICEX Listing Rules.

(xxxviii) Copy of the corporate governance code, amendments and addenda thereto.	The Company is required to submit to RTS a copy of the Company's corporate governance code following listing of the Company's securities or introduction of any amendments and/or addenda to such code.	Pursuant to RTS Listing Rules.
(xxxix) List of affiliated entities.	The Company is required to submit to RTS quarterly the list of affiliates.	Pursuant to RTS Listing Rules.
(xl) Copies of all amendments to documents relating to the issuance of securities.	The Company is required to submit to MICEX notarized copies of all amendments to the documents relating to the issuance of securities of the Company (decision on the issuance of securities, securities issuance prospectus and report on the placement of securities). Copies of amendments must be provided within ten (10) business days of their state registration with the FSFM.	Pursuant to the MICEX Listing Rules.
(xli) Securities' questionnaire.	The Company is required to submit to MICEX the questionnaire of its securities in case any amendments are introduced thereto.	Pursuant to the MICEX Listing Rules.
(xlii) Information relating to the Company's registrar.	The Company is required to submit to MICEX information on any change in the details of the Company's registrar.	Pursuant to the MICEX Listing Rules.

C. INFORMATION CONCERNING RECENT DISTRIBUTIONS AND U.S. RESIDENT HOLDERS

Pursuant to Rule 12g3-2(b)(v) under the Exchange Act, the Company hereby furnishes the following information:

As of 30 June, 2005, the Company had an authorized share capital of 213,905,884 rubles, consisting of 201,427,180 authorized and outstanding ordinary voting shares (the "Norilsk Shares") and 12,478,704 Norilsk Shares held as treasury shares, with a nominal value of one ruble each. Each common share is entitled to one vote per share. The Norilsk Shares are currently traded on RTS and MICEX, as well as in the form of ADRs traded over-the-counter in the United States and on the IOB of the London Stock Exchange.

The percentage of equity securities represented by holders with registered addresses in the United States is approximately 5.15%. As of July 26, 2005, there were 717 holders with registered addresses in the United States holding 11,023,958 ordinary shares. There are 11 U.S. holders holding through non-U.S. nominees. The percentage of equity securities represented by U.S. holders holding through non-U.S. nominees is approximately 0.08% or 173,908 ordinary shares.

The Company originally obtained the Exemption in April 2001. Since that time, there has been no offering by the Company of its equity securities in the United States.

The Company acknowledges that in order to maintain the Exemption, it must furnish to the SEC, on a timely basis, any and all information (i) made or required to be made public pursuant to the laws of the Russian Federation, (ii) filed or required to be filed with RTS or MICEX (the Russian stock exchanges where the Company's stock is listed) or the FSFM (the Russian securities markets supervisory body) and which was or will be made public by RTS, MICEX or the FSFM and/or (iii) distributed or required to be distributed to its security holders. The Company undertakes to put in place appropriate internal procedures to prevent a lapse in the furnishing of information from occurring in the future.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished hereby pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

On behalf of the Company, we respectfully request that the SEC reinstate the Company's exemption pursuant to Rule 12g3-2(b). In addition, please acknowledge

receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it to our waiting messenger.

If you have any question or comment in connection with the above-mentioned, please call the undersigned at 011-7-095-956-3858 or e-mail at: avkartashkin@debevoise.com.

Very truly yours,

Alan Kartashkin

cc: Denis S. Morozov, Norilsk Nickel

Enclosures

ANNEX

English Translations from Russian or Summaries in English of Information that the Company Has Made Public Pursuant to Russian Law or Has Distributed to its Security holders since January 1, 2003

Binder I

1) Annual reports for each of the financial years 2002, 2003, 2004

Binder II

2) Press releases issued in 2003, 2004, and up to August 1, 2005

(i) Announcement – New appointments in Kola MMC, dated August 1, 2005

(ii) Announcement - MMC Norilsk Nickel announces production figures for 1st half of 2005, dated July 19, 2005

(iii) Announcement - MMC Norilsk Nickel released audited consolidated annual financial statements for 2004 in compliance with International Financial Reporting Standards, dated June 10, 2005

(iv) Announcement - MMC Norilsk Nickel announces production figures for 1st quarter 2005, dated May 6, 2005

(v) Announcement - MMC Norilsk Nickel to demerge its gold assets, dated April 18, 2005

(vi) Announcement - Companies acting in the interests of MMC Norilsk Nickel acquired 32 per cent shareholding in OAO CITY, dated April 13, 2005

(vii) Announcement - Joint energy company to be established in the Norilsk Industrial Region, dated March 28, 2005

(viii) Announcement - MMC Norilsk Nickel is a winner at the fourth nationwide "Most socially effective Russian organizations" competition, dated March 16, 2005

(ix) Announcement - Deputy General Director of MMC Norilsk Nickel, Denis Morozov, named as member of the Company's Management Board, dated March 9, 2005

(x) Announcement - MMC Norilsk Nickel Announces 2004 Preliminary Production Figures, dated February 28, 2005

(xi) Announcement – MMC Norilsk Nickel Announces Preliminary Results of Share Buy Back, dated January 24, 200

(xii) Announcement – MMC Norilsk Nickel Set Up New Department of Corporate and Legal Issues, dated January 24, 2005

(xiii) Announcement - MMC Norilsk Nickel's Management board approves environmental and quality policies, dated January 19, 2005

(xiv) Announcement - MMC Norilsk Nickel Decided to Actively Develop the Mergers and Acquisitions Activities, dated January 17, 2005

(xv) Announcement - MMC Norilsk Nickel sets up a new Department for Mergers and Acquisitions, dated January 11, 2005

(xvi) Announcement - MMC Norilsk Nickel announces open tender for construction of a new mine complex at The Skalisty Mine, dated December 20, 2004

(xvii) Announcement - MMC Norilsk Nickel's annual report wins competitions organized by "Expert" Magazine and The Association for The Protection of Investors' Rights, dated December 20, 2004

(xviii) Announcement - MMC Norilsk Nickel, Gold Fields and Harmony launched preliminary communications, dated December 20, 2004

(xix) Announcement - Russian Academy of Sciences and MMC Norilsk Nickel to set up "Norilsk Palladium" Scientific center, dated December 9, 2004

(xx) Announcement - MMC Norilsk Nickel announces share buy back, dated December 3, 2004

(xxi) Announcement - MMC Norilsk Nickel voted against the proposed transaction with IAM-Gold, dated December 3, 2004

(xxii) Announcement - MMC Norilsk Nickel signs US $400M unsecured committed credit line, dated December 2, 2004

(xxiii) Announcement - New appointments at MMC Norilsk Nickel's Polar Division and MMC Kola have been announced, dated December 1, 2004

(xxiv) Announcement - MMC Norilsk Nickel appoints David Humphreys as Chief economist, dated November 29, 2004

(xxv) Announcement - MMC Norilsk Nickel to Pay Interim Dividend, dated November 26, 2004

(xxvi) Announcement - MMC Norilsk Nickel's Accounting Department Announced the Best in Russia for 2004, dated November 25, 2004

(xxvii) Announcement - MMC Norilsk Nickel released consolidated interim financial statements for the six months ended 30 June 2004 in compliance with International Financial Reporting Standards (IFRS), dated November 19, 2004

(xxviii) Announcement - Norilsk Nickel completes the formation of the Global Distribution Network (GDN), dated November 11, 2004

(xxix) Announcement - MMC Norilsk Nickel's deputy General Director named as the best Russian personnel director, dated November 1, 2004

(xxx) Announcement - Forbes Magazine Named MMC Norilsk Nickel in the a-list of 400 best big companies of the world, dated October 28, 2004

(xxxi) Announcement - MMC Norilsk Nickel announces additional exchange of RAO Norilsk Nickel shares, dated October 20, 2004

(xxxii) Announcement - The General Director of OJSC MMC Norilsk Nickel Mikhail Prokhorov was awarded with the Order of the Russian Orthodox Church, dated October 18, 2004

(xxxiii) Announcement - MMC Norilsk Nickel signed a contract with Volkswagen AG on palladium, dated October 12, 2004

(xxxiv) Announcement - The MMC Norilsk Nickel Board of directors has recommended to pay interim dividend for 9 months of 2004, dated October 11, 2004

(xxxv) Announcement - MMC Norilsk Nickel enters debt market, dated September 17, 2004

(xxxvi) Announcement - MMC Norilsk Nickel released consolidated interim financial statements for the first quarter of 2004 in compliance with International Financial Reporting Standards (IFRS), dated September 10, 2004

(xxxvii) Announcement - MMC Norilsk Nickel has mandated Citigroup and Morgan Stanley for a planned debut issuance of Eurobonds, dated September 8, 2004

(xxxviii) Announcement - MMC Norilsk Nickel and Kvaerner Masa-Yards Inc. sign contract to construct arctic container ship, dated August 27, 2004

(xxxix) Announcement - Moody's and Standard & Poor's assigned credit rating to MMC Norilsk Nickel, dated August 9, 2004

(xl) Announcement - MMC Norilsk Nickel has no plans to transfer its gold mining assets to Gold Fields Ltd in return for increased shareholding, dated August 3, 2004

(xli) Announcement – MMC Norilsk Nickel launches new corporate web site, dated July 29, 2004

(xlii) Announcement - MMC Norilsk Nickel to become member of Palladium Council, Nickel Institute and Cobalt Development Institute, dated June 24, 2004

(xliii) Announcement - MMC Norilsk Nickel annual general shareholders' meeting approves end of year results for 2003, dated June 24, 2004

(xliv) Announcement - Further reorganization of MMC Norilsk Nickel's global distribution network (GDN), dated June 4, 2004

(xlv) Announcement - Tav Morgan has been approved as Deputy General Director – Deputy Chairman of the Norilsk Nickel Management Board, dated June 4, 2004

(xlvi) Announcement - MMC Norilsk Nickel released audited consolidated annual financial statements for 2003 in compliance with International Financial Reporting Standards (IFRS), dated June 2, 2004

(xlvii) Announcement - Board of Directors of MMC Norilsk Nickel made a decision to hold an Annual Shareholders' Meeting on June 24, 2004, dated May 7, 2004

(xlviii) Announcement - Tav Morgan has accepted the invitation to take the post of deputy General Director – deputy Chairman of the Norilsk Nickel Management Board, dated April 9, 2004

(xlix) Announcement - MMC Norilsk Nickel completed the acquisition of an equity stake of approximately 20% in Gold Fields Ltd, dated April 5, 2004

(l) Announcement - MMC Norilsk Nickel announced today that it has purchased for cash, through its wholly owned London based subsidiary Norimet, approximately 98.5 million ordinary shares of Gold Fields Limited for an aggregate purchase price of approximately Rand 7.6 billion or Rand 77.50 per ordinary share, dated March 29, 2004

(li) Announcement - Norilsk Nickel considers ecology as a main priority issue, dated March 26, 2004

(lii) Announcement - Work on MMC Norilsk Nickel's non-core industrial assets to become a separate and independent aspect of the company's business, dated March 19, 2004

(liii) Announcement - Yevgeni Ivanov named as President and Vladimir Sovmen as First Vice President and Executive Director of Polus Joint Stock Company, dated March 9, 2004

(liv) Announcement - MMC Norilsk Nickel collective agreement extended to 2007, dated March 4, 2004

(lv) Announcement – Russian Academy of Science to conduct large scale sociological research in Norilsk on behalf of MMC Norilsk Nickel, dated February 18, 2004

(lvi) Announcement – Russian Federal Commission on Securities Markets has granted an approval for the issue of additional Depositary Receipts, dated February 18, 2004

(lvii) Announcement - MMC Norilsk Nickel's 2002 annual report wins competition organized by "Expert" magazine, dated February 17, 2004

(lviii) Announcement - Yevgeny Ivanov to head gold mining company being developed at Polus Company, dated February 16, 2004

(lix) Announcement – Gipronickel Institute to invest one million dollars in re-equipping during 2004, dated February 10, 2004

(lx) Announcement - MMC Norilsk Nickel comes top in corporate governance ratings for metallurgical companies, dated February 3, 2004

(lxi) Announcement - MMC Norilsk Nickel announced today that its consolidated revenue and operating profits for the year ended 31 December 2003 will be materially lower than market expectations, dated February 3, 2004

(lxii) Announcement – Victor Tomenko appointed director of MMC Norilsk Nickel Polar Branch, dated February 2, 2004

(lxiii) Announcement – MMC Norilsk Nickel to pay interim dividends, dated December 30, 2003

(lxiv) Announcement – The Russian Academy of Science and Norilsk Nickel sign concrete programme for the development of hydrogen energy production, dated December 9, 2003

(lxv) Announcement – Polus has won the auction to develop Titimukhta gold deposit in the Krasnoyarsk region, dated December 3, 2003

(lxvi) Announcement – MMC Norilsk Nickel's annual report has been awarded #1 at the sixth annual Reports' Contest, dated December 1, 2003

(lxvii) Announcement – MMC Norilsk Nickel has launched the implementation of the integrated quality and ecological management system, dated November 18, 2003

(lxviii) Announcement – The MMC Norilsk Nickel board of directors has recommended to pay extraordinary interim dividends for 9 months of 2003, dated November 13, 2003

(lxix) Announcement – Russian scientists and Norilsk Nickel have agreed to cooperate in the area of hydrogen energy generation, dated November 10, 2003

(lxx) Announcement – Norilsk Nickel continues to improve its sales and distribution network, dated October 7, 2003

(lxxi) Announcement – MMC Norilsk Nickel acquired 44.9% in OAO "Lenzoloto", dated September 17, 2003

(lxxii) Announcement – MMC Norilsk Nickel increased sales in January-July 2003, dated September 5, 2003

(lxxiii) Announcement – Norilsk Nickel announces final results of tender offer for shares of Stillwater Mining Company, dated September 3, 2003

(lxxiv) Announcement – Norilsk Nickel announces expiration of tender offer for shares of Stillwater Mining Company, dated August 27, 2003

(lxxv) Announcement – MMC Norilsk Nickel and Rosneft sign a memorandum of cooperation on Arkhangelsk port, dated August 11, 2003

(lxxvi) Announcement – MMC Norilsk Nickel acquires a stake in OAO "Matrosov Mine", dated August 6, 2003

(lxxvii) Announcement – Norilsk Nickel commences tender offer for shares of Stillwater Mining Company, dated July 22, 2003

(lxxviii) Announcement – Dmitri Trifonov murder case is solved, dated July 16, 2003

(lxxix) Announcement – The MMC Norilsk Nickel annual general shareholder meeting approves the company's results for 2002, dated June 30, 2003

(lxxx) Announcement – Stillwater, MMC Norilsk Nickel complete largest Russian-American acquisition, dated June 23, 2003

(lxxxi) Announcement – MMC Norilsk Nickel has appointed a consulting firm to install an integrated system of quality control and ecological management at its production facilities, dated June 19, 2003

(lxxxii) Announcement – Central Bank approves MMC Norilsk Nickel's financing of Stillwater acquisition, dated June 17, 2003

(lxxxiii) Announcement – Federal Trade Commission grants approval of Norilsk Nickel acquisition of Stillwater Mining Company, dated June 16, 2003

(lxxxiv) Announcement – MMC Norilsk Nickel released audited consolidated annual financial statements for 2002 in compliance with International Accounting Standards (IAS), dated June 5, 2003

(lxxxv) Announcement – Norilsk Nickel introduces a new position of Deputy General Director of Environmental Management and Ecology, dated May 26, 2003

(lxxxvi) Announcement – Sales of MMC's commodities in 2001, dated May 6, 2003

(lxxxvii) Announcement – MMC Norilsk Nickel announces an open tender for the installation of ecological management system, dated April 23, 2003

(lxxxviii) Announcement – The Board of Directors of MMC Norilsk Nickel approved the Production Plan to 2015 for its operations in the Taimyr and Kola Peninsulas on the 18th of March 2003, dated April 1, 2003

(lxxxix) Announcement – Norilsk Nickel designates Steven Lucas as a nominee to Stillwater board, dated March 29, 2003

(xc) Announcement – Candidates to the MMC board of directors have been named, dated March 28, 2003

(xci) Announcement – Norilsk Nickel submits nominees to the board of directors of Stillwater Mining Company, dated March 28, 2003

(xcii) Announcement – Head of Treasury has been appointed, dated March 4, 2003

(xciii) Announcement – MMC Norilsk Nickel is adopting international standards of quality control and environmental protection, dated February 18, 2003

(xciv) Announcement – US$ 250 million structured pre-export finance facility for MMC Norilsk Nickel, dated February 10, 2003

(xcv) Announcement – Valeri Kurguzov has been appointed General Director of Enisei River Shipping, dated January 31, 2003

(xcvi) Announcement – MMC Norilsk Nickel's preliminary sales results for 2002, dated January 23, 2003

(xcvii) Announcement – Unions at MMC Kola say striking is an unconstructive means of resolving problems, dated January 22, 2003

(xcviii) Announcement – Norilsk Nickel puts three new social programs into action, dated January 22, 2003

(xcix) Announcement – Anatoly Avdeev has been named as Vice-President of MMC Norilsk Nickel, dated January 13, 2003

Binder III

3) Financial Statements for each of the years 2003 and 2004[3]

(i) Consolidated annual financial statements for the year ended December 31, 2004

(ii) Consolidated interim financial statements for the six months ended June 30, 2004

(iii) Consolidated interim financial statements for the three months ended March 31, 2004

(iv) Audited consolidated annual financial statements for the year ended December 31, 2003

(v) Audited consolidated annual financial statements for the year ended December 31, 2002

Binder IV

4) Distribution materials for shareholders meetings, which took place in 2003, 2004, 2005

5) Announcements of holding General Shareholders Meetings which took place in 2003, 2004 and 2005

(vi) Announcement of holding the Annual General Shareholders' Meeting on June 30, 2003

[3] Interim consolidated financial statement for the three months ended March 31, 2005 were not approved by the Company as of the date of this letter.

(i) Announcement of holding the Extraordinary General Shareholders' Meeting on December 29, 2003

(ii) Announcement of holding the Annual General Shareholders' Meeting on June 24, 2004

(iii) Announcement of holding the Extraordinary General Shareholders' Meeting on November 23, 2004

(iv) Announcement of holding the Annual General Shareholders' Meeting on June 30, 2005

6) Minutes of General Shareholders' Meetings, which took place in 2003, 2004, 2005

(i) Minutes of the Annual General Shareholders' Meeting dated June 30, 2003

(ii) Minutes of the Extraordinary General Shareholders' Meeting dated December 29, 2003

(iii) Minutes of the Annual General Shareholders' Meeting dated June 24, 2004

(iv) Minutes of the Extraordinary General Shareholders' Meeting dated November 23, 2004

(v) Minutes of the Annual General Shareholders' Meeting dated June 30, 2005

7) Securities Questionnaires submitted in 2004, 2005

(i) Securities Questionnaire with respect to the fourth share issue dated November 25, 2004

(ii) Securities Questionnaire with respect to the fifth share issue dated November 25, 2004

8) Reports on compliance with corporate governance requirements submitted in 2004 and 2005

(i) Report on compliance with corporate governance requirements as of December 31, 2004

(ii) Report on compliance with corporate governance requirements as of March 31, 2005

(iii) Report on compliance with corporate governance requirements as of June 30, 2005

9) Foundation documents and internal regulations

(i) Charter of the Open Joint Stock "Mining and Metallurgical Company Norilsk Nickel" as of 2002 (the "Charter")

(ii) Amendments to the Charter dated October 20, 2003

(iii) Amendments to the Charter dated June 24, 2004

(iv) Regulation on the General Meeting of shareholders of OJSC MMC Norilsk Nickel dated June 30, 2002

(v) Regulation on the Board of Directors of OJSC MMC Norilsk Nickel dated June 30, 2002

10) Reports on Material Facts filed in 2003, 2004 and 2005

2003

(i) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 3, 2003

(ii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 14, 2003

(iii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 25, 2003

(iv) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 28, 2003

(v) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated July 31, 2003

(vi) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 12, 2003

(vii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 15, 2003

(viii) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated August 29, 2003

(ix) Report on material fact (event, action), affecting the financial-economic activity of the emitter dated September 4, 2003

(x) Report on material fact "Information on terms of the closing the account ledger of the emitter" dated November 13, 2003

(xi) Report on material fact "Information on appearance in the account ledger of the emitter of a person, possessing more than 25 percent of its emitted valuable security" dated November 28, 2003

(xii) Report on material fact "Information on appearance in the account ledger of the emitter of a person, possessing more than 25 percent of its emitted valuable security" dated December 22, 2003

(xiii) Report on material fact "Information on restructuring the emitter, its subsidiary enterprises and dependent undertaking" dated December 29, 2003

(xiv) Report on material facts "Information on the current returns of the emitter" "Information on the decisions of general meetings» dated December 30, 2003

2004

(xv) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated January 14, 2004

(xvi) Report on material fact information about incomes accounted and/or paid on issuer's securities "Information about schedule times of obligations performed by issuer in respect to securities owners" dated February 27, 2004

(xvii) Report on material fact 'Information about events presenting issuer's non-current transaction, which amount or value of stocks comprises more than 10% of issuer's assets on transaction date' dated March 29, 2004

(xviii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated April 22, 2004

(xix) Report on material fact information about events which produced issuer's non-current net profit or net losses increase more than 10 per cents' dated April 30, 2004

(xx) Report on material fact 'information about the issuer's register terminating dates' dated May 07, 2004

(xxi) Information, which may have material effect on the price of issuer's securities "about decisions made by issuer's directors board" dated May 07, 2004

(xxii) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated June 04, 2004

(xxiii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated June 22, 2004

(xxiv) Report on material fact 'information about general meetings decisions' dated June 24, 2004

(xxv) Information, which may have material effect on the price of issuer's securities dated July 22, 2004

(xxvi) Report on material fact 'information about issuers' non-current transaction, which volume or value of proprietorship comprises more than 10 per cent of assets of the issuer on the day of transaction' Dated July 29, 2004

(xxvii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated July 30, 2004

(xxviii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated July 30, 2004

(xxix) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company, which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated August 02, 2004

(xxx) Report on material fact 'information about the dates of issuer's register terminating' dated October 11, 2004

(xxxi) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated October 11, 2004

(xxxii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated October 12, 2004

(xxxiii) Information which may have material influence on the cost of issuer's securities, concerning putting the issuer's securities into the list of the securities admitted to the official trading at the securities market by the trade institutor, and on delisting of the issuer's securities from the afore mentioned list dated November 17, 2004

(xxxiv) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated November 24, 2004

(xxxv) Report on material fact 'Information about incomes accounted and/or paid on issuer's securities' 'Information about general meetings decisions' dated November 26, 2004

(xxxvi) Information, which may have material effect on the price of issuer's securities "About decisions made by issuer's directors board" dated December 03, 2004

(xxxvii) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated December 24, 2004

(xxxviii)Report on material fact 'Information about incomes accounted and/or paid upon issuer's securities' 'Information about schedule time of obligations performed by issuer in respect to securities' owners' dated December 31, 2004

(xxxix) Information concerning conclusion of the agreement between the issuer and stock exchange under which the listing of the issuer's securities is executed (agreement with the trade institutor on admission of the issuer's securities to the official trading at the security market) dated December 31, 2004

(xl) Information which may have material effect on acquiring by the issuer of an equity share in the share capital (share fund) of a third entity which is not less than 5 per cent, or equity stake of a third joint-stock company which is not less than 5 per cent, and on debt-equity shift which is divisible by 5 per cent dated December 31, 2004

2005

(xli) Information that may significantly affect on the value of securities of issuer "On acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated January 17, 2005

(xlii) Information that may significantly affect on the value of securities of issuer "On inclusion of issuer's securities into the list of securities allowed to trading by the trade institutor in the securities market and the exclusion of the issuer's securities from the above list" constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated January 26, 2005

(xliii) Information that may significantly affect on the value of securities of issuer "on decisions taken by the board of directors" dated February 7, 2005

(xliv) Report on the material fact "Information on filing in the register of issuer of a person holding more than 25 percent of its issued securities" dated February 10, 2005

(xlv) Information that may significantly affect on the value of securities of issuer "on the change in the structure of equity holders of issuer that hold not less than 5 percent of ordinary shares of issuer dated February 10, 2005

(xlvi) Information that may significantly affect on the value of securities of issuer "on the change in the structure of equity holders of issuer that hold not less than 5 percent of ordinary shares of issuer dated February 10, 2005

(xlvii) Information that may significantly affect on the value of securities of issuer "On the change of the rate of share of people who are the members of the board of directors (supervisory council) of Issuer, members of plural executive of Issuer and also the person taking the position (performing the functions) of the single executive of Issuer including the managing organization or manager in the registered capital of Issuer, and also in registered capital of affiliate and associated companies of Issuer and/or on the change of the rate of share held by above persons of the

ordinary shares of Issuer and its affiliate and associated companies" dated February 10, 2005

(xlviii) Report on the material facts "Information terms of execution of issuer's commitments to the holders of securities" dated February 15, 2005

(xlix) Information that may significantly affect on the value of securities of issuer "on decisions taken by the board of directors" dated March 9, 2005

(l) Report on the material facts "Information on terms of execution of issuer's commitments to the holders of securities" dated March 17, 2005

(li) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 28, 2005

(lii) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 30, 2005

(liii) Report on the material fact "Information on facts caused discontinuous increase of net profit or net loss of issuer for the numbers more than 10 percent dated March 30, 2005

(liv) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated March 31, 2005

(lv) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated April 22, 2005

(lvi) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5

percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated April 22, 2005

(lvii) Report on the material fact "Information on facts caused discontinuous increase of net profit or net loss of issuer for the numbers more than 10 percent dated April 29, 2005

(lviii) Information on the material fact 'Date of issuer's register record" dated May 11, 2005

(lix) Information that may significantly affect on the value of securities of issuer "on resolutions adopted by the board of directors of issuer" dated May 11, 2005

(lx) Information that may significantly affect on the value of securities of issuer "on acquiring by issuer of share in registered (mutual) capital (mutual fund) of another commercial entity constituting not less than 5 percent or ordinary shares of another joint stock entity constituting not less then 5 percent, and also on the change in such a share in the amount divisible by 5 percent dated May 11, 2005

(lxi) Report on information that may significantly affect on the value of securities of the joint stock company dated May 24, 2005

(lxii) Report on the information that may have significant influence on the value of joint-stock entity securities dated June 9, 2005

(lxiii) Report on the material fact "Information on accrued or discharged revenues on the issuer's securities" "Information on the decisions of general meetings" dated June 30, 2005

11) Net Assets Calculations for 2003, 2004 and 2005

(i) Statement of Net Assets Calculation as at March 31, 2003

(ii) Statement of Net Assets Calculation as at June 30, 2003

(iii) Statement of Net Assets Calculation as at September 30, 2003

(iv) Statement of Net Assets Calculation as at December 31, 2003

(v) Statement of Net Assets Calculation as at March 31, 2004

(vi) Statement of Net Assets Calculation as at June 30, 2004

(vii) Statement of Net Assets Value as at September 30, 2004

(viii) Net Assets Calculation as at December 31, 2004

(ix) Net Assets Calculation as at March 31, 2005

(x) Net Assets Calculation as at June 30, 2005

12) Summaries of Quarterly Reports filed in 2003, 2004 and 2005

(i) Summary of Quarterly Report – 1st Quarter 2003

(ii) Summary of Quarterly Report – 2nd Quarter 2003

(iii) Summary of Quarterly Report – 3rd Quarter 2003

(iv) Summary of Quarterly Report – 4th Quarter 2003

(v) Summary of Quarterly Report – 1st Quarter 2004

(vi) Summary of Quarterly Report – 2nd Quarter 2004

(vii) Summary of Quarterly Report – 3rd Quarter 2004

(viii) Summary of Quarterly Report – 4th Quarter 2004

(ix) Summary of Quarterly Report – 1st Quarter 2005

13) Index of lists of affiliated entities filed in 2003, 2004 and 2005

14) Information relating to the Company's registrar

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press release

MMC Norilsk Nickel released consolidated interim financial statements for the six months ended 30 June 2005 in compliance with International Financial Reporting Standards (IFRS)

Moscow, 6 October 2005 – Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" and its subsidiaries ("MMC Norilsk Nickel", "Group", "Company") issued consolidated interim IFRS financial statements for the six months ended 30 June 2005. The financial statements have been reviewed in accordance with International Standard on Review Engagements 2400 by Deloitte & Touche, who have issued a review report without any qualifications.

The measurement currency of the major portion of the Group's operations situated in the Russian Federation, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

The Group's presentation currency used in the preparation of the consolidated annual financial statements is the United States of America Dollar ("USD" or "US Dollar"). Using the US Dollar as presentation currency is common practice for global mining companies.

The Group's consolidated annual financial statements for the six months ended 30 June 2004 include financial results of OAO "Lenzoloto" ("Lenzoloto") and OAO "Matrosov Mine" ("Matrosov Mine") from the acquisition date, i.e.6 April 2004.

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(US Dollars million)

	Notes	Reviewed six months ended 30 June 2005	Reviewed six months ended 30 June 2004	Change %	Audited year ended 31 December 2004
Metal sales revenue					
Nickel		1 842	1 709	8%	3 564
Copper		627	513	22%	1 265
Palladium		407	498	(18%)	1 005
Platinum		377	355	6%	706
Gold		189	211	(10%)	493
Total metal sales revenue	1	**3 442**	**3 286**	**5%**	**7 033**
Cost of metal sales	2	1 501	1 568		3 179
Gross profit on metal sales		**1 941**	**1 718**	**13%**	**3 854**
Gross margin, %		*56%*	*52%*		*55%*
Selling, general and administrative expenses	3	410	401		866
Other net operating expenses	4	94	124		153
Operating profit		**1 437**	**1 193**	**20%**	**2 835**
Impairment of goodwill on acquisition		-	-		115
Interest expense		46	29		72
Net income from investments		(37)	(34)		(7)
Net gains on derivative transactions		-	(16)		(6)
Other non-operating expenses		46	48		108
Profit before taxation		**1 382**	**1 166**	**19%**	**2 553**
Taxation		408	293		696
Effective tax rate, %	5	*30%*	*25%*		*27%*
Profit for the period		**974**	**873**		**1 857**
Attributable to:					
Shareholders of the parent company		979	889		1 878
Minority interest		(5)	(16)		(21)
Net profit for the period	6	**974**	**873**		**1 857**
Net profit for the period as a percentage of metal sales revenue, %		*28%*	*27%*		*26%*
EARNINGS PER SHARE					
The calculation of basic and fully diluted earnings per share is based on:					
Profit for the period attributable to shareholders of the parent company		979	889		1 878
Weighted average number of ordinary shares in issue during the period		204 146 491	210 642 516		210 642 516
Basic and fully diluted earnings per share (US cents)		**479.6**	**422.0**		**891.6**

Notes:

1. In the first six months of 2005, the Group's metal sales revenues increased by 5% against the first six months of 2004 and totalled USD 3 442 million. The main reasons for revenue growth were the growth of the average realized prices of refined metals sold, except for palladium.

Average export selling prices
(US Dollars per ton or as noted)

	Six months ended 30 June 2005	Six months ended 30 June 2004	Change, %
Nickel	15 730	14 119	11%
Copper	3 311	2 659	25%
Palladium (per ounce)	210	-*	-
Platinum (per ounce)	863	-*	-

** Average selling prices as well as physical volumes of sales of palladium and platinum of MMC Norilsk Nickel disclosed from January1, 2005*

Sales of metals in physical volumes
(In 000 tons or as noted)

	Six months ended 30 June 2005	Six months ended 30 June 2004	2004
Nickel	**119**	**121**	**250**
Copper	**189**	**191**	**451**
Gold (in '000 ounces)	**440**	**528**	**1 221**
MMC Norilsk Nickel	45	60	135
Polus	346	404	819
Lenzoloto*	49	56	257
Matrosov Mine**	-	8	10
Palladium (in '000 ounces)	**1 939**	**-**	**-**
MMC Norilsk Nickel ***	1 469	-	-
Stillwater	470	359	850
Platinum (in '000 ounces)	**437**	**-**	**-**
MMC Norilsk Nickel ***	327	-	-
Stillwater	110	79	202

** For Lenzoloto and Matrosov Mine sales data from the acquisition date (April 6, 2004)*
***Matrosov Mine stopped mining operations from 2005 and started exploration program at the "Natalka" deposit*
****Physical volumes of sales of palladium and platinum of MMC Norilsk Nickel disclosed from January1, 2005*

In the first half of 2005 revenue from nickel sales grew by 8% compared to the result of the first six months of 2004. The increase of the nickel sales happened due to the growth of average export selling price of the metal by 11%, which was offset by the reduction of physical sales of nickel by 2 thousand tons for the period.

Similarly, the decrease of physical sales of copper by 2 thousand tons was offset by the growth of copper export selling prices by 25%, which resulted in the growth of revenue from copper sales by 22% in the first six months of 2005 compared to the result of the first six months of 2004.

Palladium sales decreased by 18% from USD 498 million in the first six months of 2004 to USD 407 million in the first six months of 2005. The main reason for palladium sales decrease was decrease in the average selling price in the first six months of 2005.

Growth of platinum sales by 6% from USD 355 million in the first half of 2004 to USD 377 million in the first half of 2005 was mainly due to the growth of average platinum selling price.

Revenue from gold sales decreased by 10% to USD 189 million for the six months ended 30 June 2005 from USD 211 million in the first six months of 2004 mainly due to decrease in shipping volumes by 17%, which was partly offset by the growth of the average selling price by 7%. Decrease in gold sales volume partly related to initiation of export sales in the first half of 2005 (up to 17.4 thousand ounces were on the way to the customer) and decrease in gold production due to lower grades in the processed ore. Grades decreased in the first half of 2005 compared to the numbers in the first half of 2004 as following:

- oxidized ore by 14% to 8.71 g/t
- sulphide ore by 6% to 4.13 g/t.

Gold production in the first half of 2005 was in line with year production plan. Decrease in production and in sales, which happened in the first half of 2005, will be compensated in the second half of the year.

2. **Cost of metal sales**

(US Dollars million)

	Reviewed six months ended 30 June 2005	Reviewed six months ended 30 June 2004	Change %	Audited year ended 31 December 2004
Cash operating costs (see table below)	1 262	1 240	2%	2 475
Amortization and depreciation of operating assets	248	239		466
(Increase)/decrease in metal inventories	(9)	89		238
Total cost of metal sales	**1 501**	**1 568**	**(4%)**	**3 179**

Cost of metal sales decreased by 4% from USD 1 568 million in the first six months of 2004 to USD 1 501 million in the first six months of 2005.

Cash operating costs grew by 2% from USD 1 240 million in the first six months of 2004 to USD 1 262 million in the first six months of 2005. Key reasons for the growth of cash operating costs included:

- Russian rouble appreciation against the US Dollar, which amounted to 3% in the first half of 2005, and respective increase of costs in US Dollar terms in amount of USD 40 million;
- Increase of cash operating costs by the amount of decrease in revenue generated from the sale of by-products in amount of USD 46 million.

The increase of cash operating costs was offset by the decrease of actual cash operating costs by USD 64 million.

Amortization and depreciation charges on operating assets increased by USD 9 million from the first six months of 2005 to USD 248 million as a result of:

- Russian rouble appreciation against the US Dollar;
- Appearance of the new assets following the capital expenditure program in Q4 2004.

Change in metal inventories decreased by USD 98 million in the first half of 2005 as a result of some increase in stock due to longer non-shipping period and decrease in processing of copper scrap.

Cash operating costs
(US Dollars million)

	Reviewed six months ended 30 June 2005					Reviewed six months ended 30 June 2004				
	Group	% from total	Group excl. SWC and Polus	SWC	Polus	Group	% from total	Group excl. SWC and Polus	SWC	Polus
Labor	413	33%	338	51	24	397	32%	331	44	22
Consumables and spares	308	24%	246	22	40	271	22%	226	18	27
Cost of the metals purchased from third parties	63	5%	63			152	12%	152		
Scrap purchased	86	7%	49	37		79	6%	47	32	
Mineral extraction tax and pollution tax	76	6%	58	6	12	75	6%	57	5	13
Repairs and maintenance	58	4%	32	26		57	5%	33	22	2
Insurance	55	4%	52	3		53	4%	51	2	
Transportation of metals	50	4%	50	0		37	3%	37	0	
Utilities	50	4%	36	9	5	41	3%	31	8	2
PGM toll refining cost	32	3%	31		1	21	2%	20		1
Other cash costs	71	6%	52	16	3	57	5%	37	12	8
Total	**1 262**	**100%**	**1 006**	**171**	**85**	**1 240**	**100%**	**1 022**	**143**	**75**

During the first six months of 2005 labor costs grew by USD 16 million to USD 413 million. Increase of these costs resulted mainly from the growth of costs in US Dollar terms on account of the Russian rouble appreciation with the effect of USD 12 million as well as from the growth of labor expenses in SWC by USD 7 million and Polus group by USD 2 million. Net of the consolidation and effect of the translation to presentation currency, labor costs decreased by 1% from USD 331 million in the first six months of 2004 to USD 328 million in the first six months of 2005.

Consumables and spares costs increased by USD 37 million to USD 308 million in the first six months of 2005 mainly as a result of the translation of the costs to presentation currency and inflation related growth in prices for consumables.

Cost of the metals purchased from the third parties decreased by USD 89 million to USD 63 million in the first six months of 2005 compared to the results for the same period in 2004 due to the decrease in purchases.

Cost of scrap metals purchased increased by USD 7 million to USD 86 million in the first six months of 2005 as a result of 25% price increase on copper cathodes and increased purchases and processing of PGM scrap by Stillwater.

Mineral extraction and pollution taxes did not change significantly and amounted to USD 76 million in the first six months of 2005 compared to USD 75 million for the same period of last year.

Similarly, repair and maintenance costs were around the same and reached USD 58 million in the first six months of 2005 compared to USD 57 million in the first half of 2004.

In the first half of 2005, insurance costs increased by USD 2 million to USD 55 million mainly due Russian rouble appreciation against the US Dollar.

Increase of the transportation of metal costs by USD 13 million to USD 50 million in the first six months of 2005 compared to the results in the first half of 2004 related to the increase in the volumes shipping of converter matte from Taimyr Peninsula to Kola Peninsula.

During the first half of 2005, utility costs increased by USD 9 million compared to the data for the first six months of 2004 and reached USD 50 million as a result of the increase of the prices for energy supplied from OAO "Taimyrenergo" by 12% and natural gas by 20%.

Expenses related to PGM toll refining increased by USD 11 million in the first six months of 2005 to USD 32 million due to higher PGM and gold production volumes.

The structure of cash operating costs in the first half of 2005 did not change significantly compared to the results of the same period last year with the exception of cost of the metals purchased from the third parties, which share in the total cash costs decreased from 12% to 5% respectively as a result of the decrease in purchases.

Unit cost of production
(US Dollars per ton or as noted)

	Polar Division		MMC Kola	
	Reviewed six months ended 30 June 2005	Reviewed six months ended 30 June 2004	Reviewed six months ended 30 June 2005	Reviewed six months ended 30 June 2004
Nickel	4 263	4 114	5 293	4 720
Copper	929	891	982	809
Palladium (per ounce)	88	-	98	-
Platinum (per ounce)	335	-	379	-
Gold (per ounce)	166	203	188	224

In the first half of 2005, the unit cost of production per ton of nickel in Polar Division increased by 4% to USD 4 263 and in MMC Kola by 12% to USD 5 293 compared to the results for the first half of 2004. In the first half of 2005, the unit cost of production per ton of copper in Polar Division increased by 4% to USD 929 and in MMC Kola by 21% to USD 982 compared to the results for the first half of 2004.

The increase in production costs per unit for base metals came from the increase in the share of cost allocation for nickel and copper as a result of high metals prices, as well as Russian rouble appreciation against US dollar and inflation factor.

In the meantime growth of the unit cost of production of copper in MMC Kola is higher than the respective growth in Polar Division as a result of transfer of ownership rights on copper scrap from Polar Division to MMC Kola from January1, 2005.

In the first half of 2005, the unit cost of production per ounce of gold in Polar Division decreased by 18% to USD 166 and in MMC Kola by 16% to USD 188 compared to the results for the first half of 2004. The decrease of the unit production cost of gold related to lower pace of gold price increase for the period compared to growth in prices for nickel and copper in the first half of 2005, which led to lower allocation of indirect costs to production cost of gold and higher allocation of the indirect costs to the production costs of other metals produced by the Group in Polar Division and Kola Peninsula.

In the first half of 2005, the unit cost of production per ounce of gold in Polus Group increased by 37% to USD 227 compared to the result in the first half of 2004. The increase happened due to decrease in grades in the processed ore by 6%-14% and due to growth in prices for consumables and spares by 15%-18%.

3. In the first six months of 2005, selling, general and administrative (SG&A) expenses increased by USD 9 million compared to the same period of 2004 and reached USD 410 million.

   Increase in SG&A expenses due to the effect of the translation to presentation currency amounted in additional USD 12 million.

   Change in Group structure, which includes consolidation of financials of OAO "Lenzoloto" and OAO "Matrosov Mine" starting from the second quarter of 2004, ZAO "Tonoda" and OAO "Pervenetz" from the first quarter 2005, also added extra costs to the SG&A line.

   Net of the effect of the translation to presentation currency, SG&A expenses decreased by USD 3 million in the first half of 2005 compared to the data for the same period of 2004 due to decrease of expenses on advertising and external research and development works.

   The key item of selling, general and administrative expenses – export customs duties – increased by USD 8 million to USD 135 million in the first half of 2005 as a result of a growth in realized metal prices.

   The second largest item – salaries – increased by USD 23 million to USD 111 million as a result of consolidation of respective costs of OAO "Lenzoloto" and OAO "Matrosov Mine" starting from the second quarter of 2004, ZAO "Tonoda" and OAO "Pervenetz" from the first quarter of 2005.

4. Other net operating expenses decreased by USD 30 million to USD 94 million in the first half of 2005 compared to the results in the first half of 2004. The main reasons for the decrease were the following: decrease in provision on revaluation of production assets by USD 50 million and bad debt provision by USD 30 million as well as decrease of expenses relating to the loss on disposal of property, plant and equipment by USD 35 million. Decrease was partly offset by additional expenses on exchange rates in amount of USD 18 million, increase in provisions on other non-current assets and on tax penalties amounted to USD 8 million and USD 64 million respectively.

5. In the first half of 2005 effective tax rate reached 30% compared to 25% as a result of the first six months of 2004. Increase came due to the following factors:
   - Increased impact of specific tax rates applied in countries, where the Group has a taxable presense;
   - Increase in tax effect of permanent differences;
   - Increase in provision on deferred taxes.

6. Net profit in the first half of 2005 totaled USD 974 million – 12% higher than the compared net profit for the first half of 2004.

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2005

(US Dollars million)

	Notes	Reviewed 30 June 2005	Reviewed 30 June 2004	Audited 31 December 2004
ASSETS				
Non-current assets		**9 783**	**9 155**	**9 665**
Property, plant and equipment	7	6 407	6 241	6 644
Capital construction-in-progress		1 310	1 264	1 208
Investments in securities and other financial assets	8	1 653	1 195	1 407
Other non-current assets		413	455	406
Current assets		**3 339**	**3 545**	**3 967**
Inventories	9	1 397	1 517	1 442
Trade and other receivables		409	437	455
Other current assets		656	586	694
Investments in securities and other financial assets		19	138	30
Cash and cash equivalents		858	867	1 346
TOTAL ASSETS		13 122	12 700	13 632
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves		**10 259**	**9 357**	**10 643**
Non-current liabilities		**1 541**	**1 078**	**1 606**
Long-term borrowings	10	622	146	657
Deferred tax liabilities		707	792	740
Other non-current liabilities		212	140	209
Current liabilities		**1 322**	**2 265**	**1 383**
Current portion of long-term borrowings		162	37	323
Short-term borrowings	11	134	1 148	208
Trade and other payables		374	440	373
Other current liabilities		652	516	458
Bank overdrafts		-	124	21
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		13 122	12 700	13 632

7. As of the 30 June 2005, "Property, plant and equipment" on the balance sheet decreased by USD 237 million compared to number at the year end 2004, which resulted from the effect of the translation to presentation currency due to appreciation of the Russian rouble against the US Dollar in the first half of 2005.

8. Mainly due to the additional acquisition of RAO UES shares "Investments in securities and other financial assets" as of 30 June 2005 increased by USD 246 million compared to the balance of the line as of 31 December 2004.

9. Consequent decrease in "Inventories" throughout last 18 months related to decrease in stock of materials.

10. Increase in "Long-term borrowings" as of 30 June 2005 by USD 476 million compared to the number as of 30 June 2004 related mainly to the debut issue of Eurobonds in September 2004 with maturity in 2009.

11. Decrease of "Short-term borrowings" as of 30 June 2005 compared to the number as of 30 June 2004 resulted from change of the structure of credit portfolio and substitution of short-term borrowings on long-term ones along with the decrease in total volume of borrowings by USD 538 million.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(US Dollars million)

	Notes	Reviewed six months ended 30 June 2005	Reviewed six months ended 30 June 2004	Audited year ended 31 December 2004
Net cash inflow from operating activities	12	1 320	1 227	2 504
Net cash outflow from investing activities	13	(740)	(1 786)	(2 028)
Cash before financing		**580**	**(559)**	**476**
Net cash outflow / (inflow) from financing activities	14	(1 013)	508	21
Effect of translation to presentation currency		(34)	13	47
Net (decrease)/ increase in cash and cash equivalents	15	**(467)**	**(38)**	**544**
Net cash and cash equivalents at the beginning of the period		1 325	781	781
Net cash and cash equivalents at end of the period	15	**858**	**743**	**1 325**

12. Resulting from a significant growth of metal sales, net operating cash flow increased by USD 93 million to USD 1 320 million in 1H2005.

13. In the first six months of 2005, net cash outflow from investing activities amounted to USD 740 million, which is USD 1 046 million lower than outflow from investing activities in the first six months of 2004 (in April 2004 Norilsk Nickel acquired 20% stake in Gold Fields Limited for USD 1.2 billion). Capital expenditures in the first half of 2005 amounted to USD 383 million.

14. As a result of decrease in total volume of borrowings and shares buy-back in the beginning of 2005 net cash outflow from financing activities amounted to USD 1 013 million in the first half of 2005.

15. Net cash decreased by USD 467 million to USD 858 million as of 30 June 2005.

Volume of metals produced by the Group
(in 000 tons or as noted)

	Six months ended 30 June 2005	Six months ended 30 June 2004	2004
Nickel	120	122	243
Copper	225	222	447
Gold (in 000 ounces)	498	546	1 219
MMC Norilsk Nickel	70	65	135
Polus	366	405	814
Lenzoloto	62	69	256
Matrosov Mine	-	7	14
Palladium (in 000 ounces)			
MMC Norilsk Nickel	1 483	-*	-*
Stillwater			
Platinum (in 000 ounces)			
MMC Norilsk Nickel	355	-*	-*
Stillwater			

** Production volumes of palladium and platinum of MMC Norilsk Nickel disclosed from January1, 2005*

Conference call

MMC Norilsk Nickel will host a conference call to discuss the Group's IFRS financial results for the first six months ended 30 June 2005 on October 6, 2005 at 18:00 Moscow time (10:00 New York, 15:00 London).

The conference call dial-in numbers are +1 866 233-3841 (US) and +1 651 291-1170 (International); participant access code: 798821.

A replay of the conference call will be available by a telephone replay, dial-in numbers +1 (800) 475-6701 (US) and +1 320 365-3844 (International), access code 798821, for one week starting 21:30 Moscow time (13:30 New York, 18:30 London time) on October 6, 2005.

The IFRS consolidated interim financial statements of MMC Norilsk Nickel for the first six months ended 30 June 2005 are available on the Company's web site (www.nornik.ru) under Shareholders/Financial Documents.

For further information please contact:

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

Tel: +7 095 755 6733
E-mail: usanovda@nornik.ru

October 6, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

STATEMENT OF SIGNIFICANT FACTS:
1. INFORMATION ON ACCRUED AND/OR PAID INCOME FROM THE ISSUER'S SECURITIES
2. INFORMATION ON THE PERIOD OF TIME WHEN THE ISSUER IS TO FULFILL ITS OBLIGATIONS TO SHAREHOLDERS

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Supplement to the Information bulletin of the Federal Financial Markets Service"***

1.9. Code(s) of significant fact (s)	***0640155F29082005; 0940155F29082005***

2. Subject matter of the information ***(0640155F29082005)***
2.1 Class, category (type), issue and other identifying attributes of securities: ***ordinary non-documentary registered shares*** 2.2 State registration number of the security issue (additional issue) and the date of this state registration: ***State registration number 1-04-40155-F; registration date 10.01.2001*** ***State registration number 1-05-40155-F; registration date 23.05.2001*** 2.3 Name of the state registration body: ***the Russian Federal Commission on Securities*** 2.4 The issuer's governing body which has passed the resolution on dividend payment (declaring): ***annual general meeting of shareholders*** 2.5. Date of resolution on dividend payment (declaring): ***June 30, 2005*** 2.6 Date of the Protocol of the shareholders' meeting when the resolution on dividend payment (declaring) was passed: ***June 30, 2005*** 2.7 Total sum of dividends and dividend per share:

Total sum of dividends upon the issuer's ordinary shares based on the Company's performance in 2004 – RUR 14 495 664 637,6
Total sum of interim dividends upon the issuer's ordinary shares based on the Company's performance in the first 9 months of 2004 – RUR 8 855 703 597,6
*Total sum of dividends to be paid upon the end of 2004 – RUR 5 639 961 040**
Dividend per ordinary share in 2004 – RUR 69,4
Interim dividend per ordinary share (for 9 months of 2004) – RUR 41,4
Final dividend per ordinary share to be paid upon 2004 results – RUR 28
* - dividends shall not be paid on 12 478 704 shares acquired by the issuer

2.8 Form of payment upon the issuer's securities (cash or other property): ***cash***

2.9 Date of income (dividends) payment or the last day of the period within which the income (dividends) should be paid: ***final date of dividends payment – August 29, 2005 (within 60-day period after the date of the relevant resolution)***

2.10 Total sum of dividends to be paid upon the issuer's shares: ***total sum of final dividends to be paid upon the results of 2004 – RUR 5 627 842 136.***

2. Subject matter of the information *(0940155F29082005)*

2.1 Class, category (type), issue and other identifying attributes of securities:
ordinary non-documentary registered shares

2.2 State registration number of the security issue (additional issue) and the date of this state registration:
State registration number 1-04-40155-F; registration date 10.01.2001
State registration number 1-05-40155-F; registration date 23.05.2001

2.3 The nature of the issuer's obligation, and if the issuer's obligation may be expressed in monetary form, it is necessary to indicate its monetary amount: ***final payment of cash dividends upon the shares of MMC Norilsk Nickel based on the results of the company's performance in 2004 – RUR 28 per one ordinary share with total sum amounting to RUR 5 639 961 040.***

2.4 Date of income (dividends) payment or the last day of the period within which the income (dividends) should be paid: ***final date of dividends payment – August 29, 2005 (within 60-day period after the date of the relevant resolution)***

2.5 Execution of the issuer's obligation (failure to execute the obligation): ***dividends are paid to all persons recorded in the company's Register as of May 12 2005 (date of closing the list of eligible persons), with the exception of persons about whom the information was not provided by nominal holders, and those who provided incorrect mailing addresses.***

D.A. Usanov,
Representative of MMC Norilsk Nickel
(Power of Attorney # GMK-51/135D-1 of 11.03.2005)

August 29, 2005

IFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Short name of the *Issuer*	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***Statements of significant facts are published in newspapers "Zapolyarny vestnik" or "Vecherniy Murmansk", and in Supplement to Information bulletin of the Federal Financial Markets Service. The present statement is not published in Mass Media, it is placed in news blocks and on the aforementioned website.***

2. Subject matter of the information
Full name of the profit organization the interest share in the authorized capital of which was acquired by the Issuer: ***Open Joint Stock Company Norilsko-Taimyrskaya energy company»;***
Location of the profit organization the interest share in the authorized capital of which was acquired by the Issuer: ***Ul. Veteranov, 19, Norilsk, Krasnoyarsky krai, Russian Federation, 663310;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***0 %***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %***
The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***51%***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change ***51%***
Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***August 17, 2005.***

Usanov D.A.
MMC Norilsk Nickel Representative
(power of attorney № ГМК-51/135Д-1 dated 11.03.2005)

August 17, 2005

IFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***Statements of significant facts are published in newspapers "Zapolyarny vestnik" or "Vecherniy Murmansk", and in Supplement to Information bulletin of the Federal Financial Markets Service. The present statement is not published in Mass Media, it is placed in news blocks and on the aforementioned website.***

2. Subject matter of the information
Type of the Issuer's financial (accounting) statements (consolidated or that of a legal entity), prepared in compliance with International Financial Reporting Standards (IFRS), with indication of the reporting period: ***consolidated interim financial statements for the 1st quarter of 2005 prepared in compliance with International Financial Reporting Standards;*** The date of filing the company's financial (accounting) statements with the relevant body (organization), that regulates the market of foreign securities, with foreign organizer of security trade and/or other organizations as required by foreign law for the purposes of such disclosure to general public: ***August 18, 2005***; Financial reporting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS;*** ***The aforementioned financial statements were not audited.*** ***The consolidated interim financial statements for the 1st quarter of 2005 are presented on the Company's website http://www.nornik.ru/***

Usanov D.A.
MMC Norilsk Nickel Representative
(power of attorney № ГМК-51/135Д-1 dated 11.03.2005)

August 18, 2005.

STATEMENT OF SIGNIFICANT FACT: INFORMATION ON THE ISSUER'S RECORD DATES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Short name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Supplement to Information bulletin of the Federal Financial Markets Service"*

1.9. Code(s) of the significant fact (s)	*0840155F15082005*

2. Subject matter of the information
2.1. Type, category, series and other identifying characteristics of registered securities: ***ordinary non-documentary registered shares;***
2.2. The purpose of drawing up a list of shareholders owning registered securities: ***drawing up a list of shareholders eligible to participate in the extraordinary Annual General Meeting of the shareholders of MMC Norilsk Nickel on September 30, 2005;***
2.3. The date of drawing up the list of shareholders owning registered securities: ***August 11, 2005;***
2.4. Date and No. of the protocol of the meeting of the Issuer's Board of Directors where the resolution on the date of drawing up the list of persons holding the Issuer's registered securities was passed, this resolution representing the ground for fixing the closing date of such list: ***August 15, 2005, protocol № ГМК/21-пр-сд***

Morozov D.S.,

Representative of MMC Norilsk Nickel
(Power of Attorney № GMK-51/22d dated 31.12.2004)

August 15, 2005

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Short name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is released not through the printed media but by news agencies. It is also available at the Company's Web site (see above).*

2.Subject matter of the information

Date of the Board of Directors' meeting: ***August 11, 2005;***
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was passed: ***August 15, 2005; # GMK/21-pr-sd;***

Re.: Extraordinary General Meeting of the shareholders of MMC Norilsk Nickel
Resolved:

1. ***To hold an Extraordinary General Meeting of shareholders of MMC Norilsk Nickel on September 30, 2005 in the form of absentee voting.***
2. ***To approve the following EGM agenda:***
    - ***Restructuring of MMC Norilsk Nickel.***

Re.: Restructuring of MMC Norilsk Nickel
Resolved:

1. ***To put the issue "Restructuring of MMC Norilsk Nickel" on the agenda of the EGM on September 30, 2005.***
2. ***To approve the following wording of the resolution upon the item "Restructuring of MMC Norilsk Nickel" included in the agenda of MMC Norilsk Nickel's EGM on September 30, 2005:***

"1. To carry out the restructuring of MMC Norilsk Nickel in the form of spin-off. To approve the spin-off procedure and conditions (see Annex 1).

2. To set up an open joint stock company named Polyus Gold by spinning it off MMC Norilsk Nickel, in accordance with established procedure and conditions.

3. In compliance with the spin-off procedure and conditions, to hold a General meeting of the shareholders of this new Polyus Gold company on March 3, 2006. To establish that the right to participate in this meeting shall be given to those shareholders of MMC Norilsk Nickel, whose names are included in the Company's Register as of January 1, 2006. The Board of Directors of MMC Norilsk Nickel shall undertake all necessary actions related to the preparation and holding of the Polyus Gold's general meeting. Notices on convening the general meeting of the new company's shareholders shall be mailed before January 11, 2006.

4. To establish that the shares of OJSC Polyus Gold shall be distributed among shareholders of MMC Norilsk Nickel recorded in the Company's Register as of January 1, 2006. Distribution ratio shall be 1:1 (1 share of Polyus Gold to 1 share of MMC Norilsk Nickel).

5.To approve the MMC Norilsk Nickel's separation balance sheet (Annex 2)".*

3. *To recommend to the EGM of MMC Norilsk Nickel's shareholders to pass the resolution on MMC Norilsk Nickel restructuring as per suggested wording.*

• *- all documents that are to be presented to shareholders in the period of EGM preparation, including the documents listed above, shall be made available on the Company's Web site (http://www.nornik.ru)after August 17, 2005.*

Re.: Price of shares that the company shall buy back from the shareholders who vote against the restructuring or don't' participate in the voting.
Resolved:
To establish the price of shares to be bought back from shareholders who vote against restructuring or don't participate in the voting in this item, as RUR 1850 per one share of MMC Norilsk Nickel.

Re.: The Management Board of MMC Norilsk Nickel
Resolved:

1. *To establish that the Management Board of MMC Norilsk Nickel shall be comprised of 9 members.*
2. *To elect the following persons members of the Management Board:*
Chairman of the Management Board:
Prokhorov M.D. – General Director of MMC Norilsk Nickel
Members of the Management Board:
Komarov I.A. – Deputy General Director of MMC Norilsk Nickel, head of finance & economics functional block;
Kotlyar Yu.A. – Member of the Management Board of MMC Norilsk Nickel, General Director of RAO Norilsk Nickel;
Morgan R.T. – Deputy General Director of MMC Norilsk Nickel, head of mining and metallurgical complex;
Morozov D.S. – Deputy General Director of MMC Norilsk Nickel, head of corporate governance and legal functional block;
Rozenberg J.I. – Deputy General Director of MMC Norilsk Nickel, head of technical regulation and ecology functional block;
Sprogis V.E. – Deputy General Director of MMC Norilsk Nickel, head of marketing and sales complex;
Finsky M.V. – Deputy General Director of MMC Norilsk Nickel, head of geological complex;

Cheskis D.S. – Deputy General Director of MMC Norilsk Nickel, head of transport & logistics complex.

Additional information:

Komarov Igor Anatolyevich
Interest share in the authorized capital of the Company: 0,0037%
Holding of the Company's ordinary shares: 0,0037%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Kotlyar Yuri Alexeevich
Interest share in the authorized capital of the Company: 0%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Morgan Ralph Tavakolian
Interest share in the authorized capital of the Company: 0%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Morozov Denis Stanislavovich
Interest share in the authorized capital of the Company: 0,000003%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0/000003%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or of its subsidiaries and affiliates: 0%

Prokhorov Michail Dmitrievich
Interest share in the authorized capital of the Company: 0,296%
Holding of the Company's ordinary shares: 0,296%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Rozenberg Jokves Iosifovich
Interest share in the authorized capital of the Company: 0,00042%
Holding of the Company's ordinary shares: 0,00042%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Sprogis Victor Evgenyevich
Interest share in the authorized capital of the Company: 0%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%

Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Finsky Maxim Valeryevich
Interest share in the authorized capital of the Company: 0%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

Cheskis Dmitriy Semenovich
Interest share in the authorized capital of the Company: 0%
Holding of the Company's ordinary shares: 0%
Interest share in the authorized capital of the Company's subsidiaries and affiliates: 0%
Holding of ordinary shares of the Company's subsidiaries and affiliates: 0%
Percent of ordinary shares of the Company and/or of its subsidiaries and affiliates that this person may acquire by exercising his option rights granted by the issuer and\or its subsidiaries and affiliates: 0%

D.S. Morozov,
Representative of MMC Norilsk Nickel
(Power of Attorney #GMK-51/22D of 31.12.2004)

15 August 2005

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press Release

MMC Norilsk Nickel Announces Palladium and Platinum Production Figures for 1st Half of 2005

Mining and Metallurgical Company (MMC) Norilsk Nickel continues to constantly improve its disclosure and transparency standards and is pleased to announce 1st half 2005 palladium and platinum production figures from operations in the Taimyr (Polar Division) and the Kola Peninsulas (Kola MMC).

Norilsk Nickel produced 1 483 thousand ounces of palladium and 355 thousand ounces of platinum during the first half of 2005. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those that were produced at Stillwater Mining Company.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel, announced that expected palladium and platinum production for 2005 remains in line with the production plan, calling for an estimated 3 000 thousand ounces of palladium and 700 thousand ounces of platinum for the full year.

In addition, Mr. Morgan informed that standard quarterly production release will be expanded to include palladium and platinum production figures, and that the release of reserve information regarding these metals is planned for later this year.

Since the beginning of this year Norilsk Nickel has been releasing quarterly nickel and copper production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter. Starting from the third quarter 2005 the standard press release will also include production figures of palladium and platinum.

September 28, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press release

BOARD OF DIRECTORS OF MMC NORILSK NICKEL CALLS EGM TO VOTE ON THE SPIN-OFF OF GOLD MINING ASSETS

At its meeting on August 11th, 2005, the Board of Directors of MMC Norilsk Nickel ("Company", "Norilsk") made unanimous decision to call an extraordinary general meeting of Norilsk shareholders (the "EGM") to be held on September 30th, 2005, to vote on the reorganization of the Company.

The reorganization of the Company involves a spin off by MMC Norilsk Nickel of all of the shares of ZAO "Polyus" together with a cash contribution in the amount of 10 billion rubles to a newly formed OJSC "Polyus Gold" ("Polyus Gold") established by Norilsk and the issuance of shares in Polyus Gold to the shareholders of MMC Norilsk Nickel on proportional basis.

The Board of Directors defined 11th of August 2005 as the record date for an extraordinary general meeting of Norilsk shareholders to vote on the reorganization of the Company and recommended to the shareholders to approve the transaction.

All information materials to the EGM will be available for shareholders in Registrar office – ZAO "National Registration Company" as well as published on Norilsk web site www.nornik.ru, starting from August 17th, 2005.

MMC Norilsk Nickel will hold a press conference for journalists regarding the reorganization of the Company. The press conference will take place at Gubernatorsky café (Moscow, Voznesensky per., 22) at 2 p.m. Moscow time on August 17th, 2005. For registration please contact our press service.

August 16, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press Release

NORILSK NICKEL CREATES A NEW GLOBAL GOLD MAJOR

The Board of Directors of MMC Norilsk Nickel ("Norilsk Nickel" or "Company") has recommended to the Company's shareholders to approve the Spin-off of the Company's gold mining assets, represented by Polus and it's subsidiaries ("Polus Group") as well as 20% investment in Gold Fields Ltd (South Africa), into a new company Polyus Gold.

At a press conference today in Moscow, Norilsk Nickel's Deputy General Director Denis Morozov said that, "If shareholders approve the spin-off, next year Russia will have a flagship company both in terms of gold reserves and production, that will take its rightful place among the world's top gold producers."

"We are confident that the Spin-off will create value for all Norilsk Nickel shareholders", Morozov added. In accordance with the terms of the Spin-off, if approvals are obtained, all Norilsk Nickel shareholders will be entitled to one share in Polyus Gold and all holders of Norilsk Nickel's American depository shares ("ADS") will be entitled to one Polyus Gold ADS, for each share/ADS of Norilsk Nickel they own as of 1 January 2006.

"We believe that the spin-off of gold assets will offer investors two differentiated investment opportunities: the diversified base metals/PGMs producer and a pure gold play" Morozov said. "The Spin-off should allow a gold premium to be unlocked through broader investor appeal. We are currently enjoying a unique momentum of investors' appetite for gold stocks. Gold prices are at their 17-year record high supported by weak US dollar and low long-term interest rates."

Morozov also added that, "Polyus Gold has unique assets portfolio and ambitious development plans. As a public company, Polyus Gold will have the opportunity to access directly capital markets for financing its future growth, as well as to become a partner of choice for the development of prospective gold projects in Russia." The Board of Directors expects that, subject to the successful completion of the Spin-off and timely obtaining of required regulatory approvals, Polyus Gold will obtain listing in Russia in April 2006 and consequently establish a Level 1 ADR program.

Today's press conference followed a meeting last week of Norilsk Nickel's Board of Directors, who voted unanimously to call an Extraordinary General Meeting of Shareholders ("EGM") on 30 September 2005. At the EGM, Norilsk Nickel's shareholders will be asked to approve a reorganization of Norilsk Nickel in the form of the Spin-off of its gold mining assets, comprised of the Polus Group (Russia) and its 20

per cent holding in South Africa's Gold Fields Ltd. In addition, upon the formation of Polyus Gold, which is currently expected in March 2006, Norilsk Nickel will contribute cash in the amount of 10 billion roubles (approximately US$352 million at the exchange rate of 11 August 2005) to the new company to support its development program.

The Board of Directors has also approved key terms and conditions of the Spin-off. Morozov commented that "We believe that the proposed transaction offers our shareholders a transparent execution timeline. Additional information will be made available to all shareholders in an information statement. The dissenting or non-voting shareholders will be offered a redemption right to sell their shares to the Company in accordance with Russian law".

The Spin-off of gold assets is not expected to affect significantly the core operations of Norilsk Nickel in the Taymir and Kola Peninsulas. With 95% of metal sales revenues and 96% of pre tax profit (as of quarter ended 31 March 2005) generated by Norilsk Nickel excluding the Polus Group, Norilsk Nickel will be able to sustain its world leadership positions in nickel and palladium and to remain a major producer of platinum and copper. The solid financial position of Norilsk Nickel, taking into account the expected spin-off of the Polus Group, was recently confirmed by Standard & Poor's rating agency, which upgraded Norilsk Nickel's long-term corporate credit rating to "BB+".

In 2004, Polus Group produced 1,085,000 ounces of gold, employed more than 9,700 workers and had gold sales revenue of US$442 million. In accordance with the recently completed audit of its reserves in accordance with the principles of the JORC code by an independent mining consultant SRK Consulting (UK), as of 31 December 2004, Polus Group had proven and probable ore reserves of 13.3 million ounces of gold, indicated mineral resources of 24.8 million ounces and inferred mineral resources of 26.3 million ounces of gold.

All information for the 30 September 2005 Extraordinary General Meeting of Shareholders, including an Information Statement prepared by Norilsk Nickel, which contains a summary of a fairness opinion on the proposed Spin-off issued by Deutsche Bank, will be available today on Norilsk Nickel's corporate website. www.nornik.ru.

For the reference purposes:

Indicative timetable for the Spin-off of Polyus Gold:

- **11 August 2005**: Norilsk Nickel's Board of Directors recommended the Company's shareholders to approve the Spin-off and called EGM on 30 September 2005. The record date for Norilsk Nickel shareholders and ADS holders for participation in the Extraordinary Meeting of Shareholders.

- **30 September 2005**: Extraordinary General Shareholders Meeting of Norilsk Nickel shareholders. Shareholders who do not vote, or who vote against the spin-off, have the right to redeem their shares for cash in accordance with Russian law. The Board of Directors set the redemption value of Norilsk Nickel shares at 1,855 roubles per share, based on appraisal provided by OOO "Rosekspertiza," an independent evaluation and auditing firm.

- **1 January 2006**: The record date for Norilsk Nickel shareholders and ADS holders for participation in the Founding General Meeting of Polyus Gold and entitlement to a proportionate number of Polyus Gold shares.

- **March 2006**: Founding General Meeting of Polyus Gold.

- **March-April 2006**: Polyus Gold shares distributed to shareholders and, for ADA holders, the ADA Depository (Bank of New York).

- **April 2006**: Polyus Gold to apply for listing on one or more Russian stock exchanges.

- **May 2006**: Polyus Gold ADR Level-1 program is expected to be registered, subject to obtaining approvals, allowing non-Russian Norilsk Nickel investors to obtain ADS representing Polyus Gold shares.

For more information please contact:

Denis Morozov
Deputy General Director,
MMC Norilsk Nickel, Moscow
Tel: +7 095 797 82 57
Reorganization@nornik.ru

Dmitry Usanov
Director for Investor Relations
MMC Norilsk Nickel, Moscow
Tel: +7 095 786 83 20
Usanovda@nornik.ru

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offer of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

To be released outside the United States only. Not for distribution in Australia, Canada or Japan.

August 17, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press Release

MMC NORILSK NICKEL IS TO INTRODUCE A SYSTEM OF SECTOR-BASED MANAGEMENT IN LINE WITH INTERNATIONALLY ESTABLISHED PRACTICE

MMC Norilsk Nickel ("the Company") has launched a program of reorganizing its management structure to bring it in line with current requirements to the management of large-scale international corporations. The Company will be comprised of industrial sectors entrusted with significant powers within the framework of existing corporate standards and strategies.

Thus, the upper level of the Company's management system will consist of subdivisions of two types – industry-based complexes and functional blocks, which will perform the centralised functions common to all industrial complexes. According to this reorganization program, the restructuring of the Company's activities will be completed by 2010.

Strategic planning and control over the performance of this multi-industry organization as a whole, implementation of major investment programs, evaluation and setting up of prospective configuration and infrastructure for the Company's businesses, regulation of inter-industry relations, assessment and implementation of development strategies will remain the responsibility of the Company's Corporate Centre.

As for the corporate policies and strategies with regard to environment protection and responsible management of natural resources, commitment to transparency and openness, expansion and further development of social partnership, - they will always remain invariable principles of the Company's performance.

Before the reorganization, the Company represented one multi-branch conglomerate, operating a wide variety of assets and subdivisions. Diversity of activities and assets was the reason for building a complicated management system, and this system has fulfilled its tasks to the fullest extent, ensuring stability and profitability of the Company's businesses, and sustaining the corporate labour, managerial, resource and production potential.

As Dmitrii Khlebnikov, Head of the Company's Restructuring Control Centre, said - "The reorganization of the management system will enable us to put our assets in order, to endow the heads of industrial sectors with the authority and personal responsibility for actual results of their operations, and to increase the flexibility of our Company in general. There will be a downsizing of existing managerial hierarchy, and a reorientation of our personnel to enhancing the profitability and reducing the costs of our operations."

In August 2005, the heads of industrial complexes and functional blocks were appointed. Complexes will be headed by the following persons:

Mining and Metallurgical - Ralph Tavakolian Morgan,
Geological - Maksim Finskii,
Transport and Logistics - Dmitrii Cheskis,
Marketing and Sales Complex - Viktor Sprogis,
Fuel and Energy Complex - Yulia Basova,
Diversified Support Complex - Aleksandr Perov.

The following persons were appointed the heads of functional blocks:

Strategic Development - Ralph Tavakolian Morgan,
Investment Policy - Grigorii Potapov,
Public Relations - Sergei Chernitsyn,
Internal Audit - Nikolai Morozov,
Monitoring and Analytical Support - Olga Rompel,
Material and Equipment Supply - Yuri Rindyn,
Corporate Governance and Legal Issues - Denis Morozov,
Finance and Economics - Igor Komarov,
Technical Regulation and Ecology - Zhokves Rozenberg,
Human Relations and Social Policy - Olga Golodets,
Inter-Regional Relations - Vladimir Kerdinskii,
Security - Aleksandr Perelygin.

For further information please contact:

Dmitry Khlebnikov

Head of the Corporate Restructuring Control Centre
+7 095 783 00 41

Timur Kadyev

Chief Project Manager
+7 095 785 86 98

September 8 2005

MMC Norilsk Nickel Press-Service
(+7) 095 797 8294
(+7) 095 786 8394
uosmail@nornik.ru
www.nornickel.ru

POLYUS

NORILSK NICKEL

Press Statement
(for immediate release)
Moscow, September 16, 2005

Polyus Gold Mining Company Acquired Gold Assets from IG "ALROSA" in the Republic of Sakha (Yakutia).

ZAO "Polyus" has announced today that it has purchased from IG "ALROSA" 99,2% of the shares of LLC "Aldanzoloto GRK", 50% of the shares of OJSC "Yuzhno-Verkhoyanskaya Mining Company" and 100% of the shares of OJSC "Yakutskaya Mining Company". The acquired companies hold licenses for three gold deposits – Kuranakh ore field, Kyutchus field and Nezhdaninskoye deposit – located in the region of the Republic of Sakha (Yakutia).

These three major gold assets located in the region of Yakutia were purchased by the Polyus Group as part of its strategic development plan which is aimed at the Polyus Group becoming one of the top global gold producers. The mineral base attributable to the shares and interests that Polyus acquired is estimated, according to the Russian classification system, at more than 28 million troy ounces (over 875 tonnes), which is comparable to that of the largest Russian gold deposit, Sukhoi Log.

The mineral base attributable to the shares and interests acquired by ZAO "Polyus" comprises, according to the Russian classification system (B + C1 + C2 + P1), more than 28 million troy ounces (over 875 tonnes) of gold, including:

- at Kuranakh ore field – 4 116 k oz of reserves (B+C1), 3 244 k oz of resources (C2 + P1);
- at Kyutchus field – 2 629 k oz of reserves (B+C1), 4 271 k oz of resources (C2 + P1);
- at Nezhdaninskoye field – 3 567 k oz of reserves (B+C1), 10 308 k oz of resources (C2 + P1).

According to the Polyus Group CEO Evgueny Ivanov, "with this acquisition, the Company opens a new region for its operations, an area with significant prospects in terms of resources and production growth". "We acquired unique assets and made a crucial effort for reaching our strategy's key goal – to create a true Russian international gold major", he added.

The total purchase price will not exceed USD 285 million. In accordance with the terms of the transaction, Polyus has made a pre-payment in the amount of USD 115 million.

Notes for editors:

LLC "Aldanzoloto GRK" is the largest gold producer in the region of the Republic of Sakha (Yakutia). In 2004 its production output reached 4,814 tones of gold (155 k oz).

Nezhdaninskoye gold filed is one of the largest gold deposits in the Russian Federation; by mineral base, according to the Russian classification system, it's ranked second in Russia, only behind the largest Russian gold deposit Sukhoi Log (Irkutsk region).

For more information please contact:
Denis Davydov
Polyus Group Head of the PR Department
+(7 095) 641 33 65
e-mail: pr@polyusgold.com

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

Press release

STANDARD & POOR's RAISED CREDIT RATING ON MMC NORILSK NICKEL

Today Standard & Poor's Ratings Services ("Standard & Poor's") raised long-term corporate credit rating on MMC Norilsk Nickel to "BB+" from "BB" and the national scale rating was raised to 'ruAA+' from 'ruAA'. The outlook is stable.

As it was stated in Standard & Poor's rating report: "The rating on Norilsk reflects its strong positions in the global markets of nickel, palladium, platinum and copper; unique resource base; and strong financial profile. While Russia's still-difficult business climate remains the key constraint, the rating factors in Norilsk's track record of successful operations in this environment and its position as one of the strongest credits in the country's corporate sector".

In Standard & Poor's consideration the stable outlook assumes the spin-off of gold assets that Norilsk is considering, which "is unlikely to materially affect the company's diversification profile or lead to any significant cash outlays."

MMC "Norilsk Nickel" is the world's largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. Following a number of acquisitions, MMC "Norilsk Nickel" is also one of the largest gold producers in the world and the largest in Russia.

August 10, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornickel.ru

NORILSK NICKEL

Moscow, Russian Federation
August 11, 2005

Dear Shareholders:

The Board of Directors of Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("Norilsk") unanimously decided on August 11, 2005 to propose to shareholders a reorganization involving a spin-off by Norilsk of the substantial part of its gold mining assets to a newly-formed open joint stock company ("Polyus Gold"). We refer to this transaction as the "Spin-off'.

The Spin-off is described in the Information Statement that accompanies this letter. The Information Statement has been prepared to explain the proposed Spin-off, as well as the plan for its implementation, to holders of Norilsk shares ("Norilsk Shares") and holders of Norilsk's American depositary shares ("Norilsk ADSs"). The Board of Directors of Norilsk proposes to effect the Spin-off in the following manner:

- Polyus Gold will be established in Russia as an open joint stock company.
- Norilsk will transfer to Polyus Gold all of the shares of Closed Joint Stock Company Gold Mining Company Polus ("Polus"), together with a cash contribution in the amount of 10 billion rubles.
- Effective as at the date of the state registration of Polyus Gold in the Russian Unified State Register of Legal Entities (the "Formation Date"), each holder of record of Norilsk Shares as of January 1, 2006 (the "Organizational Meeting Record Date") will (a) receive a number of ordinary shares of Polyus Gold ("Polyus Gold Shares") equal to the number of Norilsk Shares held by such holder and (b) continue to own the same number of Norilsk Shares as such holder held immediately preceding the Formation Date. Holders of Polyus Gold Shares will not be able to sell or otherwise transfer their Polyus Gold Shares until the date of registration with the Federal Service on Financial Markets of the Russian Federation of Polyus Gold's decision on issuance of shares and report on the results of the new share issuance (the "Trading Date"), which is expected to be approximately 30 days after the Formation Date.
- Effective as at the Formation Date, each holder of record of Norilsk ADSs as at the Organizational Meeting Record Date will (a) be entitled to a number of Polyus Gold Shares equal to the number of Norilsk ADSs held of record by such holder on the Organizational Meeting Record Date, each of which, if a Level 1 American depositary receipt program ("Level 1 ADR Program") is established in respect of Polyus Gold Shares following the Trading Date, will be converted into one American depositary share of Polyus Gold (each, a "Polyus Gold ADS"), each of which will represent one Polyus Gold Share on deposit with CJSC ING Bank (Eurasia), acting as custodian (the "Custodian"), and (b) continue to own the same number of Norilsk ADSs as such holder held immediately preceding the Formation Date. Holders of Norilsk ADSs as at the Organizational Meeting Record Date will not receive Polyus Gold ADSs or be able to sell or otherwise transfer such Polyus Gold ADSs unless and until a Level 1 ADR program is established after the Trading Date. The Polyus Gold Shares that would be distributed to Norilsk ADS holders will be held by the Custodian on the account of The Bank of New York, the depositary bank under Norilsk's ADR facility (the "Depositary") and, upon instructions received from the Depositary at the time when the Level 1 ADR Program, if any, is established, will be converted to ADSs and distributed to the holders at such time. If the required approvals are not obtained and the Level 1 ADR Program is not established within 90 days of the

Trading Date, holders of record of Norilsk ADSs will, upon providing to the Depositary, information regarding their Russian securities account to which the Polyus Gold Shares may be credited, receive Polyus Gold Shares. Holders of record who fail to provide such account information will not receive any Polyus Gold Shares, and the Depositary will deliver to such holders the net cash proceeds, if any, from the sale of any such Polyus Gold Shares.

Polus, together with its subsidiaries, is one of the world's major gold producers and, in 2004, was the largest gold producer in Russia, based on volume of production. It develops and mines hard rock gold and alluvial gold deposits, and operates gold mining subsidiaries in the Krasnoyarsk, Irkutsk, and Magadan regions of Russia. Polus also holds a 20% interest in Gold Fields Limited (South Africa), one of the leading gold producers in the world, with operations in South Africa, Ghana and Australia.

After consummation of the Spin-off, Norilsk will continue to continue to conduct mining, enrichment and metallurgical activities relating to base metals and platinum group metals, as well as gold, through its Polar Division on the Taimyr Peninsula in Northern Siberia, through its subsidiary Kola MMC on the Kola Peninsula in the North-West Region of Russia and through its subsidiary Stillwater Mining Company (Montana, United States).

On September 30, 2005, an extraordinary general meeting of Norilsk shareholders (the "EGM") will be held to approve the Spin-off. All persons who held Norilsk Shares on August 11, 2005 (the "Shareholder Meeting Record Date") are entitled to vote at the EGM by absentee ballot voting. Holders of record of Norilsk ADSs will be able to deliver voting instructions to the Depositary in accordance with the deposit agreement relating to the Norilsk ADSs. Approval of the Spin-off requires the affirmative vote of at least 75% of the aggregate voting power of the Norilsk Shares represented at the EGM. If the Spin-off is not approved at the EGM, the Spin-off will not occur; holders of Norilsk Shares will not receive any Polyus Gold Shares, holders of Norilsk ADSs will not receive any Polyus Gold Shares or Polyus Gold ADSs and their respective existing holdings in Norilsk will be unaffected.

Norilsk shareholders entitled to vote at the EGM and who either vote against the Spin-off or do not vote on the Spin-off proposal may elect to have Norilsk redeem their Norilsk Shares within 45 days of the EGM. Similar rights will be provided to holders of Norilsk ADSs through the Depositary. Further information concerning these redemption rights is provided in the Information Statement that accompanies this letter.

The Board of Directors of Norilsk considers the Spin-off to be in the interests of Norilsk and recommends that shareholders approve the Spin-off.

We are grateful for the loyalty and support of Norilsk shareholders and holders of Norilsk ADSs and look forward to welcoming you as shareholders of Polyus Gold and holders of Polyus Gold ADSs.

Sincerly,

A.A. Klishas
Chairman of the Board of Directors

Information Statement dated August 11, 2005

NORILSK NICKEL

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel

This Information Statement relates to a reorganization involving a spin-off (the "Spin-off") by Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("Norilsk" or the "Company" and, together with its subsidiaries, the "Norilsk Group") of all of the shares of Closed Joint Stock Company Gold Mining Company Polus ("Polus," and, together with its subsidiaries, the "Polus Group"), together with a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005) to a newly-formed Russian open joint stock company ("Polyus Gold") established by Norilsk and the issuance of shares in Polyus Gold to shareholders of Norilsk. The group, including all subsidiaries and minority interests, which will be formed in the Spin-off following the consolidation of the Polus Group under Polyus Gold is referred to in this Information Statement as the "Polyus Gold Group".

On September 30, 2005 (the "EGM Date"), an extraordinary general meeting of Norilsk shareholders (the "EGM") is scheduled to be held to vote on the Spin-off. All persons (other than Norilsk) who held ordinary shares of Norilsk, each with a par value of RUB 1.00 (each, a "Norilsk Share" and collectively, the "Norilsk Shares"), on August 11, 2005 (the "EGM Record Date") will be entitled to vote at the EGM by absentee ballot voting. Each holder of Norilsk's American depositary receipts (the "Norilsk ADRs"), each of which evidences one Norilsk American Depositary Share (each, a "Norilsk ADS"), each of which represents one Norilsk Share, who held Norilsk ADSs on the EGM Record Date will be entitled to deliver voting instructions to The Bank of New York, the depositary bank under Norilsk's ADR facility (the "Depositary"), under the terms of the deposit agreement relating to the Norilsk ADSs (the "Norilsk Deposit Agreement"). As at August 11, 2005, there were 213,905,884 Norilsk shares, including 12,478,704 shares held directly by Norilsk as treasury shares, outstanding and 78,103,811 Norilsk ADRs outstanding. Approval of the Spin-off requires the affirmative vote of at least 75% of the aggregate voting power of the Norilsk Shares represented at the EGM.

If the Spin-off is approved:

- An organizational meeting of Polyus Gold (the "Organizational Meeting") will be held in which each holder of record of Norilsk Shares and, by delivering instructions to the Depositary, Norilsk ADSs as at the record date for the Organizational Meeting (the "Organizational Meeting Record Date") shall be entitled to participate. The Organizational Meeting Record Date will be January 1, 2006, and the Organizational Meeting is currently expected to take place on March 3, 2006.

- Polyus Gold will be formed as a new and separate open joint stock company after the Organizational Meeting on the date of its state registration (the "Formation Date") in the Russian Unified State Register of Legal Entities (the "USRLE"). The Formation Date is currently expected to occur in or around March 2006.

- Effective as at the Formation Date, each holder of Norilsk Shares as at the Organizational Meeting Record Date will (a) be entitled to a number of ordinary shares in Polyus Gold (each, a "Polyus Gold Share") equal to the number of Norilsk Shares held by such holder on the Organizational Meeting Record Date and (b) continue to own the same number of Norilsk Shares as such holder held immediately preceding the Formation Date. *Holders of Polyus Gold Shares will not be able to sell or otherwise transfer their Polyus Gold Shares until the Trading Date (as defined below).*

- Effective as at the Formation Date, each holder of record of Norilsk ADSs as at the Organizational Meeting Record Date will (a) be entitled to a number of Polyus Gold Shares equal to the number of Norilsk ADSs held of record by such holder on the Organizational Meeting Record Date, each of which, if a Level 1 American depositary receipt program ("Level 1 ADR Program") is established in respect of Polyus Gold Shares following the Trading Date, will be converted into one American Depositary Share of Polyus Gold (each, an "ADS"), each of which will represent one Polyus Gold Share on deposit with CJSC ING Bank (Eurasia), acting as custodian (the "Custodian"), and (b) continue to own the same number of Norilsk ADSs as such holder held immediately preceding the Formation Date. *Holders of Norilsk ADSs as at the Organizational Meeting Record Date will not receive ADSs or be able to sell or otherwise transfer any such ADSs unless and until a Level 1 ADR program is established after the Trading Date.*

See "Indicative Timetable", "The Spin-off" and "The Level 1 ADR Program".

If the Spin-off is implemented, following the Organizational Meeting Record Date, trading of the Norilsk Shares and the Norilsk ADSs will no longer reflect the value of Polyus Gold that will be registered in the USRLE on the Formation Date.

The Polyus Gold Shares will be distributed to shareholders, other than those who hold Norilsk Shares in the form of Norilsk ADSs, on the Formation Date. The Polyus Gold Shares that would be distributed to Norilsk ADS holders will be held by the Custodian on the account of the Depositary and, upon instructions received from the Depositary at the time when the Level 1 ADR Program, if any, is established, will be converted into ADSs and distributed to the holders at such time. See "Summary – The Level 1 ADR Program". **Until the date of registration with the Federal Service on Financial Markets of the Russian Federation (the "FSFM") of Polyus Gold's decision on issuance of shares and report on the results of the new share issuance (the "Trading Date") (which is not expected to occur until approximately 30 days after the Formation Date), the Polyus Gold Shares may not be sold or otherwise transferred by holders of Polyus Gold Shares.** On the Trading Date, the Polyus Gold Shares are expected to become tradable over-the-counter in Russia. Trading of Polyus Gold Shares on one or more Russian stock exchanges will be subject to the approval of the admission and listing of Polyus Gold Shares to the relevant Russian stock exchange. See "The-Spin-off – Description of the Spin-off".

As soon as practicable following the Trading Date, Norilsk expects that Polyus Gold will apply for listing on one or more of the Russian stock exchanges, although there can be no assurance, in any event, that the Polyus Gold Shares will qualify for such a listing. Norilsk expects that once the listing is obtained, Polyus Gold will apply to the FSFM for approval to establish the Level 1 ADR Program and will register its ADSs on Form F-6 with the United States Securities and Exchange Commission (the "U.S. SEC") in connection with the Level 1 ADR Program, subject to receiving an exemption from the reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)"). Upon this registration becoming effective, it is expected that the ADSs of Polyus Gold will become tradable over-the-counter in Western Europe and the United States. See "Summary – Listing and Trading of the Polyus Gold Shares", "Summary – The Level 1 ADR Program" and "Market Information". The Company plans to consider options available under applicable law to enhance liquidity for the Polyus Gold Shares between the Organizational Meeting Record Date and the date when the Level 1 ADR Program, if any, is established, although there can be no assurance that any such option will be implemented or that all Norilsk shareholders and ADS holders would be able to participate.

Under Russian law, Norilsk shareholders and Norilsk ADS holders that are entitled to vote at the EGM and to deliver voting instructions to the Depositary, respectively, and either vote against the Spin-off or do not

vote on the Spin-off proposal may elect to have Norilsk redeem their Norilsk Shares or Norilsk Shares represented by their Norilsk ADSs, as the case may be, within 45 days of the EGM (the "Redemption Election Period") if the Spin-off is approved. See "Summary – Dissenting and Non-Voting Shareholders' and ADS Holders' Redemption Rights" and "The Spin-off – Dissenting and Non-Voting Shareholders' and ADS Holders' Redemption Rights".

No consideration will be paid to Norilsk or Polyus Gold for the Polyus Gold Shares issued as a consequence of the Spin-off.

The Polyus Gold Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may be offered or sold within the United States and may be sold outside the United States only to certain persons in reliance on an exemption available from registration under the Securities Act.

Norilsk is furnishing this Information Statement solely to provide information to shareholders of Norilsk and holders of Norilsk ADSs. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of Norilsk or of Polyus Gold.

Neither the FSFM, the U.S. SEC nor any other national, state or local securities commission has approved or disapproved of the Spin-off or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary may be a criminal offense under U.S. law.

In this Information Statement, references to "rubles" and "RUB" are to the lawful currency for the time being of the Russian Federation and references to "U.S. dollars" and "USD " are to the lawful currency for the time being of the United States.

This Information Statement contains conversions of certain amounts into U.S. dollars at specified rates solely for the convenience of the reader. Except where otherwise stated, the U.S. dollar amounts have been translated from the RUB amounts at the rates stated in the financial statements included herein. The ruble rate for USD 1.00 in the first quarter of 2005 ranged from RUB 27.46 – RUB 28.19, in 2004 ranged from RUB 27.75 – RUB 29.45, in 2003 the ruble rate ranged from RUB 29.25 – RUB 31.89, and in 2002 the ruble rate ranged from RUB 30.14 – RUB 31.86. No representation is made that the RUB or U.S. dollar amounts referred to herein could have been or could be converted into rubles or U.S. dollars, as the case may be, at these rates, or at any particular rate or at all. See "Exchange Rates".

ADDITIONAL INFORMATION

It is expected that neither Polyus Gold nor any of its subsidiaries is or will be required to file periodic reports under Section 13 or 15 of the Exchange Act. Norilsk expects that Polyus Gold will apply for an exemption from the filing requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder and, upon acceptance of the application, intends to furnish specified documents to the U.S. SEC pursuant to this rule. These documents consist primarily of financial statements and annual and quarterly reports of Polyus Gold that are required by Russian law or practice or the FSFM. Pursuant to Rule 12g3-2(b), these documents are not deemed filed with the U.S. SEC.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Information Statement includes:

- audited consolidated financial statements of the Norilsk Group as at and for the years ended December 31, 2004, 2003 and 2002 (the "Annual Financial Statements") prepared in accordance with International Financial Reporting Standards ("IFRS"), including interpretations issued by the International Accounting Standards Board (the "IASB");
- audited consolidated financial statements of the Polus Group as at and for the year ended December 31, 2004 and the audited financial statements of Polus standalone as at and for the year ended December 31, 2003 prepared in accordance with IFRS;
- unaudited consolidated interim financial statements of the Norilsk Group for the three months ended March 31, 2005 prepared in accordance with IFRS;
- unaudited consolidated interim financial statements of the Polus Group for the three months ended March 31, 2005 prepared in accordance with IFRS;
- pro-forma consolidated balance sheet of the Norilsk Group as at March 31, 2005, December 31, 2004 and March 31, 2004 giving effect to the Spin-off as if it occurred on January 1, 2004 prepared in accordance with IFRS and pro-forma consolidated income statement of the Norilsk Group for the three months ended March 31, 2005, the three months ended March 31, 2004 and the year ended December 31, 2004 giving effect to the Spin-off as if it occurred on January 1, 2004 prepared in accordance with IFRS;

- separation balance sheet of the Company prepared in accordance with the Norilsk Group's financial statements as at June 30, 2005 prepared in accordance with Russian accounting standards ("RAS") and giving effect to the Spin-off as if it occurred on June 30, 2005, including a summary of the significant differences between RAS and IFRS as it applies to the Polus Group; and

- a summary of certain differences between U.S. GAAP and IFRS.

The Company's independent auditors of its IFRS financial statements are CJSC Deloitte & Touche CIS ("Deloitte & Touche"), independent certified public auditors, located at Business Center Mokhovaya, 4/7 Vozdvizhenka Street, Building 2, Moscow 125009, Russia. The Polus Group's independent auditors of its IFRS financial statements are also Deloitte & Touche.

The use of U.S. dollars as a presentation currency in the Annual Financial Statements for periods ended after December 31, 2002 is not consistent with prior periods, in which the ruble was the Company's measurement and presentation currency. In the consolidated annual financial statements as at and for the year ended December 31, 2002 (as included in the Annual Financial Statements set forth elsewhere in this Information Statement), the U.S. dollar figures have been presented as a convenience translation from rubles into U.S. dollars at the closing exchange rate as at December 31, 2002, as quoted by the Central Bank of the Russian Federation (the "CBR"), which was RUB 31.7844 = USD 1.00.

Certain data presented in this Information Statement have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

LIMITATION ON ENFORCEMENT OF CIVIL LIABILITIES

A substantial portion of the directors and executive officers of Norilsk named in this Information Statement reside in the Russian Federation. A substantial portion of their and Norilsk's assets are located in the Russian Federation. It is expected that, following the Spin-off, most of the directors and executive officers of Polyus Gold will reside in the Russian Federation and that all or a substantial portion of their and Polyus Gold's assets will be located in the Russian Federation. As a result, it may not be possible for holders of Norilsk Shares, Norilsk ADSs, Polyus Gold Shares or, if a Level 1 ADR program is established for Polyus Gold's shares, the holders of ADSs to:

- effect service of process outside the Russian Federation upon any of the directors and executive officers of Norilsk or Polyus Gold, as the case may be; or

- enforce, in the relevant jurisdiction of that holder of Norilsk Shares, Norilsk ADSs, Polyus Gold Shares or the ADSs, court judgments obtained in courts outside of the Russian Federation, against Norilsk or Polyus Gold, as the case may be, or any of their respective directors and executive officers in any action.

Judgments rendered by a court in any jurisdiction outside the Russian Federation will be recognized by courts in Russia only if an international treaty providing for recognition and enforcement of judgments in civil cases exists between the Russian Federation and the country where the judgment is rendered or a federal law is adopted in Russia providing for the recognition and enforcement of foreign court judgments. No such treaty exists between the United States or the United Kingdom, for example, and the Russian Federation for the reciprocal enforcement of foreign court judgments and no relevant federal law on enforcement of foreign court judgments has been adopted in the Russian Federation.

FORWARD-LOOKING STATEMENTS

This Information Statement contains "forward-looking statements" which relate to, without limitation, the Norilsk Group's and Polyus Gold's plans, objectives, goals, strategies, future operations and performance, and anticipated developments in the gold mining industry and the Russian and global economies. In addition, the Norilsk Group and/or Polyus Gold may make forward-looking statements in future filings with the U.S. SEC or Russian or other securities authorities or in written materials, press releases and oral statements issued by or on behalf of them. These forward-looking statements are characterized by words such as "anticipates", "estimates", "expects", "believes", "intends", "plans", "may", "will", "should" and similar expressions, but these expressions are not the exclusive means of identifying such statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause circumstances or the Norilsk Group's or Polyus Gold's actual results, performance or achievements to be materially different from any future circumstances, results, performance or achievements expressed or implied by such statements. Such forward-looking statements are inherently based on numerous assumptions regarding, among other things:

- changes in political, social, legal or economic conditions in Russia;
- international and domestic metal prices;
- inflation, interest rate or exchange rate fluctuations;
- tariffs and other restrictions on the export of metals;
- the costs of energy and transportation;
- any expansion, divestiture or acquisition plans of the Norilsk Group or Polyus Gold and their ability to implement those plans, including their ability to benefit from related cost savings and synergies;
- the impact of the Norilsk Group's or Polyus Gold's expansion on its revenue potential, cost basis and margins;
- the Norilsk Group's or Polyus Gold's ability to remain competitive in the industries in which it operates;
- the effects of regulatory and fiscal developments and legal proceedings;
- Polyus Gold's ability to obtain or extend the terms of the licenses necessary for its business;
- the effects of Russian and international political events; and
- the Norilsk Group's or Polyus Gold's ability to meet its obligations and develop and maintain additional sources of financing.

This list of important factors is not exhaustive. Neither the Norilsk Group nor Polyus Gold makes any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

Accordingly, shareholders of Norilsk and holders of Norilsk ADSs should not place undue reliance on these forward-looking statements. These forward-looking statements speak only as at the date of this Information Statement. The Norilsk Group and Polyus Gold expressly disclaim any obligation or undertaking to

disseminate after the date of this Information Statement any updates or revisions to any forward-looking statements contained herein, whether as a result of any change in its expectation with regard thereto, any change in events, conditions or circumstances on which any such forward-looking statement is based or otherwise.

No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by Norilsk or Polyus Gold.

If the Spin-off is implemented, Polyus Gold will file applications with the FSFM to register the Polyus Gold Shares. This registration does not imply any certification as to the investment quality of the Polyus Gold Shares, Polyus Gold's solvency, or the accuracy or completeness of the information contained herein.

TABLE OF CONTENTS

SHAREHOLDER INQUIRIES

Shareholders of Norilsk with questions relating to the proposed Spin-off and distribution of Polyus Gold Shares should contact Norilsk at:

MMC Norilsk Nickel
22 Voznesensky Pereulok
Moscow 125009
Russian Federation
Web address: www.nornik.ru

Deputy General Director and Member of the Management Board:

Denis S. Morozov
Tel: +7 (095) 797 8257
Fax: +7 (095) 786 8338
E-mail: reorganization@nornik.ru

Head of Investor Relations Department:

Dmitri A. Usanov
Tel: +7 (095) 786 8320
Fax: +7 (095) 797 8613
E-mail: usanovda@nornik.ru

NORILSK ADS HOLDER INQUIRIES

Holders of Norilsk ADSs with questions relating to the proposed Spin-off and distribution of ADSs should contact the Depositary at:

The Bank of New York
Tel: +1-800-507-9357

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Polyus Gold .... The Spin-off will result in the establishment of Polyus Gold, a new Russian open joint stock company. Polyus Gold will hold all the shares of Polus, which is currently a subsidiary of Norilsk, as well as a cash contribution to be made by Norilsk in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005). Polus, together with its subsidiaries Lena Gold-Mining Company Joint Stock Company Lenzoloto ("Lenzoloto"), LLC Lenskaya Zolotrudnaya Company Ltd. ("LZRK") and OJSC Matrosov Mine ("Matrosov Mine"), was the largest gold producer in Russia in 2004 based on production volume. In May 2005, Polus acquired from Norilsk the indirect ownership of a 20% interest in Gold Fields Limited (South Africa) ("Gold Fields"). Gold Fields is one of the leading gold producers in the world, with operations in South Africa, Ghana and Australia. See "Polyus Gold".

The Norilsk Group .... The Norilsk Group is one of the world's premier metals and mining operations. The Norilsk Group is a leading producer of nickel and palladium and a major producer of platinum and copper. Its nickel reserve base is one of the largest in the world and its ore deposits contain a rich mixture of other valuable commodities. Following the Spin-off, the Norilsk Group plans to continue to conduct mining, enrichment and metallurgical activities relating to base metals and platinum group metals ("PGMs"), as well as gold, through its Polar Division on the Taimyr Peninsula in Northern Siberia and through Kola MMC, a 100% subsidiary of the Company on the Kola Peninsula in the North-West Region of Russia. Through Stillwater Mining Company ("Stillwater Mining"), a NYSE-listed company 54.9% owned by the Norilsk Group (as of June 30, 2005), it intends to continue mining, processing and refining PGMs in southern Montana in the United States.

Capital Structure of Polyus Gold .... Polyus Gold is expected to have one class of ordinary shares, each with a par value of RUB 1.00. Each ordinary share will have the right to one vote at meetings of shareholders. The number of issued ordinary shares of Polyus Gold will initially be the same as the number of Norilsk Shares outstanding (excluding 12,478,704 shares held by Norilsk and any shares redeemed by Norilsk from dissenting or non-voting shareholders) on the Organizational Meeting Record Date, which will be January 1, 2006.

The Spin-off	The Spin-off will be conducted by means of a reorganization (*vydelenie*) under Russian corporate law. Effective on the Formation Date: ● Polyus Gold will be established as a new and separate open joint stock company, and all the shares of Polus, as well as a cash contribution in the amount of 10 billion rubles, will be transferred by Norilsk to Polyus Gold. ● Each holder of Norilsk Shares as at the Organizational Meeting Record Date will (a) be entitled to a number of Polyus Gold Shares equal to the number of Norilsk Shares held by such holder on the Organizational Meeting Record Date and (b) continue to own the same number of Norilsk Shares as such holder held immediately preceding the Formation Date. Holders of Polyus Gold Shares will not be able to sell or otherwise transfer their Polyus Gold Shares until the Trading Date. ● Each holder of record of Norilsk ADSs as at the Organizational Meeting Record Date will (a) be entitled to a number of Polyus Gold Shares equal to the number of Norilsk ADSs held of record by such holder on the Organizational Meeting Record Date, each of which, if the Level 1 ADR Program is established in respect of Polyus Gold Shares following the Trading Date, will be converted into one ADS, each of which will represent one Polyus Gold Share on deposit with the Custodian, and (b) continue to own the same number of Norilsk ADSs as such holder held immediately preceding the Formation Date. Holders of Norilsk ADSs as at the Organizational Meeting Record Date will not receive ADSs or be able to sell or otherwise transfer any such ADSs unless and until a Level 1 ADR program is established after the Trading Date. See "– Distribution of the Polyus Gold Shares," "The Spin-off" and "The Level 1 ADR Program". **If the Spin-off is implemented, following the Organizational Meeting Record Date, the price of the Norilsk Shares and the Norilsk ADSs will no longer reflect the value of Polyus Gold that will be registered in the USRLE on the Formation Date.**
Shareholder Approval of the Spin-off	The Spin-off requires the affirmative vote of at least 75% of the aggregate voting power of the Norilsk Shares represented at the EGM. The EGM will be held on September 30, 2005 by absentee ballot voting. All persons (other than Norilsk) who held Norilsk Shares on the EGM Record Date are entitled to vote at the EGM.

Each holder of record of Norilsk ADSs on the EGM Record Date will be entitled to deliver voting instructions to the Depositary under the terms of the Norilsk Deposit Agreement in order to exercise voting rights corresponding to the Norilsk Shares represented by their Norilsk ADSs. As at August 11, 2005, there were 213,905,884 Norilsk shares, including 12,478,704 shares held directly by Norilsk as treasury shares, outstanding and 78,103,811 Norilsk ADRs outstanding.

If the Spin-off is not approved at the EGM, the Spin-off will not occur, Polyus Gold will not be established, holders of Norilsk Shares and holders of Norilsk ADSs will not receive any Polyus Gold Shares or any ADSs, and they will remain holders of Norilsk Shares and Norilsk ADSs.

Distribution of the Polyus Gold Shares .... If the Spin-off is approved, on the Formation Date, the Polyus Gold Shares will be distributed to the holders of Norilsk Shares, other than those who hold Norilsk Shares in the form of Norilsk ADSs, which are registered as shareholders at the Organizational Meeting Record Date. The Polyus Gold Shares that would be distributed to Norilsk ADS holders will be held by the Custodian on the account of the Depositary and, upon instructions received from the Depositary at the time when the Level 1 ADR Program is established, if any, will be converted into ADSs and distributed to those shareholders. See "– The Level 1 ADR Program". The Formation Date is expected to occur in or around March, 2006. It will not be possible to sell or otherwise transfer Polyus Gold Shares until the Trading Date. The Trading Date will only occur when regulatory requirements under Russian law have been satisfied, including the registration with the FSFM of Polyus Gold's decision on issuance of shares and report on the results of the new share issuance. The registration with the FSFM is not expected to occur until approximately 30 days after the Formation Date. On the Trading Date, the Polyus Gold Shares will become transferable. See "The-Spin-off – Description of the Spin-off".

Listing and Trading of the Polyus Gold Shares .... Subject to applicable law, it is currently anticipated that Polyus Gold will apply to list the Polyus Gold Shares on one or more of the Russian stock exchanges as soon as practicable following the Trading Date. Listing, and admission to trading, on any Russian stock exchange will be subject to the approval of the relevant stock exchange. There can be no assurance that the Polyus Gold Shares will qualify for listing on any exchange. Even if a listing is obtained for the Polyus Gold Shares, no assurance can be given that a public trading market will develop. See "Market Information".

The Level 1 ADR Program .... Norilsk expects that Polyus Gold, as soon as practicable after the Polyus Gold Shares are listed, subject to FSFM approval and registration with the U.S. SEC, will establish a Level 1 ADR Program, which will allow the Polyus Gold Shares received as a result of the Spin-off to be converted into ADSs. In connection with the registration of its ADSs with the U.S. SEC, it is currently expected that Polyus Gold will apply for an exemption from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b). This will require Polyus Gold to furnish specified documents to the U.S. SEC pursuant to that Rule. See "Additional Information" and "The Level 1 ADR Program".

If the Level 1 ADR Program is established, one American depositary receipt ("ADR") will evidence one ADS, each representing the right to receive one Polyus Gold Share on deposit with the Custodian. See "The Level 1 ADR Program". If the Level 1 ADR Program is established, the ADSs are currently anticipated to be tradable over-the-counter in Western Europe and the United States and may in the future be traded on one or more Western European stock exchanges. There is no assurance that the Level 1 ADR Program will be established or that a public market for ADSs will develop. See "Market Information".

If a Level 1 ADR Program is not established within 90 days of the Trading Date or if FSFM approval and U.S. SEC registration of the Level 1 ADR Program are not obtained, each holder of Norilsk ADSs who held Norilsk ADSs as at the Organizational Meeting Record Date will be asked to provide a Russian securities account to the Depositary. If such an account is provided, such holders will be entitled to receive Polyus Gold Shares equal to the number of ADSs they would have received had a Level 1 ADR Program been set up. If no Russian securities account is provided to the Depositary, then such holders will (a) become entitled to receive cash in lieu of receiving one Polyus Gold Share for each Norilsk ADS held by such holder and (b) continue to own the same number of Norilsk ADSs after the Spin-off as before. See "The Spin-off – Description of the Spin-off".

Dissenting and Non-Voting Shareholders' and ADS Holders' Redemption Rights .... Under Russian corporate law, Norilsk shareholders that are entitled to vote at the EGM, and who either vote against the Spin-off or do not vote on the Spin-off proposal, may elect to have Norilsk redeem their Norilsk Shares within the Redemption Election Period if the Spin-off is approved. Holders of Norilsk Shares who wish to exercise their redemption rights (including the Depositary on behalf of Norilsk ADS holders) must tender their Norilsk Shares to Norilsk during the Redemption Election Period.

Promptly following the EGM Date, holders of Norilsk ADSs who either vote against the Spin-off or do not vote on the Spin-off proposal will be provided with materials from the Depositary detailing the procedures to be followed if such holders wish to exercise their redemption rights. Norilsk ADS holders who elect to exercise their redemption rights will be required to tender their Norilsk ADSs to The Bank of New York as tender and exchange agent on or prior to November 7, 2005 (the "Tender and Exchange Agent").

Within the 30-day period following the end of the Redemption Election Period, Norilsk is required to redeem any Norilsk Shares tendered by holders of Norilsk Shares and the Depositary on behalf of the holders of Norilsk ADSs at a price of RUB 1,855 per share. In accordance with the requirements of Russian law, the price for the Norilsk Shares to be redeemed has been set by the Board of Directors of Norilsk, based on the market price (without taking into account the effects, if any, on the market price resulting from the redemption rights), as determined by LLC Rosexpertisa (MRI), an independent appraiser. Norilsk may use no more than 10 per cent of its net assets, determined as of the EGM Date, as calculated in accordance with RAS on the basis of the balance sheet for the period ended September 30, 2005, to redeem such Norilsk Shares. For purposes of illustration, based on the net assets of Norilsk as at June 30, 2005, such amount equaled RUB 22.3 billion, meaning that, if the EGM had been held on June 30, 2005, Norilsk would have been entitled to redeem approximately 6.0% of the Norilsk Shares outstanding.

In the event that holders tender more Norilsk Shares or Norilsk ADSs representing more Norilsk Shares than Norilsk is permitted to redeem, tendered Norilsk Shares or Norilsk ADSs will be redeemed on a pro rata basis.

Under the current Russian currency control rules, if a non-resident holder of Norilsk Shares, other than a non-resident holder holding Norilsk Shares in the form of Norilsk ADRs, elects to have Norilsk redeem that holder's Norilsk Shares, all settlements pertaining to such redemption are required to be made in rubles through a special type "A" bank account to be opened by the relevant Norilsk shareholder in an authorized Russian bank. In accordance with Russian corporate law, all redeemed Norilsk Shares will be cancelled upon their redemption by Norilsk.

See "The Spin-off – Dissenting and Non-Voting Shareholders' and ADR Holders' Redemption Rights".

Certain Tax Consequences	This Information Statement includes a summary description of certain potential tax consequences of the Spin-off for certain holders of Norilsk Shares or Norilsk ADSs under the laws of the Russian Federation, U.S. federal laws and the laws of the United Kingdom. See "Certain Tax Consequences". Norilsk has not investigated the possible tax treatment of the Spin-off under the laws of any other jurisdiction. Notwithstanding the summary descriptions contained in this Information Statement, holders of Norilsk Shares or Norilsk ADSs should consult with their own tax advisors concerning the overall tax consequences of the Spin-off.

RISK FACTORS

Shareholders of Norilsk and holders of Norilsk ADSs should carefully consider the following information about the risks described below, together with the other information contained in this Information Statement, before deciding whether to approve the Spin-off. If any of the risks described below actually occur, Polyus Gold's business, financial condition, or results of operations could be adversely affected. In that case, the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs may decline and shareholders could lose all or part of their investment.

The Company has described the risks and uncertainties that its management believes to be material, but these risks and uncertainties may not be the only ones Polyus Gold will face. Additional risks and uncertainties, including those of which the Company is currently unaware or which it deems immaterial, may also result in decreased revenues, increased expenses or other events that could result in a decline in the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs and shareholders losing all or part of their investment. These risks and uncertainties will also apply in many respects to the subsidiaries of Polyus Gold.

Risks Relating to Polyus Gold's Business

Polyus Gold's financial results will depend largely on the price of gold.

Polyus Gold will derive a substantial portion of its revenues from the mining and sale of gold. Polyus Gold will generally sell its products, whether under long-term contracts or on the spot market, at market prices. Accordingly, its financial results will largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and it is not possible to forecast the price of gold over the long term. The price of gold is influenced by many factors, including demand, worldwide production capacity, capacity utilization rates, exchange rates and trade barriers. Polyus Gold will not control a number of factors affecting prices, which include, but are not limited to:

- global and regional economic and political conditions;
- global and regional supply and demand and expectations of future supply and demand;
- speculative trading;
- purchase or release of built-up reserves of gold by central banks or other large holders or dealers;
- use of new technologies;
- Russian and foreign government regulations and regulatory actions, including export quotas;
- currency exchange rates; and
- inflation and interest rates.

Significant sustained declines in the price of gold may rend less economic, or uneconomic, any of the gold extraction and/or exploration activities to be undertaken by Polyus Gold and may have a material adverse effect on Polyus Gold's business, results of operations and financial condition.

Polyus Gold will be operating in a highly competitive industry and may not be able to compete successfully.

The gold market is highly competitive and Polyus Gold's competitors will include foreign gold producers, many of which are larger, have greater resources for raising capital, have more technologically advanced production facilities and, in some cases, have lower operating costs than Polyus Gold.

There can be no assurance that Polyus Gold will be able to compete successfully in the future. The intensity of competition, combined with the cyclicality and unpredictability of gold markets, results in significant variations in economic performance, which may lead to a decrease in Polyus Gold's expected profits and even to losses.

Polyus Gold's business could be adversely affected if it fails to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fails to comply with the terms of its licenses and permits.

Polyus Gold's business will depend on the continuing validity of some of its licenses, particularly subsoil licenses for its mining operations, and the issuance of new licenses and its compliance with their terms. Most of the licenses that are currently material to the operations of the Polus Group will not expire until 2010. The Polus Group may also apply for additional licenses, but there can be no assurance that it will receive them. Russian regulatory authorities exercise considerable discretion in the timing of license issuance and renewal and the monitoring of licensees' compliance with license terms. Requirements imposed by these authorities, which will require Polyus Gold to comply with numerous industrial standards, recruit qualified personnel, maintain necessary equipment and quality control systems, monitor Polyus Gold's operations, maintain appropriate filings and, upon request, submit appropriate information to the licensing authorities, may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. Private individuals and the public at large possess rights to comment on and otherwise influence the licensing process, including through intervention in courts and political pressure. Accordingly, the licenses that Polyus Gold will need may be invalidated and may not be issued or renewed, or if issued or renewed, may not be issued or renewed in a timely fashion, or may involve requirements which restrict Polyus Gold's ability to conduct its operations or to do so profitably.

Polyus Gold's competitors may also seek to deny its rights to develop certain natural resource deposits by challenging Polyus Gold's compliance with tender rules and procedures or compliance with license terms. Various factors can also influence whether any alleged non-compliance by Polyus Gold with licensing regulations and the terms of Polyus Gold's licenses could lead to suspension or termination of its licenses and permits, and to administrative, civil and criminal liability.

The legal and regulatory basis for the licensing requirements is subject to frequent change, which increases the risk that Polyus Gold may be found in non-compliance. In addition, it is possible that licenses applied for and/or issued in reliance on acts and instructions relating to subsoil rights issued by the Ministry of Natural Resources could be challenged by the Prosecutor General's office or otherwise as being invalid if they were found to be beyond the authority of that ministry. In particular, deficiencies of this nature subject subsoil licensees to selective governmental claims. In the event that the licensing authorities discover a material violation by Polyus Gold, Polyus Gold may be required to suspend Polyus Gold's operations or incur substantial costs in eliminating or remedying the violation, which could have a material adverse effect on Polyus Gold's business or results of operations.

Polyus Gold will be subject to mining risks.

Polyus Gold's operations, like those of other mining companies, will be subject to all of the hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons, property or the environment. Polyus Gold will primarily engage in open pit mining, but may also conduct significant underground mining.

Hazards associated with Polyus Gold's open pit mining operations will include flooding, collapses of the open pit wall or shelf, accidents associated with the operation of mining transportation equipment, accidents

associated with the preparation and ignition of large-scale open pit blasting operations, production disruptions due to weather, and hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Underground mining is generally more expensive than open pit mining. It is also more dangerous and requires the use of ventilation systems. Other hazards associated with Polyus Gold's underground mining operations will include underground fires and explosions, including those caused by flammable gas, discharges of gases and toxic chemicals, geothermal control, sinkhole formation and ground subsidence, and other accidents and conditions resulting from drilling, blasting and transporting and removal of material from an underground mine.

Polyus Gold may experience any of these hazards. The occurrence of any of these or like hazards could delay production, increase production costs and result in injury to persons and damage to property, as well as associated liability for Polyus Gold. The liability resulting from any of these risks may not be adequately covered by insurance, and there can be no assurance that Polyus Gold will be able to obtain additional insurance coverage at reasonable rates. Polyus Gold may, therefore, incur significant costs, which could have a material adverse effect on Polyus Gold's business, results of operations and financial condition.

Polyus Gold's energy needs will have to be met by government-controlled companies that may alter the current cost structure for various reasons, and restructuring of the power sector may also result in increased energy costs.

Energy costs, particularly the costs of electricity, will comprise a significant portion of Polyus Gold's cost of production.

As with the Polus Group now, the majority of the energy needs for Polyus Gold's operations will be purchased from local subsidiaries of OJSC RAO UES of Russia ("RAO UES"), the government-controlled national holding company for the Russian power sector. Domestic electricity prices are regulated by the Russian government. The government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalizing the wholesale electricity market and moving from regulated pricing to a market-based system by 2007. In addition, according to the Russian Energy Strategy approved by the Russian government in 2003, electricity tariffs for industrial users are expected to reach 3.2-3.6 U.S. cents per kWh by 2006. Further price increases for electricity may also occur in the future as the power industry is restructured and controlled to a greater extent by the private sector. If in the future Polyus Gold is required to pay higher prices for electricity than the Polus Group currently pays, Polyus Gold's costs will rise and its business and prospects could be materially adversely affected.

An interruption in Polyus Gold's electricity supplies could have a significant effect on its business and results of operations. In the event of a failure in the electricity grid, gold production could continue for only a limited time.

Polyus Gold's production costs may increase as a result of the decrease of rich oxidized ore as a proportion of its total reserves.

The largest proved reserves of Polus are located at the Olimpiada deposit. The Olimpiada deposit contains both rich oxidized ore, which is easier to process than other types of ore, and sulfide (primary) ore, which is subject to biooxidization. The quantity of oxidized ore at Olimpiada is being depleted as a result of mining by Polus. In order to maintain current production volumes, it will be necessary to mine and process a proportionally larger quantity of sulfide ore at Olimpiada and rely to a greater extent on other deposits that do not contain rich oxidized ore, which will result in higher production costs and may materially adversely affect Polyus Gold's results of operations.

Polyus Gold's level or scope of insurance coverage may not be adequate.

The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in more economically developed countries are not yet available in Russia on comparable terms, including coverage for business interruption, freight and director and officer liability. To the limited extent that Polyus Gold's operating assets will be insured, the insurance coverage may be insufficient to cover replacement costs in the event of loss. Polyus Gold will carry limited insurance coverage for third party personal injury claims and for property or environmental damages arising from its operations. Accordingly, Polyus Gold may incur uninsured losses of production assets and may be subject to claims not covered, or not sufficiently covered, by insurance, which could have a material adverse effect on its business and results of operations.

Polyus Gold's principal operations will be located in remote areas with harsh climates.

Polyus Gold's principal operations will be located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. Polyus Gold will benefit from the modern mining transportation skills and technologies for operating in areas with harsh climates in the far north of Russia which the Polus Group has developed. Nevertheless, Polyus Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on Polyus Gold's business and results of operations.

Delivery of supplies to the areas where the Polyus Gold Group will operate may be disrupted or transportation costs may increase.

The remote location of Polyus Gold's principal operations also results in increased costs and difficulties with regard to transportation. The Polus Group has experienced periodic interruptions in transportation services in the areas where it conducts mining operations and it is expected that such periodic interruptions will continue in the future. Currently, the Russian government sets rail tariffs and may further increase these tariffs, as it has done in the past. The Russian government has announced that, beginning in 2007, tariff increases will be at or below the annual inflation rate, but no assurance can be given that these limits will not be changed. A further significant increase in rail tariffs, whether implemented by the Russian government or resulting from the reorganization or privatization of Russian Railroads, or other transportation costs could adversely affect Polyus Gold's profitability. The Russian railway system is subject to risks of disruption as a result of the declining physical condition of the facilities, a shortage of rail cars and the limited capacity of border stations. No assurance can be given that an increase in costs of, or interruptions in, transportation will not materially impact Polyus Gold's business and results of operations.

Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on Polyus Gold or alter some aspects of its operations.

Polyus Gold will be subject to extensive environmental controls and regulations in Russia. Polyus Gold's operations will involve the use of environmentally hazardous materials as well as the discharge of materials and contaminants into the environment, disturbance of land, potential harm to flora and fauna, and other environmental concerns. See "Legal and Regulatory Matters applicable to Polyus Gold – Environmental law".

Environmental regulations are undergoing recurrent modification in the Russian Federation and elsewhere, and the Company regularly evaluates its obligations relating to new and changing legislation. In the past, new and stricter environmental requirements have been imposed, and fines and other payments have been significantly increased, although the requirements and enforcement of environmental legislation in Russia

are generally less stringent than in the European Union or the United States. New laws and regulations, the imposition of more stringent requirements in licenses, increasingly strict enforcement or new interpretations of existing environmental laws, regulations or licenses, or the discovery of previously unknown contamination, may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations, or pay fees, fines, or make other payments for discharges or other breaches of environmental standards. Although management believes that the Polus Group's operations are currently in compliance in all material respects with applicable regulations, the Polus Group has been subject to fines and other penalties arising out of the failure to comply fully with environmental regulations in the past, and there can be no assurance that the state authorities will not impose additional regulations or increase the levels of fines or penalties for non-compliance, which could require significant expenditures. The Polus Group has generally not been indemnified against environmental liabilities or any required land reclamation expense of its acquired businesses that arise from activities that occurred prior to the acquisition of such businesses. The introduction of more stringent environmental laws and regulations could result in Polyus Gold creating special rehabilitation and decommissioning reserves (as Norilsk has done) or in an increase in Polyus Gold's environmental liabilities, which could have a material adverse effect on Polyus Gold's financial condition or results of operations.

Transactions could be challenged for non-compliance with applicable legal requirements.

The Norilsk Group has taken a variety of actions relating to share issuances, share disposals and acquisitions, valuation of property, interested party transactions, major transactions and anti-monopoly issues, in respect of which the applicable legal procedures may not have been complied with fully and which, therefore, could be subject to a legal challenge. If such a challenge were successful, it could result in the invalidation of the relevant transaction or the imposition of liabilities on the Company and/or Polyus Gold. Moreover, since applicable provisions of Russian law are subject to many different interpretations, Polyus Gold may not be able to successfully defend any challenge brought against similar transactions, and the invalidation of any such transactions or imposition of any such liability may, individually or in the aggregate, have a material adverse effect on Polyus Gold's business, financial condition and results of operations. See also "Risks Relating to Russia – Legal Risks and Uncertainties – Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs".

Polyus Gold will require a significant amount of cash to fund its capital investments. If Polyus Gold is unable to generate this cash through its operations or through external sources, such investments may not be completed on schedule or at all.

Polyus Gold's business will be capital-intensive, and it is planned that Polyus Gold will continue the Polus Group's current capital investment program for its gold operations. See "Operating and Financial Review and Prospects of the Polus Group – Capital expenditure". Although Polyus Gold will have the funds received in the Spin-off at its disposal, additional funds may be required to pay for planned capital investments. If Polyus Gold's cash flows are reduced or Polyus Gold is unable to obtain alternative sources of external financing at an acceptable cost or in the amounts required, Polyus Gold's planned capital investments may be substantially delayed or interrupted. In addition, Polyus Gold's capital investments will be subject to a variety of other uncertainties, including changes in economic conditions, delays in completion, cost overruns and defects in design or construction. There can be no assurance that Polyus Gold's capital investments will be completed on schedule or that Polyus Gold's expected operational improvements will be fully realized as currently envisioned. Any deferral or interruption in Polyus Gold's planned capital investments could have a material adverse impact on Polyus Gold's business and results of operations.

Ore reserves and mineral resources are very difficult to estimate, may not prove accurate and may be significantly adjusted.

Like any mining company, Polyus Gold will depend on its reserves and resources. See "Polyus Gold – The Business of Polyus Gold – Reserves, resources and licenses". Although the gold reserves of the Polus Group located in the Krasnoyarsk, Irkutsk and Magadan regions were recently audited by the consultancy firm SRK (U.K.), which specializes in the mining industry, in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), ore reserves and mineral resources estimates of all mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Ore reserves and mineral resources estimates and classifications are also affected by economic factors, such as significant changes in metal prices.

Ore reserve and mineral resources estimates are expressions of professional judgment based on knowledge, experience and industry practice, but are subject to considerable uncertainties. Neither the Polus Group nor, following the Spin-off, Polyus Gold can be certain that its estimated reserves and resources are completely accurate. Moreover, future volumes of mining, which may not occur for many years, and rates of recovery of metals could differ materially from such estimates. Should Polyus Gold discover, in the course of mining its deposits, that those deposits differ from those predicted by drilling, sampling and similar examinations, reserve and resource estimates may have to be adjusted, and mining plans may have to be altered in a way that might adversely affect its results of operations. Declines in market prices of gold may render the mining of Polyus Gold's deposits uneconomic, although the Company believes this unlikely given the size and quality of the reserve and resource base which Polyus Gold will hold. Although the Company believes its estimates of Polyus Gold's ore reserves and mineral resources are reliable, if these estimates prove inaccurate, Polyus Gold's business, financial condition and results of operations may be adversely affected.

If the ore and mineral reserves of Polyus Gold prove accurate or exceed current forecasts, no assurance can be given that Polyus Gold will be able to develop the production capacity to exploit commercially those reserves. See "– Polyus Gold will require a significant amount of cash to fund its capital investments. If Polyus Gold is unable to generate this cash through its operations or through external sources, such investments may not be completed on schedule or at all".

Gold exploration involves a high degree of risk and uncertainty.

To maintain gold production into the future beyond the life of the current reserves or to increase production materially through mining new deposits, Polyus Gold will be required to extend its mineral base through geological exploration. Gold exploration involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored ultimately are developed into producing mines. To the extent that Polyus Gold is involved in gold exploration, the long-term success of its operations will be related to the cost and success of its exploration programs. The risks associated with gold exploration include the identification of potential gold mineralization based on analysis of geological data, the technological challenges of exploration and development, the receipt of necessary governmental permits and the construction of mining and processing facilities at any site chosen for mining. A decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralization uneconomic. No assurance can be given that any exploration program will result in the discovery of new resources or in any new commercial mining operation.

If reserves are developed, it can take a number of years from the initial phases of drilling and identification of mineralization until production is possible, during which time the economic feasibility of production may change. Substantial expenditure may be required to establish ore reserves through drilling, to determine

technological processes to extract metals from ore and, in the cases of new properties, to construct mining and processing facilities. As a result of these uncertainties, there can be no assurance that current and future exploration programs will result in the discovery of deposits, the expansion of existing reserves or the development of mines.

Polyus Gold will depend on qualified geologists and other technicians in order to develop its business. Given the competition for such personnel and the remote locations of its subsidiaries, Polyus Gold may be unable to recruit and/or retain geologists, which could materially affect its business.

Polyus Gold's business will be highly dependent on qualified geologists, particularly in relation to the exploration and development of reserves. This may result in difficulties for Polyus Gold's businesses in Russia, where only a small number of skilled geologists with adequate qualifications and experience are available. Moreover, there is an increasing demand for such qualified personnel as more international companies invest in Russian mining industries. Such competition may make it difficult for Polyus Gold to hire and retain such personnel. If Polyus Gold is unable to retain an adequate number of qualified geologists, it may be unable to develop its gold reserves and its business and results of operations may be adversely affected.

Polyus Gold's development strategy may not succeed.

The Polus Group continues to monitor potential investment opportunities in the gold mining industry, both in Russia and overseas, and it is expected that Polyus Gold will pursue this development strategy following the Spin-off. For example, the Polus Group is currently planning to participate in the possible tender for the development of the Sukhoy Log gold deposit, the largest unmined gold deposit in Eurasia to date. It is currently expected that the auction of Sukhoy Log will not be held before 2006. There can be no assurance that Polyus Gold will win the tender for Sukhoy Log, if held; that a winning bid of Polyus Gold, if any, will prove economic; or that Sukhoy Log will be successfully mined. In addition, the Company believes that some international mining companies, which have greater resources than Polyus Gold would have after the Spin-off, have begun to seek investment targets in the Russian gold mining industry. The participation of such companies in the Sukhoy Log auction or any other similar auction or other sales of Russian gold deposits and assets could adversely affect Polyus Gold's ability to acquire additional gold mining operations in Russia. New legislation limiting foreign ownership of strategic sectors may be adopted, which could present obstacles to such companies. However, this legislation, if adopted, and depending on how it is finally worded, could also present difficulties for Polyus Gold in acquiring new assets. If Polyus Gold does not acquire and successfully integrate additional gold mining operations, whether at Sukhoy Log or elsewhere, it may not be able to maintain its position as the largest gold producer in Russia.

If Polyus Gold does acquire additional gold mining operations, the acquisition and integration of new businesses and companies will pose significant risks to Polyus Gold's operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of Polyus Gold's own business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that indemnification agreements with the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if Polyus Gold is successful in integrating new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins.

The value of any business that Polyus Gold acquires or invests in may be less than the amount that Polyus Gold pays for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in the market generally.

Moreover, Polyus Gold may not be able to identify suitable acquisition targets, and future acquisitions may not be available on terms as favorable as in the past. Polyus Gold will face significant competition for potential acquisitions of gold assets. When making acquisitions, it may not be possible for Polyus Gold to conduct a detailed investigation of the nature or title of the assets being acquired, for example due to time constraints in making the decision. Polyus Gold may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition.

Inflation, or appreciation in real terms of the ruble against the U.S. dollar may materially adversely affect Polyus Gold's results of operations.

Polyus Gold's production activities will be located in Russia, and the majority of its direct costs will be incurred in Russia. Russia has experienced high levels of inflation since the early 1990s. Inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% that year. Notwithstanding recent reductions in the inflation rate, which in 2003 was 12.0% and in 2004 was 11.7%, the Polus Group has tended to experience inflation-driven increases in certain of its costs that are linked to the general price level in Russia, such as supplies and materials, as well as salaries. If these trends continue, Polyus Gold may not be able to preserve operating margins, particularly if such inflation is accompanied by real appreciation of the ruble against the U.S. dollar. Accordingly, high rates of inflation in Russia could increase Polyus Gold's costs and decrease its operating margins.

It is anticipated that Polyus Gold's presentation currency will be the U.S. dollar. Polus's products are typically priced in U.S. dollars, whereas the majority of its direct costs are incurred in rubles. Appreciation in real terms of the ruble against the U.S. dollar will result in an increase in Polyus Gold's costs relative to revenues, adversely affecting Polyus Gold's results of operations. In 2004, for example, the rate of real appreciation of the ruble against the U.S. dollar, based on the annual average exchange rate, was 6.1%. In this situation, Polyus Gold may not be able to preserve the expected operating margins, and real appreciation of the ruble against the U.S. dollar may materially adversely affect Polyus Gold's results of operations.

Russian currency control regulations may hinder Polyus Gold's ability to conduct its business.

The CBR has from time to time imposed various currency control regulations in attempts to support the ruble, and it may take further actions in the future. Furthermore, the Russian government and the CBR may impose additional requirements on cash inflows and outflows into and out of Russia or on the use of foreign currency in Russia.

Notwithstanding recent significant liberalization of the Russian currency control regime, the current Russian currency control laws allow the Russian government and the CBR to regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. Currency control regulations established by the CBR and the Russian government also impose certain currency control restrictions on investments by Russian companies outside of Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which Polyus Gold may invest its excess cash. The ruble is not currently

convertible outside Russia and the CIS, and the ability of companies operating in Russia to convert rubles into other currencies may be subject to special account and/or mandatory reserve requirements from time to time, although these restrictions may be removed as early as 2007. Because of the limited development of the foreign currency market in Russia, Polyus Gold may experience difficulty converting rubles into other currencies. The market in Russia for the conversion of rubles into foreign currencies is limited. Additionally, subject to certain exceptions, Russian companies must repatriate 100% of offshore foreign currency earnings to Russia and convert 10% of those earnings into rubles within seven days of receipt, although Russian legislation allows the CBR to decrease this conversion requirement or increase it up to 30%.

Restrictions on Polyus Gold's ability to convert currency or transfer funds could increase the cost for Polyus Gold of, or prevent Polyus Gold from carrying on, necessary business transactions, or from successfully implementing its business strategy, which could have a material adverse effect on Polyus Gold's business or results of operations.

Polyus Gold may be required to purchase or lease the land occupied by its operations.

A significant majority of the land occupied by privatized Russian companies was not privatized and is still owned by federal, regional or municipal governments. The companies use some parcels of land pursuant to a special title of perpetual use, which gives them the right to use the land but not to alienate it.

Russian law requires privatized companies to purchase or lease the land on which they operate and gives the current government land owners broad discretion in setting the purchase or lease terms. This requirement must be fulfilled by January 1, 2006. While the Polus Group has already finalized lease arrangements for some of the land on which Polyus Gold's operations will be located, if the purchase or lease requirement is not eliminated or limited prior to that date, Polyus Gold may incur significant expenditures associated with purchasing or leasing additional land. There can be no assurance that Polyus Gold will have access to the funds required to finance any such acquisition or lease.

Polyus Gold may not be able to renew the existing arrangements of the Polus Group with trade unions on terms favorable to Polyus Gold, and Polyus Gold's operations could be adversely affected by strikes and lockouts.

As of December 31, 2004, approximately 50% of the employees of the Polus Group were represented by trade unions. The Polus Group has not experienced any business interruption as a result of labor disputes at any of its businesses since they were acquired by the Norilsk Group, and the Polus Group considers its employee relations to be good. Nonetheless, large union representation subjects its businesses to interruptions through strikes, lockouts or delays in renegotiations of labor contracts. The collective bargaining agreement of Polus was extended in 2004 for one year and will expire on December 31, 2005. Polyus Gold may not be able to renew the existing arrangements of the Polus Group with trade unions on terms favorable to Polyus Gold. If such events occur, the business and results of operations of Polyus Gold could be materially adversely affected.

Polyus Gold's competitive position depends on senior management's experience and expertise.

Polyus Gold's ability to maintain a competitive position and to implement its business strategy will depend to a large degree on the services of its senior management team. The loss or diminution in the services of members of Polyus Gold's senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on Polyus Gold's business, financial

condition, results of operations or prospects. Competition in Russia for personnel with relevant expertise is intense due to the small number of qualified individuals. This situation may seriously affect Polyus Gold's ability to retain existing senior management and attract additional qualified senior management personnel, which could have a material adverse effect on Polyus Gold's business and financial results.

The enforcement of certain labor laws at Olimpiada could result in an increase of Polyus Gold's costs of production.

The Polus Group currently employs approximately 3,500 employees at the Olimpiada mine. The terms under which some of the Olimpiada employees are employed do not fully comply with the requirements under current applicable Russian labor laws. As at the date of this Information Statement, the Polus Group has not received any warnings or sanctions as a result of its non-compliance with these laws. However, no assurance can be given that, following the Spin-off, the Polyus Gold Group will not be ordered to take measures to comply with these labor laws, which could increase the Polyus Gold Group's costs of production and have an adverse effect on its financial condition and results of operations.

Polyus Gold will remain responsible for maintaining part of the social and physical infrastructure in some of the regions where it will operate, which is expected to require a substantial commitment of resources.

The Polus Group is currently responsible for the establishment and maintenance of some of the social and physical infrastructure in the regions in which it operates, and these regions are economically dependent on the Polus Group's business operations to a significant degree. It is anticipated that, following the Spin-off, the Polyus Gold Group will need to maintain these social commitments with respect to the social, employment and welfare infrastructure in these areas, which will require a substantial commitment of resources.

Some transactions between the Company or Polyus Gold's shareholders and their respective interested parties or affiliated companies may have required, or may require, the approval of disinterested directors or disinterested shareholders.

Russian law requires a joint stock company that enters into transactions with certain related persons that are referred to as "interested parties" to comply with special approval procedures. Under Russian law, an "interested party" means: (1) any member of the board of directors or the collegiate executive body of the company, (2) the chief executive officer of the company (including a managing organization or hired manager), (3) a shareholder who, together with its affiliates, owns at least 20% of the company's voting shares or (4) a person who has the legal right to give mandatory instructions to the company, if any of the above listed persons, or a close relative or affiliate of such person, is, in each case:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- the owner of at least 20% of the shares in a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction;
- a member of a governing body of a company that is a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary of the transaction or an officer of the managing organization of such company; or
- in other cases stipulated by the company's charter.

Due to the way in which the Russian law on interested party transactions is drafted, the special approval procedures that apply to interested party transactions may apply to transactions between entities within a consolidated group, such as the Norilsk Group or the Polyus Gold Group, even if such entities are directly or indirectly wholly owned by the same parent company. In these cases, as a practical matter, the Norilsk Group may not, in the past, have obtained, and Polyus Gold may not, following the Spin-off, be able to obtain, the necessary approvals, which require a majority vote of the "independent disinterested directors" or of the "disinterested shareholders" for a particular transaction. The failure to obtain necessary approvals for transactions within the Norilsk Group or Polyus Gold could result in the invalidation of such transactions. To the extent any historical transaction within the Norilsk Group relates to the business or assets of Polyus Gold, invalidation of such a transaction could adversely affect Polyus Gold's business. In addition, to the extent Polyus Gold's transactions may be invalidated, such invalidation could have an adverse effect on the business of Polyus Gold.

In addition, the concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons," which are subject to many different interpretations under Russian law. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. Polyus Gold cannot be certain that its (or the Norilsk Group's) compliance with these concepts will not be subject to challenge.

Risks Relating to Polyus Gold's Interest in Gold Fields

After the Spin-off, Polyus Gold will own (through Polus) a 20% interest in Gold Fields, which will represent a substantial portion of the total value of the assets of Polyus Gold. Gold Fields is subject to various risks resulting from the nature of its business and the location of its operations, which could, individually or in aggregate, materially adversely effect its business, financial condition and results of operations. For more information on these risks, see Gold Fields' annual report on Form 20-F filed with the U.S. SEC on November 26, 2004, which is available from Gold Fields' website at *www.goldfields.co.za*.

In addition, the value of Polyus Gold's investment in Gold Fields may be adversely affected by currency exchange rate fluctuations or currency control legislation. Dividends or distributions with respect to Gold Fields' ordinary shares have historically been paid in South African Rand ("Rand"). The Rand has, in the past, been subject to significant fluctuations against the U.S. dollar, which is expected to be the presentation currency of Polyus Gold. The U.S. dollar equivalent of any distributions with respect to Gold Fields' ordinary shares will be adversely affected by potential future reductions in the value of the Rand against the U.S. dollar. It is also possible that in the future there will be changes in South African exchange control regulations, such that dividends paid out of trading profits will no longer be freely transferable outside South Africa to shareholders, including Polyus Gold, who are not residents of the jurisdictions comprising the Common Monetary Area of southern Africa.

Risks Relating to Russia

Economic Risks

Economic instability in Russia could adversely affect Polyus Gold's business.

Since the dissolution of the Soviet Union, the Russian economy at various times has experienced:

- significant declines in gross domestic product and consumption;
- hyperinflation;

- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to domestic enterprises;
- a large number of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings and the use of fraudulent bankruptcy actions to take unlawful possession of property;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and gray market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organized crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble, a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity for Russian companies and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as an increase in the gross domestic product, a relatively stable currency, strong domestic demand, rising real wages and a reduced rate of inflation. These trends, however, may not continue or may be abruptly reversed. For example, in the first quarter of 2005, the inflation rate in Russia increased and economic growth slowed.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on Polyus Gold's business.

Russia's banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. Although the CBR has the mandate and authority to suspend banking licenses of insolvent banks, many of them still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Aided by inadequate supervision by the regulators, many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure.

Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of the assets of Russian banks. These serious deficiencies in the Russian banking sector, combined with the deterioration in the credit portfolios of Russian banks, may result in the banking sector becoming more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown. In addition, in 2004, the CBR revoked the licenses of several Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Several privately-owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the Government or the CBR and foreign-owned banks generally were not adversely affected by the turmoil. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

Although Polyus Gold will be able to hold its foreign currency cash in foreign banks located outside Russia, subject to applicable Russian currency control regulations, which include the requirement to register with the CBR prior to opening bank accounts in countries which are not members of the Organisation for Economic Co-operation and Development or the Financial Action Task Force, as well as reservation requirements with respect to transfer of funds to those foreign accounts from Russia, it is expected that Polyus Gold will hold its excess ruble and most of its foreign currency cash in Russian banks. There is currently a limited number of creditworthy Russian banks, most of which are located in Moscow. A banking crisis or the bankruptcy or insolvency of the banks from which Polyus Gold will receive or with which Polyus Gold will hold its funds could result in the loss of Polyus Gold's deposits or affect Polyus Gold's ability to complete banking transactions in Russia, which could have a material adverse effect on Polyus Gold's business, financial condition and results of operations.

The physical infrastructure in Russia is in poor condition, which could disrupt normal business activity.

The physical infrastructure in Russia largely dates back to Soviet times and, since that period, has not been adequately funded and maintained. Particularly affected are the rail and road networks, power generation and transmission systems, communication systems and building stock. Road and rail conditions throughout Russia are also poor and some areas within Russia, particularly those surrounding ageing nuclear power plants, are potentially hazardous. In response to these deficiencies, the Russian government is actively considering plans to reorganize the nations' rail, electricity and telephone systems. While any such reorganization may result in increased charges and tariffs, it cannot be assured that sufficient amounts will be raised to repair, maintain and improve these systems. Further deterioration in Russia's physical infrastructure could have a material adverse effect on Polyus Gold's business, financial condition and results of operations.

Fluctuations in the global economy may materially adversely affect the Russian economy and Polyus Gold's business.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further materially adversely affecting those businesses and the Russian economy. Additionally, the Russian economy remains poorly diversified and is largely dependent on the natural resources sector. For example, as Russia produces and exports large amounts of oil and gas, the

Russian economy is especially vulnerable to the price of oil and gas on the world market, and a decline in the price of oil or gas could slow or disrupt the Russian economy. Russia is also a major producer and exporter of metal products, and its economy is vulnerable to world commodity prices and the imposition of tariffs and/or antidumping measures by the United States, the European Union or by other principal export markets.

Polyus Gold's assets will be subject to the risk of nationalization.

The Russian government has enacted legislation to protect property against nationalization. In the event that Polyus Gold's property is nationalized, legislation provides for fair compensation. However, there can be no certainty that these protections would be enforced. This uncertainty is due to several factors, including weaknesses in the judiciary and insufficient mechanisms to enforce judgments, as well as corruption among state officials. In addition, it is possible that due to a lack of experience in enforcing these provisions, or due to political change, legislative protections may not be enforced in the event of an attempted nationalization. Nationalization of any of the assets of Polyus Gold or its subsidiaries, potentially with little or no compensation, would have a material adverse effect on Polyus Gold. The concept of property rights is not well developed in Russia and there is little experience in enforcing legislation enacted to protect private property against nationalization. As a result, Polyus Gold may not be able to obtain proper redress in the courts and may not receive adequate compensation if in the future the state decides to nationalize some or all of Polyus Gold's assets. If this occurs, Polyus Gold's business, results of operations and financial condition could be harmed.

Political and Social Risks

Political and governmental instability could materially adversely affect the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy into a democracy with a market economy. As a result of the sweeping nature of the reforms, as well as the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government, the prime minister and the other heads of federal ministries has, at times, undergone frequent changes. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president on March 26, 2000 and re-elected for a second term on March 14, 2004. Throughout his first term in office, President Putin maintained governmental stability and accelerated the reform process. However, in February 2004, President Putin dismissed his entire cabinet, including the prime minister, and on March 12, 2004, President Putin announced a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 16 and dividing the government into three levels: ministries, services and agencies. In addition to the restructuring of the Russian federal government, election procedures have recently been changed so that the executives of sub-federal political units are no longer directly elected by population, but instead are nominated by the President of the Russian Federation and confirmed by the legislature of the sub-federal political unit. Further, President Putin has proposed to eliminate individual races in State Duma elections, so that voters would only cast ballots for political parties.

Future changes in government, major policy shifts or lack of consensus between various branches of the government and economic groups could disrupt or reverse economic and regulatory reforms, which could

lead to a deterioration in Russia's investment climate that might constrain Polyus Gold's ability to obtain financing in the international capital markets, hinder its access to raw materials, limit its sales in Russia and otherwise harm Polyus Gold's business and results of operations.

Any disruption or reversal of reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on Polyus Gold's business and the value of investments in Russia, and the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs could decline.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering Polyus Gold's long-term planning ability and could materially adversely affect the value of investments in Russia, including the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

The Russian Federation is a federation of 89 sub-federal political units (to be reduced to 88 from December 1, 2005), consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in some instances, not fully defined. Lack of consensus between the federal government and local or regional authorities at times results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, land legislation and licensing. Some of these laws, and the governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus may hinder Polyus Gold's long-term planning efforts and create uncertainties in its operating environment, both of which may prevent Polyus Gold from effectively and efficiently implementing its business strategy. See "– Legal Risks and Uncertainties – Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs".

Crime and corruption in Russia could disrupt Polyus Gold's ability to conduct its business and could materially adversely affect Polyus Gold's financial condition and results of operations.

The political and economic changes in Russia since the dissolution of the Soviet Union have resulted in significant dislocations of authority. The local and international press have reported that significant criminal activity, including organized crime, is on the rise, particularly in large metropolitan centers.

In addition, the local and international press have reported high levels of government corruption in Russia, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of the government officials or certain individuals. Additionally, published reports indicate that a significant number of Russian media sources regularly publish slanted articles in return for payment. The effects of organized or other crime, demands of corrupt officials or any allegations that Polyus Gold has been involved in official corruption may in the future bring negative publicity, could disrupt Polyus Gold's ability to conduct its business effectively and could thus materially adversely affect Polyus Gold's financial condition and results of operations.

Social instability could increase support for renewed centralized authority, nationalism or violence and thus materially adversely affect Polyus Gold's operations.

The failure of the government and private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes, which included blocking major railroads. Such labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with restrictions on foreign involvement in the Russian economy; and increased violence. An occurrence of any of the foregoing events could restrict Polyus Gold's operations and lead to the loss of revenue, materially adversely affecting Polyus Gold's business, financial condition and results of operations.

Legal Risks and Uncertainties

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal analysis and business decisions that Polyus Gold will make, many of which do not exist in countries with more developed market economies:

- inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;
- conflicting local, regional and federal rules and regulations;
- substantial gaps in the regulatory structure due to delay or absence of implementing regulations;
- the lack of judicial and administrative guidance on interpreting legislation;
- the relatively limited experience of judges and courts in interpreting legislation relating to commercial matters;
- the lack of judicial independence from political, social and commercial forces;
- a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of licenses required for Polyus Gold's business; and
- poorly developed bankruptcy procedures that are subject to abuse.

Furthermore, several fundamental laws have only recently become effective. The recent nature of much of Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of many laws in doubt and results in ambiguities, inconsistencies and anomalies. Moreover, Russian courts have limited experience in interpreting and applying many aspects of business and corporate law. Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect Polyus Gold's ability to enforce its rights under its licenses and under its contracts, or to defend itself against claims by others. There can be no assurance that regulators, judicial authorities or third parties will not challenge Polyus Gold's internal procedures and by-laws or its compliance with applicable laws, decrees and regulations.

Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of Polyus Gold's operations, could result in substantial additional compliance costs or various sanctions which could materially adversely affect Polyus Gold's business, financial condition, results of operations and prospects.

Polyus Gold's operations will be subject to regulation by various government entities and agencies, in connection with obtaining and renewing various licenses and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees' compliance with their terms. The Polus Group has, in the past, been subject to fines or other penalties for non-compliance with tax, environmental, labor and other laws and regulations. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such inspections with respect to Polyus Gold in the future may result in the authorities concluding that Polyus Gold or its subsidiaries violated applicable laws, decrees or regulations, and Polyus Gold may be unable to refute such conclusions or remedy such violations.

Polyus Gold's failure to comply with existing laws and regulations or the findings of government inspections may result in the imposition of fines, penalties or more severe sanctions. For example, a failure could lead to the suspension, amendment or termination of Polyus Gold's or its subsidiaries' licenses and permits, the introduction of requirements that Polyus Gold cease certain business activities, or criminal and administrative penalties being applied to Polyus Gold's officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of Polyus Gold's operations, could increase Polyus Gold's costs and materially adversely affect its business, financial condition and results of operations.

The limited effectiveness and overall inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in enforcing claims could prevent Polyus Gold or investors in Polyus Gold from obtaining effective redress in a court proceeding, materially adversely affecting the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia cannot be assured. The court system in Russia is understaffed and underfunded. Judges and courts are often inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can at times be slow or unjustifiably swift. Enforcement of court orders can, in practice, be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court orders are not always followed by law enforcement agencies, and the government may attempt to invalidate court decisions by backdating or retroactively applying relevant legislative changes. As a result, Polyus Gold may not be able to obtain proper redress in the courts or enforce judgments in its favor.

Arbitrary government action may have a material adverse effect on Polyus Gold's business and the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Governmental authorities in Russia have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Russian government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate

contracts. Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. In this environment, Polyus Gold's competitors may receive preferential treatment from government officials, potentially giving them a competitive advantage over Polyus Gold.

In addition, in 2003 and 2004, the Ministry for Taxes and Levies, the predecessor of the Federal Tax Service, took forceful measures against some Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective and politically motivated. For example, the Russian Federal Tax Service determined that Yukos owes in excess of USD 28 billion in back taxes and related penalties, and in December 2004 Yukos' major production subsidiary, Yuganskneftegaz, was auctioned in partial settlement of these obligations. In addition, the press has reported significant claims for back taxes and related penalties against other oil companies, including TNK-BP; telecommunications companies such as OJSC Vimpelcom; and other major companies. In March 2005, President Putin announced that the Government was considering plans to reform the system of tax collection and administration. However, there can be no assurance that any such reform will have a positive effect on arbitrary government interference in various business sectors. Such government action, if directed at Polyus Gold, could have a material adverse effect on Polyus Gold's business and on the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Developing corporate and securities laws and regulations in Russia may limit Polyus Gold's ability to attract future investment.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, and laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities, which often compete with each other. These include:

- the FSFM;
- the Ministry of Finance;
- the Federal Antimonopoly Service;
- the CBR; and
- various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may materially adversely affect Polyus Gold's ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether or how regulations, decisions and letters issued by the various regulatory authorities will apply to Polyus Gold. As a result, Polyus Gold may be subject to fines or other enforcement measures, despite Polyus Gold's best efforts at compliance.

Because there is little minority shareholder protection in Russia, the ability of investors in Polyus Gold to bring, or recover in, an action against Polyus Gold will be limited.

In general, minority shareholder protection under Russian law derives from supermajority shareholder approval requirements for certain corporate actions, as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or did not participate in voting on certain types of actions. Companies are also required by Russian law to obtain the approval of disinterested shareholders for certain transactions with interested parties. While these protections are similar, for example, to the types of protections available to minority shareholders in U.S. corporations, in practice, corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer pricing practices. Shareholders' meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management. Shareholders of some companies have also suffered as a result of fraudulent bankruptcies initiated by hostile creditors.

In addition, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company or significant transactions (including asset transfers), which could be prejudicial to the interests of minority shareholders. It is possible that Polyus Gold's majority shareholders and management in the future may not run the Polyus Gold Group for the benefit of minority shareholders, and this could materially and adversely affect the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Disclosure and reporting requirements, as well as anti-fraud legislation, have only recently been enacted in Russia. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors to their companies and shareholders is also relatively new and is not well developed in Russia. Violations of disclosure and reporting requirements or breaches of fiduciary duties to the Polyus Gold Group or to its shareholders could materially adversely affect the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

While the Federal Law on Joint Stock Companies No. 208-FZ, dated December 26, 1995, as amended (the "Joint Stock Companies Law") provides that shareholders owning not less than 1% of the company's stock may bring on behalf of the company an action for damages caused by that company's managers or directors, Russian courts to date do not have much experience with respect to such lawsuits. In Russia, there is no recognized practice of class action litigation. Accordingly, an investor's ability to pursue legal redress against Polyus Gold may be limited, reducing the protections available to the investor as a holder of the Polyus Gold Shares or, if the Level 1 ADR Program is created, the ADSs.

Shareholder liability under Russian legislation could cause Polyus Gold to become liable for the obligations of its subsidiaries.

The Civil Code of the Russian Federation and the Joint Stock Companies Law generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another person or entity. The person or entity capable of determining such decisions is deemed an "effective parent". An entity whose decisions are capable of being

so determined is deemed an "effective subsidiary". Under the Joint Stock Companies Law, such an effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

- this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
- the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent's ability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent which caused the effective subsidiary to take action or fail to take action, knowing that such action or failure to take action would result in losses. Accordingly, Polyus Gold could be liable in some cases for the debts of its consolidated subsidiaries. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in accordance with Polyus Gold's mandatory instructions, could have a material adverse effect on Polyus Gold's business, results of operations and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on Polyus Gold, which could materially adversely affect Polyus Gold's financial condition and results of operations.

Russian law provides that shareholders that vote against or abstain from voting on certain matters have the right to sell their shares to the company at market value. The decisions that trigger this right to sell shares include:

- decisions with respect to a reorganization;
- the approval by shareholders of a "major transaction," which, in general terms, is a transaction involving property worth more than 50% of the gross book value of the company's assets calculated according to RAS, regardless of whether the transaction is actually consummated; and
- the amendment of the company's charter in a manner that limits shareholder rights.

Polyus Gold's (or, as the case may be, Polyus Gold's subsidiaries') obligation to purchase shares in these circumstances is limited to 10% of the company's net assets calculated in accordance with RAS at the time the matter at issue is voted upon. Any such repurchases could have a material adverse effect on Polyus Gold's results of operations and financial condition.

The lack of a central and rigorously regulated share registration system in Russia may result in improper record ownership of the Polyus Gold Shares.

Ownership of a Russian joint stock company's shares (or, if the shares are held through a nominee or custodian, then the holding of such nominee or custodian) is determined by entries in a share register and is evidenced by extracts from that register. Currently, there is no central registration system in Russia. Share registers are maintained by the companies themselves or, if a company has more than 50 shareholders or so elects, by licensed registrars located throughout Russia. Regulations have been issued regarding the licensing conditions for such registrars, as well as the procedures to be followed both by companies

maintaining their own registers and by licensed registrars when performing the functions of a registrar. In practice, however, these regulations have not been strictly enforced, and registrars generally have relatively low levels of capitalization and inadequate insurance coverage. Moreover, registrars are not necessarily subject to effective governmental supervision. Due to the lack of a central and rigorously regulated share registration system in Russia, transactions in respect of a company's shares could be improperly or inaccurately recorded, and share registration could be lost through negligence, fraud, official and unofficial governmental actions or oversight by registrars incapable of compensating shareholders for their misconduct. This creates risks of loss not normally associated with investments in other securities markets. Further, the Depositary will not be liable for the unavailability of shares or for the failure to make any distribution of cash or property with respect thereto due to the unavailability of the shares. See "Description of Norilsk Capital Stock" for a further discussion of the share registration system and registrars in the Russian Federation.

Limitations on foreign investment could impair the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs and could hinder Polyus Gold's access to additional capital.

Existing Russian legislation includes certain limited restrictions on the participation of foreign investors in tenders for mining licenses. However, a draft law issued recently by the Russian Ministry of Natural Resources would, if implemented, grant the state much wider discretion to prohibit foreign participation in mining license tenders. As the natural resources sector is widely viewed as strategically important to Russia, governmental control over this sector may increase. Any such increase in governmental control or limitation on foreign investment could impair the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs and could hinder Polyus Gold's access to additional capital.

Changes in the Russian tax system could materially adversely affect the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

- income taxes;
- value-added tax, or VAT;
- mining tax (royalty);
- excise taxes and import duties;
- unified social tax; and
- property tax.

The tax environment in Russia historically has been complicated by the fact that various authorities have often issued contradictory pieces of tax legislation. This uncertainty will potentially expose Polyus Gold to the risk of significant fines and penalties and enforcement measures, despite Polyus Gold's best efforts at compliance, and could result in a greater than expected tax burden or termination of licenses.

As a result of the political changes that have occurred in Russia over the past several years, there have been significant changes to the Russian taxation system. Global tax reforms commenced in 1999 with the introduction of Part One of the Tax Code of the Russian Federation (the "Russian Tax Code"), which sets

general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes, such as corporate income tax, VAT and property tax, with new chapters of the Russian Tax Code.

In practice, the Russian tax authorities often interpret the tax laws in a way that does not favor taxpayers, who often have to resort to court proceedings to defend their interests against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years preceding the year in which the audit is carried out. Previous audits do not exclude subsequent claims relating to the audited period, because Russian tax law authorizes upper-level tax inspectorates to revisit the results of tax audits conducted by subordinate tax inspectorates. In addition, in some instances, new tax regulations have been given retroactive effect. Recently, the Constitutional Court of the Russian Federation issued a decision that provides grounds for the tax authorities to disregard the statute of limitations in relation to claims for fines, penalties and interest on underpaid amounts of tax in circumstances where the tax payer is deemed to provide inadequate cooperation to the tax authorities.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on Polyus Gold's operations, including management resources. These risks and uncertainties will complicate Polyus Gold's tax planning and related business decisions, potentially exposing Polyus Gold to significant fines and penalties and enforcement measures, despite its best efforts at compliance, and could materially adversely affect Polyus Gold's business and the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs. See also "– Arbitrary government action may have a material adverse effect on Polyus Gold's business and the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs".

Burdensome Russian tax legislation and regulations may adversely affect Polyus Gold's business and results of operations.

The financial results of Russian companies cannot be consolidated for tax purposes. Therefore, each of Polyus Gold's Russian subsidiaries will pay its own Russian taxes and may not offset its profit or loss against the loss or profit of any of Polyus Gold's other subsidiaries. In addition, intercompany dividends are subject to a withholding tax of 9%, if distributed to Russian residents, or 15%, if distributed to foreign residents. However, a Russian company that receives an intercompany dividend and pays a dividend to a Russian resident may offset the amount of withholding tax on the dividend it received against the tax it must withhold on the dividend it pays to the Russian resident. These tax requirements will impose additional burdens and costs on Polyus Gold's operations, including management resources.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may impact Polyus Gold's business and results of operations.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to control prices for transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving wide scope for interpretation by Russian tax authorities and arbitration courts and their use in politically motivated investigations and prosecutions. The Norilsk Group believes that the prices used by the Norilsk Group are market prices and, therefore, comply with the

requirements of Russian tax law on transfer pricing. However, due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge the Norilsk Group's prices and propose adjustments. If such price adjustments relate to Polyus Gold or its Subsidiaries and are upheld by the Russian arbitration courts and implemented, Polyus Gold's results of operations could be materially adversely affected. In addition, Polyus Gold could face significant losses associated with the assessed amount of prior underpaid taxes and related interest and penalties, which could have a material adverse effect on Polyus Gold's financial condition and results of operations.

A reduction in the quota for hiring Ukrainian citizens could adversely affect the Polyus Gold Group's ability to hire employees with certain specialized skills.

In 2004, the Russian government established a quota on the hiring of Ukrainian citizens, on the basis of which Polus was permitted to hire 1,292 Ukrainian citizens. These employees include experienced drivers and operators of trucks, bulldozers and other heavy equipment, as well as construction specialists, who are essential to the operations of Polyus Gold. Such skilled laborers are in high demand in the Russian Federation. If the Russian government reduces the quota or establishes additional quotas with respect to other countries with significant numbers of such skilled laborers, Polyus Gold may be unable to hire an adequate number of such skilled laborers (or may be forced to increase salaries to attract other skilled laborers), which may have an adverse effect on its business and results of operations.

Risks Relating to the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs and the Trading Market

Investors in Polyus Gold will not be able to trade the Polyus Gold Shares prior to registration with the FSFM.

Following the Formation Date and the issue of the Polyus Gold Shares, Polyus Gold will be required to register its decision on issuance of shares and report on the results of the new share issuance with the FSFM. Registration of Polyus Gold with the FSFM is not expected to occur until at least 30 days after the Formation Date. The Polyus Gold Shares will not become transferable until the date of such registration. There are additional registration requirements in respect of the placement of shares outside the Russian Federation.

The FSFM may refuse to register the Polyus Gold Shares if the Company and/or Polyus Gold violated Russian law during the Spin-off process or in the issuance of the Polyus Gold Shares. A Russian court may also hold the Spin-off or the issuance of the Polyus Gold Shares invalid for such violations.

Polyus Gold may not obtain approval from the FSFM for the placement of the Polyus Gold Shares outside the Russian Federation or the Level 1 ADR Program and the registration statement relating to the ADSs may not be declared effective by the U.S. SEC.

Russian law requires prior approval of the FSFM for any placement of securities by a Russian issuer (such as Polyus Gold) outside the Russian Federation, or circulation of such securities outside the Russian Federation based on an agreement with the issuer. The approval may be granted if the issuer meets certain conditions, including that (1) the underlying securities are registered with the FSFM and are listed on a licensed stock exchange, (2) the number of shares of the class that are proposed to be placed or circulated abroad does not exceed 40% of all the shares of such class and (3) the agreement pursuant to which foreign securities (such as depositary receipts) are placed provides that the underlying Russian shares can only be voted in accordance with the instructions of foreign security holders. There can be no assurance that Polyus Gold will obtain such approvals.

Furthermore, no assurance can be given that Polyus Gold will obtain from the U.S. SEC an exemption from the reporting requirements of the Exchange Act, pursuant to Rule 12g3-2(b) thereunder, or that the U.S. SEC will allow a registration statement on Form F-6 to be declared effective for the ADSs.

If the Level 1 ADR Program is not established, Norilsk ADR holders who do not provide details to the Depositary of a Russian securities account will, in lieu of Polyus Gold Shares, be entitled to receive cash from the net proceeds of sale of those Polyus Gold Shares. No assurance can be given as to the amount of cash, if any, that such Norilsk ADR holders will receive from the net proceeds of such sales.

There may only be a limited trading market for the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Following registration of Polyus Gold's decision on issuance of shares and report on the results of the new share issuance with the FSFM, Polyus Gold may apply for listing and trading of the Polyus Gold Shares on one or more Russian stock exchanges. There can be no assurance that Polyus Gold will qualify for a listing on a Russian stock exchange. In addition, if the Level 1 ADR Program is established, it is currently intended that the ADSs issued under the Level 1 ADR Program would be tradable over-the-counter in Western Europe and in the United States and may in the future trade on one or more Western European stock exchanges. An active public market may not develop or be sustained after the issuance of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. If a liquid trading market for the Polyus Gold Shares and the ADSs does not develop, the price of the Polyus Gold Shares and the ADSs may become more volatile and it may be more difficult to complete a buy or sell order for the Polyus Gold Shares and the ADSs.

The trading prices, if any, of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs may be subject to wide fluctuations in response to a number of factors, including:

- variations in Polyus Gold's operating results and those of other gold mining companies and those of other Russian companies;
- variations in national and industry growth rates;
- actual or anticipated announcements of technical innovations by Polyus Gold or its competitors;
- changes in governmental legislation or regulation;
- general economic conditions within Polyus Gold's business sector or in Russia; or
- extreme price and volume fluctuations on the Russian or other emerging market stock exchanges.

Russian law stipulates that no more than 40% of a company's outstanding share capital may be held in the form of depositary receipts and, as a result of this limitation, a price differential may develop between the ADSs and the Polyus Gold Shares.

In addition, the Russian stock market has experienced extreme price and volume fluctuations. These market fluctuations could adversely affect the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Investors in Polyus Gold may be unable to repatriate their earnings from distributions made on the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

In an Information Letter, the CBR has declared that, for currency control purposes, Russian companies may pay dividends in foreign currency to their shareholders who are not Russian residents. However, this

declaration has not been legally tested and there can be no assurance that it will not be reversed in the future. If Russian companies were again required to pay all dividends on common shares in rubles, current Russian legislation permits such ruble funds to be converted into U.S. dollars by the Polyus Gold Depositary (as defined below) without restriction. However, the CBR currently has the right to introduce a 100% reserve requirement for the acquisition of foreign currency for a period of up to 60 calendar days. Also, ADSs may be sold by non-residents of Russia for U.S. dollars (or any other foreign currency) outside Russia without regard to Russian currency control laws so long as the buyer is not a Russian resident for currency control purposes.

The ability to convert rubles into U.S. dollars is subject to the availability of U.S. dollars in Russia's currency markets. Although there is an existing, albeit limited, market within Russia for the conversion of rubles into U.S. dollars, including the interbank currency exchange and over-the-counter and currency futures markets, further development of this market is uncertain. At present, there is no market for the conversion of rubles into foreign currencies outside of Russia and no viable market in which to hedge ruble- and ruble-denominated investments.

Future sales of the Polyus Gold Shares or the ADSs may affect the market price of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs.

Sales, or the possibility of sales, of substantial numbers of the Polyus Gold Shares or the ADSs in the public markets, including the Russian stock market, following the Trading Date could have an adverse effect on the trading prices of the Polyus Gold Shares or could affect Polyus Gold's ability to obtain further capital through an offering of equity securities. Subsequent equity offerings by Polyus Gold, if any, may reduce the percentage ownership of holders of Polyus Gold Shares. Moreover, newly issued preferred shares may have rights, preferences or privileges senior to those of the Polyus Gold Shares.

Capital gains from the sale of the Polyus Gold Shares or, if a Level 1 ADR Program is created, the ADSs may be subject to Russian income tax.

Under Russian tax legislation, gains arising from the disposition by legal entities or organizations of Russian shares and securities, such as the Polyus Gold Shares, as well as financial instruments derived from such shares, such as the ADSs, may be subject to Russian profits tax or withholding income tax. However, no procedural mechanism currently exists to withhold and remit this tax with respect to sales made to persons other than Russian companies and foreign companies with a registered presence in Russia. Gains arising from the disposition of the foregoing types of securities listed on foreign stock exchanges by foreign holders who are legal entities or organizations listed on foreign stock exchanges are exempt from taxation in Russia.

Gains arising from the disposition of the foregoing types of securities and derivatives outside of Russia by U.S. or U.K. holders who are individuals not resident in Russia for tax purposes will not be considered Russian source income and will not be taxable in Russia. Gains arising from disposition of the foregoing types of securities and derivatives in Russia by U.S. or U.K. holders who are individuals not resident in Russia for tax purposes may be subject to tax either at the source in Russia or based on an annual tax return, which they may be required to submit with the Russian tax authorities. See "Certain Tax Consequences – Russian tax consequences for Norilsk's shareholders".

If the Level 1 ADR Program is established, ADS holders may not be able to benefit from double tax treaties.

In accordance with Russian legislation, dividends paid to a non-resident holder generally will be subject to Russian withholding at a rate of 15% for legal entities and organizations and at a rate of 30% for

individuals. This tax may be reduced to a minimum of 5% under relevant double tax treaties with Russia. The Russian tax or financial authorities have not provided any public guidance regarding the treatment of Level 1 ADR arrangements. However, according to several private interpretations of the tax legislation by the former Ministry of Tax of the Russian Federation (the predecessor of the Federal Tax Service) and the Ministry of Finance, provisions of double tax treaties may apply to ADSs holders, if the Level 1 ADR Program is established. Nonetheless, in the absence of a public interpretative guidance on the concept of beneficial ownership for Russian tax purposes, a risk remains that Polyus Gold may be obliged to withhold tax at higher rates when paying out dividends to ADSs holders, and they may be unable to benefit from the relevant income tax treaty. See "Certain Tax Consequences – Russian tax consequences for Norilsk's shareholders" for further details.

Polyus Gold may be a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes, which could result in negative consequences to U.S. holders of Polyus Gold Shares or ADSs.

Since the Polyus Gold will hold a significant amount of passive assets for U.S. federal income tax purposes at the time of the Spin-off, in particular approximately 20% of the total number of ordinary shares outstanding of Gold Fields, there is a risk that Polyus Gold may be a PFIC at the time of the Spin-off or in the future. For a discussion of the adverse U.S. federal income tax consequences to holders of Polyus Gold Shares or ADSs that are persons subject to U.S. federal net basis income tax (e.g., U.S. citizens and residents) were Polyus Gold to be a PFIC for any taxable year, see "Certain Tax Consequences – United States tax consequences – Passive Foreign Investment Companies."

Because the depositary under the Level 1 ADR Program (the "Polyus Gold Depositary"), if the Level 1 ADR Program is established, may be considered the beneficial holder of the Polyus Gold Shares underlying the ADSs, these Polyus Gold Shares may be arrested or seized in legal proceedings in Russia against the Polyus Gold Depositary.

If the Level 1 ADR Program is established, it is possible that, since Russian law may not recognize holders of ADSs as beneficial owners of the underlying Polyus Gold Shares, holders of ADSs could lose all their rights to those Polyus Gold Shares if the Polyus Gold Depositary's assets in Russia are seized or arrested. If that were to occur, holders of ADSs would lose all of the value of their investment.

Russian law may treat the Polyus Gold Depositary as the beneficial owner of the Polyus Gold Shares underlying the ADSs. This is different from the way other jurisdictions treat Level 1 ADRs. In the United Kingdom, for example, although shares may be held in a depositary's name or to its order, making it a "legal" owner of the shares, the holders of Level 1 ADRs are the "beneficial," or real owners. In U.K. courts, an action against the Polyus Gold Depositary, the legal owner of the Polyus Gold Shares, would not result in the beneficial owners losing their Polyus Gold Shares. However, Russian law may not make the same distinction between legal and beneficial ownership, and it may only recognize the rights of the Polyus Gold Depositary in whose name the Polyus Gold Shares are held, not the rights of holders of ADSs to the underlying Polyus Gold Shares. Thus, in proceedings brought against the Polyus Gold Depositary, whether or not related to the Polyus Gold Shares underlying the ADSs, Russian courts may treat those underlying Polyus Gold Shares as the assets of the Polyus Gold Depositary, open to seizure or arrest. In the event that this type of suit were to be successful in the future against the Polyus Gold Depositary, and the Polyus Gold Shares underlying the ADSs were to be seized or arrested, the holders of ADSs involved would lose their rights to such underlying Polyus Gold Shares.

If the Level 1 ADR Program is established, the voting rights of ADS holders with respect to the Polyus Gold Shares represented by the ADSs will be limited by the terms of Polyus Gold's deposit agreement for the ADSs and relevant requirements of Russian law.

If the Level 1 ADR Program is established, ADS holders will have no direct voting rights with respect to the Polyus Gold Shares represented by the ADSs. ADS holders will be able to exercise voting rights with respect to the Polyus Gold Shares represented by the ADSs only in accordance with the provisions of Polyus Gold's deposit agreement relating to the ADSs (which is expected to be similar to the Norilsk Deposit Agreement) and relevant requirements of Russian law. There are, therefore, practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with ADS holders. For example, the Joint Stock Companies Law will require Polyus Gold to notify holders of Polyus Gold Shares at least 20 days in advance of any meeting, at least 30 days in advance of a meeting relating to a reorganization and at least 50 days in advance of an extraordinary meeting relating to any election of directors. The common shareholders of Polyus Gold will receive notice directly from Polyus Gold and will be able to exercise their voting rights by either attending the meeting in person or voting by power of attorney.

ADS holders, by comparison, will not receive notice directly from Polyus Gold. Rather, in accordance with Polyus Gold's deposit agreement, Polyus Gold will provide the notice to the Polyus Gold Depositary. The Polyus Gold Depositary will undertake, in turn, as soon as practicable thereafter, if requested by Polyus Gold in writing in a timely manner and at Polyus Gold's expense, to mail to ADS holders notice of such meeting, copies of voting materials (if and as received by the Polyus Gold Depositary from Polyus Gold) and a statement as to the manner in which instructions may be given to the Polyus Gold Depositary by the ADS holders. To exercise their voting rights, ADS holders must then instruct the Polyus Gold Depositary how to vote the Polyus Gold Shares represented by the ADSs which they hold. Because of this additional procedural step involving the Polyus Gold Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of the Polyus Gold Shares, and Polyus Gold will not be able to assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the Polyus Gold Depositary in a timely manner. ADSs for which the Polyus Gold Depositary does not receive timely voting instructions will not be voted.

In addition, although Russian securities regulations currently expressly permit depositaries under Level 1 ADR programs to split the votes with respect to the shares underlying American Depositary Shares in accordance with instructions from those holders of American Depositary Shares, such regulations remain untested, and the depositary may choose to refrain from voting at all unless it receives instructions from all holders of American Depositary Shares to vote the shares in the same manner. ADS holders may thus have significant difficulty in exercising voting rights with respect to the Polyus Gold Shares underlying the ADSs. There can be no assurance that holders and beneficial owners of ADSs will (1) receive notice of shareholders' meetings to enable the timely return of voting instructions to the Polyus Gold Depositary, (2) receive notice to enable the timely cancellation of ADSs in respect of shareholder actions or (3) be given the benefit of dissenting or minority shareholders' rights in respect of an event or action in which the holder or beneficial owner has voted against, abstained from voting or not given voting instructions.

Other Risks

The Company has not independently verified information regarding the metals and mining industry, nor has it independently verified official data from Russian government agencies.

The Company has derived a significant amount of the information contained in this Information Statement concerning the metals and mining industry from publicly available information, including press releases and filings under the U.S. securities laws, and the Company has relied on the accuracy of this information without independent verification.

In addition, some of the information contained in this Information Statement has been derived from official data of Russian government agencies. The official data published by Russian federal, regional and local governments may be substantially less complete or researched than those of comparable authorities in countries with more developed market economies, and official statistics may also be produced on different bases than those used in such countries. Any discussion of matters relating to Russia in this Information Statement must, therefore, be subject to uncertainty due to concerns about the completeness or reliability of available official and public information.

The rights of Polyus Gold's shareholders, the reporting and disclosure requirements and the Russian Accounting Regulations to which Polyus Gold will be subject differ significantly from those applicable to comparable companies which are listed in other jurisdictions.

Polyus Gold's corporate affairs will be governed by its charter, by its internal regulations and by laws governing companies incorporated in Russia. The rights of shareholders and the responsibilities of members of Polyus Gold's Board of Directors under Russian law will be different from, and may be subject to certain requirements not generally applicable to, companies organized in other jurisdictions.

In accordance with Russian legislation applicable to securities issuers, Polyus Gold will be required to file quarterly reports with the FSFM within 45 days after the end of the relevant quarter. Such reports will include certain information about Polyus Gold; its management, subsidiaries and affiliates; and selected financial and business information (such as litigation and quarterly financial statements prepared in accordance with RAS), but will not contain all of the information contained in and will not be comparable to the information required by financial statements prepared in accordance with IFRS. There will be less publicly available information about Polyus Gold than there is normally available for comparable companies in, for example, the United States.

The preparation of the financial statements of the Norilsk Group and the Polus Group involves complex judgments and subjective decisions, which could lead to varying interpretation of accounting principles.

The preparation of the financial statements of the Norilsk Group and the Polus Group involve the interpretation of complex laws, regulations and accounting standards and principles and are invariably dependent on subjective determinations. In addition, the conversion of the financial statements of the Norilsk Group and the Polus Group that are prepared under RAS into statements prepared under IFRS is a complex manual process that involves significant subjective decision-making. As a result, significant uncertainties can occur from the application of accounting policies used by the Norilsk Group and the Polus Group, and materially different results could occur in the application of those accounting policies. Additionally, materially different results may occur upon the adoption of new accounting standards promulgated by the various bodies which formulate accounting standards.

INDICATIVE TIMETABLE

The following timetable identifies the key dates and time periods for the implementation of the Spin-off, assuming that the Spin-off is approved. This timetable has been prepared based on the best estimates of the Company's management of when the following events will occur. The dates in the timetable are indicative only. There can be no assurance that these events will occur or that the timing of these events will be as described below. Significant delays may be caused by the granting of regulatory consents, actions by third persons, changes to Russian law or due to other circumstances.

August 11, 2005	Meeting of the Board of Directors of Norilsk at which it was resolved to call the EGM for shareholder approval of the Spin-off and recommend to the shareholders to vote in favor of the Spin-off. At the meeting, the Board of Directors also set the price at which the Norilsk Shares may be redeemed by dissenting and non-voting shareholders if the Spin-off is approved.
August 11, 2005	EGM Record Date.
August 17, 2005	EGM materials, including redemption materials, made available to Norilsk shareholders of record and to holders of record of Norilsk ADSs.
September 23, 2005	Deadline for holders of record of Norilsk ADSs to deliver EGM voting instructions to the Depositary.
September 30, 2005	EGM is held by absentee ballot voting.
October 15, 2005	Distribution by the Depositary of redemption materials to holders of record of Norilsk ADSs who voted against or did not vote on the Spin-off proposal.
November 7, 2005	Last day for holders of record of Norilsk ADSs to deliver redemption requests to the Depositary.
November 14, 2005	End of Redemption Election Period.
December 14, 2005	Last day (as of 6 p.m. Moscow time) for Norilsk to redeem and cancel shares tendered by dissenting and non-voting shareholders and holders of Norilsk ADSs.
December 20, 2005	Meeting of Board of Directors of Norilsk to (1) call an extraordinary general meeting of Norilsk shareholders to approve reduction of the charter capital based, among other things, on results of redemption; and (2) call the Organizational Meeting.
January 1, 2006	Record date (as of 6 p.m. Moscow time) for shareholders of Norilsk and Norilsk ADS holders entitled to participate in the extraordinary general meeting of Norilsk shareholders and the Organizational Meeting and to receive Polyus Gold Shares; this is also referred to in this Information Statement as the Organizational Meeting Record Date.

January 11, 2006	Materials made available to Norilsk shareholders of record and to the Depositary (for distribution to holders of record of Norilsk ADSs) for the extraordinary general meeting of Norilsk shareholders and the Organizational Meeting.
February 1, 2006	Last day on which shareholders holding 2% or more of the shares of Norilsk as at the Organizational Meeting Record Date may nominate members of the Board of Directors and audit commission and candidates for General Director.
February 17, 2006	Extraordinary general meeting of Norilsk shareholders to approve the reduction of the charter capital of Norilsk.
March 3, 2006	Organizational Meeting.
March 2006	State registration of Polyus Gold in the USRLE (this is also referred to in this Information Statement as the Formation Date) and the transfer by Norilsk of all of the shares of its wholly-owned subsidiary, Polus, together with a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ ruble exchange rate on August 11, 2005), to Polyus Gold. The Polyus Gold Shares are distributed to the shareholders, but not to those who hold shares in the form of Norilsk ADSs. The Polyus Gold Shares that would be distributed to Norilsk ADS holders will be held by the Custodian on the account of the Depositary and, upon the receipt of instructions from the Depositary at the time when the Level 1 ADR Program is established, will be converted into ADSs and distributed to the holders.
March-April 2006	The FSFM registers Polyus Gold's decision on issuance of shares and report on the results of the new share issuance, and the Polyus Gold Shares become transferable; this is also referred to in this Information Statement as the Trading Date.
April 2006	Polyus Gold applies for listing on one or more Russian stock exchanges.
April 2006	One or more Russian stock exchanges lists the Polyus Gold Shares.
April-May 2006	Obtain approval of FSFM for Level 1 ADR Program; registration statement on Form F-6 relating to the ADSs is declared effective by the U.S. SEC, subject to Rule 12g3-2(b) exemption from the U.S. SEC; and issuance by the Depositary of the ADSs.

THE SPIN-OFF

Background to and the reasons for the Spin-off

At its meeting on April 15, 2005, the Company's Board of Directors resolved to initiate steps which, subject to shareholder approval, would lead to the spin-off of the Company's Russian gold-mining assets and 20% interest in Gold Fields that are currently consolidated under Polus. The initial step of the proposed Spin-off was an internal reorganization in order to consolidate the Company's approximately 20% stake in Gold Fields under Polus. See "Polyus Gold – The Business of Polyus Gold – Gold Fields".

If implemented, the Spin-off would create a new independent major gold producer, Polyus Gold, with the potential for substantial organic growth and exposure to Russia, one of the world's most prospective gold regions.

In the opinion of the Company's Board of Directors, if the Spin-off is approved by the shareholders and implemented as proposed, it would provide Polyus Gold with enhanced direct access to financing opportunities (some of which may not be available to the Company's current gold business) and unlock substantial value for all the Company's shareholders by allowing each of Norilsk and Polyus Gold to concentrate on its particular area of activity.

It is currently contemplated that Polyus Gold will seek a domestic listing on one or more Russian exchanges, will set up a Level 1 ADR Program and may eventually consider an international listing.

On August 11, 2005, the Board of Directors of the Company unanimously proposed the Spin-off for approval to the Company's shareholders, authorized making available this Information Statement to all shareholders of the Company, including holders of Norilsk ADSs, and recommended to shareholders to vote in favor of the Spin-off. The Company's shareholders will have an opportunity to vote on the Spin-off at the EGM to be held on September 30, 2005 by absentee ballot voting and Norilsk ADS holders will be entitled to deliver voting instructions to Depositary under the terms of the Norilsk Deposit Agreement. See "Indicative Timetable".

Overview of the Spin-off

A plan to reorganize the Norilsk Group by effecting the Spin-off, which is described in this Information Statement, was approved by the Board of Directors of Norilsk on August 11, 2005. If the Spin-off is not approved at the EGM, the Spin-off will not occur.

The Spin-off involves the transfer by Norilsk of all the shares of its wholly-owned subsidiary, Polus, together with a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005) to a newly-formed Russian open joint stock company, Polyus Gold. The proposed business and operations of Polyus Gold are described in this Information Statement. See "Polyus Gold".

Norilsk will continue to exist and to engage in the mining and production of base and precious metals, including nickel, copper, platinum, palladium and gold. See "Norilsk After the Spin-off".

Shareholder approval

The Board of Directors of Norilsk voted unanimously on August 11, 2005 to propose the Spin-off to Norilsk's shareholders for their approval at the EGM to be held by absentee ballot voting on September 30, 2005 and recommend to shareholders to approve the Spin-off. The Spin-off requires the affirmative vote of at least 75% of the aggregate voting power of the Norilsk Shares represented at the EGM. As of June 30, 2005, there were 213,905,884 outstanding shares (including 12,478,704 shares held directly by Norilsk as

treasury shares; the voting rights otherwise represented by those treasury shares will not be exercised at the EGM). All persons who held Norilsk Shares on August 11, 2005 (the EGM Record Date) are entitled to vote at the EGM by absentee ballot voting, and all persons who held Norilsk ADSs on the EGM Record Date will be entitled to deliver voting instructions to the Depositary under the terms of the Norilsk Deposit Agreement.

Because the EGM will be held by absentee ballot voting, the Company's principal accountants for the year 2005 and 2004 will not be present at the EGM.

If the Spin-off is not approved at the EGM, the Spin-off will not occur, Polyus Gold will not be established, holders of Norilsk Shares and holders of Norilsk ADSs will not receive any Polyus Gold Shares or any ADSs, and they will remain holders of Norilsk Shares and Norilsk ADSs.

Description of the Spin-off

If the Spin-off is approved and all regulatory requirements under Russian law are satisfied, the Spin-off will be implemented by Norilsk creating a newly-formed Russian open joint stock company, Polyus Gold. The Spin-off will involve Norilsk distributing Polyus Gold Shares to holders of Norilsk Shares and ADSs, provided that the Level 1 ADR Program is established, to holders of Norilsk ADSs. The key steps in the Spin-off are as follows:

- On the Formation Date, Polyus Gold will be established as a new and separate Russian open joint stock company, with a fully independent legal existence and full capacity to own and dispose of its assets. Its initial assets will include all of the shares of Polus, Norilsk's wholly-owned subsidiary as of the date of this Information Statement, and a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005) that will be transferred by Norilsk to Polyus Gold, as shown in the RAS separation balance sheet attached as Exhibit VI. On the Formation Date, each holder of Norilsk Shares and the Depositary on behalf of holders of Norilsk ADSs as at the Organizational Meeting Record Date will (a) receive a number of Polyus Gold Shares equal to the number of Norilsk Shares or Norilsk ADSs held by such holder as at the Organizational Meeting Record Date and (b) continue to own the same number of Norilsk Shares or Norilsk ADSs as such holder held immediately preceding the Formation Date. The Polyus Gold Shares that would be distributed to Norilsk ADS holders will be held by the Custodian on the account of the Depositary and, upon the receipt of instructions from the Depositary at the time when the Level 1 ADR Program, if any, is established, will be converted into ADSs and distributed to the holders. Holders of Norilsk ADSs as at the Organizational Meeting Record Date will not receive ADSs or be able to sell or otherwise transfer any such ADSs unless and until a Level 1 ADR program is established after the Trading Date. Following the Trading Date, and if the Level 1 ADR Program is established, Norilsk expects that the ADSs will trade over-the-counter in Western Europe and the United States and may in the future trade on one or more Western European stock exchanges. The summary of the separation balance sheet, prepared in accordance with RAS, in Exhibit VI sets forth further information concerning the assets to be held by Polyus Gold and Norilsk following the Spin-off, as required by applicable Russian legislation.

- Until the Trading Date (which is not expected to occur until approximately 30 days after the Formation Date), holders of Polyus Gold Shares will not be able to sell or otherwise transfer their Polyus Gold Shares. After the Trading Date, the Polyus Gold Shares will become tradable over-the-counter in Russia and may become tradable on one or more Russian stock exchanges, subject to listing and the approval of the relevant Russian exchange.

- Following the listing of Polyus Gold Shares on a Russian stock exchange, subject to Polyus Gold obtaining a Rule 12g3-2(b) exemption from the reporting requirements of the Exchange Act, and subject to FSFM approval and a registration statement on Form F-6 relating to the ADSs being declared effective by the U.S. SEC, the Level 1 ADR Program will be established as soon as practicable after the Trading Date, pursuant to which Polyus Gold Shares to which holders of Norilsk ADRs are entitled as a result of the Spin-off will be converted into ADSs. If the Level 1 ADR Program is established, one ADR will evidence one ADS, each representing the right to receive one Polyus Gold Share on deposit with the Custodian. See "The Level 1 ADR Program". If the Level 1 ADR Program is established, the ADSs are currently anticipated to be tradable over-the-counter in Western Europe and the United States and may in the future be traded on one or more Western European stock exchanges. There is no assurance that the Level 1 ADR Program will be established or that the ADSs will be tradable over-the-counter in Western Europe or the U.S. Even if the ADSs become tradable over-the-counter, no assurance can be given that a public trading market will develop.

- If a Level 1 ADR Program is not established within 90 days of the Trading Date or if FSFM approval and U.S. SEC registration of the Level 1 Program is not obtained, each holder of Norilsk ADSs who held Norilsk ADSs as at the Organizational Meeting Record Date will be asked to provide a Russian securities account to the Depositary and, if such an account is so provided, will be entitled to receive Polyus Gold Shares equal to the number of ADSs it would have received had a Level 1 ADR Program been set up. If no Russian securities account is provided to the Depositary, then such holders will (a) become entitled to receive cash in lieu of receiving one Polyus Gold Share for each Norilsk ADS held by such holder and (b) continue to own the same number of Norilsk ADSs after the Spin-off as before. The cash distribution to those Norilsk ADS holders is expected to be provided by a placement of the related Polyus Gold Shares by the Depositary, either directly or acting through a broker or placing agent. Approximately ten days following the date on which the Depositary has received proceeds from the sale of those Polyus Gold Shares, the Depositary will distribute the net cash proceeds to holders of Norilsk ADSs pro rata to the number of ADSs held by them. These are solely indicative measures that the Company and the Depositary would take if a Level 1 ADR Program is not established, and finalized details on the procedures to be followed will be made available to Norilsk ADS holders if a Level 1 ADR Program is not established. No assurance can be given as to the amount of the proceeds, if any, received by the Depositary from the sale of the Polyus Gold Shares. If the Depositary is unable to sell the Polyus Gold Shares, no proceeds will be distributed to Norilsk ADS holders participating in the cash-out.

- The Norilsk Shares will continue to trade on the Non-Commercial Partnership RTS Stock Exchange ("RTS") and/or the Closed Joint Stock Company Moscow Interbank Currency Exchange ("MICEX") and the Norilsk ADSs will continue to trade over-the-counter on the IOB of the London Stock Exchange, on the OTC market in the U.S. (NASDAQ) and on the Berlin Stock Exchange.

- The Company is likely to consider options available under applicable law to enhance liquidity for the Polyus Gold Shares between the Organizational Meeting Record Date and the date when the Level 1 ADR Program is established, if any. There can be no assurance that any such option will be implemented or that all Norilsk shareholders and ADS holders will be able to participate.

Opinion of the Company's financial advisor regarding the Spin-off

Deutsche Bank AG, London Branch ("Deutsche Bank") and U.F.G. Management Services Inc. ("UFG") (together the "Advisors") have acted as financial advisors to the Company in connection with the proposed Spin-off.

The Board of Directors of the Company asked the Advisors to opine as to the fairness, from a financial point of view, of the proposed Spin-off to the Company's shareholders relative to the financial interests that such shareholders possessed as at the date of the opinion.

The Advisors provided the Board of Directors of the Company on August 10, 2005 with an opinion that the proposed Spin-off was fair, from a financial point of view, as at the date of the opinion and based upon and subject to the matters and the work described therein, the Advisors' experience as investment bankers and other factors the Advisors deemed relevant, to the Company's shareholders relative to the financial interests that such shareholders possessed as at the date of the opinion (the "Opinion").

The Opinion was addressed to, and solely for the use and benefit of, the Board of Directors of the Company to assist the Board of Directors of the Company in its evaluation of the proposed Spin-off and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholders should vote or act on any matters related to the proposed Spin-off. The Advisors have not expressed any opinion as to what the value of the Norilsk Shares, the Polyus Gold Shares or the ADSs (to the extent the Level 1 ADR Program is established) will actually be when the Polyus Gold Shares or the ADSs are issued or the price at which any such shares or ADSs will trade at any time. The Advisors have expressed no opinion as to the merits of the underlying decision of the Company to engage in the Spin-off. The Advisors made clear in their Opinion that it should not be used for any other purposes.

For the avoidance of doubt, the services provided by the Advisors do not constitute "Evaluation Activity" for the purposes of the Russian Federal Law on Licensing of Certain Types of Activity, the Federal Law on Evaluation Activity in the Russian Federation and the Government Resolution on Licensing of Evaluation Activity.

The Advisors will be paid a fee for their services as financial advisors to the Company in connection with the proposed Spin-off, a substantial portion of which is contingent upon the consummation of the Spin-off.

Transitional arrangements following the Spin-off

Except in relation to the following agreements: (1) an agreement with Norilsk for the importation of plant and equipment and (2) an agreement with Taimyrskaya Toplivnaya Kompaniya, another Norilsk subsidiary, for fuel supply, the Polus Group sources most of its supplies directly from its own suppliers and does not use Norilsk or any other subsidiaries of Norilsk to procure these supplies. The aforementioned agreements with Norilsk, under which Polus estimates it will purchase USD 44 million worth of goods in 2005, will not be affected by the Spin-off, although in the future Polyus Gold may consider contracting with entities other than Norilsk for those supplies and services. It is not expected that the change of ownership of the Polus Group that will result from the Spin-off will lead to the termination, or variation in a materially adverse manner, of any of the contracts that are currently material to the business and operations of the Polus Group.

There are currently no loans outstanding between a member of the Polus Group and Norilsk or its other subsidiaries, other than certain notes issued and payable by Norilsk in the amount of approximately USD 353 million and notes issued and payable by members of the Polus Group in the amount of approximately USD 25 million.

Following the Spin-off, it is expected that Polyus Gold will be required to develop or outsource various administrative services that are currently provided by Norilsk, including, for example, security services. It is expected that the administrative expenses of the Polyus Gold Group following the Spin-off may be higher than the current administrative expenses of the Polus Group.

Creditors' rights

Under Russian law, if the Spin-off is approved, Norilsk must notify its creditors about the Spin-off within 30 days of the EGM. Within 30 days of such notification, Norilsk's creditors may demand the early termination or performance of Norilsk's obligations to them and, in addition, may demand that Norilsk compensate them for any damages caused by such early termination or performance. Norilsk does not anticipate that any exercise by creditors of these rights would have a material adverse effect on the Company's continuing business and operations or on the implementation of the Spin-off. On August 10, 2005, Standard & Poor's Ratings Services raised its long-term corporate credit rating of Norilsk. The revised rating took into account, among other factors, Norilsk's plans for the Spin-off.

Procedure for the election of the Board of Directors of Polyus Gold

In accordance with Russian corporate law, the Board of Directors of Polyus Gold will be elected at Polyus Gold's Organizational Meeting to be held before the Formation Date. It is currently expected that this meeting will be held on March 3, 2006. Shareholders who on the Organizational Meeting Record Date own (and holders of Norilsk ADRs whose Norilsk ADSs represent) in the aggregate two percent or more of the shares of Norilsk will be eligible to nominate persons to be directors. Members of the Board of Directors of Polyus Gold will be elected by cumulative voting.

Regulatory filings, approvals and consents

Promptly following the EGM Date, the shareholders' resolutions from the EGM will be published on the Company's website at *www.nornik.ru* and the newspaper *Izvestia* and, in accordance with the requirements of Russian law, will be published in the FSFM journal *Vestnik*. The text of the resolutions will also appear in two newswires, AKM and Interfax.

Following the EGM, Norilsk will, as required by applicable law, notify the Federal Antimonopoly Service of the Spin-off.

In addition, as discussed above, Polyus Gold will be required to record its state registration in the USRLE and register its shares with the FSFM. There can be no assurance that any such registration will be granted or received on a timely basis.

Dissenting and non-voting shareholders' and ADS holders' redemption rights

Under Russian law, Norilsk shareholders entitled to vote at the EGM and who either vote against the Spin-off or do not vote on the Spin-off proposal may elect during the Redemption Election Period to have Norilsk redeem their Shares if the Spin-off is approved. Shareholders marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law, and accordingly shareholders marking the "abstain" box will not be able to exercise redemption rights if the Spin-off is approved. Holders of Norilsk Shares who wish to exercise their redemption rights must tender their shares to Norilsk during the Redemption Election Period.

Within the 30-day period following the end of the Redemption Election Period, Norilsk will redeem any Shares tendered by holders of Norilsk Shares, including any shares tendered by the Depositary on behalf of holders of Norilsk ADSs in accordance with the procedure described below, at a price of RUB 1,855 per share. In accordance with the requirements of Russian law, this price has been set by the Board of Directors of Norilsk, based on the market price (without taking into account the effects, if any, on the market price

resulting from the redemption rights) as determined by LLC Rosexpertisa (MRI), an independent appraiser. Under Russian law, Norilsk may use no more than 10 per cent of its net assets (as of the EGM Date, as calculated in accordance with RAS on the basis of the balance sheet for the period ended September 30, 2005) to redeem Norilsk Shares. For purposes of illustration, based on the net assets of Norilsk as at June 30, 2005, the redemption limit equaled RUB 22.3 billion, meaning that, if the EGM had been held on June 30, 2005, Norilsk would have been entitled to redeem approximately 6.0% of the Norilsk Shares outstanding.

Russian shareholders will receive detailed information regarding the procedures and time limits of the redemption process together with other materials that will be distributed in connection with the EGM.

In the event that holders tender more Shares than Norilsk is permitted to redeem, tendered Shares will be redeemed on a pro rata basis. Pursuant to Russian corporate law, Norilsk will cancel all Shares that are redeemed. No Polyus Gold Shares may be distributed for such cancelled Norilsk Shares. Following such cancellations, Norilsk will reduce the size of its charter capital to account for the cancelled Norilsk Shares. Norilsk expects to finance the costs of any buyback of Norilsk Shares with its own resources and, to the extent necessary, with borrowings.

Under current Russian currency control rules, if a non-resident holder of Norilsk Shares holding Norilsk Shares directly (other than a non-resident holder holding Norilsk Shares in the form of Norilsk ADSs) elects to have Norilsk redeem his Norilsk Shares, all settlements pertaining to such redemption are required to be made in rubles through a special type "A" ruble non-resident's account to be opened by the relevant Norilsk shareholder in an authorized Russian bank.

Redemption rights will also be available to holders of Norilsk ADSs. Promptly following the EGM Date, holders of Norilsk ADSs who either vote against the Spin-off or do not vote on the Spin-off proposal will be provided with materials from the Tender and Exchange Agent detailing the procedures to be followed if such holders wish to exercise their redemption rights and appointing the Tender and Exchange Agent to act on their behalf. Holders of Norilsk ADSs marking the "abstain" box on voting ballots are not considered to be "non-voting" within the meaning of Russian law, and accordingly holders of Norilsk ADSs marking the "abstain" box will not be able to exercise redemption rights if the Spin-off is approved. Holders who elect to exercise their redemption rights will be required to tender their Norilsk ADSs on or prior to November 7, 2005. Holders of Norilsk ADSs who elect to exercise their redemption rights should follow the instructions regarding the exercise of such rights included in the redemption materials. Holders of Norilsk ADSs should ensure that all required certifications for eligibility are duly executed and returned to the Tender and Exchange Agent. The Tender and Exchange Agent will calculate the number of Norilsk ADSs presented for redemption, surrender that number of Norilsk ADSs to the Depositary and instruct the Depositary to instruct its custodian in Russia to deliver the equivalent number of Norilsk Shares to Norilsk for redemption. Upon receipt of the cash proceeds from Norilsk, the Tender and Exchange Agent will distribute the net proceeds to Norilsk ADS holders who tendered Norilsk ADSs for redemption.

HOLDERS OF NORILSK SHARES AND NORILSK ADSs MAY BE SUBJECT TO TAX CONSEQUENCES ARISING FROM A REDEMPTION OF SHARES, INCLUDING RUSSIAN WITHHOLDING TAX ON ANY CAPITAL GAIN REALIZED. HOLDERS OF NORILSK SHARES AND NORILSK ADSs SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE REDEMPTION ARISING UNDER FOREIGN, STATE AND LOCAL LAWS. SEE "CERTAIN TAX CONSEQUENCES".

EXCHANGE RATES

Exchange rate policy is formulated by the Russian Government in consultation with the CBR and is implemented by the CBR. The CBR sets the official exchange rate on the basis of the market exchange rage and its efforts continue to be aimed at smoothing excessive short-term fluctuations in the U.S. dollar-ruble exchange rate and supporting Russia's international reserves.

The following tables show, for the periods indicated, certain information regarding the exchange rate between the ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR. These rates may differ from the actual rates used in the preparation of the financial statements appearing in this Information Statement.

	Rubles per U.S. dollar			
Years ended December 31,	**High**	**Low**	**Average(1)**	**Period end**
2000	28.87	26.90	28.12	28.16
2001	30.30	28.16	29.17	30.14
2002	31.86	30.14	31.35	31.78
2003	31.89	29.25	30.69	29.45
2004	29.45	27.75	28.82	27.75

(1) The weighted average of the exchange rates on each day of each full month during the relevant period.

	Rubles per U.S. dollar	
Months	**High**	**Low**
January 2005	28.16	27.75
February 2005	28.19	27.75
March 2005	27.83	27.46
April 2005	27.94	27.71
May 2005	28.09	27.78
June 2005	28.68	28.19
July 2005	28.84	28.57

The exchange rate between the ruble and the U.S. dollar on August 11, 2005 was RUB 28.39 per USD 1.00.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE NORILSK GROUP

The table below shows historical financial information of the Norilsk Group as at and for the years ended December 31, 2004, 2003 and 2002 and for the three months ended March 31, 2005 and 2004, which are extracted without material adjustments from the Norilsk Group's consolidated financial statements, except for the retrospective adjustments, as a result of a change in accounting policy, with effect from January 1, 2005, following the adoption of IAS 39, "Financial Instruments: Recognition and Measurement", and the consequential charge to equity of any unrealized fair value adjustments to investments designated by management as available-for-sale. Prior to the change in accounting policy, adjustments were reflected in the income statement.

The selected financial data should be read in conjunction with "Operating and Financial Review and Prospects of the Norilsk Group" and the Norilsk Group's consolidated financial statements (including the notes thereto) included elsewhere in this Information Statement.

The Norilsk Group's audited consolidated financial statements have been prepared in accordance with IFRS since 2002, which differ in certain significant respects from U.S. GAAP and RAS. For a discussion of certain differences between IFRS and U.S. GAAP as they relate to the Norilsk Group, see "Summary of Certain Differences Between IFRS and U.S. GAAP". For a discussion of certain differences between IFRS and RAS as they relate to the Norilsk Group, see "Summary of Certain Differences Between IFRS and RAS" included in Exhibit VI.

	Unaudited		Audited		
	For the three months ended March 31,		For the year ended December 31,		
	2005	2004	2004	2003	2002
Consolidated income statement data highlights	*(millions of U.S. dollars, except earnings per share amounts as indicated)*				
Metal sales revenues	**1,630**	**1,583**	**7,033**	**5,196**	**3,094**
Cost of metal sales	738	693	3,179	2,870	1,751
Gross profit on metal sales	**892**	**890**	**3,854**	**2,326**	**1,343**
Selling, general and administrative expenses	190	191	866	750	561
Other net operating expenses	48	78	153	60	(27)
Operating profit	**654**	**621**	**2,835**	**1,516**	**809**
Impairment of goodwill on acquisition	–	–	115	–	–
Interest expense	24	9	72	40	27
Net (income) from investments	(26)	(15)	(7)	(61)	(7)
Net (gains)/losses on derivative transactions	–	(10)	(6)	44	(215)
Other non-operating expenses	17	22	108	131	146
Profit before taxation	**639**	**615**	**2,553**	**1,362**	**858**
Taxation	193	167	696	493	286
Profit for the period(1)	**446**	**448**	**1,857**	**869**	**572**

	Unaudited		Audited		
	For the three months ended March 31,		For the year ended December 31,		
	2005	2004	2004	2003	2002
Consolidated income statement data highlights	*(millions of U.S. dollars, except earnings per share amounts as indicated)*				
Attributable to:					
Shareholders of the parent company	451	444	1,878	885	579
Minority interest	(5)	4	(21)	(16)	(7)
Earnings per share					
The calculation of basic and fully diluted earnings per share is based on:					
1. Profit for the period attributable to the shareholders of the parent company	451	444	1,878	885	579
2. Weighted number of ordinary shares in issue(2)					
Basic and fully diluted earnings per share (U.S. cents)	**215.7**	**210.8**	**891.6**	**420.1**	**274.9**
Consolidated cash flow data highlights for the period					
Net cash provided by operating activities	600	794	2,504	1,676	603
Net cash used in investing activities	(221)	(287)	(2,028)	(638)	(464)
Net cash from financing activities	(474)	(184)	21	(487)	(625)
Consolidated balance sheet data highlights (end of period)					
Cash and cash equivalents	1,240	1,236	1,346	954	424
Total assets	13,432	13,286	13,632	11,253	9,739
Total debt (long-term and short-term borrowings, bank overdrafts and capitalized finance leases)	1,482	682	1,209	607	822
Long-term borrowings	650	129	657	169	147
Total liabilities	3,209	3,998	2,989	2,706	2,434
Total shareholders' equity	10,223	9,288	10,643	8,547	7,305

(1) As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Norilsk Group including minority interest. Net profit previously presented in the income statement for 2004, 2003 and 2002 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company".

(2) Earnings per share have been determined using the weighted average number of ordinary shares outstanding (excluding ordinary shares held by Norilsk or Safaiser Investments Ltd) during the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 and 2004. On average, there were 210,642,516 ordinary shares for each of the three years and for the three months ended March 31, 2004, and there were, on average, 209,129,097 ordinary shares for the three months ended March 31, 2005. Please refer to the financial statements attached for the earnings per share calculations.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE POLUS GROUP

The table below shows historical financial information of the Polus Group as at and for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2005 and 2004, which are extracted without material adjustment from the Polus Group's financial statements.

The selected financial data should be read in conjunction with "Operating and Financial Review and Prospects of the Polus Group" and the Polus Group's consolidated financial statements (including the notes thereto) included elsewhere in this Information Statement.

The Polus Group's consolidated financial statements have been prepared in accordance with IFRS since 2004, and Polus's standalone financial statements have been prepared in accordance with IFRS since 2003. No IFRS Financial Statements for the year ended December 31, 2002 or earlier years have been prepared. IFRS differ in certain significant respects from U.S. GAAP and RAS. For a discussion of certain differences between IFRS and U.S. GAAP as they relate to the Polus Group, see "Summary of Certain Differences Between IFRS and U.S. GAAP". For a discussion of certain differences between IFRS and RAS as they relate to the Polus Group, see "Summary of Certain Differences Between IFRS and RAS" included in Exhibit VI.

The financial statements for the year ended December 31, 2003 differ significantly from the financial statements for the year ended December 31, 2004 since the financial statements for the year ended December 31, 2004 include subsidiaries which were acquired and consolidated during 2004, while the financial statements as at December 31, 2003 are representative of Polus only. The financial statements as at March 31, 2005 and March 31, 2004 also differ significantly due to the reason discussed above.

	Unaudited		**Audited**	
	For the three months ended March 31,		**For the year ended December 31,**	
	2005	**2004**	**2004**	**2003**
Consolidated income statement data	*(millions of U.S. dollars, except earnings per share amounts as indicated)*			
Sales	**79**	**52**	**442**	**299**
Cost of sales	(44)	(25)	(235)	(108)
Gross profit	**35**	**27**	**207**	**191**
Selling, general and administrative expenses	(13)	(3)	(45)	(17)
Other net operating (expenses)/income	(2)	–	13	(15)
Operating profit	**20**	**24**	**175**	**159**
Impairment of goodwill on acquisition	–	–	(115)	–
Finance costs	(2)	–	(11)	–
Net income from investments	9	3	17	7
Other non-operating expenses	–	(1)	(4)	(2)
Profit before taxation	**27**	**26**	**62**	**164**
Taxation	(11)	(9)	(59)	(45)
Profit for the period(1)	**16**	**17**	**3**	**119**

	Unaudited		Audited	
	For the three months ended March 31,		For the year ended December 31,	
	2005	2004	2004	2003
Consolidated income statement data	*(millions of U.S. dollars, except earnings per share amounts as indicated)*			
Attributable to:				
Shareholders of the parent company	15	17	8	119
Minority interest	1	–	(5)	–
Earnings per share				
The calculation of basic and fully diluted earnings per share is based on:				
1. Profit for the period attributable to the shareholders of the parent company	15	17	8	119
2. Basic and fully diluted earnings per share (in thousands of U.S. dollars)(2)				
Basic	87	138	59	972
Fully diluted	51	70	31	492
Consolidated cash flow data highlights for the period				
Net cash (used in)/provided by operating activities	(2)(3)	12	120	147
Net cash provided by/(used in) investing activities	8	(105)	(586)	(145)
Net cash from financing activities	(1)	93	471	–
Consolidated balance sheet data highlights (as at period end)				
Cash and cash equivalents	17	4	13	4
Total assets	1,159	535	1,129	409
Total debt (long-term and short-term borrowings and obligations under finance leases)	31	94	42	0
Total liabilities	209	167	193	70
Total shareholders' equity	950	368	936	339

(1) As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Polus Group including minority interest. Net profit previously presented in the income statement for 2004 and 2003 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company".

(2) Basic earnings per share have been determined using the weighted average number of ordinary shares outstanding during the years ended December 31, 2004 and 2003 (137 and 123 shares, respectively) and the three months ended March 31, 2005 and 2004 (173 and 123 shares respectively). Fully diluted earnings per share have been determined using the weighted average number of ordinary shares and convertible preference shares during the years ended December 31, 2004 and 2003 (257 and 243 shares, respectively) and the months ended March 31, 2005 and 2004 (293 and 243 respectively). The earnings per share for Polyus Gold will be different because the number of ordinary shares in issue for Polyus Gold will be approximately the same as for Norilsk, which had 213,905,884 ordinary shares in issue as at August 11, 2005.

(3) Net cash provided by operating activities for the three months ended March 31, 2005 was negative as a result of increased stripping costs at the Olimpiada deposit and increased VAT recoverable, partially due to the seasonality of the alluvial gold business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF THE NORILSK GROUP

Investors should read the following discussion and analysis together with "Selected Historical Financial Information of the Norilsk Group" and the Norilsk Group's financial statements and the notes thereto included in this Information Statement. The Norilsk Group's financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP and RAS.

For a discussion of certain differences between IFRS and U.S. GAAP as they relate to the Norilsk Group, see "Summary of Certain Differences between IFRS and U.S. GAAP". For a discussion of certain differences between IFRS and RAS as they relate to the Norilsk Group, see "Summary of Certain Differences between IFRS and RAS" included in Exhibit VI.

The following discussion and analysis of the Norilsk Group's financial condition and results of operations includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this Information Statement.

Overview

The Norilsk Group is one of the world's premier metals and mining operations. In 2004, according to the Norilsk Group's estimates, it was, in terms of volume of production, the world's leading producer of nickel (approximately 19% of global production). According to analysts' estimates, in 2004, the Norilsk Group was, in terms of production, the leading producer of palladium (approximately 50% of global production), the fourth-largest producer of platinum (approximately 11% of global production, making the Norilsk Group the largest producer of platinum outside South Africa), and the eighth-largest producer of copper (approximately 3% of global production). As a result of recent acquisitions, the Norilsk Group estimates that, in 2004, it was Russia's largest gold producer in terms of production volume. The Norilsk Group also produces cobalt, rhodium, silver, iridium and ruthenium, although revenues from the sale of these metals were not material in 2004 to the Norilsk Group's total sales revenue. In 2004, the Norilsk Group produced 243,000 tonnes of nickel, 447,000 tonnes of copper, 4% more PGMs in Russia (excluding Stillwater Mining's production) than in 2003 and 1,220,000 troy ounces of gold (of which 1,085,000 troy ounces were attributable to the Polus Group). The Norilsk Group's nickel reserve base is one of the largest in the world, and its ore deposits contain a rich mixture of other valuable minerals.

Significant factors affecting the results of operations

The Norilsk Group's performance is affected by a number of external factors, including the demand and price for its products in the markets in which it operates, macroeconomic trends, production costs and currency exchange fluctuations. For a description of these and other factors affecting the Norilsk Group's business and financial results, see "– Disclosures about market risk".

The majority of the Norilsk Group operations are located in Russia. Therefore some of Russian macroeconomic trends influence the Norilsk Group's results of operations. While all of the Norilsk Group's revenues are either denominated in, or tightly linked to, the U.S. dollar, a significant proportion of the Norilsk Group's costs and expenditures are incurred in rubles. As a result, the strengthening of the ruble against the U.S. dollar has contributed to the increase in some expenses of the Norilsk Group when converted from rubles to U.S. dollars. In 2003, the ruble grew by 2.1% against the U.S. dollar, in 2004 the ruble grew by 6.1% against the U.S. dollar and in the first quarter of 2005 the ruble grew by 2.9% against the U.S. dollar.

Seasonality

In general, the production of the Norilsk Group is not affected by seasonality. Alluvial gold is produced by the Polus Group from May until mid-November, and, outside of this period, alluvial gold is not produced due to winter weather conditions in Russia. Alluvial gold production contributed approximately 23% of gold produced by the Polus Group in 2004, and, therefore, the effects of such seasonality on the overall revenue of the Norilsk Group are not currently material.

Effects of hyperinflationary accounting

Prior to 2003, Russia was deemed a highly inflationary economy based on the criteria set out in IAS 29 – Financial Reporting in Hyperinflationary Economies ("IAS 29"). IAS 29 requires the restatement of financial statements in terms of current monetary units if highly inflationary conditions exist in an economy. As of January 1, 2003, Russia's economy ceased to be regarded as a hyperinflationary economy under IAS 29. Therefore, since that date, the Norilsk Group has ceased making the restatements set out in IAS 29 with respect to its operating companies. As a result, there is no monetary gain or loss for the three months ended March 31, 2005 or the years ended December 31, 2004 and 2003 in the consolidated financial statements of the Norilsk Group prepared in accordance with IFRS for those periods.

Taxation

Generally, in accordance with the laws of the Russian Federation, tax declarations remain open and subject to inspection for a period of three years following the end of the tax year.

Russian tax legislation is subject to varying interpretations and changes, which can and do occur frequently. The management of the Company believes that the Norilsk Group has adequately provided for tax liabilities in its financial statements. The risk remains, however, that the relevant authorities could take differing positions with regard to interpretive issues, which could have a significant effect on the financial condition or results of operations of the Norilsk Group.

Acquisitions

During the periods under review, the Norilsk Group acquired equity interests in the following companies:

Stillwater Mining

In June 2003, the Norilsk Group acquired 55.4% of the ordinary shares of Stillwater Mining. Of this total, 45.5 million newly issued ordinary shares of Stillwater Mining, or 50.5% of the total issued ordinary shares, were acquired for cash consideration totaling USD 100 million, plus 877,169 ounces of palladium valued at USD 178.5 per troy ounce, resulting in an aggregate value of that palladium of USD 157 million. As a result of a tender offer in September 2003, the Norilsk Group acquired an additional 4.4 million shares at a cost of USD 32.6 million, resulting in a total investment in Stillwater Mining of USD 289 million. The Stillwater Mining acquisition resulted in geographical diversification of the Norilsk Group's resource base.

Strategic acquisitions of interests in transportation companies

In 2003, the Norilsk Group acquired additional shares in OJSC Arkhangelsk Commercial Sea Port for USD 2 million, increasing the Norilsk Group's ownership from 35.1% to 53.1%.

In April 2005, Norilsk acquired 100% of LLC Terminal, which provides repair and diving services as well as surveying and ship landing services for river and sea ships based in the Murmansk Sea port, for USD 21 million.

Strategic acquisitions of interests in energy companies and related opportunities

In accordance with its strategy of aiming to secure energy supplies to its production facilities, the Norilsk Group has acquired interests in several energy companies during the periods under review. In 2003, the Norilsk Group acquired a 1% equity stake in RAO UES for USD 115.6 million. In June 2005, Norilsk acquired an additional 2.5% of RAO UES for a total consideration of USD 322 million, raising its total equity stake in RAO UES to 3.5%.

In 2004, Norilsk acquired additional shares of OJSC Krasnoyarskenergo for USD 5 million, increasing the Norilsk Group's ownership by 2% to 25.5%, and additional shares of OJSC Kolenergo, including 7.52% of ordinary shares and 7.31% of preference shares, for USD 42.3 million, increasing the Norilsk Group's ownership from 10.0% to 24.8% (comprised of ordinary and preference shares).

In March 2005, the Norilsk Group announced plans to create a new unified energy company, OJSC Norilsk Taimyr Energy Company ("NTEC"), with RAO UES in the Norilsk industrial district. The new company will incorporate Norilskenergo, a division of the Company, and OJSC Taimyrenergo, a 100%-owned subsidiary of RAO UES, with the assets of Norilskenergo and OJSC Taimyrenergo leased to NTEC for 10 years. The Company and RAO UES will own 51% and 49%, respectively, in NTEC. The Norilsk Group's management is confident that the unified energy company will help to increase the operational reliability of the Norilsk industrial district's power system and the stability of energy supplies to the Norilsk Group. Management also believes that the unified energy company should help to optimize power capacity utilization through providing power, in summer, by a hydro power plant (operated by RAO UES), and, in winter, by a thermal power plant (operated by Norilskenergo). The Norilsk Group is studying investment needs in the reconstruction of OJSC Taimyrenergo assets, estimated at approximately USD 70 million over the next 10 years. In March 2005, the Board of Directors of RAO UES approved the formation of NTEC, as well as the lease of the assets owned by OJSC Taimyrenergo. A similar decision was taken by the Board of Directors of MMC Norilsk Nickel in respect of Norilskenergo in April 2005.

Acquisition of gold mining assets and prospective gold mining assets

The Norilsk Group and the Polus Group have acquired interests in various gold mining assets and prospective gold mining assets in the periods under review. Some of these interests have been adjusted for rounding in the discussion below.

Gold Fields

In March 2004, the Norilsk Group acquired 98.5 million ordinary shares, representing approximately 20% of the total number of ordinary shares outstanding, of Gold Fields from Anglo South Africa Capital (Proprietary) Limited for ZAR 77.5 per share, resulting in total consideration of ZAR 7.6 billion (approximately USD 1.2 billion).

In May 2005, Norilsk transferred its 20% stake in Gold Fields to its 100% owned subsidiary Jenington International Inc. ("Jenington"), a company incorporated under the laws of the British Virgin Islands. In May 2005, Polus acquired from Norilsk all of the shares of Jenington for USD 946 million. In June 2005, the Norilsk Group nominated two candidates to the board of directors of Gold Fields, and those two candidates were elected to that board of directors on June 21, 2005.

Lenzoloto

In April 2004, Polus completed the legal formalities related to the acquisition of 50.5% of the charter capital, representing 65.9% of the ordinary shares, of Lenzoloto for USD 179 million. The financial and

operating results of Lenzoloto have been consolidated within the Polus Group since the date of acquisition in the second quarter of 2004. In July 2004, the Polus Group acquired an additional 2.4% ordinary and 4.1% preference shares of Lenzoloto for USD 11.9 million. At the end of 2004, Polus held 57% of the shares (comprised of ordinary and preference shares) of Lenzoloto.

In June 2005, Polus won a tender for 5.6% of the ordinary shares of Lenzoloto for USD 2.9 million, raising Polus' total stake in Lenzoloto to 62.6% (comprised of ordinary and preference shares) of the charter capital and equaling 76.3% of ordinary shares.

Matrosov Mine

In April 2004, Polus completed the legal formalities related to the acquisition of 38% of the charter capital, representing 50.7% of the ordinary shares, of Matrosov Mine for USD 35.6 million. The financial and operating results of Matrosov Mine have been consolidated within the Polus Group since the date of acquisition in the second quarter of 2004. In May-July 2004, the Polus Group acquired an additional 13.7% of the ordinary shares and 5.5% of the preference shares of Matrosov Mine for a total consideration of USD 18.1 million. At the end of 2004, Polus held 57.1% (comprised of ordinary and preference shares) of the shares of Matrosov Mine.

In April-May 2005, the Polus Group acquired an additional 31.3% of the issued ordinary shares of Matrosov Mine for USD 72.2 million, raising Polus' total stake in Matrosov Mine to 88.4% (comprised of ordinary and preference shares) of the charter capital and equaling 93.1% of ordinary shares.

Acquisitions of prospective gold mining assets in Russia

In December 2003, Polus acquired a license for exploration and subsequent gold production at the Titimuhta deposit located in the area of the Olimpiada deposit for USD 10.1 million.

In September 2004, the Polus Group acquired a license for exploration and subsequent gold production at the Panimbinsky exploration area located in the area of the Olimpiada deposit for USD 0.08 million.

In December 2004, the Polus Group acquired a 100% interest in the share capital of CJSC Tonoda ("Tonoda"), which owns the license for exploration and subsequent gold production at the Chertovo Koryto deposit, in the Irkutsk region, for USD 28.3 million.

In January 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Mukodek exploration area in the Irkutsk region for USD 0.2 million.

In February 2005, Polus, through its subsidiary LZRK, acquired for USD 25.8 million a 74% stake in OJSC Pervenets ("Pervenets"), in which Lenzoloto held the remaining 26% stake. In April 2005, the Polus Group increased its effective interest in Pervenets to 100% through the purchase by Polus' wholly-owned subsidiary, LZRK, of Lenzoloto's 26% stake. Pervenets holds licenses for exploration and subsequent gold production at the Verninskoe and Pervenets deposits located in the Bodaibo district of the Irkutsk region. In addition, in February 2005, the Polus Group acquired a license for exploration and subsequent gold production of the Bamskoe deposit in the Amur region for USD 0.9 million. In February 2005, the Polus Group increased its effective interest from 57% to 100% in CJSC GRK Sukhoy Log, CJSC Vitimenergo, LLC Lengeo and LLC Vitimservice.

In March 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Degdekan exploration area in the Magadan region for USD 1.2 million.

In April 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Vostochnoe exploration area, which is part of the Tokichansky ore field in the Magadan region, for USD 0.6 million. The Vostochnoe exploration area is located near the Degdekan exploration area, which was acquired by the Polus Group in March 2005.

In June 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Razdolinskiy and Ziryanovskiy exploration areas for USD 0.7 million and USD 0.2 million, respectively.

Other geological research and exploration in Russia in 2005

In accordance with its diversification strategy, the Norilsk Group undertakes geological explorations for gold and other minerals in Russia. The Norilsk Group has continued the search for new deposits of PGMs, copper and nickel in the Koevsky and Mikchangdinsky sites in the Norilsk region, and has searched for low-sulphide PGM deposits within the Norilsk ore field. On the Kola Peninsula, the Norilsk Group has conducted geologic research to discover new copper and nickel deposits for the replacement of the existing resource base of the Kola Peninsula division, as well to discover, and prepare estimates of, low-sulphide platinum and gold sites. In 2005, the Norilsk Group plans to conduct geologic and geophysical exploration of prospective sites in the new Kureisko-Gorbiachinsky ore field.

The Norilsk Group plans to participate in a number of government auctions and tenders for exploration and mining rights scheduled for 2005 and 2006.

Sales

In 2004, as a result of the restructuring of the Norilsk Group's international sales distribution network, which started in 2003, the Norilsk Group's base metals were sold, in Europe, through the Norilsk Group's new distribution company, Norilsk Nickel Europe, in the United States, through Norilsk Nickel USA and, in Asia, through Norilsk Nickel Asia. The implementation of this distribution policy allowed the Norilsk Group to achieve wider geographical diversification of sales and increase the share of both long-term sales contracts and direct sales to end users.

Results of operations

The following sets forth the components of the Norilsk Group's revenues and expenses.

Metal sales revenue

The Norilsk Group derives revenue from the sale of joint product metals consisting of nickel, copper, palladium, platinum and gold. Metal sales revenue represents the net invoiced value for all joint product metal supplied to customers, excluding sales and value-added taxes. Revenue from the sale of by-products, consisting of cobalt, rhodium, ruthenium, iridium and silver, is netted-off against production costs.

Cost of metal sales and gross profit

Cost of metal sales include:

- on-mine and concentrating costs, including labor costs, costs for consumables and spares, repairs and maintenance costs, insurance, utilities, tailing pipe maintenance and relocation costs and sundry on-mine and concentration costs;
- smelting costs, including labor costs, costs for consumables and spares, non-ferrous scrap metals purchased costs, platinum group scrap metals purchased costs, insurance costs, utilities costs, repairs and maintenance costs and sundry smelting costs;

- treatment and refining costs, including labor costs, consumables and spares costs, platinum group metals toll refining costs, utilities, insurance, repairs and maintenance, sundry treatment and refining costs;
- other costs, including costs of refined metals purchased from third parties, mining and pollution taxes and costs from transportation of metals;
- amortization and depreciation of operating assets; and
- movement in finished goods inventory.

Gross profit represents metal sales revenue less cost of metal sales.

Unit cost of production

Production costs are allocated among joint products based on the following key principles:

- All mining and processing costs are allocated among the five joint products, comprising nickel, copper, palladium, platinum and gold, using the Relative Sales Value (RSV) of joint products produced as a mechanism for the allocation. The RSV of joint products is calculated as the actual saleable production during the period multiplied by the ruling market prices on the London Metal Exchange ("LME"), the London Platinum and Palladium Market ("LPPM") or the London Bullion Market Association over the same period.
- All mining and processing costs allocated to joint products are reduced by the sales revenue generated by by-products, including cobalt, rhodium, ruthenium, iridium and silver, as well as the net realizable value of any by-product stock holdings at period end.
- Unit cost of production for each joint product is then calculated by dividing the net production cost related to that joint product by the actual saleable output of that joint product.

Selling, general and administrative expenses

Selling general and administrative expenses include export customs duties, salaries, taxes other than mining pollution and income taxes, advertising, external research and development, transportation expenses, consulting services, legal and audit services, commission paid, repairs and maintenance, bank charges, amortization and depreciation and insurance and other expenses.

Other net operating expenses

Other net operating expenses include loss on disposal of property, plant and equipment, provision for other non-current assets, including value added tax recoverable and impairment of capital construction-in-process, foreign exchange loss/gain, doubtful debts expensed/recovered, decrease in provision for tax penalties, net operating profit from non-mining entities and other profits.

Operating profit

Operating profit is gross profit less selling, general and administrative expenses and other net operating expenses.

Other non-operating expenses

Other non-operating expenses include maintenance of social sphere facilities and donations.

Profit before taxation

Profit before taxation is operating profit less impairment of goodwill on acquisition, interest expense, gains or losses from investments, gains or losses on derivatives transactions and other non-operating expenses. Interest expense principally comprises interest paid on the Norilsk Group's outstanding debt facilities and related charges and expenses associated with the arrangement and maintenance of these facilities.

Taxation

The principal liability of the Norilsk Group, as shown in the consolidated financial statements for the periods under review, consists of income taxes of the Russian Federation, Belgium, Luxembourg, Switzerland, the United Kingdom, the United States and China.

As a legal entity incorporated in the Russian Federation, the Company had its taxable profits taxed at a rate of 24% for the years under review. Norgem SA had its taxable profits taxed in accordance with the laws of Belgium at the rate of 34% for the year ended December 31, 2004 and 40% for the years ended December 31, 2003 and December 31, 2002. Norilsk Nickel Holding SA and Metal Trade Overseas SA had their taxable profits taxed in accordance with the laws of Switzerland at the rate of 12% for the years under review. Stillwater Mining and Norilsk Nickel USA had their taxable profits taxed in accordance with the laws of the United States at the rate of 39% for the years under review. Norilsk Nickel Asia had its taxable profits taxed in accordance with the laws of China at the rate of 17.5% in the period ended December 31, 2004. Norimet Limited and Norilsk Nickel Europe Limited had their profits taxed in accordance with the laws of the United Kingdom at the rate of 30% for the periods under review. A Luxembourg subsidiary of the Norilsk Group, Norilsk Nickel Finance Luxembourg S.A., did not have any taxable profits during the periods under review. Profits of a BVI subsidiary of the Norilsk Group, Norplat Trading SA, were subject to no tax during the periods under review.

The charge for taxation is based on the taxable profit for each period and takes account of deferred tax attributable to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Profit for the period

Profit for the period is profit after taxation. Due to the change in IAS 1, Presentation of Financial statements, which becomes effective for annual periods beginning on or after January 1, 2005, the format of the Norilsk Group's income statement has been changed so that the bottom line of the statement presents overall financial results – profit or loss – for the period of the Norilsk Group as a whole, including minority interest. Net profit previously stated in the Norilsk Group's consolidated financial statements for the year ended December 31, 2004 corresponds in the new format of the income statement to the line "profit for the period attributable to the shareholder of the parent company".

Results of operations for the three months ended March 31, 2005 compared with the three months ended March 31, 2004

Metal sales revenue

Revenues for the quarter ended March 31, 2005 increased by USD 47 million and reached USD 1,630 million, compared with USD 1,583 million for the corresponding period of 2004. The increase in revenues was mainly due to:

- an increase in selling prices for nickel and copper quarter on quarter;

- an increase in gold sales revenue quarter on quarter, mainly due to an increase in the volume of sales of gold produced by Polus at its Olimpiada mine, as well as, beginning in the second quarter of 2004, to the consolidation of Lenzoloto's sales, which were not included in the results of the first quarter for 2004.

The increase in revenues in the first quarter of 2005 was partially offset by a decrease in revenues from sales of palladium and platinum, which decreased from USD 455 million in the first quarter of 2004 to USD 387 million in the first quarter of 2005.

The table below shows the average realized export selling price of nickel and copper for the periods indicated.[1]

	Three months ended March 31,		
	2005	**2004**	**Change**
	(U.S. dollars per tonne)		*(%)*
Nickel	15,239	14,794	3%
Copper	3,211	2,398	34%

(1) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004. Data prior to that date remains classified information. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

The table below shows the volume of metal sales for the periods indicated.

	Three months ended March 31,		
Metal	**2005**	**2004**	**Change**
	(thousands of tonnes, ounces or troy ounces except Russian PGMs)		*(%)*
Total nickel (tonnes)[1]	52	59	(12%)
Total copper (tonnes)	88	99	(11%)
Palladium (% of the corresponding period of the previous year)[2]	96%	144%	(4%)
Platinum (% of the corresponding period of the previous year)[2]	83%	106%	(17%)
Palladium (ounces)[3]	229[4]	171[5]	34%
Platinum (ounces)[3]	56	50	12%
Gold (troy ounces)	220	158	39%
Gold produced by the Polus Group	186	130	43%
Gold produced by Norilsk	34	28	21%

(1) Excluding sales of refined metals purchased from third parties.

(2) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004. Data prior to that date remains classified information. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

(3) Sales of Stillwater Mining.

(4) Including the sale of 111,000 ounces of palladium transferred by the Norilsk Group to Stillwater Mining in 2003 as part of the purchase consideration for its shares in 2003.

(5) Including the sale of 46,000 ounces of palladium transferred by the Norilsk Group to Stillwater Mining in 2003 as part of the purchase consideration for its shares in 2003.

Nickel

In the quarter ended March 31, 2005, nickel sales increased by USD 42 million to USD 867 million as compared with USD 825 million for the corresponding period in 2004, mainly due to a 3% increase in the average realized export selling price for the period from USD 14,794 per tonne in the first quarter of 2004 to USD 15,239 per tonne in the first quarter of 2005. However, sales of nickel in physical terms, excluding sales of refined metals purchased from third parties, decreased by 12% to 52,000 tonnes in the first quarter of 2005 as compared to 59,000 tonnes in the first quarter of 2004.

Copper

In the quarter ended March 31, 2005, copper sales increased by USD 45 million to USD 285 million as compared with USD 240 million for the corresponding period in 2004, mainly due to an increase in the average realized export selling price from USD 2,398 per tonne in the first quarter 2004 to USD 3,211 per tonne in the first quarter of 2005. Sales of copper in physical terms decreased by 11%, from 99,000 tonnes in the first quarter of 2004 to 88,000 tonnes in the first quarter of 2005.

Palladium

In the quarter ended March 31, 2005, palladium sales decreased by 14% to USD 215 million from USD 250 million for the first quarter of 2004, mainly due to a decrease in palladium market prices and a 4% decrease in sales volume of palladium produced in Russia compared to the first quarter of 2004. Stillwater Mining's sales in the first quarter of 2005 grew by 34% to 229,000 ounces of palladium, which included sales of 111,000 ounces of metal transferred by the Norilsk Group in 2003 as part of the purchase consideration for the shares of Stillwater Mining. Stillwater Mining's sales in the first quarter of 2004 amounted to 171,000 ounces of palladium, which included sales of 46,000 ounces of the metal transferred by the Norilsk Group in 2003 as part of the purchase consideration for Stillwater Mining shares.

Platinum

In the quarter ended March 31, 2005, platinum sales decreased by USD 33 million to USD 172 million as compared with USD 205 million for the first quarter of 2004, mainly due to a 17% decrease in sales volume of platinum produced in Russia compared to the corresponding period of 2004. Stillwater Mining's platinum sales increased from 50,000 ounces in the first quarter of 2004 to 56,000 ounces in the first quarter of 2005.

Gold

In the quarter ended March 31, 2005, gold sales increased by USD 28 million to USD 91 million as compared with USD 63 million for the first quarter in 2004. The volume of gold sold in the first quarter of 2005 increased by 39% to 220,000 troy ounces from 158,000 troy ounces in the first quarter of 2004, mostly due to the consolidation of Lenzoloto. The Polus Group's sales of gold in physical terms increased from 130,000 troy ounces in the first quarter of 2004 to 186,000 troy ounces in the first quarter of 2005, while Norilsk's sales (excluding the Polus Group) increased from 28,000 troy ounces to 34,000 troy ounces of gold in that period.

Cost of metal sales

In the three months ended March 31, 2005, cost of sales grew by 6% compared with the three months ended March 31, 2004.

The table below shows a breakdown of cost of metal sales for the periods indicated.

	Unaudited		
	Three months ended March 31,		
	2005[1]	2004	Change
	(millions of U.S. dollars)		(%)
Cash operating costs	627	557	13%
Labor	183	183	0%
Consumables and spares	146	124	18%
Cost of refined metals purchased from third parties	67	87	(23%)
Non-ferrous and PGM scrap metals purchased	55	33	67%
Mining and pollution taxes	38	35	9%
Repairs and maintenance	25	21	19%
Insurance	28	15	87%
Transportation of metals	25	19	32%
Utilities	23	20	15%
PGM toll refining cost	15	9	67%
Other cash costs	22	11	100%
Amortization and depreciation of operating assets	114	102	12%
(Increase)/decrease in metal inventories	(3)	34	(109%)
Cost of metal sales	**738**	**693**	**6%**

(1) The Norilsk Group's cash operating costs consolidate the cash operating costs of Lenzoloto and Matrosov Mine from the date of acquisition of majority interests in those companies in 2004.

Cash operating costs

In the three months ended March 31, 2005, cash operating costs increased by USD 70 million to USD 627 million from USD 557 million in the corresponding period of 2004. The breakdown of cash operating costs remained relatively constant. Labor costs remained the largest single item of cash operating costs, accounting for 29% of cash operating costs in the three months ended March 31, 2005 as compared to 33% in the three months ended March 31, 2004.

The main reasons for the growth of cash operating costs in the three month period ended March 31, 2005 from the corresponding period of 2004 included:

- an increase in cash operating costs of USD 19 million, due to the ruble's appreciation against the U.S. dollar, which amounted to 2.9% in the three month period ended March 31, 2005, and a respective increase of costs in U.S. dollar terms;

- an increase in cash operating costs of USD 17 million, due to decrease in revenue generated from the sale of by-products; and

- an increase in the consumables and spares costs of Polus by USD 7 million, due to an increase in prices of purchased chemical reagents, and an increase in ore transportation and processing costs at Polus.

Labor costs

During the three months ended March 31, 2005, labor costs did not change from the corresponding period of 2004, and amounted to USD 183 million. An increase in labor costs was fully offset by a reduction in labor costs due to a reduction of the number of employees on the Taimyr and Kola Peninsulas.

Consumables and spares

In the three months ended March 31, 2005, consumables and spares costs increased by USD 22 million to USD 146 million compared to USD 124 million for the three months ended March 31, 2004, largely as a result of an increase of consumables and spares costs of Polus (attributable to higher prices of purchased chemical reagents) and inflationary growth of other consumable and spares prices in Russia.

Cost of refined metals purchased from third parties

During the three months ended March 31, 2005, the cost of refined metals purchased from third parties decreased by USD 20 million to USD 67 million from USD 87 million in the three months ended March 31, 2004, due to a decrease in the purchases of nickel in physical terms.

Non-ferrous and PGM scrap metals purchased

During the three months ended March 31, 2005, the cost of non-ferrous and PGMs scrap metals purchased increased by USD 22 million to USD 55 million, as a result of increased prices for copper scrap purchased by the Norilsk Group, an increase in volumes of copper scrap processed and an increase in prices for PGM scrap purchased by Stillwater Mining.

Mining and pollution taxes

During the three months ended March 31, 2005, mining and pollution taxes increased by USD 3 million to USD 38 million from USD 35 million for the three months ended March 31, 2004, primarily due to an increase in production volumes and metal market prices.

Repairs and maintenance

During the three months ended March 31, 2005, repairs and maintenance costs increased by USD 4 million to USD 25 million compared to USD 21 million for the three month period ended March 31, 2004, primarily due to the repairs as part of the reconstruction of the second flash smelter furnace at the Nadezhda Metallurgical Plant on the Taimyr Peninsula.

Insurance

During the three months ended March 31, 2005, insurance costs increased by USD 13 million from USD 15 million for three months ended March 31, 2004 to USD 28 million, due to further implementation of the corporate insurance strategy, which resulted in the expansion of insurance coverage and an increase in the number of insured properties.

Transportation of metals

During the three months ended March 31, 2005, transportation costs increased by USD 6 million to USD 25 million from USD 19 million for the three months ended March 31, 2004, primarily due to an increase in shipments of copper cathodes for production of value-added rolled copper, as well as increase of shipments of matte produced on the Taimyr Peninsula for further processing on the Kola Peninsula.

Utilities

Utility costs increased by USD 3 million from USD 20 million in the three months ended March 31, 2004 to USD 23 million for the three months ended March 31, 2005, due to an increase in utility tariffs.

PGM toll refining costs

In the three months ended March 31, 2005, PGM toll refining expenses increased by USD 6 million to USD 15 million compared to USD 9 million for the corresponding period of 2004, due to an increase of production of PGMs with a higher chemical purity at the Taimyr Peninsula and an increase in processing of secondary materials by Stillwater Mining.

Amortization and depreciation of operating assets

Amortization and depreciation increased by USD 12 million to USD 114 million in the three months ended March 31, 2005 from USD 102 million in the period ended March 31, 2004, as a result of commissioning of the underground Severny-Gluboky mine on the Kola Peninsula and the first part of the Skalisty mine at the Taimyr Peninsula, commissioning of new mining equipment at Polus' Olimpiada mine.

Decrease in metal inventories

In the first three months of 2005, metal inventories increased by USD 3 million, due to a slight increase in nickel and copper stockpiles by the Norilsk Group's international distribution companies in order to ensure stable deliveries of metals during the second quarter of 2005 in periods of limited navigation and to support the timely delivery of products sold to Asia in response to the growing demand from that region. In the first three months of 2004, metal inventories decreased by USD 34 million.

Unit cost of production

The table below shows the cost of production of the Norilsk Group (excluding the Polus Group) per tonne of nickel and copper and per troy ounce of gold for the periods indicated.

	Taimyr Peninsula			**Kola Peninsula**		
	For the 3 months ended March 31,			**For the 3 months ended March 31,**		
	2005	**2004**	**Change**	**2005**	**2004**	**Change**
	(U.S. dollar per tonne or per troy ounce)		*(%)*	*(U.S. dollar per tonne or per troy ounce)*		*(%)*
Nickel (tonne)	4,311	4,152	4%	5,190	4,655	11%
Copper (tonne)	934	907	3%	935	816	15%
Gold (troy ounce)	173	221	(22%)	190	243	(22%)

Nickel and copper unit cost of production

In the three months ended March 31, 2005, the cost of nickel production on the Taimyr Peninsula grew by 4% from USD 4,152 per tonne in the three months ended March 31, 2004 to USD 4,311 per tonne, while, on the Kola Peninsula, the cost of nickel production increased by 11% from USD 4,655 per tonne in the three months ended March 31, 2004 to USD 5,190 per tonne in the three months ended March 31, 2005.

The cost of copper production on the Taimyr Peninsula increased by 3% from USD 907 per tonne in the three months ended March 31, 2004 to USD 934 per tonne in the three months ended March 31, 2005. The cost of copper production on the Kola Peninsula increased by 15% from USD 816 per tonne produced in the three months ended March 31, 2004 to USD 935 in the three months ended March 31, 2005.

The unit cost of production of both nickel and copper increased in the three months ended March 31, 2005 compared to the corresponding period of 2004, mainly due to the relative growth of their share in the Norilsk Group's relative sales value, due to the significant growth of nickel and copper market prices and higher costs in U.S. dollar terms resulting from the appreciation of the ruble against the U.S. dollar by 2.9% in that period.

Gold unit cost of production

The cost of production of one troy ounce on the Taimyr Peninsula decreased by 22%, from USD 221 in the three months ended March 31, 2004 to USD 173 in the three months ended March 31, 2005. The cost of gold production on the Kola Peninsula also decreased by 22% from USD 243 per troy ounce in the three months ended March 31, 2004 to USD 190 in the three months ended March 31, 2005. The decrease was attributable mainly to the relative decrease of the share of gold in the Norilsk Group's relative sales value.

Unit cost of gold production by the Polus Group

The table below shows the cost of production of the Polus Group per troy ounce of gold for the periods indicated.

	Three months ended March 31,		
	2005	**2004**	**Change**
	(U.S. dollars per troy ounce)		*(%)*
Cost of production	189	142	33%
Cash operating cost	141	110	28%

For the three months ended March 31, 2005, the costs of gold production of the Polus Group grew to USD 189 per troy ounce from USD 142 per troy ounce for the corresponding period of 2004, while cash operating costs increased from USD 110 per troy ounce in the first quarter of 2004 to USD 141 in the first quarter of 2005. The increase in cash operating costs and costs of production of the Polus Group in the first quarter of 2005 resulted from an increase in ore transportation and processing costs due to the decrease in the gold content in the processed ore, an increase in prices of consumables, an increase in amortization charges as a result of the consolidation of Lenzoloto and Matrosov Mine from the second quarter in 2004 to December 31, 2004 and the appreciation of the ruble against the U.S. dollar.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses of the Norilsk Group for three months ended March 31, 2005 of USD 190 million remained substantially the same as in the corresponding period of 2004 (USD 191 million). There was no increase in that period largely as a result of the fact that the growth of SG&A expenses of the Polus Group from USD 3 million in the first quarter of 2004 to USD 13 million in the first quarter of 2005, due to the consolidation of the SG&A expenses of Lenzoloto and Matrosov Mine (including increased exploration costs at Matrosov Mine), and the increase in SG&A expenses in U.S. dollar terms, due to the appreciation of the ruble in that period, were offset by an actual reduction in

expenses at the Norilsk Group (excluding the Polus Group). The largest item of SG&A expense, export customs duties, declined from USD 68 million in the first quarter of 2004 to USD 59 million in the first quarter of 2005, due to a reduction in sales volumes of metals (except for gold).

Other net operating expenses

Other net operating expenses for the three months ended March 31, 2005 decreased to USD 48 million from USD 78 million for the three months ended March 31, 2004, due to a smaller increase in the provision for tax penalties of USD 19 million in the three months ended March 31, 2005, compared with USD 32 million in the three months ended March 31, 2004, and a decrease in provision for asset impairment of USD 41 million, due to provisions which were set up in 2004 for the write-off of obsolete equipment, which resulted from the audit of obsolete equipment conducted in 2004.

Other non-operating expenses

In the three months ended March 31, 2005, other non-operating expenses declined by USD 5 million in comparison with the three months ended March 31, 2004 to USD 17 million, due to a decrease in maintenance expenses for social infrastructure facilities.

Taxation

The table below shows the Norilsk Group's provision for taxation for the periods indicated.

	Unaudited		
	Three months ended March 31,		
	2005	2004	Change
	(millions of U.S. dollars)		*(%)*
Current taxation	228	211	8%
Deferred taxation	(35)	(44)	(20%)
Total	**193**	**167**	**16%**

In the three months ended March 31, 2005, taxation expense increased by 16% to USD 193 million, from USD 167 million in the period ended March 31, 2004, due to an increase in the effective tax rate from 27% to 30%, which resulted from an increase in the share of expenses which did not reduce the tax base for the purposes of profit tax calculation, including, in particular, the expenses related to revaluation of Gold Fields and RAO UES shares.

Profit for the period

Profit for the three months ended March 31, 2005 decreased by USD 2 million to USD 446 million, from USD 448 million for the corresponding period of 2004.

Results of operations for the year ended December 31, 2004 compared with the year ended December 31, 2003

Metal sales revenue

In 2004, metal sales revenue increased by 35% compared with 2003 to a total of USD 7,033 million. The main factors that contributed to the revenue growth in 2004 included:

- an increase in average annual realized export selling prices for all metals sold by the Norilsk Group;

- the consolidation of the financial results of Stillwater Mining for the full financial year and of the gold mining companies, Lenzoloto and Matrosov Mine, for 9 months, starting from the second quarter of 2004; and
- an increase in physical sales of palladium produced by the Norilsk Group in Russia and the United States, including the sale of palladium by Stillwater Mining from stock.

The table below shows the average realized export selling price of nickel and copper for the periods indicated.(1)

	Year ended December 31,		
	2004	2003	Change
	(U.S. dollars per tonne)		*(%)*
Nickel	14,121	8,991	57%
Copper	2,820	1,765	60%

(1) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004. Data prior to that date remains classified information. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

The table below shows the volume of metal sales for the periods indicated.

Metal	Year ended December 31, 2004	2003	Change
	(thousands of tonnes, ounces or troy ounces except Russian PGMs)		*(%)*
Total nickel (tonnes)(1)	250	308(2)	(19%)
Total copper (tonnes)	451	467	(3%)
Palladium (% of the corresponding period of the previous year)(3)	114%	505%(4)	14%
Platinum (% of the corresponding period of the previous year)(3)	93%	115%	(7%)
Palladium (ounces)(5)	850(6)	223(7)	281%
Platinum (ounces)(5)	202	64(7)	216%
Gold (troy ounces)	1,221	941	30%
Gold produced by the Polus Group	1,086(8)	794	37%
Gold produced by Norilsk	135	147	(8%)

(1) Excluding sales of refined metals purchased from third parties.

(2) Including 60,000 tonnes of pledged nickel sold.

(3) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004. Data prior to that date remains classified information. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

(4) Excluding 877,169 ounces of palladium used as part of the purchase consideration of Stillwater Mining.

(5) Sales of Stillwater Mining.

(6) Including sales of 375,000 ounces of palladium transferred by the Norilsk Group to Stillwater Mining in 2003 as part of the purchase consideration for its shares in 2003.

(7) The Norilsk Group's share of Stillwater Mining's sales for the last six months of 2003, excluding sales of metals produced by the Norilsk Group's mines in Russia. The Norilsk Group initially acquired a 50.5% ownership in Stillwater Mining at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003, thus increasing its ownership to 55.4%. In 2003 Stillwater Mining sold 464,000 ounces of palladium and 149,000 ounces of platinum.

(8) The total of 1,086,000 troy ounces of gold sold by the Polus Group comprised 819,000 troy ounces of gold sold by Polus, Lenzoloto's sales of 257,000 troy ounces and Matrosov Mine's sales of 10,000 troy ounces. Lenzoloto sales and Matrosov Mine sales are included for the nine months from the date of acquisition, on April 6, 2004 to December 31, 2004. Lenzoloto's sales totaled 260,000 troy ounces and 273,000 troy ounces in 2004 and 2003, respectively. Matrosov Mine's sales totaled 16,000 troy ounces and 23,000 troy ounces in 2004 and 2003, respectively.

Nickel

Nickel sales grew by 26% in 2004, from USD 2,824 million in 2003 to USD 3,564 million. The reduction in physical sales of nickel, excluding sales of refined metals purchased from third parties, by 19%, or 58,000 tonnes, in 2004 to 250,000 tonnes compared to 2003 was offset by the growth in the average realized export selling price of nickel by 57% from USD 8,991 per tonne in 2003 to USD 14,121 per tonne in 2004. The reduction in physical volume sold was due to the fact that, in 2003, approximately 60,000 tonnes of nickel was sold from stock which had been used as collateral security against a syndicated loan received from banks. If the sale of pledged nickel in 2003 is disregarded, the sales volume of nickel grew by 2,000 tonnes in 2004 from 2003.

Copper

The decrease in physical sales of copper by 3% from 2003 to 451,000 tonnes in 2004 was offset by the growth of average realized copper selling prices by 60% from USD 1,765 per tonne in 2003 to USD 2,820 per tonne in 2004, which resulted in the growth of copper sales revenues by 53% to USD 1,265 million in 2004 from USD 828 million in 2003.

Palladium

Despite difficult market conditions and the considerable surplus on the palladium market, the implementation of a new distribution strategy and the restructuring of its international sales distribution network enabled the Norilsk Group to sell all the PGMs produced by the Norilsk Group in Russia in 2004.

Palladium sales grew by 57% in 2004, from USD 640 million in 2003 to USD 1,005 million. Palladium sales growth was due to:

- 14% higher sales in physical terms of palladium produced by the Norilsk Group in Russia;
- a 380% increase in physical sales of palladium by Stillwater Mining compared to 2003 (due to the consolidation of the full annual results of Stillwater Mining for 2004 as compared to just six months in 2003 and the sale of an additional 375,000 ounces of palladium from stock, which was originally received from the Norilsk Group as part of the purchase consideration for Stillwater Mining shares); and
- an increase in the average annual realized selling price of palladium.

Stillwater Mining's own sales in 2004 amounted to 850,000 ounces of palladium, which included sales of 375,000 ounces of palladium transferred by the Norilsk Group as discussed above.

Platinum

The growth of platinum sales by 31% from USD 537 million in 2003 to USD 706 million in 2004, despite a 7% decrease in the physical sales of the metal produced by the Norilsk Group in Russia, was mainly due to:

- the consolidation of the full annual results of Stillwater Mining for 2004 (as compared to 6 months in 2003), and
- the growth in the average realized export selling price.

Gold

The gold sales of the Norilsk Group grew by 34% in 2004 and amounted to USD 493 million as compared to USD 367 million in 2003. The growth in gold sales was mainly due to:

- a 30% increase in gold sales in physical terms as a result of consolidation of the financial results of Lenzoloto and Matrosov Mine for the last 9 months of 2004; and
- an increase in the average realized export selling prices of gold.

Sales of gold produced by the Norilsk Group (excluding the Polus Group) fell slightly in physical terms in 2004, from 147,000 troy ounces in 2003 to 135,000 troy ounces.

Consolidated gold sales of the Polus Group increased to 1,086,000 troy ounces in 2004, from 794,000 troy ounces in 2003, due to the consolidation of Lenzoloto and Matrosov Mine. Polus acquired controlling interests in Lenzoloto and Matrosov Mine on April 6, 2004. Accordingly, the consolidated financial statements of the Norilsk Group for 2004 included Lenzoloto's sales for 9 months of 2004 of 257,000 troy ounces of gold (260,000 troy ounces for the whole year), and Matrosov Mine's sales of 10,000 troy ounces for 9 months of 2004 (16,000 troy ounces for the whole year). Polus' sales, excluding its subsidiaries, increased by 3.2% to 819,000 troy ounces in 2004, from 794,000 troy ounces in 2003.

Cost of metal sales

The cost of metal sales grew by 11% in 2004, from USD 2,870 million in 2003 to USD 3,179 million.

The table below shows a breakdown of cost of metal sales for the periods indicated.

	Audited		
	Year ended December 31,		
	2004[1]	2003[2]	Change
	(millions of U.S dollars)		(%)
Cash operating costs	2,475	2,277	9%
Labor	790	756	4%
Consumables and spares	557	694	(20%)
Cost of refined metals purchased from third parties	211	179	18%
Non-ferrous and PGM scrap metals purchased	175	91	92%
Mining and pollution taxes	141	117	21%
Repairs and maintenance	121	81	49%
Insurance	110	71	55%
Transportation of metals	97	117	(17%)
Utilities	92	70	31%
PGM toll refining cost	57	45	27%
Other cash costs	124	56	121%
Amortization and depreciation of operating assets	466	422	10%
Decrease in metal inventories	238	171	39%
Cost of metal sales	**3,179**	**2,870**	**11%**

(1) The Norilsk Group's cash operating costs consolidate the cash operating costs of Lenzoloto and Matrosov Mine from the date of acquisition of interests (comprising ordinary shares and preference shares) of 57% and 57.1%, respectively, in those companies on April 6, 2004 to December 31, 2004, and the cash operating costs of Stillwater Mining for the full year in 2004.

(2) The Norilsk Group's cash operating costs consolidate the cash operating costs of Stillwater Mining from the date of acquisition (the Norilsk Group initially acquired a 50.5% ownership in Stillwater Mining at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003, thus increasing its ownership to 55.4%) and the cash operating costs of Polus for the full year in 2003.

Cash operating costs

In 2004, cash operating costs grew by 9% from USD 2,277 million in 2003 to USD 2,475 million. Labor costs remained the most significant item of cash operating costs, accounting for 32% of cash operating costs in 2004 as compared to 33% in 2003. The share of consumables and spares decreased significantly in 2004, from 30% in 2003 to 23%.

Key reasons for the growth of cash operating costs in 2004 included:

- an increase in cash operating costs by USD 186 million due to the consolidation of the cash operating costs of Stillwater Mining for 12 months of 2004, as well as cash operating costs of the gold mining companies, Lenzoloto and Matrosov Mine, starting from the second quarter of 2004; and
- an increase in cash operating costs of USD 154 million due to the ruble's appreciation against the U.S. dollar, which amounted to 6% in 2004 using the average annual exchange rate, and a respective increase of costs in U.S. dollar terms.

The increase in cash operating costs resulting from the consolidation of Stillwater Mining, Lenzoloto and Matrosov Mine and from the ruble appreciation (an aggregate of USD 340 million) was offset by:

- a decrease in actual cash operating costs by USD 23 million; and
- a decrease in cash operating costs by the amount of the increase in revenue generated from the sale of by-products totaling USD 119 million.

Labor costs

In 2004, labor costs grew by USD 34 million to USD 790 million. The increase of these costs resulted mainly from the consolidation of Stillwater Mining (for 12 months) and Lenzoloto and Matrosov Mine (for 9 months) and the growth of costs in dollar terms due to the ruble's appreciation against the U.S. dollar. Excluding the labor costs attributable to those companies that were consolidated by the Norilsk Group in 2004, labor costs decreased by 7% to USD 634 million in 2004, due to a reduction in the number of employees on the Taimyr Peninsula, Kola Peninsula and other divisions of the Norilsk Group in Russia and a decrease in new additions to the corporate pensions and other defined benefit plans, combined with a reduction in the estimate of liabilities under the joint corporate pension plan.

Consumables and spares

Despite the consolidation of consumables and spares costs of Stillwater Mining for 12 months and Lenzoloto and Matrosov Mine for 9 months, and the growth of these costs in U.S. dollar terms on account of the appreciation of the ruble against the U.S. dollar, consumables and spares costs fell in 2004 by USD 137 million from 2003 to USD 557 million. This reduction resulted mainly from the provision for obsolescence, which was created in 2003, and the consequent sale of slow-moving stock in 2004, which led to a reduction in the provision for obsolescence, as well as a reduction in unit transportation and procurement costs.

Cost of refined metals purchased from third parties

In 2004, costs of refined metals purchased from third parties increased by USD 32 million to USD 211 million, mostly due to growth in nickel prices.

Non-ferrous and PGM scrap metals purchased

The cost of non-ferrous and PGM scrap metals purchased increased by USD 84 million to USD 175 million in 2004 as a result of increased prices for copper scrap purchased by the Taimyr Peninsula and an increase in purchases of PGM scrap by Stillwater Mining.

Mining and pollution taxes

The increase in the mining and pollution taxes by USD 24 million to USD 141 million in 2004 was due to the consolidation of the respective costs of Lenzoloto and Matrosov Mine for 9 months and increased payments of pollution tax, due to changes in the tax regulations on environmental pollution in Russia.

Repairs and maintenance

Repair and maintenance costs grew by USD 40 million to USD 121 million in 2004, due to the consolidation of the respective costs of Stillwater Mining for 12 months, the cost of preparatory repairs as

part of the reconstruction of the second flash smelter furnace at the Nadezhda Metallurgical Plant on the Taimyr Peninsula, the consolidation of the respective costs of Lenzoloto and Matrosov Mine for 9 months and the appreciation of the ruble against the U.S. dollar.

Insurance

In 2004, insurance costs increased by USD 39 million to USD 110 million, due to the implementation of the Norilsk Group's new property insurance strategy, which was adopted by the Management Board of Norilsk in 2003 in order to expand insurance coverage, and a related increase in the number of insured properties on the Taimyr Peninsula.

Transportation of metals

The USD 20 million decline in cost of metal transportation in 2004 to USD 97 million was due to the reduction in base metal deliveries outside of Russia.

Utilities

Utility costs increased by USD 22 million to USD 92 million as a result of the consolidation of the respective costs of Stillwater Mining for 12 months and, Lenzoloto and Matrosov Mine for 9 months and the growth of energy tariffs in Russia in ruble terms.

PGM toll refining costs

Expenses related to PGM toll refining increased by USD 12 million in 2004 to USD 57 million due to an increase in PGM production in Russia, the consolidation of Lenzoloto PGM toll refining cost for 9 months of 2004 and an increase in PGM toll refining tariffs.

Amortization and depreciation of operating assets

Amortization and depreciation charges on operating assets increased by USD 44 million to USD 466 million in 2004 compared to 2003 as a result of the following factors:

- The appreciation of the ruble against the U.S. dollar;
- changes in the estimate of the useful life of fixed assets located in the Taimyr and Kola Peninsulas, due to the release of ore reserves and mineral resources of the Talnakh ore field and Zhdanovskoe deposit following an audit by an independent consultant; and
- the consolidation, in 2004, of the financial results of Stillwater Mining for 12 months and the consolidation of the financial results of Lenzoloto and Matrosov Mine for 9 months.

Decrease in metal inventories

Decrease in metal inventories increased by USD 67 million to USD 238 million in 2004, mainly due to the sale by Stillwater Mining of 375,000 ounces of the 877,169 ounces of palladium that was received from the Norilsk Group as part of the purchase consideration for Stillwater Mining.

Unit cost of production

The table below shows the cost of production of the Norilsk Group (excluding the Polus Group) per tonne of nickel and copper and per troy ounce of gold, for the periods indicated.

	Taimyr Peninsula			Kola Peninsula		
	For the year ended December 31,			For the year ended December 31,		
	2004	2003	Change	2004	2003	Change
	(U.S. dollars per tonne or troy ounce)		*(%)*	*(U.S. dollars per tonne or troy ounce)*		*(%)*
Nickel (tonne)	4,367	3,972	10%	5,022	4,595	9%
Copper (tonne)	978	931	5%	867	836	4%
Gold (troy ounce)	182	222	(18%)	198	247	(20%)

Nickel and copper unit cost of production

In 2004, the cost of nickel production on the Taimyr Peninsula increased by 10% to USD 4,367 per tonne and, on the Kola Peninsula, increased by 9% to USD 5,022 per tonne. In 2004, the cost of copper production on the Taimyr Peninsula increased by 5% to USD 978 per tonne and, on the Kola Peninsula, increased by 4% to USD 867 per tonne.

The key reason for the increase in the unit cost of production of nickel and copper was the relative growth of their share in the Norilsk Group's relative sales value, due to the significant growth of nickel and copper market prices and higher costs in U.S. dollar terms resulting from the appreciation of the ruble against the U.S. dollar by 6.1% in 2004 compared to 2003.

Gold unit cost of production

In 2004, the production cost per troy ounce of gold decreased on the Taimyr Peninsula by 18% to USD 182, and in the Kola Peninsula by 20%, from USD 247 per troy ounce in 2003 to USD 198 in 2004. The decreases were due to the fact that gold sales have decreased proportionately in value when compared to the Norilsk Group's total relative sales value, which is used as a basis for allocating all production costs among the joint products.

Unit cost of gold production by Polus, including subsidiaries

The table below shows the unit cost of production of the Polus Group per troy ounce of gold for the periods indicated.

	Year ended December 31,		
	2004	2003	Change
	(U.S. dollars per troy ounce)		*(%)*
Cost of production	209	133	57%
Cash operating cost	175	107	64%

The cost of production per troy ounce of gold of the Polus Group increased by USD 76 to USD 209 in 2004. The cash operating cost per troy ounce of the Polus Group increased by USD 68 to USD 175 in 2004.

The production cost per troy ounce of gold of the Polus Group increased in 2004, mainly due to the increase in operating costs resulting from the consolidation of the financial results of Lenzoloto and Matrosov Mine from April 2004, and the appreciation of the ruble against the U.S. dollar. In 2004, Lenzoloto had a cost of production per troy ounce of gold of USD 346, compared to Polus's cost of production per troy ounce of gold of USD 159. A significant part of the unit cost of gold production in 2004 was comprised of the depreciation of non-current assets, representing USD 34 per troy ounce.

Selling, general and administrative expenses

In 2004, SG&A expenses increased by USD 116 million to USD 866 million from USD 750 million in 2003. The increase in SG&A expenses resulted from the consolidation, in 2004, of Stillwater Mining for the full year and Lenzoloto and Matrosov Mine for 9 months from the second quarter of 2004, representing, in total, USD 23 million, and the appreciation of the ruble against the U.S. dollar, representing USD 51 million. The key item in SG&A expenses, export duties, increased by USD 33 million to USD 291 million in 2004 as a result of a rise in metal sales revenue. The second largest item, salary costs, increased by USD 65 million to USD 201 million as a result of the consolidation, in 2004, of the respective costs of Stillwater Mining for the full year and Lenzoloto and Matrosov Mine for 9 months. Due to changes in the calculation of the property tax base in 2004 pursuant to which only fixed assets became taxable, taxes included in SG&A expenses decreased by USD 18 million to USD 77 million. In 2004, the external research and development costs component of SG&A expenses increased by USD 31 million to USD 40 million, which resulted from the financing of hydrogen energy research and the geological exploration of the Natalka deposit.

Impairment of goodwill on acquisition

In 2004, the Norilsk Group reviewed the carrying value of goodwill that arose on the acquisition of Lenzoloto and determined that it should be written-off. As a result, the impairment of goodwill arising on the acquisition of Lenzoloto amounted to USD 115 million. The Norilsk Group's primary reason for purchasing Lenzoloto was to enhance its competitive position with respect to the Sukhoy Log tender, as Lenzoloto's adjacent infrastructure would be helpful in developing the Sukhoy Log deposit.

Other net operating expenses

Other net operating expenses grew by USD 93 million from USD 60 million in 2003 to USD 153 million in 2004, mainly as a result of a increase of USD 80 million to USD 140 million in expenses relating to the loss on disposal of property, plant and equipment. In particular, the Norilsk Group wrote-off some ancillary assets on the Taimyr and Kola Peninsulas, including the transfer by the Norilsk Group of public transportation to the city of Norilsk.

Other non-operating expenses

In 2004, other non-operating expenses declined, by USD 23 million to USD 108 million, mainly due to a significant reduction in maintenance expenses for social sphere facilities.

Taxation

The Norilsk Group's provision for taxation for the periods under review is set forth in the following table:

	Audited		
	Year ended December 31,		
	2004	2003	Change
	(millions of U.S. dollars)		(%)
Current taxation	818	592	38%
Deferred taxation	(122)	(99)	23%
Total	**696**	**493**	**41%**

Taxation increased by 41% to USD 696 million in the year ended December 31, 2004 from USD 493 million in the year ended December 31, 2003. The increase was mainly due to an increase in the Norilsk Group's profit before income tax. In the year ended December 31, 2004 the effective tax rate was reduced to 27% from 36% in the comparable year ended December 31, 2003, due to a change in the valuation allowance of available-for-sale assets and the tax effect of the impairment of goodwill.

Profit for the year

Profit for the period increased from USD 869 million in 2003 to USD 1,857 million in 2004.

Results of operations for the year ended December 31, 2003 compared with the year ended December 31, 2002

Metal sales revenue

In 2003, the Norilsk Group's metal sales revenue increased by 68% compared to 2002 and totaled USD 5,196 million. The main reasons for the revenue growth were:

- the increase of physical sales volumes of metals, particularly nickel, palladium and gold; and
- the growth of the average annual realized export prices of nickel, copper, gold and platinum.

The table below shows the average realized export selling price of nickel and copper for the periods indicated.(1)

	Year ended December 31,		
	2003	2002	Change
	(U.S. dollars per tonne)		(%)
Nickel	8,991	6,728	34%
Copper	1,765	1,563	13%

(1) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004 (data prior to that date remains classified information). When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

The table below shows the volume of metal sales for the periods indicated.

Metal	Year ended December 31, 2003	2002	Change
	(thousand tonnes, ounces or troy ounces except Russian PGMs)		*(%)*
Total nickel (tonnes)(1)	308(2)	225	37%
Total copper (tonnes)	467	442	6%
Palladium (% change compared with previous year)(3)	505%(4)	37%	405%
Platinum (% change compared with previous year)(3)	115%	74%	15%
Palladium (ounces)(5)	223(6)	–	–
Platinum (ounces)(5)	64(6)	–	–
Gold (troy ounces)	941	301	213%
Gold produced by Polus Group	794	92(7)	763%
Gold produced by Norilsk	147	209	(30%)

(1) Excluding sales of refined metals purchased from third parties.

(2) Including 60,000 tonnes of pledged nickel sold.

(3) Sales of PGMs produced by the Norilsk Group in Russia were subject to State secrecy legislation until 2005. As a result of amendments to that secrecy legislation and rulings issued by the Russian government in 2005, the Norilsk Group is now permitted to disclose publicly, in respect of PGMs, both current data and historic data which relates to a period after February 18, 2004. Data prior to that date remains classified information. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this data during 2005.

(4) Excluding 877,169 ounces of palladium used as part of the purchase consideration of Stillwater Mining.

(5) Sales of Stillwater Mining.

(6) The Norilsk Group's share of sales volumes of Stillwater Mining for the last six months of 2003 and sales from the Norilsk Group's Russian mines are not included. The Norilsk Group initially acquired a 50.5% ownership in Stillwater Mining at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003, thus increasing its ownership to 55.4%. In 2003, Stillwater Mining sold 464,000 ounces of palladium and 149,000 ounces of platinum.

(7) The Norilsk Group acquired Polus on November 1, 2002 and sales by Polus were included for the two months from the date of acquisition on November 1, 2002 to December 31, 2002. The total sales for Polus for the year ended December 31, 2002 amounted to 794,000 troy ounces of gold.

Nickel

In 2003, the favorable conditions in the nickel market, coupled with the increase in physical sales volumes, excluding sales of refined metals purchased from third parties, by 37% to 308,000 tonnes, contributed to the 67% growth in revenues from sales of this metal compared with 2002. The average realized export sales price of nickel increased from USD 6,728 per tonne in 2002 to USD 8,991 per tonne in 2003.

Copper

As a result of a 6% increase in copper sales in physical terms from 442,000 tonnes in 2002 to 467,000 tonnes in 2003 and higher realized export copper prices (USD 1,563 per tonne in 2002 compared to USD 1,765 per tonne in 2003), copper sales grew by 15% to USD 828 million in 2003.

Palladium

The increased sales of palladium produced in Russia in physical terms, together with the consolidation of Stillwater Mining's financial results for the last two quarters of 2003, contributed to an increase in palladium sales revenues of 242%, amounting to USD 640 million in 2003 compared to USD 187 million in 2002. The share of total metal sales revenues comprising revenues from palladium sales increased from 6% in 2002 to 12% in 2003.

Platinum

Platinum sales increased by 39% and amounted to USD 537 million in 2003 compared to USD 387 million in 2002, mainly due to an increase of 15% in the volume of sales of metal produced in Russia, together with the consolidation of Stillwater Mining's financial results for the last two quarters of 2003, and an increase in platinum market prices in 2003.

Gold

The share of the total sales revenues of the Norilsk Group represented by revenues from the sales of gold increased from 4% in 2002 to 7% in 2003, largely as a result of the consolidation of the 2003 annual results of Polus and the growth of gold prices. Revenues from sales of gold more than doubled from USD 113 million in 2002 to USD 367 million in 2003. The sales of gold, in physical terms, increased from 301,000 troy ounces in 2002 to 941,000 troy ounces in 2003.

Cost of metal sales

Total cost of metal sales increased by 64% in 2003 from 2002 and amounted to USD 2,870 million. Disregarding the decrease of USD 407 million in the cost of metal sales in 2002 attributable to the supply of palladium to repay a Ministry of Finance loan, the actual increase in the cost of metal sales from 2002 amounted to 33% in 2003.

The table below shows a breakdown of cost of metal sales for the periods indicated.

	Audited		
	Year ended December 31,		
	2003[1]	2002[2]	Change
	(millions of U.S. dollars)		*(%)*
Cash operating costs	2,277	1,720	32%
Labor	756	545	39%
Consumables and spares	694	565	23%
Cost of refined metals purchased from third parties	179	195	(8%)
Non-ferrous and PGM scrap metals purchased	91	38	139%
Mining and pollution taxes	117	42	179%
Repairs and maintenance	81	45	80%
Insurance	71	51	39%
Transportation of metals	117	63	86%
Utilities	70	77	(9%)
PGM toll refining cost	45	47	(4%)
Other cash costs	56	52	8%
Amortization and depreciation of operating assets	422	386	9%
Decrease in metal inventories	171	52	229%
Production cost of metal delivered to settle loan from the Ministry of Finance	–	(407)	(100%)
Cost of metal sales	**2,870**	**1,751**	**64%**

(1) The Norilsk Group's cash operating costs consolidate the cash operating costs of Stillwater Mining from the date of acquisition (the Norilsk Group initially acquired a 50.5% ownership in Stillwater Mining at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003, thus increasing its ownership to 55.4%) and the cash operating costs of Polus for the full year in 2003.

(2) The Norilsk Group's cash operating costs consolidate the cash operating costs of Polus of USD 5 million in total from November 1, 2002 to December 31, 2002.

Cash operating costs

Cash operating costs in total increased by USD 557 million from 2002 to USD 2,277 million in 2003. The break-down of cash operating costs remained relatively unchanged in 2003 compared to 2002. Two key items, labor and consumables and spares, accounted for 33% and 32% of total cash operating costs, respectively.

Key reasons for the growth of cash operating costs in 2003 included:

- the consolidation of the cash operating costs of Polus for the full 12 months of 2003, whereas, for 2002, it was only consolidated for 2 months from the date of acquisition of November 1, 2002 to December 31, 2002; and

- the consolidation of the cash operating costs of Stillwater Mining for six months from the date of acquisition at the end of the second quarter to December 31, 2003.

Labor costs

In 2003, labor costs grew by USD 211 million to USD 756 million. These costs increased mainly due to the consolidation of the annual operating costs of Polus in 2003 and the operating costs of Stillwater Mining for the last six months of 2003, and the recording of changes in the costs related to existing social programs. Labor costs also increased in accordance with the provisions of the Norilsk Group's collective labor agreement, which links increase in salaries to increases in productivity, and as a result of the establishment of a joint bonus pool for employees on the Taimyr and Kola Peninsulas.

Consumables and spares

In 2003, consumables and spares costs increased by USD 129 million to USD 694 million compared with 2002. This increase was mainly due to the consolidation of Polus for the full year and Stillwater Mining for the last six months of 2003, and was partially offset by an increase in the provision for obsolete inventories and materials.

Cost of refined metals purchased from third parties

In 2003, the cost of refined metal purchased from third parties decreased by 8% in comparison with 2002, from USD 195 million to USD 179 million.

Non-ferrous and PGM scrap metals purchased

In 2003, non-ferrous and PGM scrap metals purchased costs increased by USD 53 million to USD 91 million due to an increase in the volume of copper scrap purchased for subsequent processing at a time of high copper prices.

Mining and pollution taxes

Mining and pollution taxes increased by USD 75 million from 2002 to USD 117 million in 2003, largely as a result of the consolidation of mining and pollution taxes paid by Polus, higher natural resource tax contributions due to the an increase in production volumes and metal market prices, and the higher tax payments for environmental pollution attributable to operations on the Taimyr and Kola Peninsulas.

Repairs and maintenance

Repairs and maintenance costs grew by USD 36 million from 2002 to USD 81 million in 2003, mainly due to the consolidation of the repairs and maintenance costs of Polus (for a full year in 2003) and Stillwater Mining (for the last six months of 2003) and the reconstruction of the flash smelter furnace at the Nadezhda Metallurgical Plant.

Insurance

In 2003, insurance costs increased by USD 20 million to USD 71 million, mainly due to the expansion of insurance coverage to address additional risks, an increase in the number of insured, mainly properties on the Taimyr Peninsula, in accordance with the Norilsk's Group corporate insurance policy that was approved in 2003, and the consolidation of Stillwater Mining's insurance costs for the last six months of 2003.

Transportation of metals

Metal transportation costs increased by USD 54 million in 2003 to USD 117 million, mainly as a result of the increased tariffs for freight transportation by ice breakers on the North Sea route, in particular, resulting from the transportation of high-grade matter produced by operations on the Taimyr Peninsula for toll refining on the Kola Peninsula, and the higher cost of transportation of refined metals from Russia to European warehouses. The ice breakers' tariffs grew from USD 24 per tonne in 2002 to USD 39 per tonne in 2003. The increase of loading and off-loading costs in the Murmansk Sea Port and the growth of railway tariffs in Russia were additional factors contributing to the growth of metal transportation costs.

Utilities

Despite the consolidation of Stillwater Mining, the Norilsk Group's total utilities costs decreased from USD 77 million to USD 70 million in 2003. This reduction was due to the lowered standard electricity consumption rates introduced at the Norilsk's Group's operations on both the Taimyr and Kola Peninsulas.

PGM toll refining costs

PGM toll refining costs decreased by USD 2 million to USD 45 million in 2003 from USD 47 million in 2002.

Amortization and depreciation of operating assets

As a result of additions to fixed assets in the normal course of business, as well as the acquisition of the fixed assets of Stillwater Mining and Polus, depreciation charges on operating assets increased from USD 386 million in 2002 to USD 422 million in 2003.

Decrease in metal inventories

In 2003, the Norilsk Group reduced its refined metal inventory stock, which resulted in a USD 119 million increase in cost of sales attributable to decrease in metal inventories to USD 171 million from USD 52 million in 2002.

Unit cost of production

The table below shows the cost of production of the Norilsk Group (excluding the Polus Group) per tonne of nickel and copper and per troy ounce of gold for the years indicated.

	Taimyr Peninsula			Kola Peninsula		
	For the year ended December 31,			For the year ended December 31,		
	2003	2002	Change	2003	2002	Change
	(U.S. dollars per tonne or per troy ounce)		(%)	(U.S. dollars per tonne or per troy ounce)		(%)
Nickel (tonne)	3,972	2,916	36%	4,595	4,465	3%
Copper (tonne)	931	756	23%	836	1,032	(19%)
Gold (troy ounce)	222	180	23%	247	233	6%

Nickel and copper unit cost of production

In 2003, the cost of nickel production on the Taimyr Peninsula increased from USD 2,916 per tonne in 2002 to USD 3,972 per tonne. On the Kola Peninsula, the cost of production per tonne of nickel increased from USD 4,465 per tonne in 2002 to USD 4,595 per tonne in 2003. The key reason for the increase in the unit cost of production of nickel was the relative growth of its share in the Norilsk Group's relative sales value, due to the significant growth of nickel market prices.

On the Taimyr Peninsula, the cost of copper production increased from USD 756 per tonne in 2002 to USD 931 per tonne in 2003, while, on the Kola Peninsula, the cost of copper production declined from USD 1,032 per tonne to USD 836 per tonne.

Gold unit cost of production

The cost of gold production on the Taimyr Peninsula increased by USD 42 per troy ounce from 2002 and amounted to USD 222 per troy ounce in 2003. The cost of a troy ounce of gold produced by the Kola Peninsula increased from USD 233 in 2002 to USD 247 in 2003.

Unit cost of gold production by Polus

The table below shows the cost of production of Polus per troy ounce of gold for the periods indicated.

	Year ended December 31,		
	2003	2002	Change
	(U.S. dollars per troy ounce)		(%)
Cost of production	133	113	18%
Cash operating cost	107	–	–

Cost of production per troy ounce of gold at Polus increased by 18% to USD 133 per troy ounce in 2003 from USD 113 per troy ounce 2002.

Selling, general and administrative expenses

In 2003, the Norilsk Group's SG&A expenses increased by USD 189 million from 2002 to USD 750 million. Export customs duties increased by USD 112 million to USD 258 million in 2003 and transportation costs increased by USD 20 million to USD 51 million in 2003 due to the growth of exports of nickel, copper and PGMs. The growth of salaries by USD 50 million to USD 129 million in 2003 was primarily due to the consolidation of salaries of the head offices of Polus and Stillwater Mining, as well as to the expansion of the Norilsk Group's head office in Moscow. The withdrawal of a road users tax, which had been levied on sales at a rate of one and a half percent, caused a reduction in taxes other than mining and income tax of USD 46 million to USD 95 million in 2003.

Other net operating expenses

In 2003, other net-operating expenses changed from USD 27 million in income in 2002 to USD 60 million in expenses. The growth of net operating expenses was mainly due to the loss on disposal of property, plant and equipment and impairment of construction-in-progress.

Other non-operating expenses

Other non-operating expenses declined by USD 15 million to USD 131 million in 2003, mainly due to a decrease in charitable donations.

Taxation

The Norilsk Group's taxation for the periods under review is set forth in the following table:

	Audited		
	Year ended March 31,		
	2003	2002	Change
	(millions of U.S. dollars)		*(%)*
Current taxation	592	193	207%
Deferred taxation	(99)	93	(206%)
Total	**493**	**286**	**72%**

There was an increase in taxation of 72% to USD 493 million in 2003 from USD 286 million in 2002, largely due to the increase of the Norilsk Group's profit before taxation.

Profit for the year

Profit for the year amounted to USD 869 million in 2003, representing an increase of 52% from USD 572 million in 2002.

Balance sheet

The following is a discussion of some of the more significant line items in the consolidated balance sheet of Norilsk as at March 31, 2005, December 31, 2004 and December 31, 2003. The Norilsk Group continued to improve its working capital in the periods ended on those dates.

Property, plant and equipment

As at March 31, 2005, property, plant and equipment was USD 6,548 million compared to USD 6,644 million as at December 31, 2004. The decrease of USD 96 million was mainly due to an increase in amortization and depreciation charge for the period.

As at December 31, 2004, property, plant and equipment was USD 6,644 million compared to USD 6,068 million as at December 31, 2003. The increase of USD 576 million in property, plant and equipment resulted from:

- the commissioning of capital construction-in-progress projects during the year totaling USD 580 million, which were transferred to property, plant and equipment;
- the consolidation of the Lenzoloto and Matrosov Mine assets for a total of USD 261 million; and
- the effect of translation to the presentation currency, due to the appreciation of the ruble against the U.S. dollar, which led to an increase in property, plant and equipment in U.S. dollar terms of USD 370 million, net after adjustment for USD 71 million of accumulated amortization.

This increase in property, plant and equipment was partially offset by disposals of fixed assets totaling USD 132 million (including the amortization eliminated on the disposals totaling USD 115 million), the disposals of subsidiaries totaling USD 30 million, which included the sale of the Olenegorsk mechanical plant and Tuimsk precious metals works, as well as amortization totaling USD 557 million in 2004.

As at December 31, 2003, property, plant and equipment was USD 6,068 million, compared to USD 5,266 million as at December 31, 2002. The increase of USD 802 million was mainly due to:

- the commissioning of capital construction-in-progress projects during the year totaling USD 399 million that were transferred to property, plant and equipment;
- the acquisition of Stillwater Mining's assets, for a total of USD 480 million; and
- the effect of translation to the presentation currency, due to the appreciation of the ruble against the U.S. dollar, which led to an increase in property, plant and equipment in U.S. dollar terms of USD 410 million, net after adjustment for USD 52 million of accumulated amortization.

This increase in property, plant and equipment was partially offset by an amortization charge totaling USD 457 million.

Investment in securities and other financial assets

As at March 31, 2005, investments in securities and other financial assets were USD 1,343 million compared to USD 1,437 million as at December 31, 2004. The decrease of USD 94 million was mainly due to a decrease in equity securities available for sale as a result of the mark-to-market fair value adjustment to the investment in Gold Fields.

As at December 31, 2004, investments in securities and other financial assets were USD 1,437 million compared to USD 297 million as at December 31, 2003. The increase was due to the acquisition of a 20% interest in Gold Fields in March 2004.

As at December 31, 2003, investments in securities and other financial assets were USD 297 million compared to USD 130 million as at December 31, 2002. The increase was mainly due to a significant increase in equity securities available for sale of USD 91 million and an increase of USD 64 million in a bank deposit with a related party bank for a period exceeding three months.

Other assets

As at March 31, 2005, other assets were USD 868 million. As at December 31, 2004, other assets were at approximately the same level, totaling USD 863 million.

As at December 31, 2004, other assets were USD 863 million, compared to USD 668 million as at December 31, 2003. The increase was largely due to the net growth of value added tax recoverable of USD 30 million after an increase in the provision for recoverability of USD 52 million.

As at December 31, 2003, other assets were USD 668 million, compared to USD 576 million as at December 31, 2002. The increase was largely due to the growth of value-added tax recoverable as a result of an increase in expenditure.

Inventories

As at March 31, 2005, inventories of refined metals, work-in-process and stores and materials were USD 1,463 million compared to USD 1,517 million as at December 31, 2004. The reduction in inventories was mainly due to a reduction in the net carrying value of stores and materials of USD 55 million. Despite the sale of 111,000 ounces of palladium from Stillwater Mining's stock, the value of refined metals, both joint and by-products, as well as work-in-process, remained at USD 856 million at March 31, 2005 compared with USD 855 million as at December 31, 2004, indicating an increase in inventory as a result of production volume exceeding sales volume in the first quarter of 2005.

As at December 31, 2004, inventories of refined metals, work-in-process and stores and materials were USD 1,517 million compared to USD 1,582 million as at December 31, 2003. The decrease was mainly due to a reduction of USD 192 million in refined metal inventories, as a result of the sale of 375,000 troy ounces of palladium from Stillwater Mining's stock, which was partially offset by an increase in the net carrying value of stores and materials of USD 127 million, mainly as a result of the consolidation of Lenzoloto and Matrosov Mine with effect from the date of their acquisition by the Norilsk Group on April 6, 2004.

As at December 31, 2003, inventories of refined metals, work-in-process and stores and materials were USD 1,582 million compared to USD 1,836 million as at December 31, 2002. The reduction was attributable to a reduction of refined metals of USD 94 million and a decrease in stores and materials of USD 160 million due to the sale of obsolete items

Trade and other receivables

As at March 31, 2005, trade and other receivables were USD 423 million compared to USD 455 million as at December 31, 2004. The decrease was due to a lower volume of sales in the first quarter of 2005 compared to the final quarter of 2004.

As at December 31, 2004, trade accounts and other receivables were USD 455 million compared to USD 426 million as at December 31, 2003. The increase was mainly attributable to significant sales growth together with the consolidation of Lenzoloto and Matrosov Mine.

As at December 31, 2003, trade and other receivables were USD 426 million compared to USD 347 million as at December 31, 2002. The increase was mainly due to significant growth in sales revenue driven by higher metal prices, which resulted in the growth of trade accounts receivable by USD 145 million, a decrease in the provision for doubtful debts of USD 54 million and an increase of USD 23 million in promissory notes receivables. The increase was partially offset by a decrease of USD 85 million in advances to suppliers and a decrease of other receivables of USD 58 million.

Cash and cash equivalents

As at March 31, 2005, cash and cash equivalents were USD 1,240 million compared to USD 1,346 million as at December 31, 2004. The decrease was mainly due to the repurchase of 12,478,704 ordinary shares for a total consideration of USD 763 million.

As at December 31, 2004, cash and cash equivalents were USD 1,346 million compared to USD 954 million as at December 31, 2003. The increase resulted partly from an increase in cash generated by higher metal sales and also reflected cash reserved to finance the buy-back of the Company's shares, which was carried out from December 2004 to March 2005.

As at December 31, 2003, cash and cash equivalents were USD 954 million, compared to USD 424 million as at December 31, 2002.

Trade and other payables

As at March 31, 2005, trade and other payables were USD 358 million compared to USD 373 million as at December 31, 2004.

As at December 31, 2004, trade and other payables were USD 373 million compared to USD 368 million as at December 31, 2003. The increase was mainly due to a rise in payables in U.S. dollar terms as a result of the ruble's appreciation against the U.S. dollar and an increase in advances from customers of USD 42 million, resulting from an increase in realized prices for all metals sold by the Norilsk Group, as well as the consolidation of Lenzoloto and Matrosov Mine from the second quarter of 2004. This increase was partially offset by a decrease in promissory notes payable by USD 52 million to USD 13 million.

As at December 31, 2003, trade and other payables were USD 368 million compared to USD 323 million as at December 31, 2002. The increase was mainly due to the consolidation of Stillwater Mining.

Short-term borrowings (including current portion of long-term borrowings and overdrafts)

As at March 31, 2005, the Norilsk Group's short-term borrowings were USD 832 million compared to USD 552 million as at December 31, 2004. The increase was due to an increase of USD 250 million in U.S. dollar-denominated short term floating rate borrowings.

As at December 31, 2004, short-term borrowings were USD 552 million compared to USD 438 million as at December 31, 2003. The increase was mainly due to an increase in U.S. dollar-denominated short term borrowings at floating rates of interest and at fixed rates of interest, each totalling USD 42 million.

As at December 31, 2003, the Norilsk Group's short-term borrowings were USD 438 million compared to USD 675 million as at December 31, 2002. The decrease was largely a result of the repayment of a syndicated loan from banks, as well as a reduction in bank overdrafts.

Long-term borrowings

As at March 31, 2005, long-term borrowings were USD 650 million compared to USD 657 million at December 31, 2004.

As at December 31, 2004, long-term borrowings were USD 657 million compared to USD 169 million as at December 31, 2003. The increase in 2004 formed part of the Norilsk Group's policy to optimize its credit

portfolio, which aims to balance the portfolio between short- and long-term obligations and between fixed and floating rates borrowings. The increase was mainly due to the dêbut issue of Eurobonds totaling USD 498 million and a syndicated loan from foreign banks totaling USD 299 million, which was secured by export proceeds and bore an interest rate of LIBOR + 1.85% per annum from the date of receipt at the start of 2003, with a subsequent reduction in the interest rate to LIBOR + 1.4% per annum. In 2004, the Norilsk Group fully repaid a long-term syndicated loan totaling USD 150 million and bearing a higher interest of LIBOR + 3.25% per annum and there was a significant increase of USD 180 million in the reclassification as current portion repayable within 12 months.

As at December 31, 2003, the Norilsk Group's long-term borrowings were USD 169 million compared to USD 142 million as at December 31, 2002. The increase, which was partially offset by the repayment of a syndicated U.S. dollar-denominated loan of USD 200 million, was largely attributable to:

- a syndicated U.S. dollar-denominated USD 150 million loan, which bears an effective interest rate of LIBOR +3.25 % per annum and is secured by export sales proceeds of the Norilsk Group;
- a syndicated U.S. dollar-denominated USD 129 million loan, which bears an effective interest rate of LIBOR +4.75% per annum and is secured by 877,169 ounces of palladium with a carrying value of USD 157 million; and
- an exempt facility reversal series 2000 bond issued through the State of Montana Investment Board, which bears an effective interest rate of 8.57 % and matures on July 1, 2020.

Share capital and reserves

As at March 31, 2005, share capital and reserves were USD 10,223 million (including minority interest of USD 343 million) compared to USD 10,643 million (including minority interest of USD 366 million) as at December 31, 2004. The decrease was mainly due to the re-purchases of the Company's issued shares for a total of USD 763 million and a USD 18 million loss due to the effect of translation to the presentation currency, which was only partially offset by the profit for the period of USD 446 million for the three months ended March 31, 2005.

As at December 31, 2004, share capital and reserves were USD 10,643 million (including minority interest of USD 366 million) compared to USD 8,547 million (including minority interest of USD 344 million) as at December 31, 2003. The increase of USD 2,096 million included USD 1,857 million which was attributable to growth in the profit for the year less dividends paid of USD 308 million and USD 579 million which resulted from the translation from the measurement currency, rubles, to the presentation currency, U.S. dollars.

As at December 31, 2003, share capital and reserves were USD 8,547 million (including minority interest of USD 344 million) compared to USD 7,305 million (including minority interest of USD 101 million) as at December 31, 2002. The increase was mainly due to the effect of adopting the U.S. dollar as the presentation currency of the Norilsk Group, and the subsequent translation from the measurement currency, rubles, to the presentation currency, U.S. dollars, resulting in an increase in shareholders' equity totaling USD 585 million, and the increase in the profit for the year of USD 431 million, after declaring and paying dividends. Minority interest, disclosed as part of share capital and reserves equity, increased by USD 243 million, mainly as a result of the acquisition of Stillwater Mining.

Liquidity and capital resources

In addition to financing its existing operations, the Norilsk Group's liquidity need arises principally from the need to finance the acquisitions of strategic assets, capital construction and investments in property, plant and equipment. In general, the Norilsk Group was able to meet most of its liquidity needs out of cash flow provided by operating activities in the periods under review.

Net cash flow provided by operating activities

The Norilsk Group's primary source of liquidity is net cash provided by operating activities. Operating profit before charges for working capital for the period ended March 31, 2005 amounted to USD 839 million compared to USD 793 million in the period ended March 31, 2004, while working capital charges amounted to USD 38 million in the period ended March 31, 2005 and USD 187 million in the period ended March 31, 2004, resulting in cash flow from operations in the period ended March 31, 2005 to decrease by USD 103 million to USD 877 million from USD 980 million in the period ended March 31, 2004. Net cash provided by operating activities decreased by 25% from USD 794 million for the three months ended March 31, 2004, to USD 600 million in the three months ended March 31, 2005. The decrease was due to an increase in taxation paid and interest paid.

As a result of significant growth of metal sales, the Norilsk Group's net operating cash flow increased by 49% to USD 2,504 million for the year ended December 31, 2004 from USD 1,676 million in the year ended December 31, 2003. The increase was due to the combined effect of an increase in profit before tax (as discussed above) and the effect of certain non-cash items, including amortization and depreciation, changes in certain provisions and impairment of goodwill on acquisitions of subsidiaries, as well as a significant decrease in trade and other payables. In 2004, a considerable increase in operating cash flow enabled the Norilsk Group to invest in operating assets and make a number of strategic acquisitions, as well as accumulate significant cash resources.

In 2003, a considerable increase in operating cash flow enabled the Norilsk Group to invest in operating assets and to make strategic acquisitions, as well as to accumulate significant cash resources. As a result of the significant growth in metal sales, operating cash flow increased by USD 1,073 million to USD 1,676 million.

Net cash used in investing activities

The principal use of net cash used in investing activities over the periods under review was the purchase of property, plant and equipment and the purchase of securities and other financial assets.

In the first quarter of 2005, cash outflow from investing activities decreased by USD 66 million from USD 287 million in the first quarter of 2004 to USD 221 million, mainly due to a decrease in outflows on acquisition of subsidiaries.

Cash outflow from investing activities increased by USD 1,390 million to USD 2,028 million in 2004. The 2004 cash outflows included capital investment reflected in the acquisition of property, plant and equipment totaling USD 618 million and the acquisition of securities and other financial assets totaling USD 1,440 million, mainly attributable to the purchase of shares in Gold Fields and the acquisition of Lenzoloto and Matrosov Mine.

Cash outflow from investing activities increased by USD 174 million to USD 638 million in 2003, including capital investments of USD 440 million and the acquisition of shares in Stillwater Mining and RAO UES.

Net cash from financing activities

In the three months ended December 31, 2005, cash outflow from financing activities increased by 158% to USD 474 million from USD 184 million for the three months ended March 31, 2004. The change from 2004 to 2005 was principally due to the repurchase of shares from shareholders totaling USD 763 million in the period ended March 31, 2005.

In the year ended December 31, 2004, the Norilsk Group generated net cash inflow from financing activities totaling USD 21 million, as a result of an increase in long-term borrowing, including the issue of Eurobonds and the receipt of a syndicated loan, while the Norilsk Group generated cash outflow totaling USD 487 million in the year ended December 31, 2003. This increase in net cash flow was mainly due to a significant increase in net proceeds from bank loans, offset by a USD 618 million dividend paid to shareholders in the period ended December 31, 2004.

Cash used in financing activities decreased to USD 487 million in 2003 as a result of the restructuring of the debt portfolio.

Borrowings

The following table sets forth the Norilsk Group's borrowings as at the dates indicated.

	Unaudited		Audited		
	Three months ended March 31,		Year ended December 31,		
	2005	2004	2004	2003	2002
	(millions of U.S dollars)				
Long-term borrowings	650	129	657	169	147
Short-term borrowings	832	553	552	438	675
Current portion of long-term borrowings	321	39	323	143	74
Short-term borrowings	506	409	208	122	382
Bank overdrafts	5	105	21	173	219
Total borrowings	**1,482**	**682**	**1,209**	**607**	**822**

Short-term borrowings

Loans

The Norilsk Group entered into a number of ruble- and foreign currency-denominated loan agreements during the periods under review. The total amount outstanding under these loans as at the end of March 31, 2005 amounted to USD 506 million and, as at December 31, 2004, amounted to USD 208 million. U.S. dollar-denominated floating rate short-term borrowings outstanding as at March 31, 2005 amounted to USD 400 million and bear interest at LIBOR + 1.5% per annum. U.S. dollar-denominated fixed rate short-term borrowings outstanding as at March 31, 2005 amounted to USD 15 million and bear interest at a rate of 4% per annum. Ruble-denominated short term borrowings outstanding as at March 31, 2005 amounted to USD 91 million and bear interest at rates varying from 2% to 21% per annum. U.S. dollar-denominated floating rate short-term borrowings outstanding as at December 31, 2004 amounted to USD 150 million and bear

interest at LIBOR + 1.5% per annum. U.S. dollar-denominated fixed rate short-term borrowings outstanding as at December 31, 2004 amounted to USD 42 million and bear interest at rates varying from 4% to 10% per annum. Ruble-denominated short term borrowings outstanding as at December 31, 2004 amounted to USD 16 million and bear interest at rates varying from 10% to 20% per annum.

Overdrafts and letters of credit

As at March 31, 2005 and at December 31, 2004, the Norilsk Group had overdraft facilities for a total amount of USD 346 million with the following institutions: ING (Switzerland) (USD 100 million), Credit Suisse (Switzerland) (USD 75 million), BNP Paribas Suisse (Switzerland) (USD 75 million), Banque Cantonale Vaudoise (Switzerland) (USD 50 million), ROSBANK (Russia), which is a related party (see "Related Party Transactions"), (USD 36 million), Natexis (France) (USD 10 million). As at March 31, 2005, bank overdrafts were secured by joint products with a carrying asset value of USD 157 million and by trade accounts receivable with a carrying asset value of USD 17 million. As at December 31, 2004, bank overdrafts were secured by joint products with a carrying asset value of USD 100 million and by-products with a carrying asset value of USD 13 million and trade accounts receivable of USD 28 million.

Respective weighted average rates for bank overdrafts denominated in foreign currencies amounted to LIBOR + 1.1% per annum in both the period ended March 31, 2005 and the period ended December 31, 2004. The weighted average interest rate for bank overdrafts denominated in rubles amounted to 8% in both the period ended March 31, 2005 and the period ended December 31, 2004.

Under a revolving credit line, Norilsk had outstanding letters of credit totaling USD 111 million as at December 31, 2004, and totaling USD 95 million as at March 31, 2005. Under a revolving credit facility, Stillwater Mining had outstanding letters of credit totaling USD 3 million bearing interest at 4% as at the end of both March 31, 2005 and December 31, 2004.

Liquidity management facilities

The Norilsk Group has a number of facilities for the management of its day to day liquidity requirements. Net facilities available as at March 31, 2005 totaled USD 808 million from 16 banks.

As at December 31, 2004 the Norilsk Group had facilities available from 19 banks. Total net facilities available amounted to USD 1,100 million as at December 31, 2004.

Long-term borrowings

On September 30, 2004, Norilsk Nickel Finance Luxembourg S.A., a wholly owed subsidiary of the Norilsk Group, issued an aggregate amount of USD 500 million of 7.125% notes. The notes were issued at par value with interest payable semi-annually in arrears on March 30 and September 30, and are scheduled to mature on September 30, 2009. The notes are unconditionally and irrevocably guaranteed by the Company. As at March 31, 2005 and as at the end of December 31, 2004, USD 498 was outstanding under these notes.

On February 7, 2003, the Norilsk Group received a U.S. dollar-denominated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale. From February 7, 2003 to December 28, 2003, the loan bore an interest rate of LIBOR + 3.25% per annum. From December 28, 2003 to September 14, 2004, the loan bore an interest rate of LIBOR + 1.85% per annum. From September 15, 2004 until the scheduled repayment date, December 28, 2005, the loan bears an interest rate of LIBOR + 1.4% per annum. The loan is secured by future export proceeds of the Norilsk Group. As at December 31, 2004, USD 299 million was outstanding under this loan. As at March 31, 2005, USD 300 million was outstanding under this loan.

As at March 31, 2005, Stillwater Mining had USD 131 million outstanding under a USD 250 million credit facility arranged by Toronto Dominion. The facility bears a flexible interest rate and, as at March 31, 2005 and December 31, 2004, the interest rate payable under the credit facility amounted to LIBOR + 3.25% per annum. As at December 31, 2004, USD 132 million was outstanding under this credit facility. Repayment commenced in 2004, with the final installment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining are pledged as security under this credit facility. The loan agreement requires that 50% of the Stillwater Mining's annual excess cash flow, any proceeds from the sale of asset and the issuance of debt or equity securities, subject to specified exceptions, be offered to repay this loan. Further, the loan agreement requires that 25% of the net proceeds on the disposal of 390,000 ounces of palladium (for the period ended March 31, 2005) and 500,000 ounces of palladium (for the period ended December 31, 2004), received by Stillwater Mining as partial settlement for the acquisition of Stillwater Mining by the Norilsk Group be offered to repay this loan. As at March 31, 2005, the loan was effectively secured by 97,500 ounces of palladium with a carrying value of USD 18 million. As of December 31, 2004, the loan was effectively secured by 125,000 ounces of palladium with a carrying value of USD 22 million.

As at March 31, 2005 and December 31, 2004, the Norilsk Group had a commitment totaling USD 29 million under U.S. dollar-denominated Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board on July 6, 2002. The bonds have an effective interest rate of 8.57% and mature on July 1, 2020.

Other long term borrowings amount to USD 13 million as at March 31, 2005 and to USD 22 million as at December 31, 2004.

Certain refined metals are pledged as security for long-term borrowings. The amount of joint products pledged in respect of long-term borrowings, including pursuant to Stillwater Mining's credit facility discussed above, was USD 18 million as of March 31, 2005 and USD 22 million as of December 31, 2004.

Capital construction-in-progress

The Norilsk Group had the following capital expenditure in the periods subject to this review:

	Audited		
	As at December 31,		
	2004	2003	2002
	(millions of U.S. dollars)		
Capital expenditure	635	446	351

The principal focus of the Norilsk Group's capital investment policy during the periods under review included:

- the construction and commissioning of mining facilities to ensure the timely replacement of decommissioned facilities and to maintain current production levels and the value of metals in the ores mined at their current level;
- the technical upgrade of enrichment facilities, including the development of Norilsk Enrichment Plant in the Taimyr Peninsula, the upgrade of Enrichment Plant No.1 in the Kola Peninsula and the reconstruction of the Olympiada enrichment plant by the Polus Group, and the technical upgrade of metallurgy facilities, including the reconstruction of the technological lines of flash smelter at the

Nadezhda Metallurgical Plant, the reconstruction of the technological and suction gas evacuation system in the smelter and a facility producing elementary sulphur on the Copper plant in the Taimyr Peninsula and the reconstruction of the roasting shop of Pechenganikel in the Kola Peninsula;

- the implementation of automated engineering process management systems;
- environmental protection work aiming to reduce harmful emissions and improve the natural environment; and
- the construction, maintenance and conservation of energy production capacity, including the construction of the Pelyatka gas condensate deposit in the Taimyr Peninsula.

Capital commitments

The Management Board approved the following capital expenditure budget in the periods under review:

	As at December 31,		
	2004	2003	2002
	For 2005	For 2004	For 2003
	(millions of U.S. dollars)		
Maintenance of property, plant and equipment	361	523	N/A
Expansion of property, plant and equipment	366	240	N/A
Information technology	–	3	N/A
Total budgeted capital expenditure for next year	**727**	**766**	**352**
Next year budgeted capital expenditure allocated between:			
Contracted	379	402	N/A
Not contracted	348	364	N/A
Total budgeted capital expenditure for next year	**727**	**766**	**352**

Contracted obligations in respect of capital commitments after 2005 amount to approximately USD 26 million.

Critical accounting policies

The Norilsk Group prepares its consolidated financial statements in accordance with IFRS. The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reported period. The Norilsk Group's critical accounting policies are those that are most important to its financial condition and results of operations and those that require the most difficult, subjective or complex judgments by the management of the Norilsk Group. On an on-going basis, the management of the Norilsk Group evaluates its estimates and assumptions. The management of the Norilsk Group based its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the Norilsk Group's consolidated financial statements, actual results may vary from these estimates.

The management of the Company believes that the following policies are the Norilsk Group's critical accounting policies. For a summary of all accounting policies, including the critical accounting policies discussed below, please see Note 2 to the consolidated financial statements of the Norilsk Group included as exhibits to this Information Statement.

Measurement and presentation currency

The measurement currency of the Company, which reflects the economic substance of the underlying events and transactions of its operations, is the ruble.

The presentation currency of the consolidated financial statements is the U.S. dollar. Using the U.S. dollar as a presentation currency is common practice for global mining companies. In addition, the U.S. dollar is a more relevant presentation currency for international users of the consolidated financial statements of the Norilsk Group.

The translation from the ruble (measurement currency of the Company) into the U.S. dollar (presentation currency) is made as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than the profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The ruble is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of ruble-denominated assets and liabilities into U.S. dollars for the purpose of these consolidated financial statements does not imply that the Norilsk Group could or will in the future realize or settle in U.S. dollars the translated values of these assets and liabilities.

Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognized in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost to sell and value in use, unless the fair value less cost to sell is not possible to determine or if either of these amounts exceeds the assets carrying amount. The recoverable amount of mining assets whose fair value less cost to sell cannot be determined reliably is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term commodity prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Norilsk Group's investments is their fair value. For investments carried at fair value, a decline in fair value is recognized as a loss if there is objective evidence that these investments are impaired.

The recoverable amount of other assets is the higher of fair value less sale cost and value in use, i.e. the amount which the Norilsk Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized.

Provisions

Provisions are recognized when the Norilsk Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

Taxation

Generally, in accordance with the laws of the Russian Federation tax declarations remain open and subject to inspection for a period of three years following the tax year.

Russian tax legislation is subject to varying interpretation, and changes, which can occur frequently. The management of the Company believes that the Norilsk Group has adequately provided for tax liabilities in its consolidated financial statements However, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

The Norilsk Group recognizes deferred tax assets and liabilities for the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carry forwards using enacted tax rates expected to be in effect at the time these differences are realized. The Norilsk Group records valuation allowances for deferred tax assets when it is more likely than not that these assets will not be realized.

Disclosures about market risk

Commodity price risk

Commodity price risk is the risk that the Norilsk Group's current or future earnings will be adversely impacted by changes in the market prices of the Norilsk Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Norilsk Group is exposed to commodity price risk, given that a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metal, but at prices that will be determined by reference to market prices at the delivery date.

For a remaining portion of its metal sales revenues, the Norilsk Group manages its exposure to commodity price risk by entering into fixed price sales contracts and, in relation to Stillwater Mining, derivative contracts and cap and floor arrangements for the sale of refined metal to physical off-takers.

As at March 31, 2005, Stillwater Mining had agreed cap and floor arrangements for sales of platinum and palladium for each year up to and including 2010. These arrangements comprised, for the nine months ending December 31, 2005:

- 124,000 ounces of palladium subject to an average floor price of USD 425 per ounce and 25,000 ounces of platinum subject to an average ceiling price of USD 856 per ounce; and
- 521,000 ounces of palladium subject to an average floor price of USD 355 per ounce and 161,000 ounces of platinum subject to an average ceiling price of USD 702 per ounce.

Foreign currency risk

Currency risk is the risk that the financial results of the Norilsk Group will be adversely impacted by changes in exchange rates to which the Norilsk Group is exposed.

The majority of the Norilsk Group's revenues are denominated in U.S. dollars. Revenues from export sales represented approximately 87% of the Norilsk Group's metal sales revenues in the first quarter of 2005 and approximately 85%, 87% and 90%, respectively, in the years ended December 31, 2004, 2003 and 2002. The majority of the Norilsk Group's expenditures are denominated in rubles, and, as a result, operating profits may be adversely impacted by the appreciation of the ruble against the U.S. dollar.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Norilsk Group on a timely basis, leading to a financial loss for the Norilsk Group. The Norilsk Group minimizes its exposure to this risk by ensuring that credit risk is spread across a number of counterparties. In the three months ended March 31, 2005, sales revenue from the Norilsk Group's twenty largest customers represented 51% of its overall metal sales revenue.

Trade receivables comprise international companies, and credit is only extended to these customers. The Norilsk Group does not hedge its credit risk.

Interest rate risk

The Norilsk Group is exposed to interest rate risk on those of its borrowings that have a variable interest rate (exposing the Norilsk Group to the risk of short-term interest fluctuations or "interest cash flow risk"), as well as borrowings that are short-term in nature (exposing the Norilsk Group's refinancing activities to risks associated with changes in the applicable interest rate).

As at March 31, 2005, the Norilsk Group had long-term borrowings outstanding of USD 971 million, which, in addition to borrowings at a fixed rate of interest, included two syndicated loans whose outstanding principal amounts were USD 300 million and USD 131 million, respectively, and which bore interest at an annual rate of LIBOR + 1.85% and LIBOR + 3.25%, respectively. As at March 31, 2005, the Norilsk Group had short-term borrowings of USD 506 million, of which USD 400 million bore interest at a floating rate of LIBOR + 1.5% per annum, together with outstanding overdrafts of USD 5 million. If LIBOR were to increase by 100 basis points, the additional annual interest payable on these aggregate floating rate borrowings of USD 836 million would total USD 8.36 million.

The Norilsk Group enters from time to time into interest rate swap agreements to hedge its cash flow activities and assesses the effectiveness of these hedging activities at reporting intervals.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF THE POLUS GROUP

Investors should read the following discussion and analysis together with "Selected Historical Financial Information of the Polus Group" and the Polus Group's financial statements and the notes thereto included in this Information Statement. The Polus Group's financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP and RAS.

For a discussion of certain differences between IFRS and U.S. GAAP as they relate to the Polus Group, see "Summary of Certain Differences between IFRS and U.S. GAAP". For a discussion of certain differences between IFRS and RAS as they relate to the Polus Group, see "Summary of Certain Differences between IFRS and RAS" included in Exhibit VI.

The following discussion and analysis of the Polus Group's financial condition and results of operations includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause the actual results to differ materially from the results described in the forward-looking statements contained in this Information Statement.

Overview

The Polus Group is one of the world's major gold producers. It develops and mines hard rock gold and alluvial gold deposits, and operates gold mining subsidiaries in the Krasnoyarsk, Irkutsk, and Magadan regions of Russia. The Polus Group has controlling interests in Lenzoloto, Matrosov Mine and LZRK, and a 20% interest in Gold Fields. The Polus Group's headquarters are located in Moscow.

The Polus Group was Russia's largest gold producer in 2002, 2003 and 2004. In 2004, the Polus Group produced 1,085,000 troy ounces of gold, or about 20% of total Russian gold production. The mine life of the Polus Group's mineral resource base amounts to 25 – 30 years of hard rock gold and 10 years of alluvial gold.

Significant factors affecting the results of operations

The Polus Group's performance is affected by a number of external factors, including the demand and price for gold, macroeconomic trends, production costs, and currency exchange fluctuations. For a description of these and other factors affecting the Polus Group's business and financial results, see "Disclosures about market risk".

All of the Polus Group's operations are located in Russia. Therefore, some of Russia's macroeconomic trends significantly influence the Polus Group's result of operations. While all of Polus Group's revenues are either denominated in or tightly linked to the U.S. dollar, a significant proportion of the Polus Group's costs and expenditures are incurred in rubles. Therefore, the strengthening of the ruble against the U.S. dollar has contributed to the increase in costs of the Polus Group, due to the fact that the Polus Group uses the U.S. dollar as its presentation currency in its consolidated financial statements. In 2003, the ruble grew by 2.1% against U.S. dollar, in 2004 the ruble grew by 6.1% against the U.S. dollar, and, in the first quarter of 2005, the ruble grew by 2.9% against the U.S. dollar. Further significant and sustained appreciation of the ruble against the U.S. dollar could reduce the Polus Group's profitability.

The devaluation or appreciation of the ruble against the U.S. dollar also results in losses or gains in the value of ruble-denominated assets and liabilities.

The Polus Group's revenues are closely linked to the international price of gold and are therefore highly dependent on those prices. The market price of gold is volatile at times and is affected by numerous factors which are beyond the Polus Group's control. These include global and regional economic and political events, international economic trends, as well as a range of other market forces. See "Industry Overview – The gold industry".

Seasonality

The Polus Group's production is affected by seasonality. Alluvial gold is produced from May until mid-November, and, outside of this period, alluvial gold is not produced due to winter weather conditions in Russia. In 2004, alluvial gold production represented approximately 23% of the overall gold produced by the Polus Group.

Taxation

Generally, in accordance with the laws of the Russian Federation, tax declarations remain open and subject to inspection for a period of three years following the end of the tax year.

Russian tax legislation is subject to varying interpretation and changes, which can occur frequently. The Polus Group's management believes that adequate provision has been provided for tax liabilities in its financial statements for the periods under review. There remains a risk that the relevant authorities could take differing positions with regard to interpretive issues, which could have a significant effect on the Polus Group's results of operations.

Acquisition of gold mining assets and prospective gold mining assets

The Polus Group has acquired interests in various gold mining assets and prospective gold mining assets in the periods under review. Some of these interests have been adjusted for rounding in the discussion below.

Lenzoloto

In April 2004, Polus completed the legal formalities related to the acquisition of 50.5% of the charter capital, representing 65.9% of the ordinary shares, of Lenzoloto for USD 179 million. The financial and operating results of Lenzoloto have been consolidated within the Norilsk Group since the date of acquisition in the second quarter of 2004. In July 2004, the Norilsk Group acquired an additional 2.4% ordinary and 4.1% preference shares of Lenzoloto for USD 11.9 million. At the end of 2004, Polus held 57% of the shares (comprised of ordinary and preference shares) of Lenzoloto.

In June 2005, Polus won a tender for 5.6% of the ordinary shares of Lenzoloto for USD 2.9 million, raising Polus' total stake in Lenzoloto to 62.6% (comprised of ordinary and preference shares) of the charter capital and equaling 76.3% of ordinary shares.

Matrosov Mine

In April 2004, Polus completed the legal formalities related to the acquisition of 38% of the charter capital, representing 50.7% of the ordinary shares, of Matrosov Mine for USD 35.6 million. The financial and operating results of Matrosov Mine have been consolidated within the Norilsk Group since the date of acquisition in the second quarter of 2004. In May-July 2004, the Norilsk Group acquired an additional 13.7% of the ordinary shares and 5.5% of the preference shares of Matrosov Mine for a total consideration of USD 18.1 million. At the end of 2004, Polus held 57.1% (comprised of ordinary and preference shares) of the shares of Matrosov Mine.

In April-May 2005, the Polus Group acquired an additional 31.3% of the issued ordinary shares of Matrosov Mine for USD 72.2 million, raising Polus' total stake in Matrosov Mine to 88.4% (comprised of ordinary and preference shares) of the charter capital and equaling 93.1% of ordinary shares.

Gold Fields

In May 2005, the Polus Group acquired from Norilsk for USD 946 million all of the shares of Jenington, which holds an approximately 20% stake in Gold Fields. Polus funded this acquisition with the net proceeds of an issue of 126 ordinary shares to Norilsk in May – June 2005 for USD 1.3 billion.

Acquisitions of prospective gold mining assets in Russia

In December 2003, Polus acquired a license for exploration and subsequent gold production at the Titimuhta deposit located in the area of the Olimpiada deposit for USD 10.1 million.

In September 2004, the Polus Group acquired a license for exploration and subsequent gold production at the Panimbinsky exploration area located in the area of the Olimpiada deposit for USD 0.08 million.

In December 2004, the Polus Group acquired a 100% interest in the share capital of CJSC Tonoda ("Tonoda"), which owns the license for exploration and subsequent gold production at the Chertovo Koryto deposit, in the Irkutsk region, for USD 28.3 million.

In January 2005, Polus Group acquired a license for exploration and subsequent gold production at the Mukodek exploration area in the Irkutsk region for USD 0.2 million.

In February 2005, Polus, through its subsidiary LZRK, acquired for USD 25.8 million a 74% stake in OJSC Pervenets ("Pervenets"), in which Lenzoloto held the remaining 26% stake. In April 2005, the Polus Group increased its effective interest in Pervenets to 100% through the purchase by Polus' wholly-owned subsidiary, LZRK, of Lenzoloto's 26% stake. Pervenets holds licenses for exploration and subsequent gold production at the Verninskoe and Pervenets deposits located in the Bodaibo district of the Irkutsk region. In addition, in February 2005, the Polus Group acquired a license for exploration and subsequent gold production of the Bamskoe deposit in the Amur region for USD 0.9 million. In February 2005, the Polus Group increased its effective interest from 57% to 100% in CJSC GRK Sukhoy Log, CJSC Vitimenergo, LLC Lengeo and LLC Vitimservice.

In March 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Degdekan exploration area in the Magadan region for USD 1.2 million.

In April 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Vostochnoe exploration area, which is part of the Tokichansky ore field in the Magadan region, for USD 0.6 million. The Vostochnoe exploration area is located near the Degdekan exploration area, which was acquired by Polus Group in March 2005.

In June 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Razdolinskiy and Ziryanovskiy exploration areas for USD 0.7 million and USD 0.2 million, respectively.

Gold sales

Until the end of 2004, gold produced by the Polus Group was sold primarily to Russian commercial banks. In March 2005, Polus received a license from the Ministry of Economic Development and Trade to export

and sell gold internationally. See "Polyus Gold – Sales". Following the Spin-off, the Polus Group's management expects Polyus Gold to sell greater amounts of gold on the international markets and to increase the number of overseas customers. Polyus Gold will also continue to sell a portion of its gold production within the Russian Federation. Polyus Gold's revenues will depend on the price of gold.

Future developments

The Polus Group's plans are to develop its current mining assets and to acquire and explore production mining assets and licenses. The strategic plan envisages that, by 2010, the Polyus Group will have confirmed reserves of 60 million troy ounces and will have increased production up to a total of 3 million troy ounces per year.

Results of operations

The following sets forth the components of the Polus Group's revenues and expenses.

Sales

The Polus Group derives its revenues from the sale of refined gold. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of its principal by-product, silver, are netted-off against production costs.

Cost of sales and gross profit

The cost of sales includes on-mine concentrating costs, smelting costs, refining costs, mining tax, amortization and depreciation of operating assets, provision for restoration, rehabilitation and decommissioning and movement in refined metal stock.

Gross profit represents gold sales revenue less cost of sales.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, external research and exploration expenses, certain taxes (excluding mining and income taxes), advertising, legal and consulting costs and bank charges.

Other net operating (expenses)/income

Other net operating expenses include loss on disposal of property, plant and equipment and capital assets under construction, provision for non-current assets, provision for impairment, foreign exchange losses and certain penalties.

Operating profit

Operating profit is gross profit less selling, general and administrative expenses, and other net operating expenses.

Other non-operating expenses

Other non-operating expenses include maintenance of social sphere facilities and donations, as well as other non-operating costs.

Profit before taxation

Profit before taxation is operating profit less impairment of goodwill on acquisition, finance costs, net income from investments and other non-operating expenses.

Taxation

The taxable profit of the Polus Group was taxed at 24% for the years under review. The charge for taxation is based on the profits for each period and takes account of deferred tax attributable to temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Profit for the period

Profit for the period is profit after taxation. Due to the change in IAS 1, Presentation of Financial statements, which became effective for all annual periods beginning on or after January 1, 2005, the format of the Polus Group's income statement has been amended so that the bottom line of the statement presents overall financial results – profit or loss – for the period as of the group as a whole, including minority interest. Net profit previously stated in the Polus Group's consolidated financial statements for the year ended December 31, 2004 corresponds in the new format of the income statement to the line "profit for the period attributable to the shareholder of the parent company".

Results of operations for the three months ended March 31, 2005 compared with March 31, 2004

Sales

In the first quarter of 2005, the Polus Group's gold revenues increased by 52% to USD 79 million from USD 52 million in the first quarter of 2004. Key factors that contributed to the revenue growth included:

- an increase in gold sales revenue quarter on quarter, mainly due to an increase in the volume of sales of gold produced by Polus at its Olimpiada mine; and
- an increase in the average annual selling price of gold.

The table below shows the volume of sales of the Polus Group for the periods indicated.

	For the three months ended March 31,		
Company	**2005**	**2004**	**Change**
	(in thousands of troy ounces)		*(%)*
Polus	184	130	42%
Lenzoloto	–	–	–
GRK Sukhoy Log[1]	2	–	–
Matrosov Mine	–	–	–
Total troy ounces sold	**186**	**130**	**43%**

(1) Sales of GRK Sukhoy Log for the years ended December 31, 2004 and 2003 and for the 3 months ended March 31, 2004 were included in the sales of Lenzoloto.

The Polus Group sold 186,000 troy ounces of gold in the first quarter of 2005 and 130,000 troy ounces of gold in the first quarter of 2004. Gold sales for the first quarter of 2005 only include gold production from the Olimpiada and Zapadnoe mines as the alluvial gold business does not usually operate in the first quarter of each year.

Cost of sales

In the first quarter of 2005, the cost of sales grew by 76%, from USD 25 million to USD 44 million in comparison to the corresponding period of 2004, largely as a result of an increase in the volume of sales of gold by 43% and an increase in cash operating costs.

The table below shows a breakdown of costs of sales for the periods indicated.

	Unaudited		
	For the three months ended March 31,		
	2005	2004	Change
	(millions of U.S. dollars)		(%)
Cash operating costs	35	26	35%
Consumables and spares	19	11	73%
Labor	8	8	0%
Utilities	1	1	0%
Sundry on-mine, concentrating and smelting costs	1	–	–
Refining costs	1	1	0%
Tax on mining	5	5	0%
Amortization and depreciation of operating assets	10	6	67%
Provision for land rehabilitation	–	2	–
Increase in metal inventories	(1)	(9)	(89%)
Cost of sales	**44**	**25**	**76%**

Cash operating costs

In the first quarter of 2005, cash operating costs increased by 35%, from USD 26 million in the first quarter of 2004 to USD 35 million, because of the following reasons:

- an increase in the volume of production of gold;
- increases of 15–17% in the prices of consumables and spares; and
- increases in ore transportation and processing costs due to the decrease in the gold content in both processed oxidized ore and in processed sulphide ore.

Consumables and spares

Consumable and spare costs increased in the first quarter of 2005 in comparison with the first quarter of 2004 by 73% from USD 11 million to USD 19 million. As a result, the share of cash operating costs comprising consumables and spares grew from 42% in the first quarter of 2004 to 54% in the first quarter of 2005. The increase in consumables and spares was mainly due to the increase in the volume of production and purchase costs and the appreciation of the ruble against the U.S. dollar.

Labor

In the first quarter of 2005, labor costs were USD 8 million and were unchanged compared to the first quarter of 2004, although the share of cash operating costs comprising labor costs was reduced from 31% to 23% in the first quarter of 2005. In the first quarter of 2005, labor costs were mostly attributable to Polus. Most labor costs at Lenzoloto in the first quarter of 2005 were treated as deferred expenditures due to the seasonality of the production process at Lenzoloto. These deferred expenditure costs will be recognized in the profit and loss account from May onwards when Lenzoloto starts producing alluvial gold.

Utilities

In the first quarter of 2005, utility costs were USD 1 million and were unchanged compared to the first quarter of 2004.

Sundry on-mine, concentrating and smelting costs

In the first quarter of 2005, sundry on-mine, concentrating and smelting costs increased to USD 1 million, due to the increase in the prices of consumables and spares attributable to this expense item, as well as due to the appreciation of the ruble against the U.S. dollar.

Tax on mining

In the first quarter of 2005, the tax expense on mining was USD 5 million and was unchanged compared to the first quarter of 2004.

Amortization and depreciation of operating assets

In the first quarter of 2005, amortization and depreciation charges increased to USD 10 million compared to USD 6 million in the first quarter of 2004, mainly due to the increase in property, plant and equipment as a result of the consolidation of Lenzoloto and Matrosov Mine.

Increase in metal inventories

Refined metal inventories increased by USD 1 million in the first quarter of 2005. The increase comprised:

- an increase in work-in-process of USD 3 million; and
- a decrease in refined metal stock of approximately USD 2 million.

Unit costs of production

The table below shows the unit cost of production per troy ounce of gold of the Polus Group for the periods indicated.

	For the three months ended March 31,		
	2005	**2004**	**Change**
	(U.S. dollars per troy ounce)		*(%)*
Cost of production	189	142	33%
Cash operating costs	141	110	28%

In the first quarter of 2005, the unit cost of production of the Polus Group grew by 33% to USD 189 per troy ounce from USD 142 in the first quarter of 2004. Cash operating costs per troy ounce increased by 28%, from USD 110 in the first quarter of 2004 to USD 141 in the first quarter of 2005. The main reasons for the growth of production costs per troy ounce in the first quarter of 2005 compared to the first quarter of 2004 were:

- an increase in ore transportation and processing costs due to the decrease in the gold content in both processed oxidized ore, from 10.6 to 8.3 g/t, and in processed sulphide ore, from 4.6 to 3.0 g/t;
- an increase in prices of consumables;
- an increase in amortization charges as a result of the consolidation of Lenzoloto and Matrosov Mine from the second quarter in 2004 to December 31, 2004; and
- the appreciation of the U.S. dollar against the ruble.

Gross profit

Gross profit from the Polus Group's sales increased from USD 27 million in the first quarter of 2004 to USD 35 million in the first quarter of 2005.

The gross profit margin fell by 8% from 52% in the first quarter of 2004 to 44% in the first quarter of 2005. This was due to the growth of the cost of gold sold from USD 25 million in the first quarter of 2004 to USD 44 million in the first quarter of 2005.

Selling, general and administrative expenses

In the first quarter of 2005, selling, general and administrative expenses increased by USD 10 million compared to the first quarter of 2004 to USD 13 million. The increase in these expenses was mainly attributable to the consolidation of Lenzoloto and Matrosov Mine from the second quarter of 2004. The consolidation resulted, in the first quarter of 2005, in an increase in salary costs by USD 3 million to USD 4 million and a growth of research and exploration costs by USD 4 million to USD 5 million, due to the exploration works performed by Matrosov Mine at the Natalka deposit located in the Magadan region.

Tax expense, excluding mining and income taxes, increased to USD 1 million in the first quarter of 2005 compared to the first quarter of 2004, due to an increase in mining activity.

Other net operating (expenses)/income

In the first quarter of 2005, the Polus Group's net operating expenses increased to USD 2 million compared to the first quarter of 2004. This increase was mainly due to a net operating loss from non-mining activity at Olimpiada.

Taxation

The Polus Group's provisions for taxation for the first three months of 2005 and 2004 are set forth in the following table:

	Unaudited		
	For the three months ended March 31,		
	2005	2004	Change
	(millions of U.S. dollars)		*(%)*
Current taxation	15	8	88%
Deferred taxation	(4)	1	–
Total taxation	**11**	**9**	**22%**

Taxation increased by USD 2 million to USD 11 million in the first quarter of 2005 from USD 9 million in the first quarter of 2004, due to the growth in gross profit.

Profit for the period

Profit for the three months ended March 31, 2005 decreased insignificantly from USD 17 million to USD 16 million in comparison with the corresponding period in 2004, primarily due to the increase in costs of sales and selling, general and administrative expenses. In the first quarter of 2005, profit attributable to the shareholders of the parent company decreased by USD 2 million from USD 17 million in first quarter of 2004 as a result of the same reasons described above for the decrease in profit for the period.

Results of operations for the year ended December 31, 2004 compared with the year ended December 31, 2003

Sales

Sales grew by 48% and amounted to USD 442 million in 2004 as compared to USD 299 million in 2003. The growth of sales was mainly due to:

- a 37% increase in volume of gold sales as a result of the consolidation of the financial results of Lenzoloto and Matrosov Mine for the last 9 months of 2004; and
- an increase in the average annual selling price of gold.

The table below shows the volume of sales of the Polus Group for the periods indicated.

Company	For the year ended December 31, 2004	2003	Change
	(thousands of troy ounces)		(%)
Polus	819	794	3%
Lenzoloto	257(1)	–	
GRK Sukhoy Log(2)	–	–	
Matrosov Mine	10(3)	–	
Total troy ounces sold	**1,086**	**794**	**37%**

(1) Sales by Lenzoloto are included for the 9 months from the date of acquisition, April 6, 2004, to December 31, 2004. Sales by Lenzoloto in 2004 totaled 260,000 troy ounces and, in 2003, 273,000 troy ounces.

(2) Sales of GRK Sukhoy Log for the years ended December 31, 2004 and 2003 and for the three months ended March 31, 2004 were included in the sales of Lenzoloto.

(3) Sales by Matrosov Mine are included for the 9 months from the date of acquisition, April 6, 2004, to December 31, 2004. Sales by Matrosov Mine in 2004 totaled 16,000 troy ounces and, in 2003, 23,000 troy ounces.

The Polus Group sold 1,086,000 troy ounces of gold in 2004 and 794,000 troy ounces in 2003. Sales by Polus, on a standalone basis, increased by 3% from 794,000 troy ounces in 2003 to 819,000 troy ounces in 2004.

Cost of sales

The cost of sales grew by 118% from USD 108 million in 2003 to USD 235 million in 2004.

Key reasons for the growth of the cost of gold sales in 2004 include the consolidation of the cost of sales of Lenzoloto and Matrosov Mine from the date of acquisition in April 2004, the growth of expenses in U.S. dollar terms on account of the ruble appreciation against the U.S. dollar and the growth of key cost items in Polus, including labor and consumables and spares.

The table below shows a breakdown of costs of sales for the periods indicated.

	Audited — For the year ended December 31, 2004	2003	Change
	(millions of U.S. dollars)		(%)
Cash operating costs	193	88	119%
Consumables and spares	83	33	152%
Labor	64	31	106%
Utilities	12	3	300%
Sundry on-mine, concentrating and smelting costs	5	1	400%
Refining costs	3	2	50%
Tax on mining	26	18	44%
Amortization and depreciation of operating assets	41	23	78%
Provision for land rehabilitation	3	–	
Increase in metal inventories	(2)	(3)	(33%)
Cost of sales	**235**	**108**	**118%**

Cash operating costs

Cash operating costs grew by 119% from USD 88 million in the year ended December 31, 2003 to USD 193 million in 2004. Key reasons for the growth of cash operating costs in 2004 included:

- Consolidation of the cash operating costs of Lenzoloto for the 9 months starting April 2004, representing cash operating costs of USD 80 million;
- appreciation of the ruble against the U.S. dollar, which amounted to 6.1% in 2004 and a respective increase in costs in U.S. dollar terms totaling USD 12 million.

Consumables and spares

The share of cash operating costs comprising consumables and spares increased from 38% in 2003 to 43% in 2004, and represented the largest single cash operating costs item. In 2004, consumables and spares costs grew by 152%, from USD 33 million in 2003 to USD 83 million. This increase resulted mainly from the consolidation of the consumables and spares costs of Lenzoloto for 9 months.

Labor

Labor costs remained one of the most significant items of cash operating costs, accounting for 33% of cash operating costs in 2004 as compared to 35% in 2003. During the year ended December 31, 2004 labor costs grew by 106%, from USD 31 million in 2003 to USD 64 million. The increase in these costs resulted mainly from the consolidation of Lenzoloto for 9 months.

Utilities

In 2004, utility costs increased from USD 3 million in 2003 to USD 12 million, as a result of the consolidation of the respective costs of Lenzoloto for 9 months, the growth of energy tariffs in Russia and the appreciation of the ruble against the U.S. dollar.

Sundry on-mine, concentrating and smelting costs

Sundry on-mine, concentrating and smelting costs increased from USD 1 million in the year ended December 31, 2003 to USD 5 million in the year ended December 31, 2004. The increase of other cash costs was mainly associated with the consolidation of Lenzoloto for 9 months.

Tax on mining

The increase in tax on mining charges by USD 8 million to USD 26 million in the year ended December 31, 2004 was due to the consolidation of the respective tax charges of Lenzoloto for 9 months and an increase in gold prices.

Amortization and depreciation of operating assets

As a result of the consolidation of the financial results of Lenzoloto and Matrosov Mine from the date of acquisition in the second quarter of 2004 and the appreciation of the ruble against the U.S. dollar, depreciation charges on operating assets increased from USD 23 million in 2003 to USD 41 million in 2004.

Unit costs of production

The table below shows the unit cost of production per troy ounce of gold of the Polus Group for the periods indicated.

	For the year ended December 31,		
	2004	2003	Change
	(U.S. dollars per troy ounce)		*(%)*
Costs of production	209	133	57%
Cash operating costs	175	107	64%

The cost of production per troy ounce of gold of the Polus Group increased by USD 76 to USD 209 in 2004. The cash operating cost per troy ounce of the Polus Group increased by USD 68 to USD 175 in 2004.

The production cost per troy ounce of gold of the Polus Group increased in 2004, mainly due to the increase in operating costs resulting from the consolidation of the financial results of Lenzoloto and Matrosov Mine from April 2004, and the appreciation of the ruble against the U.S. dollar. In 2004, Lenzoloto had a cost of production per troy ounce of gold of USD 346, compared to Polus's cost of production per troy ounce of gold of USD 159. A significant part of the unit cost of gold production in 2004 was comprised of the depreciation of non-current assets, representing USD 34 per troy ounce.

Gross profit

Gross profit from sales of the Polus Group increased from USD 191 million in 2003 to USD 207 million in 2004.

The gross profit margin fell from 64% in 2003 to 47% in 2004. This was due to the growth of the cost of sales from USD 108 million in 2003 to USD 235 million in 2004.

Selling, general and administrative expenses

In 2004, SG&A expenses increased by USD 28 million to USD 45 million. The increase of these expenses was attributable to the consolidation of Lenzoloto and Matrosov Mine for 9 months from April 2004, which resulted in an increase in salary costs by USD 14 million to USD 23 million and an increase in research and exploration costs by USD 7 million to USD 8 million, due to the exploration works performed by Matrosov Mine at the Natalka deposit located in the Magadan region.

Taxes, excluding mining and income taxes, remained USD 3 million in 2004, the same as in 2003.

Other net-operating (expenses)/income

In the year ended December 31, 2003, the Polus Group recorded other net operating expenses of USD 15 million while, in 2004, the Polus Group generated income of USD 13 million. This recording of income in 2004 was due to a change in the provision for tax fines and penalties.

Impairment of goodwill on acquisition

Impairment of goodwill of USD 115 million arose from the acquisition of Lenzoloto. The Polus Group's primary reason for purchasing Lenzoloto was to enhance its competitive position with respect to the Sukhoy Log tender, as Lenzoloto's adjacent infrastructure would be helpful in developing the Sukhoy Log deposit.

Other net non-operating expenses

In the year ended December 31, 2004, other non-operating expenses grew by USD 2 million to USD 4 million, partly as a result of the acquisition of subsidiaries with their own existing social sphere infrastructure.

Taxation

The Polus Group's provision for taxation for the two years under review is set forth in the following table.

	Audited		
	For the year ended December 31,		
	2004	2003	Change
	(millions of U.S. dollars)		*(%)*
Current taxation	52	50	4%
Deferred taxation	7	(5)	–
Total taxation	**59**	**45**	**31%**

Taxation increased from USD 45 million in 2003 to USD 59 million in 2004 because of the growth in gross profit.

Profit for the year

Profit for the year ended December 31, 2004 decreased to USD 3 million from USD 119 million for the year ended December 31, 2003, primarily due to the recognition of USD 115 million impairment loss on goodwill arising from the acquisition of Lenzoloto.

Balance sheet

The following is a discussion of some of the more significant line items in the consolidated balance sheet of Polus as at March 31, 2005 and December 31, 2004 and in the balance sheet of Polus as at December 31, 2003.

Property, plant and equipment

As at March 31, 2005, property, plant and equipment was USD 529 million compared to USD 502 million as at December 31, 2004. The increase was due to:

- the consolidation of property, plant and equipment of Pervenets totaling USD 49 million;
- the commissioning of capital construction-in-progress projects during the period totaling USD 3 million that were transferred to property, plant and equipment and other direct additions totaling USD 3 million.

These increases were partially offset by:

- assets reclassified as held for sale amounting to USD 16 million with a corresponding adjustment to accumulated amortization and depreciation of USD 4 million;

- amortization and depreciation charge for the period of USD 15 million;
- the disposal of assets in the normal course of business amounting to USD 1 million; and
- the effect of the translation from measurement currency to the presentation currency totaling USD 1 million, due to the strengthening of the U.S. dollar against the ruble.

As at December 31, 2004, property, plant and equipment was USD 502 million compared to USD 216 million as at December 31, 2003. This increase was mainly due to:

- the consolidation of the property, plant and equipment of the acquired subsidiaries, Lenzoloto and Matrosov Mine, totaling USD 260 million;
- the commissioning of capital construction-in-progress projects during the year totaling USD 24 million that were transferred to property, plant and equipments, as well as other direct additions totaling USD 29 million; and
- the effects of the translation from measurement currency to the presentation currency, totaling USD 24 million.

The increase in property, plant and equipment outlined above was mainly offset by the amortization and depreciation charge for the year of USD 46 million.

Investments in securities and other financial assets

As at March 31, 2005, investments in securities and other financial assets were USD 356 million compared to USD 397 million as at December 31, 2004. This decrease was due to the reduction in the promissory notes receivable of USD 41 million.

As at December 31, 2004, investments in securities and other financial assets were USD 397 million compared to USD 114 million as at December 31, 2003. The increase was largely attributable to an increase in promissory notes receivable issued by Norilsk and totaling USD 280 million and increases, each totaling USD 1 million, in equity securities available-for-a sale and a long-term receivable.

The Norilsk Group has a centralized treasury to help meet the cash needs of its subsidiaries and those of the Norilsk Group as a whole. As a result, the Norilsk Group lent to, and borrowed from, the Polus Group cash funds during the periods under review.

Inventories

As at March 31, 2005, inventories of refined metal, work-in-process and stores and materials were USD 75 million compared to USD 70 million as at December 31, 2004. The increase was attributable to increases in:

- work-in-process of USD 3 million; and
- stores and materials of USD 4 million (net after adjustment for the provision for obsolescence of USD 1 million) as a result of the reduced mining activities on the alluvial production side.

These increases were partially offset by a decrease in refined gold inventory of USD 2 million due to the fact that there is no alluvial gold production during the first quarter as a result of adverse weather conditions.

As at December 31, 2004, inventories of refined metal, work-in-process and stores and materials were USD 70 million compared to USD 27 million as at December 31, 2003. The increase was mainly due to increases in the following items as a result of the consolidation of Lenzoloto and Matrosov Mine:

- stores and materials by USD 38 million to USD 57 million;
- work-in-process production by USD 5 million to USD 11 million; and
- refined metal inventory by USD 1 million.

Advances to suppliers and other receivables

As at March 31, 2005, advances to suppliers and other receivables were USD 16 million compared to USD 12 million as at December 31, 2004. The growth was mainly due to the growth of advances to suppliers totaling USD 5 million, which was partially offset by a decrease in other receivables from non-mining activities totaling USD 2 million.

As at December 31, 2004, advances to suppliers and other receivables were USD 12 million, compared to USD 3 million as at December 31, 2003. The increase was mainly attributable to increases, following the consolidation of Lenzoloto and Matrosov Mine, in advances to suppliers of USD 6 million and other receivables from non-mining activities of USD 11 million. These increases were partially offset by an increase in the growth of provision for doubtful debts of USD 7 million.

Cash and cash equivalents

As at March 31, 2005, cash and cash equivalents were USD 17 million compared to USD 13 million as at December 31, 2004. The increase was mainly due to an increase in letters of credit of USD 7 million, which was partially offset by a decrease in current bank accounts and other cash and cash equivalents of USD 3 million

As at December 31, 2004 cash and cash equivalents were USD 13 million compared to USD 4 million as at December 31, 2003. The increase was mainly due to an increase in letters of credit and cash in current bank accounts as a result of increased volume of sales at higher prices.

Trade and other payables

As at March 31, 2005, trade and other payables were USD 35 million and were largely unchanged from USD 37 million as at December 31, 2004. The small decrease was attributable to a reduction in trade accounts payable and in the current portion of obligations under finance leases.

As at December 31, 2004, trade and other payables were USD 37 million compared to USD 7 million as at December 31, 2003. The increase was mainly due to increased business arising from the consolidation of Lenzoloto and Matrosov Mine.

Short-term borrowings

As at March 31, 2005, short-term borrowings were USD 31 million compared to USD 35 million as at December 31, 2004. The decrease was largely due to reductions in U.S. dollar-denominated short-term borrowing and the current portion of long-term borrowings.

As at December 31, 2004, short-term borrowings were USD 35 million and comprised USD 25 million of promissory notes issued to the shareholder, as well as loans taken by alluvial gold mining subsidiaries of Lenzoloto. Starting from 2005, these subsidiaries are seasonally financed from the Polus Group's own funds. There were no short-term borrowings in 2003.

Long-term borrowings

As at March 31, 2005, the Polus Group had no long-term borrowings.

As at December 31, 2004 long-term borrowings were USD 7 million, mainly due to Lenzoloto, some of whose subsidiaries borrowed from a Russian bank. Most of these loans were settled during 2004. The remaining loan from that Russian bank outstanding as at December 31, 2004 is scheduled to be repaid during 2005. There were no long-term borrowings as at December 31, 2003.

Share capital and reserves

As at March 31, 2005, share capital and reserves were USD 950 million (including minority interest of USD 34 million) compared to USD 936 million (including minority interest of USD 44 million) as at December 31, 2004. The increase was mainly due to profit for the period of USD 16 million, which was partially offset by the effect of the translation from measurement currency to presentation currency, totaling USD 3 million.

As at December 31, 2004, share capital and reserves were USD 936 million (including minority interest of USD 44 million) compared to USD 339 million as at December 31, 2003. The growth of shareholder's equity was mainly due to the issue of ordinary shares totaling USD 499 million, a net increase in minority interest of USD 48 million in subsidiaries acquired, the effect of translation to the presentation currency totaling USD 47 million and profit for 2004 of USD 3 million.

Liquidity and capital resources

In addition to financing its existing operations, the Polus Group's liquidity needs arise principally from the need to finance the acquisitions of strategic assets, capital construction and investments in property, plant and equipment. In general, in the periods under review, the Polus Group has been able to meet most of its liquidity needs out of net cash provided by operating activities and placement of additional shares.

Net cash provided by operating activities

In the first quarter of 2005, the Polus Group experienced a net cash outflow of USD 2 million, due mainly to increased stripping costs at the Olimpiada deposit and increased VAT recoverables, partially due to the seasonality of the alluvial gold business.

In 2004, the Polus Group's net operating cash flow decreased by USD 27 million to USD 120 million, as compared to 2003. This decrease was due to a higher cash outflow related to significant growth of interest expense and higher income tax paid.

Net cash provided by investing activities

In the first quarter of 2005, the Polus Group had a net cash inflow from investing activities of USD 8 million, mainly generated from the sale of promissory notes of USD 49 million and the proceeds from the sale of property, plant and equipment of USD 6 million. These inflows exceeded the investing cash outflow due to the acquisition of subsidiaries' shares amounting to USD 26 million and the purchase of property, plant and equipment of USD 22 million.

In 2004, the cash outflow from investing activities increased to USD 586 million. The 2004 cash outflow included capital investment reflected in the acquisition of property, plant and equipment, totaling USD 63 million, and the acquisition of subsidiaries of USD 271 million and the purchase of promissory notes issued by Norilsk totaling USD 756 million. The sale of promissory notes issued by Norilsk generated cash inflow totaling USD 504 million.

Net cash from financing activities

In the first quarter of 2005, the only financing activity was the repayment of a short term borrowing amounting to approximately USD 1 million.

In 2004, net cash inflow from financing activities was USD 471 million, comprising the following:

- proceeds received from the issue of ordinary shares amounting to USD 499 million and proceeds received from short-term borrowings amounting to USD 172 million, resulting in a total inflow of USD 671 million; and

- repayments of short-term borrowings, totaling USD 197 million, a long-term loan, totaling USD 2 million, and obligations under finance leases, totaling USD 1 million, representing in aggregate a cash outflow of USD 200 million.

Borrowings

The following table sets forth the Polus Group's borrowings as at the dates indicated.

	Unaudited		Audited	
	As at March 31,		As at December 31,	
	2005	2004	2004	2003
	(millions of U.S. dollars)			
Short-term borrowings	31	94	35	–
Long-term debt borrowings	–	–	3	–
Total borrowings	31	94	38	–

Short-term borrowings

Over the periods under review, the Polus Group has entered into a number of ruble- and foreign currency-denominated loan agreements.

The total amount outstanding under such loans as at the end of the three-month period ended March 31, 2005 amounted to USD 31 million and, as at December 31, 2004, amounted to USD 35 million.

Ruble-denominated short term borrowings outstanding as at March 31, 2005 amounted to USD 31 million, and bore interest at rates varying from 10.4% to 18.4% per annum. Ruble-denominated short-term borrowings as at March 31, 2005 included USD 24 million in promissory notes issued to the shareholder and bearing interest of 10.4% to 11.2% per annum.

U.S. dollar-denominated floating rate short-term borrowings outstanding as at December 31, 2004 amounted to USD 4 million and bore interest at rates varying from 6% to 10% per annum. Ruble-denominated short term borrowings outstanding as at December 31, 2004 amounted to USD 30 million and

bore interest at rates varying from 10% to 20% per annum. Ruble-denominated short-term borrowings as at December 31, 2004 included USD 25 million in promissory notes issued to the shareholder and bearing interest of 10.4% to 11.2% per annum.

The Norilsk Group has a centralized treasury to help meet the cash needs of its subsidiaries and those of the Norilsk Group as a whole. As a result, the Norilsk Group lent to, and borrowed from, the Polus Group cash funds during the periods under review.

Long-term borrowings

As of December 31, 2004, the Polus Group had an outstanding long-term loan from Gazprombank of USD 3 million, which bears interest at 6% per annum. Repayments of this loan commenced in 2002, with the final installment due on September 30, 2011. The loan is secured by property, plant and equipment with a carrying value of USD 1 million.

In June 2005, the Polus Group disposed of the subsidiary which was the obligor under this long term loan. As a result of that disposal, the Polus Group does not have any long term liabilities at present.

Long-term obligations under a finance lease

The Polus Group had the following long-term obligations under a finance lease in the periods indicated:

	Audited	
	As at December 31,	
	2004	2003
Total obligations under finance lease	5	–
Less: Current portion repayable within one year and shown under current liabilities	(1)	–
Net long-term obligations under finance lease	**4**	**–**

The weighted average interest rate implied in calculating the present value of this finance lease is 10%.

Future minimum lease payments after December 31, 2004 are as follows:

	As at March 31, 2005		As at December 31, 2004	
	Gross value, inclusive of finance charges	Present value	Gross value, inclusive of finance charges	Present value
	(millions of U.S. dollars)			
Within one year	–	–	1	1
Due in the second year	–	–	2	1
Due thereafter	–	–	3	3
Total	**–**	**–**	**6**	**5**
Less: Amount representing interest	–		(1)	
Present value of minimum lease payments	**–**	**–**	**5**	**5**
Finance lease secured by lease production equipment	–		7	

In June 2005, the Polus Group disposed of the subsidiary which was the obligor under this finance lease. As a result of that disposal, the Polus Group does not have any long-term liabilities at present.

Capital expenditure

The Polus Group estimates that, assuming its current business plans are fully implemented, it will be required to make between USD 2 billion and USD 3 billion in capital investments in the period to 2010. The actual amount of capital investment to be made will depend on the development projects to be undertaken and future market conditions. The Polus Group and Norilsk Nickel are currently considering how to fund this planned capital expenditure, including through a subscription by Norilsk Nickel of additional shares in Polus (or, following the Spin-off, a subscription of Polyus Gold's shares by its shareholders) and external debt and/or equity financing. This figure does not include expenditures relating to future acquisitions or any participation in the proposed tender for Sukhoy Log.

This capital investment program will be subject to a variety of uncertainties, including changes in economic conditions, including, but not limited to, the reduction in Polyus Gold's cash flows, delays in completion, cost overruns and defects in design or construction. If Polyus Gold is unable to generate this cash through its operations or through external sources, such investments may not be completed on schedule or at all.

The Polus Group had the following capital expenditure budget in the periods indicated.

	As at December 31	
	2004	**2003**
	For 2005	**For 2004**
	(millions of U.S. dollars)	
Expansion of property, plant and equipment	101	–
Maintenance of property, plant and equipment	30	–
Total budgeted capital expenditure for next period	**131**	**26**
2005 budgeted capital expenditure allocated between:		
Contracted	34	–
Not contracted	97	–
Total budgeted capital expenditure for next period	**131**	**26**

Critical accounting policies

The Polus Group prepares its consolidated financial statement in accordance with IFRS. The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reporting period. The Polus Group's critical accounting policies are those that are most important to its financial condition and results of operations and those that require the most difficult, subjective or complex judgments by the management of the Polus Group. The management of the Polus Group evaluates its estimates and assumptions on an on-going basis. The management of Polus Group bases its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the Polus Group's consolidated financial statements, actual results may vary from these estimates.

Measurement and presentation currency

The measurement currency of the consolidated annual financial statements, which reflects the economic substance of the underlying events and transactions of the Polus Group's operations, is the ruble.

The presentation currency of the Polus Group is the U.S. dollar. Using the U.S. dollar as a presentation currency is a common practice for global gold mining companies. In addition, the U.S. dollar is a more relevant currency for international users of the consolidated annual financial statements of Polus Group.

The translation from rubles (the measurement currency) into U.S. dollars (the presentation currency) is made using exchange rates quoted by the CBR, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than the profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholder's equity.

The ruble is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of rubles-denominated assets and liabilities into U.S. dollars for the purpose of the Polus Group's consolidated annual financial statements prepared in accordance with IFRS does not imply that the Polus Group could or will in the future realize or settle in U.S. dollars the translated values of these assets and liabilities.

Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to rubles at the exchange rate at the balance sheet date. Differences arising from changes in exchange rates are recognized in the income statement.

Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount.

An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognized in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost of selling and value in use, unless the fair value less cost of selling is not possible to determine or if either of these amounts exceeds the asset's carrying amount. The recoverable amount of mining assets whose fair value less cost of selling cannot be determined reliably is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term gold prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Polus Group's investments is their fair value. For investments carried at fair value a decline in fair value is recognized as a profit or loss if there is objective evidence that investments are impaired.

The recoverable amount of other assets is the higher of fair value less cost of selling and value-in-use, i.e. the amount which Polus Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Refined gold

Gold is measured as the lower of net production cost on a weighted average basis, or net realizable value. The net cost of production per unit of gold is determined by dividing total production costs, less net revenue from sales of by-products and the value of by-product inventories on hand.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortization and depreciation of operating assets.

By-products, such as silver and other minor metals, are measured at net realizable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

Provisions

Provisions are recognized when the Polus Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

Taxation

Generally, in accordance with the laws of the Russian Federation, tax declarations remain open and subject to inspection for a period of three years following the tax year.

Russian tax legislation is subject to varying interpretations, and changes, which can occur frequently. The management of the Polus Group believes that the Polus Group has adequately provided for tax liabilities in its consolidated financial statements. However, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Polus Group intends to settle its tax assets and liabilities on a net basis. Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realized or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

Available-for-sale financial assets

Following the Polus Group's acquisition of an approximately 20% interest in Gold Fields in May 2005, it is expected that the Polus Group will adopt an accounting policy, in accordance with IAS 39, "Financial Instruments: Recognition and Measurement", which will result in all changes in fair value of the Gold Fields shares to be included in equity.

Disclosures about risks

Credit risk

The Polus Group's exposure to credit risk arises from the possibility that a counterpart to a transaction might fail to perform under its contractual commitment, which could result in the Polus Group incurring losses on its assets.

Although the Polus Group sells a significant portion of its gold production to a related party and has the only one other customer, the Polus Group is not economically dependent on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Polus Group's customers are such that credit risk is minimal.

Foreign currency risk

The Polus Group's exposure to foreign currency risk arises from the fact that the Polus Group incurs expenses in rubles and sells gold at prices denominated in U.S. dollars. See "Polyus Gold – Sales".

The Polus Group does not enter into foreign currency derivative transactions to offset its currency risk.

Interest rate risk

The Polus Group is exposed to interest rate risk on those of its borrowings that have a variable interest rate (exposing the Polus Group to the risk of short-term interest fluctuations or "interest cash flow risk"), as well as borrowings that are short-term in nature (exposing the Polus Group's refinancing activities to risks associated with changes in the applicable interest rate).

Commodity price risk

The Polus Group is exposed to commodity price risk in respect of gold prices. Gold prices depend on global market conditions.

The Polus Group does not enter into any forward or hedging contracts or other financial instruments to offset its commodity price risk.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The financial information included in this Information Statement is, except where otherwise indicated, prepared and presented in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The following is a summary of certain differences that exist between IFRS and U.S. GAAP as at December 31, 2004, having regard to authoritative pronouncements the adoption of which was mandatory as of that date. Other standards or pronouncements may have been issued whose adoption is only mandatory after that date. In addition, the organizations that determine IFRS and U.S. GAAP have projects ongoing that could have a significant impact on future comparisons such as this.

This description is not intended to provide a comprehensive listing of all such differences specifically related to the Norilsk or Polus or the industries in which they operate.

Neither Norilsk nor Polus has prepared financial statements in accordance with U.S. GAAP or prepared a reconciliation of its financial statements to U.S. GAAP and, accordingly, neither Norilsk nor Polus can offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of Norilsk or Polus, as the case may be, prepared under U.S. GAAP and under IFRS. In addition, neither Norilsk nor Polus can estimate the net effect that applying U.S. GAAP would have on their respective results of operations or financial position, or any component thereof, in any of the presentations of financial information in this Information Statement. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity, and net income prepared on the basis of U.S. GAAP would be materially different due to these differences.

U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

IFRS	U.S. GAAP
Accounting framework	
Historical cost basis, adjusted for inflation by applying the consumer price index, for the periods when Russia was considered highly inflationary (through December 31, 2002). However, generally financial assets and liabilities must be carried at fair value.	Similar to IFRS.
Depreciation of property, plant and equipment	
The depreciable amount of an item of property, plant and equipment must be allocated on a systematic basis over its useful life, reflecting the pattern in which the asset's benefits are consumed by the entity. Any changes in the depreciation method used are treated as a change in accounting estimate reflected in the depreciation charge for the current and prospective periods.	Similar to IFRS, except that U.S. GAAP classifies a change in the depreciation method as a change in accounting policy. The cumulative effect of the change is then reflected in the current year's income statement

IFRS	U.S. GAAP
The company uses the straight-line method for amortizing mining assets over the life of the mine, based on the proven and probable reserves, using the units of production method and depreciating all non mining property, plant and equipment. In making depreciation estimates, and considering the corresponding asset lives, the company includes periods beyond the initial license period date in circumstances where the company has both the right to request and the intent to renew such licenses.	U.S. GAAP has specific accounting guidance for oil and gas producing companies, which is also applicable to mining companies, that requires the application of the units-of-production method for depreciation, depletion and amortization of oil and gas producing assets. Additionally, for the purpose of calculating depreciation, depletion and amortization charges under the units-of-production method and complying with other specific oil and gas accounting prescribed by U.S. GAAP, the definitions of proved reserves are the definitions adopted by the SEC for its reporting purposes that are in effect on the dates for which such calculations and other disclosures are required under U.S. GAAP. Previously reported quantities are not revised retroactively if the SEC definitions are changed. There is additional guidance under U.S. GAAP regarding the alternative methods of accounting for mining reserves.

Impairment of assets

IFRS	U.S. GAAP
An entity must assess annually whether there are any indications that an asset may be impaired. If there is any such indication, the assets must be tested for impairment. An impairment loss must be recognized in the statement of operations when an asset's carrying amount exceeds its recoverable amount (see below).	Similar to IFRS except that for assets to be held and used, impairment is first measured by reference to undiscounted cash flows. If impairment exists the entity must measure impairment by comparing the asset's carrying value to its fair value. If there is no impairment by reference to undiscounted cash flows, no further action is required but the useful life of the asset must be reconsidered.
The impairment loss is the difference between the asset's carrying amount and its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Value in use is the future cash flows to be derived from the particular asset, discounted to present value using a pre-tax market determined rate that reflects the current assessment of the time value of money and the risks specific to the asset.	The impairment loss is based on the asset's fair value, being either market value (if an active market for the asset exists) or the sum of discounted future cash flows. The discount rate reflects the risk specific to that asset.
An impairment loss recognized for an asset should be reversed if there has been a change in the estimates used to determine the asset's recoverable amount	For assets to be disposed of, the loss recognized is the excess of the asset's carrying amount over its fair value less cost to sell. Such assets are not

IFRS	U.S. GAAP
since the last impairment loss was recognized, in which case, the carrying amount of the asset should be increased to its recoverable amount.	depreciated or amortized during the selling period. Prohibits reversals of impairment losses for assets to be held and used. Subsequent revisions, both increases and decreases, to the carrying amount of an asset to be disposed, must be reported as adjustments to the carrying amount of the asset but limited by the carrying amount at the date the decision to dispose of the asset is made.
Goodwill and other indefinite-life intangible assets are included in a cash generating unit (CGU). The CGU is tested for impairment.	Goodwill is included in Reporting Units. Other indefinite-life intangible assets are tested separately.

Other comprehensive income

IFRS	U.S. GAAP
IFRS does not require the disclosure of other comprehensive income.	U.S. GAAP requires disclosure of other comprehensive income, which is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

Business combinations

IFRS	U.S. GAAP
Business combinations initiated after March 31, 2004, are acquisitions and accounted for in accordance with one method – the purchase method. Before March 31, 2004, business combinations accounted for as acquisitions were the most common method of accounting for a business combination, as the use of the uniting of interests method was severely restricted.	All business combinations initiated after June 30, 2001 are acquisitions and accounted for in accordance with one method – the purchase method. Before June 30, 2001, business combinations were accounted for using either the purchase method or the pooling-of-interests method.
The date of acquisition is the date on which the acquirer obtains control over the acquired entity.	The date of acquisition is the date on which assets are received or securities are issued.
The purchase method records the assets and liabilities of the acquired entity at fair value. The cost of acquisition is the amount of cash or cash equivalents paid (or fair value of non-monetary assets exchanged). Where consideration comprises an exchange of shares, specific guidance applies under each of the two frameworks. Under IFRS, shares issued as consideration are recorded at their fair value as at the date of the exchange, being the date when the acquirer obtains control over the net assets and	Similar to IFRS. Shares issued as consideration are measured at their market price over a reasonable period of time (interpreted to be a few days) before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The date for measuring the value of marketable securities should not be influenced by the need to obtain shareholder or regulatory approval.

IFRS	U.S. GAAP
operations of the acquiree. When the acquisition occurs in stages, the fair value of the shares issued as purchase consideration is determined at each exchange date. In an active market the published price of a share at the date of exchange is the best evidence of fair value.	
Presentation of minority interest must be in equity.	Presentation of minority interest must be outside of equity, between liabilities and equity.
Definition of a subsidiary	
Focuses on the concept of the power to control in determining whether a parent/subsidiary relationship exists. Control is the parent's ability to govern the financial and operating policies of a subsidiary to obtain benefits. Subsidiaries are consolidated from the date on which effective control is transferred and are no longer consolidated from the date control ceases. Generally companies own more than 50% of the voting interests in these subsidiaries.	In determining whether to consolidate an entity, the first step in assessing the requirement for consolidation, is to consider whether an entity is a variable interest entity ("VIE"). If the entity is a VIE, it should be consolidated by a company if that company absorbs a majority of the VIE's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the VIE. If an entity is not a VIE, the determination as to when to consolidate the entity is generally based on majority voting rights.
For investments in subsidiaries in parent-company financial statement use either cost method or IAS 39, but not equity method.	For investments in subsidiaries in parent-company financial statement equity method is allowed.
Special purpose entities (SPEs)	
Consolidate where the substance of the relationship indicates control.	SPEs must be consolidated if consolidation requirements for VIEs are met. To avoid consolidation, the SPE must be a qualifying SPE.
Goodwill	
The amortization of goodwill was ceased from March 31, 2004, and onwards goodwill is tested annually for impairment as well as when there are indications of impairment. Accumulated amortization of goodwill recognized before March 31, 2004 should be eliminated with a corresponding decrease in carrying amount of that goodwill.	For fiscal years beginning after December 15, 2001 goodwill should not be amortized but should be tested for impairment at least annually at the reporting unit level.
The excess of fair value of acquired net assets over cost of acquisition is recognized immediately as a gain. The carrying amount of negative goodwill that arose before March 31, 2004 shall be derecognized with a corresponding adjustment to the opening balance of retained earnings.	Treatment of an excess of fair value of acquired net assets over cost of acquisition under U.S. GAAP is similar to IFRS with the exception of provision for expected future losses, which is not allowable as part of fair-value exercise for the purposes of determination of goodwill under U.S. GAAP.

IFRS	U.S. GAAP
Calculating impairment of goodwill: One-step: compare recoverable amount of a CGU (higher of (a) fair value less costs to sell and (b) value in use) to carrying amount.	Calculating impairment of goodwill: Two steps: 1. Compare FV of the reporting unit with its carrying amount including goodwill. If FV is greater than carrying amount, no impairment (skip step 2). 2. Compare implied FV of goodwill with carrying amount.
Inventories	
Carried at the lower of cost or net realizable value (being sale proceeds less all further costs to bring the inventories to completion). Reversal is required for a subsequent increase in value of inventory previously written down.	Broadly consistent with IFRS, in that the lower of cost and market value is used to value inventories. Market value is defined as being current replacement cost subject to an upper limit of net realizable value and a lower limit of net realizable value. Reversal of a provision for inventory previously written down is prohibited.
LIFO method of determining inventory cost is prohibited.	LIFO method of determining inventory cost is permitted.
Measuring inventory at net realizable value even if above cost permitted only for producers inventories of agricultural and forest products and mineral ores and for broker-dealers' inventories of commodities.	Similar, but not restricted to producers and broker-traders.
Taxation	
Current and deferred taxes are measured based on tax laws and rates that have been enacted or "substantively enacted" by the balance sheet date. In some jurisdictions, announcements of tax rates (and tax laws) by the government have the substantive effect of actual enactment, which may follow the announcement by a period of several months. In these circumstances, tax assets and liabilities are measured using the announced tax rate (and tax laws).	Current and deferred taxes are measured using enacted tax laws and rates. For federal tax purposes in the United States, the enactment date is the date that the president signs the tax law. Enactment of a new tax law is viewed as a discrete event of the period of enactment.
Restructured liabilities	
Liabilities are remeasured (extinguished) and gain or loss recognized when there is a significant modification of terms.	Liabilities are remeasured and gain or loss recognized in accordance with EITF 96-19, "Debtors Accounting for a Modification in Exchange of Debt Instruments", which is more restrictive than IFRS concerning what represents a significant modification of terms.
Deferred tax assets	
Deferred tax assets are recognized when it is probable that future taxable profits will be available against	Similar to IFRS but recognize all deferred tax assets and provide a valuation allowance if is

IFRS	U.S. GAAP
which the deferred tax asset can be utilized. The carrying amount of the deferred tax asset is reviewed at each balance sheet date and reduced if appropriate.	more likely than not that some portion, or all, of the deferred tax asset will not be realized. There are a number of specific differences in application.
Segment reporting	
Report primary and secondary (business and geographic) segments based on risks and returns.	Report based on internal reporting segments. Operating segments are those business activities for which discrete information is available, and whose operating results are regularly reviewed by the entity's chief operating decision maker in determining resource allocation and assessing performance.
Accounting basis for reportable segment are based on IFRS Local GAAP measures.	Accounting basis for reportable segments are based on whatever basis is used for internal reporting purposes.
Guarantees	
Guarantees are recognized as part of provisions and should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date.	Upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The fair value of guarantees may be represented by transactions for similar guarantees on a stand-alone basis or part of bundled transactions or the present value of future expected economic outflows. Subsequent to its initial recognition, the liability for a guarantee should not continue to be measured at its fair value but amortized into earnings through a systematic method over the term of the guarantee or released at the expiration of obligation based on the terms of the obligation.

INDUSTRY OVERVIEW

The markets for the major metals produced by the Norilsk Group, namely nickel, copper, PGMs and gold, have fluctuated in recent years, with nickel and palladium exhibiting the greatest price volatility since 1990.

The situation in the base and precious metal markets was generally favorable for the Norilsk Group in 2004. A number of factors influenced world prices for the Norilsk Group's products in 2004, including economic improvements in major developed economies, continued growth in China, higher domestic demand in Russia and the stabilization of the palladium market.

As a result of a combination of these factors, prices for most of the Norilsk Group's products increased in 2004. Compared to 2003, the average annual price for copper increased by 61%, nickel by 44%, platinum by 22%, palladium by 15% and gold by 13%. Copper and nickel prices reached 15-year highs, platinum a 25-year high and gold a 16-year high.

Nickel industry

Nickel is a metal whose features include corrosion resistance, high strength over a wide range of temperatures and high conductivity. The principal uses for nickel are stainless steel, nickel-based alloys, electroplating, low alloy steel, foundry products and copper-based alloys, as well as miscellaneous uses such as batteries and catalytic converters. The stainless steel industry dominates nickel use, accounting for over two thirds of world nickel demand in 2004. Nickel scrap makes up approximately half of the stainless steel raw materials feed of nickel and, as nickel scrap supplies are decreasing, there has been an increase in demand for primary nickel.

Nickel deposits occur in either a hard rock environment as concentrations of nickel sulphide minerals (pendalite, phyrrotite or millerite) or in soil profiles called laterites. While the majority of economic nickel reserves are laterite deposits, the majority of current production is from sulphide ores due to the higher grade and greater proportion of other valuable resources in sulphide deposits. Growth in nickel production from laterite deposits has been slower than anticipated due to engineering difficulties. According to the U.S. Geological Survey, Australia holds 35% of world nickel reserves, followed by Russia (11%), Cuba (9%), Canada (8%), New Caledonia and Brazil (each 7%) and South Africa (6%). According to the U.S. Geological Survey, the Norilsk Group accounts for approximately 95% of Russia's nickel reserves. The balance of Russia's resources is comprised of deposits of poorer silicate ores of the Central and Southern Urals, developed by Southern Ural Nickel Plant and Ufaleinickel.

There were approximately 36 primary nickel producers worldwide in 2004, with the top six producers accounting for almost 60% of the world's total primary nickel production.

World nickel production, consumption and the resulting supply-demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	For the year ended December 31,		
	2004	2003	2002
	(thousands of metric tonnes)		
World refined nickel production and Sales from Stocks	1,245	1,274	1,184
Less world refined nickel consumption	1,272	1,237	1,190
Surplus (deficit)	(27)	37	(6)

Source: Brook Hunt

In 2004, global consumption grew, primarily due to increased production of stainless steel. The main growth in stainless steel production was in China, South Korea and Taiwan. Nickel consumption in China grew by 17.6% to 147 thousand tonnes.

During 2004, the average annual price of nickel on the LME increased by almost 44% to USD 13,852 per metric tonne compared with USD 9,640 per metric tonne in 2003. According to analysts, supply-side fundamentals were the main driver behind this increase, complemented by the very strong demand for metals from China, which was supported to some extent by demand from the Western world.

In the nickel market, the LME settlement price is the benchmark for negotiating with customers. Premiums above the LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and current availability of the desired product.

Copper industry

Copper is a critical component of global infrastructure. Global demand for copper is generally correlated with the rate of underlying world economic growth, particularly the growth in industrial production, construction and durable goods. Copper is utilized in a number of major industrial sectors, including building and construction, electrical and electronics, industrial machinery, transportation and consumer products. The primary use of copper is for electrical and electronic applications across all industry sectors because of copper's excellent electrical conductivity, durability, malleability and resistance to corrosion. Copper demand and price tend to follow economic cycles and, therefore, the copper price has historically experienced significant fluctuations. The materials that compete with copper include aluminum, plastics, stainless steel and fiber optics.

From 1990 through 2003, refined copper production increased at compound annual growth rate of 2.7%, according to the World Bureau of Metal Statistics. This rate of increase was slightly higher than the growth in world industrial production, which grew at an estimated compound annual growth rate of 2.3% over the same period, influenced by a number of factors. First, limited investment in new mine production in the latter half of the 1980s, coupled with growing demand for copper during that period, resulted in market shortages and declining copper inventories that in turn encouraged new investment. Second, an improved investment climate in Latin America, particularly Chile, encouraged investment in that region. In 2003, Latin America represented 46% of world copper production, a significant increase from 25% in 1990. Third, new technology made some previously uneconomic resources viable investments.

Asian copper consumption, led by China, was particularly strong, increasing at a compound annual growth rate of 6.3% from 1990 through 2003. Asia now represents approximately 46% of global refined copper consumption, compared with 24% for Europe and 22% for the Americas. The strong demand for copper in Asia has been driven by the increasing standard of living in this region as well as production of value-added products for export to the developed world.

Global refined copper consumption grew by more than 9%, or 1.43 million tonnes, to 17 million tonnes in 2004 from 2003. Consumption of refined copper in China increased by 18% from 2003 to almost 3.6 million tonnes in 2004, representing 21% of the global total consumption of this product. Consumption of refined copper in the United States, which had declined by more than 25% between 2000 and 2003, increased by 9% in 2004 compared to 2003, although this increase was largely attributable to inventory replenishment. Consumption of refined copper also grew significantly in the former Soviet Union (26%), Asia, excluding China and Japan, (7%) and Latin America (8%), while consumption levels of this product increased at a lower rate in Europe (2%) and Japan (3.6%).

Following consolidation activity over the past few years, the copper industry is now concentrated with the top five producers accounting for slightly over 30% of the total market in 2004. Approximately 24% of copper is produced in Latin America, 20% in Asia (other than China), 14% in North America, 12% in China, 12% in Western Europe, 9% in the countries of the Commonwealth of Independent States, 4% in Eastern Europe and the remaining 6% in other regions.

Global refined copper production and consumption and the resulting supply/demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
	(million of metric tonnes)		
Global refined copper production	15.91	15.28	15.35
Less global refined copper consumption	16.96	15.53	14.91
(Deficit)/ surplus	(1.05)	(0.25)	0.44

Source: Brook Hunt

Copper is an internationally traded commodity, and its prices are effectively determined by the three major metals exchanges: Commodity Exchange, Inc., the LME and the Shanghai Futures Exchange. During 2004, the average annual LME price of copper increased by 61% to USD 2,868 per metric tonne compared to USD 1,780 per metric tonne in 2003.

PGMs

PGMs are rare precious metals with unique physical qualities that are used in diverse industrial applications and in the jewellery industry. The unique physical qualities of PGMs include a high melting point, superior conductivity and ductility, a high level of resistance to corrosion, strength and durability, and strong catalytic properties.

In certain industrialized countries, an industry has developed for the recovery of PGMs from scrap sources, mostly from spent automotive and industrial catalytic converters.

Palladium industry

The primary application of palladium is in the automotive industry where it is used in the production of automotive catalytic converters that reduce harmful automobile emissions. With more stringent automobile emission standards scheduled to come into effect in the near future, demand for palladium and other PGMs by the automobile industry is expected to remain strong. The automotive industry represented approximately 58% of the worldwide palladium demand in 2004.

Approximately 14% of the 2004 palladium supply was consumed by the electronics industry for the production of components for personal computers, cellular telephones, facsimile machines and other devices, while another 14% of the palladium demand for 2004 came from the jewellery industry. Palladium is also widely used in the dental industry.

The leading global sources of palladium production are mines located in Russia and South Africa. According to Johnson Matthey, Russia provided approximately 50% of the palladium worldwide in 2004,

while South Africa provided approximately 33%. Primary palladium production is highly concentrated with the top five producers accounting for more than 85% of total production. It is estimated that palladium scrap currently accounts for approximately 7% of overall palladium supply.

Worldwide palladium supply, consumption and resulting supply-demand balance for the years ended December 31, 2004, 2003 and 2002 were as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
	(thousands of ounces)		
World palladium supply[(1)]	7,620	6,450	5,250
Less world palladium consumption	6,600	5,420	4,830
Surplus	1,020	1,030	420

(1) Supply numbers are for metals entering the market and do not necessarily represent metals produced during the years shown. For palladium the year-to-year difference is significant due to substantial inventories held by the Russian government, automobile manufacturers and speculators.

Source: Johnson Matthey

According to Johnson Matthey, purchases of palladium grew from 4.9 million ounces in 1994 to 9.4 million ounces in 1999, and thereafter decreased to 6.8 million ounces in 2001, 5.4 million ounces in 2003 and 6.6 million ounces in 2004 as consumers switched to alternative materials, including platinum, found ways of using less palladium while obtaining the same or better performance, and drew on safety stocks accumulated prior to 2001. Substitution subsided and reversed to a degree in 2003 and more rapidly in 2004 as the price of platinum strengthened and exceeded the price of palladium.

The price growth at the beginning of the second quarter of 2004 was caused by Umicore (Belgium) announcing its plans to replace more expensive platinum in auto catalytic converters for diesel engines with cheaper palladium. The main reason, which led to a weakening of the palladium price in the second half of 2004, was the supply of surplus palladium stocks to the market, including sales by Stillwater Mining of palladium received from the Norilsk Group as part of the consideration for its shares, accompanied by low demand from the end consumers throughout the year. Overall, palladium continued to be supplied to the market from stocks, leading to growth in supply from 6.5 million ounces in 2003 to 7.6 million ounces in 2004, leaving the oversupply gap unchanged during the year.

As a result of depletion of metal reserves of auto catalyst producers and lower palladium prices auto catalyst demand for palladium increased by 10% to 3.8 million ounces. Recovery of palladium demand was somewhat halted due to the increase in the share of diesel engines production, consuming less palladium. The demand from the electronics industry rose by 14% and amounted to 955,000 ounces. The fastest growth was observed in the jewellery industry, which increased consumption of palladium by 268% to 920,000 ounces due to mass launch of palladium product enterprises in China.

During 2004, the average annual price for palladium on the London Platinum and Palladium Market ("LPPM") was USD 230 per ounce, or 15% higher compared to the average price of USD 200 per ounce in 2003 (USD 337 per ounce in 2002).

Platinum industry

According to Johnson Matthey, approximately 62% of current world platinum production is used for industrial and manufacturing processes, most significantly for the manufacturing of catalytic converters for

the global auto industry. In addition to catalytic converters, industrial uses of platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasolines and fuel cells. The balance of current platinum demand is for the production of jewellery, such as gem settings for rings, and for investment/collector coins.

The leading global sources of platinum production are mines located in South Africa and Russia. Johnson Matthey estimated that South Africa provided approximately 77% of the platinum worldwide during 2004 and Russia accounted for approximately 13%. Like palladium, platinum production is highly concentrated with the top four producers accounting for approximately 80% of total production in 2004.

	For the year ended December 31,		
	2004	2003	2002
	(thousands of ounces)		
World platinum supply	6,500	6,200	5,970
Less world platinum consumption	6,580	6,530	6,470
Deficit	(80)	(330)	(500)

Source: Johnson Matthey

In 2004, the demand for platinum increased by 1% to 6.6 million ounces, due to increased metal consumption in the automotive industry, while demand from the jewellery industry declined. The automotive industry in Europe and Japan became the leaders in the demand growth for platinum in 2004. The overall platinum demand from the automotive industry increased by 7% to 3.5 million ounces mainly due to the increase in sales of diesel cars, stricter standards of emissions and a higher use of platinum in catalytic converters. At the same time, higher platinum prices led to a 12% demand reduction by the jewellery industry to 2.2 million ounces.

In 2004, the platinum market was characterized by a sharp rise in prices for the second consecutive year. The average annual price for platinum on the LPPM increased by 22% to USD 846 per ounce from USD 692 per ounce in 2003 and USD 540 per ounce in 2002. Johnson Matthey has stated that there may be a surplus supply of world platinum in 2005, in part due to further declines in use by Chinese jewelers.

Gold industry

Gold has been used to store value and produce jewellery since ancient times. Gold remains a popular investment tool and is widely used for the fabrication of jewellery. Due to its qualities of malleability, ductility, reflectivity, resistibility to corrosion and excellent thermal and electric conductivity, gold also finds use in a wide variety of industrial applications.

Gold deposits are located throughout the world. South Africa is the world's largest producer of gold, followed by the United States, Australia, and China. The gold industry is concentrated, with the top ten producers accounting for 45% of production.

The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As

the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price.

In 2004, the demand for gold grew 8.2% to 112 million troy ounces due to the weaker U.S. dollar exchange rate and reduced stock market returns, which traditionally drive investment demand for gold. In 2004, gold supply was estimated at 108 million troy ounces, which was 13.3% lower than in 2003. Total gold production in 2004 declined by 3.7 million troy ounces from 2003. Sales from government reserves globally decreased by 19.4% to 16 million troy ounces. The inflow of gold scrap also somewhat declined, to 26.7 million troy ounces compared to 30.4 million troy ounces in 2003.

In 2004, the average annual gold price increased by 13% to USD 410 per troy ounce compared to USD 364 per troy ounce in 2003 (USD 311 per troy ounce in 2002). The price of gold can fluctuate widely and is affected by numerous factors, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is sometimes subject to rapid short-term changes on speculation.

NORILSK BEFORE THE SPIN-OFF

OJSC Mining and Metallurgical Company Norilsk Nickel is an open joint stock company organized under the laws of the Russian Federation which was incorporated on July 4, 1997. Its principal executive offices at at 22 Voznesensky Pereulok, Moscow 125009, Russian Federation.

Business and operations prior to the Spin-off

The Norilsk Group is one of the world's premier metals and mining operations. In 2004, according to the Norilsk Group's estimates, it was, in terms of volume of production, the world's leading producer of nickel (approximately 19% of global production). According to analysts' estimates, in 2004, the Norilsk Group was, in terms of volume of production, the leading producer of palladium (approximately 50% of global production), the fourth-largest producer of platinum (approximately 11% of global production, making the Norilsk Group the largest producer of platinum outside South Africa), and the eighth-largest producer of copper (approximately 3% of global production). As a result of recent acquisitions, the Norilsk Group estimates that, in 2004, it was Russia's largest gold producer in terms of production volume. The Norilsk Group also produces cobalt, rhodium, silver, iridium and ruthenium, although revenues from the sale of these metals were not material in 2004 to the Norilsk Group's total sales revenue. In 2004, the Norilsk Group produced 243,000 tonnes of nickel, 447,000 tonnes of copper, 4% more PGMs produced in Russia than in 2003 and 1,220,000 troy ounces of gold (of which 1,085,000 troy ounces were attributable to the Polus Group). The Norilsk Group's nickel reserve base is one of the largest in the world, and its ore deposits contain a rich mixture of other valuable resources.

Until recently, Russian law prohibited the Norilsk Group from disclosing its production volumes, ore reserves and mineral resources. Following amendments to these laws in 2003, the Company has been allowed to audit its base metal reserves in accordance with international standards and to disclose that information. Pursuant to further amendments to this legislation and rulings issued by the Russian government in 2005, additional changes were introduced to the list of classified information, which resulted in the declassification of information, including historical data relating to periods after February 18, 2004, on projected and factual PGMs production volumes, cost of production, ore reserves and mineral resources, as well as PGM export data. When it has updated its relevant internal procedures, the Norilsk Group plans to disclose some of this information in 2005.

The Norilsk Group makes an important contribution to the Russian economy. The Norilsk Group estimates that, in 2004, its total sales accounted for approximately 3.5% of Russia's total exported product.

For a detailed description of the business and operations of Norilsk, shareholders should refer to the annual report of Norilsk for the fiscal year ended December 31, 2004, which is available on the Company's website at *www.nornik.ru.* The annual report is incorporated by reference herein.

The audited consolidated financial statements of the Norilsk Group as at and for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with IFRS are attached hereto as Exhibit I. Unaudited consolidated interim financial statements of the Norilsk Group for the three months ended March 31, 2005 prepared in accordance with IFRS are attached hereto as Exhibit III.

Formation of Norilsk

On the Taimyr Peninsula, copper-nickel ore deposits were first discovered in the 1920s and the 1930s. On June 23, 1935, the Council of People's Commissars of the USSR passed a resolution "On Building the

Norilsk Combine" and the first copper-nickel matte was produced in Norilsk in 1939. On the Kola Peninsula, the Severonickel industrial complex was commissioned in 1935 and the Pechenganickel mining and industrial complex was commissioned in 1940.

On November 4, 1989, the Council of Ministers of the USSR passed a resolution creating the State Concern for Non-Ferrous Metals Production Norilsk Nickel. The State Concern brought together a number of enterprises, including the Norilsk, Severonickel and Pechenganickel industrial complexes.

Privatization and principal shareholders of Norilsk

On June 30, 1993, by decree of the Russian President, the State Concern was reorganized into the Russian Joint Stock Company for Production of Non-Ferrous and Precious Metals Norilsk Nickel ("RAO Norilsk Nickel"). In 1994, as part of RAO Norilsk Nickel's privatization program, company shares were distributed to employees and sold at voucher auctions, as a result of which 250,000 individuals became shareholders. The Russian government retained a controlling stake representing 38% of all issued capital and comprising 51% of the ordinary voting shares. In November 1995, the government placed its stake at a pledge auction, as a result of which the stake was pledged to JSB Uneximbank as a security for a loan made by JSB Uneximbank to the government. In August 1997, the Russian government sold the stake at an auction conducted by JSB Uneximbank to CJSC Swift, which represented the beneficial interests of Vladimir O. Potanin and Mikhail D. Prokhorov.

Through subsequent purchases, Messrs. Potanin and Prokhorov increased their holdings in RAO Norilsk Nickel and, following the restructuring described below, by May 2005, Messrs. Potanin and Prokhorov each beneficially owned 27.94% of the Company. Mr. Prokhorov is the Company's Chief Executive Officer and plays an important role in the Company's management. Mr. Potanin takes part in the strategic management of the Norilsk Group through participation in shareholders' meetings. See "Major Shareholders of Norilsk".

Restructuring

In 2000, the Norilsk Group began a major corporate restructuring aimed at consolidating its assets and increasing its transparency, thus creating a more efficient financial and corporate structure. The restructuring was implemented by means of the issue of ordinary shares of the Company, through a closed subscription, to shareholders of RAO Norilsk Nickel in exchange for ordinary and preferred shares of RAO Norilsk Nickel. The restructuring also involved a liquidation of RAO Norilsk Nickel's ownership stake in the Company, which was accomplished through a reduction of the Company's charter capital. By 2001, the restructuring was substantially completed, with shares of the Company listed and trading publicly on RTS and MICEX and the Norilsk ADSs trading in the over-the-counter section of the NASDAQ Stock Market Inc., on the IOB of the London Stock Exchange and on the Berlin Stock Exchange.

As a result of the restructuring, the Company replaced RAO Norilsk Nickel as the holding company of the Norilsk Group. RAO Norilsk Nickel remains a sub-holding company within the Norilsk Group. The Company is registered in the Unified State Register of Legal Entities under the number 1028400000298. The business objective of the Company, set forth in Article 2 of its charter, is operating at a profit, and its principle operations, set forth in Article 2 of its charter, include exploration and mining of reserves and various ancillary operations.

Share repurchase

In December 2004, the Company's Board of Directors passed a resolution to repurchase 12.5 million Norilsk Shares at USD 60 per share (RUB 1,680) per share. Applications to sell shares were accepted by the

Company from December 15, 2004 until January 15, 2005 and Norilsk Shares were repurchased from January 16 to February 15, 2005. The number of Norilsk Shares purchased by the Company from each shareholder, having tendered his Norilsk Shares, was determined on a pro rata basis. As a result, the Company repurchased 12,478,704 Norilsk Shares for the total of USD 763 million (RUB 20,964,222,720). Shareholders of Norilsk were paid for the Norilsk Shares in February to March 2005. Since the date of the repurchase, Norilsk has held these shares on its balance sheet as treasury shares. See "Description of Norilsk Capital Stock".

Additional exchange of Norilsk Shares for RAO Norilsk Nickel shares

In October 2004, the Company's Board of Directors passed a resolution to conduct a third, additional exchange of RAO Norilsk Nickel shares for Norilsk Shares for all shareholders of RAO Norilsk Nickel who did not exercise their right to exchange their shares in 2001-2002.

The exchange of shares, with one RAO Norilsk Nickel share exchanged for one Norilsk Share, was launched on December 1, 2004 and lasted for 6 months until May 31, 2005. A total of 1,228,019 shares of RAO Norilsk Nickel were exchanged for Norilsk Shares. Shares of Norilsk held on the balance sheet of Safaiser Investments Ltd., a subsidiary of Norilsk, were used in the exchange. As a result of the exchange and excluding the repurchased shares, the Norilsk Group holds 2,035,349 Norilsk Shares on the balance sheet of Safaiser Investments Ltd. The next round of share exchanges began on August 1, 2005 and is scheduled to end on July 31, 2006.

NORILSK AFTER THE SPIN-OFF

Business and operations

The Norilsk Group is one of the world's premier metals and mining operations and a leading producer of nickel and palladium and a major producer of platinum and copper. The Norilsk Group's nickel reserve base is one of the largest in the world and its ore deposits contain a rich mixture of other valuable resources. The Norilsk Group plans to continue to conduct mining, enrichment and metallurgical activities relating to base metals and PGMs, as well as gold, through its Polar Division on the Taimyr Peninsula in Northern Siberia and through its Kola Division on the Kola Peninsula in the North-West Region of Russia. Through Stillwater Mining, the Norilsk Group intends to continue its mining, processing and refining of PGMs in southern Montana in the United States. Immediately following the Spin-off, the Norilsk Group will retain all of the current assets of the Norilsk Group other than the Polus Group.

If the Spin-off is approved at the EGM, the separation of the Norilsk Group and Polyus Gold and the transfer by Norilsk of all the shares of Polus, together with a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005), to Polyus Gold will be effected as a matter of Russian law on the Formation Date. Following the Spin-off, Polyus Gold will not own any Norilsk Shares. It is expected that the Norilsk Group, through Safaiser Investments Ltd., will own not more than 1% of the shares of Polyus Gold.

A pro forma consolidated balance sheet and a pro forma consolidated income statement of the Norilsk Group, each giving effect to the Spin-off as if it occurred on January 1, 2004, is attached hereto as Exhibit V.

Overview of operations

Following the Spin-off, the Norilsk Group expects to continue to operate through its principal division and two subsidiaries:

- The Polar Division and ancillary activities, located in the Taimyr Peninsula;
- The Kola Division and ancillary activities, located in the Kola Peninsula (and incorporating the Pecheneganickel and Severonickel Combines);
- Stillwater Mining, located in Columbus, Montana in the United States.

Following the Spin-off, the Company's head office will continue to be located at 22 Voznesensky Pereulok, Moscow 125009, Russian Federation, its registered office will continue to be located at Dudinka, Taymyrskyi (Dolgano-Nenetskyi) Autonomous District, Russian Federation and its postal address will continue to be 2 Gvardeyskaya Square, Norilsk, Krasnoyarsk Territory 663310, Russian Federation.

Following the Spin-off, the Norilsk Group plans to continue to extract rich, cuprous and disseminated ores from deposits on the Taimyr and Kola Peninsulas in Russia. These deposits contain a mixture of metals, including nickel, copper, PGMs and gold.

Following the Spin-off, the Norilsk Group plans to continue to operate 11 mines on the Taimyr and Kola Peninsulas, which in 2004 produced approximately 20 million tonnes of ore, with the majority being produced from the Polar Division mines on the Taimyr Peninsula. The Norilsk Group will seek to maintain

at least the current level of production until at least 2015. The Norilsk Group is currently studying opportunities to increase mining and production volumes by increasing the mining of disseminated ores, while maintaining the mining of rich and cuprous ores at current levels.

Reserves and resources of Norilsk

Mineral resources and ore reserves of Norilsk as at December 31, 2004 have been subjected to an independent audit carried out by Micon International Co. Ltd. and are stated in accordance with the JORC Code. As of December 31, 2004, Norilsk had proved and probable reserves of 399 million tonnes of ore from the Talnakh Ore Field in the Taimyr Peninsula and from the Zhdanovskoye Deposit in the Kola Peninsula, which contain 6.02 million tonnes of nickel, 9.02 million tonnes of copper and 2.68 million troy ounces of gold.

Strategy

Following the Spin-off, the Norilsk Group is expected to maintain its overall strategic goals of sustaining its position as a leader in the world nickel, PGMs and copper markets. To achieve these strategic goals, the Norilsk Group will seek to improve its production and operating efficiencies, pursuing value-enhancing expansion and diversification strategies, and broadening its focus on cost reduction to include overall unit cost reduction.

Major initiatives planned for 2005 include the continued development of the Severny-Gluboky mine, initiation of the shaft upgrade at Komsomolsky mine, and continued preparation for construction of the new shaft at the Skalisty mine.

Management expects that the focus on cost reduction, in combination with these capital projects (which are part of a developing balanced plan of capital expenditure to refurbish or replace older assets and create options for production growth), will enable the Norilsk Group to respond more effectively to the rapidly growing demand for nickel and copper.

In accordance with its overall strategic goals, on August 11, 2005, the Company began the restructuring of its internal management. The Company plans to implement the restructuring in three stages over a period of three to five years.

Organizational structure

The following chart shows those units and subsidiaries of the Norilsk Group which the Norilsk Group expects will be the principal operating units and subsidiaries of the Norilsk Group immediately following the Spin-off.



Norilsk
Taymir Peninsula
Monchegorsk
Kola Peninsula
St. Petersburg
Gypronickel
Moscow
Headquarters
London
Norilsk Nickel Europe
Montana
Stillwater Mining Company
Pittsburg
Norilsk Nickel USA
Hong Kong
Norilsk Nickel Asia

The following table shows the names, the nature of business and the addresses of the registered offices of the Norilsk Group's significant subsidiaries as at June 30, 2005. Each of these are expected to continue to be significant subsidiaries of the Norilsk Group immediately following the Spin-off.

Subsidiaries by country of incorporation	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
Russia			
OJSC RAO Norilsk Nickel	Marketing agent	96.9	1/2 Korotkaya St., Dudinka, Taimyr Autonomous Area, Russian Federation
OJSC Taimyrgaz	Gas extraction	95.2	1/2 Korotkaya St., Dudinka, Taimyr Autonomous Area, Russian Federation

Subsidiaries by country of incorporation	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
OJSC Yenisey River Shipping Company	River shipping operations	43.9	Monchegorsk, Murmansk District, 184507 Russian Federation
CJSC NORIMETIMPEX	Marketing intermediary	100	22 Vosnesensky Pereulok, Moscow 103009, Russian Federation
OJSC Kola Mining and Metallurgical Company	Mining, processing and metallurgy	100	Monchegorsk, Murmansk District, 184507 Russian Federation
OJSC Arkhangelsk Commercial Sea Port	Sea shipping operations	53.1	69, Severnoy Dviny Nab., Archangelsk 163061, Russian Federation
CJSC Alykel	Airport services	100	7 Sevastopolskaya St., Norilsk, Russian Federation
OJSC Institut Gipronickel	Science	100	11 Grazhdansky Prospect, St. Petersburg 195220, Russian Federation
OJSC Norilsky Kombinat	Equipment lessor	99.9	Norilsk 663310, Russian Federation
OJSC Kombinat Severonickel	Equipment lessor	100	City of Monchegorsk – 7, Murmansk Region 184280, Russian Federation
OJSC Gornometallurgichesky Kombinat Pechenganickel	Equipment lessor	100	Zapolyarnyi, Pechenegsky Area, Murmansk Region 184430, Russian Federation
CJSC Kraus-M	Property holding	100	13/1 Tverskoy, Boulevard, Moscow 123104 Russian Federation
LLC Norilsk Telecom	Telecoms	100	City of Norilsk, Russian Federation
China			
Norilsk Nickel (Asia) Limited	Distribution	100	Unit 6310, 63/F, The Center 99 Queen's Road Central, Hong Kong
Luxembourg			
Norilsk Nickel Finance Luxembourg S.A.	Bond issuer	100	14a, rue des Bains, L-1212 Luxembourg, Grand Duchy of Luxembourg

Subsidiaries by country of incorporation	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
Switzerland			
Norilsk Nickel Holding S.A.	Investment holding	100	50, rue du Rhone 1204 Geneva, Switzerland
Metal Trade Overseas S.A.	Distribution	100	20, Bahnhofstrasse, 6300 Zug, Switzerland
United Kingdom			
Norilsk Nickel Europe Limited	Distribution	100	Cassini House, 6th Floor, 57 St James's St., London SW1A 1LD, England
United States			
Stillwater Mining Company, Inc.	Mining	54.9	1321 Discovery Drive, Billings, Montana 59102, USA
Norilsk Nickel USA, Inc.	Distribution	100	Suite 330, Building Two, Penn Center West, Pittsburgh, PA 15276, USA

Management

In accordance with Russian legislation governing joint stock companies and the Company's charter, the Company's principal governance bodies following the Spin-off will continue to be the shareholders' meeting, the board of directors, the management board and the General Director.

Board of Directors

The table below shows the current members of the Board of Directors of the Company. The Board of Directors was elected by the Annual General Meeting of shareholders of the Company on June 30, 2005 until the next annual general meeting of the Company.

Name	Year of Birth	Position
Andrey Alexandrovich Klishas	1972	Chairman of the Board of Directors since 2001. Since 1998, member of the Board of Directors at RAO Norilsk Nickel; Chairman since 2001. From 1999 to 2003 member of the Board of Directors at OJSC AKB ROSBANK. From 2000 to 2001, member of the Board of Directors, OJSC Sidanko. Since 2001, General Director and Chairman of the Management Board of CJSC Holding Company INTERROS. From 2001 to 2002, member of the Board of Directors at OJSC Federal Contracting Corporation Roskhlebprodukt. Since 2003, member of the supervisory board of LLC Finkom – Investment and Management. Since 2002, member of

Name	Year of Birth	Position
		the Board of Directors at CJSC APK Agros, OJSC Power Machines. Since 2004, Chairman of the Board of Directors at OJSC AKB ROSBANK, member of the Board of Directors of CJSC Holding Company INTERROS.
Andrey Evgenevich Bugrov	1952	Member of the Board of Directors since 2002. Member of the Audit Committee since 2004. From 1993 to 2002, representative of the Russian Federation at the World Bank, executive director of the IBRD and the IFC. From 2002 to 2003, Chairman of the Board of Directors and President of OJSC AKB ROSBANK, member of the Board of Directors of OJSC Power Machines. From 2002 to 2004, Deputy Chairman of the Board of Directors of CJSC Holding Company INTERROS. Since 2003, member of the Board of Directors of OJSC Russian Communal Systems, director of AIG, INTERROS RCF Advisor, member of the Board of Directors of OJSC AKB ROSBANK, Chairman of the Board of Directors of OJSC Open Investments. Since 2002, member of the executive of the Trade and Industry Chamber of the Russian Federation, member of the Board of Directors of OJSC Power Machines, Chairman of the Supervisory Board of LLC Finkom – Investment and Management. Since 2004, managing director of CJSC Holding Company INTERROS, chairman of the Board of Directors of CJSC Prof-Media, member of the Board of Directors of RAO UES.
Guy de Selliers	1952	Member of the Board of Directors since 2002. Chairman of the Audit Committee since 2004. Since 1994, member of the Board of Solvay S.A. Since 2001, member of the Board of Directors of Wimm Bill Dann. Since 2003, Chairman of the Board of Directors of HB Advisors, member of the Board of Directors of OJSC Furniture Company Shatura.
Vladimir Ivanovich Dolgikh	1924	Member of the Board of Directors since 2001. Pensioner. Since 1997, Chairman of the Board, Krasnoyarskoe Zemliachestvo Society.
Ralph Tavakolian Morgan	1968	Member of the Board of Directors since 2005. Member of the Management Board – Deputy General Director. From 1993 to 1995, consultant with Ernst & Young International Financial Services in Kazakhstan and Kirgizstan. From 1995 to April 30, 2004, Partner, Location Manager, Moscow Office of McKinsey & Company.

Name	Year of Birth	Position
Mikhail Dmitrievich Prokhorov	1965	Member of the Board of Directors since 2003. From 1998 to 2000, President and Chairman of the Management Board of Unexim bank. From 2000 to 2001, President of OJSC AKB ROSBANK. From 2000 to 2002 – member of the Board of Directors of OJSC AKB ROSBANK and CJSC AKB IFC. Since 2001, General Director and Chairman of the Management Board of Norilsk.
Ekaterina Mikhailovna Salnikova	1957	Member of the Board of Directors since 2004. From 1998 to 2001, member of the Board of Directors, OJSC Sidanko. From 1998 to 2003, member of the Management Board of CJSC Holding Company INTERROS. In 2000, member of the Board of Directors at OJSC AKB ROSBANK. From 2000 to 2004, member of the Board of Directors, CJSC Prof-Media. Since 2000, member of the Board of Directors at OJSC Power Machines. From 2001 to 2003, member of the Board of Directors of Norilsk. Since 2003, member of the Board of Directors at OJSC Open Investments. Since 2004, member of the Board of Directors at OJSC AKB ROSBANK.
Heinz Schimmelbusch	1944	Member of the Board of Directors since 2003. Since 1994 – Chairman of the Board and CEO of Allied Resource Corporation (United States). Since 1997, Executive director, partner and founder of Safeguard International Fund (United States). From 1998 President, CEO and Member of the Board of Metallurg Holdings, Inc., Chairman of the Board of ALD Vacuum Technologies (Germany). Since 1999, member of the Board of Directors of Becancour Silicon Inc. Since 2001, Chairman of the Supervisory Board of Pfal-Flugzengwerke (Germany). Since 2003, Chairman of the Board and CEO of Timminco Limited (Canada).
Kiril Ugolnikov	1961	Member of the Board of Directors since 2005. Member of the Audit Committee since 2005. From 1995 to 2000, Deputy Head of the Federal Tax Inspectorate of the Russian Federation and First Deputy Minister of the Ministry of Tax and Excise of the Russian Federation. Since 2000, member of the Board of Directors of CJSC Vneshyurkollegiya and member of the Board of Directors of OJSC Investsberbank.

The Board of Directors is responsible for general management matters, with the exception of those matters that are designated by law and the Company's charter as being the exclusive responsibility of the shareholders' meeting. See "Description of Share Capital – Shareholders' meetings". Members of the Board of Directors are elected at the Company's annual shareholders' meeting until the next annual shareholders' meeting and may be re-elected an unlimited number of times. The Board of Directors consists of nine

members, four of whom are independent in accordance with criteria, based on the corporate governance recommendations of the FCSM (the predecessor of the FSFM), set out in the Company's charter.

Management Board

Following the Spin-off, the Management Board will continue to be the Company's collective executive body and will be appointed by the Board of Directors. Members of the Management Board serve until their resignation or dismissal from the Company. The Management Board meets as necessary and makes its decisions by simple majority, provided that a quorum of half of the appointed members of the Management Board is present. Members of the Management Board are responsible for the Company's day-to-day management and administration. The Chairman of the Management Board represents the Company and acts as its Chief Executive Officer (General Director).

The table below shows the members of the Management Board of the Company as at June 30, 2005.

Name	Year of Birth	Position
Mikhail Dmitrievich Prokhorov	1965	General Director and Chairman of the Management Board. From 1998 to 2000, President and Chairman of the Management Board of Unexim bank. From 2000 to 2001, President of OJSC AKB ROSBANK. From 2000 to 2002, member of the Board of Directors of OJSC AKB ROSBANK and CJSC AKB IFC. Member of the Board of Directors since 2003.
Dmitry Semenovich Cheskis	1954	Deputy General Director and Head of Transport and Logistics Division From 1992 to 1993, Deputy General Director of TOO General Technologies. From 1993 to 1996, Finance Director of CJSC Marvel Group Russia. From 1996 to 2001, Executive Director of LLC Okamet.
Maxim Valerievich Finsky	1966	Deputy General Director and Head of Geological Division. From 2000 to 2002, member of the Board of Directors of CJSC AKB IFC. From 2001 to 2002, Chairman of the Board of Directors of OJSC Babaevsky confectionery concern. Member of the Board of Directors of Murmansk Shipping Company. Since 2002, member of the Board of Directors of International Platinum Association. Since 2004, Chairman of the Board of Directors of Metal Trade Overseas (Switzerland).
Igor Anatolievich Komarov	1964	Deputy General Director and Head of the Finance Department. From 1998 to 2000, First Deputy Chairman of the Management Board of OJSC AKB National Reserve Bank. From 2000 to 2002, deputy Chairman of the Management Board of OJSC AKB Savings Bank of the Russian Federation. From 2002 to 2004, member of the Board of Directors, OJSC AKB ROSBANK.

Name	Year of Birth	Position
Yuri Alexeevich Kotlyar	1938	From 1997 to 2001, First Deputy General Director, since 2001, General Director and Chairman of the Management Board of RAO Norilsk Nickel. From 1999 to 2003, member of the Board of Directors and Chairman of the Board of Directors of RAO Norilsk Nickel. From 2001 to 2002, General Director of OJSC Gipronickel.
Ralph Tavakolian Morgan	1968	Deputy General Director and Head of the Mining Division. From 1993 to 1995, consultant with Ernst & Young International Financial Services in Kazakhstan and Kirgizstan. From 1995 to April 30, 2004, Partner, Location Manager, Moscow Office of McKinsey & Company.
Denis Stanislavovich Morozov	1973	Deputy General Director and Head of the Legal Department. From 1994 to 1998, Deputy Head of the Credit Section, Head of the Credit Section, Deputy Head of Credit Management, and Vice President of JSC Alfa-Bank. From 1998 to 1999, Director of Commercial Banking Operations Department of the Joint Stock Commercial Bank The International Finance Company (Mezhdunarodnaya Finansovaya Kompaniya). From 1999 to 2001, Head of the Administration of Corporate Structures, Head of the Administration of Work and Corporate Capital, Shareholder and Investor Relations, and a member of the Management Board and the Board of Directors of RAO Norilsk Nickel. From 2001 to 2003, Head of the Legal Department of Norilsk.
Jacque Iosifovich Rozenberg	1943	Deputy General Director and Head of Regulatory and Environmental Department. From 1998 to 2003, member of the Board of Directors, OJSC Norilskgazprom. From 1998 to 2000, Deputy General Director of RAO Norilsk Nickel. Member of the Board of Directors of Norilskgazprom, Chairman of the Scientific and Technical Council of Norilsk.
Victor Evgenevich Sprogis	1962	Deputy General Director and Head of Sales Division From 1992 to 1997, Commercial Director of Belka Trading Corporation. From 1998 to 2000, Commercial Director of PKOO Interbel LLC. From 2000 to 2001, First Deputy General Director of OJSC Overseas Trade Open Joint Stock Company Raznoimport.

Shareholdings of members of the Company's Board of Directors and Management Board

The table below shows the shares of the Company held directly by the current members of its Board of Directors and Management Board as at June 30, 2005.

Name and position	Number of shares	Proportion of issued share capital
		(%)
M.D. Prokhorov, General Director and Chairman of the Management Board	632,668[1]	0.296[1]
I.A.Komarov, Member of the Management Board	7,895	0.0037
J.I. Rozenberg, Member of the Management Board	897	0.0004
V.I. Dolgikh, Member of the Board of Directors	479	0.0002
D.S. Morozov, Member of the Management Board	7	–
Total held by members of the Management Board and the Board of Directors	**641,946**	**0.3003**

(1) Not including shares in beneficial ownership. See "Major Shareholders of Norilsk".

Employees

As at March 31, 2005, the Norilsk Group had 95,782 employees, 59,299 of whom were based in the Norilsk Industrial Area, 34,696 elsewhere in Russia and 1,787 outside Russia. Following the Spin-off, the Norilsk Group is expected to employ approximately 86,783 employees.

Management expects the Norilsk Group to continue to optimize its employment practices in Russia. Over the last seven years, the number of employees at the Polar and Kola Divisions has decreased by approximately 25%. To ensure optimal workforce composition, management expects the Norilsk Group to continue to conduct a number of training and retraining programs for its employees. In 2004, over 35,000 of its employees participated in training or continuing education courses.

On average, the salaries of the Norilsk Group's Russian employees are higher than the average in the Russian non-ferrous metals industry. In March 2004, the Norilsk Group employees accepted the extension of a collective bargaining agreement for three years, under which no increases in wages or benefits are required. The Norilsk Group provides its employees with pensions, health benefits, access to resort treatments and sports and cultural events. The Norilsk Group provides qualified employees with pension plans in addition to mandatory state pensions. As of December 31, 2004, the Norilsk Group had USD 11 million of short-term and USD 50 million of long-term pension liabilities.

The Norilsk Group has several trade unions, to which approximately 30% of its employees belong. Management believes that, following the Spin-off, a substantial portion of the Norilsk Group's employees who are presently members of a trade union will choose to maintain their membership. The Norilsk Group has not to date experienced any strikes, work stoppages, labor disputes or actions that have had a material effect on the operations of its business, and management considers its relationship with its employees to be good.

Social responsibility

The Norilsk Group is the largest employer on the Taimyr and Kola Peninsulas. The Norilsk Group is the largest taxpayer in the Taimyr Region and the Krasnoyarsk Region and contributed approximately 90% and 50%, respectively, to their budgets in 2004.

Local authorities on the Taimyr and Kola Peninsulas appeal to the Norilsk Group from time to time for additional assistance, beyond required tax payments, when local budgets are insufficient to provide necessary public services. For instance, the Norilsk Group has from time to time undertaken necessary road repairs and airport maintenance to the extent that local budgets could not provide for such activities. The Norilsk Group expects to continue to make contributions to support and develop regional community life, amounting to USD 89 million in 2002, USD 47 million in 2003, USD 52 million in 2004 and USD 8 million in the first quarter of 2005.

As the dominant employer in its areas of operations, the Norilsk Group is expected to remain responsible for the social welfare of its current and retired employees. While most of the social infrastructure formerly owned by the Norilsk Group (such as housing, hospitals and kindergartens) was transferred to the city of Norilsk in 2000 and 2001 and the city of Norilsk began financing these assets from its budget in 2002, the Norilsk Group made voluntary contributions to sustain these assets of USD 61 million in 2002, USD 75 million in 2003, USD 53 million in 2004 and USD 10 million in the first quarter of 2005, and intends to continue to do so following the Spin-off.

POLYUS GOLD

Polyus Gold is expected to be an open joint stock company organized under the laws of the Russian Federation.

Capital structure of Polyus Gold

Polyus Gold will initially have only ordinary shares. The number of ordinary shares of Polyus Gold will initially be same as the number of Norilsk ordinary shares outstanding (excluding 12,478,704 shares held directly by Norilsk as treasury shares) on the Organizational Meeting Record Date. The rights of the ordinary shares of Polyus Gold, including in relation to dividends and voting rights, will be determined in accordance with the Joint Stock Companies Law.

The business of Polyus Gold

The following is a summary description of the business and operations of Polyus Gold. In the Spin-off, Norilsk will transfer to Polyus Gold all the shares of its wholly-owned subsidiary Polus, together with a cash contribution in the amount of 10 billion rubles (approximately USD 352 million, based on the U.S. dollar/ruble exchange rate on August 11, 2005). See "The Spin-off".

Development of the Polus Group

Polus was acquired by Norilsk from a private individual in October-November 2002. In 2004, the Norilsk Group acquired a controlling interest in Lenzoloto and Matrosov Mine, and subsequently increased both stakes in 2005. See "Operating and Financial Review and Prospects of the Norilsk Group – Acquisitions – Acquisitions of actual and prospective gold mining assets – Lenzoloto" and "Operating and Financial Review and Prospects of the Norilsk Group – Acquisitions – Acquisitions of actual and prospective gold mining assets – Matrosov Mine". Polus subsequently transferred certain of Lenzoloto's assets for USD 25.5 million to a new subsidiary, LZRK, which Polus established in 2004. In 2004, as a result of those acquisitions, the Polus Group was (according to its own calculations) Russia's largest gold producer on the basis of production volume. In 2004, the Polus Group produced 1,085,000 troy ounces of gold, a 31% increase from 832,000 troy ounces in 2003, and, in 2004, it sold 1,086,000 troy ounces of gold, a 37% increase from 794,000 troy ounces in 2003.

In May 2005, Polus acquired from Norilsk the indirect ownership of a 20% stake in Gold Fields, the world's fourth-largest gold producer, for a market price of USD 946 million. Norilsk had acquired this stake for a market price of USD 1.24 billion in March 2004, becoming Gold Fields' largest shareholder. See "– Gold Fields".

Audited consolidated financial statements of the Polus Group as at and for the year ended December 31, 2004 and audited financial statements of Polus standalone as at and for the year ended December 31, 2003, prepared in accordance with IFRS, are attached hereto as Exhibit II. Unaudited consolidated interim financial statements of the Polus Group for the three months ended March 31, 2005, prepared in accordance with IFRS, are attached hereto as Exhibit IV. Financial information regarding Polyus Gold is included in the pro forma consolidated financial information which is attached hereto as Exhibit V.

Following the Spin-off, Polyus Gold is expected to consider the restructuring of the Polyus Gold Group in order to achieve a more optimal corporate structure.

The following map shows the locations of what are expected to be the principal Russian operations of Polyus Gold following the Spin-off.



Magadan
Moscow
Krasnoyarsk
Irkutsk

Organizational structure

The following table shows the names, the nature of business and the addresses of the registered offices as at June 30, 2005 of the entities which are expected to be significant subsidiaries of Polyus Gold immediately following the Spin-off. The percentage ownership as at June 30, 2005 refers to the percentage ownership, direct or indirect, of these companies by Norilsk.

Subsidiary	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
CJSC Polus	Gold mining and sales agent	100	2b Belinsky St., P.G.T. Severo-Yeniseysky, Krasnoyarsk Territory 663280, Russian Federation
CJSC Lensib	Alluvial gold mining	61.0	22a 30 let Pobedy St., Bodaibo, Irkutsk Region, 666910, Russian Federation
CJSC Svetliy	Alluvial gold mining	84.0	34 Stoyanovich St., Bodaibo, Irkutsk Region, 666904, Russian Federation

Subsidiary	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
CJSC Marakan	Alluvial gold mining	84.0	15 R.Luxembourg St., Bodaibo, Irkutsk Region, 666904, Russian Federation
CJSC Nadezhdinskoe	Alluvial gold mining	84.0	9 Sadovaya St., Balakhninsky settlement, Bodaibo District, Irkutsk Region, 666921, Russian Federation
CJSC Dalnaya Taiga	Alluvial gold mining	82.0	8 Zheleznodorozhnaya St., Bodaibo, Irkutsk Region, 666901, Russian Federation
CJSC Sevzoto	Alluvial gold mining	65.0	83 Krasnoarmeyskaya St., Bodaibo, Irkutsk Region, 666904, Russian Federation
CJSC Charazoto	Alluvial gold mining	64.0	11 Nagornaya St., Bodaibo, Irkutsk Region, 666904, Russian Federation
CJSC GRK Sukhoy Log	Gold mining	100	2 Mira St., Bodaibo, Irkutsk Region, 666904, Russian Federation
OJSC Matrosov Mine	Gold mining and exploration	88.4	Matrosov, Tenkin District, Magadan Region, Russian Federation
CJSC Tonoda	Gold mining and exploration	100	47-B Lesnaya St., Bodaibo, Irkutsk Region, 666901, Russian Federation
OJSC Pervenets	Gold mining	100	2 Mira St., Bodaibo, Irkutsk Region 666904, Russian Federation
OJSC Lenzoloto	Alluvial gold mining	62.6	2 Mira St., Bodaibo, Irkutsk Region 666904, Russian Federation
LLC LZRK	Holding company and exploration	100	Bodaibo, Irkutsk Region, Russian Federation
CJSC Vitimenergo	Electricity production	100	Podstantsia, Bodaibo, Irkutsk Region 666902, Russian Federation
LLC Lengeo	Geological research	100	2v Irkutskaya St., Bodaibo, Irkutsk Region 666902, Russian Federation

Subsidiary	Nature of business	Percentage ownership as at June 30, 2005	Registered office
		(%)	
LLC Vitimservice	Procurement services	100	32 Stoyanovicha St., 2 Mira St., Bodaibo, Irkutsk Region 666904, Russian Federation
LLC LenREM	Repair services	100	38 30 Let Pobedy St., Bodaibo, Irkutsk Region 666910, Russian Federation
LLC Lenzolotodortrans	Transportation	100	1 Irkutskaya St., Bodaibo, Irkutsk Region 666902, Russian Federation

Strategy

The Polus Group's development strategy focuses on three key aspects: development of existing deposits, geological exploration and acquisition of new assets. By following this strategy, Polus aims to grow by 2010 to one of the world's five largest gold mining companies in terms of production, reserves and market capitalization.

In furtherance of this strategy, the following investment, development and other programs are expected to be implemented:

- Further exploration and reevaluation of existing deposits;
- Large scale exploration to discover new deposits;
- Acquisition of new exploration and production licenses;
- Independent audit of reserves according to international standards (the JORC Code);
- Re-engineering of existing and building of new production facilities;
- Development of a corporate research center;
- Cost reductions through innovations; and
- Implementation of international standards of corporate governance and financial reporting.

It is expected that, following the Spin-off, Polyus Gold will continue this strategy, which is described in more detail below. This strategy, if implemented, will require significant capital expenditures. See "Operating and Financial Review and Prospects of the Polus Group – Capital Expenditure".

Some of the deposits of the Polus Group are not currently in production. Following the Spin-off, it is expected that the Polyus Gold Group will continue geological exploration of those deposits in order to ascertain whether they are suitable for commercial exploitation and the amount of capital expenditure required to commence production. Depending on the results of that exploration, the Polyus Gold Group will calculate its reserves at those deposits and then begin the mining of ore and processing of gold. It is expected that the implementation of this strategy by Polyus Gold will be capital intensive.

In addition to the development of existing assets that are currently held by the Polus Group, the Polyus Gold Group will seek to identify potential acquisition targets in Russia, including licenses that are being

auctioned and other gold mining companies. The Polus Group's management believes that its ownership of Lenzoloto will give the Polus Group a competitive advantage in any future federal auction for the development of Sukhoy Log, which is currently owned by the Russian Federation. Sukhoy Log is one of the largest gold deposits in the world with reserves of more than 30 million troy ounces, according to the Russian classification system (C_1 + C_2). See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold's development strategy may not succeed".

Reserves, resources and licenses

Audit by SRK

In 2005, Polus commissioned an audit of the gold reserves of the Polus Group located in the Krasnoyarsk, Irkutsk and Magadan regions by the consultancy firm SRK (U.K.). A summary of the report of SRK, which was prepared as at December 31, 2004, is set out below.

In completing its assessment, SRK reviewed all of the key information on which the most recently reported resource and reserve statements for the Polus Group are based for the Krasnoyarsk, Irkurtsk and Magadan regions. Specifically SRK reviewed the:

- geological setting and nature of the deposits, especially with regard to the resource estimation methodologies used;
- nature of the gold mineralization;
- historical and current sampling and assaying methodology and coverage;
- resource estimation methodology;
- results of any reconciliation studies completed to date to demonstrate that the reported resource and reserve has been accurately estimated; and
- pit designs and other technical and financial data to demonstrate that the resource can be technically and economically exploited.

In undertaking the above work, SRK visited the Polus Group's regional offices in Krasnoyarsk, Bodaibo and Magadan to review the available documentation and supporting data and also undertook site visits to the Polus Group's mining operations and principal exploration projects. SRK also observed the mining operations first hand, held discussions with production personnel, reviewed the assaying procedures and, where possible, examined samples of recently drilled core. SRK also undertook certain check calculations to verify the resource estimation work done at each of the operations and, where appropriate, developed economic models for each asset so as to restrict the reported mineral resources to material that has potential to be economic to extract and the ore reserve to material that is justifiable to be mined at the time of SRK's report.

SRK examined the system of reserve classification and reporting used at the Polus Group and compared this with the JORC Code. The JORC Code is one of the most widely recognized systems of resource and reserve classification in the world. SRK then derived and reported the mineral resources and ore reserves of the Polus Group in these regions following the guidelines of the JORC Code.

SRK's conclusions of the audit review were based on its knowledge of the Polus Group's system of resource and reserve definition, calculation and classification and the reasonable comparison between SRK's observations and check calculations and those of the Polus Group.

As a result of its audit review, SRK concluded that the Polus Group's ore reserves and mineral resources, respectively, as at December 31, 2004, classified in accordance with the JORC Code, are as set forth in the following tables.

Ore reserves of Polyus Gold[1]

Krasnoyarsk region

Deposit

	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)	Total gold (in million ounces)
Reserves	**Proved**			**Probable**			
Olimpiada	20.6	4.6	3.1	71.3	3.8	8.7	11.8
Blagodatnoe	–	–	–	–	–	–	–
Titimuhta	–	–	–	–	–	–	–
Total	**20.6**	**4.6**	**3.1**	**71.3**	**3.8**	**8.7**	**11.8**
Resources	**Indicated**			**Inferred**			
Olimpiada	17.2	3.5	1.9	33.1	3.2	3.4	
Blagodatnoe	55.2	2.5	4.4	83.5	2.2	6.0	
Titimuhta	–	–	–	9.4	4.3	1.3	
Total	**72.4**	**2.7**	**6.3**	**126.0**	**2.6**	**10.7**	

The following deposits and/or exploration areas in the Krasnoyarsk region have not been audited by SRK: Panimba, Razdolinskiy and Ziryanovskiy.

Irkutsk region

Deposit

	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)	Total Gold (in million ounces)
Reserves	**Proved**			**Probable**			
Verninskoe	–	–	–	10.2	3.3	1.1	1.1
Zapadnoe	–	–	–	4.2	2.8	0.4	0.4
Chertovo Koryto	–	–	–	–	–	–	–
Total	**–**	**–**	**–**	**14.4**	**3.2**	**1.5**	**1.5**
Resources	**Indicated**			**Inferred**			
Verninskoe	14.6	1.0	0.5	10.4	2.9	1.0	
Zapadnoe	1.6	3.0	0.2	1.8	3.3	0.1	
Chertovo Koryto	13.3	2.4	1.0	14.2	2.2	1.0	
Total	**29.5**	**1.7**	**1.7**	**26.4**	**2.6**	**2.1**	

The following deposits and/or exploration areas in the Irkutsk region have not been audited by SRK: Mukodek, Pervenets and alluvial deposits.

Magadan region

Deposit	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)	Tonnes (million)	Grade (g/t Au)	Gold (in million ounces)
Reserves		**Proved**			**Probable**	
Natalka	–	–	–	–	–	–
Resources		**Indicated**			**Inferred**	
Natalka	339.6	1.5	16.8	294.0	1.4	13.5

The following deposits and/or exploration areas in the Magadan region have not been audited by SRK: Degdekan and Vostochnoe.

Amur region

SRK did not audit the Bamskoe exploration area. The Polus Group does not currently have licenses for any other deposits and/or exploration areas in the Amur region.

TOTAL RESERVES (in million ounces) **13.3**

(1) Polus directly or through its subsidiaries holds licenses for geological exploration and development of these deposits. The reported reserve and resource estimates for each deposit are given for the whole deposit and include interests attributable to minority shareholders in the Polus subsidiaries. The company with the license for geological exploration and development of the Verninskoe deposit was acquired in February 2005. The Natalka, Blagodatnoe, Chertovo Koryto and Titimuhta deposits are currently being explored and evaluated and work has not yet been done to convert the reported mineral resources to ore reserves. In the case of the Olimpiada, Verninskoe and Zapadnoe deposits, however, the indicated and inferred mineral resources reported here are additional to the reported ore reserves.

For the purpose of the SRK audit review, Dr. Michael Armitage, CEng, CGeol, Principal Mining Geologist and Managing Director of SRK (UK) Ltd., acted as Competent Person, as defined in the 2004 edition of the JORC Code, on behalf of SRK Consulting. Dr. Armitage has sufficient experience relevant to the styles of mineralization and types of deposit under consideration to qualify as a Competent Person and has consented to the inclusion of these mineral resource and ore reserve statements in the form and context in which they appear here.

See "Risk Factors – Risks Relating to Polyus Gold's Business – Ore reserves and mineral resources are very difficult to estimate, may not prove accurate and may be significantly adjusted" and "Risk Factors – Risks Relating to Polyus Gold's Business – Speculative nature of gold exploration".

Mineral base under Russian classification ($C_1 + C_2$) and licenses

The table below shows the mineral base of the Polus Group, as calculated according to the Russian classification ($C_1 + C_2$) for mineral deposits, together with information on the licenses under which the Polus Group conducts its mining and exploration operations and which, following the Spin-off, will be held

by Polyus Gold through its subsidiaries. The method of calculating mineral deposits under the Russian classification (C_1 + C_2) system differs in many significant respects from international systems such as the JORC Code, and no assurance can be given that the deposits and exploration areas listed below will contain gold suitable for economic development in the amounts indicated.

Deposit / exploration area	Company holding the License	Polyus Group's ownership	Operational Status	Year of Expiry of License	A+B	$C_{1\ economic}$	$C_{1\ sub\text{-}economic}$	$C_{2\ economic}$	$C_{2\ sub\text{-}economic}$	P_1	Total
					(millions of troy ounces)	*(millions of troy ounces)*	*(millions of troy ounces)*	*(millions of troy ounces)*	*(millions of troy ounces)*	*(millions of troy ounces)*	
					Krasnoyarsk region						
Olimpiada .	Polus	100%	Mining	2013	2.2	8.6	–	2.6	3.7	4.5	21.6
Tyradinskoe	Polus	100%	Mining	2017	–	–	–	–	0.1	–	0.1
Blagodatnoe	Polus	100%	Exploration	2022	–	0.5	–	6.9	–	–	7.4
Olenye	Polus	100%	Exploration	2022	–	0.1	–	0.1	–	–	0.2
Panimba . . .	Polus	100%	Exploration	2029	–	–	–	–	–	1.6	1.6
Razdolinskiy	Polus	100%	Exploration	2030	–	–	–	–	–	1.5	1.5
Titimuhta . .	Polus	100%	Exploration	2023	–	–	–	1.1	0.2	0.2	1.5
Ziryanovskiy	Polus	100%	Exploration	2030	–	–	–	–	–	–	–
Sub-total of estimated gold ounces . .					**2.2**	**9.2**	**–**	**10.7**	**4.0**	**7.8**	**33.9**
					Irkutsk region						
Alluvial deposits .	Lenzoloto	62.6%	Mining	2007 – 2020	0.2	1.8	0.6	0.2	0.1	–	2.9
Zapadnoe(1) .	GRK Sukhoy Log(2)	100%	Mining	2020	–	0.4	0.2	–	0.2	0.4	1.2
Chertovo Koryto . .	Tonoda(2)	100%	Exploration	2020	–	–	–	0.3	–	3.4	3.7
Mukodek . .	LZRK	100%	Exploration	2030	–	–	–	–	–	0.6	0.6
Pervenets . .	Pervenets(2)	100%	Exploration	2010	–	–	–	0.1	–	–	0.1
Verninskoe .	Pervenets(2)	100%	Exploration	2020	–	1.0	0.5	–	1.0	1.7	4.2
Sub-total of estimated gold ounces . .					**0.2**	**3.2**	**1.3**	**0.6**	**1.3**	**6.1**	**12.7**
					Magadan region						
Natalka . . .	Matrosov Mine	88.4%	Exploration	2012	0.1	4.0	0.4	3.8	–	3.2	11.5
Degdekan . .	Matrosov Mine	88.4%	Exploration	2030	–	–	–	–	–	2.8	2.8
Vostochnoe	Matrosov Mine	88.4%	Exploration	2030	–	–	–	–	–	0.8	0.8
Sub-total of estimated gold ounces . .					**0.1**	**4.0**	**0.4**	**3.8**	**–**	**6.8**	**15.1**
					Amur region						
Bamskoe(3) .	Polus	100%	Exploration	2030	–	0.3	0.1	–	–	2.9	3.3
Sub-total of estimated gold ounces . .					**–**	**0.3**	**0.1**	**–**	**–**	**2.9**	**3.3**
Grand total of estimated gold ounces (4)					**2.5**	**16.7**	**1.8**	**15.1**	**5.3**	**23.6**	**65.0**

(1) In 2004, the Zapadnoe deposit was owned by Lenzoloto, and, since 2005, it has been owned by GRK Sukhoy Log.

(2) GRK Sukhoy Log, Tonoda, and Pervenets are 100% subsidiaries of LZRK.

(3) The license for Bamskoe deposit includes exploration rights for the Nevachanskaya exploration area.

(4) Rounding differences may occur.

The license for the Bamskoe deposit is currently the subject of a legal action brought by a former license holder against the Ministry of Natural Resources in relation to the cancellation of that former holder's license, which, if such legal action is ultimately successful, could have a negative effect on the Polus Group's license for the Bamskoe deposit. No assurance can be given that these licenses will be renewed upon their expiry date or that they will not be suspended or terminated prior to that expiry date. See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold's business could be adversely affected if it fails to obtain, maintain or renew necessary licenses, including subsoil licenses, and permits or fails to comply with the terms of its licenses and permits".

Polus

Polus is Russia's largest gold producer. In 2004, it produced approximately 1,085,000 troy ounces of gold. The most significant production unit of Polus in terms of production volume is the Olimpiada Ore Mining and Processing Enterprise, which includes production and auxiliary divisions and operates at the Olimpiada gold ore deposit in the settlement of Yeruda in the Severoeniseysky Region of the Krasnoyarsk Territory in Siberia. The Olimpiada gold ore deposit is one of the largest gold deposits in Russia. Polus also holds licenses for the development of the Tyradinskoe, Olenye and Blagodatnoe deposits. The ore at the Tyradinskoe deposit has been exhausted and the deposit is currently being prepared for restoration and recultivation. Polus' management expects that Polus will commence ore mining at the Olenye deposit in 2006.

Acquisitions

In December 2003, Polus acquired a license for exploration and subsequent gold production at the Titimuhta deposit, located near the Olimpiada gold deposit with inferred mineral resources of 1.3 million troy ounces according to the JORC Code. Polus' management expects that Polus will commence ore mining at the Titimuhta deposit in 2008.

In August 2004, Polus acquired a license for exploration and subsequent gold production at the Panimbinsky exploration area located approximately 60 kilometers from the Olimpiada deposit.

In December 2004, Polus through LZRK, also acquired a 100% interest in the share capital of Tonoda, a company holding the licenses for exploration and subsequent gold production at the Chertovo Koryto deposit in the Irkutsk region. The indicated and inferred mineral resources of the Chertovo Koryto deposit amount to 2 million troy ounces of gold, according to the JORC Code. Exploration works are scheduled for 2005 to 2007.

In January 2005, Polus through LZRK, acquired a license for exploration and subsequent gold production at the Mukodek exploration area located in the Irkutsk region. In February 2005, the Polus Group acquired a license for exploration and subsequent gold production at the Bamskoe deposit in the Amur region.

Mining of ores

The following table shows the ores mined by Polus for the periods indicated.

Deposit	Type of mine	Year built	Type of ore	Ores mined for the year ended December 31, 2004	2003	2002
				(thousands of tonnes)		
Olimpiada[(1)]	Open Pit	1989	Oxidized	1,824	1,710	227
			Sulfide	3,385	4,074	626
			Total	**5,209**	**5,784**	**853**

(1) The volumes of ore mined by Polus in 2002 represent volumes mined following Polus' acquisition by the Norilsk Group in November 2002. The annual volume of ore mined by Polus in 2002 amounted to 1,366 thousand tonnes of oxidized and 3,757 thousand tonnes of sulfide ores.

The following table shows the average gold grades in the ores mined at Polus for the periods indicated.

Types of ore	For the year ended December 31, 2004	2003	2002
	(grams per tonne)		
Oxidized	10.9	11.1	11.6
Sulfide	4.6	3.9	3.7

In 2004, Polus increased the mining of oxidized ores by 7% to 1.8 million tonnes, from 1.7 million tonnes in 2003, and reduced mining of sulphide ores by 17% to 3.4 million tonnes from 4.1 million tonnes in 2003. The reduction in sulphide ore mining was partially offset by the increase of the gold content in the extracted sulphide ore from 3.9 g/t in 2003 to 4.6 g/t in 2004. Gold content in the oxidized ore fell slightly from 11.1 g/t in 2003 to 10.9 g/t in 2004.

Processing of ores

The main plant of Polus, comprising two extraction plants, is located at the Olimpiada deposit on land which Polus holds under a lease. Oxidized ore is processed by Polus' gold extraction plant No. 1, which was built in 1996. The processing involves using hydrometallurgical technology that dissolves the gold contained in the ore with sodium cyanide solutions and oxygen, and absorption of water-soluble aurous cyanide by ion exchange resin, known as "resin-in-pulp". Polus' gold extraction plant No. 1 has an annual capacity of 1.5 million tonnes of ore.

Sulfide ore is processed by Polus' gold extraction plant No. 2, which was built in 2001. This process involves using biooxidation, in which ore in solution form is treated by bacteria, producing foam with valuable components for further processing. Plant No. 2 is the first factory in Russia at which bacterial oxidization is used to extract gold from sulfide ores and has an annual capacity of three million tonnes of ore.

A third mill at Polus' Olimpiada deposit, with annual capacity of processing up to five million tonnes of sulfide ore using the biooxidation technology, is scheduled to begin operations in 2007.

The following table shows the ores processed by Polus for the periods indicated.

Deposit	Type of mine	Year built	Type of ore	Ores processed for the year ended December 31, 2004	2003	2002
				(thousands of tonnes)		
Olimpiada	Open Pit	1989	Oxidized	1,713	1,666	N/A
			Sulfide	2,538	2,808	N/A
			Total	**4,252**	**4,474**	N/A

The following table shows the average gold grades in the ores processed at Polus for the periods indicated.

Types of ore	For the year ended December 31, 2004	2003	2002
	(grams per tonne)		
Oxidized	10.4	11.2	N/A
Sulfide	4.3	3.8	N/A

In 2004, Polus increased the amount of processed oxidized ores by 3% to 1.7 million tonnes, from 1.6 million tonnes in 2003, and reduced the amount of processed sulphide ores by 9% to 2.5 million tonnes from 2.8 million tonnes in 2003. Gold content in the processed oxidized ores decreased slightly from 11.2 g/t in 2003 to 10.4 g/t in 2004. The reduction in the amount of processed sulphide ores was offset by the increase of the gold content from 3.8 g/t in 2003 to 4.3 g/t in 2004.

Gold recovery from oxidized ores processed at Olimpiada increased from 96.5% in 2003 to 96.9% in 2004, with the gold recovery from sulphide ores increasing from 77.8% in 2003 to 80.2% in 2004.

Gold production and refining

In 2002, Polus produced 807,000 troy ounces of gold, 84,000 troy ounces of which were attributable to the Norilsk Group following the acquisition of Polus by the Norilsk Group in November 2002. In 2003, Polus produced 832,000 troy ounces of gold. In 2004, the Polus Group produced 1,085,000 troy ounces of gold, of which Polus produced 820,000 troy ounces. Polus believes that it should be able to maintain its current production levels until 2007 and that, after 2007, its ability to maintain or increase its current production levels will depend on completion of the planned construction of a third mill at the Olimpiada deposit and the commencement of mining at the Olenye and Titimuhta deposits. Polus' geological service is currently exploring the Blagodatnoe and Titimuhta deposits. It is anticipated that the costs of production at the Olimpiada deposit will start to increase as the proportion of sulphide ore in that deposit increases.

Polus has outsourced the refining of gold that it produces under toll refining agreements to OJSC "Krastcvetmet" company", which is included by London Bullion Market Association ("LBMA") in its list of refining companies that meet "Good Delivery" standards. The Polus Group's management intends to continue its relationship with this plant following the Spin-off. In addition to OJSC "Krastcvetmet" company", there are five other refining plants within the Russian Federation included in the LBMA's list of plants meeting "Good Delivery" standards. The Polus Group may consider entering into agreements with one or more of these plants.

Lenzoloto and LZRK

Gold has been mined at the Lenzoloto site in the Irkutsk Region in Siberia for the past 150 years. At the date of the acquisition of Lenzoloto by Polus, Lenzoloto was a holding company with interests, ranging from 51% to 100%, in nine alluvial gold mining companies, one hard rock gold mining company and several companies that provide auxiliary services such as exploration, repairs, transportation and energy. Lenzoloto is Russia's third-largest gold producer, with approximately 257,000 troy ounces of gold production in 2004.

The Polus Group has recently restructured Lenzoloto and its subsidiaries by creating a new holding company, LZRK, which is wholly-owned by the Polus Group, and transferring to LZRK the subsidiaries of Lenzoloto that conduct hard-rock mining operations, including at the Zapadnoe hard rock gold deposit, and ancillary support services. Polus plans to accelerate the development of the Zapadnoe hard rock gold deposit, and to explore new sites to augment the existing ore reserves of LZRK. Polus' management expects that these developments will continue following the Spin-off.

Following this restructuring, Lenzoloto retained the alluvial gold mining operations. The Polus Group may consider the sale of these alluvial gold mines.

In February 2005, Polus, through its subsidiary LZRK, acquired for USD 25.8 million a 74% stake in Pervenets, in which Lenzoloto held the remaining 26% stake. Polus, through LZRK, acquired Lenzoloto's 26% stake in April 2005. Pervenets holds licenses for exploration and subsequent gold production at the Verninskoe and Pervenets deposits located in the Bodaibo district of the Irkutsk region. In accordance with the principles of the JORC Code, probable gold reserves of the Verninskoe deposit amount to 1.1 million troy ounces, with an average gold grade of 3.3 grams per tonne, while indicated and inferred mineral resources (excluding reserves) are estimated at 1.5 million troy ounces. The Pervenets and Verninskoe deposits form a single ore field, which has significant prospects to further increase its resource base. The Polus Group will conduct additional exploration of the deposit and, following the results of that exploration, will construct a gold processing plant with an estimated annual production of 120,000 – 180,000 troy ounces of gold per year.

The Polus Group's primary reason for purchasing Lenzoloto was to enhance its competitive position with respect to the Sukhoy Log tender, as Lenzoloto's adjacent infrastructure would be helpful in developing the Sukhoy Log deposit. Lenzoloto's Zapadnoe deposit is 1.5 kilometers away from Sukhoy Log, and its workforce could also contribute to development of Sukhoy Log. See "– Strategy" above.

Matrosov Mine

The main asset of Matrosov Mine is the Natalka gold deposit in the Tenkin district in the Magadan region in the far east of Russia. The Natalka deposit was discovered in 1945 and production of gold began shortly afterwards.

At the time of its purchase by Polus, Matrosov Mine was engaged in underground mining. In the summer of 2004, the Polus Group ceased underground mining at Matrosov Mine as the mine was operated by using outdated mining technologies and was not economically efficient. In 2004, the Polus Group began an exploration program at the Natalka deposit aimed at increasing the deposit's reserves available for more profitable open pit mining and has commenced further studies of the whole deposit within the boundaries of mineralized rock. Management expects that this exploration will continue at least until 2006. A preliminary technical and economic assessment of this deposit has indicated that it may be possible to start economically effective, open-pit production at Natalka if that production is large-scale and employs modern technology. The Polus Group also plans to commence a feasibility study by early 2006 for the design and construction

of a processing plant at Natalka. The economic viability of production at the Natalka deposit will be determined by the results of this geological research and, as a result of the relatively low gold content in this deposit, by forecasts for the price of gold.

In March 2005, Polus, through its subsidiary Matrosov Mine, acquired a license for exploration and subsequent gold production at the Degdekan exploration area in the Magadan region.

In April 2005, Polus, through its subsidiary Matrosov Mine, acquired a license for exploration and subsequent gold production at the Vostochnoe exploration area which is part of the Tokichansky ore field in the Magadan region. Vostochnoe exploration area is located near to the Degdekan exploration area, which was acquired by the Polus Group in March 2005.

Gold Fields

Gold Fields is a significant producer of gold and a major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Gold Fields is currently the third largest gold producer in South Africa and one of the largest gold producers in the world on the basis of annual production.

In fiscal year 2005 (July 1, 2004 through June 30, 2005), Gold Fields produced 4.5 million troy ounces of gold, compared to 4.2 million troy ounces in the preceding fiscal year. As of June 30, 2004, Gold Fields had reserves of 80.1 million troy ounces, as calculated in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves. Gold Fields' net income, determined in accordance with IFRS, in its fiscal year 2005 was USD 29 million and its total assets were USD 3.58 billion.

In April 2005, Norilsk transferred its 20% stake in Gold Fields to its 100% owned subsidiary Jenington. In May 2005, Polus acquired from Norilsk all of the shares of Jenington for USD 946 million. Polus funded this acquisition with the net proceeds of an issue of 126 ordinary shares to Norilsk in May – June 2005 for USD 1.3 billion. In June 2005, the Norilsk Group nominated two candidates to the board of directors of Gold Fields. Those two candidates were elected to that board of directors on June 21, 2005.

The Polus Group does not currently have any contractual arrangements with Gold Fields, although Polyus Gold may, in the future, consider some form of co-operation arrangement with Gold Fields if Polyus Gold believes that such an arrangement may facilitate a more efficient development of the Polus Group's gold assets.

Recent developments

In August 2005, Polus agreed to acquire shares and interests in three mining companies that hold licenses to explore and/or produce gold and silver from several deposits located in Siberia. The mineral base attributable to the shares and interests that Polus will acquire is estimated, according to the Russian classification system ($B + C_1 + C_2 + P_1$), at more than 28 million troy ounces. The total purchase price will not exceed USD 285 million. In accordance with the terms of the transaction, Polus has made a pre-payment in the amount of USD 115 million. The transfer of the shares and interests is anticipated to be completed by September 30, 2005, subject to satisfaction of customary conditions precedent. The balance of the purchase price, which is subject to adjustment, is expected to be paid in 2006.

As part of its strategy, the Polus Group is considering a possible merger with an international mining company which, were it to proceed, would be completed following the Spin-off. Polyus Gold may eventually effect such a merger if Polyus Gold concludes that, on the basis of the circumstances prevailing

at the relevant time, it would facilitate the development of Polyus Gold's business. There can be no assurance that any such merger will occur or will be concluded on favorable terms. See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold's development strategy may not succeed".

Sales

Until the end of 2004, gold produced by the Polus Group was sold primarily to Russian commercial banks. The prices for these sales were based on the spot market price (London fixing) at the moment of delivery, with a discount, which, in the case of the Polus Group, was close to the purchaser's overheads for the export of the gold. These discounts were not significant relative to the global gold price. Payment for gold was made in rubles at the current market rate. The transfer of gold occurred at the warehouse of the refining plant (primarily, the Krasnoyarsk Precious Metals Plant). However, during that period, each company within the Polus Group that produced gold signed its own contracts for the sale of gold.

In February 2005, Polus signed a one-year contract with Credit Suisse for the supply of 15 tonnes (482,261 troy ounces) of gold and received a license from the Ministry of Economic Development and Trade for the export of that amount of gold. Under the agreement, gold bars conforming to "Good Delivery" standards are to be delivered by Polus directly to the vault of the purchaser in Switzerland. Payment will be made in U.S. dollars at the price based on London fixing with a slight premium on the day of delivery. Transport of the finished product is organized by specialized transport agencies and insured to the full value on "all risks" terms.

The remainder of the Polus Group's production is sold on the territory of the Russian Federation to Russian commercial banks under one-year-term delivery contracts. In contrast to previous years, all such sales are currently centralized and made through Polus, which acts in its own name as an agent on behalf of its subsidiaries. This centralization should allow the subsidiaries to obtain better pricing terms for their products, similar to those of Polus' own gold sales.

Following the Spin-off, the Polus Group's management expects Polyus Gold to sell greater amounts of gold on the international markets and to increase the number of overseas customers. Polyus Gold will also continue to sell a portion of its gold production within the Russian Federation. Polyus Gold's revenues will depend on the price of gold. See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold's financial results will depend largely on the price of gold" and "Operating and Financial Review and Prospects of the Polus Group".

Management

In accordance with Russian legislation governing joint stock companies and Polyus Gold's charter, Polyus Gold's principal governance bodies following the Spin-off will be the shareholders' meeting, the board of directors and the General Director (Chief Executive Officer).

It is expected that Polyus Gold will establish and comply with corporate governance standards no less rigorous than those of Norilsk, including the appointment of independent directors and an audit committee.

It is currently expected that Polus will retain its current management structure following the Spin-off.

Board of Directors

The Board of Directors will be responsible for general management matters, with the exception of those matters that are designated by law and Polyus Gold's charter as being the exclusive responsibility of the shareholders' meeting.

It is currently expected that, shortly after the Spin-off, that at least three directors of Polyus Gold will be independent in accordance with the criteria established by the corporate governance code recommended by the FSFM. The first Board of Directors will be elected at the Organizational Meeting, which is expected to take place on or about March 3, 2006. It is expected that the first Board of Directors will be composed of nine members and will be elected by cumulative voting.

Holders as at the Organizational Meeting Record Date of, an aggregate 2% or more of the shares of Norilsk will be entitled to nominate, by no later than February 1, 2006, members of the Board of Directors and Audit Commission of Polyus Gold and candidates for the position of General Director of Polyus Gold. Instructions on the method of submitting nominations will be made available on January 11, 2006 to shareholders of Norilsk who are entitled to participate in the Organizational Meeting.

General Director

Following the Spin-off, the General Director will be responsible for Polyus Gold's day-to-day management and administration except in relation to matters reserved as the exclusive responsibility of the Board of Directors. Polyus Gold will not have a Management Board.

Employees

As at December 31, 2004, the Polus Group employed approximately 9,700 people, compared to 2,800 as at December 31, 2003. The increase in personnel was largely attributable to the acquisitions of businesses that Polus made during 2004. Immediately following the Spin-off, it is expected that the Polyus Gold Group will employ approximately 9,500 employees. It is currently expected that, if the total area of mining operations and production increases in accordance with current business plans of Polus, the total number of employees of the Polyus Gold Group following the Spin-off will be higher.

The salaries of Polyus Gold's Russian employees, as is the case currently, will most likely continue to be higher than the average in the Russian non-ferrous metals industry.

The Polus Group currently employs approximately 3,500 employees at the Olimpiada mine. The terms under which some of the Olimpiada employees are employed do not fully comply with the requirements under current applicable Russian labor laws. As at the date of this Information Statement, the Polus Group has not received any warnings or sanctions as a result of its non-compliance with these laws. However, no assurance can be given that, following the Spin-off, the Polyus Gold Group will not be ordered to comply with these labor laws, which could increase the Polyus Gold Group's costs of production. See "Risk Factors – Risks Relating to Polyus Gold's Business – The enforcement of certain labor laws at Olimpiada could result in an increase of Polyus Gold's costs of production".

The Polus Group has trade unions to which approximately 50% of its employees belong. Following the Spin-off, Polus' management expects that a substantial portion of the Polus Group's employees who will become employees of the Polyus Gold Group and who are presently members of a trade union will choose to maintain their membership. The Polus Group has not to date experienced any strikes, work stoppages, labor disputes or actions that have had a material effect on the operations of the business of the Polus Group and it believes it has a good relationship with its employees.

In order to develop in accordance with its current business plans, the Polus Group requires the services of qualified and experienced geologists. The Polus Group is currently considering whether to recruit its own geologists or, alternatively, to outsource these services. Following the Spin-off, Polyus Gold will continue

to require the services of these geologists. See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold will depend on qualified geologists and other technicians in order to develop its business. Given the competition for such personnel and the remote location of its subsidiaries, Polyus Gold may be unable to recruit and/or retain geologists, which could materially affect its business".

Environmental protection

The Polus Group runs ecological monitoring, based on the continuous observations of air, ground and underground waters and soils in accordance with a planned schedule. Results of the analysis conducted as part of the ecological monitoring demonstrate that materials containing cyanides consumed by the Polus Group operations do not currently have a material adverse impact on the environment. This conclusion is confirmed on a regular basis by state environmental regulators.

The Polus Group strives to reduce the application of cyanides in the extraction of gold and to expand the use of ecologically friendly technologies in order to reduce risks for its employees, residential areas which are located nearby Polyus Gold mining operations and the environment, and to meet the requirements of the international code on the use of cyanides in gold production.

Based on the results of ecological monitoring, emissions of hard particles and gases at Polus's operating facilities did not exceed the preset limits, while their volumes remained at very low levels in physical terms.

Polus uses an extensive system of turnover water supply. The amount of fresh water consumed by Polus in 2004 was 7.2% of the total amount of consumed water. In the future, Polus is planning to switch completely to closed water circulation, which will allow it not to drain industrial waters.

At the Olimpiada deposit in 2004, gas purification equipment was installed in the hydro-metallurgical division, pollutant collection and analysis devices were replaced, and a special waste collection truck was acquired for the removal of waste to waste dumps.

At alluvial gold deposits developed by Lenzoloto, key environment protection measures were aimed at the reduction of consumption and pollution of fresh water, re-use of technical water and water purification through dams and waste basins. In order to achieve this, Lenzoloto constructed a set of waterworks in 2004. See "Risk Factors – Risks Relating to Polyus Gold's Business – Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on Polyus Gold or alter some aspects of its operations" and "Legal and Regulatory Matters applicable to Polyus Gold – Environmental Law".

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Polus Group does not have full coverage for its mining, processing and transportation facilities, for business interruption or for third party liabilities in respect of property or environmental damage arising from accidents on the Polus Group's property or relating to the Polus Group's operations. The Polus Group developed a comprehensive property risk insurance program, which commenced in the second half of 2004 and provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. See "Risk Factors – Risks Relating to Polyus Gold's Business – Polyus Gold's level or scope of insurance coverage may not be adequate".

Litigation

The Polus Group has been and continues to be the subject of legal proceedings and adjudications from time to time, as well as regulatory and administrative investigations, enquiries and actions regarding tax, labor, license compliance, anti-dumping and other matters. These litigation and administrative proceedings have in the past resulted in damage awards, settlements or administrative sanctions, including fines. The Polus Group is not the subject of, nor aware of, any pending legal or regulatory action which, in the opinion of its management, individually or in aggregate, could have a material adverse effect on the Polus Group, its results of operations or its financial condition. However, due to uncertainties in the legal and regulatory process, there can be no assurance that any such actions will not have a material adverse effect on the Polus Group in the future, or that the Polus Group will not become subject to proceedings or adjudications in the future that could have a material adverse effect on the Polus Group, its results of operations or its financial condition. See "Risk Factors – Risks Relating to the Russian Federation – Legal Risks and Uncertainties – Weaknesses relating to the legal system and legislation create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs" and "Risk Factors – Risks Relating to the Russian Federation – Legal Risks and Uncertainties – Failure to comply with existing laws and regulations or the findings of government inspections, or increased governmental regulation of Polyus Gold's operations, could result in substantial additional compliance costs or various sanctions, which could materially adversely affect Polyus Gold's business, financial condition, results of operations and prospects".

THE LEVEL 1 ADR PROGRAM

Non-U.S. issuers may set up ADR programs in the United States. In a Level 1 ADR program, American depositary shares in these programs trade in the United States in the over-the-counter market. American depositary shares are usually issued by a depositary and the underlying shares are deposited with the depositary's foreign correspondent, the custodian. Holders of American depositary shares can exchange their American depositary shares for the underlying shares at any time and additional shares, subject to limitations of applicable law, may be deposited against issuance of additional American depositary shares. An American depositary share may represent one or more shares of the issuer or less than one share. Russian law currently stipulates that no more than 40% of a company's outstanding share capital may be held in the form of American depositary shares.

In order to establish a Level 1 ADR program, a non-U.S. issuer must, subject to compliance with applicable local laws and regulations, register the American depositary shares under the Securities Act on a Form F-6 registration statement with the SEC. Form F-6 registration is subject to the following conditions. First, holders of the American depositary shares must generally be entitled to withdraw the underlying securities at any time; this right of withdrawal may be subject to (1) temporary delays caused by closing the transfer books of the depositary or by the issuer of the underlying shares in connection with voting at a shareholders' meeting or the payment of dividends, (2) the payment of fees, taxes and similar charges and (3) compliance with any laws or governmental regulations relating to American depositary shares or to the withdrawal of deposited shares. Second, the shares to be deposited must either be registered under the Securities Act or acquired by the depositors in transactions exempt from registration under the Securities Act, such as secondary market transactions. Thirdly, the issuer of the underlying shares must (1) be a reporting company under the Exchange Act or (2) have obtained an exemption from such reporting pursuant to Rule 12g3-2(b). It is currently expected that Polyus Gold will apply for a Rule 12g3-2(b) exemption after the Formation Date. See "Additional Information". It is further expected that Polyus Gold will apply to the FSFM for approval of its proposed Level 1 ADR program promptly following the Trading Date and listing of Polyus Gold Shares on one of Russian stock exchanges.

Upon obtaining a Rule 12g3-2(b) exemption, Polyus Gold is currently expected to register its ADSs on a Form F-6 registration statement with the SEC. The Form F-6 will contain the deposit agreement entered into by and among the depositary, the issuer and the holders and beneficial owners of ADSs. It is currently expected that the deposit agreement to be entered into in connection with the Level 1 ADR Program will substantially be in the form of the Norilsk Deposit Agreement, which formed part of the Form F-6 registration statement submitted to the U.S. SEC on September 25, 2001, under Registration No. 333-13936. It is only upon the Form F-6 registration statement being declared effective by the SEC that the ADSs in the Level 1 ADR program will become tradable. In the case of Polyus Gold, both the registration with the SEC will have to be completed and approval of FSFM must be obtained before the Level 1 ADR program is established. See "Market Information – Regulation of Russian securities markets".

Companies with Level 1 ADR programs do not have to convert their financial accounts to U.S. GAAP or comply with U.S. Sarbanes-Oxley Act corporate governance requirements. American depositary shares in a Level 1 ADR program are not eligible to be listed or traded on a U.S. national securities exchange or on the NASDAQ stock market without upgrading the facility.

DIVIDEND POLICY

The dividend policy of the Norilsk Group, which was approved in 2002, targets an annual dividend payment of 20 – 25% of the Norilsk Group's profit for the period attributable to the shareholders of the parent company, calculated in accordance with IFRS. The dividend policy of the Norilsk Group is not expected to be affected by the Spin-off, given that the Polus Group's profits at present do not form a substantial part of the Norilsk Group's profits and the Spin-off is not expected to have a significant effect on the amount of the Norilsk Group's dividends paid historically.

On November 23, 2004, an extraordinary general meeting of Norilsk shareholders approved the payment of an interim dividend of RUB 41.4 (USD 1.46) per share. This interim dividend was paid in December 2004.

At the annual general meeting of Norilsk shareholders on June 30, 2005, Norilsk shareholders approved the payment of a dividend of RUB 69.4 (USD 2.47) per share for the whole year 2004, which includes the interim dividend paid in December 2004. Thus, Norilsk shareholders will receive an additional RUB 28 (USD 1.01) per share for the fourth quarter of 2004. This dividend is to be paid by the end of August 2005.

Polyus Gold's dividend policy will be developed and determined by Polyus Gold's directors after the Spin-off is completed.

DESCRIPTION OF NORILSK CAPITAL STOCK

The charter capital of Norilsk consists of 213,905,884 issued ordinary registered shares, with a par value of 1 ruble per share, all of which are outstanding.

Rights of holders of Norilsk's common stock

Each fully paid ordinary registered share of Norilsk entitles its holder to (1) participate in shareholders' meetings; (2) the right to vote on all issues voted upon at shareholders' meetings; (3) receive information about the Company's activities and review the Company's documents in accordance with Norilsk's charter and Russian law; (4) receive dividends; (5) pre-emptive rights to acquire additional shares on a pro rata basis; (6) in the event of the liquidation of the Company, receive a pro rata share of the assets remaining after settlement with the Company's creditors; and (7) exercise other rights set forth in Norilsk's charter and Russian law.

Shareholders' meetings

The rights of shareholders are set forth in the Joint Stock Companies Law, and in Norilsk's charter. Shareholders have the exclusive right to decide certain issues expressly set forth in the Joint Stock Companies Law. These issues include, among others: (1) alteration of Company's charter and the size and composition of its authorized share capital; (2) election and early termination of the members of the Company's Board of Directors; (3) the Company's reorganization or liquidation; (4) approval of certain major transactions and interested party transactions; (5) approval of issuance of shares and bonds and other securities convertible into the Company's shares, where such approval is required by law or by the Company's charter; (6) making decisions on participation in holding companies, financial and industrial groups, associations and other alliances of commercial companies; (7) approval of year-end reports and RAS annual accounts, including the profit and loss report (profit and loss account); (8) approval of dividends; and (9) approval of main corporate documents of the Company.

Voting at a shareholders' meeting is on the principle of one vote per ordinary share, with the exception of the election of the Board of Directors, which is done through cumulative voting. Decisions are generally passed by an affirmative vote of a majority of the voting shares present at a shareholders' meeting. The Joint Stock Companies Law and Norilsk's charter require a 75% affirmative vote of the voting shares present at a shareholders' meeting to approve, among other things, the following: (1) alteration of Company's charter; (2) the Company's reorganization or liquidation; (3) alteration of the size and composition of its authorized share capital; (4) the approval of major transactions involving assets with a value exceeding 50% of the balance sheet value of Norilsk's assets; and (5) approval of issuance of shares and bonds and other securities convertible into the Company's shares if the amount of such newly issued ordinary shares or convertible securities exceeds 25% of the previously issued ordinary shares.

The quorum requirement for the shareholders' meetings is generally met if more than 50% of the voting shares are present. If the 50% quorum requirement is not met, another shareholders' meeting is scheduled (pursuant to a decision by the Board of Directors) in which case the quorum requirement is met if shareholders owning at least 30% of the issued voting shares have registered at that meeting.

The annual shareholders' meeting must be convened by the Board of Directors between March 1 and June 30 of each year and the agenda must include the following items: (1) election of members of the Board of Directors; (2) election of members of the Audit Commission; (3) approval of an external auditor; and (4) approval of the annual report, balance sheet and profit and loss statement, as well as the distribution of income (including payment (declaration) of certain dividends) and losses of the Company. A shareholder

owning in the aggregate no less than two percent of the Company's voting shares has the right, within 30 days of the end of a fiscal year, to propose items for the agenda of the annual shareholders' meeting and nominate candidates to the Board of Directors and the Audit Commission.

All Norilsk shareholders entitled to participate in a shareholders' meeting must be notified of a meeting no less than 20 days prior to the date of the meeting. However, if reorganization of the Company is an agenda item, shareholders must be notified at least 30 days prior to the date of the meeting, and if it is an extraordinary shareholders' meeting to elect the Board of Directors by cumulative vote, shareholders must be notified at least 50 days prior to the date of the meeting. The record date of the shareholders' meeting is set by the Board of Directors and may not be (1) earlier than the date of adoption of the resolution to hold a shareholders' meeting and (2) more than 50 days before the date of the meeting. In the case of an extraordinary shareholders' meeting to elect the Board of Directors, the record date must be within the 65 -day period prior to the meeting.

Extraordinary shareholders' meetings may be called by the Board of Directors on its own initiative or at the request of the Audit Commission, the external auditor or shareholders owning not less than 10% of voting shares of the Company.

The rights of holders of Norilsk ADSs to vote in respect of resolutions at a shareholders' meeting are described in Section 4.07 of the Norilsk Deposit Agreement dated June 15, 2001, as amended and restated, among Norilsk, the Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American depositary receipts issued thereunder.

Dividends and dividend rights

Russian law governs the procedure for payment of dividends that a company may distribute to its shareholders. Dividends may be paid on a quarterly, semi-annual or annual basis. Under the Joint Stock Companies Law and Norilsk's charter, dividends may only be paid out of the net income of the Company, calculated according to RAS. The Company may declare a dividend distribution only if: (1) the charter capital has been paid in full; (2) the net assets value is not less than its charter capital and reserve fund or would not become less than the amount thereof as a result of adoption of such decision; (3) Norilsk has repurchased all shares that particular shareholders had the right to require Norilsk to repurchase; and (4) Norilsk is not, and will not become, insolvent (as defined under Russian law) as a result of the payment of dividends. The Board of Directors of Norilsk recommends the amount of dividends to the shareholders, who approve such dividends by a majority vote at the annual shareholders' meeting. The dividend approved at the shareholders' meeting may not exceed that recommended by the Board of Directors.

Pre-emptive rights and certain anti-takeover protections

The Joint Stock Companies Law and Norilsk's charter grant the existing shareholders a pre-emptive right to purchase shares or securities convertible into shares that Norilsk may propose to sell in a public offering, proportionate to their existing stake. In a closed subscription of shares or securities convertible into shares, shareholders who voted against it or did not vote on such closed subscription are entitled to acquire an amount of such shares or convertible securities proportionate to their existing stake. This rule does not apply when the shares are placed in a closed subscription solely among the existing shareholders, provided that all such existing shareholders are entitled to acquire a whole number of new shares in proportion to their existing holdings. Norilsk must notify shareholders in writing of the proposed sale of securities. Such notice must also set forth the pre-emptive rights election period, which may not be less than 45 days from the date of such notice.

Anti-takeover protections

Under Russian law, any person intending, individually or jointly with affiliates, to acquire 30% or more of the ordinary shares, including the ordinary shares already owned by them, of a company having more than 1,000 shareholders, must give such company written notice of their intention to acquire the shares at least thirty but no more than 90 days before such acquisition. Additionally, within 30 days of any such acquisition, the acquiring shareholder must offer to buy all of the issued ordinary shares and securities convertible into ordinary shares, if any, at their market price, which should not be less than the weighted-average acquisition price of the ordinary shares over the six months before the date of the acquisition. The same requirement applies at each five percent increment over the initial 30% threshold. Shareholders holding a majority of the issued ordinary shares present at a shareholders' meeting, excluding the vote of the person acquiring shares and that person's affiliates, may elect to waive this requirement. Alternatively, the charter may contain a provision waiving this requirement. Currently, Norilsk's charter does not contain a waiver of, and Norilsk's shareholders have not waived, this mandatory offer requirement. If the acquiring person fails to make the required offer, it may vote only those shares that have been acquired in accordance with the above procedures.

Interested party transactions

Norilsk is required by Russian law and its charter to obtain the approval of disinterested directors or shareholders for certain transactions with "interested parties". In general terms, interested parties are defined by Russian law to include any of the shareholders that own (together with their affiliates) at least 20% of the Company's voting shares, and Norilsk's directors and certain executives identified in the law, if any such person or such person's relatives or affiliates are (1) a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary; (2) the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, the transaction with the Company, whether directly or as a representative or an intermediary; or (3) a member of the board of directors or an officer of a legal entity that is a party to, or a beneficiary of, a transaction with the Company, whether directly or as a representative or an intermediary.

Since Norilsk has more than 1,000 shareholders, the Joint Stock Companies Law requires that the Company's transactions with interested parties be approved: (1) by a majority vote of the independent (as such term is defined in the Joint Stock Companies law) directors who are not "interested" in the transaction; or (2) by majority vote of shareholders who are not "interested" in the transaction if (i) the value of the transaction (including any related transactions) exceeds 2% of Norilsk-'s assets, (ii) the transaction involves the issuance of ordinary shares or securities convertible into ordinary shares in an amount exceeding 2% of Norilsk's ordinary shares, or (iii) all members of the Board of Directors are not eligible to vote.

See "Risk Factors – Risks Relating to Polyus Gold's Business – Some transactions between the Company or Polyus Gold's shareholders and their respective interested parties or affiliated companies may have required, or may require, the approval of disinterested directors or disinterested shareholders".

Major transactions

Norilsk is required by Russian law and its charter to obtain: (1) the unanimous approval of all members of the Board of Directors of transactions involving property worth more than 25% but less than 50% of the book value of the Company's assets calculated according to RAS, or (2) the approval of the shareholders (i) by three-fourths majority of the shareholders present at the shareholders' meeting for transactions involving

property worth more than 50% of the book value of the Company's assets calculated according to RAS or (ii) by a simple majority of the shareholders present at the meeting for transactions involving property worth more than 25% but less than 50% of the book value of Norilsk's assets calculated according to RAS if such transactions were not approved unanimously by its Board of Directors. Pursuant to its charter, Norilsk is also required to obtain the approval of its Board of Directors for any expenditure in excess of USD 5 million if such expenditure was not set out in the Company budget as well as for any transaction constituting 2 or more per cent of the balance sheet value of the Company assets as at the last reporting date.

Board of Directors

Pursuant to Norilsk's charter, the Board of Directors consists of nine members, each of whom is elected for a one-year term. Persons elected to the Board of Directors may be re-elected an unlimited number of times. The Chairman of the Board of Directors is elected by the Board of Directors from among its members by a majority vote of the total number of members of the Board of Directors of the Company. Pursuant to a decision adopted by shareholders at a shareholders' meeting, the powers of all members of the Board of Directors may be terminated early.

Norilsk's Board of Directors may decide any issue that does not require a shareholder vote. Norilsk's charter provides that actions taken by the Board of Directors require the affirmative vote of a majority of its members unless otherwise specified in the charter or applicable law. The meetings of the Board of Directors are quorate in case at least half of the elected members of the Board of Directors are present at the meetings. However, the following issues require that at least two-thirds of the directors be present at the meeting of the Board of Directors, including at least one independent director: (1) a proposal to submit to the shareholders' meeting a resolution on the reorganization or liquidation of the Company or an increase or decrease of the Company charter capital, (2) the identification of priority directions of the Company's operations and the concepts and strategies of Company development, the implementation of those strategies, the approval of the Company's plans and budgets, and the approval of changes to the Company plans and budgets, (3) recommendations on the amount of dividends payable per share and their payment procedure, as well as the approval of the Company's dividend policy, and (4) the Company's participation in other organizations and transactions involving the Company's equity stakes or shares which will or may lead to the disposal or encumbrance of such equity stakes or shares, as well as other decisions that may lead to the change in the size of the Company's equity stakes in other companies.

Liquidation and reorganization

Under Russian law and pursuant to Norilsk's charter, the liquidation of the Company, which results in its termination without the transfer of rights and obligations to other persons as legal successors, and reorganization of the Company may be effected by: (1) the affirmative vote of 75% of the votes present at a shareholders' meeting; (2) a court order; or (3) on other grounds provided by legislation, including, for example, in the event of the Company's bankruptcy. Creditors' claims may be filed within a period determined by a liquidation commission that will be appointed once the decision to liquidate has been made. Creditors' claims will be satisfied in the order of priority specified in the Civil Code. The remaining assets of the Company will be distributed among shareholders pursuant to the Civil Code. In the event of the Company's bankruptcy, the liquidation procedure must comply with the Federal Law "On insolvency (Bankruptcy)" No. 127-FZ dated October 26, 2002.

Share registration, transfers and settlement

All of Norilsk's issued shares are registered shares. Russian law requires that each Russian joint stock company maintain a shareholders register. Ownership of registered shares is evidenced by entries made in the register. The register holder of Norilsk is CJSC National Registration Company (NRC). All transfers of Norilsk's shares must be registered in the Company's register, or, if the shares are held by a nominee, in the books of such nominee. When making entries in the register, the registrar may not require documents beyond what is required by current regulations. Any refusal by the registrar to register the shares in the name of the transferee or, upon request of the beneficial holder, in the name of a nominee, is void, unless based on legal grounds, and may be challenged in court. For more information, see the Company's website at *www.nornik.ru.*

MAJOR SHAREHOLDERS OF NORILSK

The following table shows the name, address and shareholding of each registered shareholder of the Company holding over 1% Norilsk Shares as at May 12, 2005.

Name and address of the registered shareholder[(1)]	Address	Total number of Norilsk Shares,	Proportion of the total number of Norilsk Shares
		(million)	*(%)*
The Bank of New York International Nominees, as depositary under the Company's ADR Program[(2)]	One Wall Street New York, New York 10286, United States of America	51.5	24.1
Pharanco Holdings Co. Limited[(3)]	Dionysou, 3A Strovolos, P.C. 2060 Nicosia, Cyprus	24.1	11.3
Bektanco Holdings Co. Limited[(3, 5)]	Pavlou Liasidi 10, Agia Varvara, P.C. 2560, Nicosia, Cyprus	24.1	11.3
Dimonsenco Holdings Co. Limited[(4)]	Vyronos, 36 Nicosia, Cyprus	24.1	11.3
Rinsoco Trading Co. Limited[(4, 5)]	Vyronos, 36 Nicosia, Cyprus	24.1	11.3
CJSC Holding Company INTERROS	9 Bolshaya Yakimanka St., Moscow 119180, Russian Federation	14.7	6.9
MMC Norilsk Nickel[(6)]	2 Gvardeyskaya Square, Norilsk, Krasnoyarsk Territory, 66 3310, Russian Federation	12.5	5.8
UBS AG	1 Finsbury Avenue, London, EC2M 2PP, United Kingdom	5.5	2.6
Safaiser Investments Ltd[(7)]	Akara Bldg., 24 De Castro Str., Wickhams Cay 1, Road Town, Tortola, British Virgin Islands	2.2	1.1
Total major shareholders		**182.8**	**85.7**

(1) The total number of shareholders registered in the shareholders' register of the Company included 67,733 individuals, 1,806 legal entities and 45 nominee holders.

(2) Excluding the 30.4 million Norilsk ADRs held in aggregate by Bektanco Holdings Co. Limited and Rinsoco Holdings Co. Limited.

(3) The beneficiary of these companies is Mr. V.O. Potanin.

(4) The beneficiary of these companies is Mr. M.D. Prokhorov.

(5) Including the shares converted into ADRs.

(6) Held as treasury shares.

(7) Subsidiary of the Company.

It is expected that these shareholders of Norilsk will be the principal shareholders of Polyus Gold immediately following the Spin-off.

None of the Company's shareholders has voting rights different from any other holders of its shares. Based on the Company's share register, it believes that it is not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

RELATED PARTY TRANSACTIONS

Related parties (as defined by IFRS) are considered to include shareholders, affiliates and entities under common ownership and control with the Norilsk Group. The Norilsk Group, in the ordinary course of its business, enters into various sales, purchases and services transactions with related parties.

The table below shows the monetary value and category of the material contracts that the Norilsk Group entered into during the periods indicated.

	Sale of goods	Purchase of goods	Purchase of services	Investments in related parties	Loans and borrowings	Investments and cash	Trade receivables	Trade payables
	(millions of U.S. dollars)							
Three months ended March 31, 2005								
By Norilsk	3	24	12	7	–	702	5	19
By subsidiaries of Norilsk	79	18	2	32	19	107	5	7
Total	**82**	**42**	**14**	**39**	**19**	**809**	**10**	**26**
2004								
By Norilsk	19	65	26	8	–	740	6	15
By subsidiaries of Norilsk	397	72	7	38	9	114	4	3
Total	**416**	**137**	**33**	**46**	**9**	**854**	**10**	**18**
2003[(1)]								
By Norilsk	5	63	61	–	1	616	39	14
By subsidiaries of Norilsk	299	–	14	–	–	191	7	2
Total	**304**	**63**	**75**	**–**	**1**	**807**	**46**	**16**

(1) In 2003, the Norilsk Group also held bank deposits with an related party commercial bank in an aggregate amount of USD 80 million, which bore interest at a rate of 5-7% per annum.

LEGAL AND REGULATORY MATTERS APPLICABLE TO POLYUS GOLD

Subsoil licenses

The licensing regime for use of subsoil for geological research, exploration and production of mineral resources is established primarily by the federal law of the Russian Federation No. 2395-1 "On Subsoil" dated February 21, 1992, as amended (the "Subsoil Law"), and the regulations thereunder. Until January 2000, when important amendments to the Subsoil Law were introduced, exploration licenses were typically granted for up to five years, while production licenses were granted for up to 20 years and licenses for combined activities were granted for up to 25 years. Under the Subsoil Law, as currently in effect, the maximum term of an exploration license remains five years and a production license may be issued for the useful life of the mineral reserves field, calculated on the basis of a feasibility study for exploration and production that ensures rational use and protection of the subsoil. A license recipient is also usually granted rights to use the land surrounding the license area.

Important amendments to the Subsoil Law, passed in August 2004, significantly change the procedure for awarding exploration and production licenses, in particular abolishing the joint grant of licenses by federal and regional authorities. Under the 2004 amendments, production licenses and combined exploration and production licenses are awarded by tender or auction conducted by the federal Ministry of Natural Resources. While the auction or tender commission may include a representative of the relevant region, the separate approval of regional authorities is no longer required in order to issue subsoil licenses. The winning bidder is expected to submit the most technically competent, financially attractive and environmentally sound proposal that meets published tender terms and conditions. Licenses for geological exploration and production may also be issued without the holding of an auction or tender by the decision of the federal authorities to holders of exploration licenses that discover mineral resource deposits through exploration work conducted at their own expense. Regional authorities may issue production licenses for "common" mineral resources, such as clay, sand or limestone.

Licensing agreements for subsoil use identify the terms and conditions for the use of the subsoil, the rights and obligations of the licensee and the manager of the subsoil plot and the level of payments. Prior to the August 2004 amendments, the relevant regional authority, the Ministry of Natural Resources and the licensee were each party to a license agreement. Under the August 2004 amendments, it is expected that only the Ministry of Natural Resources and the licensee will be party to future license agreements. Although most of the conditions set out in a license are based on mandatory rules, a number of provisions in a licensing agreement are negotiated between the parties.

Licenses may be transferred only under certain limited circumstances that are identified in the Subsoil Law, including the reorganization or merger of the license holder or in the event that an initial license holder transfers its license to a legal entity in which it has at least a 50% ownership interest, provided that the transferee possesses the equipment and authorizations necessary to conduct the exploration or production activity that is covered by the transferred license.

A license holder has the right to develop and to use (including to sell) resources extracted from the license area. The Russian Federation, however, retains ownership of all subsoil resources at all times.

Licenses generally require the license holder to make various commitments, including:

- extracting annually an agreed target amount of reserves;
- complying with specified requirements, including in relation to the use of technology;

- conducting agreed mining and other exploratory and development activities;
- protecting the environment in the license areas from damage;
- providing geological information and data to the relevant authorities;
- submitting on a regular basis formal progress reports to regional authorities; and
- making all obligatory payments when due.

The Polus Group's material mining licenses are scheduled to expire at different times during the period between 2010 and 2023. However, some of these licenses require periodic review and confirmation of reserves as a condition to continued mining under the licenses.

Article 10 of the Russian Federal Law on Subsoil provides that a license to use a field may be extended at the initiative of the license holder where the license holder complies with the terms of the license and where the exploration, evaluation or development of the field requires completion or wind-up operations. The Polus Group intends to extend its licenses for each of its fields that are expected to continue to produce subsequent to the end of their current periods. However, in the event that the government of the Russian Federation determines that the Polus Group has not complied with the terms of the relevant license, it may not be able to extend the license upon the expiration of its current period.

Governmental authorities may undertake periodic reviews for ensuring compliance by subsoil license users with the terms of their licenses and applicable legislation. A licensee can be fined for failing to comply with the subsoil production license and the subsoil production license can be revoked, suspended or limited in certain circumstances, including:

- a breach or violation by the licensee of material terms and conditions of the license;
- repeated violation by the licensee of the subsoil regulations;
- the failure by the licensee to commence operations within a required period of time or to produce required volumes, as specified in the license;
- the occurrence of an emergency situation;
- the emergence of a direct threat to the life or health of people working or residing in the area affected by the operations under the license;
- the liquidation of the licensee; and
- the non-submission of reporting data in accordance with the legislation.

Land use permits

In addition to a subsoil production license, rights to use surface land within the specified licensed mining area need to be obtained. Under the Land Code dated October 25, 2001, commercial legal entities must either own or lease land occupied by their operations by January 1, 2006. While the Polus Group currently holds all requisite land use permits to carry on its surface operations, the Polus Group may need to take additional measures to comply with the requirements of the Land Code by January 1, 2006. See "Risk Factors – Risks Relating to the Polyus Gold's Business – Polyus Gold may be required to purchase or lease the land occupied by its operations".

Environmental law

The Polus Group is subject to extensive federal, state and local environmental laws and regulations in the Russian Federation. The Polus Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land, potential damage to flora and fauna, and other environmental concerns. As part of the Polus Group's mining operations, it uses various chemicals and produces wastewater that could, if improperly discharged, have a negative impact on wildlife and vegetation. In addition, the Polus Group uses hazardous materials, such as solvents, to clean, refurbish and maintain its equipment. The applicable laws and regulations set various standards for health and environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to compensate for environmental damage and restore environmental conditions. See "Risks Factors – Risks Relating to the Polyus Gold's Business – Stricter environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations may impose additional costs on Polyus Gold or alter some aspects of its operations".

The Russian Federal Law on Environmental Protection dated January 10, 2002 establishes a "pay-to-pollute" regime administered by the Ministry of Natural Resources and regional authorities. In accordance with Decree No. 314 of the President of Russia dated March 9, 2004 (as amended) and Decree No. 649 dated May 20, 2004 (as amended), control over subsoil use is exercised by the Federal Service for Supervision in the Sphere of the Use of Natural Resources, while supervision over environmental quality is exercised by the Federal Service for Environmental, Technological and Nuclear Supervision.

Fees are assessed for both pollution within the agreed limits and for pollution in excess of the limits. There are additional fines for various other breaches of environmental regulations. The environmental protection legislation contains an obligation to make compensation payments to the state budget for all environmental losses caused by pollution. In the event of a dispute concerning losses caused by breaches of environmental laws and regulations, the prosecutor's office or other authorized governmental bodies may bring suit, though there is no private right of action. Courts may impose clean-up obligations subject to the agreement of the parties in lieu of or in addition to imposing fines.

Exploration licenses and production licenses generally require certain environmental commitments. Although these commitments may be stringent in a particular license, the penalties for failure to comply and clean-up requirements are generally low.

Natural resource development matters are subject to periodic environmental evaluation. While these evaluations of the Polus Group have in the past generally not resulted in substantial limitations on natural resources exploration and development activities, they are expected to become increasingly strict in the future.

In addition, the Subsoil Law and related regulations provide that a subsoil license must include a provision establishing the procedure for the restoration of the site and recultivation of the land plot upon termination of the subsoil license or exhaustion of the remaining reserves. This procedure generally requires the licensee to submit, for the approval of regional authorities, a proposed plan detailing the timeframe and actions the licensee will undertake to restore the site and recultivate the land plot. Additional requirements relating to restoration of the environment, recultivation of land and compensation of damage to the environment are prescribed by the Law on Environmental Protection and other regulations.

Polus' management believes that it is in material compliance with all environmental laws and regulations in the Russian Federation. The Polus Group is in the process of implementing technologies that will enable it to lessen the effects of its mining, smelting and production activities on the environment. See "Polyus Gold – Environmental protection".

CERTAIN TAX CONSEQUENCES

Russian tax consequences for Norilsk and Polyus Gold

Under the Russian Tax Code, the transfer of assets, including cash and shares of the Subsidiary ("the Assets"), to Polyus Gold should not be subject to profits tax for Polyus Gold within a spin-off accomplished under the specific framework provided for a spin-off under Russian legislation.

The transfer of the Assets to Polyus Gold and the proposed subsequent decrease of the charter capital of Norilsk will not impact the profits tax base of Norilsk.

According to the amendments made by the Federal Law 58-FZ dated June 6, 2005 ("the Amendments") that apply to legal relations starting from January 1, 2005 (p.3, Article 251 of the Russian Tax Code), the value of the Assets transferred to Polyus Gold will not impact the profits tax base of Polyus Gold.

It is planned that Polyus Gold will be registered in March 2006. In this situation its tax period will end at the end of the calendar year when it is registered, i.e. on December 31, 2006.

Expenses incurred by Norilsk as a result of redemption of its shares will establish the acquisition cost of "treasury shares" and will not impact the profits tax base of Norilsk until subsequent sale of these shares or decrease of the charter capital as prescribed by the law.

The operations mentioned in this section are not subject to Russian VAT.

Polyus Gold will be subject to the state duty on shares registration in the amount of RUB 10,000. Polyus Gold will be also subject to the state duty on consideration of state registration of shares emission application form and on consideration of registration of the shares emission results report application form in the amount of RUB 1,000 each.

The Spin-off will not be subject to any other Russian taxes.

Russian tax consequences for Norilsk's shareholders

General

The following is a summary of certain Russian tax consequences for the "resident" and "non-resident holders" (as defined below) of Norilsk Shares and Norilsk ADSs relating to the Spin-off and the exercise of redemption rights. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by regional, municipal or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief under specific double tax treaties.

For purposes of this summary, a "resident holder" means (1) a natural person, physically present in the Russian Federation for 183 days or more in a given tax period (calendar year) or (2) a legal entity, organized under Russian law. Moreover, unless otherwise stated, for the purposes of this summary a "resident holder" means also a legal person or organization, in each case not organized under Russian law, that holds Norilsk Shares or Norilsk ADSs through a permanent establishment in Russia.

For purposes of this summary, a "non-resident holder" means (1) a natural person, physically present in the Russian Federation for less than 183 days in a given tax period (calendar year) or (2) a legal person or organization, in each case not organized under Russian law, that holds Norilsk Shares or Norilsk ADSs other than through a permanent establishment in Russia.

If a person is simultaneously a resident of two states, his residence status should be resolved according to the appropriate tax treaty.

Each non-resident holder should consult their own tax advisor concerning the overall tax consequences to such holder, including the consequences relating to the exercise of redemption rights and the Spin-off arising under foreign, state and local laws.

The Russian tax rules applicable to financial instruments such as the Norilsk ADSs are uncertain and official interpretive guidance is limited. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with a more developed capital market and tax system. The interpretation and application of these tax provisions will in practice rest substantially with local tax inspectors.

For Russian tax purposes, it is unclear under the applicable federal legislation if a holder of a Norilsk ADS will be treated as the holder of the underlying Norilsk Shares. Russian federal financial and tax authorities, however, have issued a number of private clarifications that treat holders of American depositary receipts as direct holders of the underlying shares for Russian tax purposes and for application of international tax treaties. This summary assumes that non-resident holders of Norilsk ADSs will be treated as non-resident holders of Norilsk Shares for Russian tax purposes.

This position is not free from doubt and there is some risk that the Russian local tax authorities, including local tax inspectors, will not accept this position. References below to Norilsk Shares should be understood to refer as appropriate to Norilsk Shares that are held directly, as well as those Norilsk Shares the ownership of which is represented by Norilsk ADSs.

Tax consequences relating to the exercise of redemption rights

As discussed above, Norilsk shareholders entitled to vote and who either vote against the Spin-off or do not vote on the Spin-off, may elect to have Norilsk redeem their Norilsk Shares if the Spin-off is approved. The sub-section below reflects also the relevant Russian treatment for those holders of Norilsk Shares who exercise their redemption rights.

Resident holders

Individuals

Taxpayers of personal income tax are defined as individuals who are tax residents of the Russian Federation and also individuals receiving income from sources in the Russian Federation who are not tax residents of the Russian Federation.

Income from the sale of shares or other securities in Russia is considered by the Russian Tax Code as income from a source in Russia.

Norilsk believes that the redemption of Norilsk Shares by Norilsk should be treated as a sale of shares in Russia and this summary outlines the tax consequences if the redemption of Norilsk Shares under the Spin-off is in fact treated in this way.

The Russian Tax Code differentiates tax rates depending on whether an individual is a tax resident of the Russian Federation or not. The personal income tax rate is established for residents at 13 percent.

The taxable base is defined as gross income generated from the sale of securities minus expenses incurred and properly documented related to acquiring, selling and holding in custody the securities.

Deductible expenses include the following:

- amounts payable to the seller under the purchase agreement;
- payment for the services provided by a custodian;
- commission payable to professional participants in the securities market;
- market fee (commission);
- payment for the services of a registrar;
- other expenses directly relating to the purchase, sale and custody of securities payable for the services provided by professional participants in the securities market within the framework of their professional activity.

If the holder is not able to support the expenses incurred for the acquisition of shares, he can make use of the specific tax deductions provided by the Russian Tax Code (the provision is valid until December 31, 2006):

- in the amount received in a tax period from the sale of shares owned by the taxpayer for less than three years, but not more than RUB 125 000; or
- in the full amount received by the taxpayer through sale of shares that have been owned by the taxpayer for three years and more.

Under the applicable Russian legislation, it is also not clear whether the taxpayer can independently determine the way to calculate the tax base on the securities transactions. According to a private interpretation of the tax legislation by the Ministry of Finance of the Russian Federation, in the event no documentary support of the onerous nature of acquisition of the securities is available, no specific tax deduction would be allowed.

Under the applicable Russian legislation, it is not clear whether withholding tax should apply in the situation where Norilsk Shares held by an individual are redeemed by Norilsk. According to several private interpretations of the tax legislation by the former Ministry of Tax of the Russian Federation (the predecessor of the Federal Tax Service) and the Ministry of Finance, if an individual independently concludes contracts for sale of his or her Norilsk Shares, Norilsk will not be considered to be acting as tax agent and withholding tax should not apply. The individual will be obliged to include the income from redemption of Norilsk Shares into his or her annual tax declaration to be filed with the Russian tax authorities.

Legal entities

The taxpayer's income from transactions involved in the sale or alienation of securities (including redemption) shall be defined based on the sales price or the value of other alienation of a security paid to the taxpayer. Specific transfer pricing rules apply to the disposal of securities.

Expenses incurred on the sale (or alienation) of securities shall be defined based on the price of acquisition of the security (including expenses on the acquisition thereof), and expenses on the sale thereof.

For Russian legal entities profits tax is charged at a rate of 24 percent of the taxable base defined as income minus applicable expenses. The taxable base for securities transactions is determined by the taxpayer separately from the main activities.

In case the holder of Norilsk Shares is a foreign legal entity, carrying out its activities in Russia through a permanent establishment, and the redemption is connected with these activities, such entity should pay the profits tax in the way prescribed for Russian organizations. Such foreign entities should inform Norilsk that the income being paid relates to the permanent establishment of such entity in Russia and should provide Norilsk with a notarized copy of the certificate on tax registration in the Russian Federation, issued not earlier than in the previous tax period. In the opposite case (if Norilsk withholds tax at source with respect to the income of non-resident holders), Norilsk would have to withhold the income tax in the way prescribed for resident legal entities.

Non-resident holders

Individuals

Where non-resident holders of shares in a Russian company that are individuals elect to have Norilsk redeem their Norilsk Shares, proceeds from the sale of Norilsk Shares by such holders (subject to any available tax treaty relief) will be subject to a 30% Russian personal income tax on the gross amount of proceeds received minus documentary supported expenses, including the cost of acquisition. Non-resident individuals cannot make use of specific tax deductions stipulated in the Russian Tax Code for resident individuals, irrespective of the tenure of shares.

Under certain tax treaties between Russia and other countries, including the treaties with the United States and the United Kingdom, holders of Norilsk Shares may be eligible for a reduced rate of taxation or exemption from Russian taxation of proceeds received from the redemption of shares (see "Tax Treaty Relief – non-resident holders" below).

Although the legislation is not entirely clear (see above), Norilsk should not be obliged to withhold tax upon the purchase by it of Norilsk Shares from a non-resident individual. The individual is responsible for the filing of all appropriate documents. See "Obtaining tax treaty relief".

Legal entities

Under Russian legislation, non-resident holders of Norilsk Shares that are legal entities and that elect to have Norilsk redeem their Norilsk Shares will be exempt from Russian taxation on the proceeds received, provided that 50% or more of Norilsk's assets are not considered to be real property (based on its RAS balance sheet as of September 30, 2005). Norilsk believes that less than 50% of its assets are real property, and that this is likely to continue to be the case. According to the latest available information, at 30 June 2005, substantially less than 50% of Norilsk's assets are real property, based on its RAS balance sheet as of that date.

However, since Norilsk has not sought third party confirmation of such position, the taxation implications are described below if more than 50% of Norilsk's assets are considered to be real property. If more than 50% of Norilsk's assets consist of real property at the time of the redemption, the proceeds received from the redemption of Norilsk Shares by Norilsk (subject to any available treaty relief) will be subject to Russian income tax and Norilsk will be required to withhold an amount equal to 24% of any holder's gain in the case where the holder is able to document the costs connected with redemption of the Norilsk Shares or otherwise 20% of the gross proceeds from the exercise of redemption rights where the holder fails to provide documents to support the costs connected with acquisition.

Sale of Polyus Gold Shares by the Depositary (both for individuals and legal entities)

As discussed above, in the event that a Level 1 ADS program is not established within 90 days of the Trading Date, in certain circumstances, holders of record of the Norilsk ADSs may become entitled to receive cash in lieu of receiving Polyus Gold Shares, and it is expected that the Depositary will sell any such Polyus Gold Shares and deliver the corresponding cash proceeds to such holders. Such transaction should not lead to the creation of a permanent establishment of Depositary in the Russian Federation. As a result, the Depositary would not act as a tax agent with respect to the income being paid and thus would not withhold Russian tax at source.

As discussed above, non-resident holders that are legal entities and that receive proceeds from the sale of Polyus Gold Shares by the Depositary are exempt from Russian taxation on proceeds received, provided that 50% or more of Polyus Gold's assets are not real property. Norilsk believes that substantially less than 50% of the assets of Polyus Gold are considered to be real property, however since it has not sought any third party confirmation of such position, the taxation implications are described below if more than 50% of the assets are considered to be real property based on its RAS balance sheet as of the last reporting date prior to disposal of shares. If more than 50% of Polyus Gold's assets consist of real property, proceeds received from the sale (subject to any treaty relief) will be subject to Russian profits tax.

Where non-resident holders that are individuals receive proceeds from the sale of Polyus Gold Shares by the Depositary, proceeds from the sale of the Polyus Gold Shares (subject to any treaty relief) will be subject to Russian taxation. Where proceeds are received from a source within Russia, the gross amount of the proceeds will be subject to a 30% Russian personal income tax minus any available deductions, including the cost of acquisition. No withholding tax by the Depositary should apply. The individual is responsible to file all appropriate documents (see "Obtaining tax treaty relief").

Tax treaty relief – non-resident holders

Russia has concluded tax treaties with a number of countries which may entitle foreign holders of Norilsk Shares or of Polyus Gold Shares to a reduced rate of taxation or exemption from Russian taxation on amounts that would otherwise be taxable in Russia. This sub-section discusses issues related to reduced rates of taxation on disposal of Norilsk Shares or Polyus Gold Shares and to obtaining treaty benefits, if it is considered that more than 50% of the total assets relate to real property based on their RAS balance sheet as of the last reporting date prior to disposal of shares.

General (both individuals and legal entities)

Certain tax treaties entered into by Russia with other countries may entitle holders to exemption from or reduced rates of Russian taxation with respect to proceeds received from disposal of Norilsk Shares in exercising redemption rights or the sale of Polyus Gold Shares that are sold by the Depositary subsequent to the Spin-off. In particular, under the Russia – United States Tax Treaty, proceeds received by holders that are U.S. residents (both legal entities and individuals) from the sale of their shares generally will be exempt from Russian taxation if not more than 50% of the issuer's assets consist of real property located in Russia. Under the Russia – United Kingdom Tax Treaty, income received by holders that are U.K. residents from the sale of the shares of a Russian company generally will be exempt from Russian tax if (1) such shares are quoted on an approved stock exchange, or (2) if not more than 50% of the company's assets consist of real property located in Russia. The term "approved stock exchange" is not defined in the Russia – United Kingdom Tax Treaty, and Norilsk can provide no assurance that the Polyus Gold Shares will be treated as quoted on an approved stock exchange for purposes of the Russia – United Kingdom Tax Treaty. As noted above, Norilsk Nickel believes that less than 50% of the assets of Polyus Gold are considered to be real

property, however it has not sought any third party confirmation of such position. Non-resident holders should consult their own tax adviser regarding the availability of tax treaty relief on the disposition of Norilsk Shares or Polyus Gold Shares in their particular circumstances.

Obtaining tax treaty relief

Individuals

According to several private interpretations of the federal tax legislation by the authorities with reference to the provisions of the Russian Tax Code, if an individual independently concludes a contract for sale of securities of a company, no withholding tax should apply and the individual is responsible for disclosing the amount of income in his tax declaration and pay personal income tax. Therefore, that company is not considered to be a tax agent and should not withhold tax at the moment of income payment to the individual.

If tax is required to be withheld, to obtain the benefit of tax treaty provisions, the holder must comply with the certification, information and reporting requirements in force in Russia. The holder would need to attach to his tax declaration, submitted to the tax authorities upon termination of tax period, a certificate of tax residence confirming tax residence in a relevant treaty country issued by a competent authority of this treaty country in the format required by the Russian tax authorities. Such certificate should relate to the specific calendar year in which the amount of income is paid and should be submitted to the Russian tax authorities within one year after income receipt. A new certificate must be issued for each calendar year in which income is paid. For ADS holders, the following documents issued by the Bank of New York should be attached to the certificate: a report confirming the name of the ADS's holder, DEPO account reference, number of shares and amount of cash due to the ADS's holder.

To confirm that the signature and stamp on the confirmation of residence are authentic and the person who signed this certificate has proper authorization, the procedure of Apostil or Council Legalization is prescribed. The procedure of Council Legalization is required if the state is not a signatory of the Convention of October 5, 1961 abolishing the requirement of legalization for foreign public documents.

Due to uncertainties regarding the form and procedures for obtaining tax treaty benefits by individuals, tax authorities in practice may also demand from individuals documentary proof of tax payments made outside Russia on income with respect to which treaty benefits are claimed. Norilsk's auditors believe that this practice contradicts international tax treaty provisions, however, in practice failing to provide such documentary support may result in the situation where individuals may not be able to obtain treaty benefits.

Legal entities

To obtain the benefit of tax treaty provisions, a holder would need to provide to the payer (Norilsk) a certificate of tax residence confirming tax residence in a relevant treaty country issued by the competent authorities of this country. Such certificate should relate to the specific calendar year in which the amount of income is paid and a new certificate must be issued for each calendar year in which income is paid. For ADS Holders, the following documents issued by the Bank of New York should be attached to the certificate: a report confirming the name of the ADS's holder, DEPO account reference, number of shares and amount of cash due to the ADS's holder.

To confirm that the signature and stamp on the confirmation of residence are authentic and the person who signed this certificate has proper authorization the procedure of Apostil or Council Legalization is prescribed. The procedure of Council Legalization is required if the state is not a signatory of the Convention of October 5, 1961 abolishing the requirement of legalization for foreign public documents.

If the non-resident holder fails to provide Norilsk with the residency certificate prior to payment of income, tax will be withheld by Norilsk as described above. Subsequently to obtain Tax Treaty benefits, a claim for tax refund to Russian tax authority at the location of Norilsk should be filed by the holder, in the format approved by the tax authorities.

Such claim (form) should be filed within three years after income receipt. Such reclaims may in practice be difficult and time-consuming.

Russian tax consequences of the receipt of Polyus Gold Shares by Norilsk shareholders

Resident and non-resident holders

Legal entities

Resident and non-resident holders that are legal entities will not recognize income for Russian tax purposes on the receipt of Polyus Gold Shares as a result of the application of the Russian Tax Code rules that exempt from Russian taxation shares received during reorganization, such as the Spin-off.

According to the Amendments made by the Federal Law 58-FZ dated June 6, 2005 that apply to legal relations starting from January 1, 2005 (p.5, Article 277 of the Russian Tax Code), the current value of the Norilsk Shares in the tax accounting of the shareholders of Norilsk will be allocated at the point of spin-off between the value of the Polyus Gold Shares and of the Norilsk Shares in proportion to the net assets value of the Polyus Gold and the net assets value of Norilsk. The net assets value should be determined according to the separation balance sheet at the date of its approval by the shareholders.

Individuals

The Russian Tax Code has introduced an amendment to p.19, Article 217 (Federal Law 212-FZ dated December 30, 2004), effective retrospectively January 1, 2004, for resident and non-resident individuals exempting receipt of shares by individuals in a reorganization from Russian personal income tax.

United States tax consequences

This Information Statement was not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law.

General

The following is a summary of certain potential U.S. federal income tax consequences relating to the exercise of redemption rights and the Spin-off for U.S. holders (as defined below) of Norilsk Shares or Norilsk ADSs. This discussion does not purport to describe comprehensively all of the tax consequences of the Spin-off that may be relevant to a U.S. holder. This summary applies only to U.S. holders of Norilsk Shares or Norilsk ADSs holding the Norilsk Shares or Norilsk ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a measurement currency other than the U.S. dollar, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in Norilsk Shares or Norilsk ADSs on a mark-to-market basis, and persons holding Norilsk shares or Norilsk ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of Norilsk Shares or Norilsk ADSs (or Polyus Gold Shares or Polyus Gold ADSs, as applicable) that is (1) a citizen or resident of the United States of

America, (2) a corporation organized under the laws of the United States of America or any state thereof, or (3) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Norilsk Shares or Norilsk ADSs (or Polyus Gold Shares or Polyus Gold ADSs, as applicable).

Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences of the exercise of redemption rights and the Spin-off arising under U.S., non-U.S., state and local laws.

Holders of Norilsk ADSs will be treated for U.S. federal income tax purposes as holding the underlying Norilsk Shares, the ownership of which is represented by the Norilsk ADSs. Deposits and withdrawals of shares in exchange for ADSs will not result in the recognition of a gain or loss for U.S. federal income tax purposes. References below to Norilsk Shares should be understood to refer as appropriate to Norilsk Shares that are held directly, as well as those shares the ownership of which is represented by Norilsk ADSs.

Tax consequences relating to the exercise of redemption rights

Norilsk shareholders entitled to vote at the EGM and who either vote against the Spin-off or do not vote on the Spin-off, may elect to have Norilsk redeem their shares if the Spin-off is approved. If a U.S. holder makes such an election and sells its shares to Norilsk, the holder will generally realize gain or loss equal to the difference between the amount received for the shares and the holder's tax basis in the shares. Such gain or loss realized by a holder on the sale of its shares to Norilsk will be a capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 15% under recently enacted legislation. A U.S. holder's ability to offset capital losses against income is subject to limitations.

Tax consequences of the Spin-off

Norilsk believes that the Spin-off will not qualify as a tax-free distribution under section 355(a) of the Internal Revenue Code of 1986, as amended. A U.S. holder will be treated as receiving dividend income on the Formation Date in an amount equal to the fair market value of the Polyus Gold Shares distributed on such Formation Date to the extent that this amount is treated as being paid from the current and accumulated earnings and profits (as measured for U.S. tax purposes) of Norilsk. Subject to certain limitations, dividend income received from Norilsk in respect of the Spin-off by U.S. holders that are individuals should qualify for a reduced rate of taxation (with a maximum rate of 15 percent) provided that certain holding period and other requirements and conditions are met. Holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their particular circumstances.

A holder of Norilsk Shares that is not a U.S. holder will not be subject to U.S. federal income or withholding tax in respect of the distribution of Polyus Gold Shares in connection with the Spin-off.

Passive Foreign Investment Companies

A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes if (1) 75% or more of its gross income consists of certain types of "passive" income or (2) 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, "passive" income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Norilsk believes that there is a risk that Polyus Gold may be a PFIC at the time of

the Spin-off or in the future. However, because this determination is made annually at the end of each taxable year of Polyus Gold and is dependent upon a number of factors, some of which are beyond Norilsk's control, including the value of Polyus Gold's assets, there can be no assurance that Polyus Gold will or will not be a PFIC.

If Polyus Gold were to be a PFIC in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S federal income tax that a U.S. holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. holder may be subject to tax at ordinary income tax rates on (1) any gain recognized on the sale, exchange or other disposition of Polyus Gold Shares or ADSs and (2) any "excess distribution" paid on Polyus Gold Shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by Polyus Gold in the three preceding taxable years). In addition, a U.S. holder may be subject to an interest charge on such gain or excess distribution.

As an alternative to the rules described above, a U.S. holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the shares are "regularly traded" on a "qualified exchange". Polyus Gold Shares and ADSs will be treated as "regularly traded" for any year during which such shares or ADSs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under applicable Treasury regulations, a "qualified exchange" includes any non-U.S. exchange that (1) is regulated by a governmental authority in which the exchange is located, (2) has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the local laws and exchange rules ensure that such requirements are actually enforced, and (3) has exchange rules that effectively promote active trading of listed stocks. Whether Polyus Gold Shares or ADSs will be traded on any stock exchange or treated as "regularly traded" on a "qualified exchange" for any particular taxable year is a factual matter dependent upon the future listing and trading of Polyus Gold Shares and ADSs on an appropriate exchange.

If a U.S. holder is eligible to make this mark-to-market election and makes such election in respect of such holder's first taxable year in which Polyus Gold is a PFIC, such holder will generally (1) include as ordinary income for each taxable year the excess, if any, of the fair market value of the holder's Polyus Gold Shares or ADSs at the end of the taxable year over the adjusted tax basis of the shares or ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the shares or ADSs over the fair market value of the shares or ADSs at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. In addition, any gain from a sale, exchange or other disposition of Polyus Gold Shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). Such holder's adjusted tax basis in the Polyus Gold Shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

If a U.S. holder makes a mark-to-market election after such holder's first taxable year in which Polyus Gold is a PFIC, such holder will be treated as having (1) disposed of the holder's Polyus Gold Shares or ADSs for fair market value at the end of the holder's first taxable year for which the election is made and (2) reacquired such shares or ADSs for such fair market value. Any gain on the deemed disposition will be subject to tax at ordinary income tax rates and may be subject to an interest charge and the rules described in the immediately preceding paragraph shall apply to future years.

Neither Norilsk nor Polyus Gold will provide holders with information to enable a holder to make a "qualified electing fund" election under which, generally in lieu of the treatment described above, the earnings of Polyus Gold would be currently included in the holder's gross income.

If a U.S. holder owns Polyus Gold Shares or ADSs during any year that Polyus Gold is a PFIC, regardless of whether or not such holder makes a mark-to-market election with respect thereto, such holder must file an annual U.S. Internal Revenue Service Form 8621 and will not be eligible for a reduced tax rate on dividends paid on Polyus Gold Shares or ADSs in such year or the subsequent year.

Each U.S. holder is urged to consult its tax advisor regarding the potential application of the PFIC provisions, as well as the availability and advisability of certain elections that may be made by such investor with respect to Polyus Gold Shares or ADSs if Polyus Gold is a PFIC in any taxable year.

Sale of Polyus Gold Shares by the Depositary

As discussed above, in the event that a Level 1 ADS program is not established within 90 days of the Trading Date, in certain circumstances, holders of record of the Norilsk ADSs may become entitled to receive cash in lieu of receiving Polyus Gold Shares, and it is expected that the Depositary will sell any such Polyus Gold Shares, and deliver the corresponding cash proceeds to such holders.

With respect to the sale of Polyus Gold Shares, a U.S. holder will realize gain or loss equal to the difference between the amount received for the shares and the holder's tax basis in the such shares. Such gain or loss realized by a holder on the sale of its Polyus Gold Shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 15% under recently enacted legislation. A U.S. holder's ability to offset capital losses against income is subject to limitations.

The U.S. holder's basis in the Polyus Gold Shares generally will be equal to the amount realized with respect to the distribution of the Polyus Gold Shares as described in above in "United States Tax Consequences – Tax Consequences of the Spin-off". The holder's holding period for the Polyus Gold Shares will begin from the date of receipt of the shares by the Depositary on behalf of the holder.

Foreign tax credits

U.S. holders may be subject to Russian tax with respect to cash or shares received in connection with the exercise of redemption rights or the Spin-off. See "Russian tax consequences for Norilsk's shareholders" above. Subject to a number of exceptions and conditions, holders may be able to credit certain of these taxes against their U.S. tax liability on foreign source income. In this regard, amounts that are withheld in excess of the rates or exemptions to which the holder is entitled under the United States – Russia Tax Treaty will not be creditable against a holder's U.S. tax liability.

U.S. holders should consult their tax advisors regarding the creditability of taxes withheld in or otherwise paid to Russia with respect to cash or shares received following the exercise of redemption rights or the Spin-Off.

United Kingdom tax consequences

General

The following is a summary, based on current U.K. tax law and practice, of certain potential U.K. direct tax consequences relating to the exercise of redemption rights and the Spin-off for holders of Norilsk Shares and Norilsk ADSs. The summary is of a general nature. It does not purport to describe comprehensively all of the tax consequences relating to the redemption rights and the Spin-off that may be relevant to a holder of Norilsk Shares or Norilsk ADSs and some aspects do not apply to certain classes of taxpayer (such as dealers).

An American depositary share should be regarded as two assets for UK tax purposes, the depositary receipt and the underlying shares of the issuing company. On the basis that the entire value of the American depositary share (issued by either Norilsk or Polyus Gold) relates to the underlying shares (of the relevant company), then no disposal or acquisition values should be attributed to any of the Norilsk ADSs or to the ADSs. Consequently, the whole value of an American depositary share should be attributable to the interest in the underlying shares of the issuing company.

The U.K. direct tax consequences relating to the exercise of redemption rights and the Spin-off are not free from doubt and there are alternative analyses that could apply. Holders of Norilsk Shares or Norilsk ADSs should consult their own tax advisers regarding the possible charges to tax in light of their particular circumstances.

Tax consequences relating to the redemption rights

Persons who are resident in the United Kingdom for U.K. tax purposes are liable to income tax (or, where the relevant person is a company, corporation tax) in respect of income received from their possessions outside the United Kingdom. It is possible that a redemption of Norilsk Shares or Norilsk ADSs by Norilsk (as discussed above in "The Spin-off – Dissenting and Abstaining Shareholders' Redemption Rights") may be treated as giving rise to income of this nature for U.K. resident holders of Norilsk Shares or Norilsk ADSs who elect to exercise their redemption rights.

Alternatively, any such redemption might be treated as involving a distribution of capital rather than income. Such a distribution would be within the scope of U.K. taxation of chargeable gains for holders of Norilsk Shares or Norilsk ADSs who are resident in the United Kingdom for U.K. tax purposes or who carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and whose shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment. In those circumstances, relevant holders would be treated at the time of the redemption as disposing of their Norilsk Shares or Norilsk ADSs for a consideration equal to the redemption price, with a resulting chargeable gain or allowable loss.

Individuals who are resident in the United Kingdom but not domiciled in the United Kingdom are normally assessable to tax on foreign source income and gains only to the extent that such income or gains are remitted to the United Kingdom.

Tax consequences of the Spin-off

As discussed above, persons who are resident in the United Kingdom for U.K. tax purposes are liable to income tax or corporation tax in respect of income received from their possessions outside the United Kingdom. It is possible that the Spin-off may be treated as giving rise to income of this nature for U.K. resident holders of Norilsk Shares or Norilsk ADSs.

Alternatively, the Spin-off might be treated for U.K. tax purposes as involving a distribution of capital rather than income. Any such capital distribution would fall within the scope of U.K. taxation of chargeable gains for holders of Norilsk Shares or Norilsk ADSs who are resident in the United Kingdom for U.K. tax purposes or who carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and whose shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment.

If the Spin-off is treated as giving rise to a capital distribution within the scope of U.K. taxation of chargeable gains, it is possible that the rules in section 136 of the Taxation of Chargeable Gains Act 1992

(the "Chargeable Gains Act") relating to corporate schemes of reconstruction would apply. If those rules were to apply, there would be no charge to tax at the time of the distribution but, for the purposes of computing any chargeable gains or allowable losses on a subsequent disposal, the Polyus Gold Shares or ADSs acquired by each relevant holder and their Norilsk Shares or Norilsk ADSs would be treated as the same asset, acquired at the same time as the Norilsk Shares or Norilsk ADSs and for the same price.

If a taxpayer submits a U.K. tax return on the basis that the Spin-off is a capital distribution and that the rules in section 136 of the Chargeable Gains Act apply, Norilsk provides no assurance that the U.K. Inland Revenue will accept that characterization. No rulings have been or will be sought from the U.K. Inland Revenue on any of the issues discussed above and, in particular, no application for clearance has been or will be made under section 138 of the Chargeable Gains Act.

If the rules in section 136 of the Chargeable Gains Act were not to apply, relevant holders would be treated at the time of the distribution as if they had disposed of an interest in their Norilsk Shares or Norilsk ADSs in consideration of the capital distribution, with a resulting chargeable gain or allowable loss.

Individuals who are resident in the United Kingdom but not domiciled in the United Kingdom are normally assessable to tax on foreign source income and gains only to the extent that such income or gains are remitted to the United Kingdom.

Sale of Polyus Gold Shares by the Depositary

A sale of Polyus Gold Shares by the Depositary on behalf of a holder of Norilsk ADSs (as discussed above in "The Spin-off – Effects of the Spin-off on Holders of Norilsk ADSs") will be a disposal within the scope of U.K. taxation of chargeable gains, with a resulting chargeable gain or allowable loss, if the relevant holder is resident in the United Kingdom or carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and the relevant ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch, agency or permanent establishment. As noted above, individuals resident but not domiciled in the United Kingdom are normally assessable to tax on foreign source gains only to the extent that they are remitted to the United Kingdom.

If the rules in section 136 of the Chargeable Gains Act apply to the Spin-off, the holder's base cost in the Polyus Gold Shares or ADSs will be calculated on the basis (as described above in "United Kingdom Tax Consequences – Tax Consequences of the Spin-off") that the Polyus Gold Shares or ADSs and the holder's Norilsk ADSs are treated as the same asset, acquired at the same time as the Norilsk ADSs and for the same price.

If the rules in section 136 of the Chargeable Gains Act do not apply, the holder's base cost in the Polyus Gold Shares or ADSs will be calculated on the assumption that the holder acquired the shares for a consideration equal to their market value at the time of acquisition, being the date of receipt of the shares by the Depositary on the holder's behalf.

Foreign tax credits

As discussed above in "Russian Tax Consequences", holders of Norilsk Shares or Norilsk ADSs who are within the charge to U.K. tax may be subject to Russian tax with respect to cash or shares received in connection with the exercise of redemption rights or the Spin-off. Subject to a number of important exceptions and conditions, that Russian tax may be allowed as a credit against any U.K. tax computed by reference to the same profits, income or gains by reference to which the Russian tax is computed.

Holders should consult their tax advisers regarding the creditability of taxes withheld in or otherwise paid to Russia with respect to cash or shares received following the exercise of redemption rights or the Spin-off.

Stamp Duty/Stamp Duty Reserve Tax

Provided that neither Norilsk, Polus or Polyus Gold are incorporated in, or have a register in, the UK, there should be no Stamp Duty Reserve Tax in connection with the exercise of redemption rights, the Spin-off or the sale of Polyus Gold Shares by the Depositary on behalf of holders of Norilsk ADSs. If there is any nexus with the UK (e.g. a transfer instrument is executed in the UK, money is paid in to a UK bank account), there may be a technical Stamp Duty charge on any transfer however this is not a mandatory charge and the only consequence of not paying it is that the companies will not be able to rely on such documents as evidence in UK legal proceedings.

MARKET INFORMATION

Polyus Gold

Norilsk expects that Polyus Gold will apply to have its ordinary shares admitted to listing on RTS and MICEX. Listing, and admission to trading, on the RTS and MICEX will be subject to the approval of those stock exchanges and there can be no assurance that the shares of Polyus Gold will qualify for listing, and admission to trading, on those stock exchanges. It is currently anticipated that the Level 1 ADR Program will be established and the ADSs will be tradable over-the-counter in Western Europe and the United States and may in the future be traded on one or more Western European stock exchanges. See "The Spin-off". Prices at which the shares and ADSs of Polyus Gold, if any, may trade cannot be predicted. There can be no assurance as to the establishment or continuity of any trading market for the shares or the ADSs of Polyus Gold, if any. See "Risks Relating to the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs and the Trading Market – There may only be a limited trading market for the Polyus Gold Shares and, if the Level 1 ADR Program is created, the ADSs". The Company will consider measures to facilitate the liquidity of the Polyus Gold Shares, although no assurance can be given that any such measures, if implemented, will result in such liquidity.

Certain U.S. securities law requirements

The Polyus Gold Shares received in the Spin-off will be freely transferable following the Trading Date, subject to the restrictions on the Polyus Gold Shares in connection with the establishment of the Level 1 ADR Program, except for shares of Polyus Gold received by any person who may be deemed an "affiliate" of Polyus Gold within the meaning of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Polyus Gold after the Spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, Polyus Gold and may include the directors and principal executive officers of Polyus Gold as well as any principal shareholder of Polyus Gold. Persons who are affiliates of Polyus Gold will be permitted to sell their shares of Polyus Gold received pursuant to the Spin-off only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144, or outside the United States in an offshore transaction meeting the requirements of Regulation S. For a description of the U.S. securities law requirements applicable to the Level 1 ADRs, see "The Level 1 ADR Program".

Except for the Polyus Gold Shares and the ADSs issued in connection with the Spin-off, no securities of Polyus Gold will be outstanding as at or immediately following the Spin-off. The Polyus Gold Shares will not be registered with the U.S. SEC. The ADSs are expected to be registered on Form F-6 with the U.S. SEC.

Norilsk

The Norilsk Shares have been listed and are traded on RTS and MICEX as well as in the form of American depositary receipts traded over-the-counter on the IOB of the London Stock Exchange, on the OTC market in the U.S. (NASDAQ) and on the Berlin Stock Exchange.

As of August 11, 2005, 213,905,884 ordinary shares in Norilsk were outstanding (including 12,478,704 shares held directly by Norilsk as treasury shares), including 78,103,811 represented by Norilsk ADSs.

The table below presents the highest and lowest prices for Norilsk Shares at RTS and MICEX for the periods indicated. Share prices are quoted in U.S. dollars on the RTS exchange and in rubles on the MICEX exchange.

For each year from January 1, 2000 through December 31, 2004 and for the six months ended June 30, 2005

	RTS		MICEX	
Period	**High**	**Low**	**High**	**Low**
	(U.S. dollars)		*(rubles)*	
Six months ended June 30, 2005	63.6	53.6	1,832	1,424
2004	81.2	43.2	2,320	1,190
2003	66.0	20.3	2,021	710
2002	25.1	15.0	794	459
2001	18.0	9.7	517	288

For each quarter from January 1, 2003 through December 31, 2004

	RTS		MICEX	
Year	**High**	**Low**	**High**	**Low**
	(U.S. dollars)		*(rubles)*	
2005				
First Quarter	65.0	51.1	1,832	1,424
Second Quarter	63.6	53.6	1,753	1,500
2004				
First Quarter	76.0	65.5	2,155	1,850
Second Quarter	81.2	47.5	2,320	1,385
Third Quarter	64.7	45.5	1,880	1,300
Fourth Quarter	70.0	43.2	2,049	1,190
2003				
First Quarter	26.8	20.3	850	725
Second Quarter	36.2	23.3	1,095	710
Third Quarter	50.3	24.4	1,537	902
Fourth Quarter	66.0	48.8	2,021	1,414

Listing on the RTS and MICEX stock exchanges

The RTS and MICEX stock exchanges are located in Moscow. The RTS stock exchange was created in mid-1995 in order to merge uncoordinated regional markets into a single organized Russian securities market. The RTS stock exchange is structured as a non-commercial partnership.

The MICEX stock exchange was created in January 1992 as a closed joint stock company, but trading in shares began only in March 1997. In accordance with the laws of the Russian Federation, only entities that are engaged in broker and/or dealer activities as professional securities market participants may become members of the MICEX exchange.

Generally, trading on RTS and MICEX takes place through automated systems, which, depending on the type of the securities traded and the exchange, are open between approximately 10:30 am and 6:45 pm (Moscow time) on every business day. Trading in securities listed on RTS and MICEX may also be carried out over-the-counter and outside of official lists (off-list). The exchanges have a system of automatic suspension of trades in the shares of a specific issuer as a means of controlling excessive share volatility.

Exchange transactions are generally settled based on the principle of "delivery against payment" through specialized organizations, although on the RTS it is also possible to settle based on the principle of "free settlement". Transactions are settled on the same day. Deferred payment is not allowed even pursuant to mutual agreement of the parties. A majority of securities traded on MICEX, including Norilsk shares, are on deposit with Non-Commercial Partnership National Depositary Center (NDC), which has received the "reliable foreign depositary" status from the U.S. SEC. Securities traded on RTS, including Norilsk shares, are on deposit with CJSC Depositary Clearing Company (DCC). According to the requirements of the NDC and the DCC, settlements are conducted through the clearing systems of RTS and MICEX, respectively.

Regulation of Russian securities markets

- The Russian securities market is regulated by the Government of the Russian Federation. The primary relevant legislation consists of the Federal Law on the Securities Market No. 39-FZ, dated April 22, 1996, as amended (the "Securities Market Law"), the Joint Stock Companies Law, the Federal Law on Protection of Rights and Legitimate Interests of Investors in the Securities Market No. 46-FZ, dated March 5, 1999, as amended (the "Law on Protection of Investors Rights") and regulations of the FCSM and the FSFM.

- The Securities Market Law defines various types of securities, sets forth key rules regarding the issuance of, placement of, and trading in, securities and imposes certain disclosure obligations on issuers. The Securities Market Law also provides basic rules governing activities of the professional market participants, such as brokers, dealers, clearing organizations and exchanges. Generally, the Securities Market Law provides a framework for more specific regulations by the FCSM and its successor (the FSFM).

- The Joint Stock Companies Law addresses such issues as the legal status, foundation, reorganization and liquidation of joint stock companies, as well as the rights and obligations of shareholders and protection of shareholder rights. The Law provides guidelines for corporate approvals and other corporate procedures necessary for issuance of securities by joint stock companies. The Joint Stock Companies Law outlines corporate steps that must be taken to carry out a corporate reorganization of a joint stock company, including its reorganization through a spin-off. In particular, the Law requires that terms of conversion of shares of the reorganized company into shares of a spun-off company or terms of distribution of such shares to the shareholders be approved at the general shareholders meeting of the reorganizing company. Subsequently, the issuance of the shares of the spun-off company must be approved by corporate action and their shares must be registered with the FSFM. Registration with the FSFM and trading in the shares of a spun-off company generally begins, on average, 30 days after the relevant documents are filed.

- The FCSM was established in 1996 to contribute to the formation and development of the securities market in Russia. The FCSM ceased operations and was replaced by the FSFM. The FSFM has broad authority and may issue mandatory instructions, suspend and revoke licenses of the securities market professional participants and seek invalidation of transactions in court. One of the most important regulations issued by the FSFM is the Standards of Issuance of Securities and Registration of the Issuance Prospectuses approved by the FSFM Order No. 05-4/pz-n dated March 16, 2005, which sets forth rules and procedures for the issuance of shares, bonds and issuers' options. It also regulates the registration of offering and placement documents and prospectuses.

- All new offerings of securities must be registered with the FSFM in a two-step process. First, issuers of securities file an issuance decision and other issuance documents with respect to the securities in question. On average, 30 to 60 days elapse between the submission of the issuance decision and other issuance documents and completion of the registration with the FSFM. Initial placement of securities

may take place only after registration with the FSFM. Second, the issuers must file with the FSFM a report detailing the results of the issuance of securities. Once this step is completed and the report is registered (approximately 14 days after the filing of the report), securities may begin trading, including on a stock exchange (provided that the share prospectus has been registered). This two-step process does not apply in the case of a spin-off, where both the issuance of shares by a newly spun-off company and the report on the results of the issuance are registered with the FSFM at the same time.

- The FCSM Regulation For Issue of Permits for Admission of Securities to Placement and Circulation Outside the Russian Federation No. 03-17/ps, dated April 1, 2003, requires a prior approval by the FSFM for any placement of securities by a Russian issuer outside the Russian Federation or circulation of such securities outside the Russian Federation based on an agreement with the issuer, including, for example, the issuance under an American depositary receipt program of depositary receipts or other similar instruments for which the securities of a Russian issuer are an underlying asset. The approval is granted if the issuer meets certain conditions, including that (1) the underlying securities are registered with the FSFM and are listed on a licensed stock exchange, (2) the number of shares of a certain class that are proposed to be placed or circulated abroad does not exceed 40 per cent of all the shares of such class and (3) the agreement pursuant to which foreign securities (such as depositary receipts) are placed provides that the underlying Russian shares can only be voted in accordance with the instructions of foreign security holders.

- On February 7, 2003, the FCSM adopted Regulation No. 03-6/ps, amending Regulation No. 17/ps, dated May 31, 2002, which addressed concerns about corporate governance and the protection of investor rights. This Regulation imposes procedures for conducting general shareholders' meetings that apply to both closed and open joint stock companies. In particular, Clause 2.12 of the Regulation provides for "split voting" by nominal holders, who may represent the interests of the holders of ADSs at shareholders' meetings, requiring them to vote separate portions of blocks of shares individually and specifically on the basis of instructions received from the beneficial owners.

- The general listing requirements of securities are set forth in FSFM Regulation No. 04-1245/pz-n, dated December 15, 2004, as subsequently amended by the FSFM Order No. 05-22/pz-n dated June 22, 2005, with most of the provisions becoming effective on January 1, and July 15, 2005, respectively, with the remainder due to take effect from January 1, 2006. Under this Regulation, as amended, all Russian stock exchanges are required to amend their internal rules to comply with the Regulation by July 15, 2005. The Regulation mandates that, in order to be listed, the companies must prepare their financial reports in compliance with U.S. GAAP or IFRS (in the case of application for a first or second level tier "A' listing) and, with effect from January 1, 2006, comply with the corporate governance requirements or undertake to comply with such requirements within one year following listing. Additionally, the Regulation requires that in order to be listed, a company must have been in existence for a period of at least one year; however, if a company was formed in the course of a reorganization (including through a spin-off), the period of existence of the reorganized company is taken into account. Furthermore, the spun-off company may obtain a listing at the same level as the reorganized company, provided that certain conditions are met, such as (1) the reorganized company's shares are listed on a stock exchange and (2) the spun-off company is listed within three months after its formation date. Since the Regulation and the amendments thereto has only recently become effective, details of their implementation have yet to be determined.

Violations of securities regulations may result in civil, administrative or, with regard to individuals, criminal liability. The most common sanction is an administrative fine. Violators may also be required to pay compensatory damages, including lost profits. Criminal liability for knowingly using false information in the registration documents, the offering of unregistered securities, failure to disclose required information, or securities forgery may result in criminal fines of up to RUB 1 million or up to 5 years of imprisonment.

GLOSSARY OF MINING TERMS

Alluvial	Sediment deposited by flowing water, as in a riverbed, flood plain, or delta.
Alluvial deposit	Accretion of loose or coherent fragments containing various scattered valuable minerals in the form of grains, grain fragments or aggregate.
Biooxidation	The use of bacterial activity to oxidize sulfide minerals.
Cut-off grade	The minimum mineral content in a sample for which the sample may be included for profile calculation purposes of mineral reserves.
Deposit	Aggregation of a mineral on the surface of the Earth or in the Earth's crust, suitable in terms of quantity, quality and mode of occurrence for commercial mining.
Disseminated ore	Ore that has a lower content of all metals than rich and cuprous ores.
Grade	The quality of metal per unit mass of ore expressed as grams of gold per tonne of ore.
Indicated mineral resource	According to the JORC Code, part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred mineral resource	According to the JORC Code, part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
JORC Code	The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
Measured mineral resource	According to the JORC Code, part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from

locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Tonne 1,000 kilograms (one kilogram equals 1,000 grams).

Mineable Portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization The process by which ore-forming agents deposit mineral matter, with various minerals occurring as inclusions, veins or other excretions in mineralized ore.

Mineral resource According to the JORC Code, a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Portions of a deposit that do not have reasonable prospects for eventual economic extraction must not be included in a mineral resource. A mineral resource is not an inventory of all mineralization drilled or sampled, regardless of cut-off grade, likely mining dimensions, location or continuity. It is a realistic inventory of mineralization which, under certain justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

Open pit mining Extraction of minerals from the Earth's surface by their removal from an open pit.

Ore Natural mineral matter containing metals or metal compounds in quantities and in a form suitable for commercial extraction.

Ore body A distinct naturally occurring agglomeration of ore defined structurally and geologically by a particular element or combination thereof.

Ore reserve According to the JORC Code, the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are those portions of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which can be the basis of a viable project after taking

account of all relevant metallurgical, economic, marketing, legal, environmental, social and governmental factors. The term 'economic' implies that extraction of the Ore Reserve has been established or analytically demonstrated to be viable and justifiable under reasonable investment assumptions. The term "ore reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

PGMs — Platinum group metals collectively or in any combination of platinum, palladium, rhodium, ruthenium, osmium and iridium.

Probable ore reserve — According to the JORC Code, the economically mineable part of an indicated and/or measured mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Proved ore reserve — According to the JORC Code, the economically mineable part of a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Reserves — The part of a mineral deposit, extraction of which from the Earth's crust is economically and legally feasible at the time the reserves are identified.

Troy ounce — A unit measure used in the precious metals industry. A troy ounce is equal to 31.10 grams. The amounts of palladium, platinum and gold produced and/or sold by the Company are reported in troy ounces. There are 12 troy ounces to a pound.

Underground mining — Extraction of minerals from the Earth's crust using a system of underground mine workings.

EXHIBIT I – AUDITED CONSOLIDATED FINANCIAL STATEMENTS – THE NORILSK GROUP

Below are the audited consolidated annual financial statements of the Norilsk Group for the years ended December 31, 2004, 2003 and 2002.

These financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between IFRS and U.S. GAAP as they relate to Norilsk, see "Summary of Certain Differences between U.S. GAAP and IFRS".

As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Norilsk Group including minority interest. Net profit previously presented in the income statement for 2004, 2003 and 2002 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company". In addition, certain comparative figures have been regrouped to conform with the format of presentation for the financial year 2005 and may, as a result, differ from the corresponding figures in the financial statements where such figures were originally disclosed. The discussion of comparative figures in "Operating and Financial Review and Prospects of the Norilsk Group" has been adapted to take into account the effects of such regroupings.

Mining and Metallurgical Company
Norilsk Nickel

Consolidated annual financial statements for the year ended 31 December 2004

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2004

INDEX **Page**

	2004	2003
EXCHANGE RATES – RUSSIAN ROUBLE		
Year-end rates		
1 US dollar	27.7487	29.4545
1 Euro	37.8104	36.8240
1 British pound	53.2886	52.2847
Average rates for the year		
1 US dollar	28.8150	30.6884
1 Euro	35.8185	34.6654
1 British pound	52.7686	50.1415

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the financial position of the Group at 31 December 2004, the results of its operations, cash flows and changes in shareholders' equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated annual financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2004 were approved on 31 May 2005 by:

M. D. Prokhorov
General Director

D. A. Glotov
Deputy General Director

Moscow
31 May 2005

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

REPORT OF THE INDEPENDENT AUDITORS

To the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel":

We have audited the consolidated annual financial statements for the year ended 31 December 2004 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 3-58. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements;
- assessing the accounting principles used in the preparation of the consolidated annual financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated annual financial statements; and
- evaluating the overall presentation of the consolidated annual financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2004, and the results of its operations, its cash flows and changes in shareholders' equity for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow
31 May 2005

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
US Dollars million

	Notes	2004	2003
Metal sales revenues	4	**7,033**	**5,196**
Cost of metal sales	5	3,179	2,870
Gross profit on metal sales		**3,854**	**2,326**
Selling, general and administrative expenses	11	866	750
Other net operating expenses	12	153	60
Operating profit		**2,835**	**1,516**
Impairment of goodwill on acquisition	40	115	-
Interest expense	13	72	40
Net loss/(income) from investments	14	39	(37)
Net (gains)/losses on derivative transactions	15	(6)	44
Other non-operating expenses	16	108	131
Profit before taxation		**2,507**	**1,338**
Taxation	17	696	493
Profit after taxation		**1,811**	**845**
Minority interest	29	(21)	(16)
Net profit for the year		**1,832**	**861**

RECONCILIATION OF NET PROFIT AND HEADLINE EARNINGS FOR THE YEAR

	Notes	2004	2003
Net profit for the year		**1,832**	**861**
Adjusted for:			
Change in fair value of investments and other financial assets	14	46	24
Headline earnings for the year		**1,878**	**885**
Number of ordinary shares		**210,642,516**	**210,642,516**
Basic and fully diluted earnings per share (US cents)			
- Attributable	18	**869.7**	**408.7**
- Headline	18	**891.6**	**420.1**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2004
US Dollars million

	Notes	2004	2003
ASSETS			
Non-current assets		**9,665**	**7,812**
Property, plant and equipment	20	6,644	6,068
Capital construction-in-progress	21	1,208	1,150
Investments in associates	22	162	108
Investments in securities and other financial assets	23	1,407	162
Inventories	24	75	90
Other non-current assets	26	169	234
Current assets		**3,967**	**3,441**
Inventories	24	1,442	1,492
Trade and other receivables	25	455	426
Other current assets	26	694	434
Investments in securities and other financial assets	23	30	135
Cash and cash equivalents	27	1,346	954
Total assets		**13,632**	**11,253**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves		**10,643**	**8,547**
Share capital	28	10	9
Share premium		782	737
Accumulated profits		9,485	7,457
Shareholders' equity		**10,277**	**8,203**
Minority interest	29	**366**	**344**
Non-current liabilities		**1,606**	**1,080**
Long-term borrowings	30	657	169
Deferred tax liabilities	31	740	775
Employee benefit obligations	32	50	64
Environmental obligations	33	155	60
Taxes payable	36	4	12
Current liabilities		**1,383**	**1,626**
Current portion of long-term borrowings	30	323	143
Current portion of employee benefit obligations	32	186	184
Short-term borrowings	34	208	122
Derivative financial instruments		5	27
Trade and other payables	35	373	368
Taxes payable	36	257	305
Dividends payable	37	10	304
Bank overdrafts	38	21	173
Total shareholders' equity and liabilities		**13,632**	**11,253**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
US Dollars million

	Notes	2004	2003
Operating activities			
Cash flows from operations	39	3,498	2,199
Interest paid		(58)	(38)
Taxation paid		(936)	(485)
Net cash inflow from operating activities		**2,504**	**1,676**
Investing activities			
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	40	(289)	(65)
Proceeds from disposal of subsidiaries, net of cash disposed of	41	25	5
Purchase of property, plant and equipment		(618)	(440)
Proceeds from sale of property, plant and equipment		57	21
Purchase of securities and other financial assets		(1,440)	(526)
Proceeds from sale of securities and other financial assets		237	367
Net cash outflow from investing activities		**(2,028)**	**(638)**
Financing activities			
Proceeds from short-term borrowings		1,998	531
Repayments of short-term borrowings		(2,034)	(833)
Proceeds from long-term borrowings		872	175
Repayments of long-term borrowings		(197)	(213)
Dividends paid	37	(618)	(147)
Net cash inflow/(outflow) from financing activities		**21**	**(487)**
Effect of translation to presentation currency for the year		47	25
Net increase in cash and cash equivalents		**544**	**576**
Net cash and cash equivalents at beginning of the year	27	**781**	**205**
Net cash and cash equivalents at end of the year	27	**1,325**	**781**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2004

US Dollars million

	Notes	Share capital	Share premium	Accumulated profits	Total
Balance at 31 December 2002		**9**	**683**	**6,512**	**7,204**
Net profit for the year		-	-	861	**861**
Dividends	19	-	-	(438)	**(438)**
Translation of foreign entities		-	-	(9)	**(9)**
Effect of translation to presentation currency for the year		-	54	531	**585**
Balance at 31 December 2003		**9**	**737**	**7,457**	**8,203**
Net profit for the year		-	-	1,832	**1,832**
Dividends	19	-	-	(308)	**(308)**
Translation of foreign entities		-	-	(18)	**(18)**
Effect of translation to presentation currency for the year		1	45	522	**568**
Balance at 31 December 2004		**10**	**782**	**9,485**	**10,277**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company" or "MMC Norilsk Nickel") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 48.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by the International Accounting Standards Board, including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee who replaced the Standing Interpretations Committee ("SIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in accordance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Reclassifications

Certain comparative information, presented in the consolidated annual financial statements for the year ended 31 December 2003, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's accounting policies, which are consistent in all material respects with those applied in the prior reporting period, are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate the financial statements of the holding company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the holding company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or
- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:
  - govern the financial and operating policies of the enterprise under a charter or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. Such subsidiaries are accounted for as investments (refer to 2 (i)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The financial statements of subsidiaries are prepared for the same reporting period as those of the holding company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to a nil value. Thereafter losses are only accounted for insofar as the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognised as goodwill.

Goodwill relating to subsidiaries is disclosed as an asset and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement during the period in which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in income statement immediately.

Foreign entities

Monetary and non-monetary assets and liabilities of foreign entities are translated at the closing exchange rate. Income statement items are translated at an average exchange rate for the year. Exchange differences arising on translation are included in accumulated profits in statement of changes in shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Foreign operations

Monetary assets and liabilities of foreign operations are translated at the closing exchange rate. Non-monetary items carried at historical cost are translated at the exchange rate prevailing at the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing at the date on which the most recent fair value was determined. Income statement items are translated at the average exchange rate for the year. Exchange differences arising on translation are recognised in the income statement in the period when they occur.

(b) Measurement and presentation currency

The measurement currency of the consolidated annual financial statements, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

The presentation currency of the Group is the United States of America Dollar ("USD" or "US Dollars"). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (measurement currency) into USD (presentation currency) is made in accordance with the requirements of SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency", using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis when physically mined, using the life of mine method, based on estimated proven and probable ore reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralization in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings, and the present value of future decommissioning costs.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable ore reserves, over a period of 7 to 30 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable ore reserves, varying from 5 to 30 years.

Amortisation

Amortisation of mining assets is charged from the date at which a new mine reaches commercial production quantities and is included in the cost of production.

The Group regularly assesses the remaining life of its mines for the purpose of amortisation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable ore reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of amortisation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(f) Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost to sell and value in use, unless the fair value less cost to sell is not possible to determine or if either of these amounts exceeds the assets carrying amount. The recoverable amount of mining assets whose fair value less cost to sell cannot be determined reliably is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term gold prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value. For investments carried at fair value decline in fair value is recognized in profit or loss if there is objective evidence that investments are impaired.

The recoverable amount of other assets is higher of fair value less cost to sell and value in use, i.e. the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the assets carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at cost on a trade date basis, which is the fair value of the consideration given including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments. Held-for-trading investments are included in current assets.

All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are included in current assets if management intends to realise them within twelve months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement of fair value of investments are recognised in the income statement for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Trade and other receivables

Trade and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accruals basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are stated at their nominal value.

Commodity derivatives

The Group engages in activities using derivatives related to metal prices; these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held-for-trading.

Derivatives are initially measured at cost including associated transaction costs. Subsequently, these instruments are remeasured to their fair value.

Commodity derivative contracts are marked-to-market at financial reporting intervals, and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognised and included in gains/losses on derivative financial instruments at such time as the contract expires.

Interest rate derivatives

The Group, from time to time, enters into interest rate swap agreements to hedge its cash flow activities and assesses the effectiveness of these hedging activities at reporting intervals. To the extent that the hedge is effective, the gain or loss on the interest rate swap is recognised directly in equity, in other comprehensive income. Subsequently, that amount is included in the income statement in the period during which the hedged items affects the net profit or loss for the period. Should the hedge be deemed to be ineffective, the profit or loss is recognised in the income statement.

(j) Metal leases and sale-and-repurchase agreements

The Group enters into metal lease transactions in terms of which it leases out portions of its refined metal stock to participants in the financial markets. Under these transactions, the Group leases refined metal, and the loan counterparty returns the physical refined metal back to the Group at the end of the term of the contract, plus interest.

Since the Group retains the risks and rewards of ownership associated with the refined metal on these transactions they are not reflected as stock movements in the financial statements, and there is no recognition of the loans on the balance sheet. The interest earned is included in interest received.

The Group enters into refined metal sale-and-repurchase agreements as a source of short-term funding. The substance of these transactions is similar to that of secured borrowings, and accordingly the relevant liability is recognised at inception based on the consideration received and is subsequently measured at amortised cost. Interest on these transactions is included in interest paid.

(k) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings relating directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(l) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

(m) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of unfunded defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life; or
- *Joint corporate pension plan,* whereby a retired employee receives a monthly allowance equal to 1/150th of total Starting and Counter capital for the rest of his/her life. Starting capital represents the basic amount of RUR 21,000, as adjusted by certain factors to take into account seniority, salary level, etc. The Counter capital consists of a contribution to be funded by the Group of 3% of salaries paid to an employee during the period of participation in the plan.

In addition, the Group operates the *Mother's rights program*, whereby a discharged mother with a child between the ages of three and seven receives a monthly benefit equal to her average salary, but limited to 150% of minimum basic salary.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with an actuarial valuation being carried out at each balance sheet date. Actuarial gains and losses that exceed 10 per cent of the present value of the Group's defined benefit obligation are amortised over the expected average remaining lives of the participating employees. Past service cost is recognized immediately in the income statement to the extent that the benefits are already vested, and otherwise amortised on the straight-line basis over the average period until the benefit becomes vested.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in the balance sheet and represents the present value of the defined benefit obligations as adjusted for unrecognised actuarial gains and losses and unrecognised past service costs.

The principal assumptions used in valuing these benefits relate to:

- discount rates used in determining the present value of post employment benefits;
- projected salary and pension increases;
- pre-retirement increases to capital accounts; and
- life expectancy of members (or period of the benefit as defined).

(n) Treasury shares

Treasury shares are recorded at cost and disclosed as a deduction from equity.

(o) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(p) Revenue recognition

Revenue consists of the sale of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted-off against production costs.

(q) Commodity sales contracts

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered.

(r) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(s) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(t) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals.

Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(u) Government grants

Government grants related to assets are deducted from the cost of the asset in arriving at the carrying amount of the asset. Such grants are effectively recognised as income over the life of the depreciated asset through a reduced depreciation charge.

(v) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommission cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement.

Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

(w) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

US Dollars million

3. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments are as follows:

2004	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk and Bodaybo[1]	Subtotal Russian Federation	North America	Europe	Total
Metal sales revenue	-	5,610	472	442	6,524	447	62	7,033
Third party transactions	-	1,140	116	442	**1,698**	447	4,888	**7,033**
Intra-segment transactions	-	4,470	356	-	**4,826**	-	(4,826)	-
Operating (loss)/profit	(172)	2,470	184	170	**2,652**	25	158	**2,835**
Interest income	27	4	-	2	**33**	2	2	**37**
Interest expense	31	6	1	5	**43**	18	11	**72**
Gain on financial derivatives	-	-	-	-	-	-	6	**6**
Income/(loss) from associates	33	-	(1)	-	**32**	-	-	**32**
(Loss)/profit before taxation	(400)	2,513	180	56	**2,349**	9	149	**2,507**
Significant non-cash items								
Amortisation and depreciation	7	414	65	52	**538**	16	3	**557**
Impairment of goodwill on acquisition	-	-	-	115	**115**	-	-	**115**
Other non-cash expenses	84	153	20	1	**258**	3	-	**261**
Capital expenditures	**32**	**430**	**57**	**46**	**565**	**21**	**49**	**635**
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	189	5,863	660	616	**7,328**	475	49	**7,852**
Investments in associates	130	-	23	9	**162**	-	-	**162**
Net operating assets	651	1,075	121	96	**1,943**	153	488	**2,584**
Total assets	2,919	7,626	892	782	**12,219**	775	638	**13,632**
Total liabilities	591	1,266	158	174	**2,189**	239	561	**2,989**
Average number of employees	**9,180**	**63,045**	**17,086**	**9,703**	**99,014**	**1,575**	**197**	**100,786**

[1] OJSC "Lenzoloto" and OJSC "Matrosov Mine", gold producers, were acquired with effect from 6 April 2004. CJSC "Tonoda", a gold producer, was acquired with effect from 14 December 2004. Results have been included from the dates of acquisition.

US Dollars million

2003	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk	Subtotal Russian Federation	North America[1]	Europe	Total
Metal sales revenue	-	**4,250**	**368**	**299**	**4,917**	**116**	**163**	**5,196**
Third party transactions	-	337	124	299	**760**	116	4,320	**5,196**
Intra-segment transactions	-	3,913	244	-	**4,157**	-	(4,157)	-
Operating (loss)/profit	(134)	1,414	133	144	**1,557**	7	(48)	**1,516**
Interest income	18	10	-	-	**28**	-	2	**30**
Interest expense	20	4	1	-	**25**	8	7	**40**
Loss on financial derivatives	-	-	-	-	-	-	44	**44**
Income from associates	29	-	-	-	**29**	-	-	**29**
(Loss)/profit before taxation	(239)	1,452	81	142	**1,436**	(1)	(97)	**1,338**
Significant non-cash items								
Amortisation and depreciation	5	360	59	27	**451**	6	-	**457**
Other non-cash expenses	24	85	47	-	**156**	2	25	**183**
Capital expenditures	**23**	**339**	**30**	**42**	**434**	**8**	**4**	**446**
Carrying amount of assets/ liabilities								
Property, plant and equipment including construction-in-progress	182	5,636	633	291	**6,742**	472	4	**7,218**
Investments in associates	108	-	-	-	**108**	-	-	**108**
Net operating assets	188	985	57	17	**1,247**	69	499	**1,815**
Total assets	1,161	7,420	815	339	**9,735**	745	773	**11,253**
Total liabilities	663	1,278	195	78	**2,214**	222	270	**2,706**
Average number of employees	**11,096**	**66,169**	**17,401**	**2,838**	**97,504**	**1,535**	**34**	**99,073**

[1] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Results have been included from the date of acquisition.

US Dollars million

4. METAL SALES REVENUES

2004	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	**5,610**	3,152	1,220	686	505	47
Kola Peninsula	**472**	412	45	1	10	4
Severo-Eniseysk and Bodaybo[1]	**442**	-	-	-	-	442
United States of America						
Montana	**447**	-	-	280	167	-
Europe	**62**	-	-	38	24	-
	7,033	**3,564**	**1,265**	**1,005**	**706**	**493**
By destination						
Europe	**4,100**	2,646	906	266	273	9
Russian Federation	**1,065**	215	356	1	10	483
Asia	**750**	429	-	210	110	1
North America	**1,118**	274	3	528	313	-
	7,033	**3,564**	**1,265**	**1,005**	**706**	**493**

2003	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	**4,250**	2,443	805	547	406	49
Kola Peninsula	**368**	332	23	1	4	8
Severo-Eniseysk	**299**	-	-	-	-	299
United States of America						
Montana[2]	**116**	-	-	77	39	-
Europe	**163**	49	-	15	88	11
	5,196	**2,824**	**828**	**640**	**537**	**367**
By destination						
Europe	**3,202**	1,989	631	228	343	11
Russian Federation	**664**	133	171	1	3	356
Asia	**623**	457	2	146	18	-
North America	**697**	235	24	265	173	-
Other	**10**	10	-	-	-	-
	5,196	**2,824**	**828**	**640**	**537**	**367**

[1] OJSC "Lenzoloto" and OJSC "Matrosov Mine", gold producers, were acquired with effect from 6 April 2004. CJSC "Tonoda", a gold producer, was acquired with effect from 14 December 2004. Results have been included from the dates of acquisition.
[2] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Revenues have been included from the date of acquisition.

US Dollars million

	2004	2003

5. COST OF METAL SALES

	2004	2003
Cash operating costs	2,475	2,277
On-mine and concentrating costs (refer to note 6)	1,069	913
Smelting costs (refer to note 7)	600	598
Treatment and refining costs (refer to note 8)	328	352
Other costs (refer to note 9)	478	414
Amortisation and depreciation of operating assets (refer to note 10)	466	422
Decrease in metal inventories	238	171
Total	**3,179**	**2,870**

6. ON-MINE AND CONCENTRATING COSTS

	2004	2003
Labour	487	431
Consumables and spares	326	347
Repairs and maintenance	80	47
Insurance	55	23
Utilities	44	23
Tailing pile maintenance and relocation	17	16
Sundry on-mine and concentrating costs	60	26
Total (refer to note 5)	**1,069**	**913**

7. SMELTING COSTS

	2004	2003
Labour	181	193
Consumables and spares	135	207
Non-ferrous scrap metals purchased	98	81
Platinum group scrap metals purchased	77	10
Insurance	40	44
Utilities	31	31
Repairs and maintenance	29	25
Sundry smelting costs	9	7
Total (refer to note 5)	**600**	**598**

8. TREATMENT AND REFINING COSTS

	2004	2003
Labour	122	132
Consumables and spares	96	140
Platinum group metals toll refining cost	57	45
Utilities	17	16
Insurance	15	4
Repairs and maintenance	12	9
Sundry treatment and refining costs	9	6
Total (refer to note 5)	**328**	**352**

US Dollars million

	2004	2003
9. OTHER COSTS		
Cost of refined metals purchased from third parties	211	179
Tax on mining and pollution tax	141	117
Transportation of metals	97	117
Other	29	1
Total (refer to note 5)	**478**	**414**
10. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS		
Mining and concentrating	288	242
Smelting	137	128
Treatment and refining	41	52
Total (refer to note 5)	**466**	**422**
11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Export customs duties	291	258
Salaries	201	136
Taxes other than mining, pollution and income taxes	77	95
Advertising	49	50
External research and development	40	9
Transportation expenses	35	51
Consulting services	35	45
Legal and audit services	24	20
Commission paid	14	8
Repairs and maintenance	12	10
Bank charges	12	9
Amortisation and depreciation	11	6
Insurance	9	11
Other	56	42
Total	**866**	**750**
12. OTHER NET OPERATING EXPENSES		
Loss on disposal of property, plant and equipment	140	60
Provision for other non-current assets (refer to note 26)	72	5
Provision for impairment of capital construction-in-progress (refer to note 21)	19	73
Foreign exchange loss/(gain)	12	(15)
Doubtful debts expensed/(recovered)	5	(21)
Decrease in provision for tax penalties	(56)	(29)
Net operating profit from non-mining entities	(37)	(11)
Other profits	(2)	(2)
Total	**153**	**60**

US Dollars million

	2004	2003

13. INTEREST EXPENSE

	2004	2003
Interest expense on borrowings	68	40
Unwinding of discount on decommissioning obligations (refer to note 33)	4	-
Total	**72**	**40**

14. NET LOSS/(INCOME) FROM INVESTMENTS

	2004	2003
Change in fair value of investments and other financial assets	46	24
Loss/(income) from associates (refer to note 22)	32	(29)
Loss/(profit) on disposal of investments and other financial assets	7	(1)
Dividends received	(9)	(1)
Interest income	(37)	(30)
Total	**39**	**(37)**

15. NET (GAINS)/LOSSES ON DERIVATIVE TRANSACTIONS

	2004	2003
Realised (gains)/losses	(6)	19
Unrealised losses	-	25
Total	**(6)**	**44**

16. OTHER NON-OPERATING EXPENSES

	2004	2003
Maintenance of social sphere facilities	53	75
Donations	52	47
Other	3	9
Total	**108**	**131**

17. TAXATION

	2004	2003
Current taxation	818	592
Deferred taxation (refer to note 31)	(122)	(99)
Total	**696**	**493**

US Dollars million

	2004	2003
The corporate income tax rates in countries where the Group has a taxable presence are as follows:		
Russian Federation	24%	24%
Belgium	34%	40%
Switzerland	12%	12%
United Kingdom	30%	30%
United States of America	39%	39%
China	17.5%	17.5%

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2004	2003
Profit before taxation	**2,507**	**1,338**
Theoretical income tax at 24%	602	321
Impact of specific tax rates	(15)	7
Tax effect of goodwill impairment	27	-
Tax effect of permanent differences	127	125
Change in valuation allowance	(45)	40
Total income tax expense	**696**	**493**

18. BASIC AND FULLY DILUTED EARNINGS PER SHARE

The calculation of basic and fully diluted earnings per share is based on:

	2004	2003
Net profit for the year of	1,832	861
Headline earnings for the year of	1,878	885
Number of ordinary shares in issue for the year of	210,642,516	210,642,516
Basic and fully diluted earnings per share (US cents)		
- Attributable	869.7	408.7
- Headline	891.6	420.1

US Dollars million

19. DIVIDENDS

	2004	2003
On 26 November 2004 the Company declared an interim dividend of RUR 41.4 (USD 1.46) per share in respect of the year ended 31 December 2004. The dividend was paid to shareholders on 30 December 2004. This amount is net of USD 5 million paid to Group companies.	308	-
On 13 November 2003 the Company declared an interim dividend of RUR 42.1 (USD 1.37) per share in respect of the year ended 31 December 2003. The dividend was paid to shareholders on 28 February 2004. This amount is net of USD 4 million paid to Group companies.	-	289
On 30 June 2003 the Company declared a dividend of RUR 21.7 (USD 0.71) per share in respect of the year ended 31 December 2002. The dividend was paid to shareholders during 2003. This amount is net of USD 2 million paid to Group companies.	-	149
Total	**308**	**438**

Dividend per share

	2004	2003
The calculation of dividend per share is based on dividends declared and ordinary shares in issue at end of the year of	210,642,516	210,642,516
Dividend per share (US cents)	146.0	207.9

Dividend cover

The calculation of dividend cover is based on:

	2004	2003
Attributable earnings for the year of	1,832	861
Headline earnings for the year of	1,878	885
Dividends declared of	308	438
Giving a dividend cover of	6.1	2.0

US Dollars million

20. PROPERTY, PLANT AND EQUIPMENT

	Buildings, *structures* and utilities	Machinery, *equipment* and transport	Other	Total
Cost				
Balance at 31 December 2002	**3,749**	**1,858**	**76**	**5,683**
Acquired on acquisition of subsidiaries (refer to note 40)	360	103	17	**480**
Disposed on disposal of subsidiaries (refer to note 41)	-	-	(2)	**(2)**
Transfers from capital construction-in-progress (refer to note 21)	132	265	2	**399**
Decommissioning asset raised (refer to note 33)	41	-	-	**41**
Disposals	(16)	(60)	(6)	**(82)**
Effect of translation to presentation currency for the year	306	148	8	**462**
Balance at 31 December 2003	**4,572**	**2,314**	**95**	**6,981**
Acquired on acquisition of subsidiaries (refer to note 40)	181	79	1	**261**
Disposed on disposal of subsidiaries (refer to note 41)	(21)	(1)	(8)	**(30)**
Transfers from capital construction-in-progress (refer to note 21)	243	279	58	**580**
Decommissioning asset raised (refer to note 33)	82	-	-	**82**
Disposals	(61)	(182)	(4)	**(247)**
Effect of translation to presentation currency for the year	262	169	10	**441**
Balance at 31 December 2004	**5,258**	**2,658**	**152**	**8,068**

US Dollars million

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Accumulated amortisation and depreciation				
Balance at 31 December 2002	**(214)**	**(198)**	**(5)**	**(417)**
Amortisation and depreciation charge for the year	(224)	(227)	(6)	**(457)**
Eliminated on disposals	1	10	2	**13**
Effect of translation to presentation currency for the year	(26)	(26)	-	**(52)**
Balance at 31 December 2003	**(463)**	**(441)**	**(9)**	**(913)**
Amortisation and depreciation charge for the year	(295)	(252)	(10)	**(557)**
Disposed on disposal of subsidiaries (refer to note 41)	2	-	-	**2**
Eliminated on disposals	8	105	2	**115**
Effect of translation to presentation currency for the year	(38)	(32)	(1)	**(71)**
Balance at 31 December 2004	**(786)**	**(620)**	**(18)**	**(1,424)**
Net book value				
31 December 2003	**4,109**	**1,873**	**86**	**6,068**
31 December 2004	**4,472**	**2,038**	**134**	**6,644**

Included in property, plant and equipment at 31 December 2004 are non-mining assets with a carrying value of USD 318 million (2003: USD 269 million).

21. CAPITAL CONSTRUCTION-IN-PROGRESS

	2004	2003
Balance at beginning of the year	**1,150**	**1,084**
Additions	635	446
Acquired on acquisition of subsidiaries (refer to note 40)	19	-
Transfers to property, plant and equipment (refer to note 20)	(580)	(399)
Disposals	(65)	(12)
Provision for impairment (refer to note 12)	(19)	(73)
Effect of translation to presentation currency for the year	68	104
Balance at end of the year	**1,208**	**1,150**

Assets under construction in the amount of USD 8 million (2003: USD 5 million) were financed through a grant from the Government of Norway (refer to note 43). Carrying value of these assets is zero.

Included in capital construction-in-progress at 31 December 2004 are non-mining assets under construction with a carrying value of USD 252 million (2003: USD 73 million).

US Dollars million

22. INVESTMENTS IN ASSOCIATES

	2004	2003
Balance at beginning of the year	**108**	**76**
Acquired during the year	56	-
Change in classification due to increase in shareholding	22	(4)
Share of post acquisition profits (refer to note 14)	4	29
Dividends received	(1)	-
Impairment (refer to note 14)	(36)	-
Effect of translation to presentation currency for the year	9	7
Balance at end of the year	**162**	**108**

Details of the Group's associates at 31 December 2004 are as follows:

Name of associate	Principal activity	Share-holding	2004	2003
OJSC "Krasnoyarskenergo"[1]	Electricity utilities	25.5%	72	58
OJSC "Kolenergo"[1]	Electricity utilities	24.8%	59	-
OJSC "Norilskgazprom"[1]	Gas extraction	29.4%	22	50
OJSC "Pervenets"[1]	Gold mining	26.0%	9	-
LLC "Kvartsevye tekhnologii"[1]	Quartz mining	38.3%	-	-
CJSC "Metallurgtrans"[1]	Consulting	21.9%	-	-
			162	**108**

[1]Incorporated in the Russian Federation.

During 2004 the Group increased its shareholding in OJSC "Kolenergo" from 10.0% to 24.8%. This increase resulted in the company being classified as an associate.

During 2003 the Group increased its shareholding in OJSC "Arkhangelsk Sea Port" from 35.1% to 53.1%. This increase resulted in that company starting from the end of 2003 being classified as a subsidiary and thus the investment was eliminated from investments in associates.

US Dollars million

23. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2004	2003
Non-current		
Equity securities available-for-sale	1,345	122
Promissory notes receivable	40	4
Long-term accounts receivable	5	11
Equity investments in related parties	-	11
Other	17	14
Total non-current	**1,407**	**162**
Current		
Promissory notes receivable	14	52
Auction rate securities	13	-
Bank deposits	-	80
Other	3	3
Total current	**30**	**135**

Bank deposits in 2003 were held by a related party commercial bank and bore interest of 5-7% per annum.

24. INVENTORIES

	2004	2003
Non-current		
Refined metals		
Joint products at net production cost	75	90
Total non-current metal inventories	**75**	**90**

Refined metal inventory includes approximately 500,000 (2003: 877,000) ounces of palladium subject to a sales contract concluded by Stillwater Mining Company in August 2004. This contract requires approximately 83,500 ounces of palladium to be delivered on an annual basis until January 2010. Non-current refined metal inventory represents the carrying cost of those palladium ounces to be delivered after 31 December 2005 (refer to note 30).

	2004	2003
Current		
Refined metals		
Joint products at net production cost	430	587
By-products at net realisable value	65	51
Work-in-process, at net production cost	285	319
Total current metal inventories	**780**	**957**
Stores and materials at cost	709	648
Less: Provision for obsolescence	(47)	(113)
Net stores and materials	**662**	**535**
Total current inventories	**1,442**	**1,492**

US Dollars million

	2004	2003
Certain refined metals are pledged as security:		
Joint products		
Long-term borrowings (refer to note 30)	22	157
Bank overdraft facilities (refer to note 38)	25	124
By-products		
Bank overdraft facilities (refer to note 38)	13	19
Total	**60**	**300**

25. TRADE AND OTHER RECEIVABLES

	2004	2003
Trade accounts receivable	403	358
Advances to suppliers	59	60
Promissory notes receivable	2	25
Other receivables	104	97
	568	540
Less: Provision for doubtful debts	(113)	(114)
Total	**455**	**426**

26. OTHER NON-CURRENT AND CURRENT ASSETS

	2004	2003
Non-current		
Value added tax recoverable	202	231
Other	24	8
	226	239
Less: Provision	(57)	(5)
Total non-current	**169**	**234**
Current		
Value added tax recoverable	459	348
Prepaid insurance	81	59
Prepaid income tax	92	2
Prepaid other taxes	19	10
Other	43	15
Total current	**694**	**434**

US Dollars million

		2004	2003

27. CASH AND CASH EQUIVALENTS

		2004	2003
Current accounts	- RUR	116	119
	- foreign currency	528	317
Bank deposits	- RUR	3	250
	- foreign currency	591	89
Cash on broker current account		4	125
Cash in hand		8	15
Other cash and cash equivalents		96	39
Total cash and cash equivalents		**1,346**	**954**
Less: Bank overdrafts (refer to note 38)		(21)	(173)
Net cash and cash equivalents		**1,325**	**781**

Other cash equivalents are mainly represented by highly liquid investments purchased with an original maturity date of three months or less.

28. SHARE CAPITAL

	2004	2003
Authorised		
260,171,000 ordinary shares at par value of RUR 1 each	12	10
Issued and fully paid		
213,905,884 ordinary shares at par value of RUR 1 each	10	9
Treasury shares		
3,263,368 ordinary shares (refer to note 29)	-	-
Treasure shares are recorded as a deduction from issued and fully paid share capital.		
Total	**10**	**9**

US Dollars million

	2004	2003
29. MINORITY INTEREST		
Balance at beginning of the year	**344**	**101**
Minority interest in net loss of subsidiaries for the year	(21)	(16)
Minority interest in subsidiaries acquired during the year (refer to note 40)	48	236
Minority interest in subsidiaries disposed of during the year (refer to note 41)	-	(3)
Decrease in minority due to increase of investment in subsidiaries by the Group (refer to note 40)	(18)	-
Increase in minority interest due to decrease of Group's share in subsidiaries	2	11
Effect of translation to presentation currency for the year	11	15
Balance at end of the year	**366**	**344**

Included in minority interest is the interest of the shareholders of OJSC "RAO Norilsk Nickel", who elected not to participate in reorganisation of the Group, which occurred over the period 2000-2002.

The interest of these shareholders represents 1.73% or 3,263,368 ordinary shares in OJSC "RAO Norilsk Nickel" that had not been swapped for the Company's shares. Accordingly, 3,263,368 ordinary shares of the Company are recorded as treasury shares (refer to note 28).

The minority interest of the shareholders of OJSC "RAO "Norilsk Nickel" in the Group's total minority interests as at 31 December 2004 is USD 29 million (2003: USD 30 million), and their share of the loss for the year is USD 1 million (2003: a minority profit of USD 4 million).

30. LONG-TERM BORROWINGS

	2004	2003
7.125% Guaranteed notes due 2009, net of direct expenses on issuance	498	-

On 30 September 2004 Norilsk Nickel Luxemburg S.A., a wholly owned special purpose subsidiary of the Group, issued USD 500 million 7.125% notes. The notes were issued at par value with interest payable semi-annually in arrears on 30 March and 30 September, and mature on 30 September 2009. The notes are unconditionally and irrevocably guaranteed by OJSC "Mining and Metallurgical Company Norilsk Nickel".

	2004	2003
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale	299	-

A USD-denominated loan at LIBOR plus 1.85% per annum for the period from the date of receipt, 3 August 2004, until 14 September 2004 and at LIBOR plus 1.4% for the period from 15 September 2004 until date of repayment. The date of repayment is 28 December 2005. The loan is secured by export sales proceeds of the Group.

US Dollars million

	2004	2003
Syndicated loan arranged by Toronto Dominion	132	129
At 31 December 2004 Stillwater Mining Company, a subsidiary of the Group had USD 132 million outstanding at LIBOR + 3.25% per annum (2003: USD 129 million at 7.5% per annum) under a USD 250 million credit facility. Repayment commences in 2004, with the final instalment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining Company are pledged as security for the credit facility. The loan agreement requires that 50% of the company's annual excess cash flow, any proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions, be offered to repay this loan. Also the loan agreement requires that 25% of the net proceeds on disposal of 500,000 (2003: 877,000) ounces of palladium, received by Stillwater Mining Company as part settlement of the acquisition of Stillwater Mining Company by the Group be offered to repay this loan. Effectively the loan is secured by 125,000 ounces of palladium with a carrying value of USD 22 million (refer to note 24).		
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	29
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2002 and maturing on 1 July 2020.		
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale	-	150
A USD-denominated loan at LIBOR plus 3.25% per annum with the original maturity date on 28 February 2006. The loan was fully repaid on 10 March 2004.		
Other long-term borrowings	22	4
Total	**980**	**312**
Less: Current portion repayable within one year and shown under current liabilities	(323)	(143)
Net long-term borrowings	**657**	**169**

The long-term borrowings are repayable as follows:

	2004	2003
Due in one year	323	143
Due in the second year	5	85
Due thereafter	652	84
	980	**312**

US Dollars million

31. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the year was as follows:

	2004	2003
Net liability at beginning of the year	775	**800**
Recognised in income statement for the year (refer note 17)	(122)	(99)
Change in deferred tax liability due to acquisition of subsidiaries (refer note 40)	44	14
Effect of translation to presentation currency for the year	43	60
Net liability at end of the year	**740**	**775**

Deferred taxation is attributable to temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2004	2003
Property, plant and equipment	785	762
Accrued operating expenses	(49)	(48)
Provision for doubtful debts	(19)	(27)
Unrealised profit on intragroup transactions	(42)	(65)
Inventory valuation	72	45
Accrued revenue	1	27
Valuation of investments	(42)	(17)
Other	(15)	8
Provision for deferred tax assets	49	90
Total	**740**	**775**

The unutilised tax losses of the North American operations as at 31 December 2004, which are available for offset against future taxable income earned in the United States of America, amounted to USD 221 million, have not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for the taxable temporary difference associated with investments in subsidiaries of USD 1,406 million (2003: USD 878 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

US Dollars million

32. EMPLOYEE BENEFIT OBLIGATIONS

	2004	2003
Non-current		
Lifelong professional pension plan	35	31
Joint corporate pension plan	19	29
Mothers' rights plan	4	9
Six pensions plan	3	4
	61	73
Less: Current portion of non-current employee benefit obligations	(11)	(9)
Total non-current	**50**	**64**
Current		
Accrual for annual leave	165	171
Current portion of non-current employee benefits	11	9
Other	10	4
Total current	**186**	**184**

Defined benefit plans

Number of members	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
At 31 December 2002	**1,047**	**23**	**-**	**934**
Additions	249	1,329	1,936	208
Retirements	(44)	-	(824)	(424)
At 31 December 2003	**1,252**	**1,352**	**1,112**	**718**
Additions	88	978	12	146
Retirements	(14)	(5)	(387)	(442)
At 31 December 2004	**1,326**	**2,325**	**737**	**422**
Movements in the liabilities				
Balance at 31 December 2002	**12**	**-**	**-**	**3**
Cash payments	(2)	-	(9)	(4)
Annual charge	2	-	1	-
Additional cost arising from new plan members	18	28	16	5
Effect of translation to presentation currency for the year	1	1	1	-
Balance at 31 December 2003	**31**	**29**	**9**	**4**
Cash payments	(4)	-	(6)	(4)
Annual charge	2	1	1	1
Additional cost arising from new plan members	3	6	-	2
Change in estimate	-	(19)	-	-
Effect of translation to presentation currency for the year	3	2	-	-
Balance at 31 December 2004	**35**	**19**	**4**	**3**

US Dollars million

Amounts in respect of defined benefit plans recognised in the income statement for the year:

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
2003				
Annual charge	2	-	1	-
Additional cost arising from new plan members	18	28	16	5
Total	**20**	**28**	**17**	**5**
2004				
Annual charge	2	1	1	1
Additional cost arising from new plan members	3	6	-	2
Change in estimate	-	(19)	-	-
Total	**5**	**(12)**	**1**	**3**

The Joint corporate pension plan was classified as a defined contribution plan in 2003. As a result of an independent actuarial valuation during 2004, the accounting classification was changed to defined benefit plan and accrued liabilities were revised mainly due to the effect of discounting. The reversal is presented as a change in estimate.

Key assumptions used:

	2004	2003
Discount rate	13.0%	7.3%
Pre-retirement increases to capital accounts	7.5%	0.0%
Future salary increases	6.2%	0.0%
Future pension increases	7.5%	0.0%
Average life expectancy of members from date of retirement	17 years	19 years

Defined contribution plans

Amounts recognised in the income statement in respect of defined contribution plans for the year:

Pension fund of the Russian Federation	177	150
Stillwater Mining Company savings plan	4	2
Total	**181**	**152**

Contributions to the Stillwater Mining Company savings plan are non-cash. The cash equivalent of the contribution is matched by issuing Stillwater Mining Company shares at the ruling market price on the day the contribution becomes payable.

33. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

	2004	2003
Balance at beginning of the year	60	-
Obligations raised during the year (refer to note 20)	-	41
Change in estimate (refer to note 20)	82	-
Unwinding of discount on decommissioning obligations (refer to note 13)	4	-
Acquired on acquisition of subsidiary (refer to note 40)	-	19
Effect of translation to presentation currency for the year	3	-
Balance at end of the year	**149**	**60**

During 2004 the Group reassessed the estimate of decommissioning obligations for its operations in the Russian Federation due to changes in inflation rate, discount rates and the use of the results of an independent audit of ore reserves to determine the closure dates of mines. As a result, additional decommissioning obligations were accrued. The additional accrual was presented as change in estimate.

The Group's subsidiary, Stillwater Mining Company, is required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee performance of reclamation activities at Stillwater and East Boulder Mines. The surety amount at the East Boulder Mine was USD 11.5 million during 2004, comprised of USD 4 million of surety bonds and USD 7.5 million letter of credit. At 31 December 2004, the Stillwater Mine carried reclamation bonds totalling USD 8.9 million. The company expects that the Stillwater Mine bonding status will be reviewed by certain government agencies during 2005, and it is likely that the required bond amount will be increased.

Provision for land rehabilitation

	2004	2003
Balance at beginning of the year	-	-
Charge to income statement	6	-
Balance at end of the year	**6**	**-**

During 2004 the Group performed an estimate of land rehabilitation costs for its operations in the Russian Federation. The provision, discounted to net present value, relates exclusively to mining operations.

	2004	2003
Total environmental obligations	**155**	**60**

US Dollars million

	2004	2003

34. SHORT-TERM BORROWINGS

	2004	2003
USD-denominated short-term borrowings at floating rates	150	108
USD-denominated short-term borrowings at fixed rates	42	-
RUR-denominated short-term borrowings	16	14
Total	**208**	**122**

The interest rates on these borrowings vary as follows:

	2004	2003
USD-denominated short-term borrowings at floating rates	LIBOR+ 1.5%	LIBOR + 1.85% to 9.5%
USD-denominated short-term borrowings at fixed rates	4% to 10%	-
RUR-denominated short-term borrowings	10% to 20%	12% to 18%

35. TRADE AND OTHER PAYABLES

	2004	2003
Trade accounts payable	151	155
Wages and salaries	79	67
Advances from customers	57	15
Promissory notes payable	13	65
Interest payable	12	3
Other creditors	61	63
Total	**373**	**368**

36. TAXES PAYABLE

	2004	2003
Value added tax payable	82	92
Provision for fines and penalties	44	74
Income tax	31	58
Property tax	21	23
Unified social tax	13	10
Pollution tax	11	5
Tax on mining	10	4
Personal income tax	8	5
Other	41	46
Total taxes payable	**261**	**317**
Less: Current taxes payable within one year and shown under current liabilities	(257)	(305)
Total non-current taxes payable	**4**	**12**

US Dollars million

	2004	2003

37. DIVIDENDS PAYABLE

	2004	2003
Balance at beginning of the year	**304**	**2**
Dividends declared (refer to note 19)	308	438
Dividends paid during the year	(618)	(147)
Effect of translation to presentation currency for the year	16	11
Balance at end of the year	**10**	**304**

38. BANK OVERDRAFTS

	2004	2003
Bank overdrafts (refer to note 27)	**21**	**173**

Bank overdraft facilities are as follows:

	2004	2003
ING (Switzerland)	100	100
Credit Suisse (Switzerland)	75	50
BNP Paribas Suisse (Switzerland)	75	-
Banque Cantonale Vaudoise (Switzerland)	50	50
Rosbank (Russia)	36	-
Natexis (France)	10	-
West LB AG (United Kingdom)	-	90
Fortis Bank (United Kingdom)	-	50
Other	-	25
Total bank overdraft facilities	**346**	**365**

Bank overdrafts are secured by (refer to note 24):

	2004	2003
Joint products	25	124
By-products	13	19
Total	**38**	**143**

	2004	2003
Weighted average interest rate for bank overdrafts nominated in foreign currencies	LIBOR+ 1.10%	LIBOR + 1.25%
Weighted average interest rate for bank overdrafts nominated in RUR	8%	-
Under a revolving credit facility, the Group's subsidiary, Stillwater Mining Company, has outstanding letters of credit of USD 3 million bearing interest at	4%	4%

US Dollars million

39. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

	2004	2003
Profit before taxation	**2,507**	**1,338**
Adjustments for:		
Amortisation and depreciation	540	451
Interest expense	72	40
Impairment of goodwill on acquisition	115	-
Change in provision for impairment of capital construction-in-progress	19	73
Change in provision for doubtful debt	5	(21)
Change in provision for obsolete inventory	(71)	109
Change in provision for other non-current assets	72	5
Change in provision for tax penalties	(56)	(29)
Loss on disposal of property, plant and equipment	140	60
Change in fair value of investments and other financial assets	46	24
Loss/(income) from associates	32	(29)
Foreign exchange loss/(gain)	12	(15)
Unrealised loss on financial derivatives	-	25
Other	11	-
Operating profit before working capital changes	**3,444**	**2,031**
Decrease in inventories	208	306
Decrease/(increase) in trade and other receivables	9	(174)
(Decrease)/increase in trade and other payables	(54)	8
(Increase) in other non-current and current assets	(120)	(21)
(Decrease)/increase in employee benefit obligations	(27)	73
Increase/(decrease) in taxes payable	38	(24)
Cash flows from operations	**3,498**	**2,199**

40. ACQUISITION OF SUBSIDIARIES

	2004	2003
Net assets acquired		
Property, plant and equipment	280	480
Inventories – refined metals	4	180
Inventories – other	24	12
Trade and other receivables	12	9
Cash and cash equivalents	2	69
Other assets	50	27
Loans and borrowings	(68)	(163)
Environmental obligations (refer to note 33)	-	(19)
Trade and other payables	(54)	(50)
Deferred taxation (refer to note 31)	(44)	(14)
Net assets at date of acquisition	**206**	**531**
Decrease in minority interest due to increase of investments in subsidiaries by the Group (refer to note 29)	18	-
Less: Minority interest (refer to note 29)	(48)	(236)
Groups' share of net assets acquired	**176**	**295**
Add: Goodwill on acquisition that was fully impaired (refer to comment below)	115	-
Less: Pre-acquisition amount invested in subsidiary	-	(4)
Total consideration	**291**	**291**
Satisfied by transfer of refined metal	-	(157)
Satisfied by cash	(291)	(134)
Net cash outflow arising on acquisition:		
Cash consideration	(291)	(134)
Cash and cash equivalents acquired	2	69
Net cash outflow on acquisition of subsidiaries	**(289)**	**(65)**

Impairment of goodwill on acquisition

The Group reviewed the carrying value of goodwill arising on the acquisition of OJSC "Lenzoloto" and determined that it should be written-off in the current financial year.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179 million. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 56.96% for a cash consideration of USD 12 million, bringing the Group's total investment in OJSC "Lenzoloto" to USD 191 million.

OJSC "Lenzoloto" contributed USD 104 million of revenue and USD 3.5 million loss before taxation from the date of acquisition to 31 December 2004.

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov mine" for a cash consideration of USD 35.6 million. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18.1 million, bringing the Group's total investment in OJSC "Matrosov Mine" to USD 53.7 million.

OJSC "Matrosov Mine" contributed USD 4 million of revenue and USD 14.7 million loss before taxation from the date of acquisition to 31 December 2004.

CJSC "Tonoda"

On 14 December 2004, LLC "Lenskaya Zolotorudnaya Company", a subsidiary of the Group acquired 100% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28.4 million. CJSC "Tonoda" holds a licence to mine the Chertovo Koryto deposit located in the Irkutsk Region of the Russian Federation.

CJSC "Tonoda" contributed USD nil million of revenue and USD nil million loss before taxation from the date of acquisition to 31 December 2004.

Stillwater Mining Company

On 23 June 2003, the Group acquired 50.5% of the issued share capital of Stillwater Mining Company for a consideration of USD 257 million. The consideration consisted of USD 100 million in cash and 877,169 ounces of palladium at the ruling market price of USD 179 per ounce (USD 157 million). During September 2003 the Group increased its investment in Stillwater Mining Company to 55.5% for a cash consideration of USD 32 million, bringing the Group's total investment in Stillwater Mining Company to USD 289 million.

Stillwater Mining Company contributed USD 116 million of revenue and USD 0.5 million loss before taxation during the period from the date of acquisition to 31 December 2003.

	2004	2003
Other acquisitions		
During 2004 the following entities were acquired or the Group's holding increased for a total consideration of USD 18 million (2003: USD 2 million):		
CJSC "Kraus-M"	40.0%	-
LLC "Hockey Club CSKA"	-	51.0%
CJSC "PBK CSKA"	-	100.0%
LLC "Kolabyt"	-	96.7%
OJSC "Arkhangelsk Sea Commercial Port"	-	18.0%
These entities contributed profit before taxation from their dates of acquisition to 31 December of	-	0.3

US Dollars million

41. DISPOSAL OF SUBSIDIARIES

	2004	2003
Net assets disposed of		
Property, plant and equipment	28	2
Trade and other receivables	6	43
Cash and cash equivalents	2	2
Inventory	14	-
Other assets	6	3
Trade and other payables	(28)	(38)
Net assets at date of disposal	**28**	**12**
Less: Minority interest (refer to note 29)	-	(3)
Group's share of assets disposed of	**28**	**9**
Less: Loss on disposal	(1)	(2)
Proceeds from disposal of subsidiaries	**27**	**7**
Less: Cash and cash equivalents disposed of	(2)	(2)
Net cash inflow from disposal of subsidiaries	**25**	**5**

During 2004 the following entities were disposed of or the Group's holding decreased for total proceeds of USD 27 million (2003: USD 7 million):

	2004	2003
OJSC "Monchebank"	15.4%	47.2%
OJSC "Olenegorsky Mekhanichesky Zavod"	100.0%	-
OJSC "Tuimsky zavod Tsvetnykh Metallov"	99.9%	-
OJSC "PromEstate"	99.1%	-
These entities contributed (loss)/profit before taxation from 1 January to the date of disposal of	(1)	3

US Dollars million

42. RELATED PARTIES

Related parties are considered to include shareholders, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

	Sale of goods	Purchase of goods	Purchase of services	Sale of investments	Loans and borrowings	Investments and cash	Trade receivables	Trade payables
2004								
By the Company	19	65	26	-	-	740	6	15
By subsidiaries of the Group	397	72	7	10	9	114	4	3
Total	**416**	**137**	**33**	**10**	**9**	**854**	**10**	**18**
2003								
By the Company	5	63	61	-	1	616	39	14
By subsidiaries of the Group	299	-	14	-	-	191	7	2
Total	**304**	**63**	**75**	**-**	**1**	**807**	**46**	**16**

US Dollars million

43. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2005:

Maintenance of property, plant and equipment	361
Expansion of property, plant and equipment	366
Total budgeted capital expenditure for 2005	**727**

2005 budgeted capital expenditure allocated between:

Contracted	379
Not contracted	348
Total budgeted capital expenditure for 2005	**727**

Contracted obligations in respect of capital commitments for the period after 2005 amount to approximately USD 26 million.

Operating leases

The land in the Russian Federation on which the Group's production facilities are located is owned by the State. The Group pays land tax based on the total area and the location of the land occupied. The amount of land tax for the year ended 31 December 2004 was approximately USD 22 million (31 December 2003: USD 23 million).

The Group leases land through operating lease contracts, which expire in various years through 2051. Future minimum lease payments due under non-cancellable operating lease contracts at 31 December 2004 are as follows:

Due in one year	20
Due in the second year	19
Due thereafter	75
Total	**114**

Intergovernmental agreement with the Government of Norway

In 2001 an intergovernmental agreement between the Governments of the Russian Federation and Norway was signed with regard to the provision of technical assistance for the reconstruction of the metallurgical production facilities of Pechenganickel Combine, a branch of OJSC "Kolskaya Mining and Metallurgical Company".

US Dollars million

Total investment in reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the Government of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

During 2004 and 2003 the Group received USD 3 and 5 million in grants from the Government of Norway (refer to note 21), respectively, and a loan from Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the equipment in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the year in which they are incurred.

The Group's commitments will be funded from its own cash resources and borrowings.

44. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Presently the Group has developed a comprehensive property risk insurance program which will commence in the second half of 2004 that provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. This comprehensive property insurance program, will reduce the risk of adverse effect of damage or loss of certain assets upon the Group's activities and its financial position.

Litigation and taxation risks

Unresolved tax litigation and possible taxation risks at 31 December 2004 amount to approximately USD 178 million. Management believes that the probability of unfavourable outcome of litigation and taxation risks is moderate.

In addition the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land that could, potential impact on flora and fauna, and other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2004 the Group performed reassessment of environmental obligations for its operations in the Russian Federation. Estimation was based on the management's understanding of the current legal requirements in the Russian Federation and the term of the license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- rehabilitation of land and other types of ongoing rehabilitation; and
- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities.

The extent and future expected costs related to environmental obligations are inherently difficult to estimate. They depend on the scale of operations, timing and further development of Russian legislation. The Group estimates its environmental obligations using the current level of mines' expansion, existing technology, current prices and projected inflation levels.

Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of the Russian economy depends on the efficacy of the Government economic policies and the continued development of legal and political systems.

45. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the Sales Block of the Group. An independent risk management unit exists within that function to control exposures and ensure they are in line with policies set by management of the Sales Block and senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a remaining portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into:

- derivative contracts;
- fixed price sales contracts; and
- cap and floor arrangements for the sale of refined metal to physical off-takers.

Derivative contracts

The Group enters into certain commodity derivative contracts, namely sales call options and purchase put options for the purpose of fixing prices and price ranges for its products. These instruments are classified as instruments entered into with a trading intent.

Fixed price sale contracts and cap/floor arrangements with physical off-takers

	2005	2006	2007	2008	2009	2010
Platinum						
Volume subject to floor price ('000 oz)	127	129	115	117	116	114
Average floor price (USD/oz)	428	425	425	425	425	425
Volume subject to ceiling price ('000 oz)	28	26	23	23	23	23
Average ceiling price (USD/oz)	860	856	850	850	850	850
Palladium						
Volume subject to floor price ('000 oz)	531	542	550	476	444	437
Average floor price (USD/oz)	351	339	339	376	380	375
Volume subject to ceiling price ('000 oz)	171	168	88	112	111	109
Average ceiling price (USD/oz)	675	703	975	975	975	975

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due.
The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to help ensure that it has adequate cash available to meet its payment obligations.

US Dollars million

At 31 December 2004 and 2003 the Group had facilities for the management of its day to day liquidity requirements available with the following banks:

	2004	2003
Short-term borrowing facilities:		
Barclays Capital, BNP Paribas (Suisse) S.A.	400	-
Citibank N.A., ING Bank N.V. and Societe Generale	300	200
CJSC "ING Bank Eurasia"	100	50
OJSC "Vneshtorgbank"	100	-
CJSC "Commerzbank"	60	15
CJSC "KB Citibank"	50	30
CJSC "Moscow International Bank"	40	-
OJSC "Promstroybank"	36	-
OJCS "Eurofinance Mosnarbank"	36	-
CJSC "Gazprombank"	35	-
LLC "HSBC Bank (RR)"	30	15
CJSC "West LB Vostok"	30	-
IBG Nikoil	30	-
CJSC "Raiffeisenbank Austria"	30	-
OJSC "MBRD"	20	-
CJSC "BNP Pariba"	20	-
CJSC "Societe Generale Vostok"	20	-
CJSC "Natexis Bank"	15	-
LLC "Deutsche Bank"	14	-
Bank overdraft facilities:		
Total bank overdraft facilities (refer to note 38)	346	365
Total facilities	**1,712**	**675**
Less: Short-term borrowings received related to the above facilities	(480)	(100)
Bank overdrafts received (refer to note 38)	(21)	(173)
Outstanding letters of credit	(111)	(24)
Net facilities available	**1,100**	**378**

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

From time to time the Group enters into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of counterparties.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's top 20 customers are presented below:

	2004				2003			
	Number of customers	%	Turnover USD million	%	Number of customers	%	Turnover USD million	%
Largest customer	1	1	543	8	1	1	574	11
Next 9 largest customers	9	3	2,368	34	9	6	1,201	23
Total	**10**	**4**	**2,911**	**42**	**10**	**7**	**1,775**	**34**
Next 10 largest customers	10	4	914	13	10	6	454	9
Total	**20**	**8**	**3,825**	**55**	**20**	**13**	**2,229**	**43**
Remaining customers	243	92	3,208	45	133	87	2,967	57
Total	**263**	**100**	**7,033**	**100**	**153**	**100**	**5,196**	**100**

Trade receivables comprise international companies, and credit is only extended to such customers after rigid credit approval procedures.

The Group has a concentration of cash and bank deposits with a related party commercial bank that represents 58% of such cash and bank deposits (refer to note 42).

The Group believes that there is no other significant concentration of credit risk.

46. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
Investments in securities and other financial assets (refer to note 23)	1,437	1,437	297	297
Trade and other receivables (refer to note 25)	455	455	426	426
Other current assets (refer to note 26)	694	694	434	434
Cash and cash equivalents (refer to note 27)	1,346	1,346	954	954
Long-term borrowings (refer to note 30)	(980)	(971)	(312)	(312)
Short-term borrowings (refer to note 34)	(208)	(208)	(122)	(122)
Derivative financial instruments	(5)	(5)	(27)	(27)
Trade and other payables (refer to note 35)	(373)	(373)	(368)	(368)
Bank overdrafts (refer to note 38)	(21)	(21)	(173)	(173)

US Dollars million

The following methods and assumptions were used to estimate the fair value for each class of financial instruments:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade accounts and other receivables, other current assets, cash and cash equivalents, bank overdrafts and trade accounts and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long and short-term borrowings and capitalised finance leases are market related. Consequently the carrying values of these financial instruments approximate their fair values.

Derivative financial instruments are recorded at fair values estimated using ruling market prices as at the balance sheet date.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

47. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Additional swap of OJSC "RAO "Norilsk Nickel" shares for OJSC "MMC "Norilsk Nickel" shares

In October 2004, the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a third stage of swapping shares of OJSC "RAO "Norilsk Nickel" for shares in OJSC "MMC "Norilsk Nickel" for those shareholders who had not participated in the share swaps which took place during 2001 and 2002. This share swap commenced 1 December 2004 and expired on 31 May 2005.

As of 31 May 2005, 1,213,559 shares had been swapped.

Acquisition of own shares

On 2 December 2004 the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a decision for the Company to acquire 12,500,000 of its own ordinary shares for RUR 1,680 per share. The Company completed the repurchase of shares from shareholders in the first quarter of 2005 having repurchased 12,478,704 shares for RUR 20,964,222,720.

Acquisition of shares in Russian gold mining companies

On 9 February 2005 an additional 74% (2004: 26%, refer to note 22) of the issued ordinary shares of OJSC "Pervenets" were acquired by the Group for USD 25.8 million.

In April 2005 an additional 30.4% (2004: 57.1%, refer to note 48) of the issued ordinary shares of OJSC "Matrosov Mine" were acquired by the Group for USD 67.9 million.

US Dollars million

Creation of a united energy company

In the first quarter of 2005 the Group and RAO "UES of Russia" reached an agreement to create a new company called OJSC "Norilsk Taimyr Energy Company", by combining the Group's energy facilities (PD "Norilskenergo") with those of RAO "UES of Russia" (OJSC "Taymyrenergo"). PD "Norilskenergo" and OJSC "Taimyrenergo" property will be leased to the new company for a term of 10 years. The new company is expected to be created in the second quarter of 2005 with 49% of its shares held by RAO "UES of Russia" and 51% of its shares held by the Group.

On 25 March 2005 the Board of Directors of RAO "UES of Russia" approved creation of the united energy company. The plan still has to be approved by the Board of Directors of OJSC "MMC "Norilsk Nickel".

Proposed spin-off of the Group's gold mining assets

On 15 April 2005 the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a plan to spin-off the Group's gold mining assets into a new company by way of a single transaction. The disposal group consists of the gold mining assets of CJSC "Polus" and its subsidiaries, and 20% interest in Gold Fields Limited, including all liabilities directly associated with those assets. The transaction was announced on 18 April 2005, and is a subject to the final approval by the Extraordinary General Meeting of Shareholders in September 2005. If the spin-off is approved by the shareholders, the transaction is expected to be completed at the end of March 2006.

In accordance with the restructuring plan the shareholders of OJSC "MMC "Norilsk Nickel" will receive ordinary shares in the newly created company in proportion to their existing shareholding in the Company.

It is unlikely that significant changes to the restructuring plan will be made or that it will be withdrawn.

Separate classification of the disposal group will be presented in the Group's consolidated financial statements for the year ending 31 December 2005. In the Group's consolidated financial statements for the year ended 31 December 2004 the segmental information applicable to the disposal group is presented in accordance with IAS 14 "Segment Reporting" in notes 3 and 4 under the heading "Severo-Eniseysk and Bodaybo".

48. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held '000		% held		Net asset position		Net loan account	
Subsidiaries by country of incorporation	**Nature of business**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Russian Federation									
OJSC "RAO "Norilsk Nickel"	Market agent	185,787	185,787	98.3	98.3	131	77	118	69
OJSC "Taimyrgaz"	Gas extraction	1,983	1,983	94.4	94.4	87	90	(126)	(38)
CJSC "Polus"	Mining	-	-	100.0	100.0	877	375	364	114
OJSC "Matrosov Mine"[1]	Mining	44	-	57.1	-	(7)	-	(29)	-
OJSC "Lenzoloto"[1]	Mining	848	-	57.0	-	87	-	(45)	-
CJSC "Tonoda"[1]	Mining	9	-	100.0	-	(2)	-	(3)	-
LLC "LZRK"[1]	Management company	-	-	100.0	-	13	-	3	-
OJSC "Yenisey River Shipping Company"	River shipping operations	181	181	43.9	43.9	54	50	-	-
OJSC "Arkhangelsk Sea Commercial Port"	Sea shipping operations	532	532	53.1	53.1	12	8	-	-
OJSC "PromEstate"[2]	Property holding	-	6	-	99.1	-	21	-	-
CJSC "NORIMETIMPEX"	Market agent	5	5	100.0	100.0	4	4	-	-
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	4,000	4,000	100.0	100.0	839	650	42	(77)
OJSC "Olenegorsky Mekhanichesky Zavod"[2]	Machine building	-	149	-	100.0	-	4	-	(4)
CJSC "Alykel"	Airport	-	-	100.0	100.0	(17)	(17)	(32)	(38)
LLC "Norilskiye Metally"	Market agent	-	-	100.0	100.0	1	-	-	(3)
OJSC "Institute Gypronickel"	Science	23	23	100.0	100.0	10	9	1	3
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	98.2	98.2	1,599	1,566	1,028	947
OJSC "Kombinat "Severonickel"	Lessor of equipment	9,860	9,860	98.3	98.3	40	51	10	39
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	1,236	1,236	98.3	98.3	27	41	10	21
JSC "Tuimsky zavod Tsvetnykh Metallov"[2]	Non-ferrous metal production	-	827	-	99.9	-	-	-	(1)
CJSC "Kraus-M"	Property holding	10	6	100.0	60.0	47	45	(31)	(26)
LLC "Norilsk telecom"	Telecommunications	-	-	100.0	100.0	51	-	(1)	(20)

[1] Acquired during 2004 (refer to note 40)
[2] Disposed of during 2004 (refer to note 41)

US Dollars million

Subsidiaries by country of incorporation[1]	Nature of business	Shares held '000		% held		Net asset position		Net loan account	
		2004	2003	2004	2003	2004	2003	2004	2003
Belgium									
Norgem SA	Market agent	31	31	51.0	51.0	3	2	-	-
China									
Norilsk Nickel Asia[2]	Market agent	-	-	100.0	-	-	-	(1)	-
Great Britain									
Norimet Limited	Market agent	5,260	5,260	100.0	100.0	316	291	287	295
Norilsk Nickel Europe Limited	Market agent	1	1	100.0	100.0	1	-	(6)	-
Luxembourg									
Norilsk Nickel Finance[2]	Bond issuer	1	-	100.0	-	2	-	507	-
Switzerland									
Norilsk Nickel Holding SA	Investment holding	-	-	100.0	100.0	31	4	680	2
Metal Trade Overseas SA	Market agent	-	-	100.0	100.0	221	(1)	(20)	-
United States of America									
Stillwater Mining Company	Mining	49,813	49,813	55.1	55.5	536	509	-	-
Norilsk Nickel USA	Market agent	1	1	100.0	100.0	2	2	2	6

[1] All foreign subsidiaries of the Group, except for Stillwater Mining Company, represent foreign operations from accounting perspective. Stillwater Mining Company is considered to be a foreign entity.
[2] Formed by the Group in 2004

The following companies were not consolidated in the Group's consolidated annual financial statements for the year ended 31 December 2004:

	% held	
	2004	**2003**
DKHO "TKO Zapolyarye"	100.0	100.0
CJSC "Interrosproduct"	-	51.0
CJSC "IRSD"	-	100.0
OJSC "Yacht-club Admiral"	-	100.0

Control in these subsidiaries is intended to be temporary. In the preparation of the consolidated annual financial statements the investments in these entities have been written off.

Mining and Metallurgical Company Norilsk Nickel

Audited consolidated annual
financial statements
for the year ended 31 December 2003

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

INDEX **Page**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the financial position of the Group at 31 December 2003, and the results of its operations, and cash flows for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated annual financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2003 were approved on 31 May 2004 by:

M. D. Prokhorov	**D. A. Glotov**
General Director	Deputy General Director

Moscow
31 May 2004

Deloitte.

Deloitte & Touche Regional
Consulting Services Limited
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow,
Russia, 125009

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

Report of the independent auditors
to the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel"

We have audited the consolidated annual financial statements for the year ended 31 December 2003 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 3-61. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements;
- assessing the accounting principles used in the preparation of the consolidated annual financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated annual financial statements; and
- evaluating the overall presentation of the consolidated annual financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated annual financial statements fairly present, in all material respects, the financial position of the Group at 31 December 2003, and the results of its operations and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow, Russia
31 May 2004

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003
US Dollars million

	Notes	2003	2002
Metal sales revenues	4	**5,196**	**3,094**
Cost of metal sales	5	(2,870)	(1,751)
Gross profit on metal sales		**2,326**	**1,343**
Selling, general and administrative expenses	11	(750)	(561)
Other net operating (expenses)/income	12	(60)	27
Operating profit		**1,516**	**809**
Net (losses)/gains on derivative transactions	13	(44)	215
Net finance costs	14	(10)	(27)
Net income from investments	15	7	12
Other non-operating expenses	16	(131)	(146)
Profit before taxation		**1,338**	**863**
Taxation	17	(493)	(286)
Profit after taxation		**845**	**577**
Minority interest	29	16	7
Net profit for the year		**861**	**584**

RECONCILIATION BETWEEN NET PROFIT FOR THE YEAR AND HEADLINE EARNINGS

	Notes	2003	2002
Net profit for the year		**861**	**584**
Adjusted for:			
Gains on embedded derivative	13	-	(269)
Headline earnings for the year		**861**	**315**
Basic and fully diluted earnings per share (US cents)			
- Attributable	18	**408.7**	**277.2**
- Headline	18	**408.7**	**149.5**
Dividends per share (US cents)	19	**207.9**	**80.2**
Dividend cover (times)			
- Attributable	19	**2.0**	**3.5**
- Headline	19	**2.0**	**1.9**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2003
US Dollars million

	Notes	2003	2002
ASSETS			
Non-current assets		**7,578**	**6,462**
Property, plant and equipment	20	6,068	5,266
Capital construction-in-progress	21	1,150	1,084
Investments in associates	22	108	76
Investments in securities and other financial assets	23	162	36
Inventories	24	90	-
Current assets		**3,675**	**3,277**
Inventories	24	1,492	1,836
Trade accounts and other receivables	25	426	347
Other current assets	26	668	576
Investments in securities and other financial assets	23	135	94
Cash and cash equivalents	27	954	424
Total assets		**11,253**	**9,739**
EQUITY AND LIABILITIES			
Share capital and reserves		**8,547**	**7,305**
Share capital	28	9	9
Share premium		737	683
Translation reserve		8	-
Accumulated profits		7,449	6,512
Shareholders' equity		**8,203**	**7,204**
Minority interest	29	**344**	**101**
Non-current liabilities		**1,080**	**958**
Long-term borrowings	30	176	142
Capitalised financial leases	31	5	5
Deferred tax liabilities	32	775	800
Employee benefit obligations	33	64	11
Provision for decommissioning	34	60	-
Current liabilities		**1,626**	**1,476**
Current portion of long-term borrowings	30	140	67
Current portion of capitalised financial leases	31	3	7
Current portion of employee benefit obligations	33	184	150
Short-term borrowings	35	122	382
Derivative financial instruments	36	27	12
Trade accounts and other payables	37	368	323
Taxes payable	38	305	314
Dividends payable	39	304	2
Bank overdrafts	40	173	219
Total equity and liabilities		**11,253**	**9,739**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003
US Dollars million

	Notes	2003	2002
Operating activities			
Cash flows from operations	42	2,176	944
Interest paid		(38)	(100)
Taxation paid		(485)	(241)
Net cash inflow from operating activities		**1,653**	**603**
Investing activities			
Acquisition of subsidiaries, net of cash acquired	43	(65)	(273)
Proceeds from disposal of subsidiaries, net of cash disposed	44	5	-
Purchase of property, plant and equipment		(440)	(348)
Proceeds from sale of property, plant and equipment		21	4
Purchase of securities and other financial assets		(142)	(134)
Proceeds from sale of securities and other financial assets		5	287
Net cash outflow from investing activities		**(616)**	**(464)**
Financing activities			
Proceeds from short-term borrowings		531	1,564
Repayments of short-term borrowings		(823)	(2,216)
Proceeds from long-term borrowings		175	225
Repayments of long-term borrowings		(213)	(20)
Payments of capitalised finance leases		(9)	(10)
Dividends paid	39	(147)	(168)
Net cash outflow from financing activities		**(486)**	**(625)**
Effect of translation to presentation currency		25	-
Effect of inflation on cash and cash equivalents		-	(97)
Net increase (decrease) in cash and cash equivalents		**576**	**(583)**
Net cash and cash equivalents at beginning of year	27	**205**	**788**
Net cash and cash equivalents at end of year	27	**781**	**205**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2003
US Dollars million

	Notes	Share capital	Share premium	Translation reserve	Accumu-lated profits	Total
Balance at 31 December 2001 – unaudited		**9**	**683**	**-**	**6,097**	**6,789**
Net profit for the year		-	-	-	584	584
Dividends	19	-	-	-	(169)	(169)
Balance at 31 December 2002		**9**	**683**	**-**	**6,512**	**7,204**
Net profit for the year		-	-	-	861	861
Dividends	19	-	-	-	(438)	(438)
Translation of foreign entities		-	-	(9)	-	(9)
Effect of translation to presentation currency		-	54	17	514	585
Balance at 31 December 2003		**9**	**737**	**8**	**7,449**	**8,203**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 52.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The term "International Financial Reporting Standards" includes standards and interpretations approved by International Accounting Standards Board, including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee who replaced the Standing Interpretations Committee ("SIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in compliance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value balance sheets of subsidiaries acquired, in accordance with IAS 22 "Business Combinations" ("IAS 22"), which is more fully described in note 2 (a);
- valuation of property, plant and equipment of the entities incorporated in the Russian Federation, in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"), which is more fully described in note 2 (e);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories" ("IAS 2"), which is more fully described in note 2 (i); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), which is more fully described in note 2 (j).

Reclassifications

Certain comparative information, presented in the consolidated annual financial statements for the year ended 31 December 2002, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's accounting policies, which are consistent in all material respects with those applied in the prior year, except for the change in the presentation currency which is more fully described in note 2(b), are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate the financial statements of the holding company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the holding company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or

- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:

  - govern the financial and operating polices of the enterprise under a statute or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if:

- control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future; or

- it operates under severe long-term restrictions which significantly impair its ability to transfer funds to the holding company.

Such subsidiaries are accounted for as investments (refer to 2 (j)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The financial statements of subsidiaries are prepared for the same reporting period as those of the holding company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to a nil value. Thereafter losses are only accounted for insofar as the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Acquisitions and goodwill arising thereon

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the net identifiable assets at the date of acquisition is recognised by the Group as goodwill.

Goodwill relating to subsidiaries is disclosed as goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

The unamortised balance of goodwill is reviewed on a regular basis, and if impairment has occurred, it is written down in the period in which the circumstances are identified.

On disposal of a subsidiary or an associate the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Where an investment in a subsidiary or an associate is made, any excess of the Group's share of the fair value of the net identifiable assets acquired at the date of the acquisition over the purchase consideration is recognised as negative goodwill.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

Foreign entities

Monetary and non-monetary assets and liabilities of foreign entities are translated at the closing exchange rate. Income statement items are translated at an average exchange rate for the year. Exchange differences arising on translation are charged to the translation reserve, included in shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Foreign operations

Monetary assets and liabilities of foreign operations are translated at the closing exchange rate. Non-monetary items carried at historical cost are translated at the exchange rate prevailing at the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing at the date on which the most recent fair value was determined. Income statement items are translated at average exchange rate for the year. Exchange differences arising on translation are recognised in the income statement in the period when they occur.

(b) Measurement and presentation currency

The measurement currency of the consolidated annual financial statements, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

During 2003 the Group has elected to change its presentation currency from the RUR to the United States of America Dollar ("USD" or "US Dollars"). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more acceptable currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (measurement currency) into USD (presentation currency) is made in accordance with the requirements of SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency" ("SIC 30"), using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all items included in shareholders' equity, other than net profit for the reporting period, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all income and expense items for the year have been translated at the average exchange rate, USD 1 = RUR 30.6884; and
- all resulting exchange differences are included in shareholders' equity.

The use of USD as a presentation currency in 2003 is not consistent with the prior year, in which the RUR was the Group's measurement and presentation currency. In the consolidated annual financial statements for the year ended 31 December 2002 the USD figures have been presented as a translation of convenience from RUR into USD at the closing exchange rate as at 31 December 2002. The relevant exchange rate, as quoted by the Central Bank of the Russian Federation, was USD 1 = RUR 31.7844. Due to the fact that prior to 1 January 2003, the Group reported in a hyperinflationary economy the results of the translation of convenience are the same as if the translation had been performed in accordance with SIC 30. Hence the change in the accounting policy with regards to the presentation currency has not resulted in any adjustments to comparative figures.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Hyperinflation in the Russian Federation

Hyperinflationary accounting for the year ended 31 December 2002

The principal operations of the Group take place in the Russian Federation, where the accounting records are maintained in RUR. The economy of the Russian Federation was considered to be hyperinflationary from 1991 to 2002. The Group's consolidated annual financial statements include comparative figures as of and for the year ended 31 December 2002, which, were re-measured in accordance with IAS 29 as of that date.

Cessation of hyperinflation

The characteristics of the economic environment of the Russian Federation indicate that it has ceased to be hyperinflationary. Accordingly, with effect from 1 January 2003 the Group discontinued application of the requirements of IAS 29, and the carrying amount of all non-monetary assets, liabilities and shareholders' equity stated in measurement units as of 31 December 2002 have thereafter been treated as cost.

(d) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(e) Property, plant and equipment

Basis of carrying value of property, plant and equipment

Property, plant and equipment of entities incorporated in the Russian Federation were valued by independent, professionally qualified valuers. The effective date of the valuation was 31 December 2001. The basis of valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined as their market value.

However, a significant part of property, plant and equipment, which is of a specialised nature, was valued at depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation, including both physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset. The valued amounts have subsequently been recognised as cost in accordance with the requirements of IAS 29.

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses, and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a systematic basis when physically mined, using the life of mine method based on estimated proven and probable mineral reserves.

Estimated proven and probable mineral reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits, in accordance with local geological engineering reserve standards.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralization in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings and the present value of future decommissioning cost.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable mineral reserves, over a period of 7 to 70 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable mineral reserves, varying from 5 to 30 years.

Amortisation

Amortisation on mining assets is charged from the date on which a new mine reaches commercial production quantities and is included in the cost of production.

The Group regularly assesses the remaining life of its mines for the purpose of amortisation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable mineral reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of amortisation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- Buildings, plant and equipment 2% to 10%
- Motor vehicles 9% to 25%
- Office equipment 10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(f) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(g) Impairment

An impairment review of assets is carried out, when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. The recoverable amount is the greater of the assets' value-in-use or net selling price.

An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

Recoverable amounts of mining and processing assets are determined on the basis of the present values of net future cash flows. Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term metal prices;
- revised estimates of the grade or extent of the mineral reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value.

The recoverable amount of other assets is the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(h) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(i) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(j) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at cost on a trade date basis, which is the fair value of the consideration given including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments. Held-for-trading investments are included in current assets.

All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are included in current assets if management intends to realise them within twelve months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement of fair value of investments are recognised in the income statement for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Loans receivable

Loans receivable are measured at amortised cost using the effective interest rate method.

Trade and other receivables

Trade and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are stated at their nominal value.

Commodity derivatives

The Group engages in activities using derivatives related to metal prices; these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held-for-trading.

Derivatives are initially measured at cost including associated transaction costs. Subsequently, these instruments are remeasured to their fair value.

Commodity derivative contracts are marked-to-market at financial reporting intervals, and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognised and included in gains/losses on derivative financial instruments at such time as the contract expires.

Interest rate derivatives

The Group, from time to time, enters into interest rate swap agreements to hedge its cash flow activities and assesses the effectiveness of these hedging activities at reporting intervals. To the extent that the hedge is effective, the gain or loss on the interest rate swap is recognised directly in equity, in other comprehensive income. Subsequently, that amount is included in the income statement in the period during which the hedged items affects the net profit or loss for the period. Should the hedge be deemed to be ineffective, the profit or loss is recognised in the income statement.

(k) Metal leases and sale-and-repurchase agreements

The Group enters into metal lease transactions in terms of which it leases out portions of its refined metal stock to participants in the financial markets. Under these transactions, the Group leases refined metal, and the loan counterparty returns the physical refined metal back to the Group at the end of the term of the contract, plus interest.

Since the Group retains the risks and rewards of ownership associated with the refined metal on these transactions, these transactions are not reflected as stock movements in the financial statements, and there is no recognition of the loans in the balance sheet. The interest earned is included in interest received.

The Group enters into refined metal sale-and-repurchase agreements as a source of short-term funding. The substance of these transactions is similar to that of secured borrowings, and accordingly the relevant liability is recognised at inception based on the consideration received and is subsequently measured at amortised cost. Interest on these transactions is included in interest paid.

(l) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period during which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings relating directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(m) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(n) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Joint corporate pension fund; and
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life.

In addition, the Group operates the *Mother's rights program,* whereby a mother with a child between the ages of three and seven receives a monthly benefit, limited to 150% of her basic salary.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in full at the date when the Group's management admits an employee to any of these plans.

The post employment benefits are valued on an annual basis, and any adjustments are recorded in the income statement during the period in which they arise. The principal assumptions used in valuing these benefits relate to:

- discount rates used in determining the present value of post employment benefits; and
- life expectancy of members (or period of the benefit as defined).

(o) Treasury shares

Treasury shares are recorded at cost and disclosed as a deduction from equity.

(p) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(q) Revenue recognition

Revenue consists of the sales of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted-off against production costs.

(r) Commodity sales contracts

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered into.

(s) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(t) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Group are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities that make up the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(u) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals.

Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(v) Government grants

Government grants related to assets are deducted from the cost of the asset in arriving at the carrying amount of the asset. Such grants are effectively recognised as income over the life of the depreciated asset through a reduced depreciation charge.

(w) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissiong cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement.

The adequacies of the decommissioning obligations are periodically reviewed in the light of current laws and regulations, and adjustments made as necessary.

(x) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

US Dollars million

3. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments are as follows:

2003	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk	Subtotal Russian Federation	North America[1]	Europe	Total
Metal sales revenue	-	**4,250**	**368**	**299**	**4,917**	**116**	**163**	**5,196**
Third party transactions	-	337	124	299	**760**	116	4,320	**5,196**
Intra-segment transactions	-	3,913	244	-	**4,157**	-	(4,157)	-
Operating profit/(loss)	(134)	1,414	133	144	**1,557**	7	(48)	**1,516**
Profit/(loss) before taxation	(239)	1,452	81	142	**1,436**	(1)	(97)	**1,338**
Interest income	18	10	-	-	**28**	-	2	**30**
Interest expense	(20)	(4)	(1)	-	**(25)**	(8)	(7)	**(40)**
Loss on financial derivatives	-	-	-	-	-	-	(44)	**(44)**
Significant non-cash items								
Amortisation and depreciation	(5)	(360)	(59)	(27)	**(451)**	(6)	-	**(457)**
Other non-cash expenses	(24)	(85)	(47)	-	**(156)**	(2)	(25)	**(183)**
Capital expenditures	**(23)**	**(339)**	**(30)**	**(42)**	**(434)**	**(8)**	**(4)**	**(446)**
Carrying amount of assets/ liabilities								
Property, plant and equipment including construction-in-progress	182	5,636	633	291	**6,742**	472	4	**7,218**
Net operating assets	188	1,219	57	17	**1,481**	69	499	**2,049**
Total assets	1,161	7,420	815	339	**9,735**	745	773	**11,253**
Total liabilities	(663)	(1,278)	(195)	(78)	**(2,214)**	(222)	(270)	**(2,706)**
Average number of employees	**8,543**	**66,169**	**17,401**	**2,838**	**94,951**	**1,535**	**34**	**96,520**

[1] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Results have been included from the date of acquisition.

US Dollars million

2002	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Subtotal Russian Federation	Europe	Total
Metal sales revenue		**2,624**	**245**	**31**	**2,900**	**194**	**3,094**
Third party transactions	-	550	153	31	**734**	2,360	**3,094**
Intra-segment transactions	-	2,074	92	-	**2,166**	(2,166)	**-**
Operating (loss)/profit	(37)	741	10	12	**726**	83	**809**
(Loss)/profit before taxation	(54)	815	4	11	**776**	87	**863**
Interest income	5	59	1	-	**65**	3	**68**
Interest expense	(1)	(92)	(4)	-	**(97)**	(10)	**(107)**
Loss on financial derivatives	-	-	-	-	**-**	(54)	**(54)**
Significant non-cash items							
Amortisation and depreciation	(3)	(348)	(63)	(3)	**(417)**	-	**(417)**
Other non-cash expenses	(17)	(11)	(4)	-	**(32)**	-	**(32)**
Capital expenditures	**(60)**	**(268)**	**(18)**	**(5)**	**(351)**	**-**	**(351)**
Carrying amount of assets/ (liabilities)							
Property, plant and equipment including construction-in-progress	229	5,175	626	256	**6,286**	64	**6,350**
Net operating assets	(4)	1,587	88	38	**1,709**	92	**1,801**
Total assets	260	7,820	818	339	**9,237**	502	**9,739**
Total liabilities	(39)	(1,967)	(162)	(4)	**(2,172)**	(262)	**(2,434)**
Average number of employees	**6,830**	**68,081**	**18,710**	**2,755**	**96,376**	**34**	**96,410**

[1] CJSC "Polus", a gold producer, was acquired with effect from 1 November 2002. Results have been included from the date of acquisition.

US Dollars million

4. METAL SALES REVENUES

2003	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	**4,250**	2,443	805	547	406	49
Kola Peninsula	**368**	332	23	1	4	8
Severoeniseysk	**299**	-	-	-	-	299
United States of America						
Montana[1]	**116**	-	-	77	39	-
Europe	**163**	49	-	15	88	11
	5,196	**2,824**	**828**	**640**	**537**	**367**
By destination						
Europe	**3,202**	1,989	631	228	343	11
Russian Federation	**664**	133	171	1	3	356
Asia	**623**	457	2	146	18	-
North America	**697**	235	24	265	173	-
Other	**10**	10	-	-	-	-
	5,196	**2,824**	**828**	**640**	**537**	**367**

2002	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	**2,624**	1,342	686	134	383	79
Kola Peninsula	**245**	203	32	3	4	3
Severoeniseysk[2]	**31**	-	-	-	-	31
Europe	**194**	144	-	50	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**
By destination						
Europe	**2,246**	1,230	531	120	365	-
Russian Federation	**312**	68	131	-	-	113
Asia	**253**	198	-	43	12	-
North America	**265**	175	56	24	10	-
Other	**18**	18	-	-	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**

[1] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Revenues have been included from the date of acquisition.
[2] CJSC "Polus", a gold producer, was acquired with effect from 1 November 2002. Revenues have been included from the date of acquisition.

US Dollars million

5. COST OF METAL SALES

	2003	2002
Cash operating costs	2,261	1,720
On-mine and concentrating costs (refer to note 6)	913	714
Smelting costs (refer to note 7)	588	414
Treatment and refining costs (refer to note 8)	352	290
Other costs (refer to note 9)	408	302
Amortisation and depreciation of operating assets (refer to note 10)	422	386
Decrease in metal inventories	187	52
Production cost of metal delivered to settle loan from the Ministry of Finance (refer to note 41)	-	(407)
Total	**2,870**	**1,751**

6. ON-MINE AND CONCENTRATING COSTS

	2003	2002
Labour	431	294
Consumables and spares	347	322
Repairs and maintenance	47	16
Utilities	23	27
Insurance	23	24
Tailing pipe maintenance and relocation	16	24
Sundry on-mine costs	26	7
Total (refer to note 5)	**913**	**714**

7. SMELTING COSTS

	2003	2002
Consumables and spares	207	130
Labour	193	150
Scrap copper metals purchased	81	38
Insurance	44	25
Utilities	31	33
Repairs and maintenance	25	21
Tailing pipe maintenance and relocation	-	12
Sundry smelting costs	7	5
Total (refer to note 5)	**588**	**414**

US Dollars million

	2003	2002

8. TREATMENT AND REFINING COSTS

	2003	2002
Consumables and spares	140	113
Labour	132	101
Platinum group metals toll refining cost	45	47
Utilities	16	17
Repairs and maintenance	9	8
Insurance	4	2
Sundry treatment and refining costs	6	2
Total (refer to note 5)	**352**	**290**

9. OTHER COSTS

	2003	2002
Cost of refined metals purchased from third parties	163	195
Transportation of metals	117	63
Tax on mining	117	42
Other	11	2
Total (refer to note 5)	**408**	**302**

10. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2003	2002
Mining and concentrating	242	212
Smelting	128	126
Treatment and refining	52	48
Total (refer to note 5)	**422**	**386**

US Dollars million

	2003	2002

11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002
Export customs duties	258	146
Salaries	129	79
Taxes other than mining and income tax	95	141
Transportation expenses	51	31
Advertising	50	33
Consulting and other professional services	45	21
Legal and audit services	20	14
Insurance	11	2
Repairs and maintenance	10	11
Bank charges	9	12
Commission paid	8	5
Other	64	66
Total	**750**	**561**

12. OTHER NET OPERATING (EXPENSES)/INCOME

	2003	2002
Change in provision for tax penalties	29	(12)
Doubtful debts recovered	21	32
Foreign exchange gains	15	17
Net operating profit from non-mining entities	11	7
Loss on disposal of property, plant and equipment	(60)	(12)
Impairment of construction-in-progress (refer to note 21)	(73)	-
Other expenses	(3)	(5)
Total	**(60)**	**27**

13. NET (LOSSES)/GAINS ON DERIVATIVE TRANSACTIONS

	2003	2002
Gains on embedded derivative		
Ministry of Finance loan (refer to note 41)		
Gain on settlement	-	188
Change in fair value	-	81
	-	**269**
Loss on financial derivatives		
Realised	(19)	(37)
Unrealised	(25)	(17)
	(44)	**(54)**
Total	**(44)**	**215**

US Dollars million

	2003	2002
14. NET FINANCE COSTS		
Interest income	30	68
Interest expense	(40)	(107)
Net monetary gain	-	12
Total	**(10)**	**(27)**
15. NET INCOME FROM INVESTMENTS		
Income/(loss) from associates (refer to note 22)	29	(1)
Dividends received	1	19
Profit on disposal of investments and other financial assets	1	4
Change in fair value of investments and other financial assets	(24)	(5)
Other	-	(5)
Total	**7**	**12**
16. OTHER NON-OPERATING EXPENSES		
Expenses on maintenance of social sphere facilities	(75)	(61)
Donations	(47)	(89)
Other	(9)	4
Total	**(131)**	**(146)**
17. TAXATION		
Current taxation	(592)	(193)
Deferred taxation	99	(93)
Total	**(493)**	**(286)**

The income tax rates in countries where the Group has a taxable presence are as follows:

	2003	2002
Russian Federation	24%	24%
Belgium	34%	40%
Switzerland	12%	12%
United Kingdom	30%	30%
United States of America	39%	39%

US Dollars million

	2003	2002
A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:		
Profit before tax	**1,338**	**863**
Theoretical income tax at 24%	(321)	(207)
Adjustments to previous periods	(3)	(7)
Impact of specific tax rates	(7)	(2)
Tax effect of permanent differences	(122)	(91)
Change in valuation allowance	(40)	-
Income tax concessions	-	21
Total income tax expense	**(493)**	**(286)**

18. BASIC AND FULLY DILUTED EARNINGS PER SHARE

	2003	2002
The calculation of basic and fully diluted earnings per share is based on the net profit for the year of	861	584
and on headline earnings for the year of	861	315
and basic and fully diluted weighted average number of ordinary shares in issue during the year, calculated as follows:		
Ordinary shares at beginning of the year, net of treasury shares	210,642,516	208,098,239
Ordinary shares reissued from treasury shares	-	2,544,277
Basic and fully diluted weighted average number of ordinary shares	**210,642,516**	**210,642,516**
Basic and fully diluted earnings per share		
- Attributable	408.7	277.2
- Headline	408.7	149.5

US Dollars million

	2003	2002
19. DIVIDENDS		
Dividends declared		
On 13 November 2003 the Company declared an interim dividend of RUR 42.1 (USD 1.37) per share in respect of the year ended 31 December 2003. The dividend was paid to shareholders on 28 February 2004. This amount is net of USD 4 million paid to other Group companies.	289	-
On 30 June 2003 the Company declared a dividend of RUR 21.7 (USD 0.71) per share in respect of the year ended 31 December 2002. The dividend was paid to shareholders during the year. This amount is net of USD 2 million paid to other Group companies.	149	-
On 30 June 2002 the Company declared a dividend of RUR 23.4 (USD 0.74) per share in respect of the year ended 31 December 2001. The dividend was paid to shareholders during 2002. This amount is net of USD 3 million paid to other Group companies.	-	169
Total	**438**	**169**
Dividend per share		
The calculation of dividend per share is based on dividends declared and ordinary shares in issue at the end of the year of	210,642,516	210,642,516
Dividend per share (US cents)	207.9	80.2
Dividend cover		
The calculation of dividend cover is based on attributable earnings for the year of	861	584
and headline earnings for the year of	861	315
and dividends declared of	438	169
giving a dividend cover of	2.0	1.9
times		

US Dollars million

20. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost/valuation				
Balance at 31 December 2001 at valuation – unaudited	**3,368**	**1,534**	**49**	**4,951**
Acquired on acquisition of subsidiaries	294	78	1	**373**
Transfers from capital construction-in-progress (refer to note 21)	95	249	27	**371**
Disposals	(8)	(3)	(1)	**(12)**
Balance at 31 December 2002	**3,749**	**1,858**	**76**	**5,683**
Acquired on acquisition of subsidiaries	360	103	17	**480**
Disposed on disposal of subsidiaries	-	-	(2)	**(2)**
Transfers from capital construction-in-progress (refer to note 21)	132	265	2	**399**
Decommissioning asset raised (refer to note 34)	41	-	-	**41**
Disposals	(16)	(60)	(6)	**(82)**
Effect of translation to presentation currency	306	148	8	**462**
Balance at 31 December 2003	**4,572**	**2,314**	**95**	**6,981**
Accumulated amortisation and depreciation				
Balance at 31 December 2001 – unaudited	**-**	**-**	**-**	**-**
Amortisation and depreciation charge for the year	(214)	(198)	(5)	**(417)**
Balance at 31 December 2002	**(214)**	**(198)**	**(5)**	**(417)**
Amortisation and depreciation charge for the year	(224)	(227)	(6)	**(457)**
Eliminated on disposal	1	10	2	**13**
Effect of translation to presentation currency	(26)	(26)	-	**(52)**
Balance at 31 December 2003	**(463)**	**(441)**	**(9)**	**(913)**
Net book value				
31 December 2002	**3,535**	**1,660**	**71**	**5,266**
31 December 2003	**4,109**	**1,873**	**86**	**6,068**

Included in property, plant and equipment are non-mining assets with a carrying value of USD 269 million (2002: USD 234 million).

US Dollars million

	2003	2002
Leased assets		
The Group leases production equipment under a number of finance lease agreements. At the end of the term of the lease the Group takes automatic ownership of the assets.		
Leased production equipment with a carrying value of secures financial lease obligations (refer to note 31).	26	31

21. CAPITAL CONSTRUCTION-IN-PROGRESS

	2003	2002
Balance at the beginning of the year	1,084	1,099
Additions	446	351
Acquired on acquisition of subsidiaries	-	9
Transfers to property, plant and equipment (refer to note 20)	(399)	(371)
Capital projects cancelled	(12)	(4)
Impairment (refer to note 12)	(73)	-
Effect of translation to presentation currency	104	-
Balance at the end of the year	**1,150**	**1,084**

Assets under construction in the amount of USD 5 million were financed through the grant from the Government of Norway (refer to note 46). Carrying value of these assets is zero.

Included above are non-mining assets under construction with a carrying value of USD 73 million (2002: USD 60 million).

22. INVESTMENTS IN ASSOCIATES

	2003	2002
Cost of investment	73	77
Share of post acquisition profits/(losses) (refer to note 15)	29	(1)
Effect of translation to presentation currency	6	-
Balance at the end of the year	**108**	**76**

Details of the Group's associates at 31 December 2003 are as follows:

Name of associate	Principal activity	Date acquired	Share-holding	Voting power held
OJSC "Krasnoyarskenergo" [1]	Electricity utilities	27 December 2002	23.5%	23.5%
CJSC "Metallurgtrans" [1]	Consulting	30 April 1998	21.9%	21.9%
OJSC "Norilskgazprom" [1]	Gas extraction	31 October 1998	29.4%	29.4%

[1]Incorporated in the Russian Federation.

US Dollars million

During 2003 the Group increased its shareholding in OJSC "Arkhangelsk Sea Commercial Port" from 35.1% to 53.1%. This increase resulted in the company now being classified as a subsidiary and thus the investment was eliminated on consolidation.

23. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	2003	2002
Non-current		
Equity securities available-for-sale	115	24
Promissory notes receivable	29	2
Other	18	10
	162	**36**
Current		
Bank deposits	80	16
Promissory notes receivable	52	47
Loans advanced	1	15
Other	2	16
	135	**94**
Total	**297**	**130**

Bank deposits in 2003 are held by a related party commercial bank and bear interest of 5-7% per annum.

24. INVENTORIES

	2003	2002
Non-current		
Refined metals		
Joint products at net production cost	90	-
Total non-current metal inventories	**90**	**-**

Refined metal inventory includes 877,169 ounces of palladium subject to a sales contract concluded by Stillwater Mining Company in March 2004. This contract requires approximately 37,000 ounces of palladium to be delivered on a monthly basis until January 2006. Non-current refined metal inventory represents the carrying cost of those palladium ounces to be delivered after 31 December 2004 (refer to note 30).

US Dollars million

	2003	2002
Current		
Refined metals		
Joint products at net production cost	571	822
By-products at net realisable value	51	37
Work-in-process, at production cost	319	266
Total current metal inventories	**941**	**1,125**
Stores and materials at cost	664	733
Less: Provision for obsolescence	(113)	(22)
Total	**1,492**	**1,836**

Certain refined metals at cost stated below are pledged as security for:

	2003	2002
Joint products		
Long-term borrowings (refer to note 30)	157	173
Bank overdraft facilities (refer to note 40)	124	221
By-products		
Bank overdraft facility (refer to note 40)	19	20
Total	**300**	**414**

25. TRADE ACCOUNTS AND OTHER RECEIVABLES

	2003	2002
Trade accounts receivable	358	213
Advances to suppliers	60	145
Promissory notes receivable	25	2
Other	97	155
	540	515
Less: Provision for doubtful debts	(114)	(168)
Total	**426**	**347**

26. OTHER CURRENT ASSETS

	2003	2002
VAT recoverable	574	438
Prepaid insurance	59	26
Prepaid taxes	12	83
Other	23	29
Total	**668**	**576**

US Dollars million

27. CASH AND CASH EQUIVALENTS

		2003	2002
Restricted cash (see below)	- RUR	-	161
	- foreign currency	3	-
Current accounts	- RUR	119	32
	- foreign currency	314	34
Bank deposits	- RUR	250	24
	- foreign currency	89	123
Cash on broker current account	- foreign currency	125	43
Cash in hand		15	6
Other cash equivalents		39	1
Total cash and cash equivalents		**954**	**424**
Less: Bank overdrafts (refer to note 40)		(173)	(219)
Net cash and cash equivalents		**781**	**205**

During 2002 cash deposits were held with a related party commercial bank, which in return provided back-to-back fiduciary loans to subsidiaries of the Group at an interest rate of 18% per annum. These fiduciary loans were secured by the cash deposits which were restricted from use for the duration of the loan agreements (refer to note 35). The Group earned interest on these deposits of 1-15% per annum. No such arrangements were in operation as at 31 December 2003.

28. SHARE CAPITAL

Authorised

	2003	2002
260,171,000 ordinary shares at par value of RUR 1 each	10	10

There were no movements in authorised share capital in 2003 and 2002.

Issued and fully paid

	2003	2002
213,905,884 ordinary shares at par value of RUR 1 each	9	9

In 2002, 2,544,277 ordinary shares were re-issued from treasury shares for a total consideration of USD 127,714.

Treasury shares

	2003	2002
3,263,368 ordinary shares (refer to note 29)	-	-

Treasure shares are recorded as a deduction form issued and fully paid share capital.

	2003	2002
Total	**9**	**9**

US Dollars million

29. MINORITY INTEREST

	2003	2002
Balance at the beginning of the year	101	71
Minority interest in subsidiaries acquired during the year (refer to note 43)	236	52
Minority interest in subsidiaries disposed of during the year (refer to note 44)	(3)	-
Minority interest in net loss from subsidiaries for the year	(16)	(7)
Decrease in minority interest due to increase of Group's share in subsidiaries	-	(15)
Increase in minority interest due to decrease of Group's share in subsidiaries	11	-
Effect of translation to presentation currency	15	-
Balance at the end of the year	**344**	**101**

Included in minority interest is the interest of shareholders of OJSC "RAO "Norilsk Nickel", who elected not to participate in a reorganisation of the Group, which occurred over the period 2000-2002.

The interest of these shareholders represents 1.73% or 3,263,368 ordinary shares in OJSC "RAO "Norilsk Nickel" that had not been swapped for 3,263,368 ordinary shares of the Company. Accordingly, 3,263,368 ordinary shares of the Company are recorded as treasury shares (refer to note 28).

The minority interest of the shareholders of OJSC "RAO "Norilsk Nickel" in the Group's total minority interests as at 31 December 2003 is USD 30 million (2002: USD 31 million), and their share of the profit for the year is USD 4 million (2002: a minority loss of USD 1 million).

US Dollars million

30. LONG-TERM BORROWINGS

	2003	2002
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale (refer to note 51)	150	-
A USD-denominated loan at LIBOR plus 3.25% per annum repayable in seven equal instalments, every three months commencing in August 2004, with the final instalment due on 28 February 2006. The loan is secured by export sales proceeds of the Group.		
Syndicated loan arranged by Toronto Dominion	129	-
A USD-denominated loan at LIBOR (but not less than 2.5%) plus 4.75% per annum or an alternate base rate plus 3.75%. Repayment commences in 2004, with the final instalment due on 31 December 2007. The loan is secured by 877,169 ounces of palladium with a carrying value of USD 157 million (refer to note 24).		
The loan agreement requires that 50% of the net proceeds on disposal of 877,169 ounces of palladium, held by Stillwater Mining Company, be offered to repay this loan. This inventory was received by Stillwater Mining Company as part settlement of the acquisition of Stillwater Mining Company by the Group.		
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	-
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2000 and maturing on 1 July 2020.		
Syndicated loan arranged by Credit Swiss First Boston International, ING Bank, Standard Bank London Limited and Natexis Banques Popularies	-	200
A USD-denominated loan at LIBOR plus 2% per annum was repayable in nine equal instalments, every three months commencing in June 2003, with the final instalment due on 30 June 2005. The loan was secured by 60,000 tons of nickel with a carrying value of USD 173 million and was fully repaid in 2003 (refer to note 24).		
Other long-term borrowings	8	9
Total	**316**	**209**
Less: Current portion repayable in 12 months and shown under current liabilities	(140)	(67)
Net long-term borrowings	**176**	**142**

US Dollars million

	2003	2002
The long-term borrowings are repayable as follows:		
Due in 12 months	140	67
Due in the second year	93	98
Due thereafter	83	44
	316	**209**

31. CAPITALISED FINANCIAL LEASES

Financial lease liabilities

	2003	2002
Non-current		
Liabilities denominated in RUR	3	3
Liabilities denominated in USD	2	2
	5	5
Current		
Liabilities denominated in RUR	3	6
Liabilities denominated in USD	-	1
	3	7
Total	**8**	**12**

The weighted average interest rates implied in calculating the present values of financial leases are as follows:

	2003	2002
RUR-denominated leases	13%	15%
USD-denominated leases	7%	15%

Future minimum lease payments after 31 December 2003 are as follows:

	Gross value, inclusive of finance changes	Present value
Due in 12 months	4	3
Due in the second year	3	2
Due thereafter	6	3
	13	**8**
Less: Amount representing interest	(5)	-
Present value of minimum lease payments	**8**	**8**

The lease obligations are secured by leased production equipment with a carrying value of USD 26 million (2002: USD 31 million) (refer to note 20).

US Dollars million

Operating leases

The Group leases buildings and office space under operating lease agreements.

The land in the Russian Federation on which the Group's buildings, production and other facilities are located is owned by the State. The Group pays land tax based on the total area and location of the land occupied.

The Group's future minimum operating lease payments under non-cancellable operating lease contracts are:

	2003	2002
Due in 12 months	11	6
Due in the second year	10	-
Due thereafter	4	-
Total	**25**	**6**

32. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the year was as follows:

Net liability at the beginning of the year	800	651
Recognised in income statement for the year	(99)	93
Change in deferred tax liability due to acquisition of subsidiaries (refer note 43)	14	51
Effect of translation to presentation currency	60	-
Inflation adjustment	-	5
Net liability at the end of the year	**775**	**800**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

US Dollars million

	2003	2002
Property, plant and equipment	762	768
Accrued operating expenses	(48)	(47)
Provision for doubtful debts	(27)	(28)
Unrealised profit on intragroup transactions	(65)	(48)
Inventory valuation	45	100
Accrued revenue	27	14
Other	(9)	(9)
Provision for deferred tax assets	90	50
Total	**775**	**800**

The unutilised tax losses of the North American operations as at 31 December 2003, which are available for offset against future taxable income earned in the United States of America, amounted to USD 199 million, has not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for taxable temporary difference associated with investments in subsidiaries of USD 878 million (2002: USD 370 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

33. EMPLOYEE BENEFIT OBLIGATIONS

	2003	2002
Non-current		
Lifelong professional pension plan	31	12
Joint corporate pension plan	29	-
Six pensions plan	4	3
Mothers' rights plan	9	-
	73	15
Less: Current portion of non-current employee benefit obligations	(9)	(4)
Total	**64**	**11**
Current		
Accrual for annual leave	171	146
Other	4	-
Current portion of non-current employee benefits	9	4
Total	**184**	**150**
The average number of employees for the year	96,520	96,410

US Dollars million

Defined benefit plans

Number of members	Lifelong professional pension plan	Six pensions plan	Mothers' rights plan
At 31 December 2001	**290**	**2,317**	**-**
Additions	757	485	-
Retirements	-	(1,868)	-
At 31 December 2002	**1,047**	**934**	**-**
Additions	249	208	1,936
Retirements	(44)	(424)	(824)
At 31 December 2003	**1,252**	**718**	**1,112**

Movements in the liability

Balance at 31 December 2001	**4**	**3**	**-**
Liability raised	8	3	-
Inflation adjustment	1	-	-
Payments to members	(1)	(3)	-
Balance at 31 December 2002	**12**	**3**	**-**
Liability raised	20	5	17
Payments to members	(2)	(4)	(9)
Effect of translation to presentation currency	1	-	1
Balance at 31 December 2003	**31**	**4**	**9**

Amounts in respect of defined benefit plans recognised in the income statement for the year:

2003			
Liability raised	(20)	(5)	(17)
Total	**(20)**	**(5)**	**(17)**
2002			
Liability raised	(8)	(3)	-
Inflation adjustment	(1)	-	-
Total	**(9)**	**(3)**	**-**

US Dollars million

	2003	2002
Key assumptions used:		
Discount rates used in determining the present value of post employment benefits	7.3%	17.1%
Average life expectancy of members from date of retirement	19 years	15 years

Defined contributions plans

In December 2002, the Group created the Joint corporate pension plan to finance non-government pensions for its employees. The Group's contributions to this pension plan are accrued from the date an employee joins the plan and are payable on the employee's retirement.

Number of members	Joint corporate pension plan
At 31 December 2002	**23**
Additions	1,329
At 31 December 2003	**1,352**

Movements in the liability	
Balance as at 31 December 2002	-
Liability raised	28
Effect of translation to presentation currency	1
Balance as at 31 December 2003	**29**

	2003	2002
Amounts recognised in the income statement in respect of defined contribution plans for the year:		
Pension fund of the Russian Federation	150	137
Joint corporate pension plan	28	-
Stillwater Mining Company savings plan	2	-
Total	**180**	**137**

Contributions to the Stillwater Mining Company savings plan are non-cash. The cash equivalent of the contribution is matched by issuing Stillwater Mining Company shares at the ruling market price on the day the contribution is payable.

US Dollars million

34. PROVISION FOR DECOMMISSIONING

	2003	2002
Acquired on acquisition of subsidiary	19	-
Provision raised (refer to note 20)	41	-
Balance at the end of the year	**60**	**-**

The Group's subsidiary, Stillwater Mining Company, is required to post reclamation surety bonds with the State of Montana (USA), which are jointly held by the Montana Department of Environmental Quality and the United States Forestry Service. Regulatory agencies review bonding requirements and decommissioning estimates on a five year rotation basis, a review by regulatory agencies is expected during 2004.

During 2003 the Group performed an estimate of environmental obligations for its operations in the Russian Federation. The obligations accrued relate mainly to decommissioning of mining assets and bringing mines into a condition that ensure safety of population, protection of environment, buildings and facilities.

35. SHORT-TERM BORROWINGS

	2003	2002
USD-denominated short-term borrowings	108	203
RUR-denominated short-term borrowings	14	179
Total	**122**	**382**

The interest rates on these borrowings vary as follows:

- USD-denominated borrowings for 2003: from LIBOR plus 1.85% to 9.5% (2002: from LIBOR plus 3.3% to 9.5%) per annum
- RUR-denominated borrowings for 2003: from 12% to 18% per annum (2002: from 14% to 18% per annum).

During 2002 fiduciary loans of USD 161 million, included in the above balances, were secured for the duration of the loans by cash deposits, held by the Group with a related party commercial bank (refer to note 27).

US Dollars million

36. DERIVATIVE FINANCIAL INSTRUMENTS

The Group enters into certain transactions with derivative financial instruments for the purpose of fixing prices and price ranges for its products. These transactions do not meet the requirements of IAS 39 to be classified as hedges, and, accordingly are recorded as financial instruments entered into with a trading intent (refer to note 48).

At 31 December the Group had the following outstanding commodity derivative contracts:

	Maturity profile				
2003	**1 – 3 months**	**4 – 6 months**	**7 – 12 months**	**Total**	**Fair value**
Nickel					
(tons thousand)					
Put options purchased[1]	2	2	4	8	(27)
Put options sold[1]	-	-	(1)	(1)	-
Call options sold[1]	-	(1)	(2)	(3)	-
Total	**2**	**1**	**1**	**4**	**(27)**
2002					
Nickel					
(tons thousand)					
Futures sold [1]	(83)	-	-	(83)	(22)
Futures purchased [1]	55	-	-	55	12
Call options sold [1]	(4)	-	-	(4)	(4)
	(32)	-	-	(32)	(14)
Copper					
(tons thousand)					
Futures sold [2]	(38)	-	-	(38)	-
Futures purchased [2]	38	-	-	38	2
	-	-	-	-	2
Total					**(12)**

[1] Nickel options and futures are traded in lot sizes of 6 tons.
[2] Copper futures are traded in lot sizes of 25 tons.

37. TRADE ACCOUNTS AND OTHER PAYABLES

	2003	**2002**
Trade accounts payable	155	212
Wages and salaries	67	40
Promissory notes payable	65	14
Accruals	33	10
Advances from customers	15	7
Interest payable	3	1
Other creditors	30	39
Total	**368**	**323**

US Dollars million

	2003	2002

38. TAXES PAYABLE

	2003	2002
VAT payable	92	124
Income tax	58	22
Provision for fines and penalties	29	57
Property tax	21	47
Unified social taxes	10	39
Other	95	25
Total	**305**	**314**

39. DIVIDENDS PAYABLE

	2003	2002
Balance at the beginning of the year	2	1
Dividends declared (refer to note 19)	438	169
Dividends paid	(147)	(168)
Effect of translation to presentation currency	11	-
Balance at the end of the year	**304**	**2**

40. BANK OVERDRAFTS

	2003	2002
Foreign currency denominated bank overdrafts (refer to note 27)	**173**	**219**

Bank overdraft facilities are as follows:

	2003	2002
ING (Belgium and Switzerland)	100	75
West LB AG (UK)	90	90
Banque Cantonale Vaudoise (France)	50	50
Fortis Bank (UK)	50	-
Credit Suisse (UK)	50	-
TD Texas Incorporated (USA)	8	-
Westdeutsche (USA)	8	-
NM Rothchild (USA)	4	-
IIB (USA)	3	-
Standard Bank (USA)	2	-
BNP Paribas Suisse (Switzerland)	-	35
Natexis Banques Populaires (France)	-	35
Total bank overdraft facilities	**365**	**285**

US Dollars million

	2003	2002
Bank overdrafts are secured by (refer to note 24):		
Joint products	124	221
By products	19	20
Total	**143**	**241**
Respective weighted average interest rates for bank overdrafts	LIBOR plus 1.25%	LIBOR plus 1.25%
Under a revolving credit facility, the Group's subsidiary, Stillwater Mining Company, has outstanding letters of credit of USD 7 million bearing interest at	4.0%	-

41. LOAN FROM THE MINISTRY OF FINANCE

During 1994-1995 the Group received a loan from the Ministry of Finance of the Russian Federation to finance the "Summer Purchasing Campaign" for the Norilsk production region. The loan was received in US dollars and accrued simple interest at 3% per annum, payable in metal at the maturity of the loan agreement.

In accordance with IAS 39 the Group recognised the embedded derivative contained in the host contract (the cash loan).

The loan was fully settled on 28 August 2002 by physical delivery of metal to the Ministry of Finance of the Russian Federation.

	Total fair value	Host contract	Embedded derivative
Balance at 31 December 2001 – unaudited	**741**	**260**	**481**
Interest charged for the period	10	4	6
Change in fair valuation of the derivative, immediately prior to settlement (refer to note 13)	(81)	-	(81)
Net monetary gain on the loan	(75)	(13)	(62)
Balance at 28 August 2002	**595**	**251**	**344**
Less: Production cost of metal delivered (refer to note 5)	(407)	(251)	(156)
Gain on settlement of the loan (refer to note 13)	**188**	**-**	**188**

US Dollars million

42. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

	2003	2002
Profit before taxation	**1,338**	**863**
Adjustments for:		
Amortisation and depreciation	451	417
Interest expense	40	107
Impairment of capital construction-in-progress	73	-
Loss on disposal of property, plant and equipment	60	12
Change in fair value of investments and other financial assets	24	5
(Income)/loss from associates	(29)	1
Foreign exchange gains	(15)	(17)
Unrealised loss on financial derivatives	25	17
Other	1	(4)
Change in fair value of embedded derivative	-	(81)
Gain on settlement of embedded derivative	-	(188)
Gain on net monetary position on financing and investing activities	-	(62)
Operating profit before working capital changes	**1,968**	**1,070**
Decrease/(increase) in inventories	415	(103)
(Increase)/decrease in trade accounts and other receivables	(195)	251
Increase/(decrease) in trade accounts and other payables	6	(362)
(Increase)/decrease in other current assets	(21)	79
(Increase)/decrease in current financial assets	(22)	103
Increase/(decrease) in employee benefit obligations	73	(45)
Decrease in taxes payable	(48)	(49)
Cash flows from operations	**2,176**	**944**

43. ACQUISITION OF SUBSIDIARIES

	2003	2002
Net assets acquired		
Property, plant and equipment	480	382
Inventories - refined metals	180	-
Inventories - other	12	27
Trade and other receivables	9	34
Cash and cash equivalents	69	2
Other assets	27	6
Loans and borrowings	(163)	(27)
Provision for decommissioning	(19)	-
Trade and other payables	(50)	(37)
Deferred taxation	(14)	(50)
Net assets at date of acquisition	**531**	**337**
Less: Minority interest (refer to note 29)	(236)	(52)
Groups' share of net assets acquired	**295**	**285**
Less:		
Negative goodwill on acquisition written off	-	(10)
Pre-acquisition amount invested in subsidiary	(4)	-
Total consideration	**291**	**275**
Satisfied by transfer of refined metal	(157)	-
Satisfied by cash	(134)	(275)
Net cash outflow arising on acquisition:		
Cash consideration	(134)	(275)
Cash and cash equivalents acquired	69	2
Net cash outflow on acquisition of subsidiaries	**(65)**	**(273)**

Stillwater Mining Company

On 23 June 2003, the Group acquired 50.5% of the issued share capital of Stillwater Mining Company for a consideration of USD 257 million. The consideration consisted of USD 100 million in cash and 877,169 ounces of palladium at the ruling market price of USD 179 per ounce (USD 157 million). During September 2003 the Group increased its investment in Stillwater Mining Company to 55.5% for a cash consideration of USD 32 million, bringing the Group's total investment in Stillwater Mining Company to USD 289 million.

Stillwater Mining Company contributed USD 116 million of revenue and USD 0.5 million loss before tax during the period from the date of acquisition to 31 December 2003.

US Dollars million

	2003	2002
Other acquisitions		
During 2003 the following entities were acquired or the Group's holding increased for a total consideration of USD 2 million:		
LLC "Hockey Club CSKA"	51.0%	-
CJSC "PBK CSKA"	100.0%	-
LLC "Kolabyt"	96.7%	-
OJSC "Arkhangelsk Sea Commercial Port"	53.1%	35.1%

These entities contributed a combined profit before tax of USD 0.3 million from their date of acquisition to 31 December 2003.

44. DISPOSAL OF SUBSIDIARIES

	2003	2002
Net assets disposed		
Property, plant and equipment	2	-
Trade and other receivables	43	-
Cash and cash equivalents	2	-
Other assets	3	-
Trade and other payables	(38)	-
Net assets at date of disposal	**12**	-
Less: Minority interest (refer to note 29)	(3)	-
Group's share of assets disposed	**9**	-
Less: Loss on disposal	(2)	-
Proceeds from disposal of subsidiaries	**7**	-
Less: Cash and cash equivalents disposed	(2)	-
Net cash inflow from disposal of subsidiaries	**5**	-

During 2003 the following entities were disposed of or the Group's holding decreased for total proceeds of USD 7 million:

	2003	2002
OJSC "Baikal Hotel"	-	65.6%
AKB "Monchebank"	15.4%	62.6%
LLC "Norilskinvest"	-	100.0%

These entities contributed a combined profit before tax of USD 3 million from 1 January 2003 to their date of disposal.

US Dollars million

45. RELATED PARTIES

Related parties are considered to include the ultimate holding company, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

2003	Sale of goods	Purchase of goods	Purchase of services	Investments in related parties	Interest-bearing loans and borrowings	Investments and cash	Trade receivables	Trade payables
By the Company	5	63	61	-	1	616	39	14
By subsidiaries of the Group	299	-	14	11	-	180	7	2
Total	**304**	**63**	**75**	**11**	**1**	**796**	**46**	**16**
2002								
By the Company	2	61	62	33	160	-	33	13
By subsidiaries of the Group	-	-	-	23	5	161	105	4
Total	**2**	**61**	**62**	**56**	**165**	**161**	**138**	**17**

US Dollars million

46. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2004:

Maintenance of property, plant and equipment	523
Expansion of property, plant and equipment	240
Information technology	3
Total budgeted capital expenditure for 2004	**766**
2004 budgeted capital expenditure allocated between:	
Contracted	402
Not contracted	364
Total budgeted capital expenditure for 2004	**766**

Planned capital expenditure beyond 2004 is as follows:

For the year ending 31 December 2005	801
For the year ending 31 December 2006	794

Long-term program for Kola Peninsula ore base development

The Group has taken a strategic decision to develop the Centralny underground mine, which will ensure an ore base on the Kola Peninsula until 2015 and thereafter. A 10 year development program, requiring an investment of USD 103 million over that period, will commence in 2005.

Claim by the Government of Norway

In 2001 the Government of Norway lodged a claim with the Government of the Russian Federation concerning pollution of Norwegian environment as a result of the operation of the Group's metallurgical facilities located in Kola Peninsula. In response to the claim the Government of the Russian Federation initiated the Grant Facility agreement between the Group, the Government of Norway and Nordic Investment Bank, which was signed in December 2002. According to the terms of this agreement the Group must undertake reconstruction of the above metallurgical facilities.

The key components of the reconstruction are as follows:

- replacement of pellet roasting with cold briquette technology;
- replacement of five electric furnaces and eight rotary Pierce-Smith type converters with one two-zoned Vanyukov furnace; and
- renovation of the gas cleaning and sulphuric acid plant.

US Dollars million

Total investment in reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the Government of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

During 2002 and 2003 the Group received USD 5 million in grants from the Government of Norway (refer to note 21) and a loan from Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the equipment in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the year in which they are incurred.

Group's commitments will be funded from own cash resources and borrowings.

47. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance protection common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Management understands that until the Group obtains adequate insurance coverage there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Litigation

Dispute with the Federal Commission for the Securities Market of the Russian Federation ("FCSM of Russia")

In the course of its reorganisation, that took place in 2000-2002, the Group acquired 100% of the issued share capital of LLC "Interros-Prom" in exchange for 37,900 share of OJSC "Norilskaya Gornaya Kompaniya". Subsequently the FCSM of Russia commenced a legal challenge to this transaction which sought to have it declared null and void.

On 20 June 2003 the Moscow City Arbitration Court ruled in favour of the Group. The FCSM of Russia appealed the decision and on 4 November 2003 the Federal Arbitration Court of the Moscow Region ruled that the case be reconsidered by the Moscow City Arbitration Court.

On 6 February 2004 the Moscow City Arbitration Court suspended proceedings pending an examination of the case.

Management of the Group believes that the possibility of the FCSM of Russia's claim being upheld is remote.

Other litigation

Unresolved claims and litigation as at 31 December 2003 total USD 130 million. Management believes that the majority of these claims and litigation will be resolved in favour of the Group.

In addition the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has recently commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax laws. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system, that may be applied retrospectively by authorities, could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties, that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land, potential to impact flora and fauna, and other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2003 the Group performed an internal estimate of environmental obligations for its Russian operations. This estimate was based on management's understanding of the current legal requirements in the Russian Federation and the terms of license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- ongoing rehabilitation of land and other types of ongoing rehabilitation, which is accounted for when incurred; and

- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities. These obligations were provided for in accordance with the Group accounting policies.

Management of the Group believes that due to the specific geographic location of majority of Russian operations, being remote areas of the Arctic Circle, the Group has no other liabilities for land restoration that should be recorded in the financial statements. Accordingly, no provision has been raised for these obligations.

It is the Group's intention to conduct a more detailed evaluation of its environmental obligations. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

Over the past decade the Russian Federation has undergone substantial political, economic and social changes. As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets. Furthermore, substantially all privatisations in the Russian Federation in the early 1990's were flawed in some manner, and with the result that even minor administrative flaws in the privatisation documents may be invoked as a basis for challenging the validity of the privatisation process as a whole and thus the title to assets acquired as a result of privatisation. The environment is such that the state, local authorities and administration, the former owners of property and other interested parties can attempt to obstruct normal business operations of a company. Accordingly, the stability and success of the Russian, and the Group's business, will depend upon the Government's ability to institute supervisory, judicial and other regulatory reforms.

48. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the sales and distribution function of the Group. An independent risk management unit exists within that function to monitor exposures and ensure they are in line with policies set by senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a certain portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into:

- derivative contracts;
- fixed price sales contracts; and
- cap and floor arrangements for the sale of refined metal to physical off-takers.

Derivative contracts

The Group entered into certain commodity derivative contracts, namely sold call options and purchase put options for the purpose of fixing prices and price ranges for its products. These instruments are classified as instruments entered into with a trading intent (refer to note 36).

Fixed price sale contracts and cap/floor arrangements with physical off-takers

	2004	2005	2006	2007	2008	2008 - 2011
Nickel						
Volume subject to fixed price ('000 tons)	12	-	-	-	-	-
Average fixed price (USD/ton)	11,383	-	-	-	-	-
Platinum						
Volume subject to floor price ('000 oz)	130	127	129	115	117	229
Average floor price (USD/oz)	448	428	425	425	425	425
Volume subject to ceiling price ('000 oz)	23	25	26	23	23	46
Average ceiling price (USD/oz)	873	860	856	856	850	850
Palladium						
Volume subject to floor price ('000 oz)	487	531	542	550	448	881
Average floor price (USD/oz)	367	351	339	360	385	377
Volume subject to ceiling price ('000 oz)	187	161	130	104	112	220
Average ceiling price (USD/oz)	628	675	801	975	975	975

US Dollars million

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

Towards the end of 2003 the Group introduced the use of forward exchange contracts to manage currency risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

At 31 December 2003 the Group has facilities for the management of its day to day liquidity requirements available with the following banks:

	2003	2002
Short-term borrowing facilities:		
Citibank N.A., ING Bank N.V. and Societe Generale	200	-
CJSC "ING Bank Eurasia"	50	50
CJSC "KB Citibank"	30	30
CJSC "Commerzbank"	15	-
LLC "HSBC Bank (RR)"	15	-
Bank overdraft facilities:		
Total bank overdraft facilities (refer to note 40)	365	285
Total facilities	**675**	**365**
Less:		
Short-term borrowings received related to the above facilities	(100)	(60)
Bank overdrafts received (refer to note 40)	(173)	(219)
Outstanding letters of credit	(24)	(32)
Net facilities available	**378**	**54**

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

From time to time the Group enters into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of counterparties.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's top 20 customers are presented below:

	2003				2002			
	Number of customers	%	Turnover USD million	%	Number of customers	%	Turnover USD million	%
Largest customer	1	1	574	11	1	1	154	5
Next 9 largest customers	9	6	1,201	23	9	6	845	27
Total	**10**	**7**	**1,775**	**34**	**10**	7	**999**	32
Next 10 largest customers	10	6	454	9	10	8	362	12
Total	**20**	**13**	**2,229**	**43**	**20**	**15**	**1,361**	**44**
Remaining customers	133	87	2,967	57	116	85	1,733	56
Total	**153**	**100**	**5,196**	**100**	**136**	**100**	**3,094**	**100**

Trade receivables comprise international companies, and credit is only extended to these customers after rigid credit approval procedures.

The Group has a concentration of cash and bank deposits with a related party commercial bank that represents 70% of such cash and bank deposits (refer to note 45).

The Group believes that there is no other significant concentration of credit risk.

US Dollars million

49. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
Investments in securities and other financial assets (refer to note 23)	297	297	130	130
Trade accounts and other receivables (refer to note 25)	426	426	347	347
Other current assets (refer to note 26)	668	668	576	576
Cash and cash equivalents (refer to note 27)	954	954	424	424
Long-term borrowings (refer to note 30)	(316)	(316)	(209)	(209)
Capitalised financial leases (refer to note 31)	(8)	(8)	(12)	(12)
Short-term borrowings (refer to note 35)	(122)	(122)	(382)	(382)
Derivative financial instruments (refer to note 36)	(27)	(27)	(12)	(12)
Trade accounts and other payables (refer to note 37)	(368)	(368)	(323)	(323)
Bank overdrafts (refer to note 40)	(173)	(173)	(219)	(219)

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade accounts and other receivables, other current assets, cash and cash equivalents, bank overdrafts and trade accounts and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long and short-term borrowings and capitalised finance leases are market related, with the majority of debt at floating rates. Consequently the carrying values of these financial instruments approximate their fair values.

The fair values of derivative financial instruments are estimated using ruling market prices as at the balance sheet date, the carrying values approximate the fair values of these items.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

50. EXCHANGE RATES - RUSSIAN ROUBLE

	2003	2002
Year-end rates		
1 US dollar	29.4545	31.7844
1 Euro	36.8240	33.1098
1 British pound	52.2847	50.9377
Average rates for the year		
1 US dollar	30.6884	31.3474
1 Euro	34.6654	29.6465
1 British pound	50.1415	47.1271

US Dollars million

51. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Early repayment of long-term syndicated loan

On 10 March 2004 the Group repaid in full the syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale of USD 150 million (refer to note 30).

Acquisition of a 20% interest in Gold Fields Limited

Norimet Limited, a subsidiary of the Group, acquired 98,467,758 ordinary shares in the issued share capital of Gold Fields Limited, a company organised under the laws of the Republic of South Africa, for a total consideration of USD 1,160 million. The settlement of the full consideration occurred on 5 April 2004, through approximately USD 360 million of the Group's own cash and a loan of USD 800 million from Citibank International Plc. The loan is unsecured, bears interest at LIBOR plus 1.5% per annum and final repayment in the form of a bullet repayment is six months after the date of signing of the loan agreement.

Acquisition of shares in Russian gold mining companies

During 2003, companies representing the interests of the Group announced the purchase of the following shareholdings:

- 44.9% and 5.6% of the ordinary shares in issue of OJSC "Lenzoloto" owned by the State and Irkutsk Region Administration, respectively, were acquired at auctions for USD 174 million; and

- 38% of the ordinary shares in issue of OJSC "Matrosov Mine" owned by the State were acquired at an auction for USD 34.5 million.

On 6 April 2004 these acquisitions were legalised and the consolidation of the aforesaid shareholdings into the Group completed. As a result, CJSC "Polus", a wholly owned subsidiary of the Group, became the owner of a 50.5% shareholding in OJSC "Lenzoloto" and a 38% shareholding in OJSC "Matrosov Mine".

On 19 May 2004 an additional 5.2% of the ordinary shares in issue and 2.2% of the preference shares in issue of OJSC "Matrsov Mine" were acquired by the Group from individuals for USD 1.5 million.

52. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held '000		% held		Net asset position		Net loan account	
Subsidiaries by country of incorporation	Nature of business	2003	2002	2003	2002	2003	2002	2003	2002
Russian Federation									
OJSC "RAO "Norilsk Nickel"	Market agent	185,787	185,787	98.3	98.3	77	78	69	62
OJSC "Taimyrgaz"	Gas extraction	1,983	1,983	94.4	94.4	90	89	(38)	(27)
CJSC "Polus"	Mining	-	-	100.0	100.0	375	130	114	-
OJSC "Yenisey River Shipping Company"	River shipping operations	181	181	43.9	43.9	50	59	-	(3)
OJSC "PromEstate"	Property holding	6	6	99.1	99.1	21	2	-	-
CJSC "NORIMETIMPEX"	Marketing intermediary	5	5	100.0	100.0	4	4	-	(3)
LLC "Norilskinvest" [1]	Investment holding	-	-	-	100.0	-	1	-	-
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	4,000	4,000	100.0	100.0	650	523	(77)	12
OJSC "Olenegorsky Mekhanichesky Zavod"	Mechanics	149	149	100.0	100.0	4	4	(4)	(3)
CJSC "Alykel"	Airport	-	-	100.0	100.0	(17)	(3)	(38)	(22)
LLC "Norilskiye Metally"	Marketing intermediary	-	-	100.0	100.0	-	1	(3)	(9)
OJSC "Institut Gypronickel"	Science	23	23	100.0	100.0	9	7	3	3
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	98.2	98.2	1,566	1,607	947	716
OJSC "Kombinat "Severonickel"	Lessor of equipment	9,860	9,860	98.3	98.3	51	64	39	26
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	1,236	1,236	98.3	98.3	41	89	21	34
JSC "Tuimsky zavod Cvetnykh Metallov"	Non-ferrous metal production	827	827	99.9	99.9	-	2	(1)	-
AKB "Monchebank" [1]	Banking	-	58,976	-	62.6	-	5	-	-
CJSC "Kraus-M"	Property holding	6	6	60.0	60.0	45	42	(26)	(23)
LLC "Norilsk telecom" [2]	Telecommunications	-	-	100.0	0.0	-	-	(20)	-

[1] Subsidiary disposed of or Group's holding significantly decreased (refer to note 44).
[2] Formed by the Group in 2003.

Subsidiaries by country of incorporation	Nature of business	Shares held '000		% held		Net asset position		Net loan account	
		2003	2002	2003	2002	2003	2002	2003	2002
Belgium									
Norgem SA Belgium	Market agent	31	31	51.0	51.0	2	2	-	(2)
British Virgin Islands									
Norplat Trading SA	Market agent	-	-	100.0	100.0	9	10	(3)	(24)
Great Britain									
Norimet Limited	Market agent	5,260	500	100.0	100.0	291	4	295	(240)
Norilsk Nickel Europe Limited[1]	Market agent	1	-	100.0	-	-	-	-	-
Switzerland									
Norilsk Nickel Holding SA	Investment holding	-	-	100.0	100.0	4	1	2	1
Norilsk Nickel Metal Trading SA	Market agent	62	62	100.0	100.0	4	2	-	1
Metal Trade Overseas SA[2]	Market agent	-	-	100.0	100.0	(1)	-	-	-
United States of America									
Stillwater Mining Company[3]	Mining	49,813	-	55.5	-	509	-	-	-
Norimet USA[2]	Market agent	1	-	100.0	-	2	-	6	-

[1] Formed by the Group in 2003.
[2] Previously dormant, trading operations commenced in 2003.
[3] Acquired during 2003 (*refer to note 43*).

US Dollars million

The following companies were not consolidated in the Group's consolidated annual financial statements:

	% held	
	2003	**2002**
OJSC "Rosso"	51.0	51.0
CJSC "Interrosproduct"	51.0	51.0
CJSC IRSD	100.0	100.0
DKHO TKO Zapolyarye	100.0	100.0
OJSC "Yacht-club Admiral"	100.0	100.0
LLC "Torgoviy "Dom Forvater-95"	-	56.0
CJSC "Sam-holding"	-	63.9
CJSC "Pechenegskiy molokozavod"	-	90.0
CJSC "Sadko"	-	100.0
DKHO "Norilsktorg"	-	100.0

These subsidiaries operate under severe long-term restrictions, which significantly impair their ability to transfer funds to their parent companies. In the preparation of the consolidated annual financial statements the investments in these entities have been written off.

[THIS PAGE INTENTIONALLY LEFT BLANK]

OJSC “MMC Norilsk Nickel”

Audited consolidated annual financial statements
31 December 2002

THE NORILSK NICKEL GROUP

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

TABLE OF CONTENTS **Page**

THE NORILSK NICKEL GROUP

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

The following statement, which should be read in conjunction with the auditor's responsibilities stated in the report of the independent auditors, set out on page 2, is made with a view to distinguishing the respective responsibilities of Management and the auditors in relation to the consolidated annual financial statements of OJSC Mining Metallurgical Company Norilsk Nickel ("the Company") and its subsidiaries ("the Norilsk Nickel Group" or "the Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the financial position of the Norilsk Nickel Group and the results of its operations, changes in equity and cash flows for the year ended 31 December 2002 in compliance with International Accounting Standards. In preparing the consolidated annual financial statements, Management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether International Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- preparing the financial statements on a going concern basis, unless it is inappropriate to presume that the Norilsk Nickel Group will continue in business for the foreseeable future.

Management is also responsible for:

- the design, implementation and maintenance of an effective and sound system of internal controls, throughout the Norilsk Nickel Group;
- keeping proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Norilsk Nickel Group and which enable them to ensure that the consolidated annual financial statements of the Norilsk Nickel Group comply with statements on International Accounting Standards;
- keeping statutory accounting records in compliance with Russian law and legislation;
- taking such steps as are reasonably open to them to safeguard the assets of the Norilsk Nickel Group; and
- to prevent and detect fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2002 were approved on 31 May 2003 by:

M. D. Prokhorov
General Director

D. A. Glotov
Deputy General Director

Moscow
31 May 2003

Deloitte & Touche Regional
Consulting Services Limited
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow 125009
Russia

Tel: 7 (095) 787 0600
Fax: 7 (095) 787 0601
www.deloitte.ru

Deloitte & Touche

Report of the independent auditors
to the members of OJSC "Mining Metallurgical Company Norilsk Nickel"

We have audited the consolidated annual financial statements for the year ended 31 December 2002, of OJSC "Mining Metallurgical Company Norilsk Nickel" and its subsidiaries set out on pages 3-65. The Group comprises the companies listed in note 43 to the consolidated financial statements for the year ended 31 December 2002. The consolidated annual financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements;
- assessing the accounting principles used in the preparation of the consolidated financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated financial statements; and
- evaluating the overall consolidated financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated financial statements fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations cash flows and changes in shareholders' equity for the year then ended, in accordance with International Accounting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow, Russia
31 May 2003

Deloitte
Touche
Tohmatsu

THE NORILSK NICKEL GROUP

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Gross metal sales revenues	3	**98,318**	**139,260**	**3,094**	**4,382**
Cost of metal sales	4	(55,655)	(76,277)	(1,751)	(2,400)
Gross profit on metal sales		**42,663**	**62,983**	**1,343**	**1,982**
Selling, general and administrative expenses	10	(17,814)	(21,220)	(561)	(668)
Other net income / (expenses)	11	851	(8,199)	27	(259)
Operating profit		**25,700**	**33,564**	**809**	**1,055**
Gains on derivatives transactions	12	6,837	25,910	215	815
Net finance (costs) / income	13	(489)	3,987	(15)	125
Other non-operating expenses	14	(4,633)	(7,834)	(146)	(245)
Profit before taxation		**27,415**	**55,627**	**863**	**1,750**
Taxation	15	(9,087)	(15,997)	(286)	(503)
Profit after taxation		**18,328**	**39,630**	**577**	**1,247**
Minority interest		239	(340)	7	(11)
Preference share dividend		-	(28)	-	(1)
Profit attributable to ordinary shareholders		**18,567**	**39,262**	**584**	**1,235**
RECONCILIATION BETWEEN ATTRIBUTABLE AND HEADLINE EARNINGS					
Profit attributable to ordinary shareholders		**18,567**	**39,262**	**584**	**1,235**
Adjusted for:					
Gains on embedded derivative	12	(8,555)	(26,187)	(269)	(824)
Headline earnings		**10,012**	**13,075**	**315**	**411**
Number of ordinary shares in issue (thousands)	24	**210,643**	**208,098**		
Weighted average number of ordinary shares in issue (thousands)	16	**210,643**	**172,598**		
Fully diluted weighted average number of ordinary shares in issue	16	**210,643**	**210,643**		
		RUR	RUR	US cents	US cents
Basic earnings per share:					
- Attributable	16	**88.1**	**227.5**	**277.2**	**715.5**
- Headline	16	**47.5**	**75.8**	**149.5**	**238.1**
Fully diluted earnings per share:					
- Attributable	16	**88.1**	**186.4**	**277.2**	**586.3**
- Headline	16	**47.5**	**62.1**	**149.5**	**195.1**
Dividends per share paid	17	**25.5**	**1.2**	**80.2**	**3.8**

* *USD equivalent figures are provided for information purposes.*

THE NORILSK NICKEL GROUP

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2002

ASSETS	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Non-current assets		**205,264**	**195,190**	**6,459**	**6,142**
Property, plant and equipment	18	201,804	192,276	6,350	6,050
Other financial assets	19	3,324	2,799	105	88
Deferred tax assets	15	136	115	4	4
Current assets		**104,365**	**149,926**	**3,284**	**4,717**
Inventories	20	58,335	67,111	1,836	2,112
Trade accounts and other receivables	21	11,320	18,544	356	583
Other current assets	22	18,243	20,571	574	647
Other financial assets	19	3,000	12,629	94	397
Cash and cash equivalents	23	13,467	31,071	424	978
Total assets		**309,629**	**345,116**	**9,743**	**10,859**
EQUITY AND LIABILITIES					
Share capital and reserves		**232,150**	**217,988**	**7,305**	**6,860**
Share capital	24	271	271	9	9
Share premium	24	21,713	21,713	683	683
Treasury shares	24	(5)	(10)	-	-
Accumulated profits before proposed ordinary dividend		206,949	193,754	6,512	6,097
Accumulated profits after proposed ordinary dividend		202,307	188,382	6,366	5,928
Proposed ordinary dividend		4,642	5,372	146	169
Shareholders' equity		**228,928**	**215,728**	**7,204**	**6,789**
Minority interest		**3,222**	**2,260**	**101**	**71**
Non-current liabilities		**30,556**	**21,380**	**962**	**673**
Long-term borrowings	25	4,525	159	142	5
Capitalised financial leases	26	148	303	5	10
Deferred tax liabilities	15	25,558	20,804	804	655
Employee benefits	27	325	114	11	3
Current liabilities		**46,923**	**105,748**	**1,476**	**3,326**
Current portion of long-term borrowings	25	2,128	520	67	16
Current portion of capitalised financial leases	26	213	323	7	10
Loan from Ministry of Finance	28	-	23,551	-	741
Derivative financial instruments	29	382	-	12	-
Short-term borrowings	30	12,147	35,174	382	1,107
Employee benefits	27	4,783	6,416	150	202
Trade accounts and other payables	31	10,355	20,648	325	649
Taxes payable	32	9,965	13,069	314	411
Bank overdrafts	33	6,950	6,047	219	190
Total equity and liabilities		**309,629**	**345,116**	**9,743**	**10,859**

* *USD equivalent figures are provided for information purposes.*

THE NORILSK NICKEL GROUP

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Cash flows from operating activities					
Cash flow from operations	34	**30,030**	**19,191**	**944**	**604**
Interest paid		(3,183)	(3,814)	(100)	(120)
Taxation paid		(7,670)	(11,742)	(241)	(369)
Net cash from operating activities		**19,177**	**3,635**	**603**	**115**
Cash flows used in investing activities					
Acquisition of subsidiaries net of cash acquired	35	(8,661)	-	(273)	-
Purchase of property, plant and equipment		(11,071)	(15,307)	(348)	(482)
Proceeds from sale of property, plant and equipment		128	3,319	4	104
Purchase of non-current investments		(1,268)	(1,395)	(40)	(44)
Proceeds from sale of non-current investments		5,997	2,132	189	67
Purchase of equity securities		(2,995)	(12,455)	(94)	(392)
Proceeds from sale of equity securities		3,137	13,889	98	437
Net cash used in investing activities		**(14,733)**	**(9,817)**	**(464)**	**(310)**
Cash flows used in financing activities					
Cash proceeds from short-term borrowings		49,717	63,599	1,564	2,001
Cash repayments of short-term borrowings		(70,423)	(36,103)	(2,216)	(1,136)
Cash proceeds from long-term borrowings		7,139	-	225	-
Cash repayments of long-term borrowings		(634)	-	(20)	-
Cash payments for outstanding lease liability		(323)	(251)	(10)	(8)
Registration costs		-	(48)	-	(1)
Dividends paid	17	(5,331)	(319)	(168)	(10)
Net cash (used in) / generated from financing activities		**(19,855)**	**26,878**	**(625)**	**846**
Effect of inflation on cash and cash equivalents		**(3,096)**	**(3,710)**	**(97)**	**(116)**
Net (decrease) / increase in cash and cash equivalents		**(18,507)**	**16,986**	**(583)**	**535**
Cash and cash equivalents at beginning of year	23	**25,024**	**8,038**	**788**	**253**
Cash and cash equivalents at end of year	23	**6,517**	**25,024**	**205**	**788**

* *USD equivalent figures are provided for information purposes.*

THE NORILSK NICKEL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2002

RUR - Millions	Ordinary shares	Preference shares	Treasury shares	Share premium	Realization reserve	Accumulated profits	Total
Balance at 1 January 2001 - unaudited	**1,314**	**92**	**(543)**	**9,877**	**11,797**	**99,473**	**122,010**
Replacement of parent company as result of reorganization	(1,043)	(92)	533	11,884	(11,282)	-	-
Registration costs	-	-	-	(48)	-	-	(48)
Minority remaining in subsidiary after reorganization	-	-	-	-	(515)	-	(515)
Balance after the reorganisation of the Group – representing the consolidated equity of MMC Norilsk Nickel at 1 January 2001 - unaudited	**271**	-	**(10)**	**21,713**	-	**99,473**	**121,447**
Profit for the year	-	-	-	-	-	39,262	39,262
Dividends paid	-	-	-	-	-	(259)	(259)
Valuation of property, plant and equipment [1]	-	-	-	-	-	55,278	55,278
Balance at 31 December 2001 - unaudited	**271**	-	**(10)**	**21,713**	-	**193,754**	**215,728**
Profit for the year	-	-	-	-	-	18,567	18,567
Dividends paid	-	-	-	-	-	(5,372)	(5,372)
Re-issue from treasury shares	-	-	5	-	-	-	5
Balance at 31 December 2002	**271**	-	**(5)**	**21,713**	-	**206,949**	**228,928**

[1] An independent professional assessment of the value of property, plant and equipment was obtained with effect from 31 December 2001. This step was necessitated by the rare circumstances that the detailed records of the acquisition dates of property, plant and equipment were not available or capable of being estimated.

THE NORILSK NICKEL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2002 (continued)

USD* - Millions	Ordinary shares	Preference shares	Treasury shares	Share premium	Realization reserve	Accumu-lated profits	Total
Balance at 1 January 2001 as restated - unaudited	**41**	**3**	**(17)**	**311**	**371**	**3,131**	**3,840**
Replacement of parent company as result of reorganization	(32)	(3)	17	373	(355)	-	-
Registration costs	-	-	-	(1)	-	-	(1)
Minority remaining in subsidiary after reorganization	-	-	-	-	(16)	-	(16)
Balance after the reorganisation of the Group – representing the consolidated equity of MMC Norilsk Nickel at 1 January 2001 - unaudited	**9**	**-**	**-**	**683**	**-**	**3,131**	**3,823**
Profit for the year	-	-	-	-	-	1,235	1,235
Dividends paid	-	-	-	-	-	(8)	(8)
Valuation of property, plant and equipment [1]	-	-	-	-	-	1,739	1,739
Balance at 31 December 2001 - unaudited	**9**	**-**	**-**	**683**	**-**	**6,097**	**6,789**
Profit for the year	-	-	-	-	-	584	584
Dividends paid	-	-	-	-	-	(169)	(169)
Re-issue from treasury shares	-	-	-	-	-	-	-
Balance at 31 December 2002	**9**	**-**	**-**	**683**	**-**	**6,512**	**7,204**

[1] An independent professional assessment of the value of property, plant and equipment was obtained with effect from 31 December 2001. This step was necessitated by the rare circumstances that the detailed records of the acquisition dates of property, plant and equipment were not available or capable of being estimated.

* *USD equivalent figures are provided for information purposes.*

1. BASIS OF PRESENTATION

The consolidated annual financial statements have been prepared in compliance with statements on International Accounting Standards ("IAS"), as adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the Standard Interpretations Committee ("SIC") of the IASB.

Reorganization

In early 2000, the Group commenced a reorganization of its operations and legal structure. The steps taken to complete the reorganization are more fully described in Note 40.

The objective of this reorganization was to replace the holding company, RAO "Norilsk Nickel" ("NN"), with its principal operating subsidiary, OAO "Norilskaya Gornaya Kompaniya" ("NGK") (later renamed "MMC "Norilsk Nickel" ("MMC")), as a parent Company of the Group.

As part of this reorganization, shareholders in NN were given the option to swap their shares in NN for shares in MMC. On 17 July 2002 the option to swap lapsed. At this date shareholders holding 3,263,368 ordinary shares in NN and representing 1.73 % of NN's issued share capital had not exercised their right to swap.

With the lapse of the swap option as of 17 July 2002 the reorganization was completed. The corresponding figures have been presented as if the reorganization had been completed at 31 December 2001. Management considered, taking into account the continuity of ownership of NN and MMC throughout the reorganization process, that this presentation is appropriate and would best present to shareholders the financial position of the economic entity in which they had an interest. Those shareholders of NN who did not exercise the swap option have been recorded as minority interests in the consolidated financial statements. This presentation is consistent with that of the prior year (refer to note 16 and 24).

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated annual financial statements are prepared on the historical cost basis, except for the:

- valuation of property, plant and equipment in accordance with both IAS 16 "Property, plant and equipment" and IAS 29 "Financial Reporting in Hyperinflationary Economies" (which is more fully described in note 2(d));
- mark to market valuation of by-products in accordance with IAS 2 "Inventories" (which is more fully described in note 2(g));
- mark to market valuation of financial instruments in accordance with IAS 39 "Financial Instruments: Recognition and Measurement"(which is more fully described in note 2(h)); and
- restatement of non-monetary assets and liabilities and the income statement, in accordance with IAS 29, to take account of the effects of hyper-inflation (which is more fully described in note 2(b)).

The Group's accounting policies, which are consistent with those applied in the previous year, are set out below.

(a) Basis of consolidation

Subsidiaries

The consolidated financial statements incorporate the financial statements of the holding company, and its subsidiaries from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the parent:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or

- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the power to:

  -govern the financial and operating polices of the enterprise under a statute or an agreement,
  -appoint or remove the majority of the members of the board of directors, or equivalent governing body, or
  -cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if:

- control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future; or

- it operates under severe long-term restrictions which significantly impair its ability to transfer funds to the parent.

Such subsidiaries are accounted for as investments (refer to 2 (h)).

The assets and liabilities of all subsidiaries have been measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognized.

The annual financial statements of subsidiaries are prepared for the same accounting periods; where necessary, adjustments are made to the annual financial statements of subsidiaries to bring the accounting policies used by them, in line with those of the Group.

All intra-group balances, transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements

Foreign operations

Monetary assets and liabilities of foreign operations are translated at the closing exchange rate. Non-monetary items carried at historical cost are translated at the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date the latest fair value was determined. Income statement items are translated at an average rate of exchange for the year. Gains and losses on transaction are charged to Income Statement.

Associates

An associate is an entity over which the Group exercises significant influence. Associates are equity accounted from the date significant influence commences until the date significant influence effectively ceases.

Results of associates are equity accounted based on their most recent financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

The carrying value of the investments in associates, represents the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated against the investment in the associate. The carrying amount of such investments is reduced to recognize any impairment in the value of individual investments.

Acquisitions and goodwill arising thereon

Where an investment in a subsidiary or an associate is made, any excess of the purchase price over the fair value of the assets, liabilities and attributable mineral reserves is recognized as goodwill. Goodwill, which represents mineral resources is amortized on a systematic basis, which recognizes the depletion of the resources over the lesser of the life of the mine or 20 years.

Goodwill, in respect of non-mining subsidiaries is disclosed as goodwill. Goodwill, relating to associates is included within the carrying value of the investment in associates.

The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.

On disposal of a subsidiary, or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable acquired assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that negative goodwill:

- is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise;
- is attributable to identifiable acquired depreciable assets, it is recognized as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets; and
- exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognized as income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Accounting records

The companies of the Group maintain their accounting records in accordance with the laws of their country of incorporation. The consolidated annual financial statements have been prepared from the local statutory accounting records and have been adjusted to comply with IAS.

Presentation currency

The measurement currency of the consolidated financial statements is the Russian rouble ("RUR") as adjusted for hyperinflation. For information purposes the Group has chosen to also present its financial statements in US dollars ("USD").

As the Russian rouble is the currency of a hyperinflationary economy, all financial statement items presented in USD have been translated from roubles at the exchange rate in effect at the close of business on the 31 December 2002. The relevant exchange rate as quoted by Central Bank of Russian Federation was USD 1 = RUR 31.78.

The Russian rouble is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of Russian rouble amounts to US dollars should not be construed as a representation that Russian rouble amounts have been, could be, or will be in the future, converted into US dollars at the exchange rate shown, or at any other exchange rate.

(b) Hyperinflation accounting

The principal operations of the Group are based in the Russian Federation where the accounting records are maintained in Russian roubles. The economy of the Russian Federation is considered to be a hyperinflationary economy in terms of IAS 29. Accordingly, the Group's historical cost financial statements, including corresponding figures, have been restated to account for changes in the general purchasing power of the Russian rouble and, as a result, are stated in terms of the measurement unit current at the balance sheet date.

The restatement was calculated from conversion factors derived from the consumer price index reported by GOSCOMSTAT (State Statistical Committee of Russia). The conversion factors used in the preparation of the accompanying financial statements are as follows:

31 December 1992	386.172
31 December 1993	40.771
31 December 1994	13.002
31 December 1995	5.604
31 December 1996	4.599
31 December 1997	4.144
31 December 1998	2.246
31 December 1999	1.643
31 December 2000	1.368
31 December 2001	1.151
31 December 2002	1.000

The indices have been applied to the historical costs of transactions and balances as follows:

- corresponding figures as at 31 December 2001 and for the year then ended have been restated by applying the change in the index to 31 December 2002;
- income statement transactions have been restated by applying the change in the index from the approximate date of the transactions to 31 December 2002;
- gains and losses arising from the restatement of monetary assets or liabilities positions have been included in the income statement; and
- non-monetary assets and liabilities have been restated by applying the change in the index from the date of the transaction, or if applicable from the date of their most recent revaluation, to 31 December 2002.

Cessation of hyperinflation in Russia

The characteristics of the economic environment of the Russian Federation indicate that it has ceased to be hyperinflationary. Accordingly, with effect from 1 January, 2003 the Group will discontinue application of the provisions of IAS 29, and the carrying amounts of all non-monetary assets and liabilities will thereafter be treated as cost.

(c) Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the Russian rouble at the balance sheet date are translated to Russian roubles at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in currencies other than the Russian rouble, which are stated at historical cost, are translated to Russian roubles at the exchange rate ruling at the date of the transaction. Income statement transactions in currencies other than the Russian rouble are recorded in Russian roubles at the exchange rate ruling at the date of the transaction. Gains or losses resulting from changes in exchange rates are recognized in the income statement.

(d) Property, plant and equipment

Valuation of assets

Property, plant and equipment were valued by independent, professionally qualified valuers. The effective date of the valuation was 31 December 2001. The basis for valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined at their market value. However as most property, plant and equipment are of a specialized nature, they were valued at their depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation including physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset.

New replacement costs were determined by the valuers based on the market prices for construction work and materials and equipment similar to the assets being valued. In certain cases, the valuer used indices that reflected market cost trends for different asset types over the period from the date of acquisition of an asset to the valuation date. The indices were derived from a number of sources including:

- indices for different groups of commodities published on a regular basis by the State Statistical Committee of Russia;
- construction price bulletins which monitor trends in construction prices in various regions of Russia; and
- the market research performed by the valuers for different types of equipment.

Mining assets

Mining assets are recorded at valuation at 31 December, 2001 with additions thereafter at cost less accumulated amortization and impairments. Cost includes pre-production expenditure incurred during the development of the mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such costs are financed by borrowings. Amortization is provided on the straight-line basis over the economic useful lives of these assets at the following rates:

- Mine development, buildings and construction — 15-70 years
- Machinery and equipment — 5-30 years

(i) Mine development costs

Mine development costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production quantities.

Capitalised mine development costs includes expenditure incurred to:

- develop new mining operations,
- define further mineralization in existing ore bodies,
- expand the capacity of a mine, and
- maintain existing production capacity.

Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred.

Mine development costs are amortized on a straight-line basis using the life of mine method, based on estimated proven and probable mineral reserves, over:

- the lesser of 70 years; or
- their expected useful lives, to estimated residual values.

Proven and probable mineral reserves reflect estimated economically recoverable quantities in accordance with Russian geological engineering reserve standards which can be recovered in future from known mineral deposits.

(ii) Mine infrastructure

Plant, equipment and buildings are amortised over the lesser of their useful lives or the life of mine.

(iii) Mineral rights, and ore reserves

Mineral rights are amortized using the life of mine method based on estimated proven and probable mineral reserves.

Proven and probable ore reserves are measured mining resources which are transferred to mine development costs and amortized from the date on which commercial production begins.

If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment in value.

(iv) Commencement of amortization

Amortisation is charged on new mining ventures from the date on which the mining ventures reach commercial production quantities.

(v) Commencement of depreciation

All assets used in exploration, development or pre-production are depreciated and their depreciation is treated as a direct cost incurred during the exploration or development stage.

Once production has reached commercial quantities, depreciation is charged against the income statement.

(vi) Reassessment of life of mine and write downs

The Group regularly reviews:

- amortization and depreciation rates and methods;
- useful lives and recoverable values of the mine and associated buildings, machinery and equipment.

Any reduction in the recoverable value of property, plant and equipment, and any subsequent reinstatement of the recoverable value, as an adjustment to the carrying values of the individual assets in the period to which the recoverable amount change occurs are recorded, and taken to the income statement.

Recoverable amounts are determined on the basis of the present values of net future cash flows. Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term metal prices;
- revised estimates of the grade or extent of the mineral resource; and

- changes in future expected operating costs.

The Group reflects all changes in estimates of the remaining life of the mine or of depreciable assets in amortization and depreciation calculations and discloses material impact of any changes in estimates in the year in which they are made. The impact of any changes are determined and recorded prospectively from the first day of the current reporting period.

During the estimation of the remaining life of an area of interest for the purpose of amortisation and depreciation calculations, the Group considers amongst others, the following:

- the volume of remaining recoverable mineral resources or the remaining mining lease period;
- limitations which could arise from the potential for changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a time limitation for these calculations. In this case, straight-line basis of amortization is used.

Construction in progress

Construction in progress comprises costs directly related to construction of buildings, mine and other structures and plant and machinery. Depreciation of these assets commences when the assets are put into production. Construction in progress is reviewed regularly to determine whether its carrying value is fairly stated and whether an appropriate provision should be made.

Non-mining assets

Non-mining assets are stated at historical cost less accumulated depreciation.

Depreciation is provided on the straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.

Assets subject to finance leases are capitalised as property, plant and equipment at cost, with the related lease obligation recognized at the same value.

Capitalised leased assets are depreciated over their estimated useful lives.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in interest paid, and the capital repayment, which reduces the liability to the lessor.

(e) Exploration, research, evaluation, development and construction expenditure

Exploration (including geophysical, topographical, geological and similar type of expenditure), evaluation, development and construction expenditure is written off in the period in which it is incurred, unless it is deemed that such expenditure will lead to a capital project, in which case the expenditure is capitalised and written off over the lesser of the expected useful life of the asset or thirty years.

Once a capital project is approved such expenditure is accumulated for each area of interest or mineral resource and includes direct and indirect expenditure specifically related to that area. Any general and administrative expenditure that does not have connection with an area of interest or mineral resource is written off as incurred.

Development expenditure is carried forward from before the start of production in each area of interest only if it can be recovered from future cash flows or sale of that area of interest. All carried forward development expenditure is written off if the recoverable amount of the mineral resource is less than its present carrying value.

Exploration and evaluation expenditure once written off before development and construction starts is not subsequently capitalised, even if a commercial discovery occurs.

(f) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication that those assets' values have been impaired. If any such indication exists, the assets' recoverable amounts are estimated and compared to their net book value in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. All impairment losses are recognized in the income statement.

The recoverable amount of the Group's investments is their fair value.

The recoverable amount of other assets is the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Inventories

Refined metals

Refined metal inventories are measured at the lower of net cost of production, on the weighted average basis, or net realisable value. The net cost of production per ton or ounce is broadly

determined as follows, for joint products, i.e. nickel, copper, palladium, platinum and gold, are measured by dividing the saleable mine output into the total on-mine, smelting, treatment and refining cost of production less net revenue from sales of by-products in proportion to the contribution of these metals to gross sales revenue.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals are measured at net realizable value.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost, less a provision for obsolete items.

(h) Financial instruments

Financial instruments recognized on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, equity instruments, borrowings, trade and other payables and derivative financial instruments.

Financial instruments are initially measured at cost, including transaction costs when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognized when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at cost on the trade date basis, which is the fair value of the consideration given for them, including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. Investments held-for-trading are included in current assets.

All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement to fair value of investments are recognised in net profit or loss for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Loans receivable

Loans receivable are measured at amortised cost using the effective interest rate method.

Trade and other receivables

Trade and other receivables originated by the Group are measured at amortised cost less provision for doubtful debts.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and cash deposits with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Equity instruments

Equity instruments are initially measured at their cost. Equity instruments are subsequently remeasured to their fair market value.

Borrowings

Loans and borrowings are measured initially at cost, net of any transaction costs incurred. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are subsequently measured at net amortised cost.

Derivative financial instruments

The Group engages in activities using derivatives related to metal prices, these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held for trading.

Derivatives are initially measured at cost and associated transaction costs are charged to the income statement when incurred. Subsequently, these instruments are remeasured to their fair value.

All commodity derivative contracts are marked to market at financial reporting intervals and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognized and included in gains/losses on derivative financial instruments at the time that the contract expires.

Before adoption of IAS 39, the Group's derivatives were recorded at cost with no remeasurement to fair value. Upon adoption and where remeasurement has resulted in an adjustment to the previous, carrying amount this has been shown as a charge to the opening balance of retained earnings as at 1 January 2001 (refer to note 28).

The Group enters into metal lease transactions in terms of which it leases out portions of its refined metal stock to participants in the financial markets. Under these transactions, the Group leases refined metal, and the loan counterparty returns the physical refined metal back to the Group at the end of the term of the contract, plus interest.

The Group retains the risks and rewards of ownership associated with the refined metal on these transactions and these transactions are not reflected as stock movements in the financial statements, and there is no recognition of the loans on the face of the balance sheet. The interest earned is recorded in the category "interest received".

The Group enters into refined metal sales and repurchase agreements as a source of short-term funding. The substance of these transactions is similar to that of secured borrowings and accordingly the liability is recognized at inception based on the consideration received and it is subsequently measured at amortised cost. Interest is recorded in the category "interest paid".

(i) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period during which they are incurred. Once the qualifying capital project has been fully commissioned, the associated borrowing costs are expensed, as and when incurred in the income statement.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases when such foreign exchange differences resulted from severe currency devaluation against which no hedge is possible or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings related directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(j) Provisions

Provisions are recognized when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(k) Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave.

The Group pays injury tax on behalf of its current employees. These contributions are made as the employees render service to the Group. These amounts are expensed in the income statement as and when incurred. The Government reimburses employees for all expenses incurred in the event of injuries at work.

The Group pays unified social tax on behalf of its current employees which is charged against the income statement as and when incurred. The contribution is made as the employees render service to the Group.

Post-employment benefits

(i) Six pensions plan

The Group reimburses retired employees of the Group, previously located in Norilsk industrial region for travel expenses to their place of residence. The Group pays a monthly allowance equal to an amount of six times the State pension benefit payment, for the immediate two years subsequent to their retirement. These monthly allowances are granted at the discretion of the Group's management, providing that the employee had met certain criteria during his working life and within established yearly budgets. The liability is recognized at the date when the Group's management admits the employee to the plan.

(ii) Lifelong professional pension plan

The Group reimburses retired employees of the Group, previously located in Norilsk industrial region for travel expenses to their place of residence. Subsequent to their retirement, the Group pays a monthly allowance equal to an amount of two times the State pension benefit payment for their remaining lives. These monthly allowances are granted at the discretion of the Group's management, providing that the employee had met certain criteria during his working life and within established yearly budgets. The liability is recognized at the date when the Group's management admits the employee to the plan.

These post employment benefits are valued on an annual basis, any adjustments are recorded in income during the period in which they arise. The principal assumptions used in calculating these liabilities relate to:

- the discount rates used in determining the present value of benefits;
- projected rates of remuneration growth; and

- life expectancy of members.

No other post retirement benefits are provided.

(l) Mineral resource tax credits

Until 2002 the Government of the Russian Federation reimbursed part of the exploration costs and ecological charges as deduction from mineral resource taxes payable and ecological charges respectively. These credits are recognized as income over the periods necessary to match them with the related costs, which they are intended to compensate.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Treasury shares

Treasury shares are recorded as a deduction from equity at cost as adjusted for hyperinflation.

(o) Revenue recognition

- Revenue from the sale of metals is recognized when the risks and rewards of ownership are transferred to the buyer. Gross sales revenue represents the net invoiced value for all joint product metals supplied to customers, and excludes sales and value-added taxes.

- Interest is recognized using the effective interest rate method.

- Dividends are recognized when the right to receive payment is established, i.e. on the last day of registration in respect to dividends declared, with the exception of cumulative redeemable preference shares whose dividends are accrued on a daily basis.

(p) Expenses

Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they are due in accordance with lease terms. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

Net financing gains/(losses)

Net financing gains (losses) comprise interest payable on borrowings and finance leases, interest receivable on funds invested, gain or loss on net monetary positions and foreign exchange gains and losses that are recognized in the income statement.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

(q) Dividends declared

Dividends and related taxation thereon are recognized as a liability in the period in which they have been declared and become legally payable.

Dividends are recognized at the date they are declared by the shareholders in general meeting. Accumulated profits legally distributable by the Group are based on amounts available for distribution in accordance with applicable legislation and as reflected in the statutory financial statements of the individual entities that make up the Group. These amounts may differ significantly from the amounts calculated on the basis of IAS.

(r) Segmental information

The Group predominantly operates in a single industry having operations in Russia and Europe. It is engaged in:

- nickel, copper, palladium, platinum and gold production;
- marketing and sales; and
- exploration for these minerals and acquisition of minerals' properties.

Its reportable segments are based on the geographic location of these operations.

3. GROSS METAL SALES REVENUES

2002 – RUR Millions	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Kola Peninsula	**7,760**	6,452	1,020	96	107	85
Taimyr Peninsula	**83,412**	42,651	21,808	4,252	12,188	2,513
Severoeniseysk[1]	**971**	-	-	-	-	971
Other	**6,175**	4,573	-	1,602	-	-
	98,318	**53,676**	**22,828**	**5,950**	**12,295**	**3,569**
By destination						
Russian Federation	**9,913**	2,185	4,159	-	-	3,569
Europe	**71,394**	39,095	16,879	3,826	11,594	-
Asia	**8,046**	6,278	16	1,356	396	-
North America	**8,437**	5,590	1,774	768	305	-
Other	**528**	528	-	-	-	-
	98,318	**53,676**	**22,828**	**5,950**	**12,295**	**3,569**

2001 – RUR Millions (Unaudited)	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Kola Peninsula	**10,302**	8,047	2,073	-	-	182
Taimyr Peninsula	**113,057**	34,192	19,462	41,453	17,289	661
Other	**15,901**	10,931	4,970	-	-	-
	139,260	**53,170**	**26,505**	**41,453**	**17,289**	**843**
By destination						
Russian Federation	**4,234**	1,892	1,478	21	-	843
Europe	**128,507**	45,038	24,748	41,432	17,289	-
Asia	**3,337**	3,337	-	-	-	-
North America	**2,727**	2,448	279	-	-	-
Other	**455**	455	-	-	-	-
	139,260	**53,170**	**26,505**	**41,453**	**17,289**	**843**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

2002 – USD* Millions

By origin	**Total**	**Nickel**	**Copper**	**Palladium**	**Platinum**	**Gold**
Kola Peninsula	**245**	203	32	3	4	3
Taimyr Peninsula	**2,624**	1,342	686	134	383	79
Severoeniseysk[1]	**31**	-	-	-	-	31
Other	**194**	144	-	50	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**
By destination						
Russian Federation	**312**	68	131	-	-	113
Europe	**2,246**	1,230	531	120	365	-
Asia	**253**	198	-	43	12	-
North America	**265**	175	56	24	10	-
Other	**18**	18	-	-	-	-
	3,094	**1,689**	**718**	**187**	**387**	**113**

2001 – USD* Millions (Unaudited)

By origin						
Kola Peninsula	**324**	253	65	-	-	6
Taimyr Peninsula	**3,558**	1,076	613	1,304	544	21
Other	**500**	344	156	-	-	-
	4,382	**1,673**	**834**	**1,304**	**544**	**27**
By destination						
Russian Federation	**135**	60	47	1	-	27
Europe	**4,042**	1,417	778	1,303	544	-
Asia	**105**	105	-	-	-	-
North America	**86**	77	9	-	-	-
Other	**14**	14	-	-	-	-
	4,382	**1,673**	**834**	**1,304**	**544**	**27**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

** USD equivalent figures are provided for information purposes.*

Financial information relating to the Group's consolidated segments as at 31 December 2002 is as follows:

2002 – RUR Millions	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Europe[2]	Total
Segment results						
Revenue from external customers	-	8,700	2,289	971	86,358	**98,318**
Revenue from transactions with other segments	-	65,921	2,931	-	(68,852)	**-**
Operating profit	(1,174)	23,523	352	371	2,628	**25,700**
(Loss) / profit before taxation	(1,712)	25,909	116	340	2,762	**27,415**
Interest income	168	1,885	20	-	84	**2,157**
Interest expense	(58)	(2,934)	(114)	-	(310)	**(3,416)**
Loss on derivative trading transactions	-	-	-	-	(1,718)	**(1,718)**
Significant non-cash items						
Amortisation	(97)	(11,091)	(1,998)	(83)	(3)	**(13,272)**
Other non-cash expense	(556)	(337)	(136)	(8)	-	**(1,037)**
Capital cash expenditures	**(1,906)**	**(9,686)**	**(577)**	**(169)**	**(1)**	**(12,339)**
Carrying amount of segment assets/ (liabilities)						
Property, plant and equipment	7,272	164,454	19,881	8,146	2,051	**201,804**
Net operating assets	(142)	50,446	2,795	1,212	3,131	**57,442**
Total assets	8,263	248,610	26,004	10,789	15,963	**309,629**
Segment liabilities	(1,255)	(62,641)	(5,113)	(142)	(8,328)	**(77,479)**
Average number of employees	968	65,813	17,280	459	25	**84,545**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

[2]Excluding Russian Federation.

2001 – RUR Millions (Unaudited)	Corporate and other	Taimyr Peninsula	Kola Peninsula	Europe[1]	Total
Segment results					
Revenue from external customers	-	57,174	2,293	79,793	**139,260**
Revenue from transactions with other segments	-	57,197	7,466	(64,663)	-
Operating profit	(1,286)	32,766	1,574	510	**33,564**
(Loss) / profit before taxation	(1,471)	57,383	(370)	85	**55,627**
Interest income	169	367	28	125	**689**
Interest expenses	(189)	(2,097)	(338)	(535)	**(3,159)**
Loss on derivative trading transactions	-	-	-	(277)	**(277)**
Significant non-cash items					
Amortisation	(97)	(11,122)	(1,996)	-	**(13,215)**
Other non-cash expenses	(436)	(3,119)	(338)	-	**(3,893)**
Capital cash expenditures	**(2,290)**	**(11,456)**	**(2,956)**	**-**	**(16,702)**
Carrying amount of segment assets/ (liabilities)					
Property, plant and equipment	3,071	167,876	21,308	21	**192,276**
Net operating assets	3,019	38,015	(1,648)	4,792	**44,178**
Total assets	9,496	293,941	28,988	12,691	**345,116**
Segment liabilities	(4,898)	(100,691)	(13,609)	(7,930)	**(127,128)**
Average number of employees	1,782	69,776	17,824	17	**89,399**

[1]Excluding Russian Federation.

2002 – USD* Millions	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Europe[2]	Total
Segment results						
Revenue from external customers	-	274	72	31	2,717	**3,094**
Revenue from transactions with other segments	-	2,074	92	-	(2,166)	**-**
Operating profit	(37)	741	10	12	83	**809**
(Loss) / profit before taxation	(54)	815	4	11	87	**863**
Interest income	5	59	1	-	3	**68**
Interest expense	(1)	(92)	(4)	-	(10)	**(107)**
Loss on derivative trading transactions	-	-	-	-	(54)	**(54)**
Significant non-cash items						
Amortisation	(3)	(348)	(63)	(3)	-	**(417)**
Other non-cash expenses	(17)	(11)	(4)	-	-	**(32)**
Capital cash expenditures	**(60)**	**(305)**	**(18)**	**(5)**	**-**	**(388)**
Carrying amount of segment assets/ (liabilities)						
Property, plant and equipment	229	5,175	626	256	64	**6,350**
Net operating assets	(4)	1,587	88	38	99	**1,808**
Total assets	260	7,824	818	339	502	**9,743**
Segment liabilities	(39)	(1,971)	(162)	(4)	(262)	**(2,438)**

[1]ZAO "Polyus", a gold producer, was acquired with effect from 1 November 2002. Revenues have only been included from the date of acquisition.

[2]Excluding Russian Federation.

2001 – USD* Millions (Unaudited)	Corporate and other	Taimyr Peninsula	Kola Peninsula	Europe[1]	Total
Segment results					
Revenue from external customers	-	1,799	72	2,511	**4,382**
Revenue from transactions with other segments	-	1,800	235	(2,035)	**-**
Operating profit	(40)	1,029	50	16	**1,055**
(Loss) / profit before taxation	(46)	1,805	(12)	3	**1,750**
Interest income	5	12	1	4	**22**
Interest expense	(6)	(65)	(11)	(17)	**(99)**
Loss on derivative trading transactions	-	-	-	(9)	**(9)**
Significant non-cash items					
Amortisation	(3)	(350)	(63)	-	**(416)**
Other non-cash expenses	(14)	(98)	(11)	-	**(123)**
Capital cash expenditures	**(72)**	**(361)**	**(93)**	**-**	**(526)**
Carrying amount of segment assets/ (liabilities)					
Property, plant and equipment	97	5,282	670	1	**6,050**
Net operating assets	95	1,197	(52)	151	**1,391**
Total assets	299	9,249	912	399	**10,859**
Segment liabilities	(154)	(3,167)	(428)	(250)	**(3,999)**

[1]Excluding Russian Federation.

** USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
4. COST OF METAL SALES				
Cash operating costs	45,054	46,784	1,418	1,472
On-mine costs (refer to note 5)	22,682	22,558	714	710
Smelting costs (refer to note 6)	13,148	14,267	414	449
Treatment and refining costs (refer to note 7)	9,224	9,959	290	313
Amortisation of operating assets (refer to note 8)	12,276	11,757	386	370
Other costs (refer to note 9)	9,606	22,896	302	720
Decrease/(increase) in metal inventories	1,640	(5,160)	52	(162)
Production cost of metal delivered to settle the loan from the Ministry of Finance (refer to note 28)	(12,921)	-	(407)	-
Total	**55,655**	**76,277**	**1,751**	**2,400**

5. ON-MINE COSTS

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Consumables and spares	10,086	8,565	317	270
Labour	9,328	10,086	294	317
Utilities	1,023	1,103	32	35
Tailing pipe maintenance and moving	777	729	24	23
Insurance	768	860	24	27
Repairs and maintenance	506	867	16	27
Sundry on-mine costs	194	348	7	11
Total (refer to note 4)	**22,682**	**22,558**	**714**	**710**

6. SMELTING COSTS

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Consumables and spares	5,125	6,388	161	201
Labour	4,775	4,852	150	153
Utilities	1,283	865	40	27
Insurance	801	818	25	26
Repairs and maintenance	655	873	21	27
Tailing pipe maintenance and moving	376	236	12	7
Sundry smelting costs	133	235	5	8
Total (refer to note 4)	**13,148**	**14,267**	**414**	**449**

** USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
7. TREATMENT AND REFINING COSTS				
Consumables and spares	3,426	3,598	108	113
Labour	3,220	3,775	101	119
Platinum group metals toll refining cost	1,492	1,654	47	52
Utilities	709	341	22	11
Repairs and maintenance	240	414	8	13
Insurance	60	81	2	3
Sundry treatment and refining costs	77	96	2	2
Total (refer to note 4)	**9,224**	**9,959**	**290**	**313**
8. AMORTIZATION OF OPERATING ASSETS				
Mining	6,749	6,444	212	203
Smelting	3,998	3,824	126	120
Treatment and refining	1,529	1,489	48	47
Total (refer to note 4)	**12,276**	**11,757**	**386**	**370**
9. OTHER COSTS				
Cost of metals purchased from third parties	6,203	15,901	195	500
Transport of metals	2,006	640	63	20
Tax on mining	1,340	6,355	42	200
Other	57	-	2	-
Total (refer to note 4)	**9,606**	**22,896**	**302**	**720**
10. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES				
Export customs duties	4,641	7,512	146	236
Taxes other than mining and income tax	4,496	4,027	141	127
Salaries and wages	2,501	2,468	79	78
Transport expenses	987	1,701	31	54
Other professional services	663	718	21	23
Legal and audit services	430	185	14	6
Impairment of goodwill	-	158	-	5
Other	4,096	4,451	129	139
Total	**17,814**	**21,220**	**561**	**668**

** USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
11. OTHER NET INCOME / (EXPENSES)				
Bad debts recovered / (expensed)	1,046	(1,104)	32	(35)
Foreign exchange gains/(losses)	527	(820)	17	(26)
Other non-mining entities operating profit	225	630	7	20
Loss on disposal of property, plant and equipment	(396)	(529)	(12)	(17)
Tax penalties	(384)	(7,075)	(12)	(223)
Other	(167)	699	(5)	22
Total	**851**	**(8,199)**	**27**	**(259)**
12. GAINS ON DERIVATIVE TRANSACTIONS				
Gains on embedded derivative				
Gain on settlement of embedded derivative (Ministry of Finance loan, refer to note 28)	5,994	-	188	-
Gain on fair valuation of embedded derivative (Ministry of Finance loan, refer to note 28)	2,561	26,187	81	824
	8,555	**26,187**	**269**	**824**
Metal trading				
Realized trading loss	(1,177)	(588)	(37)	(19)
Unrealised trading (loss)/profit	(541)	311	(17)	10
Total	**6,837**	**25,910**	**215**	**815**
13. NET FINANCE (COSTS) / INCOME				
Interest received	2,157	689	68	22
Dividends received	619	1	19	-
Net monetary gain	368	7,319	12	230
Loss on disposal of investments	(156)	(2,988)	(5)	(95)
Profit on trading equity securities	142	1,434	4	45
Interest expense	(3,416)	(3,159)	(107)	(99)
Other	(203)	691	(6)	22
Total	**(489)**	**3,987**	**(15)**	**125**

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

14. OTHER NON-OPERATING EXPENSES

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Expenses on maintenance of social sphere facilities	(1,952)	(2,714)	(61)	(85)
Donations	(2,831)	(5,302)	(89)	(167)
Other	150	182	4	7
Total	**(4,633)**	**(7,834)**	**(146)**	**(245)**

15. TAXATION

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Current tax expense				
Current year	(6,117)	(13,900)	(193)	(437)
Deferred tax expense				
Current year	(2,970)	(3,100)	(93)	(98)
Effect of changes in domestic tax rates	-	1,003	-	32
Total deferred tax expense	**(2,970)**	**(2,097)**	**(93)**	**(66)**
Total income tax expense	**(9,087)**	**(15,997)**	**(286)**	**(503)**

The tax rates applied in Russia to assessable income for the year ended 31 December 2002 and 2001 were 24% and 35% respectively. In 2001, the Russian regional tax authorities in the region where the Group's main production assets are located elected not to apply the additional regional tax of 5%. As a result the tax rate applied to the Group's assessable income in this region was 30%.

The charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Profit before tax	27,415	55,627	863	1,750
Notional income tax at 24% (2001 - 30%)	(6,580)	(16,688)	(207)	(525)
Effect of changes in tax rate	-	1,003	-	32
Adjustments to previous periods	(236)	-	(7)	-
Impact of specific tax rates	(68)	78	(2)	2
Tax effect of permanent differences	(2,885)	(9,378)	(91)	(295)
Income tax concessions	682	8,988	21	283
Total income tax expense	**(9,087)**	**(15,997)**	**(286)**	**(503)**

* *USD equivalent figures are provided for information purposes.*

Deferred tax assets and liabilities

Movement in deferred tax assets and liabilities during the year:

RUR Millions	2001 (Unaudited)	Recognized in tax expense	Change in deferred tax (liability) asset due to acquisition of subsidiary	Recognized in gain on monetary position	2002
Property, plant and equipment	(20,780)	(1,985)	(1,604)	-	(24,369)
Accrued operating expenses	1,528	189	-	(213)	1,504
Bad debt provision	1,576	(526)	19	(173)	896
Inventory valuation	(520)	(2,622)	(45)	-	(3,187)
Difference between cash and accrual basis	(2,878)	2,205	-	229	(444)
Interest-bearing loans and borrowings	3,692	(3,441)	-	(251)	-
Tax losses carried forward	-	207	9	(15)	201
Other	81	(45)	21	22	79
Valuation allowance	(3,388)	3,048	-	238	(102)
Net deferred tax liability position	**(20,689)**	**(2,970)**	**(1,600)**	**(163)**	**(25,422)**
Represented by:					
Deferred tax assets	**115**				**136**
Deferred tax liabilities	**(20,804)**				**(25,558)**

USD* Millions	2001 (Unaudited)	Recognized in tax expense	Change in deferred tax (liability) asset due to acquisition of subsidiary	Recognized in gain on monetary position	2002
Property, plant and equipment	(654)	(62)	(52)	-	(768)
Accrued operating expenses	48	6	-	(7)	47
Bad debt provision	50	(17)	1	(6)	28
Inventory valuation	(16)	(83)	(1)	-	(100)
Difference between cash and accrual basis	(91)	69	-	8	(14)
Interest-bearing loans and borrowings	116	(108)	-	(8)	-
Tax losses carried forward	-	7	-	-	7
Other	3	(1)	1	1	4
Valuation allowance	(107)	96	-	7	(4)
Net deferred tax liability position	**(651)**	**(93)**	**(51)**	**(5)**	**(800)**
Represented by:					
Deferred tax assets	**4**				**4**
Deferred tax liabilities	**(655)**				**(804)**

** USD equivalent figures are provided for information purposes.*

16. EARNINGS PER SHARE

The calculation of basic attributable earnings per share is based on profit attributable to ordinary shareholders of RUR 18,567 million (USD* 584 million) (2001: RUR 39,262 million, USD* 1,235 million) and a weighted average of 210,643,516 (2001: 172,598,092) ordinary shares of MMC Norilsk Nickel in issue during the year and the weighted net results of the reorganization of the Group, calculated as follows:

	2002 Shares '000	2001 (Unaudited) Shares '000
Ordinary shares		
At beginning of the year, net of treasury shares	208,098	77,903
Re-issue from treasury shares in full	2,545	-
Effect of re-organisation of the Group - weighted	-	94,695
Weighted average number of ordinary shares	**210,643**	**172,598**

The calculation of fully diluted attributable earnings per share is based on profit attributable to ordinary shareholders of RUR 18,567 million (USD* 584 million) (2001: RUR 39,262 million, USD* 1,235 million) and a diluted weighted average number of ordinary shares in issue during the year calculated as follows:

	2002	2001
Weighted average number of ordinary shares	210,643	172,598
Effect of re-organisation of the Group	-	38,045
Fully diluted weighted average number of ordinary shares	**210,643**	**210,643**

The calculation of basic and fully diluted headline earnings per share has been calculated on a profit attributable to ordinary shareholders of RUR 10,012 million (USD* 315 million) (2001: RUR 13,075 million, USD* 411 million) adjusted for the non-recurring profit realized in the revaluation and settlement of the loan with the Ministry of Finance of RUR 8,555 million (USD* 269 million) (2001: RUR 26,187 million, USD* 824 million) and a weighted average number of ordinary shares of 210,643,516 (2001: 172,598,092) and a fully diluted weighted average number of ordinary shares of 210,643,516 (2001:210,643,516) (refer to notes 1 and 24).

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
17. DIVIDENDS				
On 30 June 2002 the Company declared a dividend of RUR 5,005 million (non-indexed for inflation) (USD* 159 million) in respect of the year ended 31 December 2001. The dividend was paid to shareholders during the year. The dividend comprised RUR 23.4 (non-indexed for inflation) (USD* 0,74) per ordinary share.	5,372	259	169	8

18. PROPERTY, PLANT AND EQUIPMENT

2002 - RUR Millions	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction in progress	Total
Cost / valuation					
Balance at 31 December 2001 - unaudited At valuation	107,028	48,757	1,553	34,938	192,276
Additions at cost	-	-	-	11,153	11,153
Assets acquired on acquisition of subsidiaries	9,368	2,463	49	290	12,170
Transfers from capital work in progress	3,019	7,939	845	(11,803)	-
Disposals	(253)	(102)	(29)	(139)	(523)
Balance at 31 December 2002	119,162	59,057	2,418	34,439	215,076
Accumulated amortisation					
Balance at 31 December 2001 - unaudited	-	-	-	-	-
Amortisation charge for the year	(6,810)	(6,291)	(171)	-	(13,272)
Balance at 31 December 2002	(6,810)	(6,291)	(171)	-	(13,272)
Net book value					
31 December 2001 - unaudited	107,028	48,757	1,553	34,938	192,276
31 December 2002	112,352	52,766	2,247	34,439	201,804

* *USD equivalent figures are provided for information purposes.*

2002 - USD* Millions	Buildings, structures and utilities	Machinery, equipment and transport	Other	Construction in progress	Total
Cost / valuation					
Balance at 31 December 2001 At valuation - unaudited	3,368	1,534	49	1,099	6,050
Additions at cost	-	-	-	351	351
Assets acquired on acquisition of subsidiaries	294	78	1	9	382
Transfers from capital work in progress	95	249	27	(371)	-
Disposals	(8)	(3)	(1)	(4)	(16)
Balance at 31 December 2002	3,749	1,858	76	1,084	6,767
Amortisation					
Balance at 31 December 2001 - unaudited	-	-	-	-	-
Amortisation charge for the year	(214)	(198)	(5)	-	(417)
Balance at 31 December 2002	(214)	(198)	(5)	-	(417)
Net book value					
31 December 2001 - unaudited	3,368	1,534	49	1,099	6,050
31 December 2002	3,535	1,660	71	1,084	6,350

Corresponding information relating to 2001

No corresponding information relating to the rollforward of property, plant and equipment for the year ended 31 December 2001 has been presented, as property, plant and equipment was valued at 31 December 2001.

Non-mining assets

Included in the above are non-mining assets with a book value of RUR 9,336 million (USD* 294 million) (2001: RUR 2,494 million USD* 78 million).

Leased assets

The Group leases production equipment under a number of finance lease agreements (refer note 26). At the end of the term of the lease the Group takes automatic ownership of the asset. The carrying amount of leased plant and machinery as at 31 December 2002 was RUR 956 million (USD* 31 million) and RUR 1,151 million (USD* 36 million) as at 31 December 2001. The leased equipment secures lease obligations (refer note 26).

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
19. OTHER FINANCIAL ASSETS				
Non-current				
Equity securities available-for-sale	1,214	105	38	3
Equity investments	1,731	2,312	55	73
Other	379	382	12	12
	3,324	**2,799**	**105**	**88**
Current				
Equity securities available-for-sale	45	6,546	2	206
Debt securities held-for-trading	278	175	8	6
Loans advanced	466	247	15	8
Bank deposits (roubles)	508	842	16	27
Promissory notes	1,504	4,738	47	147
Other	199	81	6	3
	3,000	**12,629**	**94**	**397**
Total	**6,324**	**15,428**	**199**	**485**

20. INVENTORIES

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Refined metals				
Joint products at net production cost	26,144	26,498	822	834
By-products at net realisable value	1,164	1,023	37	32
Work-in-process, at production cost	8,442	9,869	266	311
Total metal inventories	**35,750**	**37,390**	**1,125**	**1,177**
Stores and materials at cost	23,301	30,770	733	968
Less: Provision for obsolescence	(716)	(1,049)	(22)	(33)
Total	**58,335**	**67,111**	**1,836**	**2,112**

By-product inventory with a net realizable value of RUR 617 million (USD* 20 million) has been provided as security for an overdraft of RUR 81 million (USD* 3 million) from ING, Belgium.

Nickel inventory with a cost of RUR 5,449 million (USD* 173 million) has been provided as security for a loan of RUR 6,366 million (USD* 200 million) from a syndicate of banks (refer to note 25).

Metal inventory with a cost of RUR 6,595 million (USD* 221 million) has been provided as security for the overdraft banking facilities of RUR 8,263 million (USD* 260 million) received from the following banks: ING Belgium, ING Switzerland, Banque Cantonale Vaudoise (Lausanne), West LB AG (London), BNP Paribas Suisse (Geneva), ABN Amro (Amsterdam), Natexis Banques Populaires (Paris) (refer to note 33).

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
21. TRADE ACCOUNTS AND OTHER RECEIVABLES				
Trade accounts receivable	6,782	8,276	213	260
Advances to suppliers	4,609	8,203	145	258
Promissory notes	61	1,057	2	33
Other receivables	5,198	6,841	164	216
Total	16,650	24,377	524	767
Less: Provision for doubtful debts	(5,330)	(5,833)	(168)	(184)
Total	**11,320**	**18,544**	**356**	**583**
22. OTHER CURRENT ASSETS				
VAT recoverable	13,936	19,034	438	599
Other taxes	2,638	-	83	-
Other	1,669	1,537	53	48
Total	**18,243**	**20,571**	**574**	**647**
23. CASH AND CASH EQUIVALENTS				
Restricted cash (see below)	5,104	22,644	161	713
Current accounts - RUR	1,027	2,609	32	82
- foreign currency	1,075	2,002	34	63
Bank deposits - RUR	758	2,079	24	65
- foreign currency	3,918	383	123	12
Cash in hand	186	249	6	9
Cash at brokers current account - foreign currency	1,363	1,026	43	32
Other cash equivalents	36	79	1	2
	13,467	**31,071**	**424**	**978**
Less: Bank overdrafts (refer to note 33)	(6,950)	(6,047)	(219)	(190)
Net cash and cash equivalents	**6,517**	**25,024**	**205**	**788**

The Group maintains large non-interest bearing cash balances with related commercial banks, which in turn provide borrowings at an interest rate of 18 % per annum (2001: 1.5 % per annum) to subsidiaries of the Group. The cash balances are restricted from use for the duration of the loan agreements.

* *USD equivalent figures are provided for information purposes.*

	2002 Shares '000	2001 (Unaudited) Shares '000

24. SHARE CAPITAL AND TREASURY SHARES

This note is to be read in conjunction with notes 1 and 40.

(i) Share capital

	2002 Shares '000	2001 (Unaudited) Shares '000
Authorized share capital		
Ordinary shares of RUR 1 each.	260,171	260,171
Issued and fully paid share capital		
Ordinary shares at the beginning of the year	213,906	122,472
Issue of ordinary shares on 23 May 2001 (refer to note 40 (iv))	-	130,195
Ordinary shares at the end of the year	213,906	252,667
Shares cancelled on completion of reorganization (refer to note 40 (v))	-	(38,761)
Ordinary shares at completion of reorganization	**213,906**	**213,906**
Less: Treasury shares held by the Group	(3,263)	(5,808)
Net ordinary shares at completion of reorganization	**210,643**	**208,098**

The share capital recorded in the balance sheet represents 213,906 thousand shares at a par value of RUR 1 each, indexed to the equivalent 2002 value in terms of IAS 29.

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
(ii) Treasury shares				
The treasury shares were acquired by the Group, during the reorganization, at a cost of RUR 1.43 (non-indexed for inflation) (USD* 0.04) per share (a premium of RUR 0.43 (non-indexed for inflation) (USD* 0.01) per share above par value).				
Balance at the beginning of the year	(10)	(543)	-	(17)
Replacement of parent company (refer to note 40 (v))	-	533	-	17
Re-issue from treasury shares (refer to note 40 (v))	5	-	-	-
Balance at the end of the year	**(5)**	**(10)**	**-**	**-**

	2002 Shares '000	2001 (Unaudited) Shares '000
Held at the beginning of the year (refer to note 40 (v))	5,808	44,569
Shares cancelled on completion of reorganization (refer to note 40 (v))	-	(38,761)
Re-issue from treasury shares (refer to note 40 (v))	(2,545)	-
Held at the end of the year	**3,263**	**5,808**

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
25. LONG-TERM BORROWINGS				
Syndicated loan from Credit Swiss First Boston International, ING Bank, Standard Bank London Limited and Natexis Banques Popularies.	6,366	-	200	-
A US dollar denominated loan, interest is charged at LIBOR plus 2% per annum. The loan is repayable in nine equal instalments, every three months commencing in June 2003, with a final instalment due in June 2005. The loan is secured by 60,000 tons of nickel (refer to note 20)				
Loan from Agropromstroybank.	-	520	-	16
A US dollar denominated loan. Interest is charged at 6% per annum. The loan was repaid in April 2002.				
Other long-term borrowings	287	159	9	5
	6,653	**679**	**209**	**21**
Less: Current portion repayable in 12 months and shown under current liabilities	(2,128)	(520)	(67)	(16)
	4,525	**159**	**142**	**5**
The long-term borrowings are repayable as follows:				
Due on demand or within 12 months	2,128	520	67	16
Due in the second year	3,123	159	98	5
Due in years three to five	1,402	-	44	-
	6,653	**679**	**209**	**21**

** USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

26. CAPITALISED FINANCIAL LEASES

(i) Financial lease liabilities

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Non-current				
Liability denominated in RUR	106	246	3	8
Liability denominated in foreign currency	42	57	2	2
	148	**303**	**5**	**10**
Current				
Liability denominated in RUR	189	215	6	7
Liability denominated in foreign currency	24	108	1	3
	213	**323**	**7**	**10**
Total	**361**	**626**	**12**	**20**

The average weighted interest rates implied in calculating present values of financial leases in 2002 was 15% (2001-18%) for RUR denominated leases and15% (2001-15%) for USD denominated leases.

The gross value, inclusive of finance charges, of future minimum finance lease payments due under non-cancelable lease contracts are:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Due within 12 months	271	456	9	14
Due in the second year	103	207	3	7
Due in the third year	42	111	2	4
Due in the fourth year	12	45	-	1
Due in the fifth year	10	12	-	-
Due after five years	16	28	1	1
	454	859	15	27
Less: Amount representing interest	(93)	(233)	(3)	(7)
Present value of minimum lease payments	**361**	**626**	**12**	**20**

The present value of future minimum finance lease payments due under non-cancelable lease contracts are:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Due within 12 months	213	323	7	10
Due in the second year	83	144	2	5
Due in the third year	34	90	2	3
Due in the fourth year	8	37	-	1
Due in the fifth year	8	8	-	-
Due after five years	15	24	1	1
Present value of minimum lease payments	**361**	**626**	**12**	**20**

* *USD equivalent figures are provided for information purposes.*

The lease obligations are secured by leased equipment with a carrying value of RUR 956 million (USD* 31 million) (2001: RUR 1,151 million, USD* 36 million) (refer to note 18).

(ii) Operating leases

The Group leases buildings and office space under operating lease agreements.

The land within the boundaries of the Russian Federation on which the Group's buildings, production and other facilities are located is owned by the State. The Group pays land tax based on the total area and location of land occupied.

The Group's future minimum operating lease payments:

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Due within 12 months	188	250	6	8
Due in the second year	5	-	-	-
	193	**250**	**6**	**8**

27. EMPLOYEE BENEFITS

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Non-current				
Six pensions plan	86	107	3	3
Lifelong professional pension plan	360	114	12	4
	446	221	15	7
Less: Current portion:				
Six pensions plan	(62)	(89)	(2)	(3)
Lifelong professional pension plan	(59)	(18)	(2)	(1)
Total non-current employee benefits	**325**	**114**	**11**	**3**
Current				
Accrual for annual leave	4,662	6,309	146	198
Add: Current portion of non-current employee benefits	121	107	4	4
Total current employee benefits	**4,783**	**6,416**	**150**	**202**

The average number of employees for the year ended 31 December 2002 was 84,545 (2001: 89,399).

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions

Defined benefit plans

(i) *Six pensions plan*

Number of members	2002 Members	2001 (Unaudited) Members
At the beginning of the year	2,317	6,121
Additions	485	424
Retirements	(1,868)	(4,228)
At the end of the year	**934**	**2,317**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Movements in the liability of the year:				
Opening balance of liability	107	398	3	13
Revaluation of opening liability	(15)	(63)	-	(2)
Liability raised	102	74	3	2
IAS 29 inflationary adjustment	1	20	-	-
Payments to members	(109)	(322)	(3)	(10)
Closing balance of liability	**86**	**107**	**3**	**3**
Amounts recognized in income in respect of the plan:				
Revaluation of opening liability	15	63	-	2
Liability raised	(102)	(74)	(3)	(2)
IAS 29 inflationary adjustment	(1)	(20)	-	-
Net expense	**(88)**	**(31)**	**(3)**	**-**

(ii) Lifelong professional pension plan

Number of members	2002 Members	2001 (Unaudited) Members
At the beginning of the year	290	-
Additions	757	290
At the end of the year	**1,047**	**290**

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Movements in the liability of the year:				
Opening balance of liability	114	-	4	-
Revaluation of opening liability	(15)	-	-	-
Liability raised	259	112	8	4
Interest accrued	45	12	1	-
Payments to members	(43)	(10)	(1)	-
Closing balance of liability	**360**	**114**	**12**	**4**

* *USD equivalent figures are provided for information purposes.*

	2002	2001 (Unaudited)	2002	2001 (Unaudited)
	RUR Millions	RUR Millions	USD* Millions	USD* Millions
Amounts recognized in income in respect of the plan:				
Revaluation of opening liability	15	-	-	-
Liability raised	(259)	(112)	(8)	(4)
Interest accrued	(45)	(12)	(1)	-
Net expense	**(289)**	**(124)**	**(9)**	**(4)**

Key assumptions used:	**2002**	**2001**
Discount rates used in determining the present value of benefits	17.1%	17.1%
Projected rates of remuneration growth	6.3%	6.3%
Average life expectancy of members from date of retirement	15 years	15 years

28. LOAN FROM MINISTRY OF FINANCE

During 1994-1995 the Group received a loan from the Ministry of Finance of the Russian Federation to finance the "Summer Purchasing Campaign" for the Norilsk production region. The loan was received in US dollars and accrued simple interest at 3% per annum, payable in metal at the maturity of the loan agreement.

Before 1 January 2001 the Group recognized only the host contract (the cash loan) in its financial statements. Subsequent to the adoption of IAS 39 on 1 January 2001 the Group remeasured the host contract with the Ministry of Finance and recognized an embedded derivative contained therein. The recognition of the embedded derivative, upon the adoption of IAS 39, has been recorded as an adjustment to accumulated profit on 1 January 2001.

The loan was fully settled on 28 August 2002 by physical delivery of metal to the Ministry of Finance of the Russian Federation.

* *USD equivalent figures are provided for information purposes.*

RUR Millions	Total fair value	Host contract	Embedded derivative
Balance at 31 December 2000, before recognition of fair value of embedded derivative - unaudited	**8,890**	**8,890**	**-**
Mark to market adjustment of embedded derivative as at 1 January 2001	46,538	-	46,538
Balance at 1 January 2001, after recognition of fair value of embedded derivative - unaudited	**55,428**	**8,890**	**46,538**
Interest charged for the year	954	218	736
Gain on fair valuation of the derivative (refer to note 12)	(26,187)	-	(26,187)
Net monetary gain on the loan	(6,644)	(893)	(5,751)
Balance at 31 December 2001 - unaudited	**23,551**	**8,215**	**15,336**
Interest charged for the period	307	130	177
Gain on fair valuation of the derivative, immediately prior to settlement (refer to note 12)	(2,561)	-	(2,561)
Net monetary gain on the loan	(2,382)	(397)	(1,985)
Balance at 28 August 2002, date of settlement	**18,915**	**7,948**	**10,967**
Less: Production cost of metal delivered (refer to note 4)	12,921	7,948	4,973
Gain on settlement of the loan (refer to note 12)	**5,994**	**-**	**5,994**
USD* Millions			
Balance at 31 December 2000, before recognition of fair value of embedded derivative - unaudited	**280**	**280**	**-**
Mark to market adjustment of embedded derivative as at 1 January 2001	1,464	-	1,464
Balance at 1 January 2001, after recognition of fair value of embedded derivative - unaudited	**1,744**	**280**	**1,464**
Interest charge for the year	32	9	23
Gain on fair valuation of the derivative (refer to note 12)	(824)	-	(824)
Net monetary gain on the loan	(211)	(29)	(182)
Balance at 31 December 2001 - unaudited	**741**	**260**	**481**
Interest charged for the period	10	4	6
Gain on fair valuation of the derivative, immediately prior to settlement (refer to note 12)	(81)	-	(81)
Net monetary gain on the loan	(75)	(13)	(62)
Balance at 28 August 2002, date of settlement	**595**	**251**	**344**
Less: Production cost of metal delivered (refer to note 4)	407	251	156
Gain on settlement of the loan (refer to note 12)	**188**	**-**	**188**

** USD equivalent figures are provided for information purposes.*

29. DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business the Group enters into transactions using derivative instruments traded on the London Metals Exchange ("LME"). The Group enters into these transactions for the purpose, in some cases, of hedging its above ground stock, and, in other cases, with a trading intent.

Because the derivative transactions entered into with a hedging intent are not formally designated as hedges, in line with the requirements of International Accounting Standards, they do not meet the criteria for the application of hedge accounting. Accordingly, all transactions and balances related to LME activities are accounted for as transactions entered into with a trading intent.

Commodity derivatives

31 December 2002
The Group had the following open commodity derivative contracts:

Contract type	Buys Tons '000	Sells Tons '000	Net open position Tons '000	Fair value RUR Millions	Fair value USD* Millions
Commodity futures					
Copper futures[1]	38	(38)	-	63	2
Nickel futures[2]	55	(83)	(28)	(318)	(10)
Commodity options					
Copper call options[3]	-	-	-	-	-
Nickel call options[4]	-	(4)	(4)	(127)	(4)
Total	**93**	**(125)**	**(32)**	**(382)**	**(12)**

1. Copper futures are listed and traded on the LME. The lot size included in buys, sells and net position above is 25 tonnes.
2. Nickel futures are listed and traded on the LME. The lot size included in buys, sells and net position above is 6 tonnes.
3. Copper options are listed and traded on the LME. The lot size included in buys, sells and net position above is 50 tonnes.
4. Nickel options are listed and traded on the LME. The lot size included in buys, sells and net position above is 6 tonnes.

The maturity profile of the net positions in commodity derivatives at 31 December 2002 was:

Contract type	Total Tons '000	0-3 Months Tons '000	4-6 Months Tons '000	7-12 Months Tons '000
Copper futures	-	-	-	-
Nickel futures	(28)	(28)	-	-
Copper options	-	-	-	-
Nickel options	(4)	(4)	-	-
Total	**(32)**	**(32)**	-	-

* *USD equivalent figures are provided for information purposes.*

31 December 2001 (unaudited)
The Group had the following open commodity derivative contracts:

Contract type	Buys Tons '000	Sells Tons '000	Net open position Tons '000	Fair value RUR Millions	Fair value USD* Millions
Commodity futures					
Copper futures [1]	2	(40)	(38)	31	1
Nickel futures [2]	27	(36)	(9)	255	8
Commodity options					
Copper call options [3]	-	(2)	(2)	-	-
Nickel call options [4]	6	(1)	5	(286)	(9)
Total	35	(79)	(44)	-	-

The maturity profile of the net positions in commodity derivatives at 31 December 2001 was:

Contract type	Total Tons '000	0-3 Months Tons '000	4-6 Months Tons '000	7-12 Months Tons '000
Copper futures	(38)	(38)	-	-
Nickel futures	(9)	(5)	(2)	(2)
Copper options	(2)	(2)	-	-
Nickel options	5	6	(1)	-
Total	(44)	(39)	(3)	(2)

The mark to market valuation is determined by reference to the closing price quoted on the LME, for each of the contract types that are outstanding as at the year-end date. The fair value adjustment is determined as the difference between the dealing price and the closing price quoted on the LME as at the year-end date.

Fair value of derivative transactions

31 December 2002
The fair value of the open commodity derivative contracts set out above was:

Contract type	Positive mark to market RUR Millions	Negative mark to market RUR Millions	Net mark to market RUR Millions	Positive mark to market USD* Millions	Negative mark to market USD* Millions	Net mark to market USD* Millions
Copper futures	63	-	63	2	-	2
Nickel futures	381	(699)	(318)	12	(22)	(10)
Copper call options	-	-	-	-	-	-
Nickel call options	-	(127)	(127)	-	(4)	(4)
	444	**(826)**	**(382)**	**14**	**(26)**	**(12)**

* *USD equivalent figures are provided for information purposes.*

31 December 2001 (unaudited)

The fair value of the open commodity derivative contracts set out above was:

Contract type	Positive mark to market RUR Millions	Negative mark to market RUR Millions	Net mark to market RUR Millions	Positive mark to market USD* Millions	Negative mark to market USD* Millions	Net mark to market USD* Millions
Copper futures	62	(31)	31	2	(1)	1
Nickel futures	572	(317)	255	18	(10)	8
Copper call options	-	-	-	-	-	-
Nickel call options	-	(286)	(286)	-	(9)	(9)
	634	**(634)**	**-**	**20**	**(20)**	**-**

Due to the fact that the Group has entered into legally enforceable netting agreements with its counterparties covering its transactions in derivatives on the LME, the mark to market valuation of derivative instruments are presented on a netted basis.

30. SHORT-TERM BORROWINGS

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
USD denominated short-term borrowings	6,446	7,311	203	230
RUR denominated short-term borrowings	5,701	27,863	179	877
Total	**12,147**	**35,174**	**382**	**1,107**

The interest rates on these borrowings vary as follows:

- RUR denominated borrowings for 2002 – from 14% to 18% per annum (2001 – from 1.5% to 19% per annum).
- USD denominated borrowings for 2002 – from LIBOR + 3.3% to 9.5% (2001 – from 7.4% to 12%) per annum

Fiduciary loans included in the above balances of RUR 5,087 million (USD* 161 million) (2001: RUR 21,129 million, USD* 665 million) are secured for the duration of the loans, by cash balances (refer to note 23).

* *USD equivalent figures are provided for information purposes.*

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
31. TRADE ACCOUNTS AND OTHER PAYABLES				
Trade creditors	6,730	11,591	212	365
Wages and salaries	1,257	1,336	40	42
Advances from customers	238	188	7	6
Interest payable	45	103	1	3
Dividends payable	62	21	2	1
Promissory notes	436	3,707	14	116
Other creditors	1,587	3,702	49	116
Total	**10,355**	**20,648**	**325**	**649**
32. TAXES PAYABLE				
Taxes payable	6,901	7,879	218	248
Unified social tax	1,244	1,025	39	32
Fines and penalties payable	1,820	4,165	57	131
Total	**9,965**	**13,069**	**314**	**411**
33. BANK OVERDRAFTS				
Foreign currency denominated bank overdrafts	**6,950**	**6,047**	**219**	**190**

The weighted average interest rates for bank overdrafts for 2001 and 2002 are LIBOR+1.25%.

Metal inventory of by-products with a net realizable value of RUR 617 million (USD* 20 million) has been provided as security for the overdraft of RUR 81 million (USD* 3 million) from ING.

Metal inventory with a cost of RUR 6,595 million (USD* 221 million) has been provided as security for the overdraft banking facilities of RUR 8,263 million (USD* 260 million) received from the following banks: ING Belgium, Brussels, Geneva Branch, Banque Cantonale Vaudoise (Lausanne), West LB AG (London), BNP Paribas Suisse (Geneva), ABN Amro (Amsterdam), Natexis Banques Populaires (Paris).

* *USD equivalent figures are provided for information purposes.*

34. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOW FROM OPERATIONS	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Profit before taxation	**27,415**	**55,627**	**863**	**1,750**
Adjustments for:				
Interest expense	3,416	3,159	107	99
Amortization	13,272	13,215	417	416
Impairment of goodwill	-	158	-	5
Loss on disposal of property, plant and equipment	396	529	12	17
Loss from other investments	156	2,988	5	95
Gain on trading equity securities	(142)	(1,434)	(4)	(45)
Unrealised loss (gain) on derivative transactions	541	(311)	17	(10)
Change in fair value of embedded derivative	(2,561)	(26,187)	(81)	(824)
Gain on settlement of embedded derivative	(5,994)	-	(188)	-
Gain on net monetary position on financing and investing activities	(2,476)	(9,459)	(78)	(299)
Operating profit before working capital changes	**34,023**	**38,285**	**1,070**	**1,204**
Increase in inventories	(3,282)	(26,811)	(103)	(843)
Decrease in trade and other receivables	7,963	23,057	251	726
(Decrease)/increase in trade and other payables	(11,510)	2,431	(362)	76
Decrease/(increase) in current investments	3,283	(5,563)	103	(175)
Decrease/(increase) in other current assets	2,526	(11,575)	79	(364)
Decrease in employee benefits	(1,422)	(1,641)	(45)	(52)
(Decrease)/increase in taxes payable	(1,551)	1,008	(49)	32
Cash flow from operations	**30,030**	**19,191**	**944**	**604**

* *USD equivalent figures are provided for information purposes.*

35. ACQUISITION OF SUBSIDIARIES

	2002 RUR Millions	2001 (Unaudited) RUR Millions	2002 USD* Millions	2001 (Unaudited) USD* Millions
Net assets acquired:				
Property, plant and equipment	12,170	-	382	-
Inventories	865	-	27	-
Trade and other receivables	1,075	-	34	-
Bank and cash balances	67	-	2	-
Other assets	199	-	6	-
Loans and borrowings	(859)	-	(27)	-
Trade payables	(1,117)	-	(35)	-
Deferred taxation	(1,600)	-	(50)	-
Other payables	(80)	-	(2)	-
Net assets at date of acquisition	10,720	-	337	-
Minority interest	(1,663)	-	(52)	-
Groups' share of net assets	9,057	-	285	-
Negative goodwill – written off	(329)	-	(10)	-
Total consideration	8,728	-	275	-
Satisfied by cash	(8,728)	-	(275)	-
Net cash outflow arising on acquisition:				
Cash consideration	(8,728)	-	(275)	-
Bank balance and cash acquired	67	-	2	-
Net cash outflow on acquisition of subsidiaries	**(8,661)**	**-**	**(273)**	**-**

During 2002 the following subsidiaries were acquired:

(i) Yenisey River Shipping Company – 24% to 44%

On 1 October 2002, the Group acquired an additional 20% stake in the share capital of the Yenisey River Shipping Company for a cash consideration of RUR 537 million (indexed Roubles) (USD* 17 million) bringing its total share holding to 44%. The 44% represents 52% of the voting power of the company and therefore it has been consolidated as control exists. This transaction has been accounted for by the purchase method of accounting.

Yenisey River Shipping Company contributed RUR 9 million (USD* 0.2 million) of profit before tax for the period between the date of acquisition and the balance sheet date.

(ii) Gold Mining Company Polyus ("Polyus") - 100%

On 1 November 2002, the Group acquired 100% of the issued share capital of Polyus for cash consideration of RUR 7,397 million indexed Roubles (USD* 233 million). This transaction has been accounted for by the purchase method of accounting.

* *USD equivalent figures are provided for information purposes.*

Polyus contributed RUR 971 million (USD* 30 million) of revenue and RUR 583 million (USD* 18 million) of profit before tax for the period between the date of acquisition and the balance sheet date.

(iii) Kraus-M – 60%

As at 31 December 2002, the Group acquired 60% of the issued share capital of Kraus-M for a cash consideration of RUR 795 million (USD*25 million). This transaction has been accounted for by the purchase method of accounting.

Kraus-M did not contribute any revenues or profits to the current year as the company was acquired on 31 December 2002.

(iv) Torpedo-Zil - 55%

On 31 December 2002, the Group acquired 55% of the issued share capital of Torpedo-Zil for cash consideration of RUR 13 thousand (indexed Roubles) (USD* 409). This transaction has been accounted for by the purchase method of accounting.

Torpedo-Zil did not contribute any revenues or profits to the current year as the company was acquired on 31 December 2002.

** USD equivalent figures are provided for information purposes.*

36. RELATED PARTIES

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchases and service transactions with its ultimate holding company, its fellow subsidiaries and associates. Material related party transactions not dealt with elsewhere in the financial statements were as follows:

	Sale of goods	Purchase of goods	Purchase of services	Investments in related parties	Interest bearing loans and borrowings from related parties	Fiduciary loans and borrowings from related parties	Fiduciary investments / cash deposits in related parties	Trade receivables owned by related parties	Trade payables owned to related parties
2002 - RUR Millions									
With ultimate holding company	50	1,924	1,986	1,045	-	5,065	-	1,063	422
With fellow subsidiaries and associates	-	-	-	761	135	22	5,104	3,348	130
	50	1,924	1,986	1,806	135	5,087	5,104	4,411	552
2001 - RUR Millions - unaudited									
With ultimate holding company	967	75	52	-	-	19,943	-	1,138	2
With fellow subsidiaries and associates	529	-	-	1,398	-	1,186	22,644	3,507	194
	1,496	75	52	1,398	-	21,129	22,644	4,645	196
2002 – USD* Millions									
With ultimate holding company	2	61	62	33	-	160	-	33	13
With fellow subsidiaries and associates	-	-	-	23	4	1	161	105	4
	2	61	62	56	4	161	161	138	17
2001 – USD* Millions - unaudited									
With ultimate holding company	30	2	2	-	-	628	-	36	-
With fellow subsidiaries and associates	16	-	-	44	-	37	713	111	6
	46	2	2	44	-	665	713	147	6

* *USD equivalent figures are provided for information purposes.*

37. COMMITMENTS

(i) Capital commitments

The total capital expenditure of the Group for the year ending 31 December 2003 is estimated to be RUR 11,186 million (USD* 352 million), which includes the following:

	RUR Millions	USD* Millions
Mining	4,004	126
Enrichment	953	30
Metallurgy	4,576	144
Energy projects	604	19
Other capital expenditure	1,049	33
Total capital expenditure	**11,186**	**352**

(ii) Social commitments

The Group makes contributions to mandatory and voluntary social programs. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These costs are recorded in the year in which they are incurred (Refer to note 14).

Commitments will be funded from existing cash resources, future cash flows and borrowings.

38. CONTINGENCIES

(i) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Management understands that until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(ii) Litigation

Dispute with the Federal Commission for Securities Market of Russia (FCSM)

The Arbitration Court of the Moscow City is currently considering case No. A40-4006/01-35-60, which was initiated following FCSM's claim for a purchase and sale transaction to be recognized as null and void. Under this transaction MMC Norilsk Nickel purchased a 100% shareholding in OOO "Interros-Prom" in exchange for 37,900 shares in OAO "Norilskaya Gornaya Kompaniya". The next court session will take place on June 16, 2003.

* *USD equivalent figures are provided for information purposes.*

Management of the Group believes the risk of the FCSM's claim being upheld is low.

Other litigation

Unresolved claims and litigation as at 31 December 2002 total RUR 464 million (USD* 15 million) (2001: RUR 123 million, USD* 4 million).

The remaining claims comprise a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that these will be resolved without significant loss to the Group.

(iii) Taxation contingencies

The taxation system in the Russian Federation is at a relatively early stage of development and is characterized by numerous taxes and frequently changing legislation, which may be applied retroactively and is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts may create tax risks in Russia substantially more significant than in other countries.

The Group has implemented tax planning and management strategies based on existing legislation. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of such legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

(iv) Environmental matters

The Group believes it is currently in compliance with all existing Russian Federation environmental laws and regulations. However, Russian Federation environmental laws and regulations may change in the future. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require the Group to modernize technology to meet more stringent standards.

The Group is obliged in terms of its "use of mineral rights" agreements to rehabilitate the environment to a safe condition viable for economic use. Management is currently unable to reliably calculate the expected costs to restore the environment. As a result no provision for environmental rehabilitation has been raised.

39. RISK MANAGEMENT ACTIVITIES

The Group is exposed to price risk, interest rate risk, liquidity risk and credit risk as a result of its normal business and operating activities. The Group has developed and implemented a series of risk management and evaluation procedures to facilitate the measurement and monitoring of these exposures.

In the ordinary course of business, the Group enters into derivative contracts related to exposures to certain of the market variables to which the Group is naturally exposed.

* *USD equivalent figures are provided for information purposes.*

Controlling risk in the group

The Group has a centralized risk management department, based at its head office in Moscow, responsible for the centralized analysis of the amount of exposures and the impact of any risk reduction transactions that the Group enters into.

The risk management department performs analysis related to currency risk, commodity price risk, interest rate risk, liquidity risk and credit risk.

The treasury department is responsible for the centralized management of currency risk, interest rate risk and liquidity risk.

The marketing department, through the Group's trading subsidiaries Norimet, Norgem and Norplat Trading SA is responsible for entering into transactions related to the sale of and derivative transactions related to the metal products of the Group and this department is responsible for the management of commodity price risk.

Concentration of risk

The Group is not economically dependent on a limited number of customers for the sale of its products, because of the existence of liquid commodity markets for all of its products. Sales to the Group's top 20 customers are presented below:

	2002					2001(Unaudited)				
	Number of customers	%	Turnover RUR Millions	Turnover USD* Millions	%	Number of customers	%	Turnover RUR Millions	Turnover USD* Millions	%
Largest customers	20	15	43,260	1,361	44	20	16	48,741	1,534	35
Remaining customers	116	85	55,058	1,733	56	104	84	90,519	2,848	65
Total	**136**	**100**	**98,318**	**3,094**	**100**	**124**	**100**	**139,260**	**4,382**	**100**
Top 10 customers	10	7	31,748	999	32	10	8	34,545	1,087	25
Largest customer	1	1	4,894	154	5	1	1	9,343	294	7

Price risk

Currency risk

Currency risk is the risk that the financial results of the Group will be impacted by changes in exchange rates to which the group is exposed.

The currency risks that the Group faces are grouped into two main categories:

* *USD equivalent figures are provided for information purposes.*

(i) Transactions

Almost all of the Group's revenues are denominated in, or indexed to United States Dollars ("USD"), whereas the majority of the Groups direct operating expenses are denominated in Russian Roubles ("RUR").

(ii) Balances

The majority of the Group's borrowings are denominated in USD, whereas direct operating assets of the Group are denominated in RUR, accordingly, there is a level of structural currency risk inherent in the structure of the Group's balance sheet. The currency risk associated with this structural mismatch is largely offset by the fact that the Group's production is priced in USD.

The Group does not generally enter into foreign exchange options or forward contracts to set off its currency risk.

Commodity price risk

Commodity price risk is the risk that the fluctuations in the prices of commodities to which the Group is exposed will lead to a fluctuation of revenues. The financial results of the Group are exposed to the changes in the prices of its joint products, being Nickel, Copper, Palladium, Platinum and Gold. The remainder of the metals produced are considered to be by-products and are not taken into account in the analysis of commodity price risk.

The Group has entered into certain option contracts with its customers related to the physical delivery of a portion of its future productions. The outstanding option contracts entered into with customers for physical delivery at 31 December 2002 are as set out below:

Commodity option contracts	Volume ounces '000	Average price RUR/ Ounce	Average price USD*/ Ounce
Platinum call options sold	39	19,068	600
Platinum put options purchased	39	12,712	400
Palladium call options sold	130	14,301	450
Palladium put options purchased	130	7,150	225

The option contracts are spread evenly over a 13 month period, and the last contract matures in January 2004. There were no option contracts related to physical delivery of metal outstanding at 31 December 2001.

In addition to contracts related to physical delivery to customers, the group enters into derivative contracts related to contracts quoted on the London Metal Exchange ("LME"). These contracts are not hedges, based on the definitions set out in IAS 39. Refer to note 29, for further detailed descriptions of activities and outstanding contracts as at 31 December 2002 and 2001.

* *USD equivalent figures are provided for information purposes.*

Another component of commodity price risk that is unique to the Group, as a result of their large share of the world market for certain commodities, is linked to their ability to sell their product into the market place. This is addressed in some form by entering into long term delivery contracts with certain off takers. These contracts are generally entered into at floating rates and provide some level of certainty that product produced will be taken up in the market place, without impacting global market prices.

Interest rate risk

Interest rate risk exists when there is a mismatch between the frequency with which assets and liabilities reprice and is the risk that changes in interest rates will lead to fluctuations in the earnings of the Group. A level of inherent interest rate risk exists, as certain long term capital assets with an indeterminable reprice profile are funded using debt, generally denominated in a foreign currency. The Group does not enter into derivative contracts related to its interest rate exposures.

Liquidity risk

Liquidity risk is the risk that the Group will not have adequate funds available to settle all obligations when they fall due. The Group actively manages and monitors its liquidity position and makes use of a budgeting process to ensure that it plans to have adequate levels of liquid funds available to meet all of its funding requirements. A minimum cash balance is required to be maintained, in addition to the projected net cash flows.

The Group has committed facilities from international banks that may be used as a liquidity backstop, in the event that unplanned events occur that leads to large, unexpected cash flows. In the past, the Group has entered into commodity backed trade finance agreements to finance short-term liquidity requirements, using its physical production to secure debt received in order to reduce its funding cost.

As a liquidity back stop the Group maintains the following committed facilities:

Bank name	Amount of facility RUR Millions	Amount of facility USD* Millions
ING Belgium, Brussels, Geneva Branch (previously Banque Bruxelles Lambert)	2,384	75
Banque Cantonale Vaudoise (Lausanne)	1,589	50
West LB AG (London)	2,860	90
BNP Paribas Suisse (Geneva)	1,112	35
Natexis Banques Populaires (Paris)	1,112	35
Total	**9,057**	**285**

Credit risk

Credit risk is the risk that counterparties that owe the Group funds do not settle all amounts due from them when due. Sources of credit risk include placements of surplus cash (investing activity), metal leases, trade debtors and LME trading activity.

This risk is managed by the adoption of a credit limit setting process and by a risk management process that includes the ongoing monitoring of the position and quality of counterparties from whom the Group has amounts outstanding.

* *USD equivalent figures are provided for information purposes.*

The Group does not generally require security or pledge of collateral from its trade debtors and management is of the opinion that the counterparties with whom they transact are of good credit standing and that no undue concentration of risk exists.

40. REORGANIZATION OF CORPORATE STRUCTURE

Prior to 1 January 2000, RAO "Norilsk Nickel" ("NN") was the Group's parent company and its shares were traded on the Russian Trading System ("RTS") and Moscow Interbank Currency Exchange ("MICEX"). NN's principal operating subsidiary at that time was OAO "Norilskaya Gornaya Kompaniya" ("NGK") which changed its name on 21 February, 2001 to OAO "MMC "Norilsk Nickel" ("MMC").

During 2000, the Group embarked upon a complex reorganization of its corporate structure, the objective of which was to replace NN with MMC as the entity whose shares are publicly held and traded. The reorganization was completed during 2002.

As a result of the reorganization, a more efficient financial, tax and corporate structure for the Group and its operations has been created by:

- making NN a wholly owned subsidiary of MMC and transferring the centre of the Group's market capitalization from NN to MMC, its principal operating company, and
- the addition of a wholly owned marketing and trading network for the Group's base metals' production through its acquisition of OOO "Interros-Prom" and its subsidiaries, including Norimet Limited.

Management believed it was appropriate to prepare consolidated annual financial statements of MMC for the year ended 31 December 2001, to reflect the completed Group restructuring, not withstanding the reorganization framework was only concluded in 2002. This decision was based on the fact that the continuity of ownership of the Group had not been ultimately affected by the reorganisation. In preparing those financial statements those shareholders of NN who did not exercise the swap option were recorded as minority interests in the consolidated annual financial statements of MMC for the year ended 31 December 2001.

The steps involved in the reorganization were as follows:

(i) Exchange of 37.9% of the ordinary shares of MMC (formerly NGK) to gain control over Norimet Limited (United Kingdom)

Based on a Board decision dated 11 February 2000 "NN" acquired 100% of the voting shares of OOO "Interros-Prom", on 20 April 2000, through the exchange of 37.9%.of the ordinary shares of MMC (formerly NGK). Prior to this transaction NN owned 100% of MMC (formerly NGK), thereby reducing NN's holding in MMC (formerly NGK) to 62.1%.

OOO "Interros-Prom subsequently changed its name to OOO "Norilskinvest".

(ii) Issue of 70,645 ordinary shares of MMC (formerly NGK), in a closed subscription among the 37.9% MMC (formerly NGK) shareholders, who also owned NN shares.

On 12 July 2000, at an Extraordinary General Meeting of shareholders of MMC (formerly NGK), the shareholders approved the issue of 70,645 new ordinary shares of MMC (formerly NGK), to be distributed in a closed subscription to the holders of the 37.9% MMC (formerly NGK) shares, in step

* *USD equivalent figures are provided for information purposes.*

(i) above.

The new shares were issued, placed and paid for, at the election of the subscribing shareholders, holding the NN shares. The share issue was completed on 14 August 2000 and the results of the share issue was registered by the Krasnoyarsk branch of the Russian Federal Securities Commission on 15 September 2000.

The 70,645, newly issued shares of MMC (formerly NGK), were paid for by exchanging them for 53,421,488 shares of NN. The proportion of the share exchange comprised 1.322 MMC (formerly NGK) shares for 1,000 NN shares. As a result of this share issue, the shareholding of NN in MMC (formerly NGK) further decreased to 36.4%, as NN did not participate in the share issue. MMC's (formerly NGK's) own shareholding in NN comprised 28.3% at the time.

(iii) Issue of 122,301,272 ordinary shares of MMC (formerly NGK), to shareholders of MMC (formerly NGK) in proportion to their existing shareholding in MMC (formerly NGK) for the purpose of reaching an exchange proportion of 1 ordinary MMC (formerly NGK) share for 1 ordinary NN share.

On 21 September 2000 at an Extraordinary General Meeting of shareholders of MMC (formerly NGK), the shareholders approved an increase of MMC's (formerly NGK's) share capital to 260,000,000 ordinary shares, of 1 RUR each. These shares were issued on 1 January 2001.

In addition the meeting approved a distribution of 122,301,272 new ordinary shares of MMC (formerly NGK) to existing MMC (formerly NGK) shareholders, in proportion to their existing shareholding. The new shares were issued from NGK's retained earnings as of that date and the purpose of the share issue was to prepare the company for the fourth stage of the reorganization namely, the swap of MMC (formerly NGK) shares for NN shares in proportion of 1 MMC (formerly NGK) share for 1 NN share.

(iv) Issue of 135,113,137 ordinary shares of MMC (formerly NGK) distributed in a closed subscription as part of a Share Swap between MMC (formerly NGK) and NN shareholders and paid for with NN shares. NGK was renamed to MMC.

On 21 February 2001 at an Extraordinary General Meeting of shareholders of MMC (formerly NGK) the shareholders approved the issue of 135,113,137 ordinary shares of MMC (formerly NGK) for purposes of exchanging them for all the remaining NN shares, not owned by MMC (formerly NGK) at that point in time, i.e. the "Swap Proposal". These shares were issued on 23 May 2001.

The meeting also approved the change of name of NGK to MMC.

The Swap Proposal was based on an exchange of 1 ordinary MMC share for 1 ordinary or preferred NN share, and was offered to all the remaining shareholders of NN, who at the time had not exercised their option yet. The Swap Proposal was only open for a limited period and expired on 21 August 2001.

Of the 135,113,137 ordinary shares of MMC available for the Swap Proposal, 130,195,492 shares had been issued at the time the offer to swap expired. On 15 September 2001, the Federal Securities Commission registered the placement of the newly issued MMC shares. The remaining balance of 4,917,645 MMC shares were not issued, and are no longer available under the Swap Proposal. After this share issue the issued share capital of MMC comprised 252,667,409 ordinary shares.

As a result of the reorganization NN became the registered owner of 44,569,170 ordinary shares in

* *USD equivalent figures are provided for information purposes.*

MMC, which shares were recorded as treasury shares in the annual financial statements of MMC for the year ended 31 December 2001.

(v) Additional share swap. Liquidation of NN's cross-holding of 44,569,170 ordinary shares in MMC and the cancellation of 38,761,525 ordinary shares in MMC.

On 29 March 2002 at an Extraordinary General Meeting of shareholders of MMC, the shareholders approved a resolution to cancel 38,761,525 of 44,569,170 ordinary shares in MMC which NN acquired as a result of the re-organization. The remaining 5,807,645 shares were being made available for exchange in terms of a new Swap Proposal. This new Swap Proposal was again offered to NN shareholders, and the offer was open from 17 January 2002 to 17 July 2002. During this period shareholders of NN exchanged an additional 2,544,277 shares of NN for a similar number of shares in MMC.

At the end of the reorganization of the corporate structure 185,736,686 shares of NN have been exchanged for MMC shares, representing 98,3 % of the charter capital of MMC. The remaining 3,263,368 shares not swapped are recorded as treasury shares.

The shareholders in NN who had not exercised their option to swap (representing 1.73 % of NN's issued share capital) are recorded as minority interests in the annual financial statements of MMC. Upon completion of reorganization the issued share capital of MMC comprised of 213,905,884 ordinary shares.

The effect of the reorganization of the corporate structure was that MMC has replaced NN as the holding company of the Group.

41. EXCHANGE RATES - RUSSIAN ROUBLE

Year end rates:	
US Dollar	31.78
Euro	33.11
British pound	50.94
Japanese yen	0.27
Average rates for the year:	
US Dollar	31.34
Euro	29.63
British pound	47.11
Japanese yen	0.25

* *USD equivalent figures are provided for information purposes.*

42. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Dividends declared

The Group has proposed a dividend totalling RUR 4,642 million of (RUR 21.7 per share) in respect of the year ended 31 December 2002. Of this amount RUR 71 million is payable to other group companies.

Acquisition of Stillwater Mining Company

On 20 November 2002 - MMC Norilsk Nickel and Stillwater Mining Company ("Stillwater") jointly announced, the signing of definitive agreements whereby the Norilsk Nickel Group will acquire a 51% majority ownership in Stillwater through the issuance of 45.5 million newly issued shares of Stillwater common stock in exchange for USD* 100 million cash and approximately 877 thousand ounces of palladium, valued at RUR 7,659 million (USD* 241 million) based on the 19 November 2002, London PM fix. Also, under the agreement Norilsk Nickel may, under certain circumstances, purchase an additional 10% of Stillwater's currently outstanding shares.

The total investment by Norilsk Nickel will be approximately RUR 10,837 million (USD* 341 million), which represents a value of RUR 238.35 (USD* 7.50) for each Stillwater share. Stillwater shares closed on 30 May 2003 on the New York Stock Exchange at RUR 136.01 (USD 4.28).

The completion of this transaction is dependent upon:

- approval by Russian Central Bank;
- a ruling of the Federal Trade Commission of the United States of America;
- approval by Stillwater's shareholders.

Structured pre-export finance facility for JSC MMC Norilsk Nickel

On 7 February 2003, the Board of Directors and a group of western banks signed a loan facility agreement for RUR 7,945 million (USD* 250 million). The syndicated loan was arranged by Citibank, ING Bank, and Societe Generale. Other syndicated lenders are BNP Paribas, CCF, Credit Lyonnais, Fortis, HSBC, KBC Bank, Moscow Narodny Bank, Natexis and WestLB. ZAO ING Bank (Eurasia) will be servicing settlements as the passport bank. The loan is a three-year pre-export finance facility. It is structured as a combination of a revolving credit line of RUR 3,178 million (USD* 100 million) and a term loan of RUR 4,767 million (USD* 150 million). The pricing of the first and second tranches is 3% and 3,25% p.a. over LIBOR, respectively.

Partial repayment of syndicated loan

In 2003 the Group repaid RUR 3,814 million (USD* 120 million) of the RUR 6,366 million (USD* 200 million) syndicated loan received from Credit Swiss First Boston International, ING Bank, Standard Bank London Limited and Natexis Banques Popularies (refer to note 20 and 25). 36,000 tonnes of nickel were released from the original 60,000 tonnes pledged and subsequently sold by the Group.

** USD equivalent figures are provided for information purposes.*

43. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

RUR Millions	Country of Incorpora-tion	Nature of business	Shares held '000		Percentage held		Net asset position		Net loan account	
				(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Holding company			2002	2001	2002	2001	2002	2001	2002	2001
OJSC "MMC Norilsk Nickel"	Russia	A								
Significant subsidiaries										
RAO "Norilsk Nickel"	Russia	C	185,798	183,254	98.3%	96.6%	2,466	4,383	1,976	9,185
OAO "Taimyrgaz"	Russia	E	2,048	1,048	93.6%	92.6%	2,830	1,302	(850)	(438)
ZAO "Polyus"	Russia	A	-	-	100.0%	-	4,140	-	-	-
OAO “Yenisey River Shipping Company”	Russia	J	181	-	43.9%	-	1,882	-	(99)	-
OAO “PromEstate”	Russia	L	6	6	99.1%	99.1%	61	56	-	-
OAO "Normetimpex" (formerly ZAO "Interrosimpex")	Russia	D	5	5	100.0%	100.0%	130	146	(85)	(201)
OOO "Norilskinvest"	Russia	B	-	-	100.0%	100.0%	43	48	-	-
OAO "Kola MMC"	Russia	A	4,000	4,000	100.0%	100.0%	16,623	16,221	380	733
OAO "Olengorsky Mekhanichesky Zavod"	Russia	G	149	149	100.0%	100.0%	129	(41)	(82)	2
ZAO Alykel	Russia	N	-	-	100.0%	-	(109)	-	(688)	-
OOO “Norilskiye Metally”	Russia	D	-	-	100.0%	100.0%	17	-	(274)	(181)
OAO "Institut Gypronickel"	Russia	H	23	23	100.0%	100.0%	215	200	84	64
OAO "Norilsky Kombinat"	Russia	K	14,673	14,673	98.1%	96.5%	51,074	49,896	22,759	19,749
OAO "Kombinat "Severonickel"	Russia	K	9,860	9,860	98.3%	96.6%	2,049	2,114	811	1,173
OAO "Gornometallurgichesky Kombinat "Pechenganickel"	Russia	K	1,236	1,236	98.3%	96.6%	2,827	2,665	1,084	1,668
OAO "Tuimsky zavod Cvetnykh Metallov"	Russia	F	827	890	92.9%	100.0%	52	56	(12)	(80)
AKB "Monchebank" (formerly OOO “KB “Monchebank”)	Russia	I	58,976	-	62.6%	62.6%	160	169	-	9
Norimet Ltd.	Great Britain	C	500	500	100.0%	100.0%	130	146	(7,639)	(9,882)
Norilsk Metal Trading SA	Switzerland	C	62	62	100.0%	100.0%	66	79	33	(72)
Norplat Trading SA	British Virgin	C	-	-	100.0%	100.0%	331	214	(760)	(66)
Norgem SA Belgium	Belgium	C	31	31	51.0%	51.0%	51	36	(58)	(159)
ZAO Kraus-M	Russia	L	6	-	60.0%	-	1,324	-	(725)	-
ZAO “FK “Torpedo-ZIL”	Russia	M	550	-	55.0%	-	(113)	-	-	-

* *USD equivalent figures are provided for information purposes.*

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

USD* Millions	Country of	Nature of	Shares held '000		Percentage held		Net asset position		Net loan account	
	Incorpora-	business		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Holding company	tion		2002	2001	2002	2001	2002	2001	2002	2001
OJSC "MMC Norilsk Nickel"	Russia	A								
Significant subsidiaries										
RAO "Norilsk Nickel"	Russia	C	185,798	183,254	98.3%	96.6%	78	126	62	265
OAO "Taimyrgaz"	Russia	E	2,048	1,048	93.6%	92.6%	89	38	(27)	(13)
ZAO "Polyus"	Russia	A	-	-	100.0%	-	130	-	-	-
OAO "Yenisey River Shipping Company"	Russia	J	181	-	43.9%	-	59	-	(3)	-
OAO "PromEstate"	Russia	L	6	6	99.1%	99.1%	2	2	-	-
OAO "Normetimpex" (formerly ZAO "Interrosimpex")	Russia	D	5	5	100.0%	100.0%	4	4	(3)	(6)
OOO "Norilskinvest"	Russia	B	-	-	100.0%	100.0%	1	1	-	-
OAO "Kola MMC"	Russia	A	4,000	4,000	100.0%	100.0%	523	467	12	21
OAO "Olengorsky Mekhanichesky Zavod"	Russia	G	149	149	100.0%	100.0%	4	(1)	(3)	-
ZAO Alykel	Russia	N	-	-	100.0%	-	(3)	-	(22)	-
OOO "Norilskiye Metally"	Russia	D	-	-	100.0%	100.0%	1	-	(9)	(5)
OAO "Institut Gypronickel"	Russia	H	23	23	100.0%	100.0%	7	6	3	2
OAO "Norilsky Kombinat"	Russia	K	14,673	14,673	98.1%	96.5%	1,607	1,438	716	569
OAO "Kombinat "Severonickel"	Russia	K	9,860	9,860	98.3%	96.6%	64	61	26	34
OAO "Gornometallurgichesky Kombinat "Pechenganickel"	Russia	K	1,236	1,236	98.3%	96.6%	89	77	34	48
OAO "Tuimsky zavod Cvetnykh Metallov"	Russia	F	827	890	92.9%	100.0%	2	2	-	(2)
AKB "Monchebank" (formerly OOO "KB "Monchebank")	Russia	I	58,976	-	62.6%	62.6%	5	5	-	-
Norimet Ltd.	Great Britain	C	500	500	100.0%	100.0%	4	4	(240)	(285)
Norilsk Metal Trading SA	Switzerland	C	62	62	100.0%	100.0%	2	2	1	(2)
Norplat Trading SA	British Virgin	C	-	-	100.0%	100.0%	10	6	(24)	(2)
Norgem SA Belgium	Belgium	C	31	31	51.0%	51.0%	2	1	(2)	(5)
ZAO Kraus-M	Russia	L	6	-	60.0%	-	42	-	(23)	-
ZAO "FK "Torpedo-ZIL"	Russia	M	550	-	55.0%	-	(4)	-	-	-

* *USD equivalent figures are provided for information purposes.*

Nature of business

A	Mining
B	Investment holding
C	Market agent
D	Marketing intermediary
E	Oil & Gas
F	Non ferrous metal production
G	Mechanics
H	Science
I	Banking
J	River ship operations
K	Leasing
L	Property holding
M	Sport club
N	Airport

The following companies were not consolidated in the Group's financial statements:

	Country of incorporation	Percentage held
OAO "Aviakompaniya "Taymyr"[1]	Russia	66,6%
OAO "Rosso" [1]	Russia	51.0%
ZAO "Interrosproduct" [2]	Russia	51.0%
ZAO IRSD [2]	Russia	100.0%
OOO "Torgoviy "Dom Forvater-95" [2]	Russia	56.0%
ZAO "Sam-holding" [2]	Russia	63.9%
ZAO "Pechengskiy molokozavod" [2]	Russia	90.0%
DKHO TKO Zapoljarje [2]	Russia	100.0%
ZAO "Sadko" [2]	Russia	100.0%
DKHO "Norilsktorg" [2]	Russia	100.0%

1 Control is intended to be temporary because the subsidiaries are acquired and held exclusively with a view to their subsequent disposal in the near future. At year-end the investments in these subsidiaries were recognized as securities held-for-trading.

2 The subsidiaries operate under severe long-term restrictions, which significantly impair their ability to transfer funds to the parent. All investments in these entities have been written of in full.

** USD equivalent figures are provided for information purposes.*

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT II – AUDITED CONSOLIDATED FINANCIAL STATEMENTS – THE POLUS GROUP

Below are the audited consolidated annual financial statements of the Polus Group for the year ended December 31, 2004 and the financial statements of Polus standalone for the year ended December 31, 2003.

These financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between IFRS and U.S. GAAP as they relate to Polus, see "Summary of Certain Differences between U.S. GAAP and IFRS".

As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Polus Group including minority interest. Net profit previously presented in the income statement for 2004 and 2003 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company". In addition, certain comparative figures have been regrouped to conform with the format of presentation for the financial year 2005 and may, as a result, differ from the corresponding figures in the financial statements where such figures were originally disclosed. The discussion of comparative figures in "Operating and Financial Review and Prospects of the Polus Group" has been adapted to take into account the effects of such regroupings.

Gold Mining Company Polus

Consolidated annual financial statements for the year ended 31 December 2004

GOLD MINING COMPANY POLUS

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

INDEX

	2004	2003
EXCHANGE RATES – RUSSIAN ROUBLE		
Year-end rates		
1 US dollar	27.7487	29.4545
1 Euro	37.8104	36.8240
Average rates for the year		
1 US dollar	28.8150	30.6884
1 Euro	35.8185	34.6654

GOLD MINING COMPANY POLUS

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2004

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group").

Management is responsible for the preparation of the consolidated annual financial statements that present fairly the financial position of the Group at 31 December 2004, the results of its operations, cash flows and changes in shareholder's equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated annual financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with legislation and accounting standards of the Russian Federation;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2004 were approved on 31 May 2005 by:

Ivanov E. I.	Osenmuk A. M.
President	Vice-president, Chief Financial Officer

Krasnoyarsk
31 May 2005

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

REPORT OF THE INDEPENDENT AUDITORS

To the management of Closed Joint Stock Company "Gold Mining Company Polus":

We have audited the consolidated annual financial statements for the year ended 31 December 2004 of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group"), set out on pages 3-37. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements;
- assessing the accounting principles used in the preparation of the consolidated annual financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated annual financial statements; and
- evaluating the overall presentation of the consolidated annual financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated annual financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2004, and the results of its operations, its cash flows and changes in shareholder's equity for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow
31 May 2005

Audit.Tax.Consulting.Financial Advisory.

Member of
Deloitte Touche Tohmatsu

GOLD MINING COMPANY POLUS

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
in thousands of US Dollars

	Notes	2004	2003
Sales		**441,750**	**299,018**
Cost of sales	3	(234,944)	(107,352)
Gross profit		**206,806**	**191,666**
Selling, general and administrative expenses	7	(44,825)	(17,262)
Other net operating income/(expenses)	8	12,707	(15,094)
Operating profit		**174,688**	**159,310**
Impairment of goodwill on acquisition	33	(114,639)	-
Finance costs	9	(10,573)	(379)
Net income from investments	10	16,544	6,854
Other non-operating expenses	11	(4,205)	(1,667)
Profit before taxation		**61,815**	**164,118**
Taxation	12	(59,297)	(44,528)
Profit after taxation		**2,518**	**119,590**
Minority interest	23	5,541	-
Net profit for the year		**8,059**	**119,590**
Basic and fully diluted earnings per share			
- Basic	13	**59**	**972**
- Diluted	13	**31**	**492**

GOLD MINING COMPANY POLUS

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2004
in thousands of US Dollars

	Notes	2004	2003
ASSETS			
Non-current assets		**581,237**	**247,391**
Property, plant and equipment	14	502,125	216,360
Capital construction-in-progress	15	66,279	31,011
Investments in associates	16	9,357	-
Investments in securities and other financial assets	17	3,476	20
Current assets		**547,442**	**161,422**
Inventories	18	70,046	26,548
Advances to suppliers and other receivables	19	12,315	2,510
Other current assets	20	58,224	14,658
Investments in securities and other financial assets	17	393,842	114,080
Cash and cash equivalents	21	13,015	3,626
Total assets		**1,128,679**	**408,813**
SHAREHOLDER'S EQUITY AND LIABILITIES			
Share capital and reserves		**936,162**	**339,371**
Share capital	22	3	2
Share premium	22	523,645	-
Accumulated profits		368,587	339,369
Shareholder's equity		**892,235**	**339,371**
Minority interest	23	**43,927**	**-**
Non-current liabilities		**105,983**	**38,791**
Long-term borrowings	24	3,538	-
Long-term obligations under finance leases	25	3,783	-
Deferred tax liabilities	26	86,447	31,813
Other long-term payables	27	1,735	-
Environmental obligations	28	10,480	6,978
Current liabilities		**86,534**	**30,651**
Current portion of obligations under finance leases	25	1,045	-
Short-term borrowings	29	35,112	-
Trade and other payables	30	35,863	6,742
Taxes payable	31	14,514	23,909
Total shareholder's equity and liabilities		**1,128,679**	**408,813**

GOLD MINING COMPANY POLUS

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004
in thousands of US Dollars

	Notes	2004	2003
Operating activities			
Cash flows from operations	32	189,034	186,150
Interest paid		(11,839)	-
Income tax paid		(49,775)	(39,144)
Net cash inflow from operating activities		**127,420**	**147,006**
Investing activities			
Acquisition of subsidiaries, net of cash acquired	33	(270,602)	-
Purchase of property, plant and equipment		(63,486)	(42,130)
Proceeds from sale of property, plant and equipment		328	-
Purchase of promissory notes		(756,115)	(102,645)
Proceeds from sale of promissory notes		496,667	-
Net cash outflow from investing activities		**(593,208)**	**(144,775)**
Financing activities			
Proceeds on issue of ordinary shares		498,819	-
Proceeds from short-term borrowings		171,563	-
Repayments of short-term borrowings		(196,485)	-
Repayments of long-term borrowings, net		(1,485)	-
Repayments of obligations under finance leases		(1,117)	-
Net cash inflow from financing activities		**471,295**	**-**
Effect of translation to presentation currency		3,882	318
Net increase in cash and cash equivalents		**9,389**	**2,549**
Cash and cash equivalents at beginning of the year	21	**3,626**	**1,077**
Cash and cash equivalents at end of the year	21	**13,015**	**3,626**

GOLD MINING COMPANY POLUS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2004
in thousands of US Dollars

	Share capital	Share premium	Accumulated profits	Total
Balance at 31 December 2002	**2**	**-**	**199,011**	**199,013**
Net profit for the year	-	-	119,590	**119,590**
Effect of translation to presentation currency	-	-	20,768	**20,768**
Balance at 31 December 2003	**2**	**-**	**339,369**	**339,371**
Net profit for the year	-	-	8,059	**8,059**
Issue of ordinary shares (refer to note 22)	1	498,818	-	**498,819**
Effect of translation to presentation currency	-	24,827	21,159	**45,986**
Balance at 31 December 2004	**3**	**523,645**	**368,587**	**892,235**

1. GENERAL

Organisation

Closed Joint Stock Company "Gold Mining Company Polus" (the "Company") was incorporated in Severo-Eniseisk, Krasnoyarsk region, Russian Federation, on 30 September 1999. During 2004 the Company acquired controlling shareholding in Open Joint Stock Company 'Lenzoloto" and Open Joint Stock Company "Matrosov Mine" and incorporated a wholly owned subsidiary Limited Liability Company "Lenskaya Zolotorudnaya Company". The principal activity of the Company and its subsidiaries (the "Group") is the extraction, refining and sale of gold from open-pit mines. Mining and processing facilities of the Group are located in Krasnoyarsk and Irkutsk regions of the Russian Federation. Further details regarding the nature of the business and structure of the Group are presented in note 40.

At 31 December 2004 the Group employed approximately 9,700 people (2003: 2,800).

The Company is a wholly owned subsidiary of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" ("MMC Norilsk Nickel"). MMC Norilsk Nickel together with its subsidiaries comprises the Norilsk Nickel Group.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by International Accounting Standards Board, including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee, who replaced the Standing Interpretations Committee ("SIC"). In the absence of specific IFRS guidance for the extractive industry in general, the Group has developed accounting policies in accordance with best practices in the mining industry insofar they do not conflict with IFRS principles.

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the Russian Federation. The accounting principles and financial reporting procedures in the Russian Federation differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in accordance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (i); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (j).

Reclassifications

Certain comparative information, presented in the annual financial statements for the year ended 31 December 2003, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate the financial statements of the holding company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the holding company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or
- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:
  - govern the financial and operating polices of the enterprise under a statute or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. Such subsidiaries are accounted for as investments (refer to 2 (j)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportionate share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The financial statements of subsidiaries are prepared for the same reporting period as those of the holding company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is reduced to zero. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognised as goodwill.

Goodwill relating to subsidiaries is disclosed as an asset and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement in the period during which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the consolidate income statement immediately.

(b) Measurement and presentation currency

The measurement currency of the consolidated annual financial statements, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

The presentation currency of the Group is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is a common practice for global gold mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (measurement currency) into USD (presentation currency) is made in accordance with the requirements of SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency", using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholder's equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholder's equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Basis of carrying value of property, plant and equipment

Property, plant and equipment were valued by independent, professionally qualified valuers. The effective date of the valuation for the Company's property, plant and equipment was 31 December 2002. The basis of valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined as their market value. However, a significant part of property, plant and equipment, which is of a specialised nature, was valued at depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation, including both physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset.

The property, plant and equipment of subsidiaries was fair valued at the respective dates of acquisition.

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis when physically mined, using the life of mine method based on estimated proven and probable ore reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralisation in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings and the present value of future decommissioning cost.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable ore reserves, over a period of 7 to 20 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable ore reserves, varying from 5 to 20 years.

Amortisation

Amortisation on mining assets is charged from the date when a new mine reaches commercial production quantities and is included in the cost of production.

The Group regularly assesses the remaining life of its mines for the purpose of amortisation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable ore reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of amortisation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(f) Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost to sell and value in use, unless the fair value less cost to sell is not possible to determine or if either of these amounts exceeds the assets carrying amount. The recoverable amount of mining assets whose fair value less cost to sell cannot be determined reliably, is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term gold prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value. For investments carried at fair value decline in fair value is recognised in profit or loss if there is objective evidence that investments are impaired.

The recoverable amount of other assets is higher of fair value less cost to sell and value in use, i.e. the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the assets carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, at the time a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Deferred expenditures

Certain Group's production facilities are located in regions with specific weather conditions. Consequently, surface (alluvial) mining operations are subject to seasonality and gold at these locations is only mined during several months of the year. Costs incurred out of season are deferred to the next season. Such expenditures include stripping and excavation costs, costs of repair and maintenance of gold mining equipment and general production costs.

(i) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(j) Financial instruments

Financial instruments recognised on the Group's balance sheet mainly include investments, advances to suppliers and other receivables, cash and cash equivalents, trade and other payables and borrowings. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount

of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at cost on a trade date basis, which is the fair value of the consideration given including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments. Held-for-trading investments are included in current assets.

All other investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are included in current assets if management intends to realise them within twelve months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement of fair value of investments are recognised in the income statement for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Advances to suppliers and other receivables

Advances to suppliers and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are stated at their nominal value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(k) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the incôme statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(l) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(m) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Group contributes to the Pension fund of the Russian Federation, Medical and Social Insurance funds on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(n) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(o) Revenue recognition

Revenue consists of the sales of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of by-products are netted-off against production costs.

(p) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(q) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Group are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(r) Segmental information

The Group predominantly operates in a single business segment, being mining and refining of gold. The Group's production facilities are all based in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and are addressed in the financial statements as one reportable segment.

(s) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and the corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the discount on decommissioning obligation is included in the income statement.

Decommissioning obligations are periodically reviewed in the light of current laws and regulations, and adjustments made as necessary.

(t) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

in thousands of US dollars

3. COST OF SALES

	2004	2003
Cash operating costs	193,258	87,769
On-mine and concentrating costs (refer to note 4)	129,346	34,799
Smelting costs (refer to note 5)	35,195	33,138
Refining costs	2,601	1,735
Tax on mining	26,116	18,097
Amortisation and depreciation of operating assets (refer to note 6)	40,903	23,194
Provision for land rehabilitation	2,532	-
Increase in metal inventories	(1,749)	(3,611)
Total	**234,944**	**107,352**

4. ON-MINE AND CONCENTRATING COSTS

	2004	2003
Consumables and spares	59,576	15,876
Labour	53,693	17,644
Utilities	11,828	636
Sundry on-mine and concentrating costs	4,249	643
Total (refer to note 3)	**129,346**	**34,799**

5. SMELTING COSTS

	2004	2003
Consumables and spares	23,640	17,218
Labour	10,155	12,913
Utilities	691	2,049
Sundry smelting costs	709	958
Total (refer to note 3)	**35,195**	**33,138**

6. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2004	2003
Mining and concentrating	20,715	12,535
Smelting	20,188	10,659
Total (refer to note 3)	**40,903**	**23,194**

in thousands of US dollars

	2004	2003
7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries	22,795	9,294
Research and development	8,092	1,374
Depreciation	4,793	-
Taxes other than mining and income taxes	3,307	3,398
Professional services	1,452	123
Rent expense	1,398	153
Transportation expenses	746	240
Repair and maintenance	677	1,033
Commission paid	449	-
Other	1,116	1,647
Total	**44,825**	**17,262**

Research and development expenses in 2004 mainly related to geological survey performed by the Group primarily in Natalka field located in Magadan region.

8. OTHER NET OPERATING INCOME/(EXPENSES)

	2004	2003
Change in provision for tax fines and penalties	14,815	(13,911)
Net operating profit from non-mining activities	2,817	-
Gain from change in terms of finance leases	1,101	-
Loss on disposal of property, plant and equipment and assets under construction	(3,164)	(437)
Change in provision for doubtful debts	(2,535)	(43)
Other	(327)	(703)
Total	**12,707**	**(15,094)**

9. FINANCE COSTS

	2004	2003
Interest expense on borrowings	10,146	-
Unwinding of discount on decommissioning obligations (refer to note 28)	427	379
Total	**10,573**	**379**

10. NET INCOME FROM INVESTMENTS

	2004	2003
Interest income on promissory notes	16,803	6,848
Loss from associates (refer to note 16)	(50)	-
Other	(209)	6
Total	**16,544**	**6,854**

in thousands of US dollars

	2004	2003
11. OTHER NON-OPERATING EXPENSES		
Maintenance of social infrastructure	2,120	323
Donations	945	557
Other	1,140	787
Total	**4,205**	**1,667**

12. TAXATION

Current taxation	52,099	49,603
Deferred taxation (refer to note 26)	7,198	(5,075)
Total	**59,297**	**44,528**

The tax rate applied to taxable income in the Russian Federation is 24%.

A reconciliation of theoretical income tax at 24% to the amount of actual income tax expense recorded in the income statement is as follows:

Profit before tax	**61,815**	**164,118**
Theoretical income tax at 24%	14,835	39,388
Tax effect of goodwill impairment	27,417	-
Tax effect of non-deductible expenses and other permanent differences	9,185	5,140
Taxable losses of subsidiaries not carried forward	7,860	-
Total income tax expense	**59,297**	**44,528**

13. BASIC AND FULLY DILUTED EARNINGS PER SHARE

The calculation of basic and fully diluted earnings per share is based on the following information:

Net profit for the year of	8,059	119,590
Weighted average number of ordinary shares for the purposes of basic earnings per share	137	123
Possible dilution effect of convertible preference shares (refer to note 22)	120	120
Weighted average number of ordinary shares for the purposes of fully diluted earnings per share	257	243
Earnings per share		
- Basic	59	972
- Fully diluted	31	492

in thousands of US dollars

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Mineral rights	Other	Total
Cost/valuation					
Balance at 31 December 2002	**112,238**	**90,445**	**-**	**392**	**203,075**
Additions	-	17,024	-	181	**17,205**
Transfers from capital construction-in-progress (refer to note 15)	3,666	-	-	-	**3,666**
Disposals	-	(353)	-	(14)	**(367)**
Effect of translation to presentation currency	9,031	7,853	-	38	**16,922**
Balance at 31 December 2003	**124,935**	**114,969**	**-**	**597**	**240,501**
Additions	1,049	25,793	-	2,459	**29,300**
Acquired on acquisition of subsidiaries (refer to note 33)	33,756	78,831	146,349	1,045	**259,981**
Transfers from capital construction-in-progress (refer to note 15)	23,918	-	-	-	**23,918**
Disposals	(92)	(2,291)	-	(114)	**(2,497)**
Effect of translation to presentation currency	9,561	10,164	3,758	156	**23,639**
Balance at 31 December 2004	**193,127**	**227,466**	**150,107**	**4,143**	**574,843**
Accumulated amortisation and depreciation					
Balance at 31 December 2002	-	-	-	-	-
Amortisation and depreciation charge for the year	(12,030)	(11,078)	-	(86)	**(23,194)**
Eliminated on disposal	-	20	-	2	**22**
Effect of translation to presentation currency	(504)	(463)	-	(3)	**(970)**
Balance at 31 December 2003	**(12,534)**	**(11,521)**	**-**	**(87)**	**(24,142)**
Amortisation and depreciation charge for the year	(17,236)	(24,898)	(3,200)	(362)	**(45,696)**
Eliminated on disposal	3	310	-	34	**347**
Effect of translation to presentation currency	(1,434)	(1,652)	(123)	(17)	**(3,226)**
Balance at 31 December 2004	**(31,201)**	**(37,761)**	**(3,323)**	**(432)**	**(72,717)**
Net book value					
31 December 2003	**112,401**	**103,449**	**-**	**510**	**216,360**
31 December 2004	**161,926**	**189,704**	**146,784**	**3,711**	**502,125**

At 31 December 2004 property, plant and equipment with a carrying value of 4,214 thousand USD (2003: nil) were pledged to secure long and short-term borrowings granted to the Group (refer to notes 24 and 29).

in thousands of US dollars

Leased assets

The Group leases production equipment under a number of finance lease agreements. At the end of the lease term the Group takes automatic ownership of the assets. At 31 December 2004 leased production equipment with a carrying value of USD 6,875 thousand (2003: nil) secure financial lease obligations (refer to note 25).

15. CAPITAL CONSTRUCTION-IN-PROGRESS

	2004	2003
Balance at beginning of the year	**31,011**	**8,300**
Additions	38,184	24,925
Acquired on acquisition of subsidiaries (refer to note 33)	19,389	-
Transfers to property, plant and equipment (refer to note 15)	(23,918)	(3,666)
Disposals	(1,342)	(92)
Effect of translation to presentation currency	2,955	1,544
Balance at end of the year	**66,279**	**31,011**

16. INVESTMENTS IN ASSOCIATES

	2004	2003
Balance at beginning of the year	-	-
Acquired during the year	9,149	-
Share of post acquisition losses (refer to note 10)	(50)	-
Effect of translation to presentation currency	258	-
Balance at end of the year	**9,357**	-

Details of the Group's associates at 31 December 2004 are as follows:

Name of associate	Principal activity	Date acquired	Share-holding	2004	2003
CJSC "Pervenets"	Gold mining	6 April 2004	26.00%	9,018	-
LLC "Kvartsevye tekhnologii"	Quartz mining	6 April 2004	38.30%	339	-
				9,357	-

All Group's associates are registered in the Russian Federation.

in thousands of US dollars

	2004	2003
17. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS		
Non-current		
Equity securities available-for-sale	1,462	20
Long-term accounts receivable	1,111	-
Loans advanced	360	-
Promissory notes receivable	505	-
Other	38	-
Total non-current	**3,476**	**20**
Current		
Promissory notes receivable	393,738	114,080
Other	104	-
Total current	**393,842**	**114,080**

To arrive at fair market value of long-term accounts receivable, they have been discounted using effective market interest rate.

Short-term promissory notes are purchased from a related party and bear interest of 10.4% per annum.

18. INVENTORIES

	2004	2003
Refined gold at net production cost	2,445	1,474
Work-in-process at production cost	11,070	6,018
Total metal inventories	**13,515**	**7,492**
Stores and materials at cost	57,104	19,249
Less: Provision for obsolescence	(573)	(193)
Total	**70,046**	**26,548**

19. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES

	2004	2003
Advances to suppliers	7,514	1,631
Other receivables from non-mining activities	12,252	1,444
	19,766	3,075
Less: Provision for doubtful debts	(7,451)	(565)
Total	**12,315**	**2,510**

in thousands of US dollars

20. OTHER CURRENT ASSETS

	2004	2003
Value added tax recoverable	40,476	13,518
Deferred expenditures	14,507	342
Income tax prepaid	1,183	-
Other taxes prepaid	2,058	798
Total	**58,224**	**14,658**

Deferred expenditures mostly comprised of stripping and excavation costs, costs of repair and maintenance of gold mining equipment and general production costs.

21. CASH AND CASH EQUIVALENTS

	2004	2003
Current bank accounts	8,943	3,549
Letters of credit	3,308	-
Cash in hand	117	60
Other cash and cash equivalents	647	17
Total	**13,015**	**3,626**

22. SHARE CAPITAL

	2004	2003
Number of ordinary shares at par value of RUR 400		
Authorised	1,123	1,123
Issued and fully paid	173	123

In 2004 the Company issued 50 additional ordinary shares for a total consideration of USD 498,818 thousand.

	2004	2003
Number of preference shares at par value of RUR 100		
Authorised, issued and fully paid	120	120

Preference shares are freely convertible into ordinary shares.

23. MINORITY INTEREST

	2004	2003
Balance at beginning of the year	-	-
Minority interest in subsidiaries acquired during the year (refer to note 33)	48,416	-
Minority interest in net loss of subsidiaries	(5,541)	-
Effect of translation to presentation currency	1,052	-
Balance at end of the year	**43,927**	**-**

in thousands of US dollars

24. LONG-TERM BORROWINGS

	2004	2003
Loan from Gazprombank	3,586	-
A USD-denominated loan at 6% per annum. Repayments commenced in 2002, with the final instalment due on 30 September 2011. The loan is secured by property, plant and equipment with a carrying value of USD 791 thousand (refer to note 14)		
Other long-term borrowings	352	-
Total	**3,938**	**-**
Less: Current portion repayable within one year and shown under current liabilities	(400)	-
Net long-term borrowings	**3,538**	**-**

The long-term borrowings are repayable as follows:

	2004	2003
Due in one year	400	-
Due in the second year	200	-
Due thereafter	3,338	-
	3,938	**-**

25. LONG-TERM OBLIGATIONS UNDER FINANCE LEASES

	2004	2003
Total obligations under finance leases	4,828	-
Less: Current portion repayable within one year and shown under current liabilities	(1,045)	-
Net long-term obligations under finance leases	**3,783**	**-**

The weighted average interest rate implied in calculating the present values of finance leases is 10%.

in thousands of US dollars

Future minimum lease payments after 31 December 2004 are as follows:

	Gross value, inclusive of finance charges	Present value
Due in one year	1,383	1,045
Due in the second year	1,470	1,104
Due thereafter	2,974	2,679
Total	**5,827**	**4,828**
Less: Amount representing interest	(999)	-
Present value of minimum lease payments	**4,828**	**4,828**
Finance leases are secured by leased production equipment (refer to note 14)	6,875	-

26. DEFERRED TAX LIABILITIES

	2004	2003
The movement in the Group's deferred taxation position for the year was as follows:		
Net liability at beginning of the year	**31,813**	**34,382**
Recognised in income statement for the year (refer to note 12)	7,198	(5,075)
Change in deferred tax liabilities due to acquisition of subsidiaries (refer to note 33)	44,046	-
Effect of translation to presentation currency	3,390	2,506
Net liability at end of the year	**86,447**	**31,813**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2004	2003
Property, plant and equipment	87,647	34,939
Accrued operating expenses	470	(758)
Provision for doubtful debts	(1,473)	(639)
Inventory valuation	(197)	(1,729)
Total	**86,447**	**31,813**

in thousands of US dollars

27. OTHER LONG-TERM PAYABLES

	2004	2003
Long-term taxes payable	819	-
Other payables	916	-
Total	**1,735**	**-**

Long-term taxes payable represent a restructured liability to the State budget accumulated by subsidiaries of the Group over several years and mainly comprise of value added and unified social taxes.

All long-term taxes and other payables are interest free and repayable in 2006-2007. To arrive at fair market value, they have been discounted using effective market interest rate.

28. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

	2004	2003
Balance at beginning of the year	**6,978**	**6,101**
Unwinding of discount on decommissioning obligations (refer to note 9)	427	379
Effect of translation to presentation currency	446	498
Balance at end of the year	**7,851**	**6,978**

Provision for land rehabilitation

	2004	2003
Balance at beginning of the year	**-**	**-**
Charge to income statement	2,532	-
Effect of translation to presentation currency	97	-
Balance at end of the year	**2,629**	**-**

During 2004 the Group performed an estimate of land rehabilitation costs. The provision, discounted to net present value, relates exclusively to mining operations.

	2004	2003
Total environmental obligations	**10,480**	**6,978**

in thousands of US dollars

29. SHORT-TERM BORROWINGS

	2004	2003
RUR-denominated short-term borrowings	30,252	-
USD-denominated short-term borrowings	4,460	-
Current portion of long-term borrowings	400	-
Total	**35,112**	**-**

RUR denominated short-term borrowings include USD 24,254 thousand of promissory notes issued to a related party and bearing interest of 10.4 - 11.2% per annum.

The interest rates on borrowings vary as follows:

RUR-denominated short-term borrowings	10% to 20%	
USD-denominated short-term borrowings	6% to 10%	

Short-term borrowings are secured by (refer to note 14):

Property, plant and equipment	3,423	-

30. TRADE AND OTHER PAYABLES

	2004	2003
Trade accounts payable	10,000	719
Wages and salaries	7,888	1,723
Payables for production equipment	4,452	2,940
Accrual for annual leave	3,108	1,328
Interest payable	1,744	-
Other creditors	8,671	32
Total	**35,863**	**6,742**

31. TAXES PAYABLE

	2004	2003
Value added tax payable	4,058	-
Social taxes	3,043	439
Income tax	2,157	7,017
Property tax	566	556
Provision for fines and penalties	-	14,493
Other taxes	4,690	1,404
Total	**14,514**	**23,909**

in thousands of US dollars

32. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

	2004	2003
Profit before taxation	**61,815**	**164,118**
Adjustments for:		
Impairment of goodwill on acquisition	114,639	-
Amortisation and depreciation	45,696	23,194
Interest accrued	10,146	-
Loss on disposal of property, plant and equipment and assets under construction	3,164	437
Change in provision for doubtful debts	2,535	43
Provision for land rehabilitation	2,532	-
Unwinding of discount on decommissioning obligations	427	379
Change in provision for obsolete inventory	355	185
Loss from associates	50	-
Change in provision for tax fines and penalties	(14,815)	13,911
Accrued income on promissory notes	(9,552)	(6,848)
Gain from change in terms of finance leases	(1,101)	-
Operating profit before working capital changes	**215,891**	**195,419**
(Increase) in inventories	(12,774)	(11,198)
Decrease in advances paid and other receivables	6,835	1,339
(Increase) in other current assets, excluding income tax prepaid	(11,496)	(4,905)
(Decrease)/increase in trade and other payables	(1,799)	4,558
(Decrease)/increase in taxes payable, excluding income tax	(7,623)	937
Cash flows from operations	**189,034**	**186,150**

in thousands of US dollars

33. ACQUISITION OF SUBSIDIARIES

	2004	2003
Net assets acquired		
Property, plant and equipment (refer to notes 14)	259,981	-
Capital construction-in-progress (refer to note 15)	19,389	-
Inventories – refined metals	3,843	-
Inventories – other	24,328	-
Trade and other receivables	12,493	-
Cash and cash equivalents	2,369	-
Other current assets	49,705	-
Loans and borrowings	(67,679)	-
Trade and other payables	(53,635)	-
Deferred taxation (refer to note 26)	(44,046)	-
Net assets at date of acquisition	**206,748**	-
Less: Minority interest (refer to note 23)	(48,416)	-
Groups' share of net assets acquired	**158,332**	-
Add: Goodwill on acquisition that was fully impaired (refer to comment below)	114,639	-
Total consideration	**272,971**	-
Satisfied by cash	(272,971)	-
Net cash outflow arising on acquisition:		
Cash consideration	(272,971)	-
Cash and cash equivalents acquired	2,369	-
Net cash outflow on acquisition of subsidiaries	**(270,602)**	-

Impairment of goodwill

The Group reviewed the carrying value of goodwill arising on the acquisition of OJSC "Lenzoloto" and determined that it should be written-off in full in the current financial year.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179,307 thousand. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 56.96% for a cash consideration of USD 11,711 thousand, bringing the Group's total investment in OJSC "Lenzoloto" to USD 191,018 thousand.

OJSC "Lenzoloto" contributed USD 104,097 thousand of revenue and USD 1,179 thousand loss before taxation from the date of acquisition to 31 December 2004.

in thousands of US dollars

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov mine" for a cash consideration of USD 35,618 thousand. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18,059 thousand, bringing the Group's total investment in OJSC "Matrosov Mine" to USD 53,677 thousand.

OJSC "Matrosov Mine" contributed USD 3,947 thousand of revenue and USD 14,684 thousand loss before taxation from the date of acquisition to 31 December 2004.

CJSC "Tonoda"

On 14 December 2004, LLC "Lenskaya Zolotorudnaya Company", a subsidiary of the Group acquired 100.0% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28,276 thousand. CJSC "Tonoda" holds a licence to mine Chertovo Koryto deposit located in Irkutsk Region of the Russian Federation.

CJSC "Tonoda" did not trade from the date of acquisition to 31 December 2004, and, therefore, contributed USD nil thousand of revenue and USD nil thousand loss before taxation from the date of acquisition to 31 December 2004.

in thousands of US dollars

34. RELATED PARTIES

Related parties are considered to include the ultimate holding company, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

	Sale of goods	Purchase of services	Interest income	Promissory notes receivable	Trade receivables	Cash deposits	Short-term borrowings	Trade payables
2004								
By the Company	333,705	8,928	15,290	393,738	273	1,223	-	-
By subsidiaries of the Group	63,716	785	-	-	1,824	1,675	28,082	3,836
Total	**397,421**	**9,713**	**15,290**	**393,738**	**2,097**	**2,898**	**28,082**	**3,836**
2003								
By the Company	239,811	-	6,848	102,645	-	2,996	-	-
By subsidiaries of the Group	-	-	-	-	-	-	-	-
Total	**239,811**	**-**	**6,848**	**102,645**	**-**	**2,996**	**-**	**-**

in thousands of US dollars

35. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2005:

Expansion of property, plant and equipment	101,545
Maintenance of property, plant and equipment	29,767
Total budgeted capital expenditure for 2005	**131,312**

2005 budgeted capital expenditure allocated between:

Contracted	34,064
Not contracted	97,248
Total budgeted capital expenditure for 2005	**131,312**

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the year in which they are incurred.

The Group's commitments will be funded from its own cash resources and borrowings.

36. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Presently the Group has developed a comprehensive property risk insurance program which will commence in the second half of 2004 that provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. This comprehensive property insurance program, will reduce the risk of adverse effect of damage or loss of certain assets upon the Group's activities and its financial position.

Litigation

The Group has been and continues to be subject from time to time to claims and legal proceedings relating to its business activities. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the Russian Federation. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land and that could potentially to impact flora and fauna, and give rise to other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the Russian Federation. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2003 and 2004 the Group conducted an internal estimate of environmental obligations for its operations. These estimates were based on management's understanding of the current legal requirements in the Russian Federation and the terms of license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- rehabilitation of land and other types of ongoing rehabilitation; and
- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities.

The extent and future expected costs related to environmental obligations are inherently difficult to estimate. They depend on the scale of operations, timing and further development of Russian legislation. The Group estimates its environmental obligations using the current level of mines' expansion, existing technology, current prices and projected inflation levels.

Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy depends on the efficacy of the Government economic policies and the continued the development of legal and political systems.

37. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of gold.

The Group does not enter into any forward or hedging contracts or other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

The Group does not enter into foreign currency derivative transactions to offset its currency risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group.

Although the Group sells a significant portion of its gold production to a related party and has the only one other customer, the Group is not economically dependent on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Group's customers are such that credit risk is minimal.

in thousands of US dollars

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities when they fall due. The Group's liquidity position is carefully monitored and managed. The Group makes use of a detailed budgeting and cash forecasting process to ensure it has adequate cash available to meet its payment obligations.

38. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2004		2003	
	Carrying value	Fair value	Carrying value	Fair value
Investments in associates (refer to note 16)	9,357	9,357	-	-
Investments in securities and other financial assets (refer to note 17)	397,318	397,318	114,100	114,100
Advances to suppliers and other receivables (refer to note 19)	12,315	12,315	2,510	2,510
Other current assets (refer to note 20)	58,224	58,224	14,658	14,658
Cash and cash equivalents (refer to note 21)	13,015	13,015	3,626	3,626
Long-term borrowings (refer to note 24)	3,538	3,538	-	-
Obligations under finance leases (refer to note 25)	4,828	4,828	-	-
Other long-term payables (refer to note 27)	916	916	-	-
Short-term borrowings (refer to note 29)	35,112	35,112	-	-
Trade accounts and other payables (refer to note 30)	35,863	35,863	6,742	6,742
Taxes payable (refer to note 31)	14,514	14,514	23,909	23,909
Long-term taxes payable (refer to note 27)	819	819	-	-

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation. The long-term accounts receivable have been discounted using the discount rate for similar transactions.

Advances to suppliers and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long- and short-term borrowings and capitalised finance leases are market related. Consequently the carrying values of these financial instruments approximate their fair values.

Long-term taxes payable have been discounted using the discount rate for similar transactions.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

in thousands of US dollars

39. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Acquisition of shares in Russian gold mining companies

On 9 February 2005 an additional 74% (2004: 26%, refer to note 16) of the issued ordinary shares of OJSC "Pervenets" was acquired by the Group for USD 25,816 thousand.

In April 2005 an additional 30.4% (2004: 57.1%, refer to note 40) of the issued ordinary shares of OJSC "Matrosov Mine" was acquired by the Group for USD 67,931 thousands.

In February 2005 the Group increased its ownership up to 100% in the following significant subsidiaries: CJSC "GRK Sukhoy Log", CJSC "Vitimenergo", LLC "Lengeo" and LLC "Vitimservis". As of 31 December 2004 the ownership of the Group in these subsidiaries was 56.96% (refer to note 40).

Proposed spin-off of the Norilsk Nickel Group's gold mining assets

On 15 April 2005 the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a plan to spin-off the Norilsk Nickel Group's gold mining assets into a new company by way of a single transaction. The disposal group consists of the gold mining assets of CJSC "Polus" and its subsidiaries, and 20% interest in Gold Fields Limited, including all liabilities directly associated with those assets. The transaction was announced on 18 April 2005, and is a subject to the final approval by the Extraordinary General Meeting of Shareholders in September 2005. If the spin-off is approved by the shareholders, the transaction is expected to be completed at the end of March 2006.

In accordance with the restructuring plan the shareholders of OJSC "MMC "Norilsk Nickel" will receive ordinary shares in the newly created company in proportion to their existing shareholding in OJSC "MMC "Norilsk Nickel".

It is unlikely that significant changes to the restructuring plan will be made or that it will be withdrawn.

New licenses acquired

During the period from January till May 2005 the Group obtained new mining licenses for the following gold deposits: Mukodekskoe (Irkutsk region), Bamskoe (Amursk region), Degdekanskoe and Vostochnoe (Magadan region).

in thousands of US dollars

40. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held		% held		Net asset position		Net loan account	
Subsidiaries in the Russian Federation	**Nature of business**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
CJSC "Lensib"	Mining	610	-	34.75	-	6,776	-	(5,028)	-
CJSC "Svetliy"	Mining	840	-	47.85	-	6,129	-	(1,158)	-
CJSC "Marakan"	Mining	840	-	47.85	-	5,889	-	(3,563)	-
CJSC "Nadezhdinskoe"	Mining	840	-	47.85	-	1,158	-	(10,106)	-
CJSC "Dalnaya Taiga"	Mining	820	-	46.71	-	1,676	-	(3,643)	-
CJSC "Sevzoto"	Mining	650	-	37.02	-	(813)	-	(8,507)	-
CJSC "Charazoto"	Mining	640	-	36.45	-	(375)	-	(5,488)	-
CJSC "Nedra Bodaybo"	Mining	1,071	-	29.05	-	(4,280)	-	(1,659)	-
CJSC "GRK Sukhoy Log"	Mining	100	-	56.96	-	3,108	-	(21,346)	-
OJSC "Matrosov Mine"	Mining	43,929	-	57.05	-	(7,071)	-	-	-
CJSC "Tonoda"	Mining	9,100	-	100	-	(1,910)	-	(7,022)	-
OJSC "Lenzoloto"	Market agent	847,535	-	56.96	-	59,651	-	30,941	-
LLC "Lenskaya Zolotorudnaya Company"	Market agent	-	-	100	-	36,071	-	35,479	-
CJSC "Vitimenergo"	Electricity production	355,669	-	56.96	-	18,766	-	918	-
LLC "Lengeo"	Geological research	-	-	56.96	-	965	-	(34)	-
LLC "Vitimservice"	Procurement services	-	-	56.96	-	3,944	-	1,068	-
LLC "Lenrem"	Repair services	-	-	56.96	-	2,465	-	472	-
LLC "LZDT"	Transportation	-	-	56.96	-	1,008	-	132	-

[THIS PAGE INTENTIONALLY LEFT BLANK]

Gold Mining Company Polus

Audited annual financial statements
for the year ended 31 December 2003

GOLD MINING COMPANY POLUS

AUDITED ANNUAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

INDEX **Page**

GOLD MINING COMPANY POLUS

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the annual financial statements of Closed Joint Stock Company "Gold Mining Company Polus" (the "Company").

Management is responsible for the preparation of the annual financial statements that present fairly the financial position of the Company at 31 December 2003, and the results of its operations and cash flows for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the annual financial statements (refer to the note dealing with the basis of presentation); and
- preparing the annual financial statements on a going concern basis, unless it is inappropriate to presume that the Company will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Company;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Company, and which enable them to ensure that the annual financial statements of the Company comply with IFRS;
- maintaining statutory accounting records in compliance with legislation and accounting standards of the Russian Federation;
- taking such steps as are reasonably available to them to safeguard the assets of the Company; and
- preventing and detecting fraud and other irregularities.

The annual financial statements for the year ended 31 December 2003 were approved on 31 May 2004 by:

Ivanov E.I.	**Rudskykh T. N.**
President	Chief Accountant

Krasnoyarsk
31 May 2004

Deloitte.

Deloitte & Touche Regional
Consulting Services Limited
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

REPORT OF THE INDEPENDENT AUDITORS
to the management of Closed Joint Stock Company
"Gold Mining Company Polus"

We have audited the annual financial statements for the year ended 31 December 2003 of Closed Joint Stock Company "Gold Mining Company Polus" (the "Company"), set out on pages 3-26. The annual financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
- assessing the accounting principles used in the preparation of the annual financial statements;
- assessing the significant estimates made by management in the preparation of the annual financial statements; and
- evaluating the overall presentation of the annual financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

The annual financial statements do not include corresponding figures in the statements of income, cash flows and changes in shareholder's equity for the year ended 31 December 2002. Disclosure of such information is required by International Accounting Standard 1 "Presentation of Financial Statements".

In our opinion, except for the omission of corresponding figures in the statements of income, cash flows and changes in shareholder's equity for the year ended 31 December 2002, the annual financial statements fairly present, in all material respects, the financial position of the Company at 31 December 2003, and the results of its operations and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow, Russia
31 May 2004

GOLD MINING COMPANY POLUS

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003
in thousands of US Dollars

	Notes	2003
Sales		**299,018**
Cost of sales	3	(108,726)
Gross profit		**190,292**
Selling, general and administrative expenses	7	(15,888)
Other operating expenses	8	(15,094)
Operating profit		**159,310**
Unwinding of discount on decommissioning provision	21	(379)
Income from investments	9	6,854
Other non-operating expenses	10	(1,667)
Profit before taxation		**164,118**
Taxation	11	(44,528)
Net profit for the year		**119,590**
Earnings per share	12	**492**

GOLD MINING COMPANY POLUS

BALANCE SHEET
AT 31 DECEMBER 2003
in thousands of US Dollars

	Notes	2003	2002
ASSETS			
Non-current assets		**247,391**	**211,397**
Property, plant and equipment	13	216,360	203,075
Capital construction-in-progress	14	31,011	8,300
Long-term investments		20	22
Current assets		**161,422**	**32,075**
Inventories	15	26,548	13,969
Advances to suppliers and other receivables	16	2,851	3,976
Promissory notes receivable		114,080	-
Taxes receivable	17	14,317	13,053
Cash and cash equivalents	18	3,626	1,077
Total assets		**408,813**	**243,472**
EQUITY AND LIABILITIES			
Share capital and reserves		**339,371**	**199,013**
Share capital	19	2	2
Translation reserve		5,010	-
Accumulated profits		334,359	199,011
Non-current liabilities		**38,791**	**40,483**
Deferred tax liabilities	20	31,813	34,382
Provision for decommissioning	21	6,978	6,101
Current liabilities		**30,651**	**3,976**
Trade and other payables	22	6,742	1,849
Taxes payable	23	23,909	2,127
Total equity and liabilities		**408,813**	**243,472**

GOLD MINING COMPANY POLUS

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003
in thousands of US Dollars

	Notes	2003
Operating activities		
Cash flows from operations	24	186,150
Income tax paid		(39,144)
Net cash inflow from operating activities		**147,006**
Investing activities		
Purchase of property, plant and equipment	13, 14	(42,130)
Purchase of promissory notes	25	(102,645)
Cash outflow from investing activities		**(144,775)**
Effect of translation to presentation currency		318
Net increase in cash and cash equivalents		**2,549**
Cash and cash equivalents at beginning of year	18	**1,077**
Cash and cash equivalents at end of year	18	**3,626**

GOLD MINING COMPANY POLUS

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2003
in thousands of US Dollars

	Share capital	Translation reserve	Accumulated profits	Total
Balance at 31 December 2002	**2**	**-**	**199,011**	**199,013**
Net profit for the year	-	-	119,590	119,590
Effect of translation to presentation currency	-	5,010	15,758	20,768
Balance at 31 December 2003	**2**	**5,010**	**334,359**	**339,371**

1. GENERAL

Organisation

Closed Joint Stock Company "Gold Mining Company Polus" (the "Company") was incorporated in Severo-Eniseisk, Krasnoyarsk region, Russian Federation, on 30 September 1999. The principal activity of the Company is the extraction and processing of gold. Production facilities of the Company are located in Krasnoyarsk region, Russian Federation. The average number of the Company's employees is 2,838 (2002: 2,755).

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" ("MMC Norilsk Nickel") holds 100 percent of voting shares of the Company. MMC Norilsk Nickel together with its subsidiaries comprises the Norilsk Nickel Group.

Basis of presentation

The annual financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"), except for management's decision not to provide corresponding figures in the statements of income, cash flows and changes in shareholder's equity for the year ended 31 December 2002 as this was the first time that annual financial statements had been prepared in compliance with IFRS. The term "International Financial Reporting Standards" includes standards and interpretations approved by International Accounting Standards Board, including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee who replaced the Standing Interpretations Committee ("SIC").

The Company maintains its accounting records in accordance with the laws, accounting and reporting regulations of the Russian Federation. Accounting principles and financial reporting procedures in the Russian Federation differ substantially from those generally accepted under IFRS. Accordingly, the annual financial statements which have been prepared from the Company's Russian statutory accounting records, reflect adjustments necessary for the annual financial statements to be presented in compliance with IFRS.

The annual financial statements of the Company are prepared on the historical cost basis, except for:

- valuation of property, plant and equipment, in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"), which is more fully described in note 2 (d);

- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), which is more fully described in note 2 (i).

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are set out below:

(a) Measurement and presentation currency

The measurement currency of the annual financial statements, which reflects the economic substance of the underlying events and transactions of the Company's operations, is the Russian Rouble ("RUR").

The Company has elected to use the United States of America Dollar ("USD" or "US Dollar") as its presentation currency. Using USD as a presentation currency is a common practice for global mining companies. In addition, USD is a more acceptable currency for international users of the annual financial statements of the Company.

The translation from RUR (measurement currency) into USD (presentation currency) in the annual financial statements for the year ended 31 December 2003 is made in accordance with the requirements of SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency", using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all items included in shareholder's equity, other than net profit for the reporting period, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all income and expense items for the year have been translated at the average exchange rate, USD 1 = RUR 30.6884; and
- all resulting exchange differences are included in shareholder's equity.

Due to the fact that prior to 1 January 2003 the Russian Federation was considered to be a hyperinflationary economy, the corresponding figures for the year ended 31 December 2002, presented in the balance sheet, were translated from RUR into USD at closing exchange rate at that date, 1 USD = RUR 31.7844 (refer to 2 (b)).

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these annual financial statements does not imply that Company could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(b) Hyperinflation in the Russian Federation

Hyperinflationary accounting for the year ended 31 December 2002

The operations of the Company take place in the Russian Federation, where the accounting records are maintained in RUR. The economy of the Russian Federation was considered to be hyperinflationary from 1991 to 2002. The Company's balance sheet includes corresponding figures as of 31 December 2002, which in accordance with IAS 29 were measured in the measurement units current as of that date.

Cessation of hyperinflation

The characteristics of the economic environment of the Russian Federation indicate that it has ceased to be hyperinflationary. Accordingly, with effect from 1 January 2003 the Company discontinued application of the requirements of IAS 29, and the carrying amount of all non-monetary assets, liabilities and shareholder's equity stated in measurement units as of 31 December 2002 have thereafter been treated as cost.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Basis of carrying value of property, plant and equipment

Property, plant and equipment were valued by independent, professionally qualified valuers. The effective date of the valuation was 31 December 2002. The basis of valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined as their market value.

However, a significant part of property, plant and equipment, which is of a specialised nature, was valued at depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accumulated depreciation, including both physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset. The valued amounts have subsequently been recognised as cost in accordance with the requirements of IAS 29.

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses, and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a systematic basis when physically mined, using the life of mine method based on estimated proven and probable mineral reserves.

Estimated proven and probable mineral reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits, in accordance with local geological engineering reserve standards.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralization in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings and the present value of future decommissioning cost.
Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable mineral reserves, over a period of 7 to 20 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable mineral reserves, varying from 5 to 20 years.

Amortisation

Amortisation on mining assets is charged from the date on which a new mine reaches commercial production quantities and is included in the cost of production.

The Company regularly assesses the remaining life of its mines for the purpose of amortisation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable mineral reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Company uses a straight-line basis of amortisation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(f) Impairment

An impairment review of assets is carried out, when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. The recoverable amount is the greater of the assets' value-in-use or net selling price.

An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

Recoverable amounts of mining and processing assets are determined on the basis of the present values of net future cash flows. Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term gold prices;
- revised estimates of the grade or extent of the mineral reserve; and
- changes in future expected operating costs.

The recoverable amount of other assets is the amount, which the Company expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. Impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, by the saleable mine output of gold.

Production costs include on-mine and concentrating costs, smelting and refining costs, other cash costs and amortisation and depreciation of operating assets.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Company's balance sheet comprise investments, including promissory notes receivable, other receivables, cash and cash equivalents and trade and other payables. Financial instruments are initially measured at cost, including transaction costs, when the Company has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is described below.

A financial instrument or a portion of a financial instrument is derecognised, when the Company loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments are initially measured at cost on a trade date basis, which is the fair value of the consideration given including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Company has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Company, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less a provision for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the

investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments. Held-for-trading investments are included in current assets.

All other investments, other than loans and receivables originated by the Company, are classified as available-for-sale. Available-for-sale investments are included in current assets if management intends to realise them within twelve months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Company may incur on their sale or other disposal. Gains or losses on measurement of fair value of investments are recognised in the income statement for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Receivables

Receivables originated by the Company are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are stated at their nominal value.

(j) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period during which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(k) Provisions

Provisions are recognised when the Company has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(l) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Company contributes to the state pension fund, medical and social insurance funds on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(m) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates that have been enacted or substantially enacted by the balance sheet date. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(n) Revenue recognition

Revenue consists of the sales of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to licensed commercial banks. Revenues from the sale of by-products are netted-off against production costs.

(o) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Company are based on the amounts available for distribution in accordance with Russian legislation and as reflected in the statutory financial statements of the Company. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(p) Segmental information

The Company predominantly operates in a single business segment, being mining and processing of gold. The Company's production facilities are based solely in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and reported in the annual financial statements as one reportable segment.

(q) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the discount on decommissioning obligation is included in the income statement.

Decommissioning obligations are periodically reviewed in the light of current laws and regulations, and adjustments made as necessary.

(r) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

in thousands of US dollars

3. COST OF SALES

	2003
Cash operating costs	89,143
On-mine and concentrating costs (refer to note 4)	36,173
Smelting costs (refer to note 5)	33,138
Refining costs	1,735
Tax on mining	18,097
Amortisation and depreciation of operating assets (refer to note 6)	23,194
Increase in metal inventories	(3,611)
Total	**108,726**

4. ON-MINE AND CONCENTRATING COSTS

Labour	17,644
Consumables and spares	15,876
Utilities	636
Sundry on-mine costs	2,017
Total (refer to note 3)	**36,173**

5. SMELTING COSTS

Consumables and spares	17,218
Labour	12,913
Utilities	2,049
Sundry smelting costs	958
Total (refer to note 3)	**33,138**

6. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

Mining and concentrating	12,535
Smelting	10,659
Total (refer to note 3)	**23,194**

in thousands of US dollars

7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003
Salaries and wages	9,294
Taxes other than tax on mining and income tax	3,398
Repair and maintenance	1,033
Transportation	240
Professional services	123
Other	1,800
Total	**15,888**

8. OTHER OPERATING EXPENSES

Provision for tax fines and penalties	13,911
Loss on disposal of property, plant and equipment	437
Provision for doubtful debts	43
Other	703
Total	**15,094**

9. INCOME FROM INVESTMENTS

Interest income on promissory notes (refer to note 25)	6,848
Dividends received	6
Total	**6,854**

10. OTHER NON-OPERATING EXPENSES

Expenses on maintenance of social infrastructure	323
Donations	557
Other	787
Total	**1,667**

in thousands of US dollars

11. TAXATION

	2003
Current taxation	49,603
Deferred taxation (refer to note 20)	(5,075)
Total	**44,528**

The tax rate applied to taxable income in the Russian Federation is 24%.

A reconciliation of theoretical income tax to the amount of actual income tax expense recorded in the income statement is as follows:

Profit before tax	**164,118**
Theoretical income tax at 24%	39,388
Provision for tax fines and penalties	3,339
Non-deductible expenses	1,801
Total income tax expense	**44,528**

12. EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the year of USD 119,590 thousand and a weighted average number of the outstanding ordinary shares of 123 and preferred shares of 120 (refer to note 19).

in thousands of US dollars

13. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost/valuation				
Balance at 31 December 2002	**112,238**	**90,445**	**392**	**203,075**
Additions at cost	-	17,024	181	17,205
Transfers from capital construction-in-progress (refer to note 14)	3,666	-	-	3,666
Disposals	-	(353)	(14)	(367)
Effect of translation to presentation currency	9,031	7,853	38	16,922
Balance at 31 December 2003	**124,935**	**114,969**	**597**	**240,501**
Accumulated amortization and depreciation				
Balance at 31 December 2002	-	-	-	-
Amortization and depreciation charge	(12,030)	(11,078)	(86)	(23,194)
Eliminated on disposal	-	20	2	22
Effect of translation to presentation currency	(504)	(462)	(3)	(969)
Balance at 31 December 2003	**(12,534)**	**(11,520)**	**(87)**	**(24,141)**
Net book value				
31 December 2002	**112,238**	**90,445**	**392**	**203,075**
31 December 2003	**112,401**	**103,449**	**510**	**216,360**

14. CAPITAL CONSTRUCTION-IN-PROGRESS

	2003
Balance at beginning of the year	8,300
Additions at cost	24,925
Transfers to property, plant and equipment (refer to note 13)	(3,666)
Disposals	(92)
Effect of translation to presentation currency	1,544
Balance at end of the year	**31,011**

in thousands of US dollars

	2003	2002
15. INVENTORIES		
Refined metal at net production cost	1,474	17
Work-in-process at production cost	6,018	3,440
Total metal inventories	**7,492**	**3,457**
Fuel	8,344	3,489
Spares and consumable materials	10,905	7,023
Less: Provision for obsolescence	(193)	-
Total other inventories	**19,056**	**10,512**
Total	**26,548**	**13,969**

16. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES

	2003	2002
Advances to suppliers	1,630	2,104
Other receivables	1,444	2,166
Prepaid expenses	342	188
	3,416	**4,458**
Less: Provision for doubtful debts	(565)	(482)
Total	**2,851**	**3,976**

17. TAXES RECEIVABLE

	2003	2002
VAT recoverable	8,543	3,458
VAT prepaid	4,975	1,272
Social taxes prepaid	732	541
Income tax prepaid	-	4,521
Tax on mining prepaid	-	1,699
Other taxes prepaid	67	1,562
Total	**14,317**	**13,053**

18. CASH AND CASH EQUIVALENTS

	2003	2002
Current accounts in banks	3,549	979
Cash on hand	60	47
Other cash equivalents	17	51
Total	**3,626**	**1,077**

As of 31 December 2003 cash held with a related party commercial bank amounted to USD 2,996 thousand.

in thousands of US dollars

19. SHARE CAPITAL

At 31 December 2003 and 2002 the Company had 123 authorized, issued and fully paid ordinary shares with a par value of RUR 400 and 120 issued and fully paid preference shares with a par value of RUR 100. Ordinary and preference shares have voting rights. Preference shares are freely convertible to ordinary shares.

20. DEFERRED TAXATION

The movement in the Company's deferred tax position for the year is as follows:

Net liability at 1 January 2003	34,382
Recognized in income statement (refer to note 11)	(5,075)
Effect of translation to presentation currency	2,506
Net liability at 31 December 2003	**31,813**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

	2003	2002
Property, plant and equipment	34,939	35,788
Inventory valuation	(1,729)	(705)
Accrued operating expenses	(758)	(539)
Valuation of receivables	(639)	(162)
Net deferred tax liability	**31,813**	**34,382**

21. PROVISION FOR DECOMMISSIONING

Balance at 1 January	6,101	-
Provision raised	-	6,101
Unwinding of discount on decommissioning obligations	379	-
Effect of translation to presentation currency	498	-
Balance at 31 December	**6,978**	**6,101**

22. TRADE AND OTHER PAYABLES

Payables to suppliers	3,691	378
Wages and salaries	1,723	546
Accrual for annual leave	1,328	925
Total	**6,742**	**1,849**

in thousands of US dollars

23. TAXES PAYABLE

	2003	2002
Income tax	7,017	807
Tax on mining	1,292	-
Property tax	556	342
Social taxes	439	392
Other taxes	112	586
Provision for fines and penalties	14,493	-
Total	**23,909**	**2,127**

24. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS

Profit before taxation	**164,118**
Adjustments for:	
Amortization and depreciation	23,194
Provision for tax fines and penalties	13,911
Interest income on promissory notes	(6,848)
Loss on disposal of property, plant and equipment	437
Unwinding of discount on decommissioning provision	379
Provision for inventories obsolescence	185
Provision for doubtful debts	43
Operating profit before working capital changes	**195,419**
Increase in inventories	(11,198)
Decrease in advances to suppliers and other receivables	1,339
Increase in taxes receivable, other than income tax	(4,905)
Increase in trade and other payables	4,558
Increase in taxes payable, other than income tax	937
Cash flows from operations	**186,150**

25. TRANSACTIONS WITH RELATED PARTIES

Related parties are considered to include parent company, MMC Norilsk Nickel, and entities under common ownership and control with the Company and/or its parent company.

Sales of refined gold to a related party commercial bank

Sales of gold to a related party commercial bank amounted in 2003 to USD 239,811 thousand.

Promissory notes purchased from parent company

In July 2003 the Company purchased short-term discounted promissory notes issued by MMC Norilsk Nickel for USD 102,645 thousand. Discount varied from 10 to 14% per annum. Up to 31 December 2003 the Company accrued interest income on these promissory notes in the amount of USD 6,848 thousand. Notes were fully redeemed at face value as of 31 May 2004.

26. COMMITMENTS

Capital commitments

The total capital expenditure of the Company for the year ending 31 December 2004 is estimated to be USD 26,142 thousand. Capital expenditure will be funded from the Company's own cash resources.

Social commitments

The Company contributes to mandatory social programs and maintains social assets in the locations where it has its operating facilities. The Company's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Company's employees. These contributions are recorded in the year in which they are incurred.

Company's social commitments will be funded from own cash resources.

27. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance protection common in developed markets are not yet generally available. The Company does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Company's property or relating to the Company's operations. Management understands that until the Company obtains adequate insurance coverage there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Litigation

The Company has been and continues to be from time to time a subject to claims and legal proceedings relating to its business activities. Management believes that none of these claims,

individually or in aggregate, will have a material adverse impact on the Company's financial position or operating results.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has recently commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax laws. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Company's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system, that may be applied retrospectively by authorities, could affect the Company's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Company to additional taxation, fines and penalties, that could be significant.

Environmental matters

The Company is subject to extensive federal, state and local environmental controls and regulations in the Russian Federation. The Company's operations involve the discharge of materials and contaminants into the environment, disturbance of land and have the potential to impact flora and fauna, and raise other environmental concerns.

The Company's management believes that it is in compliance with all current existing environmental laws and regulations in the Russian Federation. However, environmental laws and regulations continue to evolve. The Company is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Company modernise technology to meet more stringent standards.

The Company is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and restore and rehabilitate the environment. The Company periodically performs internal estimates of environmental obligations for its operations. Such estimates are based on management's understanding of the current legal requirements in the Russian Federation and the terms of license agreements. Management believes that Company's environmental obligations mainly include:

- ongoing rehabilitation of land and other types of ongoing rehabilitation, which is accounted for when incurred; and

- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities. These obligations were provided for in accordance with the Company's accounting policies.

Management of the Company believes that due to the specific geographic location of its operations, the Company has no other liabilities for land restoration that should be recorded in the annual financial statements. Accordingly, no provision has been raised for these obligations.

It is the Company's intention to conduct a more detailed evaluation of its environmental obligations. Should the requirements of applicable environmental legislation change or be clarified, the Company may incur additional environmental obligations.

Russian Federation risk

Over the past decade the Russian Federation has undergone substantial political, economic and social changes. As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result, operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

28. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Company is exposed to commodity price, currency, credit and liquidity risks.

Commodity price risk

Commodity price risk is the risk that the Company's current or future earnings will be adversely impacted by changes in the market prices of gold.

The Company does not enter into any forward or hedging contracts or other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Company will be adversely impacted by changes in exchange rates to which the Company is exposed.

The majority of the Company's revenues are denominated in USD, whereas the majority of the Company's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

The Company does not enter into foreign currency derivative transactions to offset its currency risk.

Credit risk

Credit risk is the risk that customers may default or not meet their obligations to the Company on a timely basis, leading to financial loss to the Company. The Company minimises its exposure to this risk by selling a significant portion of its gold production to a related party commercial bank on a prepayment basis.

Management believes that the Company is not economically dependent on its only major customer because of the existence of liquid market for gold.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle all liabilities when they fall due. The Company's liquidity position is carefully monitored and managed. The Company makes use of a detailed budgeting and cash forecasting process to ensure it has adequate cash available to meet its payment obligations.

29. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in forced or liquidation sale. As no readily available market exists for a large part of the Company's financial instruments, judgment is necessary in arriving at fair value, based on current economic conditions and specific risks attributable to the instrument.

As at 31 December 2003 and 2002 the carrying value of promissory notes, receivables, cash and cash equivalents, trade and other payables approximates the fair value of these instruments as a result of their short-term duration.

30. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Acquisition of shares in Russian gold mining companies

On 6 April 2004 the Company acquired 50.5% of the outstanding ordinary shares of Open Joint Stock Company "Lenzoloto" for USD 173,731 thousand and 38% of the outstanding ordinary shares of Open Joint Stock Company "Matrosov Mine" for USD 34,510 thousand.

On 19 May 2004 the Company acquired additional 5.2% of the outstanding ordinary shares and 2.2% of the preference shares of Open Joint Stock Company "Matrosov Mine" for USD 1,520 thousand.

EXHIBIT III – UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – THE NORILSK GROUP

Below are the unaudited consolidated interim financial statements of the Norilsk Group for the three months ended March 31, 2005.

These financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between IFRS and U.S. GAAP as they relate to Norilsk, see "Summary of Certain Differences between U.S. GAAP and IFRS".

As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Norilsk Group including minority interest. Net profit previously presented in the income statement for 2004, 2003 and 2002 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company". In addition, certain comparative figures have been regrouped to conform with the format of presentation for the financial year 2005 and may, as a result, differ from the corresponding figures in the financial statements where such figures were originally disclosed. The discussion of comparative figures in "Operating and Financial Review and Prospects of the Norilsk Group" has been adapted to take into account the effects of such regroupings.

Mining and Metallurgical Company Norilsk Nickel

Consolidated interim financial statements
for the three months ended 31 March 2005

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

INDEX **Page**

	31 March 2005	31 March 2004	31 December 2004
EXCHANGE RATES – RUSSIAN ROUBLE			
Period-end rates			
1 US dollar	27.8256	28.4853	27.7487
1 Euro	36.0564	34.8005	37.8104
1 British pound	52.2982	51.9543	53.2886
Average rates for the period			
1 US dollar	27.8375	28.6612	28.8150
1 Euro	36.6556	35.8560	35.8185
1 British pound	52.7806	52.6068	52.7686

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

The following statement, which should be read in conjunction with independent auditors' responsibilities stated in the independent auditors' review report set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated interim financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated interim financial statements that present fairly the financial position of the Group at 31 March 2005, the results of its operations, cash flows and changes in shareholders' equity for the three months then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated interim financial statements, management is responsible for:

- selecting suitable accounting policies and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated interim financial statements; and
- preparing the consolidated interim financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated interim financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

On behalf of Group's management the consolidated interim financial statements for the three months ended 31 March 2005 were approved on 29 July 2005 by:

M. D. Prokhorov
General Director

D. A. Glotov
Deputy General Director

Moscow
29 July 2005

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REVIEW REPORT

To the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel"

We have reviewed the consolidated interim financial statements for the three months ended 31 March 2005 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 3-60. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated interim financial statements are free of material misstatement. A review consists of making inquiries, primarily of Group's personnel responsible for financial and accounting matter, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of negative assurance

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group at 31 March 2005, and the results of its operations, its cash flows and changes in shareholders' equity for three months then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow, Russia
29 July 2005

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2005
US Dollars million

	Notes	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Metal sales revenues	4	**1,630**	**1,583**	**7,033**
Cost of metal sales	5	738	693	3,179
Gross profit on metal sales		**892**	**890**	**3,854**
Selling, general and administrative expenses	11	190	191	866
Other net operating expenses	12	48	78	153
Operating profit		**654**	**621**	**2,835**
Impairment of goodwill on acquisition	41	-	-	115
Interest expense	13	24	9	72
Net income from investments	14	(26)	(15)	(7)
Net gains on derivative transactions	15	-	(10)	(6)
Other non-operating expenses	16	17	22	108
Profit before taxation		**639**	**615**	**2,553**
Taxation	17	193	167	696
Profit for the period		**446**	**448**	**1,857**
Attributable to:				
Shareholders of the parent company		451	444	1,878
Minority interest	18	(5)	4	(21)
		446	**448**	**1,857**
EARNINGS PER SHARE				
The calculation of basic and fully diluted earnings per share is based on:				
Profit for the period attributable to the shareholders of the parent company		451	444	1,878
Weighted average number of ordinary shares in issue during the period		209,129,097	210,642,516	210,642,516
Basic and fully diluted earnings per share (US cents)		**215.7**	**210.8**	**891.6**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED BALANCE SHEET
AT 31 MARCH 2005
US Dollars million

	Notes	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
ASSETS				
Non-current assets		**9,620**	**9,441**	**9,665**
Property, plant and equipment	21	6,548	6,184	6,644
Capital construction-in-progress	22	1,364	1,246	1,208
Investments in associates	23	161	122	162
Investments in securities and other financial assets	24	1,312	1,640	1,407
Other non-current assets	25	179	180	169
Inventories	26	56	69	75
Current assets		**3,812**	**3,845**	**3,967**
Investments in securities and other financial assets	24	31	49	30
Other current assets	25	689	468	694
Inventories	26	1,407	1,475	1,442
Trade and other receivables	27	423	617	455
Cash and cash equivalents	28	1,240	1,236	1,346
Assets classified as held for sale	19	22	-	-
Total assets		**13,432**	**13,286**	**13,632**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves		**10,223**	**9,288**	**10,643**
Share capital	29	10	10	10
Share premium	30	34	762	782
Investments revaluation reserve		(142)	(35)	(56)
Accumulated profits		9,978	8,199	9,541
Equity attributable to the shareholders of the parent company		**9,880**	**8,936**	**10,277**
Minority interest	18	**343**	**352**	**366**
Non-current liabilities		**1,574**	**1,032**	**1,606**
Long-term borrowings	31	650	129	657
Deferred tax liabilities	32	714	761	740
Employee benefit obligations	33	49	69	50
Environmental obligations	34	155	62	155
Taxes payable	37	6	11	4
Current liabilities		**1,635**	**2,966**	**1,383**
Current portion of long-term borrowings	31	321	39	323
Current portion of employee benefit obligations	33	170	184	186
Short-term borrowings	35	506	409	208
Derivative financial instruments		5	10	5
Trade and other payables	36	358	1,820	373
Taxes payable	37	244	397	257
Dividends payable	38	4	2	10
Bank overdrafts	39	5	105	21
Liabilities associated with assets classified as held for sale	19	22	-	-
Total shareholders' equity and liabilities		**13,432**	**13,286**	**13,632**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2005
US Dollars million

	Notes	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Operating activities				
Cash flows from operations	40	877	980	3,498
Interest paid		(28)	(10)	(58)
Taxation paid		(249)	(176)	(936)
Net cash inflow from operating activities		**600**	**794**	**2,504**
Investing activities				
Acquisition of subsidiaries, net of cash acquired, and increase of ownership in subsidiaries	41	(26)	-	(289)
Advance on acquisition of subsidiaries		-	(214)	-
Proceeds from disposal of subsidiaries, net of cash disposed of	42	1	-	25
Purchase of property, plant and equipment		(206)	(155)	(618)
Proceeds from sale of property, plant and equipment		6	4	57
Purchase of securities and other financial assets		(7)	(17)	(1,440)
Proceeds from sale of securities and other financial assets		11	95	237
Net cash outflow from investing activities		**(221)**	**(287)**	**(2,028)**
Financing activities				
Proceeds from short-term borrowings		571	298	1,998
Repayments of short-term borrowings		(278)	(84)	(2,034)
Proceeds from long-term borrowings		5	-	872
Repayments of long-term borrowings		(4)	(86)	(197)
Re-acquisition of shares	30	(763)	-	-
Dividends paid	38	(5)	(312)	(618)
Net cash (outflow)/inflow from financing activities		**(474)**	**(184)**	**21**
Effect of translation to presentation currency for the period		5	27	47
Net (decrease)/increase in cash and cash equivalents		**(90)**	**350**	**544**
Net cash and cash equivalents at beginning of the period		**1,325**	**781**	**781**
Net cash and cash equivalents at end of the period	28	**1,235**	**1,131**	**1,325**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE MONTHS ENDED 31 MARCH 2005

US Dollars million

	Notes	Share capital	Share premium	Investments revaluation reserve	Accumulated profits	Equity attributable to the shareholders of the parent company	Minority interest	Total
Balance at 31 December 2003 – audited		**9**	737	**-**	7,457	**8,203**	**344**	**8,547**
Effect of change in accounting policy		-	-	(50)	50	-	-	-
As restated		**9**	737	**(50)**	7,507	**8,203**	**344**	**8,547**
Net profit for the period		-	-	-	444	**444**	4	**448**
Increase in fair value available-for-sale investments		-	-	20	-	**20**	-	**20**
Deferred tax arising on revaluation of investments		-	-	(4)	-	**(4)**	-	**(4)**
Translation of foreign operations		-	-	-	(10)	**(10)**	-	**(10)**
Effect of translation to presentation currency for the period		1	25	(1)	258	**283**	4	**287**
Balance at 31 March 2004 – reviewed		**10**	**762**	**(35)**	**8,199**	**8,936**	**352**	**9,288**
Net profit for the remaining nine months of the year		-	-	-	1,434	**1,434**	**(25)**	**1,409**
Dividends paid	20	-	-	-	(308)	**(308)**	-	**(308)**
Decrease in fair value available-for-sale investments		-	-	(66)	-	**(66)**	-	**(66)**
Deferred tax arising on revaluation of available-for-sale investments				4	-	**4**	-	**4**
Release on disposal of available-for-sale investments		-	-	42	(42)	-	-	-
Minority interest in subsidiaries acquired	18	-	-	-	-	-	48	**48**
Decrease in minority interest due to increase of investments in subsidiaries	18	-	-	-	-	-	(18)	**(18)**
Increase in minority interest due to decrease of investments in subsidiaries	18	-	-	-	-	-	2	**2**
Translation of foreign operations		-	-	-	(8)	**(8)**	-	**(8)**
Effect of translation to presentation currency for the period		-	20	(1)	266	**285**	7	**292**
Balance at 31 December 2004 – audited		**10**	**782**	**(56)**	**9,541**	**10,277**	**366**	**10,643**
Net profit for the period		-	-	-	451	**451**	(5)	**446**
Re-acquisition of issued shares	30	-	(763)	-	-	**(763)**	-	**(763)**
Decrease in fair value available-for-sale investments		-	-	(86)	-	**(86)**	-	**(86)**
Increase in equity attributable to the shareholders of the parent company due to increase of investments in subsidiaries	18	-	-	-	11	**11**	(11)	-
Decrease in minority interest due to increase of investments in subsidiaries	18	-	-	-	-	-	(8)	**(8)**
Re-issuance of ordinary shares from treasury shares	30	-	8	-	-	**8**	-	**8**
Translation of foreign operations		-	-	-	1	**1**	-	**1**
Effect of translation to presentation currency for the period		-	7	-	(26)	**(19)**	1	**(18)**
Balance at 31 March 2005 – reviewed		**10**	**34**	**(142)**	**9,978**	**9,880**	**343**	**10,223**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company" or "MMC Norilsk Nickel") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 49.

Basis of presentation

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated interim financial statements are presented in accordance with IFRS.

The consolidated interim financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

Adoption of new and revised International Financial Reporting Standards

In the current reporting period the Group has adopted all the new and revised Standards and Interpretations issued by IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on 1 January 2005.

In addition, the Group has elected to adopt IAS 39 "Financial Instruments: Recognition and Measurement" (including amendments issued in March 2004) in advance. The new accounting policy is described in note 2 (i). In accordance with the requirements of the Standard, the opening balance of equity attributable to shareholders of the parent company as of 1 January 2004 and all the other comparative amounts were adjusted as if this Standard had always been in use.

Reclassifications

Certain comparative information, presented in the consolidated financial statements for the prior reporting periods, has been reclassified in order to achieve comparability with the presentation used in the consolidated interim financial statements for the three months ended 31 March 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's accounting policies, which are consistent in all material respects with those applied in the prior reporting periods, are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated interim financial statements incorporate the financial statements of the parent company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the parent company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or
- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:
  - govern the financial and operating policies of the enterprise under a charter or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. Such subsidiaries are accounted for as investments (refer to 2 (i)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to a nil value. Thereafter losses are only accounted for insofar as the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognised as goodwill.

Goodwill relating to subsidiaries is disclosed as an asset and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement during the period in which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the income statement immediately.

(b) Functional and presentation currency

The functional currency of the company, which reflects the economic substance of the underlying events and transactions of its operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated financial statements of the Group.

The translation from RUR (functional currency of the Company) into USD (presentation currency) is made as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated interim financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currencies

The individual financial statements of each Group entity are presented in its functional currency. In determining the functional currency of a foreign operation the following factors are considered:

- whether the activities of the foreign operation are carried out as an extension of the reporting entity, rather than being carried out with a significant degree of autonomy;
- whether transactions with the reporting entity are a high or a low proportion of the foreign operation's activities;
- whether cash flows from the activities of the foreign operation directly affect the cash flows of the reporting entity; and
- whether cash flows from the activities of the foreign operation are sufficient to service existing and normally expected debt obligations without funds being made available by the reporting entity.

It was determined that RUR is the functional currency of all foreign subsidiaries of the Group, except for Stillwater Mining Company. Stillwater Mining Company due to significant degree of autonomy has the functional currency of economy in which it operates, US Dollar.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the exchange rates prevailing on the dates of the transactions. At each balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

For the purpose of consolidated financial statements, the assets and liabilities of a foreign operation with functional currency different from functional currency of the reporting entity are translated at the exchange rates prevailing on the balance sheet dates. Income statement items are translated at the average exchange rates for the period. Exchange differences arising on translation are included in accumulated profits in the statement of changes in shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate.

(d) Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis when physically mined, using the life of mine method, based on estimated proven and probable ore reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditures incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralization in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings, and the present value of future decommissioning costs.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable ore reserves, over a period of 7 to 30 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable ore reserves, varying from 5 to 30 years.

Depreciation

Depreciation of mining assets is charged from the date at which a new mine reaches commercial production quantities and is included in the cost of production.

The Group regularly assesses the remaining life of its mines for the purpose of depreciation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable ore reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of depreciation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- Buildings, plant and equipment 2% to 10%;
- Motor vehicles 9% to 25%;
- Office equipment 10% to 20%.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(f) Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost to sell and value in use, unless the fair value less cost to sell is not possible to determine or if either of these amounts exceeds the assets carrying amount. The recoverable amount of mining assets whose fair value less cost to sell cannot be determined reliably is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term metal prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value. For investments carried at fair value decline in fair value is recognized in profit or loss if there is objective evidence that investments are impaired.

The recoverable amount of other assets is higher of fair value less cost to sell and value in use, i.e. the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the assets carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net cost of production on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting costs, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including

transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at fair value on a trade date basis, including directly attributable transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intention and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost using the effective interest rate method less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Trade and other receivables

Trade and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accruals basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are stated at their nominal value.

Commodity derivatives

The Group engages in activities using derivatives related to metal prices; these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held-for-trading.

Derivatives are initially measured at cost including associated transaction costs. Subsequently, these instruments are remeasured to their fair value.

Commodity derivative contracts are marked-to-market at financial reporting intervals, and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognised and included in gains/losses on derivative financial instruments at such time as the contract expires.

Interest rate derivatives

The Group, from time to time, enters into interest rate swap agreements to hedge its cash flow activities and assesses the effectiveness of these hedging activities at reporting intervals. To the extent that the hedge is effective, the gain or loss on the interest rate swap is recognised directly in equity, in other comprehensive income. Subsequently, that amount is included in the income statement in the period during which the hedged items affects the net profit or loss for the period. Should the hedge be deemed to be ineffective, the profit or loss is recognised in the income statement.

(j) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable within one year from the date of classification and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

(k) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings relating directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(l) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

(m) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of unfunded defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life; or
- *Joint corporate pension plan,* whereby a retired employee receives a monthly allowance equal to 1/150th of total Starting and Counter capital for the rest of his/her life. Starting capital represents the basic amount of RUR 21,000, as adjusted by certain factors to take into account

seniority, salary level, etc. The Counter capital consists of a contribution to be funded by the Group of 3% of salaries paid to an employee during the period of participation in the plan.

In addition, the Group operates the *Mother's rights program*, whereby a discharged mother with a child between the ages of three and seven receives a monthly benefit equal to her average salary, but limited to 150% of minimum basic salary.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with an actuarial valuation being carried out at each balance sheet date. Actuarial gains and losses that exceed 10 per cent of the present value of the Group's defined benefit obligation are amortised over the expected average remaining lives of the participating employees. Past service cost is recognized immediately in the income statement to the extent that the benefits are already vested, and otherwise amortised on the straight-line basis over the average period until the benefit becomes vested.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in the balance sheet and represents the present value of the defined benefit obligations as adjusted for unrecognised actuarial gains and losses and unrecognised past service costs.

The principal assumptions used in valuing these benefits relate to:

- discount rates used in determining the present value of post employment benefits;
- projected salary and pension increases;
- pre-retirement increases to capital accounts; and
- life expectancy of members (or period of the benefit as defined).

(n) Treasury shares

Treasury shares at par value are recorded as a deduction from share capital. Premiums or discounts on acquisition of treasury shares are included in share premium or other categories of equity attributable to the shareholders of the parent company.

(o) Taxation

Income tax on the profit or loss for the period comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous periods.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(p) Revenue recognition

Revenue consists of the sale of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted-off against production costs.

(q) Commodity sales contracts

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered.

(r) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(s) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(t) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals. Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(u) Government grants

Government grants related to assets are deducted from the cost of the asset in arriving at the carrying amount of the asset. Such grants are effectively recognised as income over the life of the depreciated asset through a reduced depreciation charge.

(v) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommission cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

(w) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

US Dollars million

3. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments is as follows:

Three months ended 31 March 2005 – reviewed	**Corporate and other**	**Taimyr Peninsula**	**Kola Peninsula**	**Severo-Eniseysk and Bodaybo**	**Subtotal Russian Federation**	**North America**	**Europe**	**Total**
Metal sales revenue	-	1,255	145	79	1,479	128	23	1,630
Third party transactions	-	41	20	79	**140**	128	1,362	**1,630**
Intra-segment transactions	-	1,214	125	-	**1,339**	-	(1,339)	-
Operating (loss)/profit	(65)	582	70	19	**606**	(2)	50	**654**
Interest income	10	-	-	-	**10**	1	1	**12**
Interest expense	8	3	-	1	**12**	3	9	**24**
Income from associates	9	-	-	-	**9**	-	-	**9**
(Loss)/profit before taxation	(91)	590	69	26	**594**	(4)	49	**639**
Significant non-cash items								
Amortisation and depreciation	4	108	17	16	**145**	4	1	**150**
Other non-cash expenses	81	31	4	3	**119**	-	-	**119**
Capital expenditures	**32**	**152**	**6**	**17**	**207**	**1**	**2**	**210**
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	216	5,877	644	652	**7,389**	473	50	**7,912**
Investments in associates	138	-	23	-	**161**	-	-	**161**
Net operating assets	247	1,000	110	127	**1,484**	174	519	**2,177**
Total assets	2,739	7,555	870	852	**12,016**	776	640	**13,432**
Total liabilities	866	1,232	163	187	**2,448**	242	519	**3,209**
Average number of employees	**8,765**	**59,299**	**16,932**	**8,999**	**93,995**	**1,584**	**203**	**95,782**

US Dollars million

Three months ended 31 March 2004 – reviewed	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk	Subtotal Russian Federation	North America	Europe	Total
Metal sales revenue	**-**	**1,294**	**118**	**52**	**1,464**	**99**	**20**	**1,583**
Third party transactions	-	139	16	52	**207**	99	1,277	**1,583**
Intra-segment transactions	-	1,155	102	-	**1,257**	-	(1,257)	**-**
Operating (loss)/profit	(66)	553	51	25	**563**	19	39	**621**
Interest income	8	2	-	-	**10**	-	-	**10**
Interest expense	3	1	-	-	**4**	4	1	**9**
Gain on financial derivatives	-	-	-	-	**-**	-	10	**10**
Income from associates	5	-	-	-	**5**	-	-	**5**
(Loss)/profit before taxation	(60)	537	50	24	**551**	16	48	**615**
Significant non-cash items								
Amortisation and depreciation	1	95	15	9	**120**	2	-	**122**
Other non-cash expenses	4	34	3	-	**41**	-	-	**41**
Capital expenditures	**6**	**120**	**15**	**11**	**152**	**3**	**2**	**157**
Carrying amount of assets and liabilities								
Property, plant and equipment, including construction-in-progress	180	5,794	671	310	**6,955**	471	4	**7,430**
Investments in associates	122	-	-	-	**122**	-	-	**122**
Net operating assets	260	897	42	31	**1,230**	245	(596)	**879**
Total assets	1,270	7,483	876	586	**10,215**	800	2,271	**13,286**
Total liabilities	894	941	229	83	**2,147**	223	1,628	**3,998**
Average number of employees	**12,228**	**64,216**	**17,773**	**3,024**	**97,241**	**1,554**	**141**	**98,936**

US Dollars million

Year ended 31 December 2004 – audited	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk and Bodaybo[1]	Subtotal Russian Federation	North America	Europe	Total
Metal sales revenue	-	5,610	472	442	6,524	447	62	7,033
Third party transactions	-	1,140	116	442	1,698	447	4,888	7,033
Intra-segment transactions	-	4,470	356	-	4,826	-	(4,826)	-
Operating (loss)/profit	(172)	2,470	184	170	2,652	25	158	2,835
Interest income	27	4	-	2	33	2	2	37
Interest expense	31	6	1	5	43	18	11	72
Gain on financial derivatives	-	-	-	-	-	-	6	6
Income/(loss) from associates	33	-	(1)	-	32	-	-	32
(Loss)/profit before taxation	(354)	2,513	180	56	2,395	9	149	2,553
Significant non-cash items								
Amortisation and depreciation	7	414	65	52	538	16	3	557
Impairment of goodwill on acquisition	-	-	-	115	115	-	-	115
Other non-cash expenses	84	153	20	1	258	3	-	261
Capital expenditures	32	430	57	46	565	21	49	635
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	189	5,863	660	616	7,328	475	49	7,852
Investments in associates	130	-	23	9	162	-	-	162
Net operating assets	651	1,075	121	96	1,943	153	488	2,584
Total assets	2,919	7,626	892	782	12,219	775	638	13,632
Total liabilities	591	1,266	158	174	2,189	239	561	2,989
Average number of employees	9,180	63,045	17,086	9,703	99,014	1,575	197	100,786

[1] OJSC "Lenzoloto" and OJSC "Matrosov Mine", gold producers, were acquired with effect from 6 April 2004. Results have been included from the dates of acquisition.

US Dollars million

4. METAL SALES REVENUES

	Total	Nickel	Copper	Palladium	Platinum	Gold
Three months ended 31 March 2005 – reviewed						
By origin						
Russian Federation						
Taimyr Peninsula	**1,255**	718	267	134	125	11
Kola Peninsula	**145**	126	18	-	-	1
Severo-Eniseysk and Bodaybo	**79**	-	-	-	-	79
United States of America						
Montana	**128**	-	-	81	47	-
Europe	**23**	23	-	-	-	-
	1,630	**867**	**285**	**215**	**172**	**91**
By destination						
Europe	**925**	575	204	60	78	8
Russian Federation	**217**	56	81	-	-	80
Asia	**223**	163	-	37	21	2
North America	**265**	73	-	118	73	1
	1,630	**867**	**285**	**215**	**172**	**91**
Three months ended 31 March 2004 – reviewed						
By origin						
Russian Federation						
Taimyr Peninsula	**1,294**	715	237	191	140	11
Kola Peninsula	**118**	110	3	-	5	-
Severo-Eniseysk	**52**	-	-	-	-	52
United States of America						
Montana	**99**	-	-	58	41	-
Europe	**20**	-	-	1	19	-
	1,583	**825**	**240**	**250**	**205**	**63**
By destination						
Europe	**977**	614	185	79	99	-
Russian Federation	**147**	27	55	-	2	63
Asia	**193**	108	-	58	27	-
North America	**266**	76	-	113	77	-
	1,583	**825**	**240**	**250**	**205**	**63**

US Dollars million

	Total	Nickel	Copper	Palladium	Platinum	Gold
Year ended 31 December 2004 – audited						
By origin						
Russian Federation						
Taimyr Peninsula	**5,610**	3,152	1,220	686	505	47
Kola Peninsula	**472**	412	45	1	10	4
Severo-Eniseysk and Bodaybo[1]	**442**	-	-	-	-	442
United States of America						
Montana	**447**	-	-	280	167	-
Europe	**62**	-	-	38	24	-
	7,033	**3,564**	**1,265**	**1,005**	**706**	**493**
By destination						
Europe	**4,100**	2,646	906	266	273	9
Russian Federation	**1,065**	215	356	1	10	483
Asia	**750**	429	-	210	110	1
North America	**1,118**	274	3	528	313	-
	7,033	**3,564**	**1,265**	**1,005**	**706**	**493**

[1]OJSC "Lenzoloto" and OJSC "Matrosov Mine", gold producers, were acquired with effect from 6 April 2004. Results have been included from the dates of acquisition.

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
5. COST OF METAL SALES			
Cash operating costs	627	557	2,475
On-mine and concentrating costs (refer to note 6)	259	216	1,069
Smelting costs (refer to note 7)	159	125	600
Treatment and refining costs (refer to note 8)	78	73	328
Other costs (refer to note 9)	131	143	478
Amortisation and depreciation of operating assets (refer to note 10)	114	102	466
(Increase)/decrease in metal inventories	(3)	34	238
Total	**738**	**693**	**3,179**

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
6. ON-MINE AND CONCENTRATING COSTS			
Labour	114	109	487
Consumables and spares	84	68	326
Repairs and maintenance	19	16	80
Insurance	13	8	55
Utilities	11	9	44
Tailing pile maintenance and relocation	5	3	17
Sundry on-mine and concentrating costs	13	3	60
Total (refer to note 5)	**259**	**216**	**1,069**
7. SMELTING COSTS			
Labour	41	42	181
Consumables and spares	37	34	135
Non-ferrous scrap metals purchased	31	21	98
Platinum group scrap metals purchased	24	12	77
Insurance	12	4	40
Utilities	8	7	31
Repairs and maintenance	4	4	29
Sundry smelting costs	2	1	9
Total (refer to note 5)	**159**	**125**	**600**
8. TREATMENT AND REFINING COSTS			
Labour	28	32	122
Consumables and spares	25	22	96
Platinum group metals toll refining cost	15	9	57
Utilities	4	4	17
Insurance	3	3	15
Repairs and maintenance	2	1	12
Sundry treatment and refining costs	1	2	9
Total (refer to note 5)	**78**	**73**	**328**
9. OTHER COSTS			
Cost of refined metals purchased from third parties	67	87	211
Mining and pollution taxes	38	35	141
Transportation of metals	25	19	97
Other	1	2	29
Total (refer to note 5)	**131**	**143**	**478**

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
10. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS			
Mining and concentrating	70	56	288
Smelting	34	34	137
Treatment and refining	10	12	41
Total (refer to note 5)	**114**	**102**	**466**
11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Export customs duties	59	68	291
Salaries	50	45	201
Taxes other than mining, pollution and income taxes	18	18	77
Advertising	13	8	49
External research and development	8	8	40
Transportation expenses	9	9	35
Consulting services	6	8	35
Legal and audit services	2	2	24
Commission paid	2	3	14
Repairs and maintenance	2	3	12
Bank charges	2	2	12
Amortisation and depreciation	4	2	11
Insurance	3	2	9
Other	12	13	56
Total	**190**	**191**	**866**
12. OTHER NET OPERATING EXPENSES			
Loss on disposal of property, plant and equipment	20	7	140
Provision for other non-current assets	3	-	72
Provision for impairment of assets (refer to notes 21 and 22)	(5)	36	19
Foreign exchange loss/(gain)	2	(3)	12
Doubtful debts expensed	3	5	5
Increase/(decrease) in provision for tax penalties	19	32	(56)
Net operating loss/(profit) from non-mining entities	4	5	(37)
Other net operating losses/(gains)	2	(4)	(2)
Total	**48**	**78**	**153**

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
13. INTEREST EXPENSE			
Interest expense on borrowings	23	8	68
Unwinding of discount on decommissioning obligations (refer to note 34)	1	1	4
Total	**24**	**9**	**72**
14. NET INCOME FROM INVESTMENTS			
(Income)/loss from associates (refer to note 23)	(9)	(5)	32
Loss on disposal of investments and other financial assets	-	-	7
Dividends received	(5)	-	(9)
Interest income	(12)	(10)	(37)
Total	**(26)**	**(15)**	**(7)**
15. NET GAINS ON DERIVATIVE TRANSACTIONS			
Realised gains	-	(8)	(6)
Unrealised gain	-	(2)	-
Total	**-**	**(10)**	**(6)**
16. OTHER NON-OPERATING EXPENSES			
Maintenance of social sphere facilities	10	12	53
Donations	8	8	52
Other	(1)	2	3
Total	**17**	**22**	**108**
17. TAXATION			
Current taxation	228	211	818
Deferred taxation (refer to note 32)	(35)	(44)	(122)
Total	**193**	**167**	**696**

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
The corporate income tax rates in countries where the Group has a taxable presence are as follows:			
Russian Federation	24%	24%	24%
Belgium	34%	34%	34%
Switzerland	12%	12%	12%
United Kingdom	30%	30%	30%
United States of America	39%	39%	39%
China	17.5%	17.5%	17.5%

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Profit before taxation	**553**	**615**	**2,507**
Theoretical income tax at 24%	133	148	602
Impact of specific tax rates	8	(3)	(15)
Tax effect of goodwill impairment	-	-	27
Tax effect of permanent differences	31	23	127
Change in valuation allowance	21	(1)	(45)
Total income tax expense	**193**	**167**	**696**

18. MINORITY INTEREST

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Balance at beginning of the period	**366**	**344**	**344**
Minority interest in net (loss)/income from subsidiaries for the period	(5)	4	(21)
Minority interest in subsidiaries acquired (refer to note 41)	-	-	48
Increase in equity attributable to the shareholders of the parent company due to increase of investments in subsidiaries (refer to comment below)	(11)	-	-
Decrease in minority interest due to increase of investments in subsidiaries (refer to note 41)	(8)	-	(18)
Increase in minority interest due to decrease of investments in subsidiaries	-	-	2
Effect of translation to presentation currency for the period	1	4	11
Balance at end of the period	**343**	**352**	**366**

US Dollars million

During 2005 six subsidiaries of OJSC "Lenzoloto", a 57.0% subsidiary of the Group, were sold to LLC "Lenskaya Zolotorudnaya Company", a 100.0% subsidiary of the Group. This transaction resulted in decrease in minority interest and increase in equity attributable to the shareholders of the parent company due to increase of investments in subsidiaries in the amount of USD 11 million.

Included in minority interest is the interest of shareholders of OJSC "RAO Norilsk Nickel", who elected not to swap their shares for shares in OJSC "MMC "Norilsk Nickel" (refer to notes 30 and 48). The minority interest of these shareholders in the Group's total minority interest at 31 March 2005 amounted to USD 22 million (31 March 2004: USD 28 million; 31 December 2004: USD 29 million).

19. ASSETS HELD FOR SALE

On 15 March 2005, the management of the Group has made a decision to dispose one of gold mining subsidiaries, CJSC "Nedra-Bodaybo". The Company was disposed of in second quarter of 2005. The assets and liabilities attributable to the subsidiary have been classified as a disposal group held for sale and are presented separately in the consolidated balance sheet.

The proceeds of disposal are exceeding the net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been recognised on the classification of the assets as held for sale.

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

	Reviewed 31 March 2005
Property, plant and equipment	13
Investments in securities and other financial assets	1
Other current assets	6
Inventories	2
Total assets classified as held for sale	**22**
Long-term borrowings	7
Deferred tax liabilities	1
Current portion of employee benefit obligations	1
Short-term borrowings	6
Trade and other payables	6
Taxes payable	1
Total liabilities associated with assets classified as held for sale	**22**
Net assets of disposal group	**-**

US Dollars million

20. DIVIDENDS

On 26 November 2004 the Company declared an interim dividend of RUR 41.4 (USD 1.46) per share in respect of the year ended 31 December 2004. The dividend of USD 308 million, net of USD 5 million paid to other Group companies, was paid to shareholders on 30 December 2004.

21. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost				
Balance at 31 December 2003 – audited	**4,572**	**2,314**	**95**	**6,981**
Transfers from capital construction-in-progress (refer to note 22)	15	43	9	**67**
Disposals	(1)	(13)	(1)	**(15)**
Impairment (refer to note 12)	(6)	-	-	**(6)**
Effect of translation to presentation currency for the period	140	76	3	**219**
Balance at 31 March 2004 – reviewed	**4,720**	**2,420**	**106**	**7,246**
Acquired on acquisition of subsidiaries (refer to note 41)	181	79	1	**261**
Disposed on disposal of subsidiaries (refer to note 42)	(21)	(1)	(8)	**(30)**
Transfers from capital construction-in-progress (refer to note 22)	228	236	49	**513**
Decommissioning asset raised (refer to note 34)	82	-	-	**82**
Disposals	(60)	(169)	(3)	**(232)**
Impairment (refer to note 12)	6	-	-	**6**
Effect of translation to presentation currency for the period	122	93	7	**222**
Balance at 31 December 2004 – audited	**5,258**	**2,658**	**152**	**8,068**
Acquired on acquisition of subsidiaries (refer to note 41)	50	-	1	**51**
Transfers from capital construction-in-progress (refer to note 22)	19	33	1	**53**
Disposals	(18)	(14)	-	**(32)**
Assets reclassified as held for sale (refer to note 19)	(6)	(11)	-	**(17)**
Effect of translation to presentation currency for the period	(14)	(7)	-	**(21)**
Balance at 31 March 2005 – reviewed	**5,289**	**2,659**	**154**	**8,102**

US Dollars million

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Accumulated amortisation and depreciation				
Balance at 31 December 2003 – audited	**(463)**	**(441)**	**(9)**	**(913)**
Amortisation and depreciation charge for the period	(58)	(62)	(2)	**(122)**
Eliminated on disposals	-	4	-	**4**
Effect of translation to presentation currency for the period	(16)	(15)	-	**(31)**
Balance at 31 March 2004 – reviewed	**(537)**	**(514)**	**(11)**	**(1,062)**
Amortisation and depreciation charge for the period	(237)	(190)	(8)	**(435)**
Disposed on disposal of subsidiaries (refer to note 42)	2	-	-	**2**
Eliminated on disposals	8	101	2	**111**
Effect of translation to presentation currency for the period	(22)	(17)	(1)	**(40)**
Balance at 31 December 2004 – audited	**(786)**	**(620)**	**(18)**	**(1,424)**
Amortisation and depreciation charge for the period	(85)	(62)	(3)	**(150)**
Eliminated on disposals	4	7	-	**11**
Assets reclassified as held for sale (refer to note 19)	1	3	-	**4**
Effect of translation to presentation currency for the period	3	2	-	**5**
Balance at 31 March 2005 – reviewed	**(863)**	**(670)**	**(21)**	**(1,554)**
Net book value				
31 March 2005 – reviewed	**4,426**	**1,989**	**133**	**6,548**
31 March 2004 – reviewed	**4,183**	**1,906**	**95**	**6,184**
31 December 2004 – audited	**4,472**	**2,038**	**134**	**6,644**

Included in property, plant and equipment are non-mining assets with carrying value of USD 329 million (31 March 2004: USD 311 million; 31 December 2004: USD 318 million).

US Dollars million

22. CAPITAL CONSTRUCTION-IN-PROGRESS

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Balance at beginning of the period	**1,208**	**1,150**	**1,150**
Additions	210	157	635
Acquired on acquisition of subsidiaries (refer to note 41)	2	-	19
Disposed on disposal of subsidiaries (refer to note 42)	(1)	-	-
Transfers to property, plant and equipment (refer to note 21)	(53)	(67)	(580)
Disposals	(5)	(3)	(65)
Impairment (refer to note 12)	5	(30)	(19)
Effect of translation to presentation currency for the period	(2)	39	68
Balance at end of the period	**1,364**	**1,246**	**1,208**

Assets under construction in the amount of USD 8 million (31 March 2004: USD 5 million; 31 December 2004: USD 8 million) were financed through a grant from the Government of Norway (refer to note 44). The grant has been deducted from the cost of the qualifying assets resulting in a zero carrying value.

Included in capital construction-in-progress are non-mining assets under construction with a carrying value of USD 246 million (31 March 2004: USD 88 million; 31 December 2004: USD 252 million).

23. INVESTMENTS IN ASSOCIATES

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Balance at beginning of the period	**162**	**108**	**108**
Acquired during the period	-	5	56
Change in classification due to increase in shareholding	(9)	-	22
Share of post acquisition profits (refer to note 14)	9	5	4
Dividends received	-	-	(1)
Impairment (refer to note 14)	-	-	(36)
Effect of translation to presentation currency for the period	(1)	4	9
Balance at end of the period	**161**	**122**	**162**

US Dollars million

All Group's associates are incorporated in the Russian Federation. Details of the Group's associates are as follows:

Name of associate	Principal activity	Controling interest	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
OJSC "Krasnoyarskenergo"	Electricity utilities	25.5%	77	70	72
OJSC "Kolenergo"	Electricity utilities	24.8%	61	-	59
OJSC "Norilskgazprom"	Gas extraction	29.4%	23	52	22
OJSC "Pervenets"	Gold mining	26.0%	-	-	9
LLC "Kvartsevye tekhnologii"	Quartz mining	38.3%	-	-	-
CJSC "Metallurgtrans"	Consulting	21.9%	-	-	-
			161	122	162

At 31 December 2004 OJSC "Lenzoloto", a 57.0% subsidiary of the Group, held a 26.0% investment in OJSC "Pervenets". On 10 February 2005 the Group acquired additional 74.0% interest in OJSC "Pervenets". Accordingly the company's financial results were fully consolidated and the investment was eliminated from investments in associates.

During 2004 the Group increased its shareholding in OJSC "Kolenergo" from 10.0% to 24.8%. This resulted in the company being classified as an associate.

24. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Non-current			
Equity securities available-for-sale	1,254	1,369	1,345
Promissory notes receivable	32	32	40
Advance for acquisition of shares of OJSC "Lenzoloto" and OJSC "Matrosov Mine"	-	214	-
Long-term accounts receivable	7	11	5
Other	19	14	17
Total non-current	**1,312**	**1,640**	**1,407**
Current			
Promissory notes receivable	11	45	14
Auction rate securities	18	-	13
Other	2	4	3
Total current	**31**	**49**	**30**

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
25. OTHER NON-CURRENT AND CURRENT ASSETS			
Non-current			
Value added tax recoverable	210	176	202
Other	28	9	24
	238	185	226
Less: Provision	(59)	(5)	(57)
Total non-current	**179**	**180**	**169**
Current			
Value added tax recoverable	433	373	459
Prepaid insurance	75	80	81
Prepaid income tax	108	-	92
Prepaid other taxes	12	15	19
Other	61	-	43
Total current	**689**	**468**	**694**
26. INVENTORIES			
Non-current			
Refined metals			
Joint products at net production cost	56	69	75
Total non-current metal inventories	**56**	**69**	**75**

As of 31 March 2005, refined metal inventory includes approximately 390,000 ounces of palladium subject to a sales contract entered into by Stillwater Mining Company in August 2004. This contract requires approximately 78,400 ounces of palladium to be delivered on a yearly basis until January 2010. Non-current refined metal inventory represents the carrying cost of those palladium ounces to be delivered after 31 March 2006 (refer to note 31).

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Current			
Refined metals			
Joint products at net production cost	455	610	430
By-products at net realisable value	85	79	65
Work-in-process, at net production cost	260	286	285
Total current metal inventories	**800**	**975**	**780**
Stores and materials at cost	649	595	709
Less: Provision for obsolescence	(42)	(95)	(47)
Net stores and materials	**607**	**500**	**662**
Total current inventories	**1,407**	**1,475**	**1,442**

Certain refined metals are pledged as security:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Joint products			
Long-term borrowings (refer to note 31)	18	74	22
Bank overdraft facilities (refer to note 39)	157	166	100
By-products			
Bank overdraft facilities (refer to note 39)	-	32	13
Total	**175**	**272**	**135**

27. TRADE AND OTHER RECEIVABLES

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Trade accounts receivable	325	487	367
Advances to suppliers	56	80	59
Promissory notes receivable	2	18	2
Other receivables	152	154	140
	535	739	568
Less: Provision for doubtful debts	(112)	(122)	(113)
Total	**423**	**617**	**455**

Certain trade receivables from metal sales are pledged as security against:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Bank overdraft facilities (refer to note 39)	17	-	28
Total	**17**	**-**	**28**

US Dollars million

		Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004

28. CASH AND CASH EQUIVALENTS

		Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Restricted cash		14	3	12
Current accounts	- RUR	185	57	108
	- foreign currency	426	770	524
Bank deposits	- RUR	1	81	3
	- foreign currency	471	212	591
Cash on broker current account	- foreign currency	2	40	4
Cash in hand		3	19	8
Other cash and cash equivalents		138	54	96
Total cash and cash equivalents		**1,240**	**1,236**	**1,346**
Less: Bank overdrafts (refer to note 39)		(5)	(105)	(21)
Net cash and cash equivalents		**1,235**	**1,131**	**1,325**

Other cash equivalents are mainly represented by highly liquid investments purchased with an original maturity date of three months or less.

29. SHARE CAPITAL

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Authorised			
260,171,000 ordinary shares at par value of RUR 1 each	12	12	12
Issued and fully paid			
213,905,884 ordinary shares at par value of RUR 1 each	10	9	10
Treasury shares			
31 March 2005: 14,933,836 ordinary shares 31 March 2004: 3,263,368 ordinary shares 31 December 2004: 3,263,368 ordinary shares	-	-	-
Effect of translation to presentation currency for the period	-	1	-
Total	**10**	**10**	**10**

Treasury shares at par value are shown as a deduction from share capital.

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
30. SHARE PREMIUM			
Balance at beginning of the period	**782**	**737**	**737**
Re-acquisition of 12,478,704 ordinary shares	(763)	-	-
Re-issuance of 808,236 ordinary shares from treasury shares (refer to note 41)	8	-	-
Effect of translation to presentation currency for the period	7	25	45
Balance at end of the period	**34**	**762**	**782**

On 2 December 2004 the Board of Directors of the Company approved a decision to re-acquire up to 12,500,000 ordinary shares from shareholders for RUR 1,680 per share. The transaction was completed in the first quarter of 2005, resulted in re-acquisition of 12,478,704 shares for total consideration of USD 763 million, including USD 1 million of direct expenses incurred.

In October 2004, the Board of Directors of the Company approved a third stage of swapping shares of OJSC "RAO "Norilsk Nickel" for shares in OJSC "MMC "Norilsk Nickel" for those shareholders who had not participated in the share swaps in 2001-2002. As of 31 March 2005, 808,236 shares had been swapped (refer also to note 48).

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
31. LONG-TERM BORROWINGS			
7.125% Guaranteed notes due 2009, net of direct expenses on issuance	498	-	498
On 30 September 2004 Norilsk Nickel Luxemburg S.A., a wholly owned special purpose subsidiary of the Group, issued USD 500 million 7.125% notes. The notes were issued at par value with interest payable semi-annually in arrears on 30 March and 30 September, and mature on 30 September 2009. The notes are unconditionally and irrevocably guaranteed by MMC Norilsk Nickel.			
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale	300	-	299
A USD-denominated loan at LIBOR + 1.85% per annum for the period from the date of receipt, 3 August 2004, until 14 September 2004 and at LIBOR + 1.4% for the period from 15 September 2004 until date of repayment. The date of repayment is 28 December 2005. The loan is secured by export sales proceeds of the Group.			
Syndicated loan arranged by Toronto Dominion	131	128	132
At 31 March 2005 Stillwater Mining Company, a subsidiary of the Group had USD 131 million outstanding at LIBOR + 3.25% per annum (31 March 2004: USD 128 million at LIBOR (but not less than 2.5%) + 4.75% per annum or an alternative base rate + 3.75%; 31 December 2004: USD 132 million at LIBOR + 3.25% per annum) under a USD 250 million credit facility. Repayment commenced in 2004, with the final instalment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining Company are pledged as security for the credit facility. The loan agreement requires that 50% of the company's annual excess cash flow, any proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions, be offered to repay this loan. Also the loan agreement requires that 25% of the net proceeds on disposal of 390,000 ounces of palladium, received by Stillwater Mining Company as part settlement of the acquisition of Stillwater Mining Company by the Group be offered to repay this loan. Effectively the loan is secured by 97,500 ounces of palladium with a carrying value of USD 18 million (refer to note 26).			

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	29	29
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2002 and maturing on 1 July 2020.			
Other long-term borrowings	13	11	22
Total	**971**	**168**	**980**
Less: Current portion repayable within one year and shown under current liabilities	(321)	(39)	(323)
Net long-term borrowings	**650**	**129**	**657**
The long-term borrowings are repayable as follows:			
Due in one year	321	39	323
Due in the second year	1	17	5
Due thereafter	649	112	652
	971	**168**	**980**

32. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the period was as follows:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Net liability at beginning of the period	**740**	**775**	**775**
Recognised in the income statement for the period (refer to note 17)	(35)	(44)	(122)
Change in deferred tax liability arising on revaluation of available-for-sale investments	-	4	-
Change in deferred tax liability due to acquisition of subsidiaries (refer note 41)	12	-	44
Change in deferred tax liability due to reclassification of liabilities associated with assets held for sale	(1)	-	-
Effect of translation to presentation currency for the period	(2)	26	43
Net liability at end of the period	**714**	**761**	**740**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Property, plant and equipment	782	751	785
Accrued operating expenses	(45)	(54)	(49)
Provision for doubtful debts	(11)	(28)	(10)
Unrealised profit on intragroup transactions	(57)	(64)	(42)
Inventory valuation	53	45	63
Accrued revenue	2	26	1
Valuation of investments	(59)	(9)	(42)
Other	(19)	6	(15)
Provision for deferred tax assets	68	88	49
Total	**714**	**761**	**740**

The unutilised tax losses of the North American operations as at 31 March 2005, which are available for offset against future taxable income earned in the United States of America, amounted to USD 247 million, have not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for taxable temporary difference associated with investments in subsidiaries of USD 1,463 million (31 March 2004: USD 962 million; 31 December 2004: USD 1,406 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

33. EMPLOYEE BENEFIT OBLIGATIONS

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Non-current			
Lifelong professional pension plan	35	36	35
Joint corporate pension plan	21	30	19
Mothers' rights plan	3	10	4
Six pensions plan	2	3	3
	61	79	61
Less: Current portion of employee benefit obligations	(12)	(10)	(11)
Total non-current	**49**	**69**	**50**
Current			
Accrual for annual leave	145	170	165
Current portion of employee benefit obligations	12	10	11
Other	13	4	10
Total current	**170**	**184**	**186**

US Dollars million

Defined benefit plans

Number of members	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
At 31 December 2003 – audited	**1,252**	**1,352**	**1,112**	**718**
Additions	16	-	3	9
Retirements	-	-	(89)	(52)
At 31 March 2004 – reviewed	**1,268**	**1,352**	**1,026**	**675**
Additions	72	978	9	137
Retirements	(14)	(5)	(298)	(390)
At 31 December 2004 –audited	**1,326**	**2,325**	**737**	**422**
Additions	3	69	4	5
Retirements	(3)	(2)	(4)	(110)
At 31 March 2005 – reviewed	**1,326**	**2,392**	**737**	**317**
Movements in the liabilities				
Balance at 31 December 2003 – audited	**31**	**29**	**9**	**4**
Cash payments	(1)	-	(2)	(1)
Charge for the period	4	-	2	-
Additional cost arising from new plan members	1	-	-	-
Effect of translation to presentation currency for the period	1	1	1	-
Balance at 31 March 2004 – reviewed	**36**	**30**	**10**	**3**
Cash payments	(3)	-	(4)	(3)
Charge for the period	(2)	1	(1)	1
Additional cost arising from new plan members	2	6	-	2
Change in estimate	-	(19)	-	-
Effect of translation to presentation currency for the period	2	1	(1)	-
Balance at 31 December 2004 – audited	**35**	**19**	**4**	**3**
Cash payments	(1)	-	(1)	(1)
Charge for the period	1	1	-	-
Additional cost arising from new plan members	-	1	-	-
Balance at 31 March 2005 – reviewed	**35**	**21**	**3**	**2**

US Dollars million

Amounts in respect of defined benefit plans recognised in the income statement for the period:

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
31 March 2005 – reviewed				
Charge for the period	1	1	-	-
Additional cost arising from new plan members	-	1	-	-
Total	**1**	**2**	**-**	**-**
31 March 2004 – reviewed				
Charge for the period	4	-	2	-
Additional cost arising from new plan members	1	-	-	-
Total	**5**	**-**	**2**	**-**
31 December 2004 – audited				
Charge for the period	2	1	1	1
Additional cost arising from new plan members	3	6	-	2
Change in estimate	-	(19)	-	-
Total	**5**	**(12)**	**1**	**3**

The Joint corporate pension plan was classified as a defined contribution plan in 2003. As a result of an independent actuarial valuation during 2004, the accounting classification was changed to defined benefit plan and accrued liabilities were revised mainly due to the effect of discounting. The reversal is presented as a change in estimate.

Key assumptions used:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Discount rate	13.0%	7.3%	13.0%
Pre-retirement increases to capital accounts	7.5%	0.0%	7.5%
Future salary increases	6.2%	0.0%	6.2%
Future pension increases	7.5%	0.0%	7.5%
Average life expectancy of members from date of retirement	17 years	19 years	17 years

Defined contribution plans

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Amounts recognised in the income statement in respect of defined contribution plans:			
Pension fund of the Russian Federation	41	41	177
Stillwater Mining Company savings plan	1	1	4
Total	**42**	**42**	**181**

Contributions to the Stillwater Mining Company savings plan are non-cash. The cash equivalent of the contribution is matched by issuing Stillwater Mining Company ordinary shares at the ruling market price on the day the contribution becomes payable.

34. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

Balance at beginning of the period	**149**	**60**	**60**
Change in estimate (refer to note 21)	-	-	82
Unwinding of discount on decommissioning obligation during the period (refer to note 13)	1	1	4
Effect of translation to presentation currency for the period	(1)	1	3
Balance at end of the period	**149**	**62**	**149**

During 2004 the Group reassessed the estimate of decommissioning obligations for its operations in the Russian Federation due to changes in inflation rate, discount rates and the use of the results of an independent audit of ore reserves to determine the closure dates of mines. As a result, additional decommissioning obligations were accrued. The additional accrual was presented as change in estimate.

The Group's subsidiary, Stillwater Mining Company, is required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee performance of reclamation activities at Stillwater and East Boulder Mines. The surety amount at the East Boulder Mine was USD 11.5 million during 2004, comprised of USD 4 million of surety bonds and USD 7.5 million letter of credit. At 31 December 2004, the Stillwater Mine carried reclamation bonds totalling USD 8.9 million. The company expects that the Stillwater Mine bonding status will be reviewed by certain government agencies during 2005, and it is likely that the required bond amount will be increased.

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Provision for land rehabilitation			
Balance at beginning of the period	6	-	-
Charge to the income statement	-	-	6
Balance at end of the period	6	-	6

During 2004 the Group performed an estimate of the land rehabilitation costs for its operations in the Russian Federation. Provision, discounted to net present value, relates exclusively to mining operations.

Total environmental obligations	155	62	155

35. SHORT-TERM BORROWINGS

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
USD-denominated short-term borrowings at floating rates	400	365	150
USD-denominated short-term borrowings at fixed rates	15	-	42
RUR-denominated short-term borrowings	91	44	16
Total	506	409	208

The interest rates on these borrowings vary as follows:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
USD-denominated short-term borrowings at floating rates	LIBOR+ 1.5%	LIBOR+ 2.6% to 9.5%	LIBOR+ 1.5%
USD-denominated short-term borrowings at fixed rates	4%	-	4% to 10%
RUR-denominated short-term borrowings	2% to 21%	12% to 18%	10% to 20%

36. TRADE AND OTHER PAYABLES

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Trade accounts payable	172	387	151
Wages and salaries	79	68	79
Advances from customers	48	20	57
Promissory notes payable	8	46	13
Interest payable	6	2	12
Obligation to purchase shares of Gold Fields Limited	-	1,235	-
Other creditors	45	62	61
Total	358	1,820	373

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
37. TAXES PAYABLE			
Value added tax payable	69	123	82
Provision for fines and penalties	66	71	44
Income tax	26	100	31
Property tax	35	41	21
Unified social taxes	21	25	13
Tax on mining	10	18	10
Personal income tax	7	7	8
Pollution tax	4	-	11
Other	12	23	41
Total taxes payable	**250**	**408**	**261**
Less: Current taxes payable within one year and shown under current liabilities	(244)	(397)	(257)
Total non-current taxes payable	**6**	**11**	**4**
38. DIVIDENDS PAYABLE			
Balance at beginning of the period	**10**	**304**	**304**
Dividends declared (refer to note 20)	-	-	308
Dividends paid during the period	(5)	(312)	(618)
Effect of translation to presentation currency for the period	(1)	10	16
Balance at end of the period	**4**	**2**	**10**
39. BANK OVERDRAFTS			
Bank overdrafts (refer to notes 28 and 46)	**5**	**105**	**21**
Bank overdraft facilities are as follows:			
ING (Switzerland)	100	79	100
BNP Paribas Suisse (Switzerland)	75	-	75
Credit Suisse (Switzerland)	75	-	75
Banque Cantonale Vaudoise (Switzerland)	50	-	50
Rosbank (Russia)	36	-	36
Natexis (France)	10	10	10
West LB AG (United Kingdom)	-	90	-
Fortis Bank (United Kingdom)	-	50	-
Total bank overdraft facilities (refer to note 46)	**346**	**229**	**346**

US Dollars million

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Bank overdrafts are secured by (refer to notes 26 and 27):			
Joint products	157	166	100
By-products	-	32	13
Trade accounts receivable	17	-	28
Total	**174**	**198**	**141**
Respective weighted average interest rate for bank overdrafts denominated in foreign currencies	LIBOR + 1.10%	LIBOR + 1.25%	LIBOR + 1.10%
Weighted average interest rate for bank overdrafts denominated in RUR	8%	-	8%
Under a revolving credit facility, the Group's subsidiary, Stillwater Mining Company, has outstanding letters of credit of USD 3 million bearing interest at	4%	4%	4%

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
40. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS			
Profit before taxation	**639**	**615**	**2,553**
Adjustments for:			
Amortisation and depreciation	146	120	540
Interest expense	24	9	72
Impairment of goodwill on acquisition	-	-	115
Impairment of assets	(5)	36	19
Change in provision for doubtful debt	3	5	5
Change in provision for obsolete inventory	(4)	(22)	(71)
Change in provision for other non-current assets	3	-	72
Change in provision for tax penalties	19	32	(56)
Loss on disposal of property, plant and equipment	20	7	140
(Income)/loss from associates	(9)	(5)	32
Foreign exchange loss/(gain)	2	(3)	12
Unrealised gain on financial derivatives	-	(2)	-
Other	1	1	11
Operating profit before working capital changes	**839**	**793**	**3,444**
Decrease in inventories	57	114	208
Decrease/(increase) in trade and other receivables	21	(190)	9
(Decrease)/increase in trade and other payables	(1)	204	(54)
Decrease/(increase) in other current and non-current assets	-	36	(120)
(Decrease) in employee benefit obligations	(14)	(4)	(27)
(Decrease)/increase in taxes payable	(25)	27	38
Cash flows from operations	**877**	**980**	**3,498**

US Dollars million

41. ACQUISITION OF SUBSIDIARIES

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Net assets acquired			
Property, plant and equipment (refer to note 21)	51	-	261
Capital construction-in-progress (refer to note 22)	2	-	19
Inventories – refined metals	-	-	4
Inventories – other	-	-	24
Trade and other receivables	5	-	12
Cash and cash equivalents	-	-	2
Other assets	1	-	50
Loans and borrowings	(9)	-	(68)
Trade and other payables	(3)	-	(54)
Deferred taxation (refer to note 32)	(12)	-	(44)
Net assets at date of acquisition	**35**	**-**	**206**
Add: Decrease in minority interest due to increase of investments in subsidiaries	8	-	18
Less: Minority interest	-	-	(48)
Groups' share of net assets acquired	**43**	**-**	**176**
Add: Goodwill on acquisition that was fully impaired (refer to comment below)	-	-	115
Less: Pre-acquisition amount invested in subsidiary	(9)	-	-
Total consideration	**34**	**-**	**291**
Satisfied by re-issuance of treasury shares (refer to note 30)	(8)	-	-
Satisfied by cash	(26)	-	(291)
Net cash outflow arising on acquisition:			
Cash consideration	(26)	-	(291)
Cash and cash equivalents acquired	-	-	2
Net cash outflow on acquisition of subsidiaries	**(26)**	**-**	**(289)**

Impairment of goodwill on acquisition

The Group reviewed the carrying value of goodwill arising on the acquisition of OJSC "Lenzoloto" during 2004 and determined that it should be written-off in the 2004 financial year.

OJSC "Pervenets"

On 10 February 2005, the Group acquired additional 74.0% share in the capital of the OJSC "Pervenets" for a cash consideration of USD 25.8 million.

OJSC "Pervenets" contributed USD nil revenue and USD 0.2 million loss before taxation from the date control was attained to 31 March 2005.

US Dollars million

CJSC "Tonoda"

On 14 December 2004, LLC "Lenskaya Zolotorudnaya Company", a subsidiary of the Group acquired 100.0% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28.4 million. CJSC "Tonoda" holds a licence to mine Chertovo Koryto deposit located in Irkutsk Region of the Russian Federation.

CJSC "Tonoda" contributed USD nil million revenue and USD nil million loss before taxation from the date of acquisition to 31 December 2004.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179 million. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 56.96% for a cash consideration of USD 12 million, bringing the Group's total investment in the company to USD 191 million.

OJSC "Lenzoloto" contributed USD 104 million revenue and USD 3.5 million loss before taxation from the date of acquisition to 31 December 2004.

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov mine" for a cash consideration of USD 35.6 million. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18.1 million, bringing the Group's total investment in the company to USD 53.7 million.

OJSC "Matrosov Mine" contributed USD 4 million revenue and USD 14.7 million loss before taxation from the date of acquisition to 31 December 2004.

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Other acquisitions			
During three months ended 31 March 2005 the following entities were acquired or the Group's holding increased for a total consideration of USD 0.2 million (31 March 2004: USD nil million; 31 December 2004: USD 18 million):			
LLC "Gornaya Leasingovaya Company"	80.1%	-	-
CJSC "Kraus-M"	-	-	40.0%
These entities contributed profit before tax from their dates of acquisition to the reporting date	-	-	-

US Dollars million

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
42. DISPOSAL OF SUBSIDIARIES			
Net assets disposed of			
Property, plant and equipment (refer to note 21)	-	-	28
Capital construction-in-progress (refer to note 22)	1	-	-
Trade and other receivables	-	-	6
Cash and cash equivalents	-	-	2
Inventory	-	-	14
Other assets	-	-	6
Trade and other payables	-	-	(28)
Net assets at date of disposal of	**1**	**-**	**28**
Group's share of assets disposed	**1**	**-**	**28**
Less: Loss on disposal	-	-	(1)
Proceeds from disposal of subsidiaries	**1**	**-**	**27**
Less: Cash and cash equivalents disposed of	-	-	(2)
Net cash inflow from disposal of subsidiaries	**1**	**-**	**25**

During three months ended 31 March 2005 the following entities were disposed of or the Group's holding decreased for total proceeds of USD 1 million (31 March 2004: USD nil million; 31 December 2004: USD 27 million):

LLC "Norilskye Metally"	100%	-	-
OJSC "Olenegorsky Mekhanichesky Zavod"	-	-	100%
OJSC "Tuimsky zavod Cvetnykh Metallov"	-	-	99.9%
OJSC "PromEstate"	-	-	99.1%
These entities contributed loss before taxation from 1 January to the dates of disposal of	-	-	1

US Dollars million

43. RELATED PARTIES

Related parties are considered to include shareholders, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated interim financial statements were as follows:

	Sale of goods	Purchase of goods	Purchase of services	Investments in related parties	Loans and borrowings	Investments and cash	Trade receivables	Trade payables
Three months ended 31 March 2005 – reviewed								
By the Company	3	24	12	7	-	702	5	19
By subsidiaries of the Group	79	18	2	32	19	107	5	7
Total	**82**	**42**	**14**	**39**	**19**	**809**	**10**	**26**
Three months ended 31 March 2004 – reviewed								
By the Company	-	21	23	5	6	443	23	14
By subsidiaries of the Group	56	-	3	16	-	146	3	3
Total	**56**	**21**	**26**	**21**	**6**	**589**	**26**	**17**
Year ended 31 December 2004 – audited								
By the Company	19	65	26	8	-	740	6	15
By subsidiaries of the Group	397	72	7	38	9	114	4	3
Total	**416**	**137**	**33**	**46**	**9**	**854**	**10**	**18**

US Dollars million

44. COMMITMENTS

Operating leases

The land in the Russian Federation on which the Group's production facilities are located is owned by the State. The Group pays land tax based on the total area and the location of the land occupied. The amount of land tax for the three months ended 31 March 2005 was approximately USD 2 million (31 March 2004: USD 5 million; 31 December 2004: USD 22 million).

The Group leases land through operating lease contracts, which expire in various years through 2051. Future minimum lease payments due under non-cancellable operating lease contracts at 31 March 2005 are as follows:

Due in one year	3
Due in the second year	2
Due thereafter	12
Total	**17**

Intergovernmental agreement with the Government of Norway

In 2001 an intergovernmental agreement between the Governments of the Russian Federation and Norway was signed with regard to the provision of technical assistance for the reconstruction of the metallurgical production facilities of Pechenganickel Combine, a branch of OJSC "Kolskaya Mining and Metallurgical Company".

Total investment in reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the Government of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

At 31 March 2005 the Group received USD 8 million in grant from the Government of Norway (refer to note 22). In 2002 the Group also received loan from Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the equipment in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the period in which they are incurred.

The Group's commitments will be funded from its own cash resources and borrowings.

45. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Presently the Group has developed a comprehensive property risk insurance program which will commence in the second half of 2005 that provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. This comprehensive property insurance program will reduce the risk of adverse effect of damage or loss of certain assets upon the Group's activities and its financial position.

Litigation and taxation risks

Unresolved tax litigation and possible taxation risks at 31 March 2005 amount to approximately USD 199 million. Management believes that the probability of unfavourable outcome of litigation and taxation risks is moderate.

In addition the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Group modernises technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2004 the Group performed reassessment of environmental obligations for its operations in the Russian Federation. Estimation was based on the management's understanding of the current legal requirements in the Russian Federation and the term of the license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- rehabilitation of land and other types of ongoing rehabilitation; and
- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities.

The extent and future expected costs related to environmental obligations are inherently difficult to estimate. They depend on the scale of operations, timing and further development of Russian legislation. The Group estimates its environmental obligations using the current level of mines' expansion, existing technology, current prices and projected inflation levels.

Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of the Russian economy depends on the efficacy of the Government economic policies and the continued development of legal and political systems.

46. RISK MANAGEMENT ACTIVITIES

The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities. In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the adherence to the Group's risk management policies.

Commodity price risk is managed by the Sales Block of the Group. An independent risk management unit exists within that function to control exposures and ensure they are in line with policies set by management of the Sales Block and senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a remaining portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into:

- derivative contracts;
- fixed price sales contracts; and
- cap and floor arrangements for the sale of refined metal to physical off-takers.

Derivative contracts

The Group enters into certain commodity derivative contracts, namely sales call options and purchase put options for the purpose of fixing prices and price ranges for its products. These instruments are classified as instruments entered into with a trading intent.

Fixed price sale contracts and cap/floor arrangements with physical off-takers

	Nine months ending 31 December 2005	2006	2007	2008	2009	2010
Platinum						
Volume subject to floor price ('000 oz)	124	129	115	117	116	114
Average floor price (USD/oz)	425	425	425	425	425	425
Volume subject to ceiling price ('000 oz)	25	26	23	23	23	23
Average ceiling price (USD/oz)	856	856	850	850	850	850
Palladium						
Volume subject to floor price ('000 oz)	521	542	550	448	444	437
Average floor price (USD/oz)	355	339	345	385	380	375
Volume subject to ceiling price ('000 oz)	161	157	93	112	111	109
Average ceiling price (USD/oz)	702	729	975	975	975	975

US Dollars million

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

The Group had facilities for the management of its day to day liquidity requirements available with the following banks:

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Short-term borrowing facilities:			
Barclays Capital, BNP Paribas (Suisse) S.A.	400	-	400
Citibank N.A., ING Bank N.V. and Societe Generale	300	200	300
CJSC "ING Bank Eurasia"	100	50	100
OJSC "Vneshtorgbank"	100	-	100
CJSC "Commerzbank"	60	40	60
CJSC "KB Citibank"	50	30	50
CJSC "International Moscow Bank"	40	40	40
OJSC "Promstroybank"	-	-	36
OJCS "Eurofinance Mosnarbank"	36	-	36
CJSC "Gazprombank"	35	-	35
LLC "HSBC Bank (RR)"	30	25	30
CJSC "West LB Vostok"	30	-	30
IBG Nikoil	30	-	30
CJSC "Raiffeisenbank Austria"	30	-	30
OJSC "MBRD"	20	-	20
CJSC "BNP Pariba"	50	-	20
CJSC "Societe Generale Vostok"	-	-	20
CJSC "Natexis Bank"	-	-	15
LLC "Deutsche Bank"	19	-	14
Bank overdraft facilities:			
Total bank overdraft facilities (refer to note 39)	346	229	346
Total facilities	**1,676**	**614**	**1,712**

	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
Less: Short-term borrowings received related to the above facilities	(768)	(358)	(480)
Bank overdrafts received (refer to note 39)	(5)	(105)	(21)
Outstanding letters of credit	(95)	(3)	(111)
Net facilities available	**808**	**148**	**1,100**

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

From time to time the Group enters into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of counterparties.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's top 20 customers are presented below:

	Reviewed three months ended 31 March 2005				Audited year ended 31 December 2004			
	Number of customers	%	Turnover USD million	%	Number of customers	%	Turnover USD million	%
Largest customer	1	1	166	10	1	1	543	8
Next 9 largest customers	9	4	523	32	9	3	2,368	34
Total	**10**	**5**	**689**	**42**	**10**	**4**	**2,911**	**42**
Next 10 largest customers	10	4	151	9	10	4	914	13
Total	**20**	**9**	**840**	**51**	**20**	**8**	**3,825**	**55**
Remaining customers	214	91	790	49	243	92	3,208	45
Total	**234**	**100**	**1,630**	**100**	**263**	**100**	**7,033**	**100**

Trade receivables comprise international companies, and credit is only extended to these customers after rigid credit approval procedures.

The Group has a concentration of cash and bank deposits with a related party commercial bank that represents 64% of such cash and bank deposits (refer to note 43).

The Group believes that there is no other significant concentration of credit risk.

US Dollars million

47. FAIR VALUE OF FINANCIAL INSTRUMENTS

	Reviewed 31 March 2005		Audited 31 December 2004	
	Carrying value	Fair value	Carrying value	Fair value
Investments in securities and other financial assets (refer to note 24)	1,343	1,343	1,437	1,437
Other current and non-current assets (refer to note 25)	689	689	694	694
Trade and other receivables (refer to note 27)	423	423	455	455
Cash and cash equivalents (refer to note 28)	1,240	1,240	1,346	1,346
Long-term borrowings (refer to note 31)	(971)	(967)	(980)	(971)
Short-term borrowings (refer to note 35)	(506)	(506)	(208)	(208)
Derivative financial instruments	(5)	(5)	(5)	(5)
Trade and other payables (refer to note 36)	(358)	(358)	(373)	(373)
Bank overdrafts (refer to note 39)	(5)	(5)	(21)	(21)

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade accounts and other receivables, other current and non-current assets, cash and cash equivalents, bank overdrafts and trade accounts and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long and short-term borrowings and capitalised finance leases are market related. Consequently the carrying values of these financial instruments approximate their fair values.

Derivative financial instruments are recorded at fair value estimated using ruling market prices as at the balance sheet date.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

48. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Additional swap of OJSC "RAO "Norilsk Nickel" shares for OJSC "MMC "Norilsk Nickel" shares

In October 2004, the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a third stage of swapping shares of OJSC "RAO "Norilsk Nickel" for shares of OJSC "MMC "Norilsk Nickel" for those shareholders who had not participated in the share swaps in 2001-2002. This share swap commenced on 1 December 2004. As of 31 March 2005, 808,236 shares had been swapped (refer to note 30). During the second quarter of 2005 additional 419,783 shares had been swapped.

US Dollars million

Increase of investments in subsidiaries

In April-May 2005 an additional 31.3% (31 March 2005: 57.1%, refer to note 49) of the issued ordinary shares of OJSC "Matrosov Mine" were acquired by the Group for USD 72 million.

In June 2005 an additional 5.6% (31 March 2005: 57.0%, refer to note 49) of the issued ordinary shares of OJSC "Lenzoloto" were acquired by the Group for USD 2.7 million.

Other acquisitions

In April 2005, the Group acquired 100% of the issued share capital of LLC "Terminal" for a consideration of USD 21 million. The acquired company is involved in providing repair, diving, surveying and ship landing services for the river and sea ships.

In June 2005 an additional 2.51% (31 March 2004: 1.01%; 31 December 2004: 1.01%) of issued share capital of OJSC "RAO "UES" was acquired for USD 322 million.

Proposed spin-off of the Group's gold mining assets

On 15 April 2005 the Board of Directors of OJSC "MMC "Norilsk Nickel" approved a plan to spin-off the Group's gold mining assets into a new company by way of a single transaction. The disposal group consists of the gold mining assets of CJSC "Polus" and its subsidiaries, and a 20% interest in Gold Fields Ltd., including all liabilities directly associated with those assets. The transaction was announced on 18 April 2005, and is a subject to the final approval by the Extraordinary General Meeting of Shareholders in September 2005. If the spin-off is approved by the shareholders, the transaction is expected to be completed at the end of March 2006.

In accordance with the restructuring plan the shareholders of OJSC "MMC "Norilsk Nickel" will receive ordinary shares in the newly created company in proportion to their existing shareholding in the Company.

It is unlikely that significant changes to the restructuring plan will be made or that it will be withdrawn.

Separate classification of the disposal group will be presented in the Group's consolidated annual financial statements for the year ending 31 December 2005. In the Group's consolidated interim financial statements for the three months ended 31 March 2005 the segmental information applicable to the disposal group is presented in accordance with IAS 14 "Segment Reporting" in notes 3 and 4 under the heading "Severo-Eniseysk and Bodaybo".

Declaration of dividend

On June 30 the Group declared a final dividend of RUR 69.4 (USD 2.44) per share in respect of the year ended 31 December 2004. Taking into account an interim dividend declared and paid of RUR 41.4 (USD 1.46, refer to note 20) per share in respect of the year ended 31 December 2004 the additional dividend of RUR 28 (USD 0.98) per share will be paid to the shareholders.

49. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held '000			% held		
Subsidiaries by country of incorporation	Nature of business	31 March 2005	31 March 2004	31 December 2004	31 March 2005	31 March 2004	31 December 2004
Russian Federation							
OJSC "RAO "Norilsk Nickel"	Market agent	186,595	185,787	185,787	98.7	98.3	98.3
OJSC "Taimyrgaz"	Gas extraction	2,000	2,000	2,000	94.6[6]	94.4[6]	94.4[6]
CJSC "Polus"	Mining	-	-	-	100.0	100.0	100.0
OJSC "Matrosov Mine"[3]	Mining	44	-	44	57.1	-	57.1
OJSC "Lenzoloto"[3]	Mining	848	-	848	57.0	-	57.0
CJSC "Tonoda"[3]	Mining	9	-	9	100.0	-	100.0
OJSC "Pervenets"[1]	Mining	-	-	-	88.8[6]	-	14.8[6]
LLC "LZRK"[5]	Management company	-	-	-	100.0	-	100.0
OJSC "Yenisey River Shipping Company"	River shipping operations	181	181	181	43.9	43.9	43.9
OJSC "PromEstate"[4]	Property holding	-	6	-	-	99.1	-
CJSC "NORIMETIMPEX"	Marketing intermediary	5	5	5	100.0	100.0	100.0
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	4,000	4,000	4,000	100.0	100.0	100.0
OJSC "Arkhangelsk Sea Commercial Port"	Sea shipping operations	532	532	532	53.1	53.1	53.1
OJSC "Olenegorsky Mekhanichesky Zavod"[4]	Mechanics	-	149	-	-	100.0	-
CJSC "Alykel"	Airport	-	-	-	100.0	100.0	100.0
LLC "Norilskiye Metally"[2]	Marketing intermediary	-	-	-	-	100.0	100.0
OJSC "Institut Gypronickel"	Science	23	23	23	100.0	100.0	100.0
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	14,673	98.6[6]	98.2[6]	98.2[6]
OJSC "Kombinat Severonickel"	Lessor of equipment	9,860	9,860	9,860	98.7[6]	98.3[6]	98.3[6]
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	1,236	1,236	1,236	98.7[6]	98.3[6]	98.3[6]
LLC "Gornaya Leasingovaya Company"[1]	Lessor of equipment	-	-	-	100.0	19.9	19.9
OJSC "Tuimsky zavod Cvetnykh Metallov"[4]	Non-ferrous metal production	-	827	-	-	99.9	-
CJSC "Kraus-M"	Property holding	10	6	10	100.0	60.0	100.0
LLC "Norilsk telecom"	Telecommunications	-	-	-	100.0	100.0	100.0

[1] Acquired in 2005 (refer note 41).
[2] Disposed in 2005 (refer note 42).
[3] Acquired in 2004 (refer note 41).
[4] Disposed in 2004 (refer note 42).
[5] Formed by the Group in 2004.
[6] Effective % held through other Group subsidiaries.

		Shares held '000			% held		
Subsidiaries by country of incorporation	Nature of business	31 March 2005	31 March 2004	31 December 2004	31 March 2005	31 March 2004	31 December 2004
Belgium							
Norgem SA	Market agent	31	31	31	51.0	51.0	51.0
China							
Norilsk Nickel Asia[1]	Market agent	-	-	-	100.0	-	100.0
Great Britain							
Norimet Limited	Market agent	5,760	5,760	5,760	100.0	100.0	100.0
Norilsk Nickel Europe Limited[1]	Market agent	-	-	-	100.0	100.0	100.0
Luxembourg							
Norilsk Nickel Finance[1]	Bond issuer	1	-	1	100.0	-	100.0
Switzerland							
Norilsk Nickel Holding SA	Investment holding	-	-	-	100.0	100.0	100.0
Metal Trade Overseas SA	Market agent	-	-	-	100.0	100.0	100.0
United States of America							
Stillwater Mining Company	Mining	49,813	49,813	49,813	55.0	55.5	55.1
Norilsk Nickel USA	Market agent	1	1	1	100.0	100.0	100.0

[1] Formed by the Group in 2004.

EXHIBIT IV – UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – THE POLUS GROUP

Below are the unaudited consolidated interim financial statements of the Polus Group for the three months ended March 31, 2005.

These financial statements have been prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. For a detailed discussion of the principal differences between IFRS and U.S. GAAP as they relate to Polus, see "Summary of Certain Differences between U.S. GAAP and IFRS".

As a result of the change in IFRS effective in 2005, the format of the income statement has been changed. As a result of this change, the bottom-line in the statement presents overall profit of the Polus Group including minority interest. Net profit previously presented in the income statement for 2004 and 2003 corresponds, in the new format of the income statement, to the line "profit for the period attributable to shareholders of the parent company". In addition, certain comparative figures have been regrouped to conform with the format of presentation for the financial year 2005 and may, as a result, differ from the corresponding figures in the financial statements where such figures were originally disclosed. The discussion of comparative figures in "Operating and Financial Review and Prospects of the Polus Group" has been adapted to take into account the effects of such regroupings.

Gold Mining Company Polus

Consolidated interim financial statements
for three months ended 31 March 2005

GOLD MINING COMPANY POLUS

CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THREE MONTHS ENDED 31 MARCH 2005

INDEX

Page

	Three months ended 31 March 2005	Three months ended 31 March 2004	Year ended 31 December 2004
EXCHANGE RATES – RUSSIAN ROUBLE			
Period-end rates			
1 US dollar	27.8256	28.4853	27.7487
1 Euro	36.0564	34.8005	37.8104
Average rates for the period			
1 US dollar	27.8375	28.6612	28.8150
1 Euro	36.6556	35.8560	35.8185

GOLD MINING COMPANY POLUS

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THREE MONTHS ENDED 31 MARCH 2005

The following statement, which should be read in conjunction with independent auditors' responsibilities stated in the independent auditors' review report set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated interim financial statements of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group").

Management is responsible for the preparation of the consolidated interim financial statements that present fairly the financial position of the Group at 31 March 2005, the results of its operations, cash flows and changes in shareholder's equity for three months then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated interim financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated interim financial statements; and
- preparing the consolidated interim financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated interim financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with legislation and accounting standards of the Russian Federation;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated interim financial statements for three months ended 31 March 2005 were approved on 31 July 2005 by:

Ivanov E. I.
President

Osenmuk A. M.
Vice-president, Chief Financial Officer

Krasnoyarsk
31 July 2005

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REVIEW REPORT

To the management of Closed Joint Stock Company "Gold Mining Company Polus":

We have reviewed the consolidated interim financial statements for three months ended 31 March 2005 of Closed Joint Stock Company "Gold Mining Company Polus" and its subsidiaries (the "Group"), set out on pages 3-42. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

Scope

We conducted our review in accordance with International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the consolidated interim financial statements are free of material misstatement. A review consists of making inquiries, primarily of Group's personnel responsible for financial and accounting matter, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Statement of negative assurance

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group at 31 March 2005, and the results of its operations, its cash flows and changes in shareholder's equity for three months then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche
Moscow
31 July 2005

GOLD MINING COMPANY POLUS

CONSOLIDATED INCOME STATEMENT
FOR THREE MONTHS ENDED 31 MARCH 2005
in thousands of US Dollars

	Notes	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Sales		**79,120**	**52,477**	**441,750**
Cost of sales	3	(43,759)	(25,241)	(234,944)
Gross profit		**35,361**	**27,236**	**206,806**
Selling, general and administrative expenses	7	(13,257)	(3,370)	(44,825)
Other net operating (expenses)/income	8	(1,929)	(341)	12,707
Operating profit		**20,175**	**23,525**	**174,688**
Impairment of goodwill on acquisition	32	-	-	(114,639)
Finance costs	9	(1,457)	(107)	(10,573)
Net income from investments	10	9,327	3,389	16,544
Other net non-operating expenses	11	(450)	(644)	(4,205)
Profit before taxation		**27,595**	**26,163**	**61,815**
Taxation	12	(11,363)	(9,227)	(59,297)
Profit for the period		**16,232**	**16,936**	**2,518**
Attributable to:				
Shareholder of the parent company		15,082	16,936	8,059
Minority interest		1,150	-	(5,541)
		16,232	16,936	2,518
Basic and fully diluted earnings per share				
- Basic	13	**87**	**138**	**59**
- Diluted	13	**51**	**70**	**31**

GOLD MINING COMPANY POLUS

CONSOLIDATED BALANCE SHEET
AT 31 MARCH 2005
in thousands of US Dollars

	Notes	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
ASSETS				
Non-current assets		**608,119**	**473,498**	**581,237**
Property, plant and equipment	14	528,800	220,975	502,125
Capital construction-in-progress	15	76,384	38,079	66,279
Investments in associates	16	339	-	9,357
Investments in securities and other financial assets	17	2,596	214,444	3,476
Current assets		**550,449**	**61,716**	**547,442**
Inventories	18	74,518	33,109	70,046
Advances to suppliers and other receivables	19	15,611	6,180	12,315
Other current assets	20	67,992	18,676	58,224
Investments in securities and other financial assets	17	353,356	20	393,842
Cash and cash equivalents	21	17,350	3,731	13,015
Assets classified as held for sale	22	21,622	-	-
Total assets		**1,158,568**	**535,214**	**1,128,679**
SHAREHOLDER'S EQUITY AND LIABILITIES				
Share capital and reserves		**949,852**	**367,949**	**936,162**
Share capital	23	3	2	3
Share premium	23	522,198	-	523,645
Accumulated profits		393,676	367,947	368,587
Equity attributable to the shareholder of the parent company		**915,877**	**367,949**	**892,235**
Minority interest	24	**33,975**	-	**43,927**
Non-current liabilities		**104,406**	**44,062**	**105,983**
Deferred tax liabilities	25	92,124	34,177	86,447
Environmental obligations	26	10,568	9,885	10,480
Other long-term liabilities	27	1,714	-	9,056
Current liabilities		**104,310**	**123,203**	**86,534**
Short-term borrowings	28	31,302	93,943	35,112
Trade and other payables	29	35,419	9,978	36,908
Taxes payable	30	15,118	19,282	14,514
Liabilities associated with assets classified as held for sale	22	22,471	-	-
Total shareholder's equity and liabilities		**1,158,568**	**535,214**	**1,128,679**

GOLD MINING COMPANY POLUS

CONSOLIDATED CASH FLOW STATEMENT
FOR THREE MONTHS ENDED 31 MARCH 2005
in thousands of US Dollars

	Notes	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Operating activities				
Cash flows from operations	31	11,912	26,958	181,783
Interest paid		(1,340)	-	(11,839)
Income tax paid		(12,731)	(14,937)	(49,775)
Net cash (outflow)/inflow from operating activities		**(2,159)**	**12,021**	**120,169**
Investing activities				
Advances paid for shares of subsidiaries		-	(214,005)	-
Acquisition of subsidiaries, net of cash acquired	32	(25,734)	-	(270,602)
Purchase of property, plant and equipment		(21,800)	(12,027)	(63,486)
Proceeds from sale of property, plant and equipment		5,994	-	328
Purchase of promissory notes		-	-	(756,115)
Proceeds from sale of promissory notes		49,153	120,627	503,918
Net cash inflow/(outflow) from investing activities		**7,613**	**(105,405)**	**(585,957)**
Financing activities				
Proceeds on issue of ordinary shares		-	-	498,819
Proceeds from short-term borrowings		-	93,367	171,563
Repayments of short-term borrowings		(778)	-	(196,485)
Repayments of long-term borrowings, net		(34)	-	(2,602)
Net cash (outflow)/inflow from financing activities		**(812)**	**93,367**	**471,295**
Effect of translation to presentation currency		(307)	122	3,882
Net increase in cash and cash equivalents		**4,335**	**105**	**9,389**
Cash and cash equivalents at beginning of the period	21	**13,015**	**3,626**	**3,626**
Cash and cash equivalents at end of the period	21	**17,350**	**3,731**	**13,015**

GOLD MINING COMPANY POLUS

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THREE MONTHS ENDED 31 MARCH 2005
in thousands of US Dollars

	Notes	Share capital	Share premium	Accumulated profits	Equity attributable to the shareholder of the parent company	Minority interest	Total
Balance at 31 December 2003 - audited		**2**	**-**	**339,369**	**339,371**	**-**	**339,371**
Profit for the period		-	-	16,936	**16,936**	-	**16,936**
Effect of translation to presentation currency		-	-	11,642	**11,642**	-	**11,642**
Balance at 31 March 2004 - reviewed		**2**	**-**	**367,947**	**367,949**	**-**	**367,949**
Minority interest in subsidiaries acquired		-	-	-	-	48,416	**48,416**
Loss for the period		-	-	(8,877)	**(8,877)**	(5,541)	**(14,418)**
Issue of ordinary shares	23	1	498,818	-	**498,819**	-	**498,819**
Effect of translation to presentation currency		-	24,827	9,517	**34,344**	1,052	**35,396**
Balance at 31 December 2004 – audited		**3**	**523,645**	**368,587**	**892,235**	**43,927**	**936,162**
Minority interest in subsidiaries acquired		-	-	-	-	39	**39**
Profit for the period		-	-	15,082	**15,082**	1,150	**16,232**
Increase in equity attributable to the shareholder of the parent company due to the increase of investment in subsidiary	24	-	-	11,016	**11,016**	(11,016)	**-**
Effect of translation to presentation currency		-	(1,447)	(1,009)	**(2,456)**	(125)	**(2,581)**
Balance at 31 March 2005 - reviewed		**3**	**522,198**	**393,676**	**915,877**	**33,975**	**949,852**

1. GENERAL

Organisation

Closed Joint Stock Company "Gold Mining Company Polus" (the "Company") was incorporated in Severo-Eniseisk, Krasnoyarsk region, Russian Federation, on 30 September 1999. During 2004 the Company acquired controlling shareholding in Open Joint Stock Company "Lenzoloto" and Open Joint Stock Company "Matrosov Mine" and incorporated a wholly owned subsidiary Limited Liability Company "Lenskaya Zolotorudnaya Company". The principal activities of the Company and its subsidiaries (the "Group") is the extraction, refining and sale of gold from open-pit mines. Mining and processing facilities of the Group are located in Krasnoyarsk and Irkutsk regions of the Russian Federation. Further details regarding the nature of the business and structure of the Group are presented in note 38.

At 31 March 2005 the Group employed approximately 9,878 people (31 March 2004: 2,993; 31 December 2004: 9,700).

The Company is a wholly owned subsidiary of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" ("MMC Norilsk Nickel"). MMC Norilsk Nickel together with its subsidiaries comprises the Norilsk Nickel Group.

Basis of presentation

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). In the absence of specific IFRS guidance for the extractive industries, the Group has developed accounting policies in accordance with the best practices in the mining industry insofar they do not conflict with IFRS principles.

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the Russian Federation. The accounting principles and financial reporting procedures in the Russian Federation differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated interim financial statements are presented in accordance with IFRS.

The consolidated interim financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (i); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (j).

Adoption of new and revised International Financial Reporting Standards

In the current reporting period the Group has adopted all the new and revised Standards and Interpretations issued by IASB and IFRIC that are relevant to its operations and effective for accounting periods beginning on 1 January 2005.

Reclassifications

Certain comparative information, presented in the consolidated financial statements for prior reporting periods, has been reclassified in order to achieve comparability with the presentation used in the consolidated interim financial statements for three months ended 31 March 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated interim financial statements incorporate the financial statements of the parent company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the parent company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or
- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:
  - govern the financial and operating polices of the enterprise under a statute or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future. Such subsidiaries are accounted for as investments (refer to 2 (j)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportionate share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is reduced to zero. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognised as goodwill.

Goodwill relating to subsidiaries is disclosed as an asset and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement in the period during which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the consolidate income statement immediately.

(b) Functional and presentation currency

The functional currency of the Company and all subsidiaries, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements of the Group is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is a common practice for global gold mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated interim financial statements of the Group.

The translation from RUR (functional currency) into USD (presentation currency) is made using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholder's equity, other than net profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholder's equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated interim financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at the balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(d) Property, plant and equipment

Basis of carrying value of property, plant and equipment

Property, plant and equipment were valued by independent, professionally qualified valuers. The effective date of the valuation for the Company's property, plant and equipment was 31 December 2002. The basis of valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined as their market value. However, a significant part of property, plant and equipment, which is of a specialised nature, was valued at depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation, including both physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset.

The property, plant and equipment of subsidiaries was fair valued at the respective dates of acquisition.

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis when physically mined, using the life of mine method based on estimated proven and probable ore reserves.

Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:

- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- defining further mineralization in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings and the present value of future decommissioning cost.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable ore reserves, over a period of 7 to 20 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable ore reserves, varying from 5 to 20 years.

Depreciation

Depreciation on mining assets is charged from the date when a new mine reaches commercial production quantities and is included in the cost of production.

The Group annually assesses the remaining life of its mines for the purpose of depreciation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable ore reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of depreciation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(f) Impairment

An impairment review of assets is carried out when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount.

An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

The recoverable amount of mining and processing assets is the higher of fair value less cost to sell and value in use, unless the fair value less cost to sell is not possible to determine or if either of these amounts exceeds the assets carrying amount. The recoverable amount of mining assets whose fair value less cost to sell cannot be determined reliably, is estimated on the basis of the present values of net future cash flows.

Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term gold prices;
- revised estimates of the grade or extent of the ore reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value. For investments carried at fair value decline in fair value is recognised in profit or loss if there is objective evidence that investments are impaired.

The recoverable amount of other assets is higher of fair value less cost to sell and value in use, i.e. the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the assets carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, at the time a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Deferred expenditures

Certain Group's production facilities are located in regions with specific weather conditions. Consequently, surface (alluvial) mining operations are subject to seasonality and gold at these locations is only mined during several months of the year. Costs incurred out of season are deferred to the next season. Such expenditures include stripping and excavation costs, costs of repair and maintenance of gold mining equipment and general production costs.

(i) Inventories

Refined gold

Gold is measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of gold is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(j) Financial instruments

Financial instruments recognised on the Group's balance sheet mainly include investments, advances to suppliers and other receivables, cash and cash equivalents, trade and other payables and borrowings. Financial instruments are initially measured at fair value, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Advances to suppliers and other receivables

Advances to suppliers and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade and other payables

Trade and other payables are stated at their nominal value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

(k) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Other borrowing costs are expensed in the income statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs.

(l) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(m) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

The Group contributes to the Pension fund of the Russian Federation, Medical and Social Insurance funds on behalf of all its employees. These contributions are recognised in the income statement as incurred.

(n) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(o) Revenue recognition

Revenue consists of the sales of refined gold and is recognised when the risks and rewards of ownership are transferred to the buyer. Gold sales revenue represents the net invoiced value for gold supplied to customers. Revenues from the sale of by-products are netted-off against production costs.

(p) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(q) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Group are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(r) Segmental information

The Group predominantly operates in a single business segment, being mining and refining of gold. The Group's production facilities are all based in the Russian Federation. Therefore, business activities are subject to the same risks and returns, and are addressed in the consolidated financial statements as one reportable segment.

(s) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and the corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the discount on decommissioning obligation is included in the income statement.

Decommissioning obligations are periodically reviewed in the light of current laws and regulations, and adjustments made as necessary.

(t) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

(u) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable within one year from the date of classification and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
3. COST OF SALES			
Cash operating costs	35,167	25,501	193,258
On-mine and concentrating costs (refer to note 4)	17,119	11,103	129,346
Smelting costs (refer to note 5)	12,069	8,805	35,195
Refining costs	536	542	2,601
Tax on mining	5,443	5,051	26,116
Amortisation and depreciation of operating assets (refer to note 6)	10,267	6,364	40,903
Provision for land rehabilitation	-	2,532	2,532
Increase in metal inventories	(1,675)	(9,156)	(1,749)
Total	**43,759**	**25,241**	**234,944**
4. ON-MINE AND CONCENTRATING COSTS			
Consumables and spares	9,840	5,211	59,576
Labour	6,052	5,212	53,693
Utilities	745	435	11,828
Sundry on-mine and concentrating costs	482	245	4,249
Total (refer to note 3)	**17,119**	**11,103**	**129,346**
5. SMELTING COSTS			
Consumables and spares	8,629	6,189	23,640
Labour	2,352	2,368	10,155
Utilities	472	147	691
Sundry smelting costs	616	101	709
Total (refer to note 3)	**12,069**	**8,805**	**35,195**
6. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS			
Mining and concentrating	4,963	2,877	20,715
Smelting	5,304	3,487	20,188
Total (refer to note 3)	**10,267**	**6,364**	**40,903**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Research and exploration	4,981	525	8,092
Salaries	4,182	1,156	22,795
Taxes other than mining and income taxes	1,096	392	3,307
Depreciation	565	36	4,793
Professional services	322	113	1,452
Rent expense	301	79	1,398
Transportation expenses	203	122	746
Commission paid	124	-	449
Repair and maintenance	14	303	677
Other	1,469	644	1,116
Total	**13,257**	**3,370**	**44,825**

Research and development expenses for three months ended 31 March 2005 and year ended 31 December 2004 mainly related to geological exploration performed by the Group primarily in Natalka field located in Magadan region.

8. OTHER NET OPERATING EXPENSES/(INCOME)

Net operating loss/(profit) from non-mining activities	1,376	-	(2,817)
Loss on disposal of property, plant and equipment and assets under construction	478	295	3,164
Change in provision for doubtful debts	(113)	(351)	2,535
Change in provision for tax fines and penalties	-	370	(14,815)
Gain from change in terms of finance leases	-	-	(1,101)
Other	188	27	327
Total	**1,929**	**341**	**(12,707)**

9. FINANCE COSTS

Interest expense on borrowings	1,340	-	10,146
Unwinding of discount on decommissioning obligations (refer to note 26)	117	107	427
Total	**1,457**	**107**	**10,573**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

10. NET INCOME FROM INVESTMENTS

Interest income on promissory notes	9,366	3,389	16,803
Loss from associates (refer to note 16)	(39)	-	(50)
Other	-	-	(209)
Total	**9,327**	**3,389**	**16,544**

11. OTHER NET NON-OPERATING EXPENSES

Maintenance of social infrastructure	570	493	2,120
Donations	153	100	945
Other	(273)	51	1,140
Total	**450**	**644**	**4,205**

12. TAXATION

Current taxation	15,539	7,955	52,099
Deferred taxation (refer to note 25)	(4,176)	1,272	7,198
Total	**11,363**	**9,227**	**59,297**

The tax rate applied to taxable income in the Russian Federation is 24%.

A reconciliation of theoretical income tax at 24% to the amount of actual income tax expense recorded in the income statement is as follows:

Profit before taxation	**27,595**	**26,163**	**61,815**
Theoretical income tax at 24%	6,623	6,279	14,835
Tax effect of goodwill impairment	-	-	27,417
Tax effect of non-deductible expenses and other permanent differences	3,087	2,948	9,185
Taxable losses of subsidiaries not carried forward	1,653	-	7,860
Total income tax expense	**11,363**	**9,227**	**59,297**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

13. BASIC AND FULLY DILUTED EARNINGS PER SHARE

The calculation of basic and fully diluted earnings per share is based on the following information:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Profit attributed to shareholder of the parent company for the period	15,082	16,936	8,059
Weighted average number of ordinary shares for the purposes of basic earnings per share	173	123	137
Possible dilution effect of convertible preference shares (refer to note 23)	120	120	120
Weighted average number of ordinary shares for the purposes of fully diluted earnings per share	293	243	257
Earnings per share			
- Basic	**87**	**138**	**59**
- Fully diluted	**51**	**70**	**31**

in thousands of US dollars

14. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Mineral rights	Other	Total
Cost/valuation					
Balance at 31 December 2003 - audited	**124,935**	**114,969**	-	**597**	**240,501**
Additions	-	3,181	-	1,139	**4,320**
Transfers from capital construction-in-progress (refer to note 15)	791	-	-	-	**791**
Disposals	-	(319)	-	(2)	**(321)**
Effect of translation to presentation currency	4,256	3,930	-	29	**8,215**
Balance at 31 March 2004 - reviewed	**129,982**	**121,761**	-	**1,763**	**253,506**
Additions	1,049	22,611	-	1,320	**24,980**
Acquired on acquisition of subsidiaries (refer to note 32)	33,756	78,831	146,349	1,045	**259,981**
Transfers from capital construction-in-progress (refer to note 15)	23,127	-	-	-	**23,127**
Disposals	(92)	(1,972)	-	(112)	**(2,176)**
Effect of translation to presentation currency	5,305	6,234	3,758	127	**15,424**
Balance at 31 December 2004 – audited	**193,127**	**227,465**	**150,107**	**4,143**	**574,842**
Additions	-	3,142	-	180	**3,322**
Acquired on acquisition of subsidiaries (refer to note 32)	2,508	187	46,539	14	**49,248**
Transfers from capital construction-in-progress (refer to note 15)	3,357	-	-	-	**3,357**
Disposals	(236)	(912)	-	(76)	**(1,224)**
Assets reclassified as held for sale (refer to note 22)	(23)	(10,557)	(5,706)	(95)	**(16,381)**
Effect of translation to presentation currency	(504)	(629)	98	(11)	**(1,046)**
Balance at 31 March 2005 - reviewed	**198,229**	**218,696**	**191,038**	**4,155**	**612,118**

in thousands of US dollars

	Buildings, structures and utilities	Machinery, equipment and transport	Mineral rights	Other	Total
Accumulated amortization and depreciation					
Balance at 31 December 2003 - audited	**(12,534)**	**(11,521)**	**-**	**(87)**	**(24,142)**
Amortisation and depreciation charge for the period	(3,666)	(3,857)	-	(44)	**(7,567)**
Eliminated on disposal	-	47	-	-	**47**
Effect of translation to presentation currency	(450)	(416)	-	(3)	**(869)**
Balance at 31 March 2004 - reviewed	**(16,650)**	**(15,747)**	**-**	**(134)**	**(32,531)**
Amortisation and depreciation charge for the period	(13,570)	(21,041)	(3,200)	(318)	**(38,129)**
Eliminated on disposal	3	263	-	34	**300**
Effect of translation to presentation currency	(984)	(1,236)	(123)	(14)	**(2,357)**
Balance at 31 December 2004 - audited	**(31,201)**	**(37,761)**	**(3,323)**	**(432)**	**(72,717)**
Amortisation and depreciation charge for the period	(4,977)	(8,068)	(1,627)	(120)	**(14,792)**
Eliminated on disposal	234	14	-	12	**260**
Assets reclassified as held for sale (refer to note 22)	-	3,005	709	15	**3,729**
Effect of translation to presentation currency	86	103	12	1	**202**
Balance at 31 March 2005 - reviewed	**(35,858)**	**(42,707)**	**(4,229)**	**(524)**	**(83,318)**
Net book value					
31 March 2004	**113,332**	**106,014**	**-**	**1,629**	**220,975**
31 December 2004	**161,926**	**189,704**	**146,784**	**3,711**	**502,125**
31 March 2005	**162,371**	**175,989**	**186,809**	**3,631**	**528,800**

At 31 March 2005 property, plant and equipment with a net book value of USD 4,802 thousand (31 March 2004: nil, 31 December 2004: USD 4,142 thousand) were pledged to secure long- and short-term borrowings granted to the Group (refer to notes 27 and 28).

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

15. CAPITAL CONSTRUCTION-IN-PROGRESS

Balance at beginning of the period	**66,279**	**31,011**	**31,011**
Additions	14,183	6,785	38,184
Acquired on acquisition of subsidiaries (refer to note 32)	436	-	19,389
Transfers to property, plant and equipment (refer to note 14)	(3,357)	(791)	(23,918)
Disposals	(939)	(20)	(1,342)
Assets reclassified as held for sale (refer to note 22)	(43)	-	-
Effect of translation to presentation currency	(175)	1,094	2,955
Balance at end of the period	**76,384**	**38,079**	**66,279**

16. INVESTMENTS IN ASSOCIATES

Balance at beginning of the period	**9,357**	-	-
Acquired during the period	-	-	9,149
Change in classification due to increase in shareholding	(8,856)	-	-
Share of post acquisition losses (refer to note 10)	(39)	-	(50)
Effect of translation to presentation currency	(123)	-	258
Balance at end of the period	**339**	-	**9,357**

All Group's associates are registered in the Russian Federation. Details of the Group's associates at 31 March 2005 are as follows:

Name of associate	**Principal activity**	**Date acquired**	**Share-holding**			
OJSC "Pervenets"	Gold mining	6 April 2004	26.00%	-	-	9,018
LLC "Kvartsevye technologii"	Quartz mining	6 April 2004	38.30%	339	-	339
				339	-	**9,357**

At 31 December 2004 OJSC "Lenzoloto", a 57.0% subsidiary of the Group, held a 26.0% investment in OJSC "Pervenets". On 10 February 2005 the Group acquired additional 74.0% interest in OJSC "Pervenets". Accordingly the company's financial results were fully consolidated and the investment was eliminated from investments in associates.

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

17. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

Non-current			
Equity securities	1,326	-	1,462
Loans advanced	359	18	360
Long-term accounts receivable	-	-	1,111
Advance paid for shares of subsidiaries	-	214,426	-
Other	911	-	543
Total non-current	**2,596**	**214,444**	**3,476**
Current			
Promissory notes receivable	353,270	-	393,738
Other	86	20	104
Total current	**353,356**	**20**	**393,842**

Short-term promissory notes are purchased from the shareholder and bear interest of 10.4% per annum (refer to note 33).

18. INVENTORIES

Refined gold at net production cost	224	9,544	2,445
Work-in-process at production cost	15,292	7,430	11,070
Total metal inventories	**15,516**	**16,974**	**13,515**
Stores and materials at cost	60,380	16,335	57,104
Less: Provision for obsolescence	(1,378)	(200)	(573)
Total	**74,518**	**33,109**	**70,046**

19. ADVANCES TO SUPPLIERS AND OTHER RECEIVABLES

Advances to suppliers	12,466	6,144	7,514
Other receivables from non-mining activities	10,463	267	12,252
	22,929	6,411	19,766
Less: Provision for doubtful debts	(7,318)	(231)	(7,451)
Total	**15,611**	**6,180**	**12,315**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

20. OTHER CURRENT ASSETS

Value added tax recoverable	42,736	14,849	40,476
Deferred expenditures	21,509	398	14,507
Income tax prepaid	2,187	3,231	1,183
Other taxes prepaid	1,560	198	2,058
Total	**67,992**	**18,676**	**58,224**

Deferred expenditures mostly comprise excavation costs, costs of repair and maintenance of gold mining equipment and production costs.

21. CASH AND CASH EQUIVALENTS

Letters of credit	10,298	-	3,308
Current bank accounts	6,849	3,118	8,943
Cash in hand	74	63	117
Other cash and cash equivalents	129	550	647
Total	**17,350**	**3,731**	**13,015**

in thousands of US dollars

22. ASSETS HELD FOR SALE

On 15 March 2005, the management of the Group has made a decision to dispose one of gold mining subsidiaries, CJSC "Nedra-Bodaybo" (refer to note 37). This subsidiary has been sold in June 2005. The assets and liabilities attributable to the subsidiary have been classified as a disposal group held for sale and are presented separately in the balance sheet.

The proceeds of disposal exceed the net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been recognised on the classification of the assets as held for sale.

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

	Reviewed 31 March 2005
Property, plant and equipment and capital construction-in-progress	12,695
Investments in securities and other financial assets	503
Other current assets	6,444
Inventories	1,980
Total assets classified as held for sale	**21,622**
Long-term borrowings	6,958
Deferred tax liabilities	1,199
Current portion of employee benefit obligations	1,149
Short-term borrowing	5,960
Trade and other payables	6,249
Taxes payable	956
Total liabilities associated with assets classified as held for sale	**22,471**
Net assets of disposal group	**(849)**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

23. SHARE CAPITAL

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Authorised			
1,123 ordinary shares at par value of RUR 400 each	16	16	16
120 preference shares at par value of RUR 100 each	-	-	-
Total	**16**	**16**	**16**
Issued and fully paid			
31 March 2005: 173 ordinary shares at par value RUR 400 each 31 March 2004: 123 ordinary shares at par value RUR 400 each 31 December 2004: 173 ordinary shares at par value RUR 400 each	3	2	3
120 preference shares at par value of RUR 100 each	-	-	-
Total	**3**	**2**	**3**

During 2004 the Company issued 50 additional ordinary shares for a total consideration of RUR 14,530,498 thousand (USD 498,818 thousand).

Preference shares are freely convertible into ordinary shares.

24. MINORITY INTEREST

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Balance at beginning of the period	**43,927**	-	-
Minority interest in subsidiaries acquired (refer to note 32)	39	-	48,416
Minority interest in net profit/(loss) of subsidiaries	1,150	-	(5,541)
Decrease in minority interest due to increase of investments in subsidiaries by the shareholder of the parent company (refer to comment below)	(11,016)	-	-
Effect of translation to presentation currency	(125)	-	1,052
Balance at end of the period	**33,975**	-	**43,927**

During 2005 six subsidiaries of OJSC "Lenzoloto", a 57.0% Subsidiary of the Group, were sold to LLC "Lenskaya Zolotorudnaya Company", a 100% subsidiary of the Group. This transaction resulted in decrease in minority interest and increase in equity attributable to the shareholder of the parent company due to increase of investments in subsidiaries in the amount of USD 11,016 thousand.

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

25. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the period was as follows:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Net liability at beginning of the period	**86,447**	**31,813**	**31,813**
Recognised in the income statement for the period (refer to note 12)	(4,176)	1,272	7,198
Change in deferred tax liabilities due to acquisition of subsidiaries (refer to note 32)	11,169	-	44,046
Change in deferred tax liability due to reclassification of liabilities associated with assets held for sale (refer to note 22)	(1,199)	-	-
Effect of translation to presentation currency	(117)	1,092	3,390
Net liability at end of the period	**92,124**	**34,177**	**86,447**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Property, plant and equipment	97,441	35,501	87,647
Accrued operating expenses	(3,858)	(963)	470
Provision for doubtful debts	(1,604)	(576)	(1,473)
Inventory valuation	145	215	(197)
Total	**92,124**	**34,177**	**86,447**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
26. ENVIRONMENTAL OBLIGATIONS			
Decommissioning obligations			
Balance at beginning of the period	**7,851**	**6,978**	**6,978**
Unwinding of discount on decommissioning obligations (refer to note 9)	117	107	427
Effect of translation to presentation currency	(22)	239	446
Balance at end of the period	**7,946**	**7,324**	**7,851**
Provision for land rehabilitation			
Balance at beginning of the year	2,629	-	-
Charge to the income statement	-	2,532	2,532
Effect of translation to presentation currency	(7)	29	97
Balance at end of the year	**2,622**	**2,561**	**2,629**

During 2004 the Group performed an estimate of land rehabilitation costs. The provision, discounted to net present value, relates exclusively to mining operations.

Total environmental obligations	**10,568**	**9,885**	**10,480**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

27. OTHER LONG-TERM LIABILITIES

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Long-term taxes payable	492	-	819
Long-term borrowings	276	-	3,538
Long-term obligations under finance lease	-	-	3,783
Other payables	946	-	916
Total	**1,714**	**-**	**9,056**

Long-term taxes payable represent a restructured liability to the State budget accumulated by subsidiaries of the Group over several years and mainly comprise of value added and unified social taxes.

Included in long-term borrowings at 31 December 2004 was a USD-denominated loan from Gasprombank at 6% per annum. The loan was secured by property, plant and equipment with carrying value of USD 719 thousand (refer to note 14).

28. SHORT-TERM BORROWINGS

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
RUR-denominated short-term borrowings	31,302	93,943	30,252
USD-denominated short-term borrowings	-	-	4,460
Current portion of long-term borrowings	-	-	400
Total	**31,302**	**93,943**	**35,112**

RUR-denominated short-term borrowings as of 31 March 2005 include USD 24,097 thousand (31 March 2004: USD 93,943 thousand; 31 December 2004: USD 24,524 thousand) of promissory notes issued to the shareholder and bearing interest of 10.4% per annum.

The interest rates on short-term borrowings vary as follows:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
RUR-denominated short-term borrowings	10.4% to 18.4%	11.2%	10% to 20%
USD-denominated short-term borrowings	-	-	6% to 10%

Short-term borrowings are secured by:

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Property, plant and equipment (refer to note 14)	4,802	-	3,423

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004

29. TRADE AND OTHER PAYABLES

Trade accounts payable	8,769	1,940	10,000
Wages and salaries	9,852	3,380	7,888
Payables for production equipment	4,714	2,115	4,452
Accrued annual leave	3,844	1,373	3,108
Interest payable	1,513	-	1,744
Current portion of obligation under finance lease	-	-	1,045
Other creditors	6,727	1,170	8,671
Total	**35,419**	**9,978**	**36,908**

30. TAXES PAYABLE

Value added tax payable	3,573	-	4,058
Income tax	2,781	231	2,157
Social taxes	2,419	812	3,043
Tax on mining	1,887	1,680	-
Property tax	1,068	959	566
Provision for fines and penalties	-	15,359	-
Other taxes	3,390	241	4,690
Total	**15,118**	**19,282**	**14,514**

in thousands of US dollars

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
31. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS			
Profit before taxation	**27,595**	**26,163**	**61,815**
Adjustments for:			
Impairment of goodwill on acquisition	-	-	114,639
Amortisation and depreciation	14,792	7,567	45,696
Interest expense on borrowings	1,340	-	10,146
Loss on disposal of property, plant and equipment and assets under construction	478	295	3,164
Change in provision for doubtful debts	(113)	(351)	2,535
Provision for land rehabilitation	-	2,532	2,532
Unwinding of discount on decommissioning obligations	117	107	427
Change in provision for obsolete inventory	806	-	355
Loss from associates	39	-	50
Change in provision for tax fines and penalties	-	370	(14,815)
Accrued income on promissory notes	(9,366)	(3,389)	(16,803)
Gain from change in terms of finance leases	-	-	(1,101)
Operating profit before working capital changes	**35,688**	**33,294**	**208,640**
(Increase) in inventories	(7,400)	(5,623)	(12,774)
(Increase)/decrease in advances paid and other receivables	(3,494)	(5,911)	6,835
(Increase)/decrease in other current assets, excluding income tax prepaid	(14,968)	76	(11,496)
Increase/(decrease) in trade and other payables	4,301	3,920	(1,799)
(Decrease)/increase in taxes payable, excluding income tax	(2,215)	1,202	(7,623)
Cash flows from operations	**11,912**	**26,958**	**181,783**

in thousands of US dollars

32. ACQUISITION OF SUBSIDIARIES

	Reviewed three months ended 31 March 2005	Reviewed three months ended 31 March 2004	Audited year ended 31 December 2004
Net assets acquired			
Mineral rights (refer to note 14)	46,539	-	146,349
Property, plant and equipment (refer to note 14)	2,709	-	113,632
Capital construction-in-progress (refer to note 15)	436	-	19,389
Inventories – refined metals	-	-	3,843
Inventories – other	47	-	24,328
Trade and other receivables	41	-	12,493
Cash and cash equivalents	82	-	2,369
Other current assets	73	-	49,705
Loans and borrowings	(1,922)	-	(67,679)
Trade and other payables	(2,125)	-	(53,635)
Deferred taxation (refer to note 25)	(11,169)	-	(44,046)
Net assets at date of acquisition	**34,711**	-	**206,748**
Less: Minority interest	(39)	-	(48,416)
Groups' share of net assets acquired	**34,672**	-	**158,332**
Less: Carrying value of investment in CJSC "Pervenets" before acquiring control (refer to note 16)	(8,856)	-	-
Add: Goodwill on acquisition that was fully impaired (refer to comment below)	-	-	114,639
Total consideration	**25,816**	-	**272,971**
Satisfied by cash	(25,816)	-	(272,971)
Net cash outflow arising on acquisition:			
Cash consideration	(25,816)		(272,971)
Cash and cash equivalents acquired	82	-	2,369
Net cash outflow on acquisition of subsidiaries	**(25,734)**	-	**(270,602)**

Impairment of goodwill on acquisition

As of 31 December 2004 the Group reviewed the carrying value of goodwill arising on the acquisition of OJSC "Lenzoloto" during 2004 and determined that it should be written-off in the 2004 financial year.

OJSC "Pervenets"

On 10 February 2005, the Group acquired 74.0% of the issued share capital of the OJSC "Pervenets" for a cash consideration of USD 25,816 thousand.

OJSC "Pervenets" contributed USD nil revenue and USD 185 thousand loss before taxation from the date control was attained to 31 March 2005.

in thousands of US dollars

CJSC "Tonoda"

On 14 December 2004, LLC "Lenskaya Zolotorudnaya Company", a subsidiary of the Group acquired 100.0% of the issued share capital of CJSC "Tonoda" for a cash consideration of USD 28,276 thousand. CJSC "Tonoda" holds a licence to mine Chertovo Koryto deposit located in Irkutsk Region of the Russian Federation.

CJSC "Tonoda" did not trade from the date of acquisition to 31 December 2004, and, therefore, contributed USD nil thousand of revenue and USD nil thousand loss before taxation from the date of acquisition to 31 December 2004.

OJSC "Lenzoloto"

On 6 April 2004, the Group acquired 50.5% of the issued share capital of OJSC "Lenzoloto" for a cash consideration of USD 179,307 thousand. During July 2004 the Group increased its investment in OJSC "Lenzoloto" to 56.96% for a cash consideration of USD 11,711 thousand, bringing the Group's total investment in OJSC "Lenzoloto" to USD 191,018 thousand.

OJSC "Lenzoloto" contributed USD 104,097 thousand of revenue and USD 1,179 thousand loss before taxation from the date of acquisition to 31 December 2004.

OJSC "Matrosov Mine"

On 6 April 2004, the Group acquired 38.0% of the issued share capital of OJSC "Matrosov mine" for a cash consideration of USD 35,618 thousand. During May and July 2004 the Group increased its investment in OJSC "Matrosov Mine" to 57.1% for a cash consideration of USD 18,059 thousand, bringing the Group's total investment in OJSC "Matrosov Mine" to USD 53,677 thousand.

OJSC "Matrosov Mine" contributed USD 3,947 thousand of revenue and USD 14,684 thousand loss before taxation from the date of acquisition to 31 December 2004.

in thousands of US dollars

33. RELATED PARTIES

Related parties are considered to include the parent company, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated interim financial statements were as follows:

	Sale of goods	Purchase of services	Interest income	Interest expense	Promissory notes receivable	Trade receivables	Cash deposits	Short-term borrowings	Trade payables
Three months ended 31 March 2005 - reviewed									
By the Company	78,428	1,277	9,341	-	353,270	323	3,463	-	1,440
By subsidiaries of the Group	695	-	-	985	-	-	2,204	29,684	7,443
Total	**79,123**	**1,277**	**9,341**	**985**	**353,270**	**323**	**5,667**	**29,684**	**8,883**
Three months ended 31 March 2004 - reviewed									
By the Company	52,461	883	-	-	-	-	2,917	93,943	-
By subsidiaries of the Group	-	-	-	-	-	-	-	-	-
Total	**52,461**	**883**	**-**	**-**	**-**	**-**	**2,917**	**93,943**	**-**
Year ended 31 December 2004 - audited									
By the Company	333,705	3,928	15,290	5,192	393,738	273	1,223	-	-
By subsidiaries of the Group	63,716	-	-	815	-	1,824	1,675	28,082	3,836
Total	**397,421**	**3,928**	**15,290**	**6,007**	**393,738**	**2,097**	**2,898**	**28,082**	**3,836**

34. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance coverage common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Presently the Group has developed a comprehensive property risk insurance program which will commence in the second half of 2004 that provides coverage for the replacement of key production equipment, buildings and structures, and for losses resulting from a temporary disruption in production. This comprehensive property insurance program, will reduce the risk of adverse effect of damage or loss of certain assets upon the Group's activities and its financial position.

Litigation

The Group has been and continues to be subject from time to time to claims and legal proceedings relating to its business activities. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax legislation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the Russian Federation. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land and that could potentially to impact flora and fauna, and give rise to other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the Russian Federation. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2004 the Group conducted an internal estimate of environmental obligations for its operations. These estimates were based on management's understanding of the current legal requirements in the Russian Federation and the terms of license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- rehabilitation of land and other types of ongoing rehabilitation; and
- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities.

The extent and future expected costs related to environmental obligations are inherently difficult to estimate. They depend on the scale of operations, timing and further development of Russian legislation. The Group estimates its environmental obligations using the current level of mines' expansion, existing technology, current prices and projected inflation levels.

Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy depends on the efficacy of the Government economic policies and the continued the development of legal and political systems.

35. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of gold.

in thousands of US dollars

The Group does not enter into any forward or hedging contracts or other financial instruments to offset its commodity price risk.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

The Group does not enter into foreign currency derivative transactions to offset its currency risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group.

Although the Group sells a significant portion of its gold production to a related party and has the only one other customer, the Group is not economically dependent on these customers because of the high level of liquidity in the gold commodity market in the Russian Federation. Payment terms with the Group's customers are such that credit risk is minimal.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities when they fall due. The Group's liquidity position is carefully monitored and managed. The Group makes use of a detailed budgeting and cash forecasting process to ensure it has adequate cash available to meet its payment obligations.

36. FAIR VALUE OF FINANCIAL INSTRUMENTS

	Reviewed 31 March 2005		Audited 31 December 2004	
	Carrying value	Fair value	Carrying value	Fair Value
Investments in associates (refer to note 16)	339	339	9,357	9,357
Investments in securities and other financial assets (refer to note 17)	353,356	353,356	397,318	397,318
Advances to suppliers and other receivables (refer to note 19)	15,611	15,611	12,315	12,315
Other current assets (refer to note 20)	67,992	67,992	58,224	58,224
Cash and cash equivalents (refer to note 21)	17,350	17,350	13,015	13,015
Other long-term liabilities (refer to note 27)	1,714	1,714	9,056	9,056
Short-term borrowings (refer to note 28)	31,302	31,302	35,112	35,112
Trade accounts and other payables (refer to note 29)	35,419	35,419	36,908	36,908
Taxes payable (refer to note 30)	15,118	15,118	14,514	14,514

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

in thousands of US dollars

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation. The long-term accounts receivable have been discounted using the discount rate for similar transactions.

Advances to suppliers and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

Long-term taxes payable have been discounted using the discount rate for similar transactions.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

37. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Acquisition of shares in Russian gold mining companies

In April - May 2005 an additional 31.3% (2004: 57.1%, refer to note 38) of the issued ordinary and preference shares of OJSC "Matrosov Mine" was acquired by the Group for USD 72,004 thousand.

In July 2005 an additional 5.6% (31 March 2005: 57.0%, refer to note 38) of issued ordinary shares of OJSC "Lenzoloto" was acquired by the Group for USD 2,679 thousand.

Proposed spin-off of the Norilsk Nickel Group's gold mining assets

On 15 April 2005 the Board of Directors of MMC Norilsk Nickel approved a plan to spin-off the Norilsk Nickel Group's gold mining assets into a new company by way of a single transaction. The disposal group consists of the Company and its subsidiaries, and 20% interest in Gold Fields Limited, including all liabilities directly associated with those assets. The transaction was announced on 18 April 2005, and is a subject to the final approval by the Extraordinary General Meeting of Shareholders in September 2005. If the spin-off is approved by the shareholders, the transaction is expected to be completed at the end of March 2006.

In accordance with the restructuring plan the shareholders of MMC Norilsk Nickel will receive ordinary shares in the newly created company in proportion to their existing shareholding in MMC Norilsk Nickel.

It is unlikely that significant changes to the restructuring plan will be made or that it will be withdrawn.

New licenses acquired

During the period from April till July 2005 the Group obtained new mining licenses for the following gold deposits: Mukodekskoe (Irkutsk region), Bamskoe (Amursk region), Degdekanskoe and Vostochnoe (Magadan region), and won the tender for mining license for Razdolinskoe and Zyryanovskaya (Krasnoyarsk region).

Disposal of a subsidiary

In June 2005 Group disposed of its investment in CJSC "Nedra Bodaybo".

Other acquisitions

In May 2005 the Group acquired from MMC Norilsk Nickel the indirect ownership of 20% shares in Gold Fields Limited (South Africa) for cash consideration of USD 946,275 thousand. Gold Fields Limited is one of the leading gold producers in the world, with operations in South Africa, Ghana and Australia.

Issuance of shares

In May 2005 the Company issued additional 126 ordinary shares with a par value of 400 RUR per share. All shares were sold to the Company's shareholder MMC Norilsk Nickel for cash consideration of USD 1,300,097 thousand.

in thousands of US dollars

38. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held			% held		
Subsidiaries in the Russian Federation	Nature of business	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004	Reviewed 31 March 2005	Reviewed 31 March 2004	Audited 31 December 2004
OJSC "Lenzoloto"	Market agent	847,535	-	847,535	56.96	-	56.96
LLC "Lenskaya Zolotorudnaya Company"	Market agent	-	-	-	100.00	-	100.00
OJSC "Matrosov Mine"	Mining	43,929	-	43,929	57.05	-	57.05
CJSC "Tonoda"	Mining	9,100	-	9,100	100.00[1]	-	100.00[1]
OJSC "Pervenets"	Mining	100	-	-	88,81[1]	-	-
CJSC "Lensib"	Mining	610	-	610	34.75[1]	-	34.75[1]
CJSC "Svetliy"	Mining	840	-	840	47.85[1]	-	47.85[1]
CJSC "Marakan"	Mining	840	-	840	47.85[1]	-	47.85[1]
CJSC "Nadezhdinskoe"	Mining	840	-	840	47.85[1]	-	47.85[1]
CJSC "Dalnaya Taiga"	Mining	820	-	820	46.71[1]	-	46.71[1]
CJSC "Sevzoto"	Mining	650	-	650	37.02[1]	-	37.02[1]
CJSC "Charazoto"	Mining	640	-	640	36.45[1]	-	36.45[1]
CJSC "Nedra Bodaybo"	Mining	1,071	-	1,071	29.05[1]	-	29.05[1]
CJSC "GRK Sukhoy Log"	Mining	100	-	100	100.00[1]	-	56.96[1]
CJSC "Vitimenergo"	Electricity production	355,669	-	355,669	100.00[1]	-	56.96[1]
LLC "Lengeo"	Geological research	-	-	-	100.00[1]	-	56.96[1]
LLC "Vitimservice"	Procurement services	-	-	-	100.00[1]	-	56.96[1]
LLC "Lenrem"	Repair services	-	-	-	56.96[1]	-	56.96[1]
LLC "LZDT"	Transportation	-	-	-	100.00[1]	-	56.96[1]

[1] Effective % held through other Group subsidiaries.

EXHIBIT V – PRO FORMA FINANCIAL STATEMENTS – NORILSK AND POLUS

The following unaudited pro forma financial information gives pro forma effect to the Spin-off, after giving effect to the pro forma adjustments described in the accompanying notes.

The unaudited consolidated pro forma balance sheet and the unaudited consolidated pro forma income statement of the Norilsk Group have each been prepared as if the Spin-off had occurred on January 1, 2004. This unadjusted pro forma consolidated financial information has been extracted from, and should be read in conjunction with, the Norilsk Group's historical audited consolidated financial statements included in Exhibit I and the Norilsk Group's historical unaudited consolidated interim financial statements included in Exhibit III.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of the Norilsk Group, the Polus Group or the Polyus Gold Group would have been had the Spin-off occurred on the above-described dates, nor is it necessarily indicative of the operating results or financial position of the Norilsk Group, the Polus Group or the Polyus Gold Group for any future periods.

The unaudited pro forma financial information has been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP, see "Summary of Certain Differences between U.S. GAAP and IFRS".

Pro forma balance sheet[(1)]

	As at 31 March 2005			As at 31 March 2004			As at 31 December 2004		
	Norilsk Group	Norilsk Group without Polus	Polus Group	Norilsk Group	Norilsk Group without Polus	Polus Group	Norilsk Group	Norilsk Group without Polus	Polus Group
ASSETS									
Non-current assets	**9620**	**8967**	**653**	**9441**	**8916**	**525**	**9665**	**9036**	**629**
Property, plant and equipment	6548	6021	527	6184	5962	222	6644	6141	503
Mineral rights and reserves (raised at consolidation)[2]		(46)	46		(51)	51		(47)	47
Capital construction-in-progress	1364	1286	78	1246	1208	38	1208	1 142	66
Advances paid for investments in Lenzoloto and Matrosov Mine[3]	–	–	–	214	–	214	–	–	–
Investments in associates	161	161	–	122	122	–	162	153	9
Investments in securities and other financial assets[4]	1312	1310	2	1426	1426	–	1407	1403	4
Other non-current assets	179	179	–	180	180	–	169	169	–
Inventories	56	56	–	69	69	–	75	75	–
Current assets	**3812**	**3262**	**550**	**3845**	**3784**	**61**	**3967**	**3420**	**547**
Investments in securities and other financial assets	31	31	–	49	49	–	30	30	–
Other current assets	689	621	68	468	459	9	694	636	58
Promissory notes received from OJSC "MMC Norilsk Nickel"[5]	–	(336)	336	–	–	–	–	(384)	384
Inventories	1407	1333	74	1475	1442	33	1442	1372	70
Trade accounts and other receivables	423	390	33	617	602	15	455	433	22
Cash and cash equivalents	1240	1223	17	1236	1232	4	1346	1333	13
Assets classified as held for sale	22	–	22	–	–	–			
Total assets	**13432**	**12229**	**1203**	**13286**	**12700**	**586**	**13632**	**12456**	**1176**
EQUITY AND LIABILITIES									
Share capital and reserves	**10223**	**9238**	**985**	**9288**	**8879**	**409**	**10643**	**9670**	**973**
Share capital	10	10	–	10	10	–	10	10	–
Capital reserves	34	34	–	762	762	–	782	782	–
Investments revaluation reserve	(142)	(142)	–	(35)	(35)	–	(56)	(56)	–
Accumulated profits	9978	9027	951[6]	8199	7790	409[6]	9541	8612	929[6]
Equity attributable to the equity holders of the parent company	9880	8929	951	8936	8527	409	10277	9348	929
Minority interest	343	309	34	352	352	–	366	322	44
Non-current liabilities	**1574**	**1459**	**115**	**1032**	**978**	**54**	**1606**	**1489**	**117**
Long-term borrowings	650	649	1	129	129	–	657	649	8
Deferred tax liabilities	714	611	103	761	714	47	740	642	98
Employee benefit obligations	49	49	–	69	69	–	50	50	–
Provision for decommissioning	155	144	11	62	55	7	155	145	10
Taxes payable lt	6	6	–	11	11	–	4	3	1
Current liabilities	**1635**	**1532**	**103**	**2966**	**2843**	**123**	**1383**	**1297**	**86**
Current portion of long-term borrowings	321	321	–	39	39	–	323	323	–
Current portion of employee benefit obligations	170	167	3	184	184	–	186	183	3
Short-term borrowings	506	498	8	409	409	–	208	195	13
Promissory notes given to OJSC "MMC Norilsk Nickel"[5]	–	–	–	–	(94)	94	–	–	–
Derivative financial instruments	5	5	–	10	10	–	5	5	–
Trade accounts and other payables	358	303	55	1820	1810	10	373	318	55
Taxes payable	244	229	15	397	378	19	257	242	15
Dividends payable	4	4	–	2	2	–	10	10	–
Bank overdrafts	5	5	–	105	105	–	21	21	–
Liabilities associated with assets classified as held for sale	22	–	22	–	–	–	–	–	–
Total equity and liabilities	13432	12229	1203	13286	12700	586	13632	12456	1176

Notes:

(1) The pro-forma financial statements of the Norilsk Group without Polus and for the Polus Group have been prepared to provide shareholders of Norilsk Nickel with illustrative financial information in connection with the planned spin-off of the gold mining assets (Polus) from the Norilsk Group. The pro-forma financial statements of the Polus Group represent the deconsolidated financial statements of the Polus Group for and as at the respective dates separated from the Norilsk Nickel Group financial statements. Inter-company loan accounts, promissory notes and income statement transactions have been eliminated for consolidation purposes and the allocation of excess purchase price aover net identifiable assets and liabilities have been included for consolidation purposes, but when standalone financial statements are being prepared these balances and transactions will have to be grossed up eliminating consolidation adjustments.

(2) Represents the excess purchase price of Norilsk Nickel's investment in Polus, over Polus's net identifiable assets and liabilities at the date of acquisition, allocated to mineral rights and reserves, in accordance with IFRS 3 "Business Combinations".

(3) Represents Polus's investments in Lenzoloto and Matrosov Mine, effective on 6 April 2004.

(4) Includes Norilsk Nickel's investment in Gold Fields, which has been transferred during May 2005 to Jenington International Inc., a company incorporated under the laws of the British Virgin Islands. In May 2005 Polus acquired from Norilsk 100% of the shares of Jenington for USD 946 million, therefore the investment in Gold Fields will only be reflected in the Polus Group with effect from the second quarter of 2005.

(5) Eliminated on consolidation of the Group.

(6) Reconciliation of Polus's accumulated profits is as follows:

Balance as of 31/12/2004	929
Profit for the first quarter 2005 attributable to the shareholder of the parent company	15
Increase in equity attributable to the shareholder of the parent company due to the increase of investment in subsidiary	11
Increase in the share capital of Polus	n/a
Effect of translation to presentation currency	(4)
Balance as of 31/03/2005	**951**

Balance as of 31/12/2003	375
Profit for the first quarter 2004 attributable to the shareholder of the parent company	21
Increase in equity attributable to the shareholder of the parent company due to the increase of investment in subsidiary	–
Increase in the share capital of Polus	n/a
Effect of translation to presentation currency	13
Balance as of 31/03/2004	**409**

Balance as of 31/12/2003	375
Profit for the year attributable to the shareholder of the parent company	8
Increase in equity attributable to the shareholder of the parent company due to the increase of investment in subsidiary	–
Increase in the share capital of Polus	499
Effect of translation to presentation currency	47
Balance as of 31/12/2004	**929**

Pro forma income statement[(1)]

	For the three months ended 31 March 2005			For the three months ended 31 March 2004			For the year ended 31 December 2004		
	Norilsk Group	Norilsk Group without Polus	Polus Group	Norilsk Group	Norilsk Group without Polus	Polus Group	Norilsk Group	Norilsk Group without Polus	Polus Group
Metal sales revenues	**1630**	**1551**	**79**	**1583**	**1531**	**52**	**7033**	**6591**	**442**
Cost of metal sales	738	694	44	693	670	23	3179	2938	241
Gross profit on metal sales	**892**	**857**	**35**	**890**	**861**	**29**	**3854**	**3653**	**201**
Selling, general and administrative expenses	190	177	13	191	188	3	866	821	45
Other net operating expense/(income)	48	46	2	78	77	1	153	167	(14)
Operating profit	**654**	**634**	**20**	**621**	**596**	**25**	**2835**	**2665**	**170**
Impairment of goodwill on acquisition	–	–	–				115	–	115
Interest expense	24	23	1	9	9	–	72	61	11
Net loss/(income) from investments	(26)	(18)	(8)	(15)	(12)	(3)	(7)	10	(17)
Net (gains)/losses on derivative transactions	–	–	–	(10)	(10)		(6)	(6)	–
Other non-operating expenses	17	17	–	22	21	1	108	103	5
Profit before tax	**639**	**612**	**27**	**615**	**608**	**27**	**2553**	**2497**	**56**
Taxation	193	182	11	167	165	6	696	642	54
Profit for the period	**446**	**430**	**16**	**448**	**427**	**21**	**1857**	**1855**	**2**
Attributable to:									
Equity holders of the parent company	**440**	**425**	**15**	**444**	**423**	**21**	**1878**	**1870**	**8**
Minority share of profit/(loss)	**6**	**5**	**1**	**4**	**4**	**–**	**(21)**	**(15)**	**(6)**
	446	**430**	**16**	**448**	**427**	**21**	**1857**	**1855**	**2**

Post 31 March 2005 events affecting the pro-forma financial statements

1. During May – June 2005, Polus had been recapitalized when the company issued an additional 126 ordinary shares with a par value of RUR 400 per share. All these shares were issued to the sole shareholder and parent of the Company, MMC Norilsk Nickel for a total consideration of USD 1.3 billion. The proceeds of the share issue as follows:

   - to finance the acquisition of a 100% of the issued share capital of Jennington International Inc, a company incorporated under the laws of British Virgin Islands, from Norilsk Nickel for USD 946 million. Jennington, a special purpose vehicle, is the registered owner of a 20% stake in Gold Fields Limited (South Africa);

   - to finance the pre-payment of USD 115 million in connection with the acquisition of three mining companies, refer to note 2 below; and

   - to improve their cash on hand by the remaining USD 239 million.

2. In August 2005, Polus agreed to acquire shares and interests in three mining companies that hold licenses to explore and/or produce gold and silver from several deposits in Siberia. The mineral resource base is estimated according to the Russian classification system ($B+C_1+C_2+P_1$) at more than 28 million troy ounces. The total price will not exceed USD 285 million. In accordance with the terms of the transaction, Polus had to make a pre-payment of USD 115 million. The transfer of the share and interests is anticipated to be completed by September 30, 2005, subject to satisfaction of customary conditions precedent. The balance of the purchase price, which is subject to adjustment, is expected to be paid in 2005.

3. Norilsk Nickel will inject a further amount of cash limited to RUR 10 billion (which at the exchange rate ruling on August 11, 2005 would approximate USD 352 million) just before the completion of the spin-off in April 2006.

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EXHIBIT VI – SUMMARY OF SEPARATION BALANCE SHEET

Approved by the Extraordinary General Meeting of Shareholders on September 30, 2005

Attachment No. 2 to the voting ballot for the Extraordinary General Meeting of Shareholders of OJSC MMC Norilsk Nickel 30.09.2005

SEPARATION BALANCE SHEET

of OJSC MMC Norilsk Nickel

000 rubles

Item	Line Code	Norilsk Nickel as of Jan 1, 2005	Norilsk Nickel as of June 30, 2005	Distribution Between Reorganized and Split-Off Companies	
				Norilsk Nickel	OJSC Polyus Gold
1	2				
1. NON-CURRENT ASSETS.					
Non-tangible assets:	110	53,352	51,206	51,206	
patents to inventions, prototypes, models, trade marks and service marks, rights to software, data bases and other similar rights and assets	111	53,352	51,206	51,206	
establishment charges	112	–	–	–	
goodwill	113	–	–	–	
Fixed assets:	120	60,551,444	62,453,015	62,453,015	
property and natural resource use	121	–	–	–	
buildings, plant and equipment	122	60,551,444	62,453,015	62,453,015	
Construction in progress	130	18,031,390	19,702,523	19,702,523	
Investment in financial assets	135	–	–		
Longterm financial investments:	140	125,860,062	145,358,564	87,041,750	58,316,814
investment in subsidiaries	141	82,364,991	126,755,357	68,438,543	58,316,814
investment in affiliates	142	38,455,616	3,262,850	3,262,850	
investment in other organizations	143	4,699,498	13,906,885	13,906,885	
loans extended to organizations for terms of more than 12 months	144	337,547	1,367,869	1,367,869	
other long term financial investments	146	2,410	65,603	65,603	
Deferred tax assets	145	–	–	–	
Other non-current assets	150	99,086	93,683	93,683	
TOTAL SECTION I	190	204,595,334	227,658,991	169,342,177	58,316,814
2. OPERATING ASSETS					
Inventories:	210	42,614,776	40,875,605	40,875,605	
raw materials and stock, etc.	211	20,035,730	16,189,253	16,189,253	
animals being raised and fattened	212	–	–	–	
work-in-process expenditure	213	13,854,290	14,934,021	14,934,021	
finished products and goods for sale	214	5,154,509	6,323,164	6,323,164	
shipped goods	215	71,732	75,491	75,491	
future expenditures	216	3,498,515	3,353,676	3,353,676	
other costs and expenditures	217	–	–	–	
Value-added tax on purchases	220	6,074,544	5,708,042	5,708,042	
Receivables (payments due more than 12 months after reporting date):	230	323,640	189,597	189,597	
buyers and customers	231	144,693	4,819	4,819	

Item	Line Code	Norilsk Nickel as of Jan 1, 2005	Norilsk Nickel as of June 30, 2005	Distribution Between Reorganized and Split-Off Companies	
				Norilsk Nickel	OJSC Polyus Gold
1	2				
promissory notes	232	–	–	–	
indebtedness of subsidiaries and affiliates	233	–	–	–	
advances	234	50,821	48,071	48,071	
other debtors	235	128,126	136,707	136,707	
Receivables (payments due within 12 months from reporting date)	240	32,197,149	39,361,622	39,361,622	
buyers and customers	241	20,449,901	25,598,075	25,598,075	
promissory notes	242	5,000	5,000	5,000	
indebtedness of subsidiaries and affiliates	243	–	–	–	
Receivables from equity holders (founders) for contributions to equity	244	–	–	–	
advances extended	245	1,596,500	1,690,892	1,690,892	
other debtors	246	10,145,748	12,067,655	12,067,655	
Short term financial investments:	250	15,935,445	11,763,761	2,189,725	
loans extended to organizations for terms of less than 12 months:	251	175,728	1,799,000	1,799,000	
Other short term financial investments:	252	15,759,717	9,964,761	390,725	
term bank deposits	253	13,992,668	9,262,290	–	
promissory notes	254	1,767,049	702,471	390,725	
Cash:	260	15,531,812	2,469,294	2,043,330	10,000,000
cash at hand	261	74,224	69,029	69,029	
current accounts	262	1,059,670	425,964	–	
foreign currency acounts	263	14,386,383	877,209	877,209	
other cash	264	11,535	1,097,092	1,097,092	
Other operating assets	270	162,211	144,001	144,001	
TOTAL SECTION II	290	112,839,577	100,511,922	90,511,922	10,000,000
BALANCE (lines 190+290)	**300**	**317,434,911**	**328,170,913**	**259,854,099**	**68,316,814**
3. CAPITAL AND RESERVES					
Equity capital	410	213,906	213,906	213,906	
Shares redeemed from shareholders (at par)	411	–	(12,479)	(12,479)	
Shares redeemed from shareholders (at greater than par value)	412	–	(20,951,744)	(20,951,744)	
Added capital	420	48,379,460	48,379,229	48,177,802	
Reserve capital:	430	32,086	32,086	32,086	
mandatory reserves pursuant to legislation	431	32,086	32,086	32,086	
reserves formed in accordance with foundation documents:	432	–	–	–	
Undistributed profits (outstanding losses):	470	170,475,422	195,378,532	127,263,145	
undistributed profits (outstanding losses) for the reporting period	471	–	24,903,110	24,903,110	
TOTAL SECTION III	490	219,100,874	223,039,530	154,722,716	**68,316,814**

Item	Line Code	Norilsk Nickel as of Jan 1, 2005	Norilsk Nickel as of June 30, 2005	Distribution Between Reorganized and Split-Off Companies	
				Norilsk Nickel	OJSC Polyus Gold
1	2				
4. LONG TERM LIABILITIES					
Loans and credits:	510	14,080,230	14,552,830	14,552,830	
bank credits due for repayment more than 12 months after reporting date	511		–	–	
loans due for repayment more than 12 months after reporting date	512	14,080,230	14,552,830	14,552,830	
Deferred tax liabilities	515	3,643,279	3,834,839	3,834,839	
Other long term liabilities	520	–	–	–	
TOTAL SECTION IV	590	17,723,509	18,387,669	18,387,669	
5. SHORT TERM LIABILITIES					
Loans and credits:	610	51,113,712	59,248,218	59,248,218	
bank credits due for repayment within 12 months from reporting date	611	13,371,175	6,446,668	6,446,668	
loans due for repayment within 12 months from reporting date	612	37,742,537	52,801,550	52,801,550	
Payables:	620	28,726,753	27,110,880	27,110,880	
suppliers and contractors	621	6,708,802	5,713,104	5,713,104	
arrears to company personnel	622	1,263,849	1,136,341	1,136,341	
arrears to state extra-budgetary funds	623	87,870	344,907	344,907	
arrears for taxes and levies	624	1,821,455	712,516	712,516	
other creditors	625	1,144,858	1,349,972	1,349,972	
advances received	626	522,859	678,496	678,496	
promissory notes due	627	17,177,060	17,175,544	17,175,544	
indebtedness to subsidiaries and affiliates	628	–	–	–	
Payables to equity holders (founders) for earnings	630	348,357	57,171	57,171	
Future income	640	421,706	327,445	327,445	
Reserves for expenditures due	650	–	–	–	
Other short term liabilities	660	–	–	–	
TOTAL SECTION V	690	80,610,528	86,743,714	86,743,714	
BALANCE (lines 490+590+690)	**700**	**317,434,911**	**328,170,913**	**259,854,099**	**68,316,814**

EXPLANATORY NOTES

1. September 30, 2005 the extraordinary general shareholders' meeting votes for reorganization of OJSC MMC Norilsk Nickel in the form of a spin-off in accordance with the Procedure and terms of the spin-off.

2. The separation balance sheet is based on the interim financial statements of OJSC MMC Norilsk Nickel as of June 30, 2005.

3. Following the resolution adopted by the extraordinary general meeting of shareholders of OJSC MMC Norilsk Nickel to approve the reorganization, Norilsk Nickel shareholders are entitled to have all or part of their shares redeemed if they have voted against the resolution or did not participate in voting on reorganization.

4. Charter capital of Norilsk Nickel prior to reorganization amounts to 213,905,884 rubles, after reorganization to 213,905,884 rubles, unless (1) the extraordinary general meeting of shareholders of Norilsk Nickel decides to reduce charter capital by all or part of the 12,478,704 shares held by OJSC MMC Norilsk Nickel as of the date of the decision on reorganization, or (2) the shareholders of Norilsk Nickel who voted against reorganization at the extraordinary meeting of shareholders meeting or did not vote demand that all or part of their shares be redeemed or lodge such demands without presenting their shares for redemption.

5. The charter capital of OJSC Polyus Gold, created following the spin-off, is formed pursuant to Order No. 05-4/pz-n of FSFM of Russia from the reduction of Norilsk Nickel's added capital, from which the spin-off was effected.

The charter capital of OJSC Polyus Gold will be comprised of an amount equal to the charter capital of OJSC MMC Norilsk Nickel, minus (1) the par value of Norilsk Nickel shares held by Norilsk Nickel as of the date of the decision on reorganization and held by Norilsk Nickel as of the date when the list of persons that are to receive shares of the New Company is drawn up, and (2) the par value of shares redeemed by Norilsk Nickel on the demand of shareholders voting against the resolution on reorganization or those abstaining from the vote.

6. The following Norilsk Nickel assets are to pass to OJSC Polyus Gold:

1. Long term financial investments in Polus shares in the amount of RUB 58,316,813,679.60:

Polus preferred registered C shares – 120 shares worth RUB 1,405,607,227.24;

Polus ordinary registered shares – 299 shares worth RUB 56,911,206,452.36,

2. Cash in the amount of RUB 10,000,000,000.

The financial investments in Polus shares are valued at cost. OJSC MMC Norilsk Nickel liabilities are not transferable.

7. The legal successor of OJSC MMC Norilsk Nickel in respect of any and all liabilities, including those incurred by OJSC MMC Norilsk Nickel after September 30, 2005, shall only be OJSC MMC Norilsk Nickel.

8. In the event that the net asset value of OJSC Polyus Gold is greater than the charter capital set by the shareholders of the New Company, the difference will be offset in the opening balance sheet with an amount in "Undistributed Profit" in accordance with the requirements laid down in paragraph 39 of Order No. 44n of the Russian Ministry of Finance dated May 20, 2003. This difference will also be offset in the balance sheet of OJSC MMC Norilsk Nickel as of the date of state registration of OJSC Polyus Gold by an amount in "Undistributed Profit".

General Director — **M.D. Prokhorov**

Chief Accountant — **L.V. Lisitsyna**

Summary of Significant Differences Between IFRS and RAS

The IASB, a private sector body based in London, was established as part of the International Accounting Standards Committee Foundation in 2001. The IASB is committed to developing, in the public interest, a single set of high quality, global accounting standards that require transparent and comparable information in general purpose financial statements. In pursuit of this objective, the IASB cooperates with national accounting standard-setters to achieve convergence in accounting standards around the world.

At formation, the IASB adopted the body of the International Accounting Standards issued by its predecessor, the Board of the International Standards Committee. The IASB is continuing the work of its predecessor and regularly publishes its accounting standards, known as IFRS. IFRS also includes Interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and its predecessor body, the Standing Interpretations Committee.

RAS for commercial non-banking companies are based on the Russian Civil Code, the Joint Stock Companies Law, the Law on Accounting and other applicable laws of the Russian Federation, and incorporate accounting regulations and standards of the Ministry of Finance of the Russian Federation. Taken as a whole, RAS differ substantially from IFRS. In addition, while some of the standards do contain requirements similar to those in IFRS, their application and interpretation in practice may be significantly different.

The following is a discussion of some of the differences between IFRS and RAS and the consequential differences in disclosure and presentation in financial statements prepared under IFRS and RAS. It is not intended to be a comprehensive analysis of all significant differences, nor a detailed comparison, of IFRS and RAS.

Some general differences in accounting treatment between RAS and IFRS include the following:

- IFRS are based on the synthesis of generally accepted accounting principles of countries with a long history of a market economy and strong financial markets. IFRS' versatility and strength lies in the assessment of the economic substance of the underlying transactions, rather that their legal form.

- IFRS cover more accounting topics than RAS. Consequently, some significant areas of accounting that are covered in IFRS either do not exist or are addressed in very general terms under RAS and may be subject to a much wider degree of interpretation than they would be under IFRS. Most RAS were issued and adopted by the Ministry of Finance of the Russian Federation over the last ten years, with a number of more complex rules issued and adopted over the last two years.

- The Russian accounting profession is still in the process of formation, with the overall accounting education and level of financial sophistication being relatively low. Therefore, some Russian accounting standards that have been adopted may not be applied in practice, including the presentation of consolidated financial statements, the recognition of certain valuation allowances and accruals and detailed levels of financial disclosure.

- RAS financial statements are generally based on the legal form of transactions rather than on their economic substance, which may have the effect of impeding the fair presentation of the results of operations and financial position.

- Prior to January 1, 2002, RAS financial statements were primarily used for purposes of supporting tax declarations and computation of tax liabilities. From January 1, 2002, however, Russian companies

have been required to maintain separate tax records, separate from the accounting records of primary entry, which should, over time, enhance the quality of financial reporting under RAS. Nonetheless, in practice most Russian companies applying RAS currently select those RAS accounting alternatives that result in the minimal differences with the tax records so as to minimize the work required for the preparation of tax declarations and computation of tax liabilities. This practice may again result in the RAS financial statements reflecting the legal form, rather than the economic substance, of the underlying transactions.

- In accordance with IFRS, companies operating in a "hyperinflationary economy" are required to restate their local currency financial statements in terms of a measurement unit current at the balance sheet date by applying a general price index to all non-monetary assets and liabilities, all components of shareholders' equity and items of income and expense, before their financial statements are presented and/or included in their parent's consolidated financial statements. For Russian enterprises reporting under IFRS, the use of indexation tended to have an important impact on financial results because of the high levels of inflation experienced by the Russian economy from the early 1990s. Effective January 1, 2003, Russia is no longer considered to be a hyperinflationary economy for IFRS purposes. Under RAS, which does not have specific rules for reporting in a hyperinflationary environment, companies continued to report in historical rubles during the periods of hyperinflation without any adjustments for loss of the purchasing power of the ruble.

- Regarding business combinations, RAS does not have a concept of establishing a new accounting basis, which is essentially a change from historical cost to fair value for an acquired enterprise as a result of a business combination. Under IFRS this is the key principle for recording acquired assets and liabilities through an acquisition.

- While the concept of goodwill exists under RAS, due to the common practice of presenting only stand-alone financial statements for each legal entity, RAS accounts rarely reflect acquired goodwill in the financial statements of the acquirer. While both IFRS and RAS require an enterprise controlling other enterprises (subsidiaries) to present consolidated financial statements of the parent company and its subsidiaries, most Russian companies do not produce fully consolidated financial statements under RAS, as the RAS requirement to consolidate only came into effect on January 1, 2004. Moreover, the requirement is not as comprehensive as under IFRS, and the practice in this area is still developing.

- With respect to non-controlling stakes in other enterprises, IFRS segregates investments that give an investor the ability to exercise significant influence over an investee, which is accounted for under the equity method, and less significant investments, which are carried at market value or cost, if the market value is not determinable. Under RAS, most investments, including controlling stakes and investments that enable an investor to exercise significant influence over an investee, are carried at cost, with an exception for shares in listed companies, which may be carried at market value.

Some specific differences in accounting treatment between RAS and IFRS include the following:

- Accounting for property, plant and equipment: revaluation of property, plant and equipment is allowed under RAS, but may give different results than under IFRS and need not be performed on a regular basis. The useful life of property, plant and equipment is usually kept consistent with the periods prescribed by government for tax purposes, which are not necessarily those for which the assets are expected to be used. There are no specific rules for impairment of assets under RAS. Asset cost capitalization and depreciation policies are also likely to be different under RAS and IFRS.

- Accounting for leases: under RAS, finance leases are generally defined in legal terms and their capitalization is allowed but not required.

- Accounting for financial instruments: under RAS, trading, available-for-sale and derivative financial assets are not generally recognized at fair value. Trading and derivative financial liabilities are often carried off-balance sheet until their settlement date, when the gains and losses from these instruments are recognized.

- Accounting for income taxes: deferred taxation has been promulgated under RAS with effect from 2003. However, the manner of calculation of deferred taxation is open to interpretation and may be inconsistent with IFRS.

- Joint products and by-products: the concept of joint products and by-products of mining companies is not applied in RAS, leading to the difference in cost accounting, inventory valuation and sales recognition.

In addition to differences in the rules for recognition and measurement, there are numerous differences in the disclosure required under IFRS as compared to RAS, including the following:

- Information about business segments of an enterprise disclosed in a set of IFRS financial statements would most likely differ from the information contained in RAS financial statements, due to the different approaches prescribed for defining reportable segments and reportable information within those segments.

- The definition of a related party under RAS is a much narrower one than under IFRS.

- The correction of fundamental errors in prior periods is included in the determination of the net profit or loss for the current reporting period (which is one of the options under IFRS), but separate disclosure and pro-forma restatement of comparative information are not required.

- RAS cash flow statements and statements of changes in shareholders equity are usually not very useful for economic analysis, as related reporting requirements are unclear, leading to different interpretations of the requirements by different companies. RAS cash flow statements reconcile to cash rather than to cash and cash equivalents.

- In most cases, IFRS disclosure requirements, particularly for companies with listed securities, are much more extensive and detailed than comparable RAS disclosure requirements.

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THE COMPANY

OJSC Mining and Metallurgical Company Norilsk Nickel
2 Gvardeyskaya Square
Norilsk, Krasnoyarsk Territory 663310
Russian Federation

FINANCIAL ADVISORS TO THE COMPANY

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

U.F.G Management Services Inc.
Pasea Estate
Road Town
Tortola
British Virgin Islands

LEGAL ADVISORS TO THE COMPANY

As to U.S. law
Debevoise & Plimpton LLP
Tower 42
Old Broad Street
London, EC2N 1HQ
United Kingdom

As to Russian law
Debevoise & Plimpton LLP
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street
Building 2
Moscow 125009
Russian Federation

AUDITORS AND TAX ADVISORS TO THE COMPANY

Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka Street
Building 2
Moscow 125009
Russian Federation

Printed by RR Donnelley 74208

CIK Number	Company Name	File Number
0001010245	NORILSK NICKEL FI	082-04270

Company Filings

File Number	Form Type	Period Date	Filing Date	Rvw Code	Processd Date	Process Code
082-04270	ARS	2001-12-31 00:00:	02/25/2003			
082-04270	SUPPL		02/20/2003			
082-04270	12G3-2B		03/26/2001			
082-04270	SUPPL		03/26/2001			
082-04270	AR/S	12/31/2000 8:00A	03/26/2001			
082-04270	AR/S	12/31/1999 8:00A	09/28/2000			
082-04270	AR/S	12/31/1998 8:00A	08/23/1999			
082-04270	AR/S	12/31/1996 8:00A	07/14/1998			
082-04270	SUPPL		07/14/1998			
082-04270	AR/S	12/31/1997 8:00A	07/14/1998			
082-04270	12G32BR		07/09/1998			
082-04270	SUPPL		03/25/1997			
082-04270	12G3-2B		01/16/1996			
082-04270	AR/S	12/31/1994 8:00A	01/16/1996			
082-04270	DEF 14A	12/31/1995 8:00A	01/16/1996			
082-04270	SUPPL		01/16/1995			